As filed with the Securities and Exchange Commission on August 31, 2012

Registration No. 333-182948

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

AMENDMENT NO. 1

TO

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

TransUnion Holding Company, Inc.

(Exact name of registrant as specified in its charter)

Delaware	7320	61-1678417
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

555 West Adams Street

Chicago, Illinois 60661

Telephone: (312) 985-2000

(Address, including zip code, and telephone number, including area code, of registrants’ principal executive offices)

John W. Blenke

Executive Vice President, Corporate General Counsel and Corporate Secretary

TransUnion Holding Company, Inc.

555 West Adams Street

Chicago, Illinois 60661

Telephone: (312) 985-2000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copy to:

Michael Pucker

Roderick O. Branch

Cathy A. Birkeland

Latham & Watkins LLP

233 South Wacker Drive, Suite 5800

Chicago, Illinois 60606

Telephone: (312) 876-7700

Facsimile: (312) 993-9767

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.    ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (check one):

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)    ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)    ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per unit(1)	Proposed maximum aggregate offering price(1)	Amount of registration fee
9.625%/10.375% Senior PIK Toggle Notes due 2018	$600,000,000	100%	$600,000,000	$68,760.00(2)

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(f) under the Securities Act.
(2)	The registration fee has been previously paid.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not exchange these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to exchange these securities and is not soliciting an offer to exchange these securities in any state where the offer or exchange is not permitted.

SUBJECT TO COMPLETION, August 31, 2012

Prospectus

TransUnion Holding Company, Inc.

Exchange Offer for

9.625%/10.375% Senior PIK Toggle Notes due 2018

We are offering to exchange, upon the terms and subject to the conditions set forth in this prospectus and the accompanying letter of transmittal (the “Exchange Offer”), up to $600,000,000 in aggregate principal amount of our new 9.625%/10.375% Senior PIK Toggle Notes due 2018, Series B (the “Exchange Notes”). Each Exchange Note has been registered under the Securities Act of 1933, as amended (the “Securities Act”). We are offering to exchange the Exchange Notes for any and all of our outstanding 9.625%/10.375% Senior PIK Toggle Notes due 2018, Series A (the “Outstanding Notes”), which we previously issued in a private transaction that was not subject to the registration requirements of the Securities Act (the “Initial Offering”). We refer to the Exchange Notes and the Outstanding Notes collectively as the “Notes.”

We are conducting the Exchange Offer in order to provide you with an opportunity to exchange your Outstanding Notes for freely tradable notes that have been registered under the Securities Act.

The principal features of the Exchange Offer are as follows:

•

The terms of the Exchange Notes to be issued in the Exchange Offer are substantially identical to the Outstanding Notes, except that the transfer restrictions and registration rights relating to the Outstanding Notes will not apply to the Exchange Notes.

•	You may withdraw your tender of Outstanding Notes at any time before the expiration of the Exchange Offer. We will exchange all of the Outstanding Notes that are validly tendered and not withdrawn.

•

Based on interpretations by the staff of the Securities and Exchange Commission (the “SEC”), we believe that, subject to some exceptions, the Exchange Notes may be offered for resale, resold and otherwise transferred by you without compliance with the registration and prospectus delivery provisions of the Securities Act, provided you are not an affiliate of ours.

•	The Exchange Offer will expire at 5:00 p.m., New York City time, on , 2012, unless extended.

•	The exchange of Outstanding Notes will not be a taxable event for U.S. federal income tax purposes.

•	We will not receive any proceeds from the Exchange Offer.

•	There is no existing public market for the Outstanding Notes or the Exchange Notes. We do not intend to list the Exchange Notes on any securities exchange.

Except in very limited circumstances, current and future holders of Outstanding Notes who do not participate in the Exchange Offer will not be entitled to any future registration rights, and will not be permitted to transfer their Outstanding Notes absent an available exemption from registration. Except in very limited circumstances, upon completion of the Exchange Offer, we will have no further obligation to register, and currently do not anticipate that we will register, Outstanding Notes under the Securities Act.

For a discussion of certain factors that you should consider before participating in the Exchange Offer, see “Risk Factors” beginning on page 20 of this prospectus.

Neither the SEC nor any state securities commission has approved the Exchange Notes to be distributed in the Exchange Offer, nor have any of these organizations determined that this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

            , 2012

You should rely only on the information contained in this prospectus. The prospectus may be used only for the purposes for which it has been published. We have not authorized any other person to provide any information not contained herein. If you receive any other information, you should not rely on it. We are not making an offer to exchange these securities in any state where the offer is not permitted.

You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

We have filed with the SEC a registration statement on Form S-4 with respect to the securities being offered by this prospectus. This prospectus does not contain all of the information contained in the registration statement, including the exhibits and schedules. You should refer to the registration statement, including the exhibits and schedules, for further information about us and the securities being offered by this prospectus. Statements we make in this prospectus about certain contracts or other documents are not necessarily complete. When we make such statements, we refer you to the copies of the contracts or documents that are filed as exhibits to the registration statement because those statements are qualified in all respects by reference to those exhibits. You can inspect and copy these materials at the Public Reference Room of the SEC or on the SEC’s web site at http://www.sec.gov. Please see “Where You Can Find More Information.” We will also provide you without charge, upon written or oral request, a copy of any and all of these documents. We must receive your request no later than five days before the expiration date of the Exchange Offer so you can obtain timely delivery. Requests for copies should be directed to: TransUnion Holding Company, Inc., 555 West Adams Street, Chicago, Illinois 60661; Attention: Investor Relations (telephone (312) 985-2860).

Until 90 days after the date of this prospectus, all dealers that effect transactions in the Exchange Notes, whether or not participating in the Exchange Offer, may be required to deliver a prospectus. This is in addition to any obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

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Industry and Market Data

This prospectus includes industry and trade association data, forecasts and information that we have prepared based, in part, upon data, forecasts and information obtained from independent trade associations, industry publications and surveys and other information available to us. Some data is also based on our good faith estimates, which are derived from management’s knowledge of the industry and independent sources.

Presentation of Financial Information

The historical financial information included in this prospectus for each of the years in the three-year period ended December 31, 2011, is the financial information of TransUnion Corp. and is derived from the audited consolidated financial statements of TransUnion Corp. for such periods appearing elsewhere in this prospectus. The historical financial information included in this prospectus for the six months ended June 30, 2012 is either (i) the historical financial information of TransUnion Holding Company, Inc. from the date of inception (February 15, 2012) through June 30, 2012, derived from the unaudited financial statements of TransUnion Holding Company, Inc. on a stand-alone basis for such period appearing elsewhere in this prospectus, or (ii) the historical financial information of TransUnion Corp. for such period, derived from the unaudited consolidated financial statements of TransUnion Corp. appearing elsewhere in this prospectus, in each case as indicated in this prospectus.

Unless the context otherwise requires or as otherwise indicated:

•	references in this prospectus to “TransUnion,” “we,” “our,” “us” and “the Company” refer to TransUnion Holding Company, Inc. and its consolidated subsidiaries, including TransUnion Corp.; and

•	references to the “Issuer” or “TransUnion Holding” refer solely to TransUnion Holding Company, Inc., the issuer of the Notes.

Non-GAAP Financial Measure

This prospectus contains “non-GAAP financial measures” that are financial measures that either exclude or include amounts that are not excluded or included in the most directly comparable measures calculated and presented in accordance with generally accepted accounting principles in the United States (“GAAP”). Specifically, we make use of the non-GAAP financial measures “Adjusted Operating Income” and “Adjusted EBITDA.”

Adjusted Operating Income represents:

•	Operating income of TransUnion Holding Company, Inc. or TransUnion Corp., as applicable, plus:

•

certain adjustments described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—TransUnion Holding Company, Inc.,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations—TransUnion Corp.—Results of Operations for the Six Months Ended June 30, 2012 and 2011” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations— TransUnion Corp.— Results of Operations for the Twelve Months Ended December 31, 2011, 2010 and 2009,” of this prospectus.

Adjusted EBITDA represents:

•	Net income attributable to TransUnion Holding Company, Inc. or TransUnion Corp., as applicable, plus:

•	discontinued operations;

•	net interest expense;

ii

•	income taxes;

•	depreciation and amortization;

•	stock-based compensation;

•	other income and expense, excluding earnings from equity method investments and dividends received from cost method investments; and

•

certain adjustments described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—TransUnion Holding Company, Inc.,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations—TransUnion Corp.—Results of Operations for the Six Months Ended June 30, 2012 and 2011,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations— TransUnion Corp.— Results of Operations for the Twelve Months Ended December 31, 2011, 2010 and 2009,” of this prospectus.

We believe Adjusted Operating Income and Adjusted EBITDA are useful tools for investors and other users of our financial statements to help assess our ability to incur and service indebtedness, maintain current operating levels of capital assets and acquire additional operations and businesses. We present Adjusted Operating Income and Adjusted EBITDA as supplemental measures of our operating performance because they eliminate the impact of certain items that we do not consider indicative of our ongoing operating performance. In addition to its use as a measure of our operating performance, our board of directors and executive management team focus on Adjusted EBITDA as a compensation measure. The annual variable compensation for members of senior management is based in part on Adjusted EBITDA.

Adjusted Operating Income and Adjusted EBITDA are not measures of financial condition or profitability under GAAP and should not be considered as alternatives to cash flow from operating activities, as measures of liquidity, or as alternatives to operating income or net income as indicators of operating performance. Adjusted Operating Income does not reflect certain stock-based compensation and certain other expenses. Adjusted EBITDA does not reflect our capital expenditures, interest, income tax, depreciation, amortization, stock-based compensation or certain other income and expense. Other companies in our industry may calculate Adjusted Operating Income and Adjusted EBITDA differently than we do, limiting their usefulness as comparative measures. Because of these limitations, Adjusted Operating Income and Adjusted EBITDA should not be considered in isolation or as substitutes for performance measures calculated in accordance with GAAP. For the reconciliation of Adjusted Operating Income to its most directly comparable GAAP measure, operating income of TransUnion Holding Company, Inc. or TransUnion Corp., as applicable, and the reconciliation of Adjusted EBITDA to its most directly comparable GAAP measure, net income attributable to TransUnion Holding Company, Inc. or TransUnion Corp., as applicable, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—TransUnion Holding Company, Inc.,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations—TransUnion Corp.—Results of Operations for the Six Months Ended June 30, 2012 and 2011,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—TransUnion Corp.—Results of Operations for the Twelve Months Ended December 31, 2011, 2010 and 2009” of this prospectus.

Rounding

Items in tables or other presentations may not total, due to rounding.

iii

Summary

This summary contains selected information about us and the Exchange Offer. This summary does not contain all the information you should consider before deciding whether to participate in the Exchange Offer. You should carefully read this entire prospectus, including the information set forth under the headings “Risk Factors,” “Use of Proceeds,” “Capitalization,” “Unaudited Pro Forma Consolidated Financial Data,” “Selected Historical Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical financial statements of TransUnion Holding Company, Inc. and TransUnion Corp. and the related notes appearing elsewhere in this prospectus before deciding whether to participate in the Exchange Offer.

The historical financial information included in this prospectus for each of the years in the three-year period ended December 31, 2011 is the financial information of TransUnion Corp. and is derived from the audited consolidated financial statements of TransUnion Corp. for such periods appearing elsewhere in this prospectus. The historical financial information included in this prospectus for the six months ended June 30, 2012 is either (i) the historical financial information of TransUnion Holding Company, Inc. from the date of inception (February 15, 2012) through June 30, 2012, derived from the unaudited consolidated financial statements of TransUnion Holding Company, Inc. for such period appearing elsewhere in this prospectus, or (ii) the historical financial information of TransUnion Corp. for such period, derived from the unaudited consolidated financial statements of TransUnion Corp. appearing elsewhere in this prospectus, in each case as indicated in this prospectus.

Unless the context otherwise requires or as otherwise indicated, references in this prospectus to “TransUnion,” “we,” “our,” “us” and “the Company” refer to TransUnion Holding Company, Inc. and its consolidated subsidiaries, including TransUnion Corp., and references to the “Issuer” or “TransUnion Holding” refer solely to TransUnion Holding Company, Inc., the issuer of the Notes. References in this prospectus to years are to our fiscal years, which end on December 31.

Overview

We are a leading global provider of information and risk management solutions. We provide these solutions to businesses across multiple industries and to individual consumers. Our technology and services enable businesses to make more timely and informed credit granting, risk management, underwriting, fraud protection and customer acquisition decisions by delivering high quality data, integrated with analytics and decision-making capabilities. Our interactive website provides consumers with real-time access to their personal credit information and analytical tools that help them understand and proactively manage their personal finances. We have operations in the United States, Africa, Canada, Latin America, Asia Pacific and India and provide services in 32 countries. Since our founding in 1968, we have built a diversified and stable customer base in multiple industries, including financial services, insurance, healthcare, automotive, retail and communications.

Businesses use our data for their daily risk-management processes. Consumers use our data to help them understand their credit profile and protect themselves against identity theft. We refine and enhance the financial, credit, identity, insurance claims, bankruptcy and other data we obtain from thousands of sources to create proprietary databases. We combine our data with analytics and decisioning technology to deliver additional value to our customers. Our analytics, such as predictive modeling and scoring, customer segmentation, benchmarking and forecasting, enable businesses and consumers to efficiently monitor and manage risk. Our decisioning technology, which is delivered on a software-as-a-service platform, enables businesses to interpret data and scores and apply their specific qualifying criteria to make real-time decisions at the point of interaction with their customers.

We have a global customer base that includes many of the largest companies in each of the primary industries we serve. For example, in the United States, we contract with eight of the ten largest banks, all of the major credit card issuers, nine of the ten largest property and casualty insurance carriers and we provide services to thousands of healthcare providers. In addition, we provide subscription-based interactive services to a growing base of over one million consumers.

We manage our business through three operating segments: U.S. Information Services (“USIS”), International and Interactive.

•

USIS, which represented approximately 65% of TransUnion Corp.’s revenue for the year ended December 31, 2011 and 64% for the six months ended June 30, 2012, provides consumer reports, credit scores, verification services, analytical services and decisioning technology to businesses in the United States. USIS offers these services to customers in the financial services, insurance, healthcare and other industries, and delivers them through both direct and indirect channels.

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International, which represented approximately 21% of TransUnion Corp.’s revenue for the year ended December 31, 2011 and 20% for the six months ended June 30, 2012, provides services similar to our USIS and Interactive segments, and provides services in 31 countries outside the United States.

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Interactive, which represented approximately 14% of our revenue for the year ended December 31, 2011 and 16% for the six months ended June 30, 2012, provides services to consumers that help them understand and proactively manage their personal finances and protect them from identity theft.

On a pro forma basis, after giving effect to the 2012 Change in Control Transaction (as defined below), for the year ended December 31, 2011, and for the six months ended June 30, 2012, TransUnion Holding Company, Inc. would have had:

•	revenues of $1,024.0 million and $563.9 million, respectively; and

•	net loss attributable to TransUnion Holding Company, Inc. of $39.4 million and $88.1 million, respectively.

Our Industry

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Evolution to mission critical role. Credit bureaus were formed in the nineteenth century to help provide better credit information to local and regional lenders so they could make more informed credit decisions. As consumer lending expanded, credit bureaus became an integral part of the lending process and now play a critical role in the intermediation between lenders and borrowers. Credit bureaus developed a variety of methods to collect, maintain and analyze information concerning the ability of consumers and businesses to meet their obligations. Consumers and commercial lenders have increasingly used these services to make more informed credit decisions. As a result, credit bureaus have positioned themselves as mission critical partners to financial services institutions around the world.

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Three major providers with sustainable competitive advantage. As financial services institutions grew in scale and geographic scope, credit bureaus extended their reach by coordinating and forming strategic alliances with other credit reporting providers to share data across large territories through a “hub and spoke” system. Three credit bureaus have since consolidated into large, international organizations that can provide a wide range of data services and analytical applications to their larger and increasingly demanding financial services customers. As a result of this consolidation, TransUnion, Equifax and Experian have emerged as the global leaders in the industry. The largest U.S. customers of these global credit bureaus typically use the services of all three providers to validate consistency and ensure reliability.

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Development of the business information service providers. Over the past decade, credit bureaus have devoted significant resources to enhance the quality of their data sets by developing a variety of proprietary information databases. Credit bureaus have evolved from being collectors and sellers of credit information to providers of more advanced information services. Given the increased consumer demand for monitoring their own credit, the credit bureaus have also begun to market and sell these services directly to consumers. The development of these more advanced services has enabled credit bureaus to diversify their revenue base, accelerate growth and evolve into business information service providers.

Market Opportunity

We believe several important trends in the global macroeconomic environment, as well as within the key industries we serve, are driving development of the market for information and risk management solutions.

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Large and Growing Market for Data and Analytics. We believe that the business information services market is large and growing. We believe that the demand for targeted data and sophisticated analytical tools will continue to grow meaningfully as businesses seek real-time access to more granular data in order to better understand their customers.

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Focus on Risk Management. As a result of the economic downturn, new regulatory requirements and a heightened focus on reducing fraud and losses, we believe there is a growing demand for risk-based pricing and underwriting strategies, as well as ongoing reviews of existing customers’ risk profiles. For example, since 2008, online insurance carriers have seen double-digit percentage increases in the number of quotes requested, leading to increased underwriting and administrative costs. In addition, financial institutions are utilizing more robust account and portfolio management strategies in order to manage losses within their existing customer base, and credit card issuers are using more advanced customer segmentation and scoring tools to provide customers with appropriate products.

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Growth Driven by Non-traditional Users of Consumer Data. Non-traditional users of consumer data are recognizing the value of credit information and analytical tools. Healthcare companies use these tools to manage their revenue cycle, capital markets participants use them to develop better valuations of securitized loan portfolios, and residential property managers use them to assess tenant qualifications and assist in leasing decisions. In the healthcare industry, for example, increases in high-deductible health plans and the number of uninsured and under-insured consumers have increased collection risks for healthcare providers. To manage costs associated with increasing numbers of patient visits, healthcare providers are seeking information about their patients at the time of registration through modernized healthcare technology and electronic records. We believe companies that can offer real-time, reliable data and technology will be best positioned to benefit from the increasing demand for, and use of, consumer data by non-traditional users.

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Growth in Emerging International Markets. Economic growth in emerging markets continues to outpace the global average. As economies in emerging markets continue to develop and mature, we believe there will continue to be a rise in favorable socio-economic trends, such as an increase in the size of middle and affluent classes, and a significant increase in the use of financial services. In addition, credit penetration is relatively low in emerging markets when compared to developed markets. For example, using our database of information compiled from financial institutions as a benchmark of credit activity, we estimate that less than 20% of the adult population in India is currently credit active. We expect the populations in emerging markets to become more credit active, resulting in increased demand for our services.

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Increased Consumer Focus on Managing Personal Finances and Protecting Against Identity Theft. Consumers are increasingly focused on proactively managing their finances and protecting their identities. According to a press release by the Federal Trade Commission in March 2011, identity theft was the top consumer complaint received by the agency in 2010. Tighter availability of credit and stricter lending practices are prompting individual consumers to seek a better understanding of their credit profile. As a result of these factors, an increasing number of consumers are accessing their credit reports and purchasing credit monitoring services.

Our Competitive Strengths

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Global Leader in Information Management Solutions. We are one of only three leading global participants in the consumer credit and information management industry. Over the past 40 years, we have established comprehensive proprietary databases and information management solutions and developed the ability to reliably deliver high-quality consumer information, creating what we believe is a sustainable competitive advantage. We have a diverse and stable global customer base, which includes many of the largest companies in each of our primary industries. We believe that our scale, global footprint, reputation and strong market positions will allow us to capitalize on business opportunities in countries and regions around the world and contribute to our long-term growth.

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Innovative and Differentiated Information Solutions. We have developed innovative and differentiated service offerings to meet the evolving needs of our customers. Our industry-leading triggers platform notifies our business customers of changes to consumer profiles on a daily basis. Our decisioning technology helps businesses interpret both data and predictive model results, and applies customer-specific criteria to facilitate real-time, automated decisions at the point of consumer interaction. We develop industry studies and provide a source of market intelligence that we believe provide a more holistic perspective on macroeconomic and market trends than comparable offerings of our competitors. We believe our specialized data, analytics and decisioning services differentiate us from our competitors.

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Deep and Specialized Industry Expertise. We have developed an expertise in a number of industries, including financial services, insurance and healthcare, and have placed industry experts in key leadership positions throughout our organization. In addition, we have been able to apply our industry knowledge and high-quality data assets to form strategic partnerships with other leading companies in key industries to develop new solutions and revenue opportunities. We believe that our industry knowledge base, coupled with our collaborative customer approach, has made it possible for us to anticipate and address our customers’ needs and enables us to offer additional proprietary value-added services.

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Strong Presence in Attractive International Markets. We currently provide services in 31 countries outside the United States in both developed and emerging markets with significant growth potential. We have a strong presence in our developed markets, where we hold a leading market position. We are also well-positioned as a first mover in several fast-growing emerging markets, such as India, a market we entered in 2003, and the Philippines, a market we entered in 2011. Since 1993, we have hosted the most extensive credit database in South Africa, which positions us well for further expansion in Africa. In addition, we have become a significant credit information and analytics provider in Latin America through partnerships and acquisitions, such as our recent acquisitions in Chile and Brazil. We believe that our flexible approach to forming local partnerships has allowed us to establish a foothold in certain markets ahead of our major competitors.

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Attractive Business Model. We believe we have an attractive business model that has strong and stable cash flows from operations, diversified revenue streams, low capital requirements and favorable operating leverage. We own 100% of our U.S. consumer credit database and we typically obtain updated information at little or no cost, which provides us with an efficient cost structure and allows us to benefit from economies of scale. The integral role that our analytics play in our customers’ decision-making processes and the proprietary and embedded nature of our solutions have historically translated into high customer retention and revenue visibility. We have enjoyed long-standing relationships with our customers, including relationships of over ten years with each of our top ten USIS financial services customers. Our significant investments to upgrade and improve our technology provide us with the ability to address our customers’ needs with minimal and predictable capital investment. Additionally, our ongoing operational excellence program, which is aimed at creating a long-term competitive and efficient cost structure, has institutionalized our cost-management practices. We believe that as a result of operating efficiencies and low capital intensity, we will continue to generate strong and consistent cash flows from operations.

•	Disciplined Focus on Cost Control and Operational Efficiencies. Through our operational excellence program, we have implemented and continue to focus on several key cost-savings initiatives:

•	A strategic sourcing program, which drives increased control over spending on third-party vendors;

•	Our labor management strategy, which includes the expanded use of lower-cost resources and allows us to continue to improve, align and integrate our enterprise workforce;

•	Our enterprise process improvement, which consolidates data centers and streamlines back office functions; and

•	Our product cost management focus, which enables us to deliver services more effectively and profitably.

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Proven and Experienced Management Team. We have a seasoned senior management team with an average of 15 years of experience in a variety of industries, including credit and information management, financial services and information technology. Our senior management team has a track record of strong performance and depth of expertise in the markets we serve. This team has overseen our expansion into new industries and geographies while managing ongoing cost-saving initiatives. As a result of the sustained focus of our management team, we maintained stable operating performance throughout the economic downturn and have grown the business as conditions have improved. See “Management” for additional information.

Business Strategy

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Develop Innovative Solutions to Meet Market Challenges. We have a culture of innovation. Our industry expertise and collaborative approach allow us to prioritize investments in new data sources and the development of additional services to provide integrated solutions to meet our customers’ needs. In addition, we plan to take advantage of strategic partnerships to develop innovative services that differentiate us from our competitors. As the needs of our customers evolve, we plan to continue to provide creative solutions to meet their challenges and further expand our relationships with them.

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Expand Internationally. We believe international markets present a significant opportunity for growth, as these economies continue to develop and their populations become more credit active. Given our incumbent position in many fast-growing emerging markets, we are well-positioned to benefit from the ongoing expansion of consumer credit in these regions. We will continue to focus on expanding into new industries in developed international markets with the introduction of new solutions and lines of business. We will continue to expand globally by forming alliances with local partners, pursuing strategic acquisitions and developing operations in new markets.

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Focus on Underpenetrated and Growth Industries. We continue to focus on underpenetrated and growth industries in the United States, such as insurance and healthcare, where we believe information-based analytics and decisioning technologies are currently underutilized. Insurers have seen an increase in claims dollars paid, reinforcing their need to price risk appropriately. We offer a range of solutions, including new fraud detection tools and predictive scores, that help insurers price risk appropriately in the quoting and underwriting process. Similarly, we expect providers and payers in the growing healthcare market to utilize more of our data and analytics as they manage collection risks and respond to new regulations that require them to measure the quality of their care in order to be eligible for full reimbursement by the government. We expect that these industries will continue to be a source of growing revenue and profitability for us.

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Expand Interactive Business. Consumers are becoming increasingly aware of the need to proactively manage their personal finances and protect their identities. We will continue to invest in consumer-driven product enhancements and utilize our data-driven customer acquisition strategy through advertising in mobile and social media. In addition to our direct-to-consumer offerings, we will continue our low capital intensive strategy of test marketing new product enhancements and configurations through strategic partners who combine our services with their own offerings. We also plan to leverage the success of our U.S.-based Interactive business to offer similar services in our international markets.

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Pursue Strategic Acquisitions. We will evaluate and pursue strategic acquisitions in order to accelerate growth within our existing businesses and diversify into new businesses. We are focused on opportunities to expand our geographic footprint and the breadth and depth of our services, including acquiring proprietary datasets and industry expertise, in our key industries. We may also increase our investments in foreign entities where we hold a minority interest, as we recently did in India with the purchase of an additional interest in Credit Information Bureau (India) Limited. We plan to maintain our disciplined fiscal approach to any acquisition.

The 2012 Change in Control Transaction

On February 17, 2012, the Issuer and Spartan Acquisition Sub Inc. (“Merger Sub”), entities formed by affiliates of Advent International Corporation (“Advent”) and GS Capital Partners (“GSCP” and together with Advent, the “Sponsors”), entered into an Agreement and Plan of Merger (“Merger Agreement”) with TransUnion Corp. On April 30, 2012, pursuant to the Merger Agreement, Merger Sub merged with and into TransUnion Corp., with TransUnion Corp. continuing as surviving corporation (the “Merger”). As a result of the Merger, TransUnion Corp. became a wholly owned subsidiary of the Issuer. In connection with the closing of the Merger, certain members of management purchased shares of common stock of the Issuer. Following such purchase, the Issuer is owned 49.5% by affiliates of Advent, 49.5% by affiliates of GSCP and 1% by members of management.

We financed the Merger and paid related fees and expenses with (i) $600.0 million of debt financing from the issuance of the Outstanding Notes, (ii) $1,104.6 million of equity capital from the Sponsors and certain members of management and (iii) $49.2 million of available cash from operations. In connection with the Merger, we also (i) increased the revolving commitment amount under Trans Union LLC’s senior secured revolving credit facility by $10.0 million, from $200.0 million to $210.0 million, and (ii) extended the maturity date of $155.0 million of revolving commitments under Trans Union LLC’s senior secured revolving credit facility to February 10, 2017. See “Description of Other Indebtedness.” We refer to the Merger and related transactions collectively as the “2012 Change in Control Transaction.”

Corporate Structure

The following diagram illustrates our corporate structure and the aggregate principal amount of indebtedness outstanding as of June 30, 2012, after giving effect to the 2012 Change in Control Transaction.

(1)	Represents the equity contribution made by investment funds affiliated with the Sponsors and certain members of management, the carrying value of noncontrolling interest, and the accumulated deficit and other comprehensive loss.
(2)	TransUnion Corp., along with certain wholly owned domestic subsidiaries, guarantee Trans Union LLC’s senior secured credit facilities and Trans Union LLC’s senior notes. TransUnion Corp. and its subsidiaries are not guarantors of the Notes exchanged hereby and as a result have no contractual obligations with respect thereto.
(3)	In connection with the 2010 Change in Control Transaction (as defined herein), Trans Union LLC entered into its senior secured credit facility. Trans Union LLC’s senior secured credit facility consists of (i) a $210.0 million senior secured revolving credit facility, $25.0 million of which matures in June 2015, $30.0 million of which matures in February 2016 and $155.0 million of which matures in February 2017, and (ii) a $950.0 million senior secured term loan facility that matures in February 2018. As of June 30, 2012, there was $938.1 million aggregate principal amount outstanding under the Trans Union LLC senior secured term loan facility. See “Summary—The 2012 Change in Control Transaction” and “Description of Other Indebtedness.”
(4)	In connection with the 2010 Change in Control Transaction, Trans Union LLC and TransUnion Financing Corporation issued $645.0 million aggregate principal amount of senior notes due 2018. As of June 30, 2012, after giving effect to the 2012 Change in Control Transaction, the Trans Union LLC senior notes are recorded at $766.6 million due to a purchase accounting fair value adjustment in connection with the 2012 Change in Control Transaction. See “Description of Other Indebtedness.”
(5)	Represents the remaining portion of a $1.8 million note payable in connection with our acquisition of the remaining 20% of an existing subsidiary in 2011, excluding imputed interest calculated at 10.0%.

Our History

Our business was founded in 1968 as a Delaware corporation. In 1969, we acquired the Credit Bureau of Cook County, located in Chicago, Illinois, to provide regional credit reporting services. In the early 1970s, we expanded our coverage by acquiring and partnering with other regional credit bureaus, and by 1988, we were able to offer consumer credit information covering the entire United States. More recently, our business has expanded internationally, and now has operations in Africa, Canada, Latin America, East Asia and India.

We were acquired by Marmon Holdings, Inc. (“Marmon”) in 1981 and continued to operate within Marmon’s corporate structure until 2005, when we were spun off to the Pritzker family business interests (the stockholders of Marmon at that time). Since the spin-off, TransUnion Corp. has operated as a stand-alone corporate group. In June 2010, investment funds affiliated with Madison Dearborn Partners, LLC (“Madison Dearborn”), acquired 51.0% of TransUnion Corp.’s outstanding common stock from Pritzker family business interests and certain employee and director stockholders of TransUnion (the “2010 Change in Control Transaction”). On April 30, 2012, affiliates of Advent and GSCP acquired 100% of TransUnion Corp.’s outstanding common stock from Madison Dearborn, Pritzker family business interests and certain management and director stockholders of TransUnion Corp. pursuant to the Merger. In connection with the closing of the Merger, certain members of management purchased shares of common stock of the Issuer. Following such purchase, the Issuer is owned 49.5% by affiliates of Advent, 49.5% by affiliates of GSCP and 1% by members of management. See “Summary—The 2012 Change in Control Transaction.”

Our Sponsors

GS Capital Partners

Founded in 1869, Goldman Sachs is one of the oldest and largest investment banking firms. Goldman Sachs is also a global leader in private corporate equity, mezzanine and senior loan investing. The GS Capital Partners family of funds is Goldman Sachs’ primary vehicle to make private direct investments in corporate equity. GS Capital Partners VI fund, the sixth in a series of global diversified funds formed since 1992, was formed in 2007 with $20.3 billion in commitments. GS Capital Partners seeks long-term capital appreciation by committing equity to high-quality companies with strong management to fund acquisition or expansion across a range of industries and geographies. Goldman Sachs offers unique benefits to its investment and investing partners, beginning with more than 20 years of private corporate equity investing experience, approximately $38 billion of equity invested in over 325 companies and a global network which provides access to well-regarded management teams, private equity groups and leading corporations.

Advent International Corp.

Founded in 1984, Advent International Corp. is a global private equity firm that has been at the forefront of international investing for over 25 years and has raised over $26 billion in cumulative equity. In 2008, Advent raised its largest fund, a $10.4 billion fund (Global Private Equity VI) for investments in North America and Western Europe. Advent has invested in over 600 companies in 41 countries. Advent focuses on building long-term value in partnership with management teams through revenue growth, acquisitions and profit improvement. Advent has invested more than $3.5 billion in Business & Financial Services transactions, including investments in Oberthur, WorldPay (formerly RBS WorldPay), CETIP (Bovespa: CTIP3), Vantiv (formerly Fifth Third Transaction Processing), BondDesk Group, GFI Group (Nasdaq: GFIG), CAMS, Datek Online, The Island ECN, Sophis, Equiniti (formerly Lloyds TSB Registrars), Domestic & General, Euronet and Dolex.

Corporate Information

Our principal executive offices are located at 555 West Adams Street, Chicago, Illinois 60661. Our telephone number is (312) 985-2000. Our website address is www.transunion.com. The information on, or that may be accessed through, our website is not a part of this prospectus.

This prospectus includes our trademarks such as “TransUnion,” which are protected under applicable intellectual property laws and are the property of TransUnion or its subsidiaries. This prospectus also contains trademarks, service marks, trade names and copyrights of other companies, which are the property of their respective owners. Solely for convenience, trademarks and trade names referred to in this prospectus may appear without the ® or TM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensor to these trademarks and trade names.

Summary of the Exchange Offer

The Initial Offering	On March 21, 2012, the Issuer issued $600,000,000 aggregate principal amount of 9.625%/10.375% Senior PIK Toggle Notes due 2018, Series A (the “Outstanding Notes”) under an indenture among the Issuer and Wells Fargo Bank, National Association, as trustee. The Outstanding Notes were issued in a private transaction that was not subject to the registration requirements of the Securities Act (the “Initial Offering”).

Registration rights agreement	In connection with the Initial Offering, we entered into a registration rights agreement (the “registration rights agreement”) with respect to the Outstanding Notes. In the registration rights agreement, we agreed, among other things, to use our commercially reasonable efforts to file with the SEC, and cause to become effective, a registration statement relating to an offer to exchange the Outstanding Notes for an issue of SEC-registered notes with terms identical to the Outstanding Notes. The Exchange Offer is intended to satisfy your rights under the registration rights agreement. Except in limited circumstances, after the Exchange Offer is complete, holders of Outstanding Notes will no longer be entitled to any exchange or registration rights with respect to their Outstanding Notes.

The Exchange Offer	We are offering to exchange up to $600,000,000 aggregate principal amount of our new 9.625%/10.375% Senior PIK Toggle Notes due 2018, Series B, which have been registered under the Securities Act (the “Exchange Notes”), for any and all of our Outstanding Notes.

In order to be exchanged, an Outstanding Note must be properly tendered and accepted. All Outstanding Notes that are validly tendered and not validly withdrawn will be exchanged. We will issue Exchange Notes promptly after the expiration of the Exchange Offer.

Interest on the Outstanding Notes accepted for exchange in the Exchange Offer will cease to accrue upon the issuance of the Exchange Notes. The Exchange Notes will bear interest from the date of issuance, and such interest will be payable, together with accrued and unpaid interest on the Outstanding Notes accepted for exchange, on the first interest payment date following the closing of the Exchange Offer. Interest will continue to accrue on any Outstanding Notes that are not exchanged for Exchange Notes in the Exchange Offer.

Resales	Based on an interpretation by the staff of the SEC set forth in no-action letters issued to third parties, we believe that the Exchange Notes issued to you in the Exchange Offer may be offered for resale, resold and otherwise transferred by you without compliance with the registration and prospectus delivery requirements of the Securities Act, provided that:

•	the Exchange Notes are being acquired by you in the ordinary course of your business;

•

you are not participating, do not intend to participate, and have no arrangement or understanding with any person to participate, in the distribution of the Exchange Notes issued to you in the Exchange Offer; and

•	you are not an affiliate of ours.

If any of these conditions is not satisfied and you transfer any Exchange Notes issued to you in the Exchange Offer without delivering a prospectus meeting the requirements of the Securities Act or without an exemption from registration of your Exchange Notes from these requirements, you may incur liability under the Securities Act. We will not assume, nor will we indemnify you against, any such liability.

Each broker-dealer that is issued Exchange Notes in the Exchange Offer for its own account in exchange for Outstanding Notes that were acquired by that broker-dealer as a result of market-making or other trading activities must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of the Exchange Notes. A broker-dealer may use this prospectus for an offer to resell, resale or other transfer of the Exchange Notes issued to it in the Exchange Offer.

Expiration date	The Exchange Offer will expire at 5:00 p.m., New York City time, on , 2012, unless we decide to extend the expiration date.

Conditions to the Exchange Offer	The Exchange Offer is subject to customary conditions, which we may waive. See “Exchange Offer—Conditions.”

Procedures for tendering Outstanding Notes	If you wish to tender your Outstanding Notes for exchange in the Exchange Offer, you must transmit to the exchange agent on or before the expiration date either:

•

an original or a facsimile of a properly completed and duly executed copy of the letter of transmittal, which accompanies this prospectus, together with your Outstanding Notes and any other documentation required by the letter of transmittal, at the address provided on the cover page of the letter of transmittal; or

•

if the Outstanding Notes you own are held of record by The Depository Trust Company (“DTC”) in book-entry form and you are making delivery by book-entry transfer, a computer-generated message transmitted by means of the Automated Tender Offer Program System of DTC (“ATOP”), in which you acknowledge and agree to be bound by the terms of the letter of transmittal and which, when received by the exchange agent, forms a part of a confirmation of book-entry transfer. As part of the book-entry transfer, DTC will facilitate the exchange of your Outstanding Notes and update your account to reflect the issuance of the Exchange Notes to you. ATOP allows you to electronically transmit your acceptance of the Exchange Offer to DTC instead of physically completing and delivering a letter of transmittal to the exchange agent.

In addition, you must deliver to the exchange agent on or before the expiration date:

•	a timely confirmation of book-entry transfer of your Outstanding Notes into the account of the exchange agent at DTC if you are effecting delivery of book-entry transfer; or

•	if necessary, the documents required for compliance with the guaranteed delivery procedures.

Special procedures for beneficial owners	If you are the beneficial owner of book-entry interests and your name does not appear on a security position listing of DTC as the holder of the book-entry interests or if you are a beneficial owner of Outstanding Notes that are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender the book-entry interest or Outstanding Notes in the Exchange Offer, you should contact the person in whose name your book-entry interests or Outstanding Notes are registered promptly and instruct that person to tender on your behalf.

Withdrawal rights	You may withdraw the tender of your Outstanding Notes at any time prior to 5:00 p.m., New York City time, on , 2012.

Effect of not tendering in the Exchange Offer	Any Outstanding Notes that are not tendered or that are tendered but not accepted will remain subject to the restrictions on transfer set forth in the Outstanding Notes and the indenture. Since the Outstanding Notes have not been registered under the federal securities laws, they may bear a legend restricting their transfer absent registration or the availability of a specific exemption from registration. Upon completion of the Exchange Offer, we will have no further obligation to register, and currently we do not anticipate that we will register, the Outstanding Notes under the Securities Act except in limited circumstances with respect to specific types of holders of Outstanding Notes.

Federal income tax considerations	The exchange of Outstanding Notes will not be a taxable event for United States federal income tax purposes. See “Material United States Federal Income Tax Considerations.”

Use of proceeds	We will not receive any proceeds from the issuance of Exchange Notes pursuant to the Exchange Offer. We will pay all of our expenses incident to the Exchange Offer.

Exchange agent	Wells Fargo Bank, National Association is serving as the exchange agent in connection with the Exchange Offer.

Summary of Terms of the Exchange Notes

Issuer	TransUnion Holding Company, Inc., a Delaware corporation.

Securities	$600,000,000 principal amount of 9.625%/10.375% Senior PIK Toggle Notes due 2018, Series B.

Maturity	June 15, 2018.

Interest	Other than the interest payment due on September 15, 2012 and the final interest payment ending at stated maturity, which will be made in cash, the Issuer will make interest payments on the Exchange Notes entirely in cash unless the conditions described in this prospectus are satisfied, in which case the Issuer will be entitled to pay, to the extent described herein, interest for such interest period by increasing the principal amount of the Exchange Notes or issuing new notes (such increase or issuance being referred to herein as “PIK Interest”). For additional information on the requirement to pay cash interest or a combination of cash interest and PIK Interest, see “Description of the Notes—Principal, Maturity and Interest.”

Cash interest on the Exchange Notes will accrue at a rate of 9.625% per annum. PIK Interest on the Exchange Notes will accrue at the rate of 10.375% per annum.

If the Issuer pays any PIK Interest, it will increase the principal amount of the Exchange Notes or issue new notes in an amount equal to the interest payment for the applicable interest period (rounded up to the nearest $1) to holders of Exchange Notes on the relevant record date.

Interest Payment Dates	March 15 and September 15 of each year, commencing September 15, 2012.

Guarantees	The Exchange Notes will not be guaranteed on the issue date, and will only be guaranteed in the future under certain limited circumstances. See “Description of the Notes—Certain Covenants—Future Guarantees.”

Ranking	The Exchange Notes will constitute senior unsecured debt of the Issuer and will rank:

•	pari passu in right of payment with all of the Issuer’s future senior debt;

•	senior in right of payment to all of the Issuer’s future subordinated debt;

•	effectively subordinated to all of the Issuer’s future secured indebtedness, to the extent of the value of the collateral securing such obligations; and

•

structurally subordinated to all existing and future indebtedness (including Trans Union LLC’s senior secured credit facility and Trans Union LLC’s senior notes) of, and other obligations and preferred stock of, the Issuer’s subsidiaries (other than indebtedness and other obligations owed to the Issuer).

As of June 30, 2012, after giving effect to the 2012 Change in Control Transaction:

•	the Issuer had no indebtedness other than the Outstanding Notes; and

•

the Issuer’s subsidiaries had $1,705.8 million of indebtedness (excluding $210.0 million of borrowing capacity under Trans Union LLC’s senior secured revolving credit facility), all which would have been structurally senior to the Exchange Notes.

Optional Redemption	Except as described below, the Issuer cannot redeem the Exchange Notes before June 15, 2014. Thereafter, the Issuer may redeem some or all of the Exchange Notes at the redemption prices listed under “Description of the Notes—Optional Redemption,” plus accrued and unpaid interest to the redemption date.

Prior to June 15, 2014, the Issuer may redeem the Exchange Notes, in whole or in part, at a price equal to 100% of the principal amount thereof plus the make-whole premium described under “Description of the Notes—Optional Redemption,” plus accrued and unpaid interest to the redemption date.

At any time (which may be more than once) before June 15, 2014, the Issuer may redeem up to 35% of the aggregate principal amount of the Exchange Notes at a redemption price of 109.625% of the aggregate principal amount thereof, plus accrued and unpaid interest to the redemption date, with the net cash proceeds of certain equity offerings. See “Description of the Notes—Optional Redemption.”

Mandatory Principal Redemption

If the Exchange Notes would otherwise constitute “applicable high yield discount obligations” within the meaning of Section 163(i)(1) of the Internal Revenue Code of 1986, as amended (the “Code”), at the end of each “accrual period” (as defined in Section 1272(a)(5) of the Code) ending after the fifth anniversary of the Exchange Notes’ issuance (each, an “AHYDO redemption date”), the Issuer will be required to redeem for cash a portion of each Exchange Note then outstanding equal to the “Mandatory Principal Redemption Amount” (each such redemption, a “Mandatory Principal Redemption”). The redemption price for the portion of each Exchange Note redeemed pursuant to any Mandatory Principal Redemption will be 100% of the principal amount of such portion plus any accrued interest thereon on the date of redemption. “Mandatory Principal Redemption Amount” means, as of each AHYDO redemption date, the portion of an Exchange Note required to be redeemed to prevent such Exchange

Note from being treated as an “applicable high yield discount obligation” within the meaning of Section 163(i)(1) of the Code. No partial redemption or repurchase of the Exchange Notes prior to any AHYDO redemption date pursuant to any other provision of the indenture governing the Exchange Notes will alter the Issuer’s obligation to make any Mandatory Principal Redemption with respect to any Exchange Notes that remain outstanding on such AHYDO redemption date.

Change of Control	If a change of control occurs, the Issuer must give holders of the Exchange Notes the opportunity to sell to the Issuer their Exchange Notes at 101% of the principal amount thereof, plus accrued and unpaid interest. See “Description of the Notes—Repurchase at the Option of Holders—Change of Control.”

Certain Covenants	The indenture governing the Exchange Notes limits the ability of the Issuer and its restricted subsidiaries to, among other things:

•	pay dividends or distributions, repurchase equity, prepay junior debt and make certain investments;

•	incur additional debt or issue certain disqualified stock and preferred stock;

•	incur liens on assets;

•	merge, consolidate or sell all or substantially all of our assets;

•	enter into certain transactions with affiliates; and

•	allow to exist certain restrictions on the ability of restricted subsidiaries to pay dividends or make other payments to the Issuer.

These covenants are subject to a number of important exceptions and qualifications. During any period in which the Exchange Notes have an investment grade rating from both Rating Agencies (as defined in this prospectus) and no default has occurred and is continuing under the indenture governing the Exchange Notes, the Issuer will not be subject to certain of these covenants. See “Description of the Notes.”

No prior market	The Exchange Notes will constitute a new issue of securities with no established trading market. We do not intend to list the Exchange Notes on any national securities exchange or automated quotation system. Accordingly, we cannot assure you that an active public or other market will develop for the Exchange Notes or as to the liquidity of the trading market for the Exchange Notes. If a trading market does not develop or is not maintained, holders of the Exchange Notes may experience difficulty in reselling the Exchange Notes or may be unable to sell them at all. If a market for the Exchange Notes develops, any such market may be discontinued at any time. Accordingly, you may have to bear the financial risks of investing in the Exchange Notes for an indefinite period of time. The Issuer does not intend to apply for a listing of the Exchange Notes on any securities exchange or automated dealer quotation system. See “Plan of Distribution.”

Use of proceeds	We will not receive any proceeds from the issuance of the Exchange Notes pursuant to the Exchange Offer. We will pay all of our expenses incident to the Exchange Offer. See “Use of Proceeds.”

Risk factors	You should carefully consider all of the information set forth in this prospectus and, in particular, evaluate the specific factors set forth under “Risk Factors” for risks involved with participating in the Exchange Offer.

Summary Historical and Unaudited Pro Forma Consolidated Financial Data

The following tables set forth the summary historical consolidated financial data of TransUnion Corp., the summary historical consolidated financial data of TransUnion Holding Company, Inc. and the summary unaudited pro forma consolidated financial data of TransUnion Holding Company, Inc. for the periods ended and as of the dates indicated below.

We have derived the summary historical consolidated financial data of TransUnion Corp. as of December 31, 2010 and 2011, and for each of the years in the three-year period ended December 31, 2011, from TransUnion Corp.’s audited consolidated financial statements appearing elsewhere in this prospectus. We have derived the summary historical consolidated financial data of the predecessor of TransUnion Corp. for the four months ended April 30, 2012, from TransUnion Corp.’s unaudited consolidated financial statements appearing elsewhere in this prospectus. We have derived the summary historical consolidated financial data of TransUnion Holding Company, Inc. as of June 30, 2012 and for the period from the date of inception through June 30, 2012, from TransUnion Holding Company, Inc.’s unaudited consolidated financial statements appearing elsewhere in this prospectus. TransUnion Corp.’s and TransUnion Holding Company, Inc.’s historical results are not necessarily indicative of the results expected for any future period.

We have derived the summary unaudited pro forma consolidated financial data of TransUnion Holding Company, Inc. for the year ended December 31, 2011, and the six months ended June 30, 2012, from our unaudited pro forma consolidated financial statements appearing elsewhere in this prospectus. The income statement data gives effect to the 2012 Change in Control Transaction as if it occurred on January 1, 2011. The summary unaudited pro forma consolidated financial data of TransUnion Holding Company, Inc. is for informational purposes only and does not purport to represent what our results of operations would have been if the 2012 Change in Control Transaction had occurred on January 1, 2011, or what our results will be for future periods. We cannot assure you that the assumptions used by management, which we believe are reasonable, for the preparation of the summary pro forma consolidated financial data will prove to be correct.

The summary historical financial data set forth below is only a summary and should be read in conjunction with “Risk Factors,” “Use of Proceeds,” “Capitalization,” “Unaudited Pro Forma Consolidated Financial Data,” “Selected Historical Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical financial statements of TransUnion Holding Company, Inc. and TransUnion Corp. and the related notes appearing elsewhere in this prospectus.

	TransUnion Corp. Historical				TransUnion Holding Company, Inc.
	Year Ended December 31,			Predecessor Four Months Ended April 30, 2012	Historical	Pro Forma
(in millions)	2009	2010	2011		From the Date of Inception Through June 30, 2012	Year Ended December 31, 2011	Six Months Ended June 30, 2012
Income Statement Data:
Revenue	$924.8	$956.5	$1,024.0	$373.0	$190.9	$1,024.0	$563.9
Operating expenses:
Cost of services	404.2	395.8	421.5	172.0	74.6	421.5	246.6
Selling, general and administrative	234.6	263.0	264.5	172.0	50.8	264.5	222.8
Depreciation and amortization	81.6	81.6	85.3	29.2	29.0	176.5	87.4

	TransUnion Corp. Historical				TransUnion Holding Company, Inc.
	Year Ended December 31,			Predecessor Four Months Ended April 30, 2012	Historical	Pro Forma
(in millions)	2009	2010	2011		From the Date of Inception Through June 30, 2012	Year Ended December 31, 2011	Six Months Ended June 30, 2012
Total operating expenses(1)	720.4	740.4	771.3	$373.2	154.4	862.5	556.8
Operating income	204.4	216.1	252.7	(0.2)	36.5	161.5	7.1
Non-operating income and expense(2)	1.3	(133.1)	(185.6)	(63.7)	(49.5)	(233.0)	(122.9)

Income (loss) from continuing operations before income tax	205.7	83.0	67.1	(63.9)	(13.0)	(71.5)	(115.8)
(Provision) benefit for income tax	(73.4)	(46.3)	(17.8)	11.5	2.2	32.1	27.7

Income (loss) from continuing operations	132.3	36.7	49.3	(52.4)	(10.8)	$(39.4)	$(88.1)

Discontinued operations, net of tax	1.2	8.2	(0.5)	—	—

Net income (loss)	133.5	44.9	48.8	(52.4)	(10.8)
Less: net income attributable to noncontrolling interests	(8.1)	(8.3)	(8.0)	(2.5)	(1.2)

Net income (loss) attributable to TransUnion Corp. or TransUnion Holding Company, Inc.	$125.4	$36.6	$40.8	$(54.9)	$(12.0)

	TransUnion Corp. Historical				TransUnion Holding Company, Inc.
	As of December 31,			As of June 30, 2012	Historical
(in millions)	2009	2010	2011		As of June 30, 2012
Balance Sheet Data:
Cash and cash equivalents	$137.5	$131.2	$107.8	$86.0	$86.0
Total assets	1,010.0	954.2	1,005.8	4,241.1	4,269.0
Total debt(3)	591.3	1,606.0	1,601.2	1,705.8	2,305.8
Total stockholders’ equity(4)	249.4	(862.0)	(824.4)	1,623.3	1,114.0

(1)

For the year ended December 31, 2010, total operating expenses included $21.4 million of accelerated stock-based compensation and related expenses resulting from the 2010 Change in Control Transaction and a gain of $3.9 million on the trade-in of mainframe computers. See Note 2, “Change in Control,” and Note 16, “Stock-Based Compensation,” of TransUnion Corp.’s audited consolidated financial statements for the year ended December 31, 2011, appearing elsewhere in this prospectus for further information about the impact of the 2010 Change in Control Transaction. For the year ended December 31, 2011, total operating expenses included a $3.6 million outsourcing vendor contract early termination fee and a $2.7 million software impairment and related restructuring charge. For the Predecessor four months ended April 30, 2012, total operating expenses included $90.3 million of accelerated stock-based compensation and related expenses resulting from the 2012 Change in Control Transaction. See Note 2, “2012 Change in Control Transaction,” and Note 15, “Stock-Based Compensation,” of TransUnion Corp.’s unaudited consolidated financial statements for the six months ended June 30, 2012, appearing elsewhere in this prospectus for further information about the impact of the 2012 Change in Control Transaction.
(2)	For the year ended December 31, 2010, non-operating income and expense included $90.1 million of interest expense, $28.7 million of acquisition fees and $20.5 million of loan fees, primarily related to the 2010 Change in Control Transaction. See Note 2, “Change in Control,” of TransUnion Corp.’s audited consolidated financial statements appearing elsewhere in this prospectus for further information about the impact of the 2010 Change in Control transaction. For the year ended December 31, 2011, non-operating income and expense included $126.4 million of interest expense and, as a result of refinancing Trans Union LLC’s senior secured credit facility in February 2011, a $9.5 million prepayment premium and $49.8 million write-off of unamortized loan costs incurred in connection with financing the 2010 Change in Control Transaction. See Note 13, “Debt,” of TransUnion Corp.’s audited consolidated financial statements appearing elsewhere in this prospectus for further information about interest expense and the refinancing. For the Predecessor four months ended April 30, 2012, TransUnion Corp.’s non-operating income and expense included $40.5 million of interest expense and $24.6 million of acquisition expenses, primarily related to the 2012 Change in Control Transaction and the abandoned initial public offering process. For the six months ended June 30, 2012, TransUnion Holding’s non-operating income and expense included $34.8 million of interest expense and $15.2 million of acquisition expenses related to the 2012 Change in Control Transaction. See Note 2, “2012 Change in Control Transaction,” of TransUnion Holding Company Inc.’s and TransUnion Corp.’s unaudited consolidated financial statements for the six months ended June 30, 2012, appearing elsewhere in this prospectus for additional information about the impact of the 2012 Change in Control Transaction. For the year ended December 31, 2011, on a pro forma basis, TransUnion Holding’s non-operating income and expense included $173.6 million of interest expense. For the six months ended June 30, 2012, on a pro forma basis, TransUnion Holding’s non-operating income and expense included $84.7 million of interest expense.
(3)	Total debt as of June 30, 2012 reflects $645.0 million aggregate principal amount of the Trans Union LLC senior notes at $766.6 million due to a purchase accounting fair value adjustment to the basis of Trans Union LLC’s senior notes in connection with the 2012 Change in Control Transaction. This purchase accounting adjustment is due to the requirement to record all assets and liabilities at fair value and will have no impact on cash contractual obligations under Trans Union LLC’s senior notes.
(4)	The balance of total stockholders’ equity decreased from December 31, 2009, to December 31, 2010, primarily due to the 2010 Change in Control Transaction. See Note 2, “Change in Control, of TransUnion Corp.’s audited consolidated financial statements appearing elsewhere in this prospectus.

Ratio of Earnings to Fixed Charges

	TransUnion Holding Company, Inc.	TransUnion Corp. Historical
	Historical	Combined Six Months Ended June 30, 2012
From the Date of Inception Through June 30, 2012
Year Ended December 31,
			2011	2010	2009	2008	2007
Ratio of earnings to fixed charges(1)	0.7:1	0.2:1	1.4:1	1.8:1	46.7:1	221.6:1	236.3:1

(1)	We have derived the ratio of earnings to fixed charges of TransUnion Holding Company, Inc. for the period from the date of inception through June 30, 2012, from TransUnion Holding Company, Inc.’s unaudited financial statements appearing elsewhere in this prospectus. We have derived the ratio of earnings to fixed charges of TransUnion Corp. for the six months ended June 30, 2012, from TransUnion Corp.’s unaudited consolidated financial statements appearing elsewhere in this prospectus. We have derived the ratio of earnings to fixed charges of TransUnion Corp. for each of the years in the three-year period ended December 31, 2011, from TransUnion Corp.’s audited consolidated financial statements appearing elsewhere in this prospectus. We have derived the ratio of earnings to fixed charges of TransUnion Corp. for each of the years ended December 31, 2007 and 2008, from TransUnion Corp.’s audited consolidated financial statements for such periods, which are not included in this prospectus. TransUnion Holding Company, Inc.’s and TransUnion Corp.’s historical results are not necessarily indicative of the results expected for any future period.

Risk Factors

You should consider carefully the risks and uncertainties described below and the other information in this prospectus before deciding to participate in the Exchange Offer. Although these are the risks and uncertainties we believe are most important for you to consider, you should know that they are not the only risks or uncertainties facing us or which may adversely affect our business. The following risks and uncertainties could materially affect our business, financial condition or results of operations. Additional risks and uncertainties not presently known or currently believed to be significant may also adversely affect our business and your investment.

Risks Related to the Exchange Offer and Our Indebtedness

Because there is no public market for the Exchange Notes, you may not be able to resell your Exchange Notes.

The offering of the Exchange Notes has been registered under the Securities Act, but the Exchange Notes will constitute a new issue of securities with no established trading market, and we cannot assure you:

•	whether any trading market that may develop will be liquid;

•	whether you will be able to sell your Exchange Notes; or

•	of the price at which you would be able to sell your Exchange Notes.

If a trading market were to develop, the Exchange Notes might trade at higher or lower prices than their principal amount or purchase price, depending on many factors, including prevailing interest rates, the market for similar securities and our financial performance.

If you tender your Outstanding Notes in the Exchange Offer for the purpose of participating in a distribution of the Exchange Notes, you may be deemed to have received restricted securities and, if so, you will be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction.

Your Outstanding Notes will not be accepted for exchange if you fail to follow the Exchange Offer procedures and, as a result, your Outstanding Notes will continue to be subject to existing transfer restrictions and you may not be able to sell them.

We will not accept your Outstanding Notes for exchange if you do not follow the proper Exchange Offer procedures. We will issue Exchange Notes as part of the Exchange Offer only after a timely receipt of your Outstanding Notes, a properly completed and duly executed letter of transmittal and all other required documents. Therefore, if you want to tender your Outstanding Notes, please allow sufficient time to ensure timely delivery. If we do not receive your Outstanding Notes, letter of transmittal and other required documents by the expiration date of the Exchange Offer, we will not accept your Outstanding Notes for exchange. We are under no duty to give notification of defects or irregularities with respect to the tenders of Outstanding Notes for exchange. If there are defects or irregularities with respect to your tender of Outstanding Notes, we may not accept your Outstanding Notes for exchange. For more information, see “Exchange Offer—Procedures for Tendering.”

If you do not exchange your Outstanding Notes, your Outstanding Notes will continue to be subject to the existing transfer restrictions and you may not be able to sell your Outstanding Notes.

We did not register the Outstanding Notes, nor do we intend to do so following the Exchange Offer. Outstanding Notes that are not tendered will therefore continue to be subject to the existing transfer restrictions and may be transferred only in limited circumstances under the securities laws. If you do not exchange your Outstanding Notes, you will lose your right to have your Outstanding Notes exchanged for Exchange Notes registered under the federal securities laws. As a result, if you hold Outstanding Notes after the Exchange Offer, you may not be able to sell your Outstanding Notes.

Claims of noteholders will be structurally subordinated to claims of creditors of our subsidiaries.

The Exchange Notes are not guaranteed by any of our subsidiaries. Accordingly, claims of holders of the Exchange Notes will be structurally subordinated to the claims of creditors of our subsidiaries, including trade creditors. All obligations of our subsidiaries will have to be satisfied before any of the assets of such subsidiaries would be available for distribution, upon a liquidation or otherwise, to us or our creditors, including the holders of the Exchange Notes.

As of June 30, 2012, after giving effect to the 2012 Change in Control Transaction, our subsidiaries had total indebtedness of approximately $1,705.8 million. This total includes $645.0 million aggregate principal amount of Trans Union LLC’s senior notes which we recorded as of June 30, 2012, after giving effect to the 2012 Change in Control Transaction, at $766.6 million due to a purchase accounting fair value adjustment in connection with the 2012 Change in Control Transaction. Our subsidiaries also had an additional $210.0 million available for borrowing as of June 30, 2012, after giving effect to the 2012 Change in Control Transaction, under Trans Union LLC’s senior secured revolving credit facility. Trans Union LLC’s senior secured credit facility may also be increased by up to an additional aggregate principal amount of $300.0 million.

We are the sole obligor of the Exchange Notes and our direct and indirect subsidiaries do not guarantee our obligations under the Exchange Notes and do not have any obligation with respect to the Exchange Notes.

We are a holding company with no business operations or assets other than the capital stock of TransUnion Corp. Operations are conducted through TransUnion Corp. and its subsidiaries. Consequently, we will be dependent on loans, dividends and other payments from TransUnion Corp. and, indirectly, its subsidiaries, to make payments of principal and interest in cash on the Exchange Notes. However, our subsidiaries are separate and distinct legal entities, and they will have no obligation, contingent or otherwise, to pay the amounts due under the Exchange Notes or to make any funds available to pay those amounts, whether by dividend, distribution, loan or other payments. You will not have any direct claim on the cash flows or assets of our direct and indirect subsidiaries.

The ability of our subsidiaries to pay dividends and make other payments to us will depend on their cash flows and earnings, which, in turn, will be affected by all of the factors discussed in “—Risks Related to Our Business” below. The ability of our direct and indirect subsidiaries to pay dividends and make distributions to us may be restricted by, among other things, applicable laws and regulations and by the terms of the agreements into which they enter. If we are unable to obtain funds from our direct and indirect subsidiaries as a result of restrictions under their debt or other agreements, applicable laws and regulations or otherwise, we may not be able to pay cash interest or principal on the Exchange Notes when due. The terms of the credit agreement governing Trans Union LLC’s senior secured credit facility and the indenture governing Trans Union LLC’s senior notes significantly restrict it from paying dividends and otherwise transferring assets to us, except for administrative, legal and accounting services. As of June 30, 2012, after giving effect to the 2012 Change in Control Transaction, TransUnion Corp. would have been permitted to pay approximately $150.0 million of dividends under those agreements. We cannot assure you that the agreements governing the current and future indebtedness of our direct and indirect subsidiaries will permit such subsidiaries to provide us with sufficient dividends, distributions or loans to pay cash interest or principal on the Exchange Notes when due.

We have a substantial amount of indebtedness which could adversely affect our financial position and prevent us from fulfilling our obligations under the Exchange Notes.

We have a substantial amount of indebtedness. As of June 30, 2012, after giving effect to the 2012 Change in Control Transaction, we had total debt of approximately $2,305.8 million consisting of $600.0 million of Outstanding Notes, $938.1 million of borrowings under Trans Union LLC’s senior secured credit facility,

$645.0 million aggregate principal amount of senior notes issued by Trans Union LLC recorded at $766.6 million after giving effect to the 2012 Change in Control Transaction due to a purchase accounting fair value adjustment in connection with the 2012 Change in Control Transaction and $1.1 million of other debt. We may also incur significant additional indebtedness in the future. Our substantial indebtedness may:

•	make it difficult for us to satisfy our financial obligations, including with respect to the Exchange Notes and our other indebtedness;

•	limit our ability to borrow additional funds for working capital, capital expenditures, acquisitions or other general business purposes;

•	limit our ability to use our cash flow or obtain additional financing for future working capital, capital expenditures, acquisitions or other general business purposes;

•	require us to use a substantial portion of our cash flow from operations to make debt service payments;

•	expose us to the risk of increased interest rates as certain of our borrowings, including Trans Union LLC’s senior secured credit facility, are at variable rates of interest;

•	limit our flexibility to plan for, or react to, changes in our business and industry;

•	place us at a competitive disadvantage compared to our less-leveraged competitors; and

•	increase our vulnerability to the impact of adverse economic and industry conditions.

In addition, the credit agreement governing Trans Union LLC’s senior secured credit facility, the indenture governing Trans Union LLC’s senior notes and the indenture governing the Exchange Notes contain restrictive covenants that may limit our ability to engage in activities that may be in our long-term best interest. Our failure to comply with those covenants could result in an event of default which, if not cured or waived, could result in the acceleration of substantially all of our debt.

Despite our current level of indebtedness, we may still be able to incur additional indebtedness. This could exacerbate the risks associated with our substantial indebtedness.

We and our subsidiaries may be able to incur substantial additional indebtedness in the future. The terms of the indenture governing the Exchange Notes limit, but do not prohibit, us or our subsidiaries from incurring additional indebtedness, and the additional indebtedness incurred in compliance with these restrictions could be substantial. If we incur any additional indebtedness that ranks equally with the Exchange Notes, the holders of that indebtedness will be entitled to share ratably with the holders of the Exchange Notes in any proceeds distributed in connection with any insolvency, liquidation, reorganization, dissolution or other winding-up of our business, subject to collateral arrangements. This may have the effect of reducing the amount of proceeds paid to you. These restrictions will also not prevent us from incurring obligations that do not constitute indebtedness. In addition, the capacity under the Trans Union LLC senior secured credit facility may be increased by an additional $300.0 million, plus an additional amount of indebtedness under the senior secured credit facility or separate facilities permitted by the senior secured credit facility so long as certain financial conditions are met, subject, in each case, to certain conditions and receipt of commitments by existing or additional financial institutions or institutional lenders, which would be secured indebtedness and therefore effectively senior to the Exchange Notes. If new indebtedness is added to our current debt levels, the related risks that we and our subsidiaries now face could intensify. See “Description of Other Indebtedness” and “Description of the Notes.”

The Exchange Notes will be unsecured and effectively subordinated to our existing and future secured indebtedness.

The Exchange Notes will be general unsecured obligations ranking effectively junior in right of payment to all of the Issuer’s future secured indebtedness. While the Issuer does not currently have any existing secured indebtedness, the indenture governing the Exchange Notes permits the Issuer to incur additional secured indebtedness in the future. In the event that the Issuer is declared bankrupt, becomes insolvent or is liquidated or reorganized, any indebtedness that is effectively senior to the Exchange Notes will be entitled to be paid in full from the Issuer’s assets securing such indebtedness before any payment may be made with respect to the Exchange Notes. Holders of the Exchange Notes will participate ratably with all holders of the Issuer’s unsecured indebtedness that is deemed to be of the same class as the Exchange Notes, and potentially with all of the Issuer’s other general creditors, based upon the respective amounts owed to each holder or creditor, in the Issuer’s remaining assets.

We may not be able to generate sufficient cash to service all of our indebtedness, including the Exchange Notes, and may be forced to take other actions to satisfy our obligations under our indebtedness, which may not be successful.

Our ability to make scheduled payments on or refinance our debt obligations, including the Exchange Notes, depends on our financial condition and operating performance, which are subject to prevailing economic, industry and competitive conditions and to certain financial, business, legislative, regulatory and other factors beyond our control (as well as and including those factors discussed under “—Risks Related to Our Business” below). We may be unable to maintain a level of cash flow from operating activities sufficient to permit us to pay the principal, premium, if any, and interest on our indebtedness, including the Exchange Notes.

If our cash flow and capital resources are insufficient to fund our debt service obligations, we could face substantial liquidity problems and could be forced to reduce or delay investments and capital expenditures or to dispose of material assets or operations, seek additional debt or equity capital or restructure or refinance our indebtedness, including the Exchange Notes. We may not be able to implement any such alternative measures on commercially reasonable terms or at all and, even if successful, those alternative actions may not allow us to meet our scheduled debt service obligations. The credit agreement governing Trans Union LLC’s senior secured credit facility, the indenture governing Trans Union LLC’s senior notes and the indenture governing the Exchange Notes restrict our ability to dispose of assets and use the proceeds from those dispositions and may also restrict our ability to raise debt or equity capital to be used to repay other indebtedness when it becomes due. We may not be able to consummate those dispositions or to obtain proceeds in an amount sufficient to meet any debt service obligations then due.

Our inability to generate sufficient cash flow to satisfy our debt obligations, or to refinance our indebtedness on commercially reasonable terms or at all, would materially and adversely affect our financial position and results of operations and our ability to satisfy our obligations under the Exchange Notes.

If we cannot make scheduled payments on our debt, we will be in default and holders of the Exchange Notes could declare all outstanding principal and interest to be due and payable, the lenders under Trans Union LLC’s senior secured credit facility could terminate their commitments to loan money, Trans Union LLC’s secured lenders (including the lenders under Trans Union LLC’s senior secured credit facility) could foreclose against the assets securing their borrowings and we or TransUnion Corp. could be forced into bankruptcy or liquidation. All of these events could result in your losing some or all of your investment in the Exchange Notes.

If we do not have sufficient funds to pay cash interest on the Exchange Notes, interest on the Exchange Notes may be paid in PIK Interest.

We will be required to pay interest on the Exchange Notes entirely in cash unless the conditions described in this prospectus are satisfied, in which case we will be entitled to pay, to the extent described herein, PIK Interest. See “Description of the Notes—Principal, Maturity and Interest.” The terms of the Exchange Notes will not restrict our ability to use our dividend payment capacity for such alternative uses. In addition, the credit agreement governing Trans Union LLC’s senior secured credit facility, the indenture governing Trans Union LLC’s senior notes and the indenture governing the Exchange Notes allow our subsidiaries to utilize amounts that would otherwise be available to pay cash dividends to us for purposes such as making restricted investments, capital expenditures and prepaying subordinated indebtedness and, subject to certain limitations, making cash dividends to and other payments in respect of equityholders, and such uses would reduce the amounts available to pay dividends to us in order to pay cash interest on the Exchange Notes. The indenture governing the Exchange Notes does not restrict the Issuer’s ability to use its dividends payment capacity for such alternative uses. See “Description of Other Indebtedness” and “Description of the Notes—Principal, Maturity and Interest.” As a result, we cannot assure you that we will be required (or able) to make cash interest payments on the Exchange Notes. The payment of interest through PIK Interest will increase the amount of our indebtedness and would exacerbate the risks associated with our high level of indebtedness.

Your ability to transfer the Exchange Notes will be restricted and may be further limited by the absence of an active trading market.

The offering of the Exchange Notes has been registered under the Securities Act but the Exchange Notes will constitute a new issue of securities with no established trading market. An active market for the Exchange Notes may not develop or, if developed, such a market may not continue. In addition, subsequent to their initial issuance, the Exchange Notes may trade at a discount from their initial offering price, depending upon prevailing interest rates, the market for similar notes, our performance and other factors. We do not intend to apply for listing or quotation of the Exchange Notes on any securities exchange or stock market. The liquidity of any market for the Exchange Notes will depend on a number of factors, including:

•	the number of holders of Exchange Notes;

•	our operating performance and financial condition;

•	the market for similar securities;

•	the interest of securities dealers in making a market in the Exchange Notes; and

•	prevailing interest rates.

Even if an active trading market for the Exchange Notes does develop, there is no guarantee that it will continue. Historically, the market for non-investment grade debt has been subject to severe disruptions that have caused substantial volatility in the prices of securities similar to the Exchange Notes. The market, if any, for the Exchange Notes may experience similar disruptions, and any such disruptions may adversely affect the liquidity in that market or the prices at which you may sell your Exchange Notes.

Because Goldman, Sachs & Co., one of the initial purchasers of the Outstanding Notes, may be construed to be our affiliate, Goldman, Sachs & Co. may be required to deliver a current “market making” prospectus, and otherwise comply with the registration requirements of the Securities Act, in connection with certain secondary market sales of the Exchange Notes. Accordingly, the ability of Goldman, Sachs & Co. to make a market in the Exchange Notes may, in part, depend on our ability to maintain a current “market making” prospectus. We will agree to make a “market making” prospectus generally available to Goldman, Sachs & Co. to permit it to engage in market-making transactions. However, the registration rights agreement also provides that we may, for valid business reasons, allow the “market making” prospectus to cease to be effective and usable for a period of time set forth in the registration rights agreement or as otherwise acceptable to the market-maker. As a result, the liquidity of the secondary market for the Exchange Notes may be materially adversely affected by the unavailability of a current “market making” prospectus.

Changes in interest rates or credit ratings issued by statistical rating organizations could adversely affect our cost of financing and the market price of the Exchange Notes.

Credit rating agencies rate the Exchange Notes and our other indebtedness on factors that include our operating results, actions that we take, their view of the general outlook for our industry and their view of the general outlook for the economy. Actions taken by the rating agencies can include maintaining, upgrading or downgrading the current rating or placing us on a watch list for possible future downgrading. Downgrading the credit rating of the Exchange Notes or our other indebtedness or placing us on a watch list for possible future downgrading could limit our ability to refinance maturing liabilities, access the capital markets to meet liquidity needs, increase our cost of financing and lower the market price of the Exchange Notes.

Credit ratings are not recommendations to purchase, hold or sell the Exchange Notes. Additionally, credit ratings may not reflect the potential effect of risks relating to the structure or marketing of the Exchange Notes. Any future lowering of our ratings likely would make it more difficult or more expensive for us to obtain additional debt financing. If any credit rating initially assigned to the Exchange Notes is subsequently lowered or withdrawn for any reason, you may not be able to resell your Exchange Notes at a favorable price or at all.

We may not be able to repurchase the Exchange Notes upon a change of control.

Upon the occurrence of specific kinds of change of control events, we will be required to offer to repurchase all of the outstanding Exchange Notes at 101% of their outstanding principal amount, plus accrued and unpaid interest to the purchase date, if any, unless the Exchange Notes have been previously called for redemption. We may not be able to repurchase the Exchange Notes upon a change of control because we may not have sufficient financial resources. The source of funds for any purchase of the Exchange Notes and repayment of borrowings under Trans Union LLC’s senior secured credit facility would be our available cash or cash generated from our subsidiaries’ operations or other sources, including borrowings, sales of assets or sales of equity. The terms of Trans Union LLC’s senior secured credit facility and Trans Union LLC’s senior notes may prohibit our subsidiaries from funding a repurchase of the Exchange Notes upon a change of control. In the event we need to rely on additional financing from third parties to fund any such purchases, we may be unable to obtain financing on satisfactory terms or at all. Additionally, under Trans Union LLC’s senior secured credit facility, a change of control (as defined therein) constitutes an event of default that permits the lenders to accelerate the maturity of borrowings under the respective agreements and terminate their commitments to lend and upon a change of control, we will also be required to offer to purchase Trans Union LLC’s senior notes at 101% of their outstanding principal amount, which factors may negatively impact our ability to obtain financing on satisfactory terms or at all. Further, our ability to repurchase the Exchange Notes may be limited by law. In order to avoid the obligations to repurchase the Exchange Notes and the Trans Union LLC senior notes and events of default and potential breaches under Trans Union LLC’s senior secured credit facility, we may have to avoid certain change of control transactions that would otherwise be beneficial to us.

In addition, some important corporate events, such as leveraged recapitalizations, may not, under the indenture governing the Exchange Notes, constitute a “change of control” that would require us to repurchase the Exchange Notes, even though those corporate events could increase the level of our indebtedness or otherwise adversely affect our capital structure, credit ratings, financial condition or the value of the Notes. See “Description of the Notes—Repurchase at the Option of Holders—Change of Control.”

Holders of the Exchange Notes may not be able to determine when a change of control giving rise to their right to have the Exchange Notes repurchased has occurred following a sale of “substantially all” of our assets.

The definition of change of control in the indenture governing the Exchange Notes includes a phrase relating to the sale of “all or substantially all” of our assets. There is no precise established definition of the phrase “substantially all” under applicable law. Accordingly, the ability of a holder of Exchange Notes to require us to repurchase its Exchange Notes as a result of a sale of less than all our assets to another person may be uncertain.

Covenants in our and our subsidiaries’ debt agreements restrict our business in many ways.

The indenture governing the Exchange Notes, the credit agreement governing Trans Union LLC’s senior secured credit facility and the indenture governing Trans Union LLC’s senior notes contain various covenants that limit our ability and/or our subsidiaries’ ability to, among other things:

•	incur or assume liens or additional debt or provide guarantees in respect of obligations of other persons;

•	issue redeemable stock and preferred stock;

•	pay dividends or distributions or redeem or repurchase capital stock;

•	prepay, redeem or repurchase debt;

•	make loans, investments and capital expenditures;

•	enter into agreements that restrict distributions from our subsidiaries;

•	sell assets and capital stock of our subsidiaries;

•	enter into certain transactions with affiliates; and

•	consolidate or merge with or into, or sell substantially all of our assets to, another person.

A breach of any of these covenants could result in a default under Trans Union LLC’s senior secured credit facility, the indenture governing Trans Union LLC’s senior notes and/or the indenture governing the Exchange Notes. Upon the occurrence of an event of default under Trans Union LLC’s senior secured credit facility, the indenture governing Trans Union LLC’s senior notes and/or the indenture governing the Exchange Notes, Trans Union LLC’s lenders or the holders of Trans Union LLC’s senior notes, as the case may be, could elect to declare all amounts outstanding under the applicable indebtedness to be immediately due and payable and terminate all commitments to extend further credit. If we were unable to repay those amounts, the lenders could proceed against any collateral granted to them to secure that indebtedness. We have pledged a significant portion of our assets as collateral under Trans Union LLC’s senior secured credit facility. If the lenders under Trans Union LLC’s senior secured credit facility accelerate the repayment of borrowings, we may not have sufficient assets to repay Trans Union LLC’s senior secured credit facility and our other indebtedness, including the Exchange Notes. See “Description of Other Indebtedness.” Our borrowings under Trans Union LLC’s senior secured credit facility are, and are expected to continue to be, at variable rates of interest and expose us to interest rate risk. If interest rates increase, our debt service obligations on the variable rate indebtedness would increase even though the amount borrowed remained the same, and our net income would decrease.

The restrictions contained in the credit agreement governing Trans Union LLC’s senior secured credit facility, the indenture governing Trans Union LLC’s senior notes and the indenture governing the Exchange Notes could adversely affect our ability to:

•	finance our operations;

•	make needed capital expenditures;

•	make strategic acquisitions or investments or enter into joint ventures;

•	withstand a future downturn in our business, the industry or the economy in general;

•	engage in business activities, including future opportunities, that may be in our interest; and

•	plan for or react to market conditions or otherwise execute our business strategies.

These restrictions may affect our ability to grow or even maintain current operating levels.

If a bankruptcy petition were filed by or against us, you may receive a lesser amount for your claim than you would have been entitled to receive under the indenture governing the Exchange Notes.

If a bankruptcy petition were filed by or against us under the U.S. Bankruptcy Code after the issuance of the Exchange Notes, your claim for the principal amount of your Exchange Notes may be limited to an amount equal to the sum of:

•	the original issue price for the Exchange Notes; and

•	any amount of interest that does not constitute “unmatured interest” for purposes of the U.S. Bankruptcy Code.

Accordingly, under these circumstances, you may receive a lesser amount than you would be entitled to under the terms of the indenture governing the Exchange Notes, even if sufficient funds are available.

Federal and state fraudulent transfer laws may permit a court to void the Exchange Notes and, if that occurs, you may not receive any payments on the Exchange Notes.

Federal and state fraudulent transfer and conveyance statutes may apply to the issuance of the Exchange Notes. Under federal bankruptcy law and comparable provisions of state fraudulent transfer or conveyance laws, which may vary from state to state, the Exchange Notes could be voided as a fraudulent transfer or conveyance if we (a) issued the Exchange Notes with the intent of hindering, delaying or defrauding creditors or (b) received less than reasonably equivalent value or fair consideration in return for issuing the Exchange Notes and, in the case of (b) only, one of the following is also true at the time thereof:

•	we were insolvent or rendered insolvent by reason of the issuance of the Exchange Notes;

•	the issuance of the Exchange Notes left us with an unreasonably small amount of capital or assets to carry on the business;

•	we intended to, or believed that we would, incur debts beyond our ability to pay as they mature; or

•	we were a defendant in an action for money damages, or had a judgment for money damages docketed against us if the judgment is unsatisfied after final judgment.

As a general matter, value is given for a transfer or an obligation if, in exchange for the transfer or obligation, property is transferred or a valid antecedent debt is secured or satisfied. A debtor will generally not be considered to have received value in connection with a debt offering if the debtor uses the proceeds of that offering to make a dividend payment or otherwise retire or redeem equity securities issued by the debtor.

We cannot be certain as to the standards a court would use to determine whether or not we were insolvent at the relevant time or, regardless of the standard that a court uses, whether the Exchange Notes would be subordinated to our other debt. In general, however, a court would deem an entity insolvent if:

•	the sum of its debts, including contingent and unliquidated liabilities, were greater than the fair saleable value of all of its assets;

•

the present fair saleable value of its assets was less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature; or

•	it could not pay its debts as they became due.

If a court were to find that the issuance of the Exchange Notes was a fraudulent transfer or conveyance, the court could void the payment obligations under the Exchange Notes and could subordinate the Exchange Notes to presently existing and future indebtedness of ours. In the event of a finding that a fraudulent transfer or conveyance occurred, you may not receive any repayment on the Exchange Notes. Further, the avoidance of the Exchange Notes could result in an event of default with respect to our and our subsidiaries’ other debt that could result in acceleration of that debt.

In addition, any payment by us pursuant to the Exchange Notes made at a time we were found to be insolvent could be voided and required to be returned to us or to a fund for the benefit of our creditors if such payment is made to an insider within a one-year period prior to a bankruptcy filing or within 90 days for any outside party and such payment would give such insider or outside party more than such creditors would have received in a distribution under the U.S. Bankruptcy Code.

Finally, as a court of equity, the bankruptcy court may subordinate the claims in respect of the Exchange Notes to other claims against us under the principle of equitable subordination if the court determines that (1) the holder of Exchange Notes engaged in some type of inequitable conduct, (2) the inequitable conduct resulted in injury to our other creditors or conferred an unfair advantage upon the holders of Exchange Notes and (3) equitable subordination is not inconsistent with the provisions of the U.S. Bankruptcy Code.

Risks Related to Our Business

Our revenues are concentrated in the U.S. consumer credit and financial services industries. When these industries or the broader financial markets experience a downturn, demand for our services, our revenues and the collectability of receivables may be adversely affected.

Our largest customers depend on favorable macroeconomic conditions and are impacted by the availability of credit, the level and volatility of interest rates, inflation, employment levels, consumer confidence and housing demand. Our customer base suffers when financial markets experience volatility, illiquidity and disruption, which has occurred during the past few years and which may be amplified or extended due to concerns regarding sovereign debt levels in Europe. Such market developments and the potential for increased and continuing disruptions going forward present considerable risks to our businesses and operations. Changes in the economy have resulted, and may continue to result, in fluctuations in demand, and the volumes, pricing and operating margins for our services. For example, the banking and financial market downturn that began to affect our business in 2008 caused a greater focus on expense reduction by our customers and led to a decline in their account acquisition mailings, which resulted in reduced revenues from our credit marketing programs. In addition, financial institutions tightened lending standards and granted fewer mortgage loans, student loans, automobile loans and other consumer loans. As a result, we experienced a reduction in our credit report volumes. If businesses in these industries experience economic hardship, we cannot assure you that we will be able to generate future revenue growth or collect our receivables. In addition, if consumer demand for financial services and products and the number of credit applications decrease, the demand for our services could also be materially reduced. These types of disruptions could lead to a decline in the volumes of services we provide our customers and could negatively impact our revenue and results of operations.

Data security and integrity are critically important to our business, and breaches of security, unauthorized disclosure of confidential information or the perception that confidential information is not secure, could result in a material loss of business, substantial legal liability or significant harm to our reputation.

We own and host a large amount of highly sensitive and confidential consumer information including financial information, personally identifiable information and protected health information. This data is often accessed through secure transmissions over public and private networks, including the internet. Despite our physical security, implementation of technical controls and contractual precautions to identify, detect and prevent the unauthorized access to and alteration and disclosure of our data, we cannot assure you that systems that access our services and databases will not be compromised, whether as a result of criminal conduct, advances in computer hacking or otherwise. Several recent, highly publicized data security breaches at other companies have heightened consumer awareness of this issue and may embolden individuals or groups to target our systems. Unauthorized disclosure, loss or corruption of our data could disrupt our operations, subject us to substantial legal liability, result in a material loss of business, and significantly harm our reputation.

Due to concerns about data security and integrity, a growing number of legislative and regulatory bodies have adopted consumer notification requirements in the event that consumer information is accessed by unauthorized persons. In the United States, federal and state laws provide for over 40 disparate notification regimes, all of which we are subject to. Complying with such numerous and complex regulations in the event of unauthorized access would be expensive and difficult, and failure to comply with these regulations could subject us to regulatory scrutiny and additional liability.

If we experience system failures, personnel disruptions or capacity constraints, or our customers do not modify their systems to accept new releases of our distribution programs, the delivery of our services to our customers could be delayed or interrupted, which could harm our business and reputation and result in the loss of revenues or customers.

Our ability to provide reliable service largely depends on our ability to maintain the efficient and uninterrupted operation of our computer network, systems and data centers, some of which have been outsourced to third-party providers. In addition, we generate a significant amount of our revenues through channels that are dependent on links to telecommunications providers. Our systems, personnel and operations could be exposed to damage or interruption from fire, natural disasters, power loss, war, terrorist acts, civil disobedience, telecommunication failures, computer viruses, denial of service attacks or human error. For example, in 2007, a service interruption occurring during a routine maintenance visit by one of our hardware vendors resulted in a disruption in our ability to deliver data and services for almost 24 hours. We may not have sufficient redundant operations to cover a loss or failure of our systems in a timely manner. Any significant interruption could severely harm our business and reputation and result in a loss of revenue and customers.

We could lose our access to data sources which could prevent us from providing our services.

Our services and products depend extensively upon continued access to and receipt of data from external sources, including data received from customers, strategic partners and various government and public records depositories. In some cases, we compete with our data providers. Our data providers could stop providing data, provide untimely data, or increase the costs for their data for a variety of reasons, including a perception that our systems are insecure as a result of a data security breach, budgetary constraints, a desire to generate additional revenue or for competitive reasons. We could also become subject to legislative, regulatory or judicial restrictions or mandates on the collection, disclosure or use of such data, in particular if such data is not collected by our providers in a way that allows us to legally use the data. If we lost access to this external data or if our access or use were restricted or became less economical or desirable, our ability to provide services could be negatively impacted, which would adversely affect our reputation, business, financial condition and results of operations. We cannot provide assurance that we will be successful in maintaining our relationships with these external data source providers or that we will be able to continue to obtain data from them on acceptable terms or at all. Furthermore, we cannot provide assurance that we will be able to obtain data from alternative sources if our current sources become unavailable.

Our business is subject to various governmental regulations, laws and orders, compliance with which may cause us to incur significant expenses, and the failure to comply with which could subject us to civil or criminal penalties or other liabilities.

Our business is subject to significant international, federal, state and local laws and regulations, including, but not limited to, privacy and consumer data protection, financial, tax and labor regulations. See “Business—Regulatory Matters” for a description of select regulatory regimes to which we are subject. These laws and regulations are complex, change frequently and have tended to become more stringent over time. We currently incur significant expenses in our attempt to ensure compliance with these laws. In addition, in the future we may be subject to significant additional expense to investigate, defend, or remedy violations of these laws and regulations. Any failure by us to comply with applicable laws or regulations could also result in significant liability to us, including liability to private plaintiffs as a result of individual or class-action litigation, or may result in the cessation of our operations or portions of our operations or impositions of fines and restrictions on our ability to carry on or expand our operations. In addition, because many of our services are sold into regulated industries, we must comply with additional regulations in marketing our services into these industries, including, but not limited to, state insurance laws and regulations and the Health Insurance Portability and Accountability Act of 1996.

Certain of the laws and regulations governing our business are subject to interpretation by judges, juries and administrative entities, creating substantial uncertainty for our business. We incurred liability in the past, for example, as a result of a determination by a federal consumer protection agency in the late 1990s that a particular marketing practice common to the industry was unlawful under the Fair Credit Reporting Act (“FCRA”). On July 7, 2008, without admitting or denying liability, we agreed to settle this matter and ultimately paid $75.0 million to settle the resulting civil litigation. See “Business—Legal Proceedings—Privacy Litigation.” We cannot predict what effect the interpretation of existing or new laws or regulations may have on our business.

The Dodd-Frank Act created the Bureau of Consumer Financial Protection (the “CFPB”), which is authorized to adopt rules, supervise certain non-banking companies and initiate enforcement actions with regard to federal consumer financial laws.

We are subject to rules promulgated by the CFPB. In 2010, the United States Congress passed the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”). Title X of the Dodd-Frank Act establishes the CFPB, which has broad powers to regulate the offering and the provision of consumer financial products or services under the federal consumer financial laws. General powers of the CFPB include the authority to promulgate regulations and to enforce and administer federal consumer financial laws, including most aspects of the FCRA and other laws applicable to us and our financial customers. The CFPB is expressly charged with prohibiting unfair, deceptive or abusive acts or practices.

We are subject to supervision and examination by the CFPB. The Dodd-Frank Act gives the CFPB authority to conduct examinations and otherwise supervise certain nondepository institutions that are larger participants of a market for other consumer financial products or services, as defined by rule. Noting that the consumer reporting market is of “fundamental importance to the market for consumer credit,” the CFPB has announced that credit reporting companies like us are subject to the CFPB’s supervision program under the larger participant rule.

We could be the subject of an examination, investigation or enforcement action by the CFPB, the Federal Trade Commission (the “FTC”) or by a state agency (e.g., state attorneys general) with powers to enforce CFPB regulations. In addition to its powers to promulgate regulations and supervise banks and non-banks, the CFPB has broad enforcement powers with regard to federal consumer financial laws. The CFPB may conduct examinations and investigations, issue subpoenas and bring civil actions in federal court for violations of the federal consumer financial laws. In these proceedings, the CFPB can seek relief that includes: rescission or reformation of contracts, restitution, disgorgement of profits, payment of damages, limits on activities and civil money penalties of up to $1.0 million per day for knowing violations. Also, the Dodd-Frank Act empowers state attorneys general (or the equivalent thereof) to bring civil actions in federal district court (or a state court that is located in that state and that has jurisdiction over the defendant), to enforce Title X of the Dodd-Frank Act or regulations issued by the CFPB thereunder.

In sum, through its broad powers to regulate and enforce federal consumer financial laws, the CFPB could place restrictions on our business and the businesses of our financial customers, if the CFPB were to determine through rulemaking, supervisory or enforcement actions, for example, that particular acts or practices were unfair, deceptive or abusive to consumers.

Changes in legislation or regulations governing consumer privacy and identity theft may affect our ability to collect, manage and use personal information.

Public concern is high with regard to the collection, use and sharing of personal information, including Social Security numbers, dates of birth, financial information, medical information and department of motor vehicle data, as well as behavioral data. U.S. federal and state laws (as well as laws in many of the other countries where we do business) already regulate the collection and use of personal data; but additional legislative or regulatory efforts could further restrict the collection, use and sharing of this personal information.

Public concern regarding identity theft also has led to more transparency for consumers as to what is in their credit reports. We provide credit reports and scores to consumers for a fee, and this income stream could be reduced or restricted by legislation that requires us to provide this information to consumers free of charge. For example, under U.S. federal law today, we are required to provide consumers with one credit report per year free of charge. Recently, legislation was introduced that would require us to provide credit scores to consumers without charge. Changes in applicable legislation or regulations that restrict our ability to collect and disseminate information, or that require us to provide services to customers or a segment of customers without charge, could adversely affect our business, financial position and results of operations.

The outcome of litigation, inquiries, investigations, or other regulatory proceedings in which we are involved, or in which we may become involved, could subject us to significant monetary damages or restrictions on our ability to do business.

Legal proceedings arise frequently as part of the normal course of our business. These may include individual consumer cases, class action lawsuits and inquiries, investigations and other regulatory actions brought by federal (e.g., the CFPB and the FTC) or state (e.g., state attorneys general) regulators. The outcome of these proceedings is difficult to assess or quantify. Plaintiffs in these lawsuits may seek recovery of large amounts and the cost to defend this litigation may be significant. There may also be adverse publicity associated with investigations and litigation that could decrease customer acceptance of our services. In addition, a court-ordered injunction, an administrative cease-and-desist order or settlement may require us to modify our business practices or may prohibit conduct that would otherwise be legal and in which our competitors may engage. Many of the technical and complex statutes to which we are subject, including state and federal credit reporting, medical privacy, and financial privacy requirements, may provide for civil and criminal penalties and may permit consumers to maintain individual or class actions against us and obtain statutorily prescribed damages. While we do not believe that the outcome of any pending or threatened legal proceeding will have a material adverse effect on our financial position, such proceedings are inherently uncertain and adverse outcomes could result in significant monetary damages, penalties or injunctive relief against us. For example, in 2008, pursuant to the terms of a settlement agreement with respect to certain class action proceedings, which we refer to as the Privacy Litigation (as defined herein), we paid $75.0 million into a fund for the benefit of class members and offered approximately 600,000 individuals with up to nine months of free credit monitoring services. Moreover, in 2009, pursuant to a settlement agreement we agreed with the other two defendants in a class action proceeding, which we refer to as the Bankruptcy Tradeline Litigation (as defined herein), to deposit $17.0 million, our share of the $51.0 million total settlement, into a settlement fund for the benefit of class members. Final approval of this monetary settlement by the Court occurred on July 15, 2011. Our insurance coverage may be insufficient to cover adverse judgments against us. See “Business—Legal Proceedings” for further information regarding the Privacy Litigation, the Bankruptcy Tradeline Litigation and other material pending litigation.

We depend, in part, on strategic alliances, joint ventures and acquisitions to grow our business. If we are unable to make strategic acquisitions and develop and maintain these strategic alliances and joint ventures, our growth may be adversely affected.

An important focus of our business is to identify business partners who can enhance our services and enable us to develop solutions that differentiate us from our competitors. We have entered into several alliance agreements or license agreements with respect to certain of our data sets and services and may enter into similar agreements in the future. These arrangements may require us to restrict our use of certain of our technologies among certain customer industries, or to grant licenses on terms that ultimately may prove to be unfavorable to us, either of which could reduce the value of our common stock. Relationships with our alliance agreement partners may include risks due to incomplete information regarding the marketplace and commercial strategies of our partners, and our alliance agreements or other licensing agreements may be the subject of contractual disputes. If we or our alliance agreements’ partners are not successful in commercializing the alliance agreements’ services, such commercial failure could adversely affect our business.

In addition, a significant strategy for our international expansion is to establish operations through strategic alliances or joint ventures with local financial institutions and other partners. We cannot provide assurance that these arrangements will be successful or that our relationships with our partners will continue to be mutually beneficial. If these relationships cannot be established or maintained it could negatively impact our business, financial condition and results of operations. Moreover, our ownership in and control of our foreign investments may be limited by local law.

We also selectively evaluate and consider acquisitions as a means of expanding our business and entering into new markets. We may not be able to acquire businesses we target due to a variety of factors such as competition from companies that are better positioned to make the acquisition. Our inability to make such strategic acquisitions could restrict our ability to expand our business and enter into new markets which would limit our ability to generate future revenue growth.

When we engage in acquisitions, investments in new businesses or divestitures of existing businesses, we will face risks that may adversely affect our business.

We may acquire or make investments in businesses that offer complementary services and technologies. Future acquisitions may not be completed on favorable terms and acquired assets, data or businesses may not be successfully integrated into our operations. Any acquisitions or investments will include risks commonly encountered in acquisitions of businesses, including:

•	failing to achieve the financial and strategic goals for the acquired business;

•	paying more than fair market value for an acquired company or assets;

•	failing to integrate the operations and personnel of the acquired businesses in an efficient and timely manner;

•	disrupting our ongoing businesses;

•	distracting management focus from our ongoing businesses;

•	acquiring unanticipated liabilities;

•	failing to retain key personnel;

•	incurring the expense of an impairment of assets due to the failure to realize expected benefits;

•	damaging relationships with employees, customers or strategic partners; and

•	diluting the share value of existing stockholders.

Any divestitures will be accompanied by the risks commonly encountered in the sale of businesses, which may include:

•	disrupting our ongoing businesses;

•	reducing our revenues;

•	losing key personnel;

•	distracting management focus from our ongoing businesses;

•	indemnification claims for breaches of representations and warranties in sale agreements;

•	damaging relationships with employees and customers as a result of transferring a business to new owners; and

•	failure to close a transaction due to conditions such as financing or regulatory approvals not being satisfied.

These risks could harm our business, financial condition or results of operations, particularly if they occur in the context of a significant acquisition or a divestiture. Acquisitions of businesses having a significant presence outside the United States will increase our exposure to the risks of conducting operations in international markets.

If we are unable to develop successful new services in a timely manner, or if the market does not adopt our new services, our ability to maintain or increase our revenue could be adversely affected.

In order to keep pace with customer demands for increasingly sophisticated service offerings, to sustain expansion into growth industries and to maintain our profitability, we must continue to innovate and introduce new services to the market. The process of developing new services is complex and uncertain. Our industry solutions require extensive experience and knowledge from within the relevant industry. We must commit significant resources to this effort before knowing whether the market will accept new service offerings. We may not successfully execute on our new services because of challenges in planning or timing, technical hurdles, difficulty in predicting market demand, changes in regulation, or a lack of appropriate resources. Failure to successfully introduce new services to the market could adversely affect our reputation, business, financial condition and results of operations.

If we fail to maintain and improve our systems, our data matching technology, and our interfaces with data sources and customers, demand for our services could be adversely affected.

In our markets, there are continuous improvements in computer hardware, network operating systems, programming tools, programming languages, operating systems, data matching, data filtering and other database technologies and the use of the internet. These improvements, as well as changes in customer preferences or regulatory requirements, may require changes in the technology used to gather and process our data and deliver our services. Our future success will depend, in part, upon our ability to:

•	internally develop and implement new and competitive technologies;

•	use leading third-party technologies effectively;

•	respond to changing customer needs and regulatory requirements; and

•	transition customers and data sources successfully to new interfaces or other technologies.

We cannot provide assurance that we will successfully implement new technologies, cause customers or data furnishers to implement compatible technologies, or adapt our technology to evolving customer, regulatory and competitive requirements. If we fail to respond, or cause our customers or data furnishers to fail to respond, to changes in technology, regulatory requirements or customer preferences, the demand for our services, or the delivery of our services, could be adversely affected.

Our ability to expand our operations in, and the portion of our revenue derived from, markets outside the United States is subject to economic, political and other inherent risks, which could adversely impact our growth rate and financial performance.

Over the last several years, we have derived a growing portion of our revenues from customers outside the United States, and it is our intent to continue to expand our international operations. We have sales and technical support personnel in numerous countries worldwide. We expect to continue to add international personnel to expand our abilities to deliver differentiated services to our international customers. Expansion into international markets will require significant resources and management attention and will subject us to new regulatory, economic and political risks. Moreover, the services we offer in developed and emerging markets must match our customers’ demand for those services. Due to price, limited purchasing power and differences in the development of consumer credit markets, there can be no assurance that our services will be accepted in any particular developed or emerging market, and we cannot be sure that our international expansion efforts will be successful. The results of our operations and our growth rate could be adversely affected by a variety of factors arising out of international commerce, some of which are beyond our control. These factors include:

•	currency exchange rate fluctuations;

•	foreign exchange controls that might prevent us from repatriating cash to the United States;

•	difficulties in managing and staffing international offices;

•	increased travel, infrastructure, legal and compliance costs of multiple international locations;

•	foreign laws and regulatory requirements;

•	terrorist activity, natural disasters and other catastrophic events;

•	restrictions on the import and export of technologies;

•	difficulties in enforcing contracts and collecting accounts receivable;

•	longer payment cycles;

•	failure to meet quality standards for outsourced work;

•	unfavorable tax rules;

•	political and economic conditions in foreign countries, particularly in emerging markets;

•	varying business practices in foreign countries; and

•	reduced protection for intellectual property rights.

As we continue to expand our business, our success will partially depend on our ability to anticipate and effectively manage these and other risks. Our failure to manage these risks could adversely affect our business, financial condition and results of operations.

We may not be able to effectively maintain our cost management strategy, which may adversely affect our ability to sustain our operating margins.

Our cost management strategy includes strategic sourcing, labor management, streamlining back-office functions and improving overall processes. Although we have implemented such plans and continue to explore means by which we can control or reduce expenses, we cannot assure you that we will be able to realize all the projected benefits of our cost management strategies. In addition, if we cannot maintain control of our cost structure, it will have a negative impact on our operating margins. Moreover, our operations and performance may be disrupted by our cost-management and facilities-integration efforts.

We are subject to significant competition in many of the markets in which we operate.

We may not be able to compete successfully against our competitors, which could impair our ability to sell our services. We compete on the basis of system availability, differentiated solutions, personalized customer service, breadth of services and price. Our regional and global competitors vary in size, financial and technical capability, and in the scope of the products and services they offer. Some of our competitors may be better positioned to develop, promote and sell their products. Larger competitors may benefit from greater cost efficiencies and may be able to win business simply based on pricing. We consistently face downward pressure on the pricing of our products, which could result in a reduced price for certain products, or a loss of market share. Our competitors may also be able to respond to opportunities before we do, taking advantage of new technologies, changes in customer requirements, or market trends.

Our Interactive segment experiences competition from emerging companies. For example, prior to January 2008, Equifax and Experian were our top competitors for direct-to-consumer credit services, such as credit reports and identity theft protection services. In the past few years there has been an influx of non-bureau companies offering similar services, some leveraging the free services that we must provide by law. These developments have resulted in increased competition.

Many of our competitors have extensive customer relationships, including relationships with our current and potential customers. New competitors, or alliances among competitors, may emerge and gain significant market share. Existing or new competitors may develop products and services that are superior to ours or that achieve greater market acceptance. If we are unable to respond to changes in customer requirements as quickly and effectively as our competition, our ability to expand our business and sell our services may be adversely affected.

Our competitors may be able to sell services at lower prices than us, individually or as part of integrated suites of several related services. This ability may cause our customers to purchase from our competitors rather than us. Price reductions by our competitors could also negatively impact our operating margins or harm our ability to obtain new long-term contracts or renewals of existing contracts on favorable terms.

We cannot assure you that we will be able to compete effectively against current and future competitors. If we fail to successfully compete, our business, financial condition and results of operations may be adversely affected.

We are subject to losses from risks for which we do not insure.

For certain risks, we do not maintain insurance coverage because of cost and/or availability. Because we retain some portion of insurable risks, and in some cases retain our risk of loss completely, unforeseen or catastrophic losses in excess of insured limits could materially adversely affect our business, financial condition and results of operations.

We may be unable to protect our intellectual property adequately or cost-effectively, which may cause us to lose market share or force us to reduce our prices.

Our success depends, in part, on our ability to protect and preserve the proprietary aspects of our technology and services. If we are unable to protect our intellectual property, our competitors could use our intellectual property to market similar services, decreasing the demand for our services. We rely on the patent, copyright, trademark, trade secret and other intellectual property laws of the United States and other countries, as well as contractual restrictions, such as nondisclosure agreements, to protect and control access to our proprietary intellectual property. These measures afford limited protection, however, and may be inadequate. We may be unable to prevent third parties from using our proprietary assets without our authorization or breaching any contractual restrictions with us. Enforcing our rights could be costly, time-consuming, distracting and harmful to significant business relationships. Additionally, others may independently develop non-infringing technologies that are similar or superior to ours. Any significant failure or inability to adequately protect and control our proprietary assets may harm our business and reduce our ability to compete.

We may face claims for intellectual property infringement, which could subject us to monetary damages or limit us in using some of our technologies or providing certain services.

There has been substantial litigation in the United States regarding intellectual property rights in the information technology industry. There is a risk that we may infringe on the intellectual property rights of third parties, including the intellectual property rights of third parties in other countries, which could result in a liability to us. Historically, patent applications in the United States and some foreign countries have not been publicly disclosed until eighteen months following submission of the patent application, and we may not be aware of currently filed patent applications that relate to our products or processes. If patents later issue on these applications, we may be liable for infringement. In the event that claims are asserted against us, we may be required to obtain licenses from third parties (if available on acceptable terms or at all). Intellectual property infringement claims against us could subject us to liability for damages and restrict us from providing services or require changes to certain products or services. Although our policy is to obtain licenses or other rights where necessary, we cannot provide assurance that we have obtained all required licenses or rights. If a successful claim of infringement is brought against us and we fail to develop non-infringing products or services, or to obtain licenses on a timely and cost-effective basis, our reputation, business, financial condition and results of operations could be adversely affected.

If our outside service providers and key vendors are not able to or do not fulfill their service obligations, our operations could be disrupted and our operating results could be harmed.

We depend on a number of service providers and key vendors such as telecommunication companies, software engineers, data processors, software and hardware vendors and providers of credit score algorithms, who are critical to our operations. These service providers and vendors are involved with our service offerings, communications and networking equipment, computer hardware and software and related support and maintenance. Although we have implemented service-level agreements and have established monitoring controls, our operations could be disrupted if we do not successfully manage relationships with our service providers, if they do not perform or are unable to perform to agreed upon service levels, or if they are unwilling to make their services available to us at reasonable prices. If our service providers and vendors do not perform their service obligations, it could adversely affect our reputation, business, financial condition and results of operations.

Our access to the capital and credit markets could be adversely affected by economic conditions.

Historically, we have relied on cash from operations to fund our working capital and business growth. We may require additional capital from equity or debt financing in the future, the availability of which is dependent on, among other things, market and general economic conditions. Our access to funds under short-term credit facilities is dependent on the ability of the participating banks to meet their funding commitments. Those banks may not be able to meet their funding commitments if they experience shortages of capital and liquidity, or due to changing or increased regulations.

Our relationships with key long-term customers may be materially diminished or terminated.

We have long-standing relationships with a number of our customers, many of whom could unilaterally terminate their relationship with us or materially reduce the amount of business they conduct with us at any time. Market competition, customer requirements, customer financial condition, and customer consolidation through mergers or acquisitions also could adversely affect our ability to continue or expand these relationships. There is no guarantee that we will be able to retain or renew existing agreements, maintain relationships with any of our customers on acceptable terms or at all or collect amounts owed to us from insolvent customers. Our customer agreements relating to our core credit reporting service offered through our USIS segment are terminable upon advance written notice (ranging from 30 days to six months) by either us or the customer, which provides our customers with the opportunity to renegotiate their contracts with us or to award more business to our competitors. The loss of one or more of our major customers could adversely affect our business, financial condition and results of operations.

There may be further consolidation in our end customer markets, which may adversely affect our revenues.

There has been, and we expect there will continue to be, merger, acquisition and consolidation activity in our customer markets. If our customers merge with, or are acquired by, other entities that are not our customers, or that use fewer of our services, our revenue may be adversely impacted. In addition, industry consolidation could affect the base of recurring transaction-based revenue if consolidated customers combine their operations under one contract, since most of our contracts provide for volume discounts.

To the extent the availability of free or relatively inexpensive consumer information increases, the demand for some of our services may decrease.

Public sources of free or relatively inexpensive consumer information have become increasingly available, particularly through the internet, and this trend is expected to continue. Governmental agencies in particular have increased the amount of information to which they provide free public access. Public sources of free or relatively inexpensive consumer information may reduce demand for our services. To the extent that our customers choose not to obtain services from us and instead rely on information obtained at little or no cost from these public sources, our business, financial condition and results of operations may be adversely affected.

Recently enacted health care reform and supporting stimulus funding may be overturned in the future, adversely affecting our anticipated growth in demand for our services by healthcare providers.

While the Health Care and Education Affordability Reconciliation Act of 2010 is estimated to result in approximately 32 million additional insured, this law and related health care reform may subsequently be overturned by future legislation. Additionally, the American Recovery and Reinvestment Act, which is expected to generate $25.9 billion in stimulus dollars to support health care reform and the digitization of consumer medical files and other data, may also be overturned or curtailed by the United States Congress. To the extent that future growth in our business is dependent on providing additional services to customers in the healthcare industry, the modification or repeal of these laws could put constraints on our ability to grow and extend our business.

If we experience changes in tax laws or adverse outcomes resulting from examination of our income tax returns, it could adversely affect our results of operations.

We are subject to federal, state and local income taxes in the United States and in foreign jurisdictions. Significant judgment is required in determining our worldwide provision for income taxes. Our future effective tax rates and the value of our deferred tax assets could be adversely affected by changes in tax laws. In addition, we are subject to the examination of our income tax returns by the Internal Revenue Service and other tax authorities. We regularly assess the likelihood of adverse outcomes resulting from such examinations to determine the adequacy of our provision for income taxes. Although we believe we have made appropriate provisions for taxes in the jurisdictions in which we operate, changes in the tax laws or challenges from tax authorities under existing tax laws could adversely affect our business, financial condition and results of operations.

We may not be able to attract and retain the skilled employees that we need to support our business.

Our success depends on our ability to attract and retain experienced management, sales, research and development, analytics, marketing and technical support personnel. If any of our key personnel were unable or unwilling to continue in their present positions, it may be difficult to replace them and our business could be seriously harmed. Our President and Chief Executive Officer, Siddharth N. (Bobby) Mehta, recently announced that, for personal reasons, he would be stepping down from his current position with the Company once his successor is in place. If we are unable to find a qualified successor to fill his position, our business could be seriously harmed. The complexity of our services requires trained customer service and technical support personnel. We may not be able to hire and retain such qualified personnel at compensation levels consistent with our compensation structure. Some of our competitors may be able to offer more attractive terms of employment. In addition, we invest significant time and expense in training our employees, which increases their value to competitors who may seek to recruit them. If we fail to retain our employees, we could incur significant expense replacing employees and our ability to provide quality services could diminish, resulting in a material adverse effect on our business. See “Management” for additional information.

Affiliates of the Sponsors and other investors own substantially all of the equity interests in us and may have conflicts of interest with us or the holders of the Exchange Notes in the future.

As a result of the Merger, investment funds affiliated with the Sponsors control our company interests and the Sponsors’ designees hold substantially all of the seats on our board of directors. As a result, affiliates of the Sponsors have control over our decisions to enter into any corporate transaction and have the ability to prevent any transaction that requires the approval of the board of directors regardless of whether holders of the Exchange Notes believe that any such transactions are in their own best interests. For example, affiliates of the Sponsors and other investors could collectively cause us to make acquisitions that increase the amount of our indebtedness or to sell assets, or could cause us to issue additional capital stock or declare dividends. So long as investment funds affiliated with the Sponsors continue to own a significant amount of our equity interests or otherwise control a majority of our board of directors, the Sponsors will continue to be able to strongly influence or effectively control our decisions. The indenture governing the Exchange Notes, the credit agreement governing Trans Union LLC’s senior secured credit facility and the indenture governing Trans Union LLC’s senior notes will permit us to pay advisory and other fees, pay dividends and make other restricted payments to the Sponsors under certain circumstances and the Sponsors or their affiliates may have an interest in our doing so. In addition, the Sponsors have no obligation to provide us with any additional debt or equity financing.

The Sponsors are in the business of making investments in companies and may from time to time acquire and hold interests in businesses that compete directly or indirectly with us or that supply us with goods and services. The Sponsors may also pursue acquisition opportunities that may be complementary to our business and, as a result, those acquisition opportunities may not be available to us. The holders of the Exchange Notes should consider that the interests of the Sponsors may differ from their interests in material respects. See “Certain Relationships and Related-Party Transactions.”

Forward-Looking Statements

Any statements made in this prospectus that are not statements of historical fact, including statements about our beliefs and expectations, are forward-looking statements. Forward-looking statements include information concerning possible or assumed future results of operations, including descriptions of our business plans and strategies. These statements often include words such as “anticipate,” “expect,” “suggest,” “plan,” “believe,” “intend,” “estimate,” “target,” “project,” “forecast,” “should,” “could,” “would,” “may,” “will” and other similar expressions. We base these forward-looking statements on our current expectations, plans and assumptions that we have made in light of our experience in the industry, as well as our perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances and at the time such statements were made. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual financial results or results of operations and could cause actual results to differ materially from those expressed in the forward-looking statements. Factors that may materially affect such forward-looking statements include:

•	macroeconomic and industry trends and adverse developments in the debt, consumer credit and financial services markets;

•	our ability to maintain the security and integrity of our data;

•	our ability to deliver services timely without interruption;

•	our ability to maintain our access to data sources;

•	government regulation and changes in the regulatory environment;

•	litigation or regulatory proceedings;

•	our ability to effectively develop and maintain strategic alliances and joint ventures;

•	our ability to make acquisitions and integrate the operations of other businesses;

•	our ability to timely develop new services;

•	our ability to manage and expand our operations and keep up with rapidly changing technologies;

•	our ability to manage expansion of our business into international markets;

•	economic and political stability in international markets where we operate;

•	our ability to effectively manage our costs;

•	our ability to provide competitive services and prices;

•	our ability to make timely payments of principal and interest on our indebtedness;

•	our ability to satisfy covenants in the agreements governing our indebtedness;

•	our ability to maintain our liquidity;

•	fluctuations in exchange rates;

•	changes in federal, state, local and foreign tax laws;

•	our ability to protect our intellectual property;

•	our ability to retain or renew existing agreements with long-term customers;

•	our ability to access the capital markets;

•	further consolidation in our end customer markets;

•	reliance on key management personnel; and

•	other factors described under “Risk Factors.”

Many of these factors are beyond our control. The forward-looking statements contained in this prospectus speak only as of the date of this prospectus. We undertake no obligation to publicly release the result of any revisions to these forward-looking statements, to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events. For further information or other factors which could affect our financial results and such forward-looking statements, see “Risk Factors.” This prospectus contains forward-looking statements based on our current expectations, estimates and assumptions about future events. All statements other than statements of current or historical fact contained in this prospectus, including statements regarding future financial results, our future financial position, business strategy, budgets, projected costs and plans and objectives of management for future operations, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “may,” “plan,” “will” and similar expressions are generally intended to identify forward-looking statements.

Exchange Offer

Purpose and Effect of the Exchange Offer

Under the registration rights agreement, we have agreed that we will:

•

use our commercially reasonable efforts to file with the SEC and cause to become effective a registration statement relating to offers to exchange the Outstanding Notes for an issue of SEC-registered notes with terms identical to the Outstanding Notes (except that the Exchange Notes will not be subject to restrictions on transfer or to any increase in annual interest rate as described below);

•	use our commercially reasonable efforts to cause the Exchange Offer to be completed on or before the 360th day following the issuance of the Outstanding Notes;

•	keep the Exchange Offer open for at least 20 business days after the date we mail notice of such Exchange Offer to holders; and

•

file and use our commercially reasonable efforts (i) to cause to become effective a shelf registration statement for the resale of Outstanding Notes in certain circumstances within 360 days after the issuance of the Outstanding Notes; and (ii) to maintain the effectiveness of the registration statement until the earlier of two years after the effectiveness of the registration statement and the date when all of the Outstanding Notes or Exchange Notes, as the case may be, are registered under such shelf registration statement and resold pursuant to it.

We will pay additional interest on the Outstanding Notes for the periods described below if (i) the Exchange Offer with respect to the Outstanding Notes is not completed within 360 days of the issuance of the Outstanding Notes; (ii) if required, the shelf registration statement is not effective within 360 days after the issuance of the Outstanding Notes; or (iii) the Exchange Offer registration statement or the shelf registration statement is declared effective, but thereafter, subject to certain exceptions, ceases to be effective or usable in connection with the Exchange Offer or resales of any Notes registered under the shelf registration statement. If one of these registration defaults occurs, the interest rate on the Notes will increase by 0.25% per annum for the first 90-day period after such date, and by an additional 0.25% per annum for each subsequent 90-day period until all registration defaults are cured, subject to a maximum additional interest rate of 1.00% per year over the interest rate shown on the cover of this prospectus.

Terms of the Exchange Offer

Upon the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal, we will accept any and all Outstanding Notes validly tendered and not withdrawn prior to 5:00 p.m., New York City time, on the expiration date of the Exchange Offer. We will issue $1,000 principal amount of Exchange Notes in exchange for each $1,000 principal amount of Outstanding Notes accepted in the Exchange Offer. You may tender some or all of your Outstanding Notes pursuant to the Exchange Offer. However, the Outstanding Notes tendered must be equal to $2,000 or an integral multiple of $1,000 in excess thereof.

The form and terms of the Exchange Notes are the same as the form and terms of the Outstanding Notes except that:

•	the Exchange Notes bear a Series B designation and a different CUSIP number from the Outstanding Notes;

•	the Exchange Notes have been registered under the Securities Act and hence will not bear legends restricting the transfer thereof; and

•

the holders of the Exchange Notes will not be entitled to certain rights under the registration rights agreement, including the provisions providing for an increase in the interest rate on the Outstanding Notes in certain circumstances relating to the timing of the Exchange Offer, all of which rights will terminate when the Exchange Offer to which this prospectus relates are terminated.

The Exchange Notes will evidence the same debt as the Outstanding Notes and will be entitled to the benefits of the indenture relating to the Outstanding Notes.

As of the date of this prospectus, $600.0 million aggregate principal amount of Outstanding Notes are outstanding. This prospectus and the letter of transmittal are being sent to all registered holders of Outstanding Notes. There will be no fixed record date for determining registered holders of Outstanding Notes entitled to participate in the Exchange Offer.

Holders of Outstanding Notes do not have any appraisal or dissenters’ rights under the General Corporation Law of the State of Delaware or the indenture in connection with the Exchange Offer. We intend to conduct the Exchange Offer in accordance with the applicable requirements of the Securities Exchange Act of 1934 (the “Exchange Act”) and the rules and regulations of the SEC promulgated thereunder.

We will be deemed to have accepted validly tendered Outstanding Notes when, as and if we have given oral or written notice thereof to the exchange agent. The exchange agent will act as agent for the tendering holders for the purpose of receiving the Exchange Notes from us.

If any tendered Outstanding Notes are not accepted for exchange because of an invalid tender, the occurrence of specified other events set forth in this prospectus or otherwise, the certificates for any unaccepted Outstanding Notes will be returned, without expense, to the tendering holder thereof promptly following the expiration date of the Exchange Offer.

Holders who tender Outstanding Notes in the Exchange Offer will not be required to pay brokerage commissions or fees or, subject to the instructions in the letter of transmittal, transfer taxes with respect to the exchange of Outstanding Notes pursuant to the Exchange Offer. We will pay all charges and expenses, other than transfer taxes in certain circumstances, in connection with the Exchange Offer. See “—Fees and Expenses.”

Expiration Date; Extensions; Amendments

The term “expiration date” means 5:00 p.m., New York City time, on                     , 2012, unless we, in our sole discretion, extend the Exchange Offer, in which case the term “expiration date” will mean the latest date and time to which the Exchange Offer is extended.

In order to extend the Exchange Offer, we will make a press release or other public announcement and notify the exchange agent of any extension by oral or written notice, prior to 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date.

We reserve the right, in our sole discretion, (1) to delay accepting any Outstanding Notes, to extend the Exchange Offer or to terminate the Exchange Offer if any of the conditions set forth below under “—Conditions” have not been satisfied, by giving oral or written notice of any delay, extension or termination to the exchange agent or (2) to amend the terms of the Exchange Offer in any manner. Such decision will also be communicated in a press release or other public announcement prior to 9:00 a.m., New York City time, on the next business day following such decision. Any announcement of delay in acceptance, extension, termination or amendment will be followed as promptly as practicable by oral or written notice thereof to the registered holders.

Interest on the Exchange Notes

The Exchange Notes will bear interest from their date of issuance. Holders of Outstanding Notes that are accepted for exchange will receive accrued interest thereon to, but not including, the date of issuance of the Exchange Notes. Such interest will be paid with the first interest payment on the Exchange Notes on . Interest on the Outstanding Notes accepted for exchange will cease to accrue upon issuance of the Exchange Notes.

Interest on the Exchange Notes is payable semi-annually on March 15 and September 15 of each year as described in “Description of the Notes—Principal, Maturity and Interest.”

Procedures for Tendering

Only a holder of Outstanding Notes may tender Outstanding Notes in the Exchange Offer. To tender in the Exchange Offer, you must complete, sign and date the letter of transmittal, or a facsimile thereof, have the signatures thereon guaranteed if required by the letter of transmittal or transmit an agent’s message in connection with a book-entry transfer, and mail or otherwise deliver the letter of transmittal or the facsimile, together with the Outstanding Notes and any other required documents, to the exchange agent prior to 5:00 p.m., New York City time, on the expiration date. To be tendered effectively, the Outstanding Notes, letter of transmittal or an agent’s message and other required documents must be completed and received by the exchange agent at the address set forth below under “—Exchange Agent” prior to 5:00 p.m., New York City time, on the expiration date. Delivery of the Outstanding Notes may be made by book-entry transfer in accordance with the procedures described below. Confirmation of the book-entry transfer must be received by the exchange agent prior to the expiration date.

The term “agent’s message” means a message, transmitted by a book-entry transfer facility to, and received by, the exchange agent forming a part of a confirmation of a book-entry, which states that the book-entry transfer facility has received an express acknowledgment from the participant in the book-entry transfer facility tendering the Outstanding Notes that the participant has received and agrees: (1) to participate in ATOP; (2) to be bound by the terms of the letter of transmittal; and (3) that we may enforce the agreement against the participant.

To participate in the Exchange Offer, you will be required to make the following representations to us:

•	Any Exchange Notes to be received by you will be acquired in the ordinary course of your business.

•

At the time of the commencement of the Exchange Offer, you are not engaging in and do not intend to engage in a distribution, within the meaning of the Securities Act, of the Exchange Notes in violation of the Securities Act.

•

At the time of the commencement of the Exchange Offer, you have no arrangement or understanding with any person to participate in a distribution, within the meaning of the Securities Act, of the Exchange Notes in violation of the Securities Act.

•	You are not our affiliate as defined in Rule 405 promulgated under the Securities Act.

•

If you are a broker-dealer that will receive Exchange Notes for your own account in exchange for Outstanding Notes that were acquired as a result of market-making or other trading activities, you will deliver a prospectus in connection with any resale of the Exchange Notes. We refer to these broker-dealers as participating broker-dealers.

•	You are not a broker-dealer tendering Outstanding Notes directly acquired from us for your own account.

•	You are not acting on behalf of any person or entity that could not truthfully make these representations.

Your tender and our acceptance thereof will constitute an agreement between you and us in accordance with the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal or agent’s message.

The method of delivery of Outstanding Notes and the letter of transmittal or agent’s message and all other required documents to the exchange agent is at your election and sole risk. As an alternative to delivery by mail, you may wish to consider overnight or hand delivery service. In all cases, sufficient time should be allowed to assure delivery to the exchange agent before the expiration date. No letter of transmittal or Outstanding Notes should be sent to us. You may request your respective brokers, dealers, commercial banks, trust companies or nominees to effect the above transactions for you.

Any beneficial owner whose Outstanding Notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender should contact the registered holder promptly and instruct the registered holder to tender on the beneficial owner’s behalf. See “Letter to Beneficial Owners” included with the letter of transmittal.

Signatures on a letter of transmittal or a notice of withdrawal, as the case may be, must be guaranteed by an eligible guarantor institution (as defined in the letter of transmittal) unless the Outstanding Notes tendered pursuant to the letter of transmittal are tendered (1) by a registered holder who has not completed the box entitled “Special Issuance Instructions” or “Special Delivery Instructions” on the letter of transmittal or (2) for the account of an eligible guarantor institution. In the event that signatures on a letter of transmittal or a notice of withdrawal, as the case may be, are required to be guaranteed, the guarantee must be by an eligible guarantor institution.

If the letter of transmittal is signed by a person other than the registered holder of any Outstanding Notes listed in this prospectus, the Outstanding Notes must be endorsed or accompanied by a properly completed bond power, signed by the registered holder as the registered holder’s name appears on the Outstanding Notes with the signature thereon guaranteed by an eligible guarantor institution.

If the letter of transmittal or any Outstanding Notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, the person signing should so indicate when signing, and evidence satisfactory to us of its authority to so act must be submitted with the letter of transmittal.

We understand that the exchange agent will make a request promptly after the date of this prospectus to establish accounts with respect to the Outstanding Notes at DTC for the purpose of facilitating the Exchange Offer, and subject to the establishment thereof, any financial institution that is a participant in DTC’s system may make book-entry delivery of Outstanding Notes by causing DTC to transfer the Outstanding Notes into the exchange agent’s account with respect to the Outstanding Notes in accordance with DTC’s procedures for the transfer. Although delivery of the Outstanding Notes may be effected through book-entry transfer into the exchange agent’s account at DTC, unless an agent’s message is received by the exchange agent in compliance with ATOP, an appropriate letter of transmittal properly completed and duly executed with any required signature guarantee and all other required documents must in each case be transmitted to and received or confirmed by the exchange agent at its address set forth in this prospectus on or prior to the expiration date, or, if the guaranteed delivery procedures described below are complied with, within the time period provided under the procedures. Delivery of documents to DTC does not constitute delivery to the exchange agent.

All questions as to the validity, form, eligibility, including time of receipt, acceptance of tendered Outstanding Notes and withdrawal of tendered Outstanding Notes will be determined by us in our sole discretion, which determination will be final and binding. We reserve the absolute right to reject any and all Outstanding Notes not properly tendered or any Outstanding Notes our acceptance of which would, in the opinion of our counsel, be unlawful. We also reserve the right in our sole discretion to waive any defects, irregularities or conditions of tender as to particular Outstanding Notes; provided, however, that, to the extent such waiver includes any condition to tender, we will waive such condition as to all tendering holders. Our interpretation of the terms and conditions of the Exchange Offer, including the instructions in the letter of transmittal, will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of Outstanding Notes must be cured within the time we determine. Although we intend to notify holders of defects or irregularities with respect to tenders of Outstanding Notes, neither we, the exchange agent nor any other person will incur any liability for failure to give the notification. Tenders of Outstanding Notes will not be deemed to have been made until the defects or irregularities have been cured or waived. Any Outstanding Notes received by the exchange agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned by the exchange agent to the tendering holders, unless otherwise provided in the letter of transmittal, promptly following the expiration date.

Guaranteed Delivery Procedures

If you wish to tender your Outstanding Notes and (1) your Outstanding Notes are not immediately available, (2) you cannot deliver your Outstanding Notes, the letter of transmittal or any other required documents to the exchange agent or (3) you cannot complete the procedures for book-entry transfer, prior to the expiration date, you may effect a tender if:

1.	the tender is made through an eligible guarantor institution;

2.	prior to the expiration date, the exchange agent receives from an eligible guarantor institution a properly completed and duly executed Notice of Guaranteed Delivery by facsimile transmission, mail or hand delivery setting forth your name and address, the certificate number(s) of the Outstanding Notes and the principal amount of Outstanding Notes tendered, stating that the tender is being made thereby and guaranteeing that, within three New York Stock Exchange trading days after the expiration date, the letter of transmittal or facsimile thereof together with the certificate(s) representing the Outstanding Notes or a confirmation of book-entry transfer of the Outstanding Notes into the exchange agent’s account at DTC, and any other documents required by the letter of transmittal will be deposited by an eligible guarantor institution with the exchange agent; and

3.	the properly completed and executed letter of transmittal or facsimile thereof, as well as the certificate(s) representing all tendered Outstanding Notes in proper form for transfer or a confirmation of book-entry transfer of the Outstanding Notes into the exchange agent’s account at DTC, and all other documents required by the letter of transmittal are received by the exchange agent within three New York Stock Exchange trading days after the expiration date.

Upon request to the exchange agent, a “Notice of Guaranteed Delivery” will be sent to you if you wish to tender your Outstanding Notes according to the guaranteed delivery procedures set forth above.

Withdrawal of Tenders

Except as otherwise provided in this prospectus, tenders of Outstanding Notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the expiration date.

To withdraw a tender of Outstanding Notes in the Exchange Offer, you must send either a notice of withdrawal to the exchange agent at its address set forth in this prospectus or you must comply with the appropriate withdrawal procedures of DTC’s ATOP. Any notice of withdrawal must be in writing and:

1.	specify the name of the person having deposited the Outstanding Notes to be withdrawn;

2.	identify the Outstanding Notes to be withdrawn, including the certificate number(s) and principal amount of the Outstanding Notes, or, in the case of Outstanding Notes transferred by book-entry transfer, the name and number of the account at DTC to be credited;

3.	be signed by you in the same manner as the original signature on the letter of transmittal by which the Outstanding Notes were tendered, including any required signature guarantees, or be accompanied by documents of transfer sufficient to have the trustee with respect to the Outstanding Notes register the transfer of the Outstanding Notes into the name of the person withdrawing the tender; and

4.	specify the name in which any Outstanding Notes are to be registered, if different from that of the person depositing the Outstanding Notes to be withdrawn.

All questions as to the validity, form and eligibility, including time of receipt, of the notices will be determined by us, which determination will be final and binding on all parties. Any Outstanding Notes so withdrawn will be deemed not to have been validly tendered for purposes of the Exchange Offer and no Exchange Notes will be issued with respect thereto unless the Outstanding Notes so withdrawn are validly retendered. Any Outstanding Notes that have been tendered but that are not accepted for exchange will be returned to you without cost to you promptly after withdrawal, rejection of tender or termination of the Exchange Offer. Properly withdrawn Outstanding Notes may be retendered by following one of the procedures described above under “—Procedures for Tendering” at any time prior to the expiration date.

Conditions

Notwithstanding any other term of the Exchange Offer, we will not be required to accept for exchange, or issue any Exchange Notes for, any Outstanding Notes, and may, prior to the expiration of the Exchange Offer, terminate or amend the Exchange Offer as provided in this prospectus before the acceptance of the Outstanding Notes, if:

1.	any action or proceeding is instituted or threatened in any court or by or before any governmental agency with respect to the Exchange Offer which, in our judgment, would reasonably be expected to impair our ability to proceed with the Exchange Offer; or

2.	any material adverse development has occurred with respect to us or any of our subsidiaries that, in our judgment, would reasonably be expected to impair our ability to proceed with the Exchange Offer; or

3.	any law, statute, rule, regulation or interpretation by the staff of the SEC is proposed, adopted or enacted that, in our judgment, would reasonably be expected to impair our ability to proceed with the Exchange Offer or impair the contemplated benefits of the Exchange Offer to us; or

4.	any governmental approval has not been obtained, which failure to obtain, in our judgment, would reasonably be expected to impair consummation of the Exchange Offer as contemplated by this prospectus.

If we determine, in our reasonable discretion, that any of the conditions is not satisfied, we may (1) refuse to accept any Outstanding Notes and return all tendered Outstanding Notes to the tendering holders, (2) extend the Exchange Offer and retain all Outstanding Notes tendered prior to the expiration of the Exchange Offer, subject, however, to the rights of holders to withdraw the Outstanding Notes (see “—Withdrawal of Tenders”) or (3) waive the unsatisfied conditions with respect to the Exchange Offer and accept all properly tendered Outstanding Notes that have not been withdrawn.

Exchange Agent

Wells Fargo Bank, National Association has been appointed as exchange agent for the Exchange Offer. Questions and requests for assistance, requests for additional copies of this prospectus or of the letter of transmittal and requests for Notice of Guaranteed Delivery should be directed to the exchange agent addressed as follows:

By registered mail or certified mail:

Wells Fargo Bank, National Association

MAC – N9303-121

Corporate Trust Operations

P.O. Box 1517

Minneapolis, Minnesota 55480-1517

By regular mail or overnight courier:

Wells Fargo Bank, National Association

MAC – N9303-121

Corporate Trust Operations

Sixth Street & Marquette Avenue

Minneapolis, Minnesota 55479

By hand:

Wells Fargo Bank, National Association

Northstar East Building – 12th floor

Corporate Trust Services

608 Second Avenue South

Minneapolis, Minnesota 55402

Facsimile transmission (eligible institutions only):

(612) 667-6282

For information or to confirm receipt of facsimile by telephone (call toll-free):

(800) 344-5128

Delivery of the letter of transmittal to an address other than as set forth above or transmission of the letter of transmittal via a facsimile transmission to a number other than as set forth above will not constitute a valid delivery of the letter of transmittal. Delivery of documents to DTC does not constitute delivery to the exchange agent.

Fees and Expenses

We will bear the expenses of soliciting tenders. The principal solicitation is being made by mail; however, additional solicitation may be made by telephone, in person or by other means by our and our affiliates’ officers and regular employees.

We have not retained any dealer-manager in connection with the Exchange Offer and will not make any payments to brokers, dealers or others soliciting acceptances of the Exchange Offer. We will, however, pay the exchange agent reasonable and customary fees for its services and will reimburse it for its reasonable out-of-pocket expenses incurred in connection with these services.

We will pay the cash expenses to be incurred by us in connection with the Exchange Offer. Such expenses include fees and expenses of the exchange agent and trustee, accounting and legal fees and printing costs, among others.

Accounting Treatment

The Exchange Notes will be recorded at the same carrying value as the Outstanding Notes, which is face value, as reflected in our accounting records on the date of exchange. Accordingly, we will not recognize any gain or loss for accounting purposes as a result of the Exchange Offer.

Consequences of Failure to Exchange

The Outstanding Notes that are not exchanged for Exchange Notes pursuant to the Exchange Offer will remain restricted securities. Accordingly, the Outstanding Notes may be resold only:

1.	to us upon redemption thereof or otherwise;

2.	so long as the Outstanding Notes are eligible for resale pursuant to Rule 144A, to a person inside the United States whom the seller reasonably believes is a qualified institutional buyer within the meaning of Rule 144A under the Securities Act in a transaction meeting the requirements of Rule 144A, in accordance with Rule 144 under the Securities Act, or pursuant to another exemption from the registration requirements of the Securities Act, which other exemption is based upon an opinion of counsel reasonably acceptable to us;

3.	outside the United States to a non-U.S. person in a transaction meeting the requirements of Regulation S under the Securities Act; or

4.	pursuant to an effective registration statement under the Securities Act, in each case in accordance with any applicable securities laws of any state of the United States.

After completion of the Exchange Offer, we will have no further obligation to provide for the registration under the Securities Act of any Outstanding Notes except in limited circumstances with respect to specific types of holders of Outstanding Notes and we do not intend to register any remaining Outstanding Notes under the Securities Act.

Resale of the Exchange Notes

With respect to resales of Exchange Notes, based on interpretations by the staff of the SEC set forth in no-action letters issued to third parties, we believe that a holder or other person who receives Exchange Notes, other than a person that is our affiliate within the meaning of Rule 405 under the Securities Act, in exchange for Outstanding Notes in the ordinary course of business and who is not participating, does not intend to participate and has no arrangement or understanding with any person to participate, in the distribution of the Exchange Notes, will be allowed to resell the Exchange Notes to the public without further registration under the Securities Act and without delivering to the purchasers of the Exchange Notes a prospectus that satisfies the requirements of Section 10 of the Securities Act. However, if any holder of Outstanding Notes acquires Exchange Notes in the Exchange Offer for the purpose of distributing or participating in a distribution of the Exchange Notes, the holder cannot rely on the position of the staff of the SEC expressed in the no-action letters or any similar interpretive letters, and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction, unless an exemption from registration is otherwise available. Further, each broker-dealer that receives Exchange Notes for its own account in exchange for Outstanding Notes, where the Outstanding Notes were acquired by the broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of the Exchange Notes.

Use of Proceeds

This Exchange Offer is intended to satisfy certain of our obligations under the registration rights agreement. We will not receive any cash proceeds from the issuance of the Exchange Notes. In consideration for issuing the Exchange Notes contemplated by this prospectus, we will receive Outstanding Notes in like principal amount, the form and terms of which are the same as the form and terms of the Exchange Notes, except as otherwise described in this prospectus. We will retire or cancel all of the Outstanding Notes tendered in the Exchange Offer. The Outstanding Notes were issued on March 21, 2012 to fund a portion of the 2012 Change in Control Transaction.

Capitalization

The following table sets forth the cash and cash equivalents and capitalization of TransUnion Holding Company, Inc. as of June 30, 2012, after giving effect to the 2012 Change in Control Transaction. The information in this table should be read in conjunction with the information under “Summary—The 2012 Change in Control Transaction,” “Use of Proceeds,” “Unaudited Pro Forma Consolidated Financial Data,” “Selected Historical Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Description of Other Indebtedness” and the financial statements of TransUnion Holding Company, Inc. and TransUnion Corp. and the related notes appearing elsewhere in this prospectus.

TransUnion Holding Company, Inc.
(in millions)	As of June 30, 2012
Cash and cash equivalents(1)	$86.0

Debt:
Trans Union LLC senior secured credit facility(2)(3):
TransUnion revolving credit facility	—
TransUnion term loan facility	938.1

Total Trans Union LLC senior secured credit facility	938.1

Trans Union LLC senior notes(3)(4):
Principal amount due	645.0
Fair value adjustment(4)	121.6

Total Trans Union LLC senior notes	766.6
Notes payable(5)	0.9
Capital lease obligations	0.2

Total subsidiary debt	1.1

Senior PIK toggle notes offered hereby(6)	600.0

Total debt	2,305.8
Total stockholders’ equity	1,114.0

Total capitalization	$3,419.8

(1)	Cash and cash equivalents represents the amount of cash we had on hand at June 30, 2012.
(2)	In connection with the 2010 Change in Control Transaction, Trans Union LLC entered into its senior secured credit facility, the terms of which were amended in February 2011 and April 2012, consisting of (i) a $210 million senior secured revolving credit facility, $25.0 million of which matures on June 15, 2015, $30.0 million of which matures on February 10, 2016 and $155.0 million of which matures on February 10, 2017, and (ii) a $950.0 million senior secured term loan facility that matures in February 2018. As of June 30, 2012, there were no borrowings outstanding under the senior secured revolving credit facility. In connection with the closing of the 2012 Change in Control Transaction, the borrowing capacity under the Trans Union LLC senior secured revolving credit facility increased from $200.0 million to $210.0 million.
(3)	TransUnion Corp., along with certain wholly owned domestic subsidiaries of Trans Union LLC, guarantee Trans Union LLC’s senior secured credit facility and senior notes.

(4)	In connection with the 2010 Change in Control Transaction, Trans Union LLC and TransUnion Financing Corporation issued $645.0 million aggregate principal amount of senior notes due 2018. As of June 30, 2012, after giving effect to the 2012 Change in Control Transaction, the Trans Union LLC senior notes are recorded at $766.6 million due to a purchase accounting fair value adjustment to the basis of Trans Union LLC’s senior notes in connection with the 2012 Change in Control Transaction. This purchase accounting adjustment is due to the requirement to record all assets and liabilities at fair value and will have no impact on cash contractual obligations under Trans Union LLC’s senior notes.
(5)	Represents the remaining $0.9 million note payable in connection with our acquisition of the remaining 20% of an existing subsidiary in 2011, excluding imputed interested calculated at 10.0%.
(6)	TransUnion Corp. and its subsidiaries are not guarantors of the Notes exchanged hereby and as a result have no contractual obligations with respect thereto.

Unaudited Pro Forma Consolidated Financial Data

The following unaudited pro forma consolidated financial data of TransUnion Holding Company, Inc. has been prepared by applying pro forma adjustments to the TransUnion Holding Company, Inc. and TransUnion Corp. historical financial statements appearing elsewhere in this prospectus. The unaudited pro forma consolidated statement of income data gives effect to the 2012 Change in Control Transaction as if it had occurred on January 1, 2011. Pro forma balance sheet data is not presented because the 2012 Change in Control Transaction is fully reflected in the historical unaudited consolidated balance sheet of TransUnion Holding Company, Inc. as of June 30, 2012, presented elsewhere in this prospectus. Assumptions underlying the pro forma adjustments are described in the accompanying notes, which should be read in conjunction with this unaudited pro forma consolidated financial data.

The unaudited pro forma adjustments are based upon available information and certain assumptions that we believe are reasonable under the circumstances. The unaudited pro forma consolidated financial data is presented for informational purposes only. The unaudited pro forma consolidated financial data does not purport to represent what our results of operations would have been had the 2012 Change in Control Transaction actually occurred on the date indicated, nor do they purport to project our results of operations for any future period or as of any future date. The unaudited pro forma consolidated financial data should be read in conjunction with the information included under the headings “Summary—Summary Historical and Unaudited Pro Forma Consolidated Financial Data,” “Summary—The 2012 Change in Control Transaction,” “Use of Proceeds,” “Capitalization,” “Selected Historical Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical financial statements of TransUnion Holding Company, Inc. and TransUnion Corp. and the related notes appearing elsewhere in this prospectus. All pro forma adjustments and their underlying assumptions are described more fully in the notes to the unaudited pro forma consolidated financial data.

The 2012 Change in Control Transaction was accounted for in accordance with ASC 805, Business Combinations. The pro forma information presented is based on preliminary estimates, available information and certain assumptions. The unaudited pro forma consolidated income statement data does not reflect any non-recurring charges or gains that we have recorded or may record in connection with the acquisition. However, these estimated non-recurring items have been reflected in the unaudited consolidated statement of income of TransUnion Holding Company Inc. and TransUnion Corp. for the six months ended June 30, 2012.

The final purchase price allocation is dependent on, among other things, the finalization of asset and liability valuations. As of the date of this registration statement, we have not completed the valuation studies necessary to finalize the estimates of the fair values of the assets we acquired and liabilities we assumed and the related allocation of purchase price. We have allocated the total estimated purchase price based on preliminary estimates of their fair values as described in Note 2 “2012 Change in Control Transaction” of TransUnion Holding Company, Inc.’s unaudited consolidated financial statements for the six months ended June 30, 2012, appearing elsewhere in this prospectus. A final determination of these fair values will reflect our consideration of a final valuation prepared by third-party appraisers. Any final adjustment will change the allocations of purchase price, which could affect the fair value assigned to the assets and liabilities and could result in a change to the unaudited pro forma consolidated financial data, including a change to the amortization of tangible and identifiable intangible assets. Any such changes could be material.

Unaudited Pro Forma Consolidated Statement of Income Data

For the Twelve Months Ended December 31, 2011

(in millions)	TransUnion Holding Company, Inc. Historical	TransUnion Corp. Historical	Pro Forma Adjustments		TransUnion Holding Company, Inc. Pro Forma
Revenue	$—	$1,024.0	$—		$1,024.0
Operating expenses
Cost of services (exclusive of depreciation and amortization below)	—	421.5	—		421.5
Selling, general and administrative	—	264.5	—		264.5
Depreciation and amortization	—	85.3	91.2	(a)	176.5

Total operating expenses	—	771.3	91.2		862.5
Operating income (loss)	—	252.7	(91.2)		161.5
Non-operating income and expense
Interest expense	—	(126.4)	(47.2	)(b)	(173.6)
Interest income	—	0.7	—		0.7
Other income and expense, net	—	(59.9)	(0.2	)(c)	(60.1)

Total non-operating income and expense	—	(185.6)	(47.4)		(233.0)
Income (loss) from continuing operations before income taxes	—	67.1	(138.6)		(71.5)
(Provision) benefit for income taxes	—	(17.8)	49.9	(d)	32.1

Income (loss) from continuing operations	$—	$49.3	$(88.7	)(e)	$(39.4)

Notes to Unaudited Pro Forma Consolidated Statement of Income Data for the Twelve Months Ended December 31, 2011

(a)	Reflects an adjustment to depreciation and amortization from the fair value adjustments in basis of assets as a result of allocating the purchase price of the acquisition.
(b)	Reflects adjustments to interest expense as a result of the 2012 Change in Control Transaction as follows:

(in millions)
Interest on TransUnion Holding Company, Inc senior PIK toggle notes (at 9.625%)	$(57.8)
Amortization of financing fees on TransUnion Holding Company, Inc. senior PIK toggle notes	(1.9)
Adjustment to interest expense resulting from amendment to Trans Union LLC senior secured term loan facility	(5.4)
Elimination of the amortization of pre-acquisition deferred financing fees on Trans Union LLC senior secured term loan(1)	2.1
Amortization of the purchase accounting fair value adjustment to the basis of Trans Union LLC senior notes(2)	12.8
Elimination of the amortization of pre-acquisition deferred financing fees on Trans Union LLC senior notes(1)	1.7
Elimination of interest expense on RFC loan	1.3

Adjustment to interest expense as a result of the 2012 Change in Control Transaction	$(47.2)

(1)	In connection with purchase accounting fair value adjustments, all actual amortization of deferred financing fees for 2011 has been reversed.
(2)	The fair value of the Trans Union LLC senior notes was greater than the carrying value, resulting in recording a note premium as part of the purchase accounting entries.

(c)	Reflects a $0.5 million increase in annual management fees to be paid to Sponsors for management services and the elimination of $0.3 million of amortization of pre-acquisition deferred loan costs on Trans Union LLC’s revolving line of credit.
(d)	Reflects a reduction in tax expense using an estimated rate of 36% due to the reduction in income from the adjustments described above.
(e)	Income from continuing operations excludes $90.3 million of nonrecurring accelerated stock-based compensation and related expense recognized in connection with the 2012 Change in Control Transaction, an additional $36.4 million of nonrecurring 2012 Change in Control Transaction-related fees that were expensed after December 31, 2011, and a $1.8 million nonrecurring reduction in revenue due to the purchase accounting fair value adjustment to deferred revenue.

Unaudited Pro Forma Consolidated Statement of Income Data For the Six Months Ended June 30, 2012

(in millions)	TransUnion Holding Company, Inc. Historical	Four Months Predecessor TransUnion Corp. Historical	Pro Forma Adjustments		TransUnion Holding Company, Inc. Pro Forma
Revenue	$190.9	$373.0	$—		$563.9
Operating expenses
Cost of services (exclusive of depreciation and amortization below)	74.6	172.0	—		246.6
Selling, general and administrative	50.8	172.0	—		222.8
Depreciation and amortization	29.0	29.2	29.2	(a)	87.4

Total operating expenses	154.4	373.2	29.2		556.8
Operating income (loss)	36.5	(0.2)	(29.2)		7.1
Non-operating income and expense
Interest expense	(34.8)	(40.5)	(9.4	)(b)	(84.7)
Interest income	0.1	0.6	—		0.7
Other income and expense, net	(14.8)	(23.8)	(0.3	)(c)	(38.9)

Total non-operating income and expense	(49.5)	(63.7)	(9.7)		(122.9)
Income (loss) from continuing operations before income taxes	(13.0)	(63.9)	(38.9)		(115.8)
(Provision) benefit for income taxes	2.2	11.5	14.0	(d)	27.7

Income (loss) from continuing operations	$(10.8)	(52.4)	$(24.9	)(e)	$(88.1)

Notes to Unaudited Pro Forma Consolidated Statement of Income Data for the Six Months Ended June 30, 2012

(a)	Reflects an adjustment to depreciation and amortization from the fair value adjustments in basis of assets as a result of allocating the purchase price of the acquisition.
(b)	Reflects adjustments to interest expense as a result of the 2012 Change in Control Transaction as follows:

(in millions)
Interest on TransUnion Holding Company, Inc senior PIK toggle notes (at 9.625%)	$(13.0)
Amortization of financing fees on TransUnion Holding Company, Inc. senior PIK toggle notes	(0.4)
Adjustment to interest expense resulting from amendment to Trans Union LLC senior secured term loan facility	(1.2)
Elimination of the amortization of pre-acquisition deferred financing fees on Trans Union LLC senior secured term loan(1)	0.5
Amortization of the purchase accounting fair value adjustment to the basis of Trans Union LLC senior notes(2)	3.8
Elimination of the amortization of pre-acquisition deferred financing fees on Trans Union LLC senior notes(1)	0.6
Elimination of interest expense on RFC loan	0.3

Adjustment to interest expense as a result of the 2012 Change in Control Transaction	$(9.4)

(1)	In connection with purchase accounting fair value adjustments, all actual amortization of deferred financing fees for 2011 has been reversed.
(2)	The fair value of the Trans Union LLC senior notes was greater than the carrying value, resulting in recording a note premium as part of the purchase accounting entries.

(c)	Reflects a $0.3 million increase in annual management fees to be paid to Sponsors for management services and the elimination of less than $0.1 million of amortization of pre-acquisition deferred loan costs on Trans Union LLC’s revolving line of credit.
(d)	Reflects a reduction in tax expense using an estimated rate of 36% due to the reduction in income from the adjustments described above.

Selected Historical Financial Data

The following tables set forth the selected historical consolidated financial data of TransUnion Corp. and TransUnion Holding Company, Inc. for the periods ended and as of the dates indicated below.

We have derived the selected historical consolidated financial data of TransUnion Corp. as of December 31, 2010 and 2011, and for each of the years in the three-year period ended December 31, 2011, from TransUnion Corp.’s audited consolidated financial statements appearing elsewhere in this prospectus. We have derived the selected historical consolidated balance sheet data of TransUnion Corp. as of December 31, 2007, 2008 and 2009, from TransUnion Corp.’s audited consolidated financial statements as of such dates, which are not included in this prospectus. We have derived the selected historical consolidated income statement data of TransUnion Corp. for each of the years ended December 31, 2007 and 2008, from TransUnion Corp.’s audited consolidated financial statements for such periods, which are not included in this prospectus. We have derived the selected historical financial data of TransUnion Corp. as of June 30, 2012, and for the predecessor of TransUnion Corp. for the four months ended April 30, 2012, from TransUnion Corp.’s unaudited consolidated financial statements appearing elsewhere in this prospectus. We have derived the selected historical financial data of TransUnion Holding Company, Inc. as of June 30, 2012, and for the period ended June 30, 2012, from TransUnion Holding Company, Inc.’s unaudited financial statements appearing elsewhere in this prospectus. TransUnion Corp.’s and TransUnion Holding Company, Inc.’s historical results are not necessarily indicative of the results expected for any future period.

You should read the following financial data together with “Unaudited Pro Forma Consolidated Financial Data,” “Risk Factors,” “Use of Proceeds,” “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and TransUnion Corp.’s and TransUnion Holding Company, Inc.’s audited and unaudited financial statements and related notes appearing elsewhere in this prospectus.

	TransUnion Corp.						TransUnion Holding Company, Inc.
	Twelve Months Ended or at December 31,					Predecessor Four Months Ended April 30, 2012	From the Date of Inception Through June 30, 2012
(in millions)	2007	2008	2009	2010	2011
Income Statement Data:
Revenue	$1,060.0	$1,015.9	$924.8	$956.5	$1,024.0	$373.0	$190.9
Operating expense:
Cost of services	453.8	432.2	404.2	395.8	421.5	172.0	74.6
Selling, general and administrative	270.7	305.5	234.6	263.0	264.5	172.0	50.8
Depreciation and amortization	84.4	85.7	81.6	81.6	85.3	29.2	29.0

Total operating expense(1)	808.9	823.4	720.4	740.4	771.3	373.2	154.4
Operating income	251.1	192.5	204.4	216.1	252.7	(0.2)	36.5
Non-operating income and expense(2)	38.0	17.4	1.3	(133.1)	(185.6)	(63.7)	(49.5)
Income (loss) from continuing operations before income tax	289.1	209.9	205.7	83.0	67.1	(63.9)	(13.0)
(Provision) benefit for income tax	(98.9)	(75.5)	(73.4)	(46.3)	(17.8)	11.5	2.2

Income (loss) from continuing operations	190.2	134.4	132.3	36.7	49.3	(52.4)	(10.8)
Discontinued operations, net of tax	(34.7)	(15.9)	1.2	8.2	(0.5)	—	—

Net income (loss)	155.5	118.5	133.5	44.9	48.8	(52.4)	(10.8)
Less: net income attributable to noncontrolling interests	(7.5)	(9.2)	(8.1)	(8.3)	(8.0)	(2.5)	(1.2)

Net income (loss) attributable to TransUnion Corp. or TransUnion Holding.	$148.0	$109.3	$125.4	$36.6	$40.8	$(54.9)	$(12.0)

	TransUnion Corp.						TransUnion Holding Company, Inc.
	As of December 31,					As of June 30, 2012	As of June 30, 2012
(in millions)	2007	2008	2009	2010	2011
Balance sheet data
Total assets(3)	$1,535.6	$1,169.3	$1,010.0	$954.2	$1,005.8	$4,241.1	$4,269.0
Total debt	5.6	6.2	591.3	1,606.0	1,601.2	1,705.8	2,305.8
Total stockholders’ equity(3)	1,306.6	996.1	249.4	(862.0)	(824.4)	1,623.3	1,114.0

(1)	For the year ended December 31, 2008, total operating expense included $47.3 million of litigation expense related to the Privacy Litigation class action settlement. See “Business—Legal Proceedings—Privacy Litigation.” For the year ended December 31, 2010, total operating expenses included $21.4 million of accelerated stock-based compensation and related expenses resulting from the 2010 Change in Control Transaction and a gain of $3.9 million on the trade-in of mainframe computers. See Note 2, “Change in Control,” and Note 16, “Stock-Based Compensation,” of TransUnion Corp.’s audited consolidated financial statements appearing elsewhere in this prospectus for further information about the impact of the 2010 Change in Control Transaction. For the year ended December 31, 2011, total operating expenses included a $3.6 million outsourcing vendor contract early termination fee and a $2.7 million software impairment and related restructuring charge. For the Predecessor four months ended April 20, 2012, total operating expenses included $90.3 million of accelerated stock-based compensation and related expenses resulting from the 2012 Change in Control Transaction. See Note 2, “2012 Change in Control Transaction,” and Note 15, “Stock-Based Compensation,” of TransUnion Corp.’s unaudited consolidated financial statements for the six months ended June 30, 2012, appearing elsewhere in this prospectus for further information about the impact of the 2012 Change in Control Transaction.
(2)	For the year ended December 31, 2010, non-operating income and expense included $90.1 million of interest expense, $28.7 million of acquisition fees and $20.5 million of loan fees, primarily related to the 2010 Change in Control Transaction. See Note 2, “Change in Control,” of TransUnion Corp.’s audited consolidated financial statements appearing elsewhere in this prospectus for further information about the impact of the 2010 Change in Control Transaction. For the year ended December 31, 2011, non-operating income and expense included $126.4 million of interest expense and, as a result of refinancing Trans Union LLC’s senior secured credit facility in February 2011, a $9.5 million prepayment premium and $49.8 million write-off of unamortized loan costs incurred in connection with financing the 2010 Change in Control Transaction in June 2010. See Note 13, “Debt,” of TransUnion Corp.’s audited consolidated financial statements appearing elsewhere in this prospectus for further information about the refinancing. For the Predecessor four months ended April 30, 2012, TransUnion Corp.’s non-operating income and expense included $40.5 million of interest expense and $24.6 million of acquisition expenses, primarily related to the 2012 Change in Control Transaction and the abandoned initial public offering process. For the six months ended June 30, 2012, TransUnion Holding’s non-operating income and expense included $34.8 million of interest expense and $15.2 million of acquisition expenses related to the 2012 Change in Control Transaction. See Note 2, “2012 Change in Control Transaction,” of TransUnion Holding Company Inc.’s and TransUnion Corp.’s unaudited consolidated financial statements for the six months ended June 30, 2012, appearing elsewhere in this prospectus for additional information about the impact of the 2012 Change in Control Transaction.
(3)	The decrease in total assets and stockholders’ equity at December 31, 2008, reflects the stock repurchase of approximately $400 million in November 2008. The decrease in total assets and stockholders’ equity at December 31, 2009, reflects the stock repurchase of approximately $900 million in December 2009. For total assets, this decrease was partially offset by loan proceeds of approximately $600 million received throughout 2009. The decrease in total assets and stockholders’ equity at December 31, 2010, reflects the impact of the 2010 Change in Control Transaction. See Note 2, “Change in Control,” Note 13, “Debt,” and Note 14, “Earnings Per Share,” of TransUnion Corp.’s audited consolidated financial statements appearing elsewhere in this prospectus.

Management’s Discussion and Analysis

of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations is provided as a supplement to, and should be read in conjunction with, “Unaudited Pro Forma Consolidated Financial Data,” “Selected Historical Financial Data,” “Risk Factors,” “Use of Proceeds,” “Capitalization” and the audited and unaudited consolidated financial statements and the related notes of TransUnion Holding Company, Inc. and TransUnion Corp. appearing elsewhere in this prospectus. In addition to historical data, this discussion contains forward-looking statements about our business, operations and financial performance based on current expectations that involve risks, uncertainties and assumptions. Our actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including but not limited to those discussed in “Forward-Looking Statements” and “Risk Factors.”

TransUnion Holding Company, Inc. was formed on February 15, 2012 (the “date of inception”) and had no operations prior to this time. As described in “Summary—The 2012 Change in Control Transaction” and “—Recent Developments,” TransUnion Holding Company, Inc. acquired the outstanding common stock of TransUnion Corp. on April 30, 2012 in connection with the Merger. From the date of inception through April 30, 2012, TransUnion Holding had no revenue or operating expenses and incurred only interest expense and acquisition-related costs recorded in non-operating income and expense. All references in this section to “TransUnion Holding” or the “Issuer” are to TransUnion Holding Company, Inc. on a stand-alone basis. Unless otherwise indicated, all references in this section to “TransUnion,” the “Company,” “we,” “our,” “us” and “its” are to TransUnion Holding Company, Inc. and its consolidated subsidiaries, collectively.

Overview

We are a leading global provider of information and risk management solutions. We provide these solutions to businesses across multiple industries and to individual consumers. Our technology and services enable businesses to make more timely and informed credit granting, risk management, underwriting, fraud protection and customer acquisition decisions by delivering high quality data, integrated with analytics and decision-making capabilities. Our interactive website provides consumers with real-time access to their personal credit information and analytical tools that help them understand and proactively manage their personal finances. Over a million unique consumers visit our website each month. We have operations in the United States, Africa, Canada, Latin America, Asia Pacific and India and provide services in 32 countries. Since our founding in 1968, we have built a diversified and stable customer base of approximately 45,000 businesses in multiple industries, including financial services, insurance, healthcare, automotive, retail and communications.

We generate revenues primarily from the sale of credit reports, credit marketing services, portfolio reviews and other credit-related services to qualified businesses both in the U.S. and internationally through direct and indirect channels. We maintain long-standing relationships with many of our largest customers, including relationships of over ten years with each of our top ten global financial services customers. We attribute the length of our customer relationships to the critical nature of the services we provide, our consistency and reliability, and our innovative and collaborative approach to developing integrated solutions that meet our customers’ continually changing needs. We also generate revenues by providing subscription-based interactive services to consumers that help them understand and manage their personal finances and that protect them from identity theft.

Recent Developments

On April 30, 2012, pursuant to an Agreement and Plan of Merger (“Merger Agreement”) TransUnion Corp. was acquired by TransUnion Holding, an entity created to make the acquisition by affiliates of Advent International Corporation (“Advent”) and GS Capital Partners (“GSCP”), for the aggregate purchase price of

$1,592.7 million, plus the assumption of existing debt. As a result, TransUnion Corp. became a wholly-owned subsidiary of TransUnion Holding. To partially fund the acquisition, TransUnion Holding issued $600.0 million aggregate principal amount of 9.625%/10.375% senior PIK toggle notes due 2018. TransUnion Corp. also increased the revolving commitment amount under its senior secured revolving credit facility by $10.0 million, from $200.0 million to $210.0 million, and extended the maturity date of $155.0 million of revolving commitment to February 10, 2017. TransUnion Holding is owned 49.5% by affiliates of Advent, 49.5% by affiliates of GSCP and 1% by members of management. We refer to these transactions collectively as the 2012 Change in Control Transaction.

The 2012 Change in Control Transaction was accounted for using the acquisition method of accounting in accordance with Accounting Standards Codification (“ASC”) 805, Business Combinations. The guidance prescribes that the basis of the assets acquired and liabilities assumed be recorded at fair value to reflect the purchase price. As a result, we recorded a significant increase in the basis of assets, including intangibles, that resulted in additional amortization expense and other adjustments in the current period. See Note 2, “2012 Change in Control Transaction,” of TransUnion Holding Company, Inc.’s and TransUnion Corp.’s unaudited consolidated financial statements for the six months ended June 30, 2012, appearing elsewhere in this prospectus for additional information.

Segments

We manage our business and report our financial results in three operating segments: U.S. Information Services (“USIS”), International and Interactive.

•

USIS provides consumer reports, credit scores, verification services, analytical services and decisioning technology to businesses in the United States through both direct and indirect channels. In this segment, we intend to continue to focus on expansion into underpenetrated and growth industries, such as insurance and healthcare, and the introduction of innovative and differentiated solutions in the financial services and other industries.

•

International provides services similar to our USIS and Interactive segments in several countries outside the United States. We believe our International segment represents a significant opportunity for growth as many of the countries in which we operate, such as India, Mexico and Brazil, continue to develop their economies and credit markets. We also seek to enter into and develop our business in new geographies.

•

Interactive provides primarily subscription-based services to consumers, including credit reports, credit scores and credit and identity monitoring. As the U.S. economy continues to stabilize and improve, and consumer borrowing activity and concerns over identity theft continue to increase, we expect our Interactive segment to grow and represent an increasing portion of our overall revenue.

In addition, Corporate provides shared services for the Company and conducts enterprise functions. Certain costs incurred in Corporate that are not directly attributable to one or more of the operating segments remain in Corporate. These costs are typically for enterprise-level functions and are primarily administrative in nature.

Factors Affecting Our Results of Operations

The following are certain key factors that affect, or have recently affected, our results of operations:

Macroeconomic and Industry Trends

Our revenues are significantly influenced by general macroeconomic conditions, including the availability of affordable credit and capital, interest rates, inflation, employment levels, consumer confidence and housing demand. During 2011 and the first six months of 2012, in the United States and other markets, we continued to see signs of improved economic conditions and increased market stabilization. In the United States, we also saw improvement in the consumer lending market, including mortgage refinancings resulting from low long-term mortgage rates, increased auto loans and an increase in demand for our credit marketing services. These factors helped drive improved financial results in all of our segments during 2012. The economic and market improvements, however, were tempered by continuing consumer uncertainty as concerns over both continuing high unemployment and a stagnant housing market have pressured growth in our businesses.

Our revenues are also significantly influenced by industry trends, including the demand for information services in the financial services, insurance, healthcare and other industries we serve. Companies increasingly rely on data and analytics to make more informed decisions, operate their businesses more effectively and manage risk. Similarly, consumers seek information to help them understand and proactively manage their personal finances and to better protect themselves against identity theft. We expect that increased demand for targeted data and sophisticated analytical tools will drive revenue growth in all of our segments.

Acquisitions and Partnerships

We selectively evaluate acquisitions and partnerships as a means of expanding our business and international footprint and entering into new markets.

•

On May 29, 2012, we acquired an 85% ownership interest in Credit Reference Bureau (Holdings) Limited (“CRB”). CRB operates collections and credit bureau businesses and has locations in eight African countries, giving us a strategic presence in seven new African countries. The results of operations of CRB, which are not material, have been included as part of our International segment in our consolidated statements of income since the date of acquisition.

•

On December 28, 2011, we acquired an 80% ownership interest in Crivo Sistemas em Informática S.A. (“Crivo”), a Brazilian company. Crivo provides software and services to companies in Brazil to help them make credit, risk and fraud-related decisions. The results of operations of Crivo, which are not material, have been included as part of our International segment in our consolidated statements of income since the date of the acquisition.

•	On December 20, 2011, we acquired an additional 7.51% ownership interest in Credit Information Bureau (India) Limited (“CIBIL”), bringing our total ownership to 27.5%.

•

On October 13, 2011, we acquired a 100% ownership interest in Financial Healthcare Systems, LLC (“FHS”), a Colorado limited liability company. FHS provides software-as-a-service solutions to the healthcare industry that helps healthcare providers inform patients about their out-of-pocket costs prior to providing healthcare services. The results of operations of FHS, which are not material, have been included as part of our USIS segment in our consolidated statements of income since the date of the acquisition.

2011 Debt Refinancing

In the first quarter of 2011, we refinanced our senior secured credit facility, which resulted in a $59.3 million loss on the early extinguishment of debt, including a write-off of unamortized deferred financing fees of $49.8 million and a prepayment premium of $9.5 million. See Note 8, “Debt,” of TransUnion Corp.’s consolidated unaudited financial statements appearing elsewhere in this prospectus for additional information.

Key Components of Our Results of Operations

Revenue

We derive our USIS segment revenue from three operating platforms: Online Data Services, Credit Marketing Services and Decision Services. Revenue in Online Data Services is driven primarily by the volume of credit reports that our customers purchase. Revenue in Credit Marketing Services is driven primarily by demand for customer acquisition and portfolio review services. Revenue in Decision Services is driven primarily by demand for services that provide our customers with online, real-time, automated decisions at the point of consumer interaction.

We report our International segment revenue in two categories: developed markets and emerging markets. Our developed markets are Canada, Hong Kong and Puerto Rico. Our emerging markets include Africa, Latin America, Asia Pacific and India.

We derive revenue in our Interactive segment from both direct and indirect channels. Our Interactive revenue is primarily subscription based.

Cost of Services

Costs of services include data acquisition and royalty fees, costs related to our databases and software applications, consumer and call center support costs, hardware and software maintenance costs, telecommunication expenses and occupancy costs associated with the facilities where these functions are performed.

Selling, General and Administrative

Selling, general and administrative expenses include personnel-related costs for sales, administrative and management employees, costs for professional and consulting services, advertising and occupancy and facilities expense of these functions.

Non-Operating Income and Expense

Non-operating income and expense includes interest expense, interest income, earnings from equity-method investments, dividends from cost-method investments and other non-operating income and expenses.

TransUnion Holding Company, Inc.

Results of Operations for the Three and Six Months Ended June 30, 2012

TransUnion Holding was formed on February 15, 2012, the date of inception. To finance a portion of the purchase price and pay related fees and expenses, TransUnion Holding issued the Outstanding Notes. TransUnion Corp. and its subsidiaries do not guarantee the Outstanding Notes and have no contractual obligations with respect thereto. TransUnion Corp. does, however, expect to pay cash dividends to TransUnion Holding to enable funding the cash interest payments due on the Outstanding Notes. TransUnion Corp.’s ability to pay dividends and make other payments to TransUnion Holding will depend on its cash flows and earnings and may be restricted by, among other things, applicable laws and regulations and by the terms of the agreements into which it enters. The terms of the credit agreement governing the Trans Union LLC senior secured credit facility and the indenture governing the Trans Union LLC senior notes significantly restrict TransUnion Corp. from paying dividends and otherwise transferring assets to TransUnion Holding.

From the date of inception through April 30, 2012, TransUnion Holding had no revenue or operating expenses. On March 21, 2012, TransUnion Holding issued the Outstanding Notes in a private placement transaction in anticipation of the acquisition of TransUnion Corp, pursuant to the Merger Agreement. Total interest expense for the Outstanding Notes through June 30, 2012, was $16.4 million, which included $0.5 million of deferred financing fees that were amortized as additional interest expense. From the date of inception through June 30, 2012, TransUnion Holding incurred acquisition costs of $15.2 million which were included in non-operating income and expense.

For the six months ended June 30, 2012 and 2011, TransUnion Holding had no revenue, cash provided by operating activities or capital expenditures. The net loss attributable to TransUnion Holding on a stand-alone basis of $21.6 million from the date of inception through June 30, 2012, plus interest expense of $16.4 million, plus other income and expense of $15.2 million, less the tax benefit of $10.5 million resulted in Adjusted EBITDA of $(0.5) million on a stand-alone basis.

TransUnion Corp.

Unless otherwise indicated in the following Results of Operations sections, all references to the “Company”, “we”, “our”, “us” and “its” are to TransUnion Corp. and its consolidated subsidiaries, collectively.

Results of Operations for the Three and Six Months Ended June 30, 2012 and 2011

As a result of the 2012 Change in Control Transaction, the Company’s historical results of operations are presented on a Successor and Predecessor basis. Periods prior to May 1, 2012, reflect the financial position, results of operations, and changes in financial position of the Company prior to the 2012 Change in Control Transaction (the “Predecessor”) and periods after April 30, 2012, reflect the financial position, results of operations, and changes in financial position of the Company after the 2012 Change in Control Transaction (the “Successor”).

The 2012 Change in Control Transaction was accounted for using the acquisition method of accounting in accordance with Accounting Standards Codification (“ASC”) 805, Business Combinations. The guidance prescribes that the basis of the assets acquired and liabilities assumed be recorded at fair value to reflect the purchase price. Periods after the 2012 Change in Control Transaction are not comparable to prior periods primarily due to the additional amortization of intangibles in the Successor period resulting from the fair value adjustments of the assets acquired and liabilities assumed. In addition, the Predecessor incurred significant stock-based compensation and acquisition costs related to the 2012 Change in Control Transaction.

To facilitate comparability with the prior year periods, we present below combined Successor and Predecessor information for the three and six months ended June 30, 2012. We present the combined information to assist readers in understanding and assessing the trends and significant changes in our results of operations on a comparable basis. We believe this combined presentation is appropriate because it provides a more meaningful comparison and more relevant analysis of our results of operations for the three and six month periods ended June 30, 2012, compared to the three and six month periods ended June 30, 2011, than a presentation of separate historical results for the Predecessor and Successor periods would provide. The following table sets forth our historical results of operations for the periods indicated below:

(dollars in millions)	Successor Two Months Ended June 30, 2012	Predecessor One Month Ended April 30, 2012	Combined Three Months Ended June 30, 2012	Predecessor Four Months Ended April 30, 2012	Combined Six Months Ended June 30, 2012	Predecessor Three Months Ended June 30, 2011	Predecessor Six Months Ended June 30, 2011
Revenue	$190.9	$92.4	$283.3	$373.0	$563.9	$257.5	$503.4
Operating expenses
Cost of services (exclusive of depreciation and amortization below)	74.6	57.0	131.6	172.0	246.6	110.5	212.1
Selling, general and administrative	50.3	93.9	144.2	172.0	222.3	65.0	132.5
Depreciation and amortization	29.0	7.3	36.3	29.2	58.2	21.5	43.2

Total operating expenses	153.9	158.2	312.1	373.2	527.1	197.0	387.8

Operating income (loss)	37.0	(65.8)	(28.8)	(0.2)	36.8	60.5	115.6
Non-operating income and expense
Interest expense	(18.4)	(9.8)	(28.2)	(40.5)	(58.9)	(30.7)	(64.3)
Interest income	0.1	0.2	0.3	0.6	0.7	0.1	0.3
Other income and (expense), net	0.4	(20.9)	(20.5)	(23.8)	(23.4)	2.6	(56.2)

Total non-operating income and expense	(17.9)	(30.5)	(48.4)	(63.7)	(81.6)	(28.0)	(120.2)

Income (loss) from continuing operations before income taxes	19.1	(96.3)	(77.2)	(63.9)	(44.8)	32.5	(4.6)
(Provision) benefit for income taxes	(8.3)	31.8	23.5	11.5	3.2	(7.3)	6.6

Income (loss) from continuing operations	10.8	(64.5)	(53.7)	(52.4)	(41.6)	25.2	2.0
Discontinued operations, net of tax	—	—	—	—	—	(0.3)	(0.5)

Net income (loss)	10.8	(64.5)	(53.7)	(52.4)	(41.6)	24.9	1.5
Less: net income attributable to noncontrolling interests	(1.2)	(0.6)	(1.8)	(2.5)	(3.7)	(2.0)	(4.1)

Net income (loss) attributable to TransUnion Corp.	$9.6	$(65.1)	$(55.5)	$(54.9)	$(45.3)	$22.9	$(2.6)

The discussion below compares the combined Successor and Predecessor three and six months ended June 30, 2012, periods to the comparable three- and six-month periods ended June 30, 2011. Significant differences in the Successor and Predecessor results of operations have been highlighted where appropriate.

Key Performance Measures

Management, including our chief operating decision maker, evaluates the financial performance of our businesses based on a variety of key indicators. These indicators include the non-GAAP measures Adjusted Operating Income and Adjusted EBITDA, and the GAAP measures of revenue, cash provided by operating activities and capital expenditures. For the three and six months ended June 30, 2012 and 2011, these indicators were as follows:

	Three Months Ended June 30,				Six Months Ended June 30,
(dollars in millions)	2012	2011	$ Change	% Change	2012	2011	$ Change	% Change
Revenue	$283.3	$257.5	$25.8	10.0%	$563.9	$503.4	$60.5	12.0%
Reconciliation of operating income to Adjusted Operating Income:
Operating income	$(28.8)	$60.5	$(89.3)	(147.6)%	$36.8	$115.6	$(78.8)	(68.2)%
Adjustments(1)	90.3	6.3	84.0	nm	90.3	6.3	84.0	nm

Adjusted Operating Income(2)	$61.5	$66.8	$(5.3)	(7.9)%	$127.1	$121.9	$5.2	4.3%

Reconciliation of net income (loss) attributable to TransUnion Corp. to Adjusted EBITDA:
Net income (loss) attributable to TransUnion Corp.	$(55.5)	$22.9	$(78.4)	nm	$(45.3)	$(2.6)	$(42.7)	nm
Discontinued operations	—	0.3	(0.3)	(100.0)%	—	0.5	(0.5)	(100.0)%

Net income (loss) from continuing operations attributable to TransUnion Corp.	$(55.5)	$23.2	$(78.7)	nm	$(45.3)	$(2.1)	$(43.2)	nm
Net interest expense	27.9	30.6	(2.7)	(8.8)%	58.2	64.0	(5.8)	(9.1)%
Income tax (benefit) provision	(23.5)	7.3	(30.8)	nm	(3.2)	(6.6)	3.4	nm
Depreciation and amortization(3)	36.3	21.5	14.8	68.8%	58.2	43.2	15.0	34.7%
Stock-based compensation	0.3	1.2	(0.9)	(75.0)%	2.0	2.4	(0.4)	(16.7)%
Other (income) and expense(4)	24.2	1.1	23.1	nm	30.3	63.3	(33.0)	(52.1)%
Adjustments(1)	90.3	6.3	84.0	nm	90.3	6.3	84.0	nm

Adjusted EBITDA(2)	$100.0	$91.2	$8.8	9.6%	$190.5	$170.5	$20.0	11.7%

Other metrics:
Cash provided by operating activities of continuing operations	$42.1	$31.7	$10.4	32.8%	$63.7	$57.6	$6.1	10.6%
Capital expenditures	$10.5	$12.2	$(1.7)	(13.9)%	$27.8	$38.9	$(11.1)	(28.5)%

nm: not meaningful

(1)	For the three and six months ended June 30, 2012, adjustments included $90.3 million of accelerated stock-based compensation and related expense recorded by the Predecessor as a result of the 2012 Change in Control Transaction that were recorded in each segment and in Corporate as follows: USIS $41.1 million; International $14.4 million; Interactive $2.3 million; and Corporate $32.5 million. See Note 2, “2012 Change in Control Transaction,” and Note 15, “Stock-Based Compensation,” of TransUnion Corp.’s unaudited consolidated financial statements for the six months ended June 30, 2012, appearing elsewhere in this prospectus for further information about the impact of the 2012 Change in Control Transaction. For the three and six months ended June 30, 2011, operating income included a $3.6 million outsourcing vendor contract early termination fee and a $2.7 million software impairment and related restructuring charge. Both of these expenses were recorded in our USIS segment.
(2)

Adjusted Operating Income and Adjusted EBITDA are non-GAAP measures. We present Adjusted Operating Income and Adjusted EBITDA as supplemental measures of our operating performance because they eliminate the impact of certain items that we do not consider indicative of our ongoing operating performance. In addition to its use as a measure of our operating performance, our board of directors and executive management team focus on Adjusted EBITDA as a compensation measure. The annual variable compensation for members of senior management is based in part on Adjusted EBITDA. Adjusted

Operating Income does not reflect certain stock-based compensation and certain other expenses. Adjusted EBITDA does not reflect our capital expenditures, interest, income tax, depreciation, amortization, stock-based compensation or certain other income and expense. Other companies in our industry may calculate Adjusted Operating Income and Adjusted EBITDA differently than we do, limiting their usefulness as comparative measures. Because of these limitations, Adjusted Operating Income and Adjusted EBITDA should not be considered in isolation or as substitutes for performance measures calculated in accordance with GAAP. Adjusted Operating Income and Adjusted EBITDA are not measures of financial condition or profitability under GAAP and should not be considered alternatives to cash flow from operating activities, as measures of liquidity or as alternatives to operating income or net income as indicators of operating performance. We believe that the most directly comparable GAAP measure to Adjusted Operating Income is operating income and the most directly comparable GAAP measure to Adjusted EBITDA is net income attributable to TransUnion Corp. The reconciliations of Adjusted Operating Income and Adjusted EBITDA to their nearest GAAP measures are included in the table above.
(3)	For the three and six months ended June 30, 2012, operating income included $14.2 million of additional depreciation and amortization recorded by the Successor as a result of the purchase accounting fair value adjustments to the tangible and intangible assets recorded in connection with the 2012 Change in Control Transaction. The additional depreciation and amortization was recorded in each segment and in Corporate as follows: USIS $8.3 million; International $5.0 million; Interactive $0.7 million; and Corporate $0.2 million.
(4)	Other income and expense above includes all amounts included on our consolidated statement of income in other income and expense, net, except for earnings from equity method investments and dividends received from cost method investments. For the three and six months ended June 30, 2012, other income and expense included $20.1 million and $26.1 million, respectively, of acquisition-related expenses, primarily related to the 2012 Change in Control Transaction as discussed in Note 2, “2012 Change in Control Transaction,” of TransUnion Corp.’s unaudited consolidated financial statements for the six months ended June 30, 2012, appearing elsewhere in this prospectus, and the abandoned initial public offering process, and $4.1 million and $4.2 million, respectively, of other income and expense. For the six months ended June 30, 2011, other income and expense included a $59.3 million loss on the early extinguishment of debt as a result of refinancing our senior secured credit facility in February 2011, and $4.0 million of other income and expense. See Note 12, “Debt,” of TransUnion Corp.’s unaudited consolidated financial statements for the six months ended June 30, 2012, appearing elsewhere in this prospectus for further information about the refinancing.

Revenue

Total revenue increased $25.8 million and $60.5 million for the three and six months ended June 30, 2012, respectively, compared to the same periods in 2011, due to increases in revenue in all operating segments as a result of improving economic conditions and revenue from our recent acquisitions of Crivo, CRB and FHS, partially offset by the impact of weakening foreign currencies in our International segment. Revenue by segment for the three- and six-month periods was as follows:

	Three Months Ended June 30,				Six Months Ended June 30,
(dollars in millions)	2012	2011	$ Change	% Change	2012	2011	$ Change	% Change
U.S. Information Services:
Online Data Services	$125.4	$113.2	$12.2	10.8%	$247.0	$222.1	$24.9	11.2%
Credit Marketing Services	30.8	32.3	(1.5)	(4.6)%	66.8	63.6	3.2	5.0%
Decision Services	24.3	20.2	4.1	20.3%	47.5	39.5	8.0	20.3%

Total U.S. Information Services	180.5	165.7	14.8	8.9%	361.3	325.2	36.1	11.1%
International:
Developed markets	23.0	22.8	0.2	0.9%	45.4	43.5	1.9	4.4%
Emerging markets	34.5	31.7	2.8	8.8%	68.7	61.4	7.3	11.9%

Total International	57.5	54.5	3.0	5.5%	114.1	104.9	9.2	8.8%
Interactive	45.3	37.3	8.0	21.4%	88.5	73.3	15.2	20.7%

Total revenue	$283.3	$257.5	$25.8	10.0%	$563.9	$503.4	$60.5	12.0%

U.S. Information Services Segment

USIS revenue increased $14.8 million and $36.1 million for the three and six months ended June 30, 2012, respectively, compared to the same periods in 2011, with increases in Online Data Services and Decision Services due to improved market conditions and the inclusion of revenue from our acquisition of FHS in October 2011, partially offset by a decrease in Credit Marketing Services during the three months ended June 30, 2012 due to a decrease in our customers’ credit marketing programs.

Online Data Services. Online Data Services revenue increased $12.2 million and $24.9 million for the three- and six-month periods, respectively, compared to the same periods in 2011, due to a 14.0% increase in online credit report unit volume in each period, primarily in the financial services market, as conditions in the consumer credit market continued to improve.

Credit Marketing Services. Credit Marketing Services revenue decreased $1.5 million for the three-month period and increased $3.2 million for the six-month period compared to the same periods in 2011. An increase in demand for custom data sets and archive information in the first quarter as our customers’ increased their credit marketing programs was partially offset by a slight decrease in demand for these services in the second quarter.

Decision Services. Decision Services revenue increased $4.1 million and $8.0 million for the three- and six-month periods, respectively, compared to the same periods in 2011, primarily due to an increase in insurance eligibility verification revenue in our healthcare market and $1.7 million and $3.3 million of revenue from our FHS acquisition in each respective period.

International Segment

International revenue increased $3.0 million, or 5.5%, and $9.2 million, or 8.8%, for the three and six months ended June 30, 2012, respectively, compared to the same periods in 2011, with higher local currency revenue from increased volumes in all regions partially offset by a reduction of 9.6% and 7.5% in each respective period due to the impact of weakening foreign currencies. Revenue increased 9.4% in each period from our acquisition of Crivo and CRB.

Developed Markets. Developed markets revenue increased $0.2 million, or 0.9%, and $1.9 million, or 4.4%, for the three- and six-month periods compared to the same periods in 2011 primarily due to an increase in revenue due to increased volumes in Canada and Hong Kong, partially offset by a decrease in volumes in Puerto Rico and a reduction of 3.1% and 2.1% in each respective period due to the impact of a weakening Canadian dollar.

Emerging Markets. Emerging markets revenue increased $2.8 million, or 8.8%, and $7.3 million, or 11.9%, for the three- and six-month periods, respectively, compared to the same periods in 2011 with increased volumes in all regions, partially offset by a reduction of 14.4% and 11.4% in each respective period due to the impact of weakening foreign currencies, primarily the South African rand. Revenue increased 16.1% in each period from our acquisition of Crivo and CRB. Approximately 58% and 59% of the emerging markets revenue for the three- and six-month periods ended June 30, 2012, respectively, was from South Africa.

Interactive Segment

Interactive revenue increased $8.0 million and $15.2 million for the three and six months ended June 30, 2012, compared to the same periods in 2011. This increase was primarily due to an increase in the average number of subscribers in our direct channel for the six-month period and in our indirect channels in each period, and an increase in our average revenue per subscriber in our direct channel in each period.

Operating expenses

Total operating expenses increased $115.1 million and $139.3 million for the three and six months ended June 30, 2012, compared to the same periods in 2011. These increases were primarily due to $90.3 million of accelerated stock-based compensation and related expenses recorded by the Predecessor and $14.2 million of additional depreciation and amortization recorded by the Successor as a result of the 2012 Change in Control Transaction, an increase in labor and product costs and the inclusion of costs from our Crivo and FHS operations. These increases were partially offset by cost reductions from our Operational Excellence program, aimed at creating an efficient cost structure, and the impact of weakening foreign currencies in our International segment. Operating expenses for the three- and six-month periods were as follows:

	Three Months Ended June 30,				Six Months Ended June 30,
(dollars in millions)	2012	2011	$ Change	% Change	2012	2011	$ Change	% Change
Cost of services	$131.6	$110.5	$21.1	19.1%	$246.6	$212.1	$34.5	16.3%
Selling, general and administrative	144.2	65.0	79.2	121.8%	222.3	132.5	89.8	67.8%
Depreciation and amortization	36.3	21.5	14.8	68.8%	58.2	43.2	15.0	34.7%

Total operating expenses	$312.1	$197.0	$115.1	58.4%	$527.1	$387.8	$139.3	35.9%

Cost of services

Cost of services increased $21.1 million and $34.5 million for the three and six months ended June 30, 2012, compared to the same periods in 2011. The increases in both periods were primarily due to $21.5 of additional stock-based compensation and related expenses recorded by the Predecessor resulting from the 2012 Change in Control Transaction, increased variable service costs associated with the increased volumes primarily in our USIS and Interactive segments, and increased labor costs in our USIS and International segments resulting from the increase in revenue and expansion costs as we entered new markets. These increases were partially offset by a decrease in data center operating costs in our USIS segment due to insourcing these operations and the impact of weakening foreign currencies in our International segment. See Note 2, “2012 Change in Control Transaction,” and Note 15, “Stock-Based Compensation,” of TransUnion Corp.’s unaudited consolidated financial statements for the six months ended June 30, 2012, appearing elsewhere in this prospectus for further information about the impact of the 2012 Change in Control Transaction. Cost of services in our USIS segment for the three and six months ended June 30, 2011 included a $3.6 million outsourcing vendor contract early termination fee and a $2.7 million software impairment and related restructuring charge.

Selling, general and administrative

Selling, general and administrative expenses increased $79.2 million and $89.8 million for the three and six months ended June 30, 2012, respectively, compared to the same periods in 2011. These increases were primarily due to $68.8 million of additional stock-based compensation and related expenses recorded by the Predecessor resulting from the 2012 Change in Control Transaction and increased labor costs in our USIS and International segments and Corporate resulting from the increase in revenue and expansion costs as we entered new markets, partially offset by the impact of weakening foreign currencies in our International segment.

Depreciation and amortization

Depreciation and amortization increased $14.8 million and $15.0 million due to $14.2 million of additional depreciation and amortization recorded by the Successor as a result of the fair value basis adjustments to the tangible and intangible assets made in connection with the 2012 Change in Control Transaction. See Note 2, “2012 Change in Control Transaction,” of TransUnion Corp.’s unaudited consolidated financial statements for the six months ended June 30, 2012, appearing elsewhere in this prospectus for further information about the portion of the purchase price allocated to intangible assets and their estimated useful lives.

Operating income and operating margins

	Three Months Ended June 30,				Six Months Ended June 30,
(dollars in millions)	2012	2011	$ Change	% Change	2012	2011	$ Change	% Change
Operating Income(1)
U.S. Information Services	$10.8	$42.3	$(31.5)		$66.4	$86.4	$(20.0)
International	(6.4)	16.4	(22.8)		8.4	30.9	(22.5)
Interactive	14.2	14.7	(0.5)		24.1	23.7	0.4
Corporate	(47.4)	(12.9)	(34.5)		(62.1)	(25.4)	(36.7)

Total operating income	$(28.8)	$60.5	$(89.3)		$36.8	$115.6	$(78.8)

Operating Margin
U.S. Information Services	6.0%	25.5%			18.4%	26.6%
International	(11.1)%	30.1%			7.4%	29.5%
Interactive	31.3%	39.4%			27.2%	32.3%
Total operating margin	(10.2)%	23.5%			6.5%	23.0%

Adjusted Operating Income(2)
U.S. Information Services	$51.9	$48.6	$3.3	6.8%	$107.5	$92.7	$14.8	16.0%
International	8.0	16.4	(8.4)	(51.2)%	22.8	30.9	(8.1)	(26.2)%
Interactive	16.5	14.7	1.8	12.2%	26.4	23.7	2.7	11.4%
Corporate	(14.9)	(12.9)	(2.0)	(15.5)%	(29.6)	(25.4)	(4.2)	(16.5)%

Total operating income	$61.5	$66.8	$(5.3)	(7.9)%	$127.1	$121.9	$5.2	4.3%

Adjusted Operating Margin
U.S. Information Services	28.8%	29.3%		(0.5)%	29.8%	28.5%		1.3%
International	13.9%	30.1%		(16.2)%	20.0%	29.5%		(9.5)%
Interactive	36.4%	39.4%		(3.0)%	29.8%	32.3%		(2.5)%
Total operating margin	21.7%	25.9%		(4.2)%	22.5%	24.2%		(1.7)%

nm: not meaningful

(1)	For the three and six months ended June 30, 2012, operating income included $90.3 million of accelerated stock-based compensation and related expense recorded by the Predecessor as a result of the 2012 Change in Control Transaction that were recorded in each segment and in Corporate as follows: USIS $41.1 million; International $14.4 million; Interactive $2.3 million; and Corporate $32.5 million. For the three and six months ended June 30, 2012, operating income also included $14.2 million of additional depreciation and amortization recorded by the Successor as a result of the purchase accounting fair value adjustments to the tangible and intangible assets recorded in connection with the 2012 Change in Control Transaction. The additional depreciation and amortization was recorded in each segment and in Corporate as follows: USIS $8.3 million; International $5.0 million; Interactive $0.7 million; and Corporate $0.2 million. See Note 2, “2012 Change in Control Transaction,” and Note 15, “Stock-Based Compensation,” of TransUnion Corp.’s unaudited consolidated financial statements for the six months ended June 30, 2012, appearing elsewhere in this prospectus for further information about the impact of the acquisition of TransUnion Corp. For the three and six months ended June 30, 2011, operating income included a $3.6 million outsourcing vendor contract early termination fee and a $2.7 million software impairment and related restructuring charge. Both of these expenses were recorded in our USIS segment.
(2)	See footnote 2 to Key Performance Measure for a discussion about Adjusted Operating Income, why we use it, its limitations, and a reconciliation to its most directly comparable GAAP measure, operating income.

Total operating income for the three and six months ended June 30, 2012, decreased $89.3 million, and $78.8 million, respectively, compared to the same period in 2011, resulting in a significant decrease in our operating margins during these periods. These decreases were primarily due to the increase in stock-based compensation and related expenses, the additional depreciation and amortization, and the increase in labor costs from revenue growth and expansion, partially offset by the increase in revenue discussed above.

Margins for the USIS segment decreased primarily due to the increase in stock-based compensation and related expense, depreciation and amortization, and an increase in labor costs resulting from the growth in revenue and expansion, partially offset by the increase in revenue and cost reductions from our Operational Excellence program. Margins for the International segment decreased primarily due to increases in stock-based compensation and related expenses, depreciation and amortization, and labor and product costs, including integration costs for our acquisition of Crivo and investments in start-up operations, partially offset by the increase in revenue. Margins for the Interactive segment decreased primarily due to the increase in stock-based compensation and related expenses and depreciation and amortization, partially offset by the increase in revenue.

Non-operating income and expense

	Three Months Ended June 30,				Six Months Ended June 30,
(dollars in millions)	2012	2011	$ Change	% Change	2012	2011	$ Change	% Change
Interest income	$0.3	$0.1	$0.2	nm	$0.7	$0.3	$0.4	nm
Interest expense	(28.2)	(30.7)	2.5	8.1%	(58.9)	(64.3)	5.4	8.4%
Other income and expense, net:
Acquisition fees	(20.1)	(0.4)	(19.7)	nm	(26.1)	(2.3)	(23.8)	nm
Loan fees	(3.1)	(0.5)	(2.6)	nm	(3.4)	(60.2)	56.8	94.4%
Earnings from equity method investments	3.3	3.2	0.1	3.1%	6.5	6.6	(0.1)	(1.5)%
Dividends from cost method investments	0.4	0.4	—	—	0.4	0.4	—	—
Other	(1.0)	(0.1)	(0.9)	nm	(0.8)	(0.7)	(0.1)	(14.3)%

Total other income and expense, net	(20.5)	2.6	(23.1)	nm	(23.4)	(56.2)	32.8	58.4%

Non-operating income and expense	$(48.4)	$(28.0)	$(20.4)	(72.9)%	$(81.6)	$(120.2)	$38.6	32.1%

nm: not meaningful

Other income and expense, net, was significantly impacted by the 2012 Change in Control Transaction and the refinancing of Trans Union LLC’s senior secured credit facility in February, 2011. See Note 2, “2012 Change in Control Transaction,” Note 12, “Debt,” and Note 15, “Stock-Based Compensation,” of TransUnion Corp.’s unaudited consolidated financial statements for the six months ended June 30, 2012, appearing elsewhere in this prospectus for additional information.

Interest expense decreased $2.5 million and $5.4 million for the three and six months ended June 30, 2012, respectively, compared to the same periods in 2011, primarily due to the lower outstanding principal balance, and the lower interest rate resulting from the February 2011 refinance.

Acquisition fees represent costs we have incurred for various acquisition-related and similar efforts. For 2012, acquisition fees include $21.2 million of costs related to the 2012 Change in Control Transaction and $3.0 million of costs related to the initial public offering that were previously capitalized but written off in the first quarter of 2012 as we formally withdrew our registration statement on Form S-1 as a result of signing the Merger Agreement.

For 2012, loan fees included a $2.7 million fee for a bridge loan commitment for the 2012 Change in Control Transaction, the amortization of deferred financing fees allocated to our revolving line of credit, and the payment of fees for the unused revolving line of credit. For 2011, loan fees included a $59.3 million loss on the early extinguishment of debt, consisting of a write-off of $49.8 million of previously unamortized deferred financing fees and a prepayment premium of $9.5 million as a result of refinancing the senior secured credit facility.

Provision for income taxes

As a result of the 2012 Change in Control Transaction, TransUnion Corp. has two taxable years in 2012, one for the Predecessor and one for the Successor. In addition, there are certain discrete events that happened in the Predecessor and Successor periods. To facilitate an understanding of the impact that the 2012 Change in Control Transaction had on the provision for income taxes, we present the reconciliation of the U.S. federal statutory tax rate to our effective tax rate for the Predecessor and Successor periods as follows:

	Successor		Predecessor
	Two Months Ended June 30, 2012		One Month Ended April 30, 2012		Four Months Ended April 30, 2012		Three Months Ended June 30, 2011		Six Months Ended June 30, 2011
(in millions)	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
Income (loss) from continuing operations before income taxes	$19.1		$(96.3)		$(63.9)		$32.5		$(4.6)
Provision (benefit) for income taxes at statutory rate	6.7	35.0%	(33.7)	35.0%	(22.4)	35.0%	11.4	35.0%	(1.6)	35.0%
Application of ASC 740-30 and Subpart F to foreign earnings	2.2	11.5%	(3.0)	3.1%	5.0	(7.8)%	—	—	—	—
2012 and 2010 Change in Control Transaction costs	—	—	2.0	(2.1)%	2.8	(4.4)%	(4.7)	(14.5)%	(4.7)	102.2%
Credits and other	(0.6)	(3.0)%	2.9	(3.0)%	3.1	(4.8)%	0.6	2.0%	(0.3)	6.3%

Totals	$8.3	43.5%	$(31.8)	33.0%	$(11.5)	18.0%	$7.3	22.5%	$(6.6)	143.5%

Effective January 1, 2012, the look-through rule under subpart F of the U.S. Internal Revenue Code expired. The subpart F provisions require U.S. corporate shareholders to recognize current U.S. taxable income from passive income at foreign subsidiaries, such as dividends received, regardless of whether that income is further remitted to the U.S. The look-through rule had provided an exception to this recognition for subsidiary passive income attributable to an active business. Beginning in 2012, under ASC 740-30, we recorded tax expense for the income tax we would incur under subpart F if our foreign earnings were distributed up our foreign chain of ownership, but not remitted to the U.S. In calculating the tax effect on unremitted foreign earnings, we include the benefit of any related foreign tax credits. The tax deductible transaction costs incurred in connection with the 2012 Change in Control Transaction significantly reduced the amount of foreign tax credits available to offset our tax expense, including the tax on unremitted foreign earnings. For both the 2010 and the 2012 Change in Control Transactions, there were transaction costs incurred that were expensed for GAAP accounting purposes under ASC 805, but considered non-deductible for tax purposes.

The effective tax rate was 43.5% for the two months ended June 30, 2012. This tax rate was higher than the U.S. federal statutory rate of 35%, primarily due to the application of ASC 740-30 to unremitted foreign earnings.

For the one month ended April 30, 2012, we reported a loss from continuing operations before income taxes. The effective tax benefit rate for this period of 33% was slightly lower than the 35% statutory rate primarily due to the non-deductibility of certain costs incurred in connection with the 2012 Change in Control Transaction and limitations on our foreign tax credits.

For the four months ended April 30, 2012, we also reported a loss from continuing operations before income taxes. The effective tax benefit rate for this period of 18% was lower than the 35% statutory rate primarily due to the application of ASC 740-30 to our unremitted foreign earnings, the non-deductibility of certain costs incurred in connection with the 2012 Change in Control Transaction and limitations on our foreign tax credits.

The effective tax rate was 22.5% for the three months ended June 30, 2011. This rate was lower than the 35% statutory rate primarily due to the determination of tax deductibility for certain costs incurred in connection with the 2010 Change in Control Transaction.

For the six months ended June 30, 2011, we reported a loss from continuing operations before income taxes and recorded a tax benefit on the loss. The effective tax benefit rate for this period of 143.5% was higher than the 35% statutory rate due to the determination of tax deductibility for certain costs incurred in connection with the 2010 Change in Control Transaction.

Significant changes in assets and liabilities

Our balance sheet at June 30, 2012, as compared to December 31, 2011, was impacted by the 2012 Change in Control Transaction, which was accounted for using the acquisition method of accounting in accordance with Accounting Standards Codification (“ASC”) 805, Business Combinations. The guidance prescribes that the basis of the assets acquired and liabilities assumed be recorded at fair value to reflect the purchase price. Accordingly, all of our assets and liabilities were recorded at fair value as of April 30, 2012, resulting in a significant change to our balance sheet. See Note 2, “2012 Change in Control,” of TransUnion Corp.’s unaudited consolidated financial statements for the six months ended June 30, 2012, appearing elsewhere in this prospectus for additional information.

Results of Operations for the Twelve Months Ended December 31, 2011, 2010 and 2009

Management, including our chief operating decision maker, evaluates the financial performance of our businesses based on a variety of key indicators. These indicators include the GAAP measures of revenue, cash provided by operating activities and capital expenditures and the non-GAAP measures Adjusted Operating Income and Adjusted EBITDA. For the twelve months ended December 31, 2011, 2010 and 2009, these key indicators were as follows:

	Twelve months ended December 31,			Changes
	2011	2010	2009	2011 vs. 2010		2010 vs. 2009
(dollars in millions)				$	%	$	%
Revenue	$1,024.0	$956.5	$924.8	$67.5	7.1%	$31.7	3.4%
Reconciliation of Operating Income to Adjusted Operating Income:
Operating Income	$252.7	$216.1	$204.4	$36.6	16.9%	$11.7	5.7%
Adjustments(1)	6.3	17.5	—	(11.2)	nm	17.5	nm

Adjusted Operating Income(2)	$259.0	$233.6	$204.4	$25.4	10.9%	$29.2	14.3%

Reconciliation of net income attributable to TransUnion Corp. to Adjusted EBITDA:
Net income attributable to TransUnion Corp.	40.8	36.6	125.4	4.2	11.5%	(88.8)	(70.8)%
Discontinued operations	0.5	(8.2)	(1.2)	8.7	nm	(7.0)	nm

Net income from continuing operations attributable to TransUnion Corp.	41.3	28.4	124.2	12.9	45.4%	(95.8)	(77.1)%
Net interest expense	125.7	89.1	—	36.6	41.1%	89.1	nm
Income tax provision	17.8	46.3	73.4	(28.5)	(61.6)%	(27.1)	(36.9)%
Depreciation and amortization	85.3	81.6	81.6	3.7	4.5%	—	—
Stock-based compensation	4.6	10.8	16.1	(6.2)	(57.4)%	(5.3)	(32.9)%
Other (income) and expense(3)	71.8	52.9	4.5	18.9	35.7%	48.4	nm
Adjustments(1)	6.3	17.5	—	(11.2)	(64.0)%	17.5	nm

Adjusted EBITDA(2)	$352.8	$326.6	$299.8	$26.2	8.0%	$26.8	8.9%

Other metrics:
Cash provided by operating activities of continuing operations	$204.5	$204.6	$251.8	$(0.1)	—	$(47.2)	(18.7)%
Cash paid for capital expenditures(4)	$74.0	$46.8	$56.3	$27.2	58.1%	$(9.5)	(16.9)%

nm: not meaningful

(1)	For the twelve months ended December 31, 2011, adjustments included a $3.6 million outsourcing vendor contract early termination fee and a $2.7 million software impairment and related restructuring charge due to a regulatory change requiring a software platform replacement. Both of these expenses were recorded in our USIS segment. For the twelve months ended December 31, 2010, adjustments included a $3.9 million nonrecurring gain on the trade in of mainframe computers recorded in our USIS segment and $21.4 million of accelerated stock-based compensation and related expenses resulting from the 2010 Change in Control Transaction that were recorded in each segment and in Corporate as follows: USIS $12.2 million; International $2.6 million; Interactive $1.2 million; and Corporate $5.4 million. See Note 2, “Change in Control,” and Note 16, “Stock-Based Compensation,” of TransUnion Corp.’s audited consolidated financial statements appearing elsewhere in this prospectus for further information about the impact of the 2010 Change in Control Transaction.
(2)	Adjusted Operating Income and Adjusted EBITDA are non-GAAP measures. We present Adjusted Operating Income and Adjusted EBITDA as supplemental measures of our operating performance because they eliminate the impact of certain items that we do not consider indicative of our ongoing operating performance. In addition to its use as a measure of our operating performance, our board of directors and executive management team focus on Adjusted EBITDA as a compensation measure. The annual variable compensation for members of senior management is based in part on Adjusted EBITDA. Adjusted Operating Income does not reflect certain stock-based compensation and certain other expenses. Adjusted EBITDA does not reflect our capital expenditures, interest, income tax, depreciation, amortization, stock-based compensation or certain other income and expense. Other companies in our industry may calculate Adjusted Operating Income and Adjusted EBITDA differently than we do, limiting their usefulness as comparative measures. Because of these limitations, Adjusted Operating Income and Adjusted EBITDA should not be considered in isolation or as substitutes for performance measures calculated in accordance with GAAP. Adjusted Operating Income and Adjusted EBITDA are not measures of financial condition or profitability under GAAP and should not be considered alternatives to cash flow from operating activities, as measures of liquidity or as alternatives to operating income or net income as indicators of operating performance. We believe that the most directly comparable GAAP measure to Adjusted Operating Income is operating income and the most directly comparable GAAP measure to Adjusted EBITDA is net income attributable to TransUnion Corp. The reconciliations of Adjusted Operating Income and Adjusted EBITDA to their nearest GAAP measures are included in the table above.
(3)	Other income and expense above includes all amounts included on our consolidated statement of income in other income and expense, net, except for earnings from equity method investments and dividends received from cost method investments. For the twelve months ended December 31, 2011, other income and expense included a $59.3 million loss on the early extinguishment of debt consisting of a write-off of $49.8 million of previously unamortized deferred financing fees and a prepayment premium of $9.5 million as a result of refinancing our senior secured credit facility in February 2011, and $12.5 million of other income and expense. See Note 13, “Debt,” of TransUnion Corp.’s audited consolidated financial statements appearing elsewhere in this prospectus for further information about the refinancing. For the twelve months ended December 31, 2010, other income and expense included $28.7 million of acquisition fees, an $11.0 million loss on the early extinguishment of debt and $10.0 million of loan fees, all primarily related to the 2010 Change in Control Transaction, and $3.2 million of other income and expense. See Note 2, “Change in Control,” of TransUnion Corp.’s audited consolidated financial statements appearing elsewhere in this prospectus for further information about the impact of the 2010 Change in Control Transaction.
(4)	Capital expenditures for the twelve months ended December 31, 2011, included $18.8 million paid in the first quarter of 2011 for assets purchased and accrued for in the fourth quarter of 2010.

Revenue

For 2011, revenue increased $67.5 million compared to 2010, due to organic growth in all of our segments, recent acquisitions and strengthening foreign currencies in our International segment. For 2010, total revenue increased $31.7 million compared to 2009, due to an increase in our customers’ credit marketing programs, our acquisitions, volume and other organic growth, and strengthening foreign currencies in our International segment. Revenue by segment and a more detailed explanation of revenue within each segment follows:

	Twelve months ended December 31,			Changes
	2011	2010	2009	2011 vs. 2010		2010 vs. 2009
(dollars in millions)				$	%	$	%
U.S. Information Services:
Online Data Services	$451.2	$438.2	$458.6	$13.0	3.0%	$(20.4)	(4.4)%
Credit Marketing Services	127.1	120.3	115.4	6.8	5.7%	4.9	4.2%
Decision Services	81.8	77.5	53.5	4.3	5.5%	24.0	44.9%

Total U.S. Information Services	$660.1	$636.0	$627.5	$24.1	3.8%	$8.5	1.4%
International:
Developed Markets	$88.9	$86.5	$79.4	$2.4	2.8%	$7.1	8.9%
Emerging Markets	127.2	109.3	90.7	17.9	16.4%	18.6	20.5%

Total International	$216.1	$195.8	$170.1	$20.3	10.4%	$25.7	15.1%
Interactive	$147.8	$124.7	$127.2	$23.1	18.5%	$(2.5)	(2.0)%

Total revenue	$1,024.0	$956.5	$924.8	$67.5	7.1%	$31.7	3.4%

USIS Segment

For 2011, USIS revenue increased $24.1 million compared to 2010, primarily due to an increase in Online Data Services that began in the second half of 2010 and continued throughout 2011, growth of our customers’ credit marketing programs, especially during the first six months of 2011, and an increase in our healthcare business. For 2010, USIS revenue increased $8.5 million compared to 2009, due to an increase in our customers’ credit marketing programs and the inclusion of revenue from the MedData acquisition, partially offset by unfavorable conditions in the consumer credit markets.

Online Data Services. Online credit report unit volume increased 3.9% in 2011 and decreased 1.7% in 2010. For 2011, the increase was primarily driven by increases in online data volume in the financial services market, contributing to a revenue increase of $13.0 million. For 2010, decreases in volume in the financial services market, driven by unfavorable conditions in the consumer credit markets, were partially offset by increases in volume in the insurance market, resulting in a revenue decrease of $20.4 million.

Credit Marketing Services. For 2011 and 2010, Credit Marketing Services revenue increased $6.8 million and $4.9 million, respectively. Overall requests for Credit Marketing Services increased due to an increase in demand for custom data sets and archive information, for both customer acquisition and portfolio review services, as our customers’ increased their credit marketing programs beginning the third quarter of 2010.

Decision Services. For 2011, revenue increased $4.3 million, primarily due to an increase in insurance eligibility verification revenue in our healthcare market and $1.3 million of revenue from our FHS acquisition. For 2010, $19.8 million of revenue from our acquisition of MedData and an increase in demand for other Decision Services resulted in an increase in revenue of $24.0 million.

International Segment

For 2011, International revenue increased $20.3 million, or 10.4%, compared to 2010. Of this increase, 2.3% was due to the impact of strengthening foreign currencies and 2.6% was due to our acquisition in Chile, with the remainder due to higher revenue from increased volumes in most countries. For 2010, International revenue increased $25.7 million, or 15.1%, compared to 2009. Of this increase, 8.3% was due to the impact of strengthening foreign currencies and 1.7% was due to Chile, with the remainder due to higher revenue from increased volumes in most countries. For 2010, International revenue included only five months of revenue for our acquisition in Chile on August 1, 2010.

Developed Markets. For 2011, developed markets revenue increased $2.4 million, or 2.8%, compared to 2010. An increase due to the impact of strengthening foreign currencies of 3.4%, primarily the Canadian dollar, and higher revenue from increased volume in Hong Kong were partially offset by lower revenue from decreased volume in Canada. For 2010, developed markets revenue increased $7.1 million, or 8.9%, compared to 2009. Of this increase, 6.1% was due to the impact of strengthening foreign currencies, primarily the Canadian dollar, with the remainder due to higher revenue from increased volumes in all countries.

Emerging Markets. For 2011, emerging markets revenue increased $17.9 million, or 16.4%, compared to 2010. Of this increase, 1.2% was due to the impact of strengthening foreign currencies, primarily the South African rand, and 4.7% was due to our acquisition in Chile, with the remainder due to higher revenue from increased volumes in all regions. For 2010, emerging markets revenue included only five months of revenue for our acquisition in Chile on August 1, 2010. For 2010, emerging markets revenue increased $18.6 million, or 20.5%, compared to 2009. Of this increase, 10.3% was due to the impact of strengthening foreign currencies, primarily the South African rand, and 3.3% was due to our acquisition in Chile, with the remainder due to higher revenue from increased volumes in most regions. In 2011 and 2010, approximately 71% and 76%, respectively, of the emerging markets revenue was from South Africa.

Interactive Segment

For 2011, Interactive revenue increased $23.1 million compared to 2010, due to an increase in the average number of subscribers in both our direct and indirect channels. For 2010, Interactive revenue decreased $2.5 million compared to 2009, due to an FTC rule that limits the way our industry is permitted to market services to individuals, partially offset by an increase in the average number of subscribers.

Operating Expenses

For 2011, total operating expenses increased $30.9 million compared to 2010, primarily due to an increase in labor and product costs, the inclusion of costs from our Chile and FHS operations, certain charges in our USIS segment as discussed below, and the impact of strengthening foreign currencies, partially offset by lower stock-based compensation expense. For 2010, total operating expenses increased $20.0 million compared to 2009, due to $20.7 million of stock-based compensation expense resulting from the 2010 Change in Control Transaction, $18.9 million of costs related to the MedData acquisition, and $9.8 million from the impact of strengthening foreign currencies in our International segment, partially offset by cost reductions from our operational excellence program.

	Twelve months ended December 31,			Changes
	2011	2010	2009	2011 vs. 2010		2010 vs. 2009
(dollars in millions)				$	%	$	%
Cost of services	$421.5	$395.8	$404.2	$25.7	6.5%	$(8.4)	(2.1)%
Selling, general and administrative	264.5	263.0	234.6	1.5	0.6%	28.4	12.1%
Depreciation and amortization	85.3	81.6	81.6	3.7	4.5%	—	—%

Total operating expenses	$771.3	$740.4	$720.4	$30.9	4.2%	$20.0	2.8%

Cost of Services

For 2011, cost of services increased $25.7 million compared to 2010. Royalty, data and other product costs increased $13.5 million as a result of the increased volume across all segments. Labor-related costs, excluding stock-based compensation, increased $10.5 million, primarily in our USIS and International segments. These labor-related increases were primarily due to increases in variable compensation costs resulting from the increase in revenue and expansion costs as we entered new markets. The labor, royalty and data cost increases also included the impact of strengthening foreign currencies. Cost of services for 2011 also included a $3.6 million fee for the early termination of an outsourcing vendor contract and a $2.7 million software impairment and related restructuring charge. Cost of services for 2010 included a $3.9 million nonrecurring gain on the trade in of mainframe computers recorded in our USIS segment. These increases were partially offset by a decrease in our recurring stock-based compensation expense due to a change in our stock-based compensation program and a one-time $8.0 million charge for additional stock-based compensation and related expense incurred in 2010 as a result of the 2010 Change in Control Transaction.

For 2010, cost of services decreased $8.4 million compared to 2009, due to a reduction in data center maintenance costs in our USIS segment resulting from the renegotiation of our data center maintenance agreement, a reduction in royalty costs in our USIS and International segments due to the resolution of a contract dispute and a nonrecurring gain on the trade in of computer hardware in our USIS segment, partially offset by the inclusion of $6.4 million of costs related to our MedData acquisition in our USIS segment, $8.0 million of additional stock-based compensation and related expenses resulting from the 2010 Change in Control Transaction, and the impact of strengthening foreign currencies in our International segment.

Selling, General and Administrative

For 2011, selling, general and administrative costs increased $1.5 million compared to 2010. Labor-related costs, excluding stock-based compensation, increased $9.3 million, primarily in our USIS and International segments and Corporate. This increase was primarily due to increases in variable compensation as a result of the increase in revenue and additional costs due to expansion into new markets, as well as the impact of strengthening foreign currencies. The increase in labor-related costs was partially offset by a decrease in stock-based compensation due to a change in our recurring stock-based compensation program and a one-time $13.4 million charge for additional stock-based compensation and related expense incurred in 2010 as a result of the 2010 Change in Control Transaction.

For 2010, selling, general and administrative costs increased $28.4 million compared to 2009, due to $13.4 million of additional stock-based compensation and related expense resulting from the 2010 Change in Control Transaction, the inclusion of $8.1 million of costs related to our MedData acquisition in our USIS segment, an increase in labor costs in our USIS and International segments as we continued to invest for future growth, the impact of strengthening foreign currencies in our International segment and an increase in advertising expense in our Interactive segment, partially offset by reductions from other cost management initiatives.

Operating Income and Operating Margins

	Twelve months ended December 31,			Changes
	2011	2010	2009	2011 vs. 2010		2010 vs. 2009
(dollars in millions)				$	%	$	%
Operating income:
U.S. Information Services(1)(2)	$185.8	$177.1	$164.2	$8.7	4.9%	$12.9	7.9%
International(1) (2)	66.7	62.7	55.8	4.0	6.4%	6.9	12.4%
Interactive(1)	56.5	37.7	46.4	18.8	49.9%	(8.7)	(18.8)%
Corporate(1) (2)	(56.3)	(61.4)	(62.0)	5.1	8.3%	0.6	1.0%

Total operating income(1) (2)	$252.7	$216.1	$204.4	$36.6	16.9%	$11.7	5.7%

Operating margin:
U.S. Information Services	28.1%	27.8%	26.2%		0.3%		1.6%
International	30.9%	32.0%	32.8%		(1.1)%		(0.8)%
Interactive	38.2%	30.2%	36.5%		8.0%		(6.3)%
Total operating margin	24.7%	22.6%	22.1%		2.1%		0.5%

(1)	For 2011, operating income included a $3.6 million fee for the early termination of an outsourcing vendor contract and a $2.7 million software impairment and related restructuring charge due to a regulatory change requiring a software platform replacement. Both of these expenses were recorded in our USIS segment. For 2010, operating income included a $3.9 million nonrecurring gain on the trade in of mainframe computers recorded in our USIS segment and $21.4 million of accelerated stock-based compensation and related expenses resulting from the 2010 Change in Control Transaction that were recorded in each segment and Corporate as follows: USIS $12.2 million; International $2.6 million; Interactive $1.2 million; and Corporate $5.4 million.

(2)	For 2010, a $2.2 million legal settlement with a global vendor impacted segment and corporate operating income as follows: USIS a $1.9 million increase; International a $2.2 million increase; and Corporate a $1.9 million decrease.

(3)	When comparing changes for margins, variance changes are based on a “basis point” change.

For 2011, consolidated operating income increased $36.6 million and operating margin increased by 210 basis points compared to 2010, due to the increase in revenue partially offset by the increase in operating expenses as discussed above. Margins for the USIS segment increased as the increase in revenue and decrease in stock-based compensation were partially offset by an increase in labor and litigation costs and the impact of the early termination fee and the impairment charge discussed above. Margins for the International segment decreased as increases in labor and product costs more than outweighed the increase in revenue. Margins for the Interactive segment increased due to the increase in revenue.

For 2010, consolidated operating income increased $11.7 million and operating margin increased by 50 basis points compared to 2009, due to the increase in revenue, partially offset by the increased stock-based compensation expense resulting from the 2010 Change in Control Transaction. Margins for the USIS segment increased due to the increase in revenue and decrease in royalty and data center maintenance costs and the nonrecurring gain on the trade in of computer hardware partially offset by an increase in stock-based compensation and other labor-related costs. Margins for the International segment decreased due to an increase in labor costs, including stock-based compensation, as we continued to invest for future growth, partially offset by the increase in revenue. Margins for the Interactive segment decreased due to the decrease in revenue and increase in advertising expense.

Non-Operating Income and Expense

	Twelve months ended December 31,			Changes
(dollars in millions)	2011	2010	2009	2011 vs. 2010	2010 vs. 2009
Interest expense	$(126.4)	$(90.1)	$(4.0)	$(36.3)	$(86.1)
Interest income	0.7	1.0	4.0	(0.3)	(3.0)
Other income and expense, net:
Loan fees	(60.9)	(21.6)	(0.3)	39.3	(21.3)
Acquisition fees	(8.5)	(28.7)	(3.4)	20.2	(25.3)
Earnings from equity method investments	11.4	8.4	5.3	3.0	3.1
Loss on sale of investments	—	(2.1)	—	2.1	(2.1)
Dividends from cost method investments	0.6	0.5	0.4	0.1	0.1
Other	(2.5)	(0.5)	(0.7)	(2.0)	0.2

Total other income and expense, net	(59.9)	(44.0)	1.3	(15.9)	(45.3)

Non-operating income and expense	$(185.6)	$(133.1)	$1.3	$(52.5)	$(134.4)

Other income and expense, net, was significantly impacted by the 2010 Change in Control Transaction in June 2010 and by the senior secured credit facility refinancing transaction in February 2011. We refinanced our senior secured credit facility to take advantage of lower interest rates and more flexible terms. See Note 2, “Change in Control,” and Note 13, “Debt,” of TransUnion Corp.’s audited consolidated financial statements appearing elsewhere in this prospectus for additional information about these transactions.

For 2011, interest expense increased $36.3 million compared to 2010, due to a full year’s interest expense in 2011 compared to a partial year’s interest expense in 2010 on the debt incurred to finance with the 2010 Change in Control Transaction. For 2010, interest expense increased $86.1 million compared to 2009, due to the new debt incurred to finance the 2010 Change in Control Transaction.

For 2010, interest income decreased $3.0 million compared to 2009, due to falling interest rates and a lower balance of investable funds. The decrease in investable funds was due to cash used for the stock repurchases made during the fourth quarter of 2009 as discussed in Note 14, “Earnings Per Share,” of TransUnion Corp.’s audited consolidated financial statements appearing elsewhere in this prospectus, and cash used to fund the 2010 Change in Control Transaction.

For 2011, loan fees included a $59.3 million loss on the early extinguishment of debt, consisting of a write-off of $49.8 million of previously unamortized deferred financing fees and a prepayment premium of $9.5 million as a result of refinancing our senior secured credit facility, $1.0 million of unused revolving line of credit fees, $0.3 million of amortization of deferred financing fees related to the revolving line of credit and $0.3 million of other loan fees. For 2010, loan fees included a $10.0 million fee for the lender’s commitment to provide a bridge loan for the 2010 Change in Control Transaction that we did not utilize, $8.9 million of previously unamortized deferred financing fees related to the senior unsecured credit facility that was repaid as part of the 2010 Change in Control Transaction, and $2.7 million of commitment fees and amortization of deferred financing fees related to the undrawn portion of the lines of credit that were outstanding during 2010.

Acquisition fees represent costs we have incurred for various acquisition-related efforts. For 2011, acquisition fees of $8.5 million included fees related to our acquisition of FHS and Crivo as discussed in Note 19, “Business Acquisitions,” of TransUnion Corp.’s audited consolidated financial statements appearing elsewhere in this prospectus, as well as fees related to unsuccessful acquisition activity. For 2010, acquisition fees of $28.7 million were primarily due to transaction fees for the 2010 Change in Control Transaction. For 2009, acquisition fees of $3.4 million were primarily due to the acquisition of MedData as discussed in Note 19, “Business Acquisitions,” of TransUnion Corp.’s audited consolidated financial statements appearing elsewhere in this prospectus.

For 2011, earnings from equity method investments increased $3.0 million compared to 2010, primarily due to an increase in the net income of our Mexico affiliate. For 2010, earnings from equity method investments increased $3.1 million compared to 2009, primarily due to an increase in the net income of our Mexico affiliate and a switch from the cost method of accounting to the equity method of accounting for our India affiliate in due to our acquisition of additional shares in this affiliate in 2010.

For 2010, the $2.1 million loss on sale of investments was due to a loss realized on the settlement of the swap instruments we held as an interest rate hedge on our old senior unsecured credit facility that was repaid in connection with the 2010 Change in Control Transaction.

Provision for Income Taxes

(dollars in millions)	2011		2010		2009
Income taxes at 35% statutory rate	$23.5	35.0%	$29.0	35.0%	$71.8	35.0%
Increase (decrease) resulting from:
State taxes net of federal income tax benefit	(0.4)	(0.6)%	(1.6)	(2.0)%	1.8	0.9%
Foreign rate differential	(3.9)	(5.8)%	(0.2)	(0.2)%	(2.1)	(1.1)%
2010 Change in Control Transaction expenses	(4.5)	(6.7)%	9.5	11.4%	—	—
Impact of foreign dividends and foreign tax credits	2.0	3.0%	7.8	9.4%	2.1	1.0%
Other	1.1	1.6%	1.8	2.2%	(0.2)	(0.1)%

Total	$17.8	26.5%	$46.3	55.8%	$73.4	35.7%

In connection with the 2010 Change in Control Transaction, we incurred certain transaction costs which were expensed for GAAP accounting purposes, but considered non-deductible for tax purposes in 2010. During the second quarter of 2011, we completed our analysis of the 2010 Change in Control Transaction expenses and determined that a portion of the expenses previously considered non-deductible did qualify for a tax deduction.

For 2011, the effective tax rate of 26.5% was lower than the U.S. federal statutory rate of 35% primarily due to the additional tax-deductible transaction costs resulting from our analysis of the fees incurred in the 2010 Change in Control Transaction and lower tax rates in foreign countries, primarily Canada and Puerto Rico, partially offset by the impact of foreign dividends and foreign tax credits.

For 2010, the effective tax rate of 55.8% was higher than the statutory rate primarily due to the nondeductible expenses related to the 2010 Change in Control Transaction and the limitation on our foreign tax credit.

Discontinued Operations, Net of Tax

	Twelve months ended December 31,			Changes
	2011	2010	2009	2011 vs. 2010	2010 vs. 2009
(dollars in millions)				$	$
Discontinued operations, net of tax	$(0.5)	$8.2	$1.2	$(8.7)	$7.0

During the first quarter of 2010, we completed the sale of the remaining business comprising our real estate services business. During the second quarter of 2010, we completed the sale of our third-party collection business in South Africa to the existing minority shareholders. We will have no significant ongoing relationship with either of these businesses.

Revenue for the discontinued real estate services operations was $3.7 million in 2010 and $18.8 million in 2009. The net loss from discontinued operations for 2011 of $0.5 million was a result of expenses incurred to wind down these operations. Net income from these discontinued operations for 2010 included an operating loss of $2.7 million and a gain on the final disposal of the business of $5.2 million. Net income from these discontinued operations included operating income of $1.5 million in 2009.

Revenue for the discontinued South Africa collection business was $1.3 million in 2010 and $4.2 million in 2009. Net income from these discontinued operations included income of $5.7 million in 2010 and losses of $0.3 million in 2009. The 2010 gain included an operating loss of less than $0.1 million and a gain of $3.7 million, $5.7 million after tax benefit, on the final disposal of this business.

See Note 20, “Discontinued Operations,” of TransUnion Corp.’s audited consolidated financial statements appearing elsewhere in this prospectus for additional information.

Significant Changes in Assets and Liabilities

Our balance sheet at December 31, 2011, as compared to December 31, 2010, was impacted by the following:

•

Deferred financing fees included in other current assets decreased $6.6 million from year end 2010, primarily due to the refinancing of our senior secured credit facility as discussed in Note 3, “Other Current Assets,” and Note 13, “Debt,” of TransUnion Corp.’s audited consolidated financial statements appearing elsewhere in this prospectus.

•

Deferred financing fees included in other assets decreased $36.1 million from year end 2010, primarily due to the refinancing of our senior secured credit facility as discussed in Note 8, “Other Assets,” and Note 13, “Debt,” of TransUnion Corp.’s audited consolidated financial statements appearing elsewhere in this prospectus.

•

Goodwill increased $51.5 million from year end 2010, primarily due to our acquisitions of FHS and Crivo as discussed in Note 19, “Business Acquisitions” of TransUnion Corp.’s audited consolidated financial statements appearing elsewhere in this prospectus.

•

Other intangibles, net, increased $19.5 million from year end 2010, primarily due to our acquisitions of FHS and Crivo as discussed in Note 19, “Business Acquisitions” of TransUnion Corp.’s audited consolidated financial statements appearing elsewhere in this prospectus.

•

Other liabilities increased $14.3 million from year end 2010, primarily due to an increase in deferred income taxes as a result of deferred taxes recorded in connection with an acquisition, 100% accelerated depreciation, goodwill amortization and the payout of deferred compensation.

Liquidity and Capital Resources

Overview

Our principal sources of liquidity are cash flows provided by operating activities, cash and cash equivalents on hand, and Trans Union LLC’s senior secured revolving credit facility. Our principal uses of liquidity are working capital, capital expenditures, debt service and other general corporate purposes. We believe our cash on hand, cash generated from operations, and funds available under the senior secured revolving credit facility will be sufficient to finance our liquidity requirements for the foreseeable future. We may, however, elect to raise funds through debt or equity financing in the future to fund significant investments or acquisitions that are consistent with our growth strategy.

Cash and cash equivalents totaled $86.0 million and $107.8 million at June 30, 2012, and December 31, 2011, respectively, of which $47.4 million and $68.5 million was held outside the United States. As of June 30, 2012, we had no outstanding borrowings under the senior secured revolving credit facility and could borrow up to the full $210.0 million borrowing capacity. Beginning in 2013, under the senior secured term loan we will be required to make additional principal payments based on the previous year’s excess cash flows. See Note 13, “Debt,” of TransUnion Corp.’s audited consolidated financial statements for the year ended December 31, 2011, appearing elsewhere in this prospectus.

The balance retained in cash and cash equivalents is consistent with our short-term cash needs and investment objectives. We believe our cash on hand, cash generated from operations, and funds available under our senior secured revolving line of credit are sufficient to fund our planned capital expenditures, debt service obligations and operating needs for the foreseeable future.

Sources and uses of cash

(dollars in millions)	Successor Two Months Ended June 30, 2012	Predecessor Four Months Ended April 30, 2012	Combined Six Months Ended June 30, 2012	Predecessor Six Months Ended June 30, 2011	$ Change Six Month Period
Cash provided by operating activities of continuing operations	$11.3	$52.4	$63.7	$57.6	$6.1
Cash used in operating activities of discontinued operations	—	—	—	(1.3)	1.3
Cash used in investing activities	(18.0)	(19.6)	(37.6)	(41.3)	3.7
Cash used in financing activities	(2.9)	(45.0)	(47.9)	(23.0)	(24.9)
Effect of exchange rate changes on cash and cash equivalents	(0.8)	0.8	—	(0.4)	0.4

Net change in cash and cash equivalents	$(10.4)	$(11.4)	$(21.8)	$(8.4)	$(13.4)

	Twelve Months Ended December 31,			2011 vs. 2010	2010 vs. 2009
(dollars in millions)	2011	2010	2009	$ Change	$ Change
Cash provided by operating activities of continuing operations	$204.5	$204.6	$251.8	$(0.1)	$(47.2)
Cash used in operating activities of discontinued operations	(1.3)	(4.2)	(7.5)	2.9	3.3
Cash (used in) provided by investing activities	(181.6)	70.4	(134.7)	(252.0)	205.1
Cash used in financing activities	(41.2)	(290.5)	(337.3)	249.3	46.8
Effect of exchange rate changes on cash and cash equivalents	(3.8)	1.8	4.0	(5.6)	(2.2)

Net change in cash and cash equivalents	$(23.4)	$(17.9)	$(223.7)	$(5.5)	$205.8

Operating activities

For the six-month period, cash provided by operating activities increased $6.1 million, from $57.6 million for the six months ended June 30, 2011, to $63.7 million for the six months ended June 30, 2012. The increase was primarily due to lower interest expense. Cash provided by operating activities decreased $0.1 million in 2011, from $204.6 million in 2010 to $204.5 million in 2011. Cash flows for additional interest expense paid on our debt were offset by higher cash flows from operating income. Cash provided by operating activities decreased $47.2 million in 2010, from $251.8 million in 2009 to $204.6 million in 2010. The decrease was primarily due to additional interest expense paid on our debt and an increase in accounts receivable, partially offset by a decrease in cash taxes paid.

Investing activities

For the six-month period, cash used in investing activities decreased $3.7 million, from $41.3 million for the six months ended June 30, 2011, to $37.6 million for the six months ended June 30, 2012. The decrease was primarily due to lower cash expenditures on property and equipment. Cash used in investing activities increased

$252.0 million, from a source of cash of $70.4 million in 2010 to a use of cash of $181.6 million in 2011. The increase in cash used was primarily due to an increase in cash paid for our acquisitions, lower net proceeds from the sale of our securities and increased capital expenditures. Cash provided by investing activities increased $205.1 million in 2010, from a use of cash of $134.7 million in 2009 to a source of cash of $70.4 million in 2010. The increase was due to an increase in the proceeds from the sale of available-for-sale securities, a decrease in acquisitions and purchases of noncontrolling interests, an increase in proceeds from the sale of the assets of discontinued operations and a decrease in capital expenditures.

Financing activities

For the six-month period, cash used in financing activities increased $24.9 million, from $23.0 million for the six months ended June 30, 2011, to $47.9 million for the six months ended June 30, 2012. The increase was primarily due to acquisition fees incurred related to the 2012 Change in Control Transaction and an increase in the amount of debt repaid. Cash used in financing activities decreased $249.3 million, from $290.5 million in 2010 to $41.2 million in 2011. The decrease in cash used was primarily due to the net cash used to finance the 2010 Change in Control Transaction in 2010. Cash used in financing activities decreased $46.8 million in 2010, from $337.3 million in 2009 to $290.5 million in 2010. The decrease was primarily because we used more cash on hand to fund the 2009 stock repurchase than we used to finance our recapitalization in connection with the 2010 Change in Control Transaction.

Capital expenditures

	Six Months Ended June 30,		Twelve Months Ended December 31,
(dollars in millions)	2012	2011	2011	2010	2009
	Unaudited
Cash capital expenditures	$27.8	$38.9	$74.0	$46.8	$56.3

We make capital expenditures to grow our business by developing new and enhanced capabilities, to increase our effectiveness and efficiency and to reduce risks. Our capital expenditures include product development, disaster recovery, security enhancements, regulatory compliance, and the replacement and upgrade of existing equipment at the end of its useful life.

For the six-month period, cash paid for capital expenditures decreased $11.1 million, from $38.9 million for the six months ended June 30, 2011, to $27.8 million for the six months ended June 30, 2012. The decrease included $18.8 million paid in the first quarter of 2011 for assets purchased and accrued for in the fourth quarter of 2010. On an accrual basis, we expect total capital expenditures for 2012 to be comparable to 2011 as a percent of revenue.

For 2011, cash paid for capital expenditures increased $27.2 million, from $46.8 million in 2010, to $74.0 million in 2011. The increase included $18.8 million paid in the first quarter of 2011 for assets purchased and accrued for in the fourth quarter of 2010. On an accrual basis, our capital expenditures were $66.9 million in 2011 compared to $65.2 million in 2010.

For 2010, cash paid for capital expenditures decreased $9.5 million, from $56.3 million in 2009 to $46.8 million in 2010. On an accrual basis, our capital expenditures were $65.2 million in 2010 compared to $59.2 million in 2009.

2012 Change in Control Transaction

On April 30, 2012 the 2012 Change in Control Transaction was consummated and TransUnion Holding acquired 100% of the outstanding common stock of TransUnion Corp. In connection with the acquisition of TransUnion Corp., Trans Union LLC and TransUnion Financing Corporation completed a Consent Solicitation to amend the indenture governing the Trans Union LLC senior notes to permit the acquisition to occur without triggering a change of control under the indenture. Trans Union LLC also completed an amendment to the credit agreement to permit the merger to occur without triggering a change of control under the TransUnion LLC senior secured credit facility. The amendment to the credit agreement also changed the applicable margin on LIBOR based borrowings from 3.25% to 4.00%.

In addition, TransUnion Holding issued $600.0 million of senior unsecured PIK toggle private placement notes at a rate of 9.625%/10.375% due June 15, 2018, to finance a portion of the purchase price and pay related fees and expenses.

See Note 12, “Debt,” of TransUnion Holding Company, Inc.’s unaudited consolidated financial statements for the six months ended June 30, 2012, appearing elsewhere in this prospectus for additional information about our debt.

2010 Change in Control Transaction

In connection with the 2010 Change in Control Transaction, on June 15, 2010, 61.8% of the outstanding shares of TransUnion Corp. common stock converted into the right to receive cash. TransUnion Corp. paid an aggregate amount of $1,175.2 million related to the converted shares and repaid $487.5 million of existing bank debt. Also in connection with the 2010 Change in Control Transaction, Trans Union LLC incurred $1,626.7 million of debt as more fully described below. See Note 2, “Change in Control,” and Note 13, “Debt,” of TransUnion Corp.’s audited consolidated financial statements appearing elsewhere in this prospectus.

Debt

Senior Unsecured PIK Toggle Notes

In connection with the 2012 Change in Control Transaction, TransUnion Holding issued $600 million aggregate principal amount of 9.625%/10.375% Senior PIK Toggle Notes due 2018, Series A, to be exchanged for the Exchange Notes offered pursuant to this prospectus. The Outstanding Notes were issued to fund a portion of the purchase price and to pay related fees and expenses incurred in connection with the 2012 Change in Control Transaction.

TransUnion Corp. and its subsidiaries do not guarantee the Notes and have no contractual obligations with respect thereto. We expect to fund cash interest payments with cash dividends from TransUnion Corp. The ability of TransUnion Corp. and its subsidiaries to pay dividends and make other payments to TransUnion Holding will depend on their cash flows and earnings and may be restricted by, among other things, applicable laws and regulations and by the terms of the agreements into which they enter. The terms of the credit agreement governing the Trans Union LLC senior secured credit facility and the indenture governing the Trans Union LLC senior notes significantly restrict it from paying dividends and otherwise transferring assets to us. As of June 30, 2012, on a pro forma basis after giving effect to the 2012 Change in Control Transaction, TransUnion Corp. would have been permitted to pay approximately $150.0 million of dividends under those agreements.

Senior secured credit facility

On June 15, 2010, in connection with the 2010 Change in Control Transaction, Trans Union LLC entered into a senior secured credit facility with various lenders. On February 10, 2011, Trans Union LLC amended and restated its senior secured credit facility. On April 30, 2012, in connection with the 2012 Change in Control Transaction, the senior secured credit facility was further amended to increase the applicable margin on the term loan and revolving line of credit borrowings by 75 basis points and 50 basis points, respectively. In addition, the amendment increased the capacity and extended the term on a portion of the revolving line of credit.

This credit facility consists of a seven-year $950.0 million senior secured term loan and a $210.0 million senior secured revolving line of credit. Interest rates on the borrowings are based on the London Interbank Offered Rate (“LIBOR”) unless otherwise elected. The term loan is subject to a floor of 1.50% plus an applicable margin of 4.00%. The revolving line of credit has three tranches subject to floors of 1.50% to 1.75%, plus applicable margins of 3.00% to 5.00, depending on the tranche and the senior secured net leverage ratio. There is a 0.5% annual commitment fee payable quarterly based on the undrawn portion of the revolving line of credit. With certain exceptions, the obligations are secured by a first-priority security interest in substantially all of the assets of Trans Union LLC, including its investment in subsidiaries. The credit facility contains various restrictions and nonfinancial covenants, along with a senior secured net leverage ratio test that only applies to periods in which there are outstanding amounts drawn on the revolving line of credit. The nonfinancial covenants include restrictions on dividends, investments, dispositions, future borrowings and other specified payments, as well as additional reporting and disclosure requirements. The credit facility restrictions and covenants exclude any impact of the purchase accounting fair value adjustments or the increased amortization expense resulting from the 2012 Change in Control Transaction. We are in compliance with all of the loan covenants.

Under the term loan, Trans Union LLC is required to make principal payments of 0.25% of the original principal balance at the end of each quarter, with the remaining principal balance due February 10, 2018. Trans Union LLC will also be required to make additional principal payments beginning in 2013 based on excess cash flows of the prior year. Depending on the senior secured net leverage ratio for the year, a principal payment of between zero and fifty percent of the excess cash flows will be due the following year. Under the revolving line of credit, the first $25.0 million commitment expires June 15, 2015, the next $30.0 million commitment expires February 10, 2016, and the remaining $155.0 million commitment expires on February 10, 2017. Trans Union LLC did not repay or borrow any funds under its revolving line of credit during the first six months of 2012.

The senior secured revolving line of credit includes a senior secured net leverage ratio covenant as a condition to borrowing and as of the end of any fiscal quarter for which we have line of credit borrowings outstanding. This covenant requires TransUnion Corp. to maintain a senior secured net leverage ratio on a pro forma basis equal to, or less than, 4.25 to 1 from January 1, 2012, through June 30, 2012, and 4.00 to 1 thereafter. The covenants exclude any impact of the purchase accounting fair value adjustments or the increased amortization expense resulting from the 2012 Change in Control Transaction. Although we were not subject to the covenant at June 30, 2012, because we did not have borrowings outstanding on our senior secured revolving line of credit, our senior secured net leverage ratio as of June 30, 2012, was 2.16 to 1. The senior secured net leverage ratio is the ratio of consolidated senior secured net debt to consolidated EBITDA for the trailing twelve months as defined in the credit agreement governing our senior secured credit facility (“Covenant EBITDA”). Covenant EBITDA for the trailing twelve-month period ended June 30, 2012, totaled $395.0 million. Covenant EBITDA was higher than Adjusted EBITDA by $22.2 million for the trailing twelve-month period ended June 30, 2012, consisting of adjustments for noncontrolling interests, equity investments and other adjustments as defined in the credit agreement governing our senior secured credit facility.

Senior Notes

In connection with the 2010 Change in Control Transaction, on June 15, 2010, Trans Union LLC and its wholly-owned subsidiary TransUnion Financing Corporation sold $645.0 million aggregate principal amount of senior notes. The Trans Union LLC senior notes mature on June 15, 2018, and accrue interest at a fixed rate of 11.375% per annum, payable semi-annually. The indenture governing the Trans Union LLC senior notes contains restrictive covenants, including restrictions on dividends, investments, indebtedness, liens, dispositions, future borrowings and other restricted payments. See Note 13, “Debt,” of TransUnion Corp.’s audited consolidated financial statements appearing elsewhere in this prospectus. As of June 30, 2012, Trans Union LLC was in compliance with all covenants under the indenture.

RFC Loan

On June 15, 2010, TransUnion Corp. borrowed $16.7 million under the RFC loan to finance a portion of the 2010 Change in Control Transaction. See Note 2, “Change in Control,” of TransUnion Corp.’s audited consolidated financial statements appearing elsewhere in this prospectus. The loan was an unsecured, non-interest bearing note, of which $2.5 million of the $16.7 million borrowed was treated as imputed interest.

The loan was due December 15, 2018, with prepayments of principal due annually based on foreign excess cash flows. Interest expense was calculated under the effective interest method using an imputed interest rate of 11.625%. In connection with the 2012 Change in Control Transaction, the RFC loan was repaid in full.

Secured Line of Credit

In the first quarter of 2009, TransUnion Corp. entered into a line of credit agreement with UBS and borrowed $106.4 million, which was equal to the full par value of the auction rate securities held by TransUnion Corp. at UBS at that time. During 2009, payments totaling $17.3 million were made towards this loan. During 2010, the balance of this loan was repaid in full.

Senior Unsecured Credit Facility and Interest Rate Swap

On November 16, 2009, Trans Union LLC entered into a senior unsecured credit facility with JPMorgan Chase Bank, N.A and various lenders and borrowed $500.0 million to fund the purchase of our common stock. On November 19, 2009, we entered into swap agreements with financial institutions that effectively fixed the interest payments on a portion of this loan at 1.53%, plus the applicable margin on the loan. In connection with the 2010 Change in Control Transaction, on June 15, 2010, we repaid the remaining balance of our senior unsecured credit facility and cash settled the swap instruments, realizing a $2.1 million loss that was included in other expense.

Effect of Certain Debt Covenants

A breach of any of the covenants under the agreements governing our indebtedness could limit our ability to borrow funds under the Trans Union LLC senior secured revolving credit facility and could result in a default under the Trans Union LLC senior secured credit facility, the indenture governing the Trans Union LLC senior notes or the indenture governing the notes offered hereby. Upon the occurrence of an event of default under the Trans Union LLC senior secured credit facility, the indenture governing the Trans Union LLC senior notes or the indenture governing the notes offered hereby, Trans Union LLC’s lenders or the holders of the Trans Union LLC senior notes, as the case may be, could elect to declare all amounts outstanding under the applicable indebtedness to be immediately due and payable, and the lenders could terminate all commitments to extend further credit under our secured credit facility. If we were unable to repay those amounts, the lenders could proceed against any collateral granted to them to secure that indebtedness. We have pledged a significant portion of our assets as collateral under the Trans Union LLC senior secured credit facility. If the lenders under the Trans Union LLC senior secured credit facility accelerate the repayment of borrowings or the holders of the Trans Union LLC senior notes accelerate repayment of the Trans Union LLC senior notes, we may not have sufficient assets to repay the senior secured credit facility and our other indebtedness, including the notes offered hereby. See “Description of Other Indebtedness” and “Risk Factors—Covenants in our and our subsidiaries’ debt agreements restrict our business in many ways.”

TransUnion Corp. is a holding company and conducts substantially all of its operations through subsidiaries that own substantially all of its consolidated assets. Consequently, its ability to meet its liquidity needs or to pay dividends on its common stock depends in large part upon the ability of its subsidiaries to pay dividends or make distributions to it, which in turn depends on the subsidiaries’ earnings, the terms of their indebtedness, business and tax considerations and legal and other contractual restrictions. Trans Union LLC, the borrower under the senior secured credit facility and the co-issuer of the Trans Union LLC senior notes, is not permitted to declare any dividend or make any payment or other distribution, subject to certain exceptions, including:

•	compliance with a fixed charge coverage ratio and a basket that depends on TransUnion Corp.’s consolidated net income; and

•	certain distributions and dividends for the payment of taxes, fees, compensation obligations and general corporate operating and overhead costs, among other things.

In addition, the covenants under Trans Union LLC’s senior secured credit facility and the Trans Union LLC senior notes place limits and restrictions on Trans Union LLC and certain subsidiaries including restrictions on dividends, investments, indebtedness, liens, dispositions, future borrowings and other restricted payments. Under the indenture governing the Trans Union LLC senior notes, Trans Union LLC’s available capacity to make restricted payments was $59.8 million at December 31, 2010, and $117.2 million at December 31, 2011. The increase in the capacity was primarily due to $111.8 million of consolidated net income for the year ended December 31, 2011, 50% of which increases the limitation on restricted payments.

For additional information about our debt see the “Debt” Notes of TransUnion Holding Company, Inc. and TransUnion Corp.’s audited and unaudited financial statements appearing elsewhere in this prospectus.

As of June 30, 2012, after giving effect to the 2012 Change in Control Transaction:

•	our variable-rate debt had a weighted-average interest rate of 5.50% (after the change in the margin resulting from the credit agreement amendment) and a weighted-average life of 5.7 years;

•	40.7% of our outstanding debt was variable-rate debt;

•	all of our outstanding variable-rate debt was borrowed under Trans Union LLC’s senior secured credit facility, which has an interest rate floor; and

•

the average variable rate on the Trans Union LLC senior secured credit facility was more than 1% below the floor. A 1% increase in the interest rate on that loan would not have increased our interest expense.

The indenture governing the Notes will, among other things, limits the ability of TransUnion Holding and its restricted subsidiaries to pay dividends or distributions, repurchase equity, prepay junior debt and make certain investments; incur additional debt or issue certain disqualified stock and preferred stock; incur liens on assets; merge, consolidate or sell all or substantially all assets; enter into transactions with affiliates; and allow to exist certain restrictions on the ability of restricted subsidiaries to pay dividends or make other payments to TransUnion Holding. See “Description of the Notes—Certain Covenants.”

Contractual Obligations

Future minimum payments for noncancelable operating leases, purchase obligations and debt repayments as of December 31, 2011, are payable as follows:

(in millions)	Operating leases	Purchase obligations	Debt repayments	Loan fees and interest payments	Total
2012	$11.0	$134.3	$21.8	$120.0	$287.1
2013	9.0	32.5	10.4	119.4	171.3
2014	7.7	36.1	9.6	119.0	172.4
2015	4.9	22.9	9.5	118.5	155.8
2016	3.9	15.1	9.5	118.2	146.7
Thereafter	9.4	5.8	1,540.4	156.3	1,711.9

Totals	$45.9	$246.7	$1,601.2	$751.4	$2,645.2

Purchase obligations to be repaid in 2012 include $75.1 million of trade accounts payable that were included on the balance sheet as of December 31, 2011. Loan fees and interest payments are estimates based on the interest rates in effect at December 31, 2011, and the contractual principal paydown schedule, excluding any excess cash flow prepayments that may be required. See Note 13, “Debt,” of TransUnion Corp.’s audited consolidated financial statements appearing elsewhere in this prospectus.

Post 2012 Change in Control Transaction

As of June 30, 2012, after giving effect to the 2012 Change in Control Transaction, debt repayments increased by $600.0 million for the period after 2016. Loan fees and interest payments increased by: $49.6 million in 2012; $64.6 million in 2013; $64.2 million in 2014; $64.1 million in 2015; $64.0 million in 2016, and; $27.5 million thereafter.

Stock Repurchases

On November 3, 2009, TransUnion Corp.’s board of directors approved an offer to purchase up to $900.0 million of stock for cash from its stockholders of record as of November 17, 2009, including Pritzker family business interests. On December 17, 2009, TransUnion Corp. purchased $900.0 million of its common stock from its stockholders including $897.3 million that was purchased from Pritzker family business interests, at a purchase price of $26.24 per share, which was based on a valuation of TransUnion Corp. common stock as of November 16, 2009.

Off-Balance Sheet Arrangements

As of March 31, 2012, we had no off-balance sheet arrangements as defined in Item 303(a)(4) of Regulation S-K.

Application of Critical Accounting Estimates

We prepare TransUnion Holding’s consolidated financial statements in conformity with GAAP. The notes to the consolidated financial statements include disclosures about our significant accounting policies. These accounting policies require us to make certain judgments and estimates in reporting our operating results and our assets and liabilities. The following paragraphs describe the accounting policies that require significant judgment and estimates due to inherent uncertainty or complexity.

Goodwill and Indefinite-Lived Intangibles

As of June 30, 2012, the consolidated balance sheet included goodwill of $1,716.3 million. As of June 30, 2012, we had no other indefinite-lived intangible assets. We test goodwill and indefinite-lived intangible assets, if any, for impairment on an annual basis, in the fourth quarter, or on an interim basis if an indicator of impairment is present. For goodwill, we compare the fair value of each reporting unit to its carrying amount to determine if there is potential goodwill impairment. If the fair value of a reporting unit is less than its carrying value, an impairment loss is recorded to the extent that the fair value of the goodwill within the reporting unit is less than the carrying value of its goodwill. For other indefinite-lived intangibles, if any, we compare the fair value of the asset to its carrying value to determine if there is an impairment. If the fair value of the asset is less than its carrying value, an impairment loss is recorded. We use discounted cash flow techniques to determine the fair value of our reporting units, goodwill and other indefinite-lived intangibles. The discounted cash flow calculation requires a number of significant assumptions, including projections of future cash flows and an estimate of our discount rate.

We believe our estimates of fair value are based on assumptions that are reasonable and consistent with assumptions that would be used by other marketplace participants. Such estimates are, however, inherently uncertain, and estimates using different assumptions could result in significantly different results. As a result of the 2012 Change in Control Transaction, we recorded a significant increase in goodwill. During 2011, 2010 and 2009 there was no impairment of goodwill or other indefinite-lived intangible assets.

Long-Lived Assets

As of June 30, 2012, the consolidated balance sheet included fixed assets of $118.8, $113.7 million net of accumulated depreciation, and long-lived intangible assets of $1,994.5, $1,972.1 million net of accumulated amortization. We review long-lived assets subject to amortization for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized equal to the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of are separately presented in the consolidated balance sheet, and reported at the lower of the carrying amount or fair value, less costs to sell, and are no longer depreciated. When a long-lived asset group is tested for recoverability, we also review depreciation estimates and methods. Any revision to the remaining useful life of a long-lived asset resulting from that review is also considered in developing estimates of future cash flows used to test the asset for recoverability. We typically use a discounted cash flow model when assessing the fair value of our asset groups. The discounted cash flow calculation requires a number of significant assumptions, including projections of future cash flows and an estimate of our discount rate.

As a result of the 2012 Change in Control Transaction, we recorded a significant increase in the value of long-lived intangible assets. We believe our estimates of future cash flows used to determine recoverability and our estimates of fair value are based on assumptions that are reasonable and consistent with assumptions that would be used by other marketplace participants. Such estimates, however, are inherently uncertain and estimates using different assumptions, or different valuation techniques, could result in significantly different results. During 2011, 2010 and 2009 there were no material impairment charges.

Legal Contingencies

As of June 30, 2012, the consolidated balance sheet included accrued litigation costs of $5.8 million. We are involved in various legal proceedings resulting from our normal business operations. Our in-house legal counsel works with outside counsel to manage these cases and seek resolution. We regularly review all claims to determine whether a loss is probable and can be reasonably estimated. If a loss is probable and can be reasonably estimated, an appropriate reserve is accrued and included in other current liabilities. We make a number of significant judgments and estimates related to these contingencies, including the likelihood that a liability has been incurred, and an estimate of that liability. See Note 23, “Contingencies,” of TransUnion Corp.’s audited consolidated financial statements appearing elsewhere in this prospectus.

We believe the judgments and estimates used are reasonable, but events may arise that were not anticipated and the outcome of a contingency may differ significantly from what is expected.

Income Taxes

As of June 30, 2012, the consolidated balance sheet included current deferred tax assets of $45.4 million, noncurrent deferred tax liabilities of $660.5 million and unrecognized tax benefits of $4.6 million. We are required to record current and deferred tax expense, deferred tax assets and liabilities resulting from temporary differences, and unrecognized tax benefits for uncertain tax positions. We make certain judgments and estimates to determine the amounts recorded, including future tax rates, future taxable income, whether it is more likely than not a tax position will be sustained, and the amount of the unrecognized tax benefit to record. The 2012 Change in Control Transaction had a significant impact on our deferred tax liability.

We believe the judgments and estimates used are reasonable, but events may arise that were not anticipated and the outcome of tax audits may differ significantly from what is expected.

Stock-Based Compensation

For the six months ended June 30, 2012, TransUnion Corp. recorded $90.0 million of stock-based compensation, including $88.0 million in connection with the 2012 Change in Control Transaction. For the year ended December 31, 2011, we recorded $4.6 million of stock-based compensation expense. For the year ended December 31, 2010, we recorded $31.8 million of stock-based compensation expense, including $20.7 million in connection with the 2010 Change in Control Transaction. The fair value of each award was determined by various methods including independent valuations of TransUnion Corp.’s common stock based on discounted cash flow and selected comparable public company analyses, a Black-Scholes valuation model, and a risk-neutral Monte Carlo valuation model. The various valuation models required management to make a number of significant assumptions, including the fair value of our stock, projections of future cash flows and an estimate of our cost of capital, volatility rates, expected life of awards and risk-free interest rates. We believe the determination of fair value was based on assumptions and estimates that are reasonable and consistent with what would be used by other marketplace participants to determine fair value. Valuations, however, are inherently uncertain and valuations using different assumptions and estimates, or different valuation techniques, could result in significantly different values. See Note 16, “Stock-Based Compensation,” of TransUnion Corp.’s audited consolidated financial statements and Note 15, “Stock-Based Compensation,” of TransUnion Corp.’s unaudited consolidated financial statements appearing elsewhere in this prospectus for additional information.

Recent Accounting Pronouncements

For information about recent accounting pronouncements and the potential impact on the consolidated financial statements, see Note 1, “Significant Accounting and Reporting Policies,” of TransUnion Corp.’s audited consolidated financial statements and Note 1, “Summary of Significant Accounting Policies,” of TransUnion Holding Company, Inc. and TransUnion Corp.’s unaudited consolidated financial statements appearing elsewhere in this prospectus.

Quantitative and Qualitative Disclosures About Market Risk

In the normal course of business we are exposed to market risk, primarily from changes in variable interest rates and foreign currency exchange rates, which could impact our results of operations and financial position. We manage the exposure to this market risk through our regular operating and financing activities. We may use derivative financial instruments, such as foreign currency and interest rate hedges, but only as a risk management tool and not for speculative or trading purposes.

Interest Rate Risk

During the quarter ended June 30, 2010, we incurred a significant amount of new debt, including variable-rate debt, to fund a portion of the 2010 Change in Control Transaction, and to pay off existing debt. As a result, our exposure to market risk for changes in interest rates due to variable-rate debt increased. As of December 31, 2011, our variable-rate debt had a weighted-average interest rate of 4.75% and a weighted-average life of 6.1 years. As of December 31, 2011, 58.9% of our outstanding debt was variable-rate debt. On December 31, 2011, all of our outstanding variable-rate debt was borrowed under Trans Union LLC’s senior secured term loan, which has an interest rate floor. On December 31, 2011, the variable rate on Trans Union LLC’s senior secured term loan was below the floor, and a 1% change in the interest rate on that loan would not have changed our interest expense. On December 31, 2011, we had no outstanding balance on Trans Union LLC’s senior secured revolving credit facility and a change in the interest rate on that loan would not have changed our interest expense.

As part of the 2010 Change in Control Transaction, we settled the swap instruments we used to hedge a portion of our old senior unsecured credit facility that was repaid at that time. The settlement resulted in a loss of $2.1 million that was included in other income and expense in 2010.

On April 30, 2012, we entered into swap agreements that will effectively fix the interest payments on a portion of the term loan at 2.033%, plus the applicable margin, beginning March 28, 2013. Under the swap agreements, which we have designated as cash flow hedges, we pay a fixed rate of interest of 2.033% and receive a variable rate of interest equal to the greater of 1.50% or the 3-month LIBOR. The net amount to be paid or received will be recorded as an adjustment to interest expense. The change in fair value of the swap instrument is recorded in accumulated other comprehensive income (loss), net of tax, in the consolidated statements of comprehensive income to the extent the hedge is effective, and in other income and expense in the consolidated statements of income to the extent the hedge is ineffective. The total notional amount of the swaps at June 30, 2012 was $500 million and is scheduled to decrease as scheduled principal payments are made on the term loan. The total fair value of the swap instruments as of June 30, 2012, was a liability of $3.3 million and was included in other liabilities on our consolidated balance sheet. The net of tax unrealized loss on the swap instruments of $2.0 million was included in accumulated other comprehensive income (loss). Through June 30, 2012, there were no gains or losses related to hedge ineffectiveness. If we elect a non-LIBOR interest rate on our term loan, or if we pay down our term loan below the notional amount of the swaps, the resulting ineffectiveness would be reclassified from accumulated other comprehensive income on our consolidated balance sheet to other income and expense on our consolidated statement of income. The cash flows on the hedge instrument begin on June 28, 2013 and we do not expect to elect a non-LIBOR loan or to pay down our term loan below the notional amount of the swaps in the next 12 months.

Based on the amount of outstanding variable-rate debt, we have a material exposure to interest rate risk. In the future our exposure to interest rate risk may change due to changes in the amount borrowed, changes in interest rates, or changes in the amount we have hedged. The amount of our outstanding debt, and the ratio of fixed-rate debt to variable-rate debt, can be expected to vary as a result of future business requirements, market conditions or other factors.

For additional information about our indebtedness, see Note 13, “Debt,” of TransUnion Corp.’s audited consolidated financial statements, Note 12, “Debt,” of TransUnion Corp.’s unaudited consolidated financial statements, Note 7, “Debt,” of TransUnion Holding Company, Inc.’s audited financial statements and Note 12, “Debt,” of TransUnion Holding Company, Inc.’s unaudited consolidated financial statements, all appearing elsewhere in this prospectus.

Foreign Currency Exchange Rate Risk

A substantial majority of our revenue, expense and capital expenditure activities are transacted in U.S. dollars. However, we do transact business in a number of foreign currencies, including the South African rand and Canadian dollar. We have minimal Euro-based transactions. In reporting the results of our foreign operations, we benefit from a weaker U.S. dollar and are adversely affected by a stronger U.S. dollar relative to the foreign currencies.

We are required to translate the assets and liabilities of our foreign subsidiaries that are measured in foreign currencies at the applicable period-end exchange rate on the consolidated balance sheets. We are required to translate revenue and expenses at the average exchange rates prevailing during the year in the consolidated statements of income. The resulting translation adjustment is included in other comprehensive income, as a component of stockholders’ equity. We include transactional foreign currency gains and losses in other income and expense on the consolidated statements of income.

In 2011, revenue from foreign operations was $216.1 million, and foreign pre-tax income was $66.9 million. A 10% change in the value of the U.S. dollar relative to a basket of the currencies for all foreign countries in which we had operations during 2011 would have changed our revenue by $21.6 million and our pre-tax income by $6.7 million.

A 10% change in the value of the U.S. dollar relative to a basket of currencies for all foreign countries in which we had operations would not have had a significant impact on our 2011 realized foreign currency transaction gains and losses.

Business

Overview

We are a leading global provider of information and risk management solutions. We provide these solutions to businesses across multiple industries and to individual consumers. Our technology and services enable businesses to make more timely and informed credit granting, risk management, underwriting, fraud protection and customer acquisition decisions by delivering high quality data, integrated with analytics and decisioning capabilities. Our interactive website provides consumers with real-time access to their personal credit information and analytical tools that help them understand and proactively manage their personal finances. We have operations in the United States, Africa, Canada, Latin America, Asia Pacific and India and provide services in 32 countries. Since our founding in 1968, we have built a diversified and stable customer base in multiple industries, including financial services, insurance, healthcare, automotive, retail and communications.

Businesses use our data for their daily risk-management processes. Consumers use our data to help them understand their credit profile and protect themselves against identity theft. We obtain financial, credit, identity, bankruptcy, lien, judgment, insurance claims, automotive and other relevant information from thousands of sources, including credit-granting institutions, private databases and public records depositories, much of which is provided to us at little or no cost. We refine and enhance this data to create proprietary databases, processing approximately two billion updates monthly in the United States. We combine our data with our analytics and decisioning technology to deliver additional value to our customers. Our analytics, such as predictive modeling and scoring, customer segmentation, benchmarking and forecasting, enable businesses and consumers to efficiently monitor and manage risk. Our decisioning technology, which is delivered on a software-as-a-service platform, enables businesses to interpret data and scores and apply their specific qualifying criteria to make real-time decisions at the point of interaction with their customers. Collectively, our data, analytics and decisioning technology allow businesses to more effectively identify and acquire new customers, manage risk associated with existing customers, generate cross-selling opportunities and reduce loss from fraud and identity theft.

We have a global customer base that includes many of the largest companies in each of the primary industries we serve. For example, in the United States, we contract with eight of the ten largest banks, all of the major credit card issuers, nine of the ten largest property and casualty insurance carriers and we provide services to thousands of healthcare providers. In addition, we provide subscription-based interactive services to a growing base of over one million consumers.

We manage our business through three operating segments: U.S. Information Services (“USIS”), International and Interactive.

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USIS, which represented approximately 65% of our revenue in 2011 and 64% for the six months ended June 30, 2012, provides consumer reports, credit scores, verification services, analytical services and decisioning technology to businesses in the United States. USIS offers these services to customers in the financial services, insurance, healthcare and other industries, and delivers them through both direct and indirect channels.

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International, which represented approximately 21% of our revenue in 2011 and 20% for the six months ended June 30, 2012, provides services similar to our USIS and Interactive segments, and provides services in 31 countries outside the United States. Our International segment also provides automotive information and commercial data to our customers in select geographies.

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Interactive, which represented approximately 14% of our revenue in 2011 and 16% for the six months ended June 30, 2012, provides services to consumers that help them understand and proactively manage their personal finances and protect them from identity theft. We sell our subscription based interactive services primarily through our website, www.transunion.com.

On a pro forma basis, after giving effect to the 2012 Change in Control Transaction, for the year ended December 31, 2011, and for the six months ended June 30, 2012, TransUnion Holding Company, Inc. would have had:

•	revenues of $1,024.0 million and $563.9 million, respectively; and

•	net loss attributable to TransUnion Holding Company, Inc. of $39.4 million and $88.1 million, respectively.

The 2012 Change in Control Transaction

On February 17, 2012, the Issuer and Merger Sub, entities formed by affiliates of the Sponsors, entered into the Merger Agreement with TransUnion Corp. On April 30, 2012, pursuant to the Merger Agreement, Merger Sub merged with and into TransUnion Corp., with TransUnion Corp. continuing as surviving corporation. As a result of the Merger, TransUnion Corp. became a wholly-owned subsidiary of the Issuer. In connection with the closing of the merger certain members of management purchased shares of common stock of the Issuer. Following such purchase, the Issuer is owned 49.5% by affiliates of Advent, 49.5% by affiliates of GSCP and 1% by members of management.

We financed the merger and paid related fees and expenses with (i) $600.0 million of debt financing from the issuance of the Outstanding Notes, (ii) $1,104.6 million of equity capital from the Sponsors and certain members of management and (iii) $49.2 million of available cash from operations. In connection with the merger, we also (i) increased the revolving commitment amount under Trans Union LLC’s senior secured revolving credit facility by $10.0 million, from $200.0 million to $210.0 million, and (ii) extended the maturity date of $155.0 million of revolving commitments under Trans Union LLC’s senior secured revolving credit facility to February 10, 2017. See “Description of Other Indebtedness.”

Our Industry

Evolution to Mission Critical Role

Credit bureaus were formed in the nineteenth century to help provide better credit information to local and regional lenders so they could make more informed credit decisions. As consumer lending expanded, credit bureaus became an integral part of the lending process and now play a critical role in the intermediation between lenders and borrowers. Credit bureaus developed a variety of methods to collect, maintain and analyze information concerning the ability of consumers and businesses to meet their obligations. Consumers and commercial lenders have increasingly used these services to make more informed credit decisions. As a result, credit bureaus have positioned themselves as mission critical partners to financial services institutions around the world.

Three Major Providers with Sustainable Competitive Advantage

As financial services institutions grew in scale and geographic scope, credit bureaus extended their reach by coordinating and forming strategic alliances with other credit reporting providers to share data across large territories through a “hub and spoke” system. Three credit bureaus have since consolidated into large, international organizations that can provide a wide range of data services and analytical applications to their larger and increasingly demanding financial services customers. As a result of this consolidation, TransUnion, Equifax and Experian have emerged as the global leaders in the industry. The largest U.S. customers of these global credit bureaus typically use the services of all three providers to validate consistency and ensure reliability.

Development of the Business Information Service Providers

Over the past decade, credit bureaus have devoted significant resources to enhance the quality of their data sets by developing a variety of proprietary information databases. Credit bureaus have evolved from being collectors and sellers of credit information to providers of more advanced information services. Given the increased consumer demand for monitoring their own credit, the credit bureaus have also begun to market and sell these services directly to consumers. The development of these more advanced services has enabled credit bureaus to diversify their revenue base, accelerate growth and evolve into business information service providers.

Market Opportunity

We believe several important trends in the global macroeconomic environment, as well as within the key industries we serve, are driving development of the market for information and risk management solutions.

Large and Growing Market for Data and Analytics

We believe that the business information services market is large and growing. We believe that the demand for targeted data and sophisticated analytical tools will continue to grow meaningfully as businesses seek real time access to more granular data in order to better understand their customers.

Focus on Risk Management

As a result of the economic downturn, new regulatory requirements and a heightened focus on reducing fraud and losses, we believe there is a growing demand for risk-based pricing and underwriting strategies as well as ongoing reviews of existing customers’ risk profiles. For example, since 2008 online insurance carriers have seen double-digit percentage increases in the number of quotes requested, leading to increased underwriting and administrative costs. In addition, financial institutions are utilizing more robust account and portfolio management strategies in order to manage losses within their existing customer base and credit card issuers are using more advanced customer segmentation and scoring tools to provide customers with appropriate products.

Growth Driven by Non-traditional Users of Consumer Data

Non-traditional users of consumer data are recognizing the value of credit information and analytical tools. Healthcare companies use these tools to manage their revenue cycle, capital markets participants use them to develop better valuations of securitized loan portfolios, and residential property managers use them to assess tenant qualifications and assist in leasing decisions. In the healthcare industry, for example, increases in high-deductible health plans and the number of uninsured and under-insured consumers have increased collection risks for healthcare providers. To manage costs associated with increasing numbers of patient visits, healthcare providers are seeking information about their patients at the time of registration through modernized healthcare technology and electronic records. We believe companies that can offer real-time, reliable data and technology will be best positioned to benefit from the increasing demand for and use of consumer data by non-traditional users.

Growth in Emerging International Markets

Economic growth in emerging markets continues to outpace the global average. As economies in emerging markets continue to develop and mature, we believe there will continue to be a rise in favorable socio-economic trends, such as an increase in the size of middle and affluent classes, and a significant increase in the use of financial services. In addition, credit penetration is relatively low in emerging markets when compared to developed markets. For example, using our database of information compiled from financial institutions as a benchmark of credit activity, we estimate that less than 20% of the adult population in India is currently credit active. We expect the populations in emerging markets to become more credit active, resulting in increased demand for our services.

Increased Consumer Focus on Managing Personal Finances and Protecting Against Identity Theft

Consumers are increasingly focused on proactively managing their finances and protecting their identities. According to a press release by the Federal Trade Commission in March 2011, identity theft was the top consumer complaint received by the agency in 2010. Tighter availability of credit and stricter lending practices are prompting individual consumers to seek a better understanding of their credit profile. As a result of these factors, an increasing number of consumers are accessing their credit reports and purchasing credit monitoring services.

Our Competitive Strengths

Global Leader in Information Management Solutions

We are one of only three leading global participants in the consumer credit and information management industry, and we provide services in 32 countries. Over the past 40 years, we have accumulated and built comprehensive proprietary databases and information management solutions. We believe that establishing an infrastructure to source, maintain and reliably deliver high quality consumer credit information in large volumes would be difficult, costly and take a new market entrant numerous years to complete. Together with our unconsolidated subsidiaries, we maintain credit files on over 500 million consumers and businesses worldwide. We have a diverse and stable global customer base, which includes many of the largest companies in each of the primary industries we serve, including financial services, insurance and healthcare. We believe that our scale, global footprint, credibility and strong position within these markets will allow us to capitalize on business opportunities in many countries and regions around the world and contribute to our long-term growth.

Innovative and Differentiated Information Solutions

We have consistently focused on innovation to develop new and enhanced service offerings that meet the evolving needs of our customers. We believe our specialized data, analytics and decisioning services and collaborative approach with our customers differentiate us from our competitors. Examples of our innovative and differentiated solutions include:

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Triggers—Our industry-leading platform notifies businesses of changes to consumer profiles on a daily basis. These notifications allow our customers to take more timely action to offer new services, retain existing accounts, improve collection efficiency or monitor risk exposure in their portfolios. We believe that our investments in infrastructure and predictive capabilities distinguish us from our competitors.

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Decisioning Technology—Our decisioning technology helps businesses interpret both data and predictive model results, and applies customer-specific criteria to facilitate real-time, automated decisions at the point of consumer interaction. We offer our decisioning applications across our key industries including financial services, retail, insurance and healthcare, helping these customers to more effectively acquire accounts and reduce fraud. For example, our financial services customers use decisioning to authenticate consumer identity and determine optimal product offerings, such as credit cards, based on customer supplied criteria. Our healthcare customers use decisioning to determine available sources of payment for their patients at the time of patient registration. We believe the integration of our data and our decisioning technology differentiates us in the market place.

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Market Intelligence—We develop and offer industry studies and provide a source of market intelligence for customers to benchmark and forecast their own portfolio performance. For example, our Trend Data application leverages our database of approximately 27 million anonymized U.S. consumer records, sampled quarterly since 1992. We believe businesses using our Trend Data can obtain a more holistic historical perspective on macroeconomic and market trends than by using comparable offerings of our competitors.

We have made significant investments in our technology platforms to enable greater availability, better redundancy, improved data matching and advanced platform flexibility, to ensure continued improvement in our overall services to our customers and to ensure we are well positioned to differentiate our data sets. We believe our investments in technology allow us to better respond to our customers’ needs. We believe our customers value our ability to deliver innovative solutions to complex problems. Many of these value-added solutions can be applied across industries and geographies and can be integrated into a customer’s core operations.

Deep and Specialized Industry Expertise

We have developed an expertise in a number of industries, including financial services, insurance and healthcare, and have placed industry experts in key leadership positions throughout our organization. We believe that our published studies, which we base on behavioral research supported by predictive data sets, have enhanced our reputation within these industries. In addition, we have been able to apply our industry knowledge and high-quality data assets to form strategic partnerships with other leading companies in key industries to develop new solutions and revenue opportunities. For example, we have strengthened our position as a leading provider of credit information and analytic services to the personal property and casualty insurance industry by partnering with a vehicle history data provider to launch a vehicle history score that helps insurance carriers further segment risk based on the attributes of a specific automobile, such as the number of owners, odometer readings and vehicle condition. In the healthcare industry, we believe our insight into patient identity verification, credit, insurance and charity eligibility and payment estimation differentiates our revenue cycle management offerings for healthcare providers and payers relative to our competitors. We believe that our industry knowledge base, coupled with our collaborative customer approach, has made it possible for us to anticipate and address our customers’ needs and enables us to offer additional proprietary value-added services.

Strong Presence in Attractive International Markets

We currently provide services in 31 countries outside the United States in both developed and emerging markets with significant growth potential. In our developed markets, we have a strong presence in Canada, where we are one of only two significant consumer reporting agencies in the market, and in Hong Kong, where we are the only global consumer credit reporting company. We are also well-positioned as a first mover in several fast-growing emerging markets, such as India, where we partnered with Indian financial institutions to create the first credit bureau in 2003, and the Philippines, where in 2011 we partnered with the top-five credit card issuers to form the first consumer credit bureau in that country. Since 1993, we have hosted the most extensive credit database in South Africa, which positions us well for further expansion in Africa. We recently completed an acquisition that expands our presence into seven new African markets. In addition, we are a significant credit information and analytics provider in Latin America, where we own 25.69% of the largest credit bureau in Mexico, own a majority interest in a credit bureau in Chile and have recently acquired a majority interest in Crivo, a Brazilian credit decisioning services provider. We believe that our flexible approach to forming local partnerships has allowed us to establish a foothold in certain markets ahead of our major competitors. We believe that our presence in international markets helps foster the growth and development of credit-based economies in these markets, resulting in accelerated demand for credit information services and analytics.

Attractive Business Model

We believe we have an attractive business model that has strong and stable cash flows from operations, diversified revenue streams, low capital requirements and favorable operating leverage. We own 100% of our U.S. consumer credit database and we typically obtain updated information at little or no cost, which provides us with an efficient cost structure and allows us to benefit from economies of scale. The integral role that our analytics play in our customers’ decision-making processes and the proprietary and embedded nature of our solutions have historically translated into high customer retention and revenue visibility. We have enjoyed long-standing relationships with our customers, including relationships over ten years with each of our top ten USIS financial services customers. Our significant investments to upgrade and improve our technology provide us with the ability to address our customers’ needs with minimal and predictable capital investment. Additionally, our ongoing operational excellence program, which is aimed at creating a long-term competitive and efficient cost structure, has institutionalized our cost-management practices. For example, approximately $46 million of costs were eliminated between 2008 and 2009 as a response to global economic trends. We believe that as a result of operating efficiencies and low capital intensity, we will continue to generate strong and consistent cash flows from operations.

Disciplined Focus on Cost Control and Operational Efficiencies

Through our operational excellence program we have implemented and continue to focus on several key cost-savings initiatives:

•	A strategic sourcing program, which drives increased control over spending on third-party vendors;

•	Our labor management strategy, which includes the expanded use of lower-cost resources and allows us to continue to improve, align and integrate our enterprise workforce;

•	Our enterprise process improvement, which consolidates data centers and streamlines back office functions; and

•	Our product cost management focus, which enables us to deliver services more effectively and profitably.

Proven and Experienced Management Team

We have a seasoned senior management team with an average of 15 years of experience in a variety of industries, including credit and information management, financial services and information technology. Our senior management team has a track record of strong performance and depth of expertise in the markets we serve. This team has overseen our expansion into new industries and geographies while managing ongoing cost-saving initiatives. As a result of the sustained focus of our management team, we maintained stable operating performance throughout the economic downturn and have grown the business as conditions have improved. See “Management” for additional information.

Business Strategy

To promote sustainable growth, diversification and a strong global brand, we align our resources and efforts to achieve the following outcomes:

Develop Innovative Solutions to Meet Market Challenges

We have a culture of innovation. Our industry expertise and collaborative approach allow us to prioritize investments in new data sources and the development of additional services to provide integrated solutions to meet our customers’ needs. We enhance our analytics and decisioning services to deliver stronger account management, risk management and fraud protection services to our customers across several industries. For example, our pre-foreclosure notifications use our triggers platform to identify consumers that are at an increased risk for foreclosure, allowing insurance carriers to monitor occupancy status and manage the risk of property damage. We take advantage of strategic partnerships to develop innovative services that differentiate us from our competitors. One example of this is our online account acquisition solution, an end-to-end process whereby we work with our lead generation marketing partner to source and deliver new, approved and accepted accounts to credit card issuers. For consumers, we recently improved our offerings by adding an identity theft risk score. As the needs of our customers evolve, we plan to continue to provide creative solutions to help them meet their challenges.

Expand Internationally

We believe international markets present a significant opportunity for growth, as these economies continue to develop and their populations become more credit active. We plan to:

Expand in Existing Markets. In emerging markets where we are currently present and a substantial portion of the population is not yet credit active, such as Mexico and India, we expect significant expansion of consumer credit. Given our incumbent position, we are well positioned to benefit from this trend. In developed markets, such as Canada and Hong Kong, we will continue to improve our core services and seek to expand our service offerings.

Introduce New Service Offerings. We will continue to focus on generating revenue from new offerings across all markets, including value added services and new lines of business. The common nature of our customers’ risk and information management needs allows us to take offerings from developed markets to emerging markets. This further results in the faster development and introduction of solutions for emerging markets as we are able to leverage our global knowledge, technology and expertise to meet local market needs.

Enter New Geographic Markets. We will continue to expand by forming alliances with financial services institutions, industry associations, and other local partners, and by pursuing strategic acquisitions. From our bases in Hong Kong, Latin America and South Africa we seek to expand to other countries in those regions. For example, in 2011, we launched the first consumer credit bureau in the Philippines in partnership with the top-five credit card issuers in that market. We also acquired an 80% ownership interest in Crivo, marking our entry into Brazil, and recently completed an acquisition of an 85% interest in a credit information collections business that further expands our presence into seven additional African countries. We will continue to develop operations in new markets around the world.

Focus on Underpenetrated and Growth Industries

We continue to focus on underpenetrated and growth industries in the United States, such as insurance and healthcare, where we believe information-based analytics and decisioning technologies are currently underutilized. Insurers have seen an increase in claims dollars paid, reinforcing their need to price risk appropriately. We offer a range of solutions, including new fraud detection tools and predictive scores that improve accuracy and efficiency for the quoting and underwriting process. In the healthcare industry, increases in high-deductible health plans and the number of uninsured and under-insured consumers have increased collection risks for healthcare providers, creating a greater need for providers to efficiently manage their revenue cycle. We expect that healthcare providers and payers will increase demand for analytics to measure the quality of care in their network. Our strategy is to automate the insurance and payment processes at the beginning of the revenue cycle, help payers analyze claim-related data and facilitate performance reporting and at the same time help patients make informed decisions. Our October 2011 acquisition of FHS, a software-as-a-service platform that helps healthcare providers inform patients about their out-of-pocket costs prior to providing healthcare services, furthers the execution of this strategy.

Expand Interactive Business

Consumers are becoming increasingly aware of the need to proactively manage their personal finances. They also recognize the need to protect their identities in the face of several recent highly publicized data breaches. In order to meet the growing market demand for credit monitoring and identity fraud protection services and deepen customer loyalty, we will continue to invest in consumer-driven product enhancements. We have developed a data-driven customer acquisition strategy and will focus our advertising dollars on paid search and display ads, and are expanding into new channels such as mobile and social media. In addition to our direct to consumer offering, we will continue to make our services available on a wholesale basis to strategic partners who combine our services with their own offerings. This strategy allows us to test market new product enhancements and configurations with minimal investment. We plan to leverage the success of our U.S.-based Interactive business to offer similar services in our international markets.

Pursue Strategic Acquisitions

We will evaluate and pursue strategic acquisitions in order to accelerate growth within our existing businesses, and diversify into new businesses. We are focused on opportunities that expand our geographic footprint and the breadth and depth of services, including acquiring proprietary datasets and industry expertise in our key industries. For example, we expanded into Brazil and Chile through the acquisition of majority interests in Crivo and Databusiness and enhanced our domestic healthcare offerings through our acquisitions of FHS and MedData. We may also seek to increase our investments in foreign entities where we hold a minority interest. For example, we recently increased our ownership in the largest credit bureau in India, where we purchased an additional interest in CIBIL. We will continue to pursue acquisitions that provide opportunities for long-term value creation by expanding our capabilities, expertise and geographic reach. We plan to maintain our disciplined fiscal approach to any acquisition.

Segment Overview

We manage our business and report our financial results in three operating segments: USIS, International and Interactive. We also report expenses for Corporate, which provides shared services and conducts enterprise functions. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Note 21, “Operating Segments,” of TransUnion Corp.’s audited consolidated financial statements appearing elsewhere in this prospectus.

U.S. Information Services

USIS provides consumer credit and data reports, credit scores, analytical services and decisioning technology to businesses. We offer these services to customers in the financial services, insurance, healthcare and other industries, and deliver them through both direct and indirect channels. These businesses use our services to acquire new customers, identify cross-selling opportunities, measure and manage debt portfolio risk, collect debt and manage fraud. USIS also provides healthcare insurance-related information to medical care facilities and insurers. In addition, USIS fulfills mandated consumer services such as dispute investigations and free annual credit reports, as required by the FCRA, as amended, and other credit-related legislation. USIS provides solutions to its customers through the following three service lines:

Online Data Services

Online Data Services are delivered in real-time to qualified businesses to help them assess the financial viability and capacity, or risk, of prospective consumers seeking to access credit. The primary source for these services is our consumer credit database. This database contains the name and address of most U.S. adults, a listing of their existing credit relationships and their timeliness in repaying debt obligations. The information in our database is voluntarily provided by thousands of credit-granting institutions and other data furnishers, such as public utilities. We also actively collect, directly and through vendors, information from courts, government agencies and other public records. This data is updated, audited and monitored on a regular basis. Information such as credit reports, credit characteristics and predictive scores are created from the primary underlying data. Collectively, the reports, characteristics and scores, with variations tailored for specific industries, form the basis of Online Data Services.

Online Data Services revenue is driven by consumers initiating transactions with businesses. Our customers most frequently use the information and scores to underwrite or otherwise manage risk in connection with the establishment of a new account for a consumer, such as a credit card, home loan, auto loan or insurance policy. Our customers also use our services to evaluate risks and make risk-related decisions in connection with existing accounts.

We also provide online service to help businesses manage fraud and authenticate a consumer’s identity when they initiate a new business relationship. Our fraud database, which is updated daily, contains data elements such as addresses and Social Security numbers from multiple sources that alert businesses to identities associated with known or suspected fraudulent activity. We also provide data to businesses to help them satisfy “know your customer” compliance requirements and to confirm an individual’s identity.

Credit Marketing Services

Credit Marketing Services help businesses proactively acquire new customers, cross-sell to existing customers and monitor and manage risk in their existing portfolios. We provide information extracted from the consumer credit database according to specific customer criteria and deliver it in the form of a batch dataset. These services are delivered on an ad hoc or regularly scheduled basis.

We have a variety of Credit Marketing Services to help customers market to prospects and manage risks of new and existing accounts in an efficient and effective manner. We provide portfolio review services, which are periodic reviews of our customers’ existing accounts, to help our customers develop cross-selling offers to their existing customers and monitor and manage risk in their existing consumer portfolios. Prescreen services are marketing lists our customers use on a one-time basis to extend firm offers of credit or insurance to consumers. Prospect databases are used by our customers to contact individuals multiple times to extend firm offers of credit or insurance. We also provide trigger services which are daily notifications of credit data sent to our customers to notify them of changes in their customers’ credit and risk profiles. The information we provide also helps businesses manage and assess various risks associated with their customers, such as the ability to repay debt, the likelihood of a credit or insurance loss and the potential for fraud.

Decision Services

Decision Services, our software-as-a-service offering, includes a number of platforms that help businesses interpret data and predictive model results, and apply their customer-specific criteria to facilitate real-time automated decisions at the time of customer interaction. Decisions may be based on a generic logical formula or customized to fit specific customer business rules. The data used in the decisioning process is derived from our consumer credit database, other sources of data we own or external suppliers. Our customers use Decision Services to evaluate business risks and opportunities, including those associated with new consumer credit and checking accounts, insurance applications, account collection, patient registrations and apartment rental requests.

International

The International segment provides services similar to our USIS segment to businesses in select regions outside the United States. Depending on the maturity of the credit economy in each geographic location, services may include credit reports, analytical and decision services and risk management services. In addition, we have commercial and automotive databases in select geographies. These services are offered to customers in a number of industries including financial services, insurance, automotive, collections and communications, and are delivered through both direct and indirect channels. The International segment also provides consumer services similar to those offered in our Interactive segment that help consumers proactively manage their personal finances. The two market groups in the International segment are as follows:

Developed Markets

We offer online data services, credit marketing services and decision services in developed markets other than the United States, which include Canada, Hong Kong and Puerto Rico. Revenues from developed markets accounted for approximately 41% of our International revenue in 2011.

Canada—We have operated in Canada since 1989 and are one of only two significant consumer reporting agencies in the Canadian market. Revenues from these operations accounted for approximately 65% of our developed markets revenue in 2011.

Hong Kong—We have had a majority ownership interest in the only consumer credit reporting company in Hong Kong since 1998. Revenues from these operations accounted for approximately 26% of our developed markets revenue in 2011.

Puerto Rico—We entered the Puerto Rican market in 1985 via an acquisition. Revenues from these operations accounted for approximately 9% of our developed markets revenue in 2011.

Emerging Markets

Together with our unconsolidated subsidiaries, we also provide online data services, credit marketing services and decision services in emerging markets, such as South Africa, Mexico, India, Brazil, Chile and other countries in the Latin American and Asia-Pacific regions. Once credit databases are established in these markets, we can apply our experience, expertise and knowledge base to introduce solutions that have demonstrated success in developed markets. We believe that our flexible approach to forming local partnerships has allowed us to establish a foothold in certain emerging markets where our major competitors have not, such as Mexico and the Philippines. We also believe that our presence in emerging markets helps foster the growth and development of credit-based economies in these markets, thereby resulting in an accelerated demand for credit information services and analytics. Revenues from emerging markets accounted for approximately 59% of our International revenue in 2011.

Africa—Since 1993, we have hosted the most extensive credit database in South Africa, which positions us well for expansion into the rest of the African continent. In addition to our traditional credit reporting services, we offer auto information solutions, commercial credit information and check guarantee services. South Africa accounted for approximately 71% of our emerging markets revenue in 2011. Our presence in South Africa has allowed us to expand into surrounding countries including Namibia, Swaziland, Botswana and Zimbabwe. More recently, we completed an acquisition that further expands our presence into seven additional African countries.

Latin America—We have been active in Latin America since 1996 and have operations in several Central and South American countries, including a strong presence in the Dominican Republic, and a 25.69% ownership interest in TransUnion de México, S.A., the primary credit bureau in Mexico. In Guatemala, we maintain a centralized database that services Guatemala, Honduras, Nicaragua, El Salvador and Costa Rica. We expanded our footprint in Latin America through our acquisition of majority interests in Databusiness, a Chilean credit bureau, in 2010 and Crivo, a Brazilian decisioning services provider in 2011.

India—In 2003, we partnered with prominent Indian financial institutions to create CIBIL, the first consumer and commercial credit bureau in India. We currently own a 27.5% stake in CIBIL and are also its sole technology, analytics and decision service provider for their consumer business. We derive revenue from royalties paid by CIBIL for the use of our technology, credit scores and other value-added services. In the absence of a national identification number, we created an innovative matching algorithm that allowed us to provide consumer credit reporting services with respect to the Indian population.

Asia Pacific—Asia Pacific includes markets such as Thailand, Singapore, China and the Philippines. We provide credit risk scores to Thailand National Credit Bureau, in which we have a 12.25% ownership interest, and to the Credit Bureau of Singapore. We were recently awarded the score development business for the Credit Bureau Malaysia. In China, we currently provide fraud and authentication solutions to financial institutions. In the Philippines, we partnered with the top-five credit card issuers to launch the first consumer credit bureau in 2011.

Interactive

Interactive offers services that help consumers manage their personal finances and protect against identity theft. Services in this segment include credit reports, credit scores and credit monitoring and fraud management services. Our Interactive segment provides services through both direct and indirect channels.

Direct—We offer services directly to consumers, primarily on a subscription basis through our website, www.transunion.com, to help consumers manage their personal finances and protect them against identity theft. These services include: credit reports, credit scores and analysis, identity risk score and alerts, alerts to changes in credit reports and scores, debt analysis, scores specific to the insurance industry and the ability to restrict third-party access to a consumer’s credit report. We complement these features with personalized content that explains how credit and financial data is used in various industries to evaluate consumers and how a consumer’s financial choices impact this evaluation. Our objective is to acquire and retain quality customers efficiently. We acquire customers primarily through performance-based, data-driven advertising channels, including paid search and online display, where we can precisely measure the return on our advertising spend. We continually enhance our content and add new features to increase the value of our services to our customers. In 2011, approximately 79% of Interactive revenue came from our direct channel.

Indirect—We offer our services wholesale to strategic partners who combine them with their own offerings and sell them to consumers and businesses in such areas as financial services, commercial insurance and online membership clubs. Through these partnerships we are able to test new content and product features with minimal investment. For example, our relationship with an online lead-generation company has helped us to optimize the targeted offers for credit cards and other products that appear on our site. In 2011, approximately 21% of Interactive revenue came from our indirect channel.

Corporate

Corporate provides support services to each operating segment, holds investments and conducts enterprise functions. Certain costs incurred in Corporate that are not directly attributable to one or more of the operating segments remain in Corporate. These costs are primarily enterprise-level costs and are administrative in nature.

Markets and Customers

We have a highly diversified customer base, with our largest customer accounting for approximately 3.8% of revenue in 2011. Our top ten customers accounted for approximately 18.9% of revenue in 2011. A substantial portion of our revenue is derived from companies in the financial services industry.

We have operations in the United States, South Africa, Canada, Hong Kong, Puerto Rico, Mexico, the Dominican Republic, India, Brazil, Trinidad and Tobago, Guatemala, Chile, Costa Rica, Honduras, Nicaragua, El Salvador, Botswana, the Philippines and other countries. The following table summarizes our revenue based on the country where the revenue was earned:

	Approximate percent of consolidated revenue
Country	2009	2010	2011
United States	82%	80%	79%
South Africa	8%	9%	9%
Canada	6%	6%	6%
Other	4%	5%	6%

The following table summarizes long-lived assets, other than financial instruments and deferred tax assets, based on the location of the legal entity that owns the asset:

	Approximate percent of long-lived assets
Country	2009	2010	2011
United States	91%	88%	80%
South Africa	6%	7%	5%
Canada	2%	2%	2%
Other	1%	3%	13%

For additional information about geographical information see Note 21, “Operating Segments,” of the audited consolidated financial statements appearing elsewhere in this prospectus. For additional information about risks attendant to our foreign operations see “Risk Factors.”

We market our services primarily through our own sales force. We have dedicated sales teams for our largest customers focused by industry group and geography. These dedicated sales teams provide strategic account management and direct support to customers to develop comprehensive solutions. We use shared sales teams to sell our services to mid-size customers. These sales teams are based in our headquarters office and field offices strategically located throughout the United States and abroad. Smaller customers’ sales needs are serviced primarily through call centers. We also market our services through indirect channels such as resellers, who sell directly to businesses and consumers. Our interactive direct-to-consumer services are sold through our website, www.transunion.com.

Seasonality

Seasonality in the USIS segment is correlated to volumes of online credit data purchased by our financial services and mortgage customers, and our sales have generally been higher during the second and third quarters. The downturn in the residential real estate, general credit and financial services markets has made it more difficult to determine seasonal trends within our U.S. businesses. Seasonality in our International segment is driven by local economic conditions and relevant macroeconomic market trends. In our Interactive segment, demand for our products is generally stronger in the first half of the year.

Competition

The market for our services is highly competitive. We primarily compete on the basis of differentiated solutions, datasets, services, innovation and price. Our competitors vary in size and in the scope of the services they offer. We are one of three global consumer credit and information management companies, which each have similar market share in the United States. The other two companies are Equifax Inc. and Experian plc, both of which offer a similar range of consumer credit and information management services. We also compete with a number of smaller, specialized companies, all of which offer a subset of the services we provide. At times, we partner with our competitors to offer combined consumer credit reporting information to our mutual customers.

We believe the services we provide to our customers reflect our understanding of our customers’ businesses, the depth and breadth of our data, and the quality of our decisioning technology and advanced analytics. By integrating our services into our customers’ business processes we ensure efficiency, continuous improvement and long-lasting relationships.

Information Technology

Technology

The continuous operation of our information technology systems is fundamental to our success. Our information technology systems collect, access, process, deliver and store the data that is used to provide services to, and develop solutions for, our customers. Customers connect to our systems using a number of different technologies, including secured internet connections, virtual private networks and dedicated network connections. We contract with various third-party providers to help us maintain and support our systems, as well as to modify existing, and develop new, applications to be used in our businesses.

Our control and understanding of the technology that operates our business is critical to our success. Knowledge transfer is a key component of our relationships with third-party providers who support our systems or implement emerging technologies. When we contract for third-party support or incorporate new technology into our systems, we use dedicated employee teams to manage these relationships in order to drive the development of the strategy in these areas.

Data Centers and Business Continuity

As a global operation we have data centers located throughout the world. We generally employ similar technologies and infrastructures in each data center to enable the optimal sharing of technical resources across geographies.

We maintain a framework for business continuity that includes written policies requiring each business or operational unit to identify critical functions. Our business or operational units then must put processes in place that are designed to maintain such functions in case there is a disruptive event that impacts critical functions. We also have a specific disaster recovery plan that will take effect if critical infrastructure or systems fail or become disabled.

As part of our program, each business unit’s continuity plan is periodically updated and stored in a centralized database. These plans are monitored and reviewed by our compliance team. Our compliance team schedules desktop simulations from time to time to test one or more of these plans on an annual basis. We also periodically test the state of preparedness of our most critical disaster recovery procedures. For our primary U.S. data center we have system redundancy plans that allow for the transfer of capacity in the event there is a failure of computer hardware or a loss of our primary telecommunications line or power source. We also maintain a recovery site in Gaithersburg, Maryland that is managed by a third-party to recover the majority of our operational capacity should our redundancy program fail.

Security

The security and protection of non-public consumer information is one of our highest priorities. We have a written information security program with dedicated personnel charged with overseeing that program. Our information security program incorporates continuous improvement methodology and evaluates threats, industry events and asset values to help us appropriately adjust security controls. We employ a wide range of physical and technical safeguards that are designed to provide security around the collection, storage, use and access of information we have in our possession. These safeguards include firewalls, intrusion protection and monitoring, vulnerability threat analysis, management and testing, forensic tools, encryption technologies, data transmission standards, contractual provisions, customer credentialing, identity and access management, data loss, access and anomaly reports, and training programs for associates. For additional information about risks related to security and protection of non-public consumer information see “Risk Factors—Risks Related to Our Business.”

Intellectual Property and Licensing Agreements

Our intellectual property is a key strategic advantage and protecting it is critical to our success. Because of the importance of our intellectual property, we treat our brand, software, technology, know-how, concepts and databases as proprietary. We attempt to protect our intellectual property rights under the trademark, copyright, patent, trade secret, and other intellectual property laws of the United States and other countries as well as through the use of licenses and contractual agreements, such as nondisclosure agreements. While we hold various patents, we do not rely primarily on patents to protect our core intellectual property. Through contractual arrangements, disclosure controls and continual associate training programs, our principal focus is to treat our key proprietary information and databases as trade secrets. Also, we have registered certain trademarks, trade names, service marks, logos, internet URLs and other marks of distinction in the United States and foreign countries, the most important of which is the trademark “TransUnion.” This trademark is used in connection with most of our service lines and services we sell and we believe it is a known mark in the industry.

We own proprietary software that we use to maintain our databases and to develop and deliver our services. We develop and maintain business critical software that transforms data furnished by various sources into databases upon which our services are built. We also develop and maintain software to manage our consumer interactions, including providing disclosures and resolving disputes. In all business segments we develop and maintain software applications that we use to deliver services to our customers, through an Application Service Provider (“ASP”) model. In particular, we develop and maintain decisioning technology platforms that we host and integrate into our customers’ workflow systems to improve the efficiency of their operations.

We license certain data and other intellectual property to other companies, many of which we have an ownership interest in, on arms-length terms that are designed to protect our rights to our intellectual property. We generally use standard licensing agreements and do not provide our intellectual property to third parties without a nondisclosure and license agreement in place.

We also license certain intellectual property that is important for our business from third parties. For example, we license credit-scoring algorithms and the right to sell credit scores derived from those algorithms from third parties for a fee.

Employees

As of June 30, 2012, we employed approximately 3,200 employees throughout the world. None of our employees is currently represented by a labor union, however, we have a collective bargaining agreement in place in Chile that expires in 2015. We consider our relationships with our employees to be good and have not experienced any work stoppages.

Properties

Our corporate headquarters and main data center are located in Chicago, Illinois, in an office building that we own. We also own a data center building in Hamilton, Ontario, Canada. As of June 30, 2012, we lease space in approximately 70 other locations, including office space and additional data centers. These locations are geographically dispersed to meet our sales and operating needs. We anticipate that suitable additional or alternative space will be available at commercially reasonably terms for future expansion. See Note 22, “Commitments,” of the audited consolidated financial statements appearing elsewhere in this prospectus.

Regulatory Matters

Compliance with regulatory requirements is a top priority. Numerous laws govern the collection, protection, dissemination and use of the non-public personal information we have in our possession. These laws are enforced by federal, state and local regulatory agencies, and in some instances also through private civil litigation. We proactively manage our compliance with these laws through a dedicated legal and compliance team that generally is locally assigned yet tasked to ensure that enterprise standards are followed. To that end, we have legal and compliance personnel situated at business operations in the United States, Canada, Hong Kong and South Africa. Through the legal and compliance functions, we provide training to our associates, monitor all material laws and regulations, routinely review internal processes to determine whether business practice changes are warranted, assist in the development of new services, and promote regular meetings with principal regulators and legislators to establish transparency of our operations and create a means to understand and react should any issues arise.

U.S. Data and Privacy Protection

Our U.S. operations are subject to numerous laws that regulate privacy, data security and the use of consumer credit or an individual’s healthcare information. Certain of these laws provide for civil and criminal penalties for the unauthorized release of, or access to, this protected information. The laws and regulations that affect our U.S. business include, but are not limited to, the following:

•	FCRA—The FCRA applies to consumer credit reporting agencies, including us, as well as data furnishers and users of consumer reports. The FCRA promotes the accuracy, fairness and privacy of information in the files of consumer reporting agencies that engage in the practice of assembling or evaluating information relating to consumers for certain specified purposes. The FCRA limits what information may be reported by consumer reporting agencies, limits the distribution and use of consumer reports, establishes consumer rights to access and dispute their own credit files, requires consumer reporting agencies to make available to consumers a free annual credit report and imposes many other requirements on consumer reporting agencies, data furnishers and users of consumer report information. Violation of the FCRA can result in civil and criminal penalties. The law contains an attorney fee shifting provision to provide an incentive to consumers to bring individual or class action lawsuits against a consumer reporting agency for violations of the FCRA.

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State Fair Credit Reporting Acts—Many states have enacted laws with requirements similar to the federal FCRA. Some of these state laws impose additional, or more stringent, requirements than the federal FCRA, especially in connection with the investigations and responses to reported inaccuracies in consumer reports. The FCRA preempts some of these state laws but the scope of preemption continues to be defined by the courts.

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The Dodd-Frank Act— The stated aim of the Dodd-Frank Act is “To promote the financial stability of the United States by improving the accountability and transparency in the financial system, to end ‘too big to fail’, to protect the American taxpayer by ending bailouts, to protect consumers from abusive financial services practices, and for other purposes.” An important new regulatory body created by the Dodd-Frank Act is the CFPB. On July 16, 2012 the CFPB, through rulemaking, confirmed that TransUnion will be subject to the examination and supervision of the CFPB effective September 30, 2012. It is unknown at this time what impact, if any, the CFPB will have on our business or operations.

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The Financial Services Modernization Act of 1999, or Gramm-Leach-Bliley Act (“GLB Act”)—The GLB Act regulates the receipt, use and disclosure of non-public personal financial information of consumers that is held by financial institutions, including us. Several of our data sets are subject to GLB Act provisions, including limitations on the use or disclosure of the underlying data and rules relating to the technological, physical and administrative safeguarding of non-public personal financial information. Violation of the GLB Act can result in civil and criminal liability.

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Data security breach laws—A majority of states have adopted data security breach laws that require notice be given to affected consumers in the event of a breach of personal information. Some of these laws require additional data protection measures over and above the GLB Act data safeguarding requirements. If data within our system is compromised by a breach, we may be subject to provisions of various state security breach laws.

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Identity theft laws—In order to help reduce the incidence of identity theft, most states and the District of Columbia have passed laws that give consumers the right to place a security freeze on their credit reports to prevent others from opening new accounts or obtaining new credit in their name. Generally, these state laws require us to respond to requests for a freeze within a certain period of time, to send certain notices or confirmations to consumers in connection with a security freeze and to unfreeze files upon request within a specified time period.

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The Federal Trade Commission Act (“FTC Act”)—The FTC Act prohibits unfair methods of competition and unfair or deceptive acts or practices. We must comply with the FTC Act when we market our services, such as consumer credit monitoring services through our Interactive segment. The security measures we employ to safeguard the personal data of consumers could also be subject to the FTC Act, and failure to safeguard data adequately may subject us to regulatory scrutiny or enforcement action. There is no private right of action under the FTC Act.

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The Credit Repair Organizations Act (“CROA”)—The CROA regulates companies that claim to be able to assist consumers in improving their credit standing. There have been efforts to apply the CROA to credit monitoring services offered by consumer reporting agencies and others. CROA is a very technical statute that allows for a private right of action and permits consumers to recover all money paid for alleged “credit repair” services in the event of violation. We, and others in our industry, have settled purported consumer class actions alleging violations of CROA without admitting or denying liability.

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The Health Insurance Portability and Accountability Act of 1996, as amended by the American Recovery and Reinvestment Act of 2009 (“HIPAA”)—HIPAA requires companies to implement reasonable safeguards to prevent intentional or unintentional misuse or wrongful disclosure of protected health information. In connection with receiving data from and providing services to healthcare providers, we may handle data subject to the HIPAA requirements. We obtain protected health information from healthcare providers and payers of healthcare claims that are subject to the privacy, security and transactional requirements imposed by HIPAA. We are frequently required to secure HIPAA-compliant “business associate” agreements with the providers and payers who supply data to us. As a business associate, we are obligated to limit our use and disclosure of health-related data to certain statutorily permitted purposes, as outlined in our business associate agreements and the HIPAA regulations, and to preserve the confidentiality, integrity and availability of this data. HIPAA also requires, in certain circumstances, the reporting of breaches of protected health information to affiliated individuals and to the United States Department of Health and Human Services. A violation of any of the terms of a business associate agreement or noncompliance with the HIPAA data security requirements could result in administrative enforcement action and/or imposition of statutory penalties by the United States Department of Health and Human Services or a state attorney general. HIPAA’s requirements supplement but do not preempt state laws regulating the use and disclosure of health-related information; state law remedies, which can include a private right of action, remain available to individuals affected by an impermissible use or disclosure of health-related data.

We are also subject to federal and state laws that are generally applicable to any United States business with national or international operations, such as antitrust laws, the Foreign Corrupt Practices Act, the Americans with Disabilities Act and various employment laws. We continuously monitor federal and state legislative and regulatory activities that involve credit reporting, data privacy and security to identify issues in order to remain in compliance with all applicable laws and regulations.

International Data and Privacy Protection

We are subject to data protection, privacy and consumer credit laws and regulations in the foreign countries where we conduct business. These laws and regulations include, but are not limited to, the following:

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South Africa: National Credit Act of 2005 (the “Act”)—The Act and its implementing regulations govern credit bureaus and consumer credit information. The Act sets standards for filing, retaining and reporting consumer credit information. The Act also defines consumers’ rights with respect to accessing their own information and addresses the process for disputing information in a credit file.

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Canada: Personal Information Protection and Electronic Documents Act of 2000 (“PIPEDA”)—The PIPEDA and substantially similar provincial laws govern how private sector organizations collect, use and disclose personal information in the course of commercial activities. The PIPEDA gives individuals the right to access and request correction of their personal information collected by such organizations. The PIPEDA requires compliance with the Canadian Standard Association Model Code for the Protection of Personal Information. Most Canadian provinces also have laws dealing with consumer reporting. These laws typically impose an obligation on credit reporting agencies to have reasonable processes in place to maintain the accuracy of the information, place limits on the disclosure of the information and give consumers the right to have access to, and challenge the accuracy of, the information.

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India: Credit Information Companies Regulation Act of 2005 (“CICRA”)—The CICRA requires entities that collect and maintain personal credit information to ensure that it is complete, accurate and protected. Entities must adopt certain privacy principles in relation to collecting, processing, preserving, sharing and using credit information. The Indian parliament recently passed legislation that would allow individuals to sue for damages in the case of a data breach, if the entity negligently failed to implement “reasonable security practices and procedures” to protect personal data.

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Mexico: Law on Credit Reporting Societies of 2002 (“LCRS”)—The LCRS regulates the operations of credit information companies that gather, manage, and release credit history information of individuals and businesses. The LCRS requires credit information companies to provide consumer reports to individuals upon request and addresses individuals’ right to challenge information in the report. The LCRS requires that credit reporting companies have adequate technology and internal controls for the security and validation of credit information. The Mexican congress is currently drafting comprehensive data protection legislation that could impose additional obligations regarding information security and fair information practices.

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Hong Kong: Personal Data (Privacy) Ordinance (“PO”) and The Code of Practice on Consumer Credit Data (“COPCCD”)—The PO and the COPCCD regulate the operation of consumer credit reference agencies. They prescribe the methods and security controls under which credit providers and credit reference agencies may collect, access and manage credit data. In April 2011, the COPCCD was amended to permit credit providers to share limited positive mortgage payment data. In June 2012, the PDPO was amended to increase penalties and create criminal liabilities for repeat contravention of PDPO under which enforcement notices have been served.

We are also subject to various laws and regulations generally applicable to all businesses in the other countries where we operate.

Legal Proceedings

General

We are involved in various legal proceedings resulting from our current or past business operations. Some of these proceedings seek business practice changes or large damage awards. These actions generally assert claims for violations of federal or state credit reporting, consumer protection or privacy laws, or common law claims related to privacy, libel, slander or the unfair treatment of consumers. We believe that most of these claims are either without merit or we have valid defenses to the claims, and we intend to vigorously defend these matters or seek non-monetary or small monetary settlements, if possible. However, due to the uncertainties inherent in litigation we cannot predict the outcome of each claim in each instance.

On a regular basis we accrue reserves for these claims based on our historical experience and our ability to reasonably estimate and ascertain the probability of any liability. See Note 23, “Contingencies,” of the audited consolidated financial statements appearing elsewhere in this prospectus. However, for certain cases described below we are not able to reasonably estimate our exposure because damages have not been specified and (i) the proceedings are in early stages, (ii) there is uncertainty as to the likelihood of a class being certified or the ultimate size of the class, (iii) there is uncertainty as to the outcome of similar cases pending against our competitors, (iv) there are significant factual issues to be resolved, and/or (v) there are legal issues of a first impression being presented. However, for these cases, we do not believe, based on currently available information, that the outcomes of these proceedings will have a material adverse effect on our financial condition, though the outcomes could be material to our operating results for any particular period.

To reduce our exposure to an unexpected significant monetary award resulting from an adverse judicial decision we maintain insurance that we believe is appropriate and adequate based on our historical experience. We regularly advise our insurance carriers of the claims (threatened or pending) against us and generally receive a reservation of rights letter from the carriers when such claims exceed applicable deductibles. Other than the Privacy Litigation described below, we are not aware of any significant monetary claim that has been asserted against us that would not be covered by insurance after the relevant deductible, if any, is met.

Privacy Litigation

We are the defendant in sixteen purported class actions that arose from activities of our Performance Data Division that was discontinued over 10 years ago. Fifteen of these purported class actions alleging violations of federal law were consolidated for pre-trial purposes in the United States District Court for the Northern District of Illinois (Eastern Division) and are known as In Re TransUnion Corp. Privacy Litigation, MDL Docket No. 1350. We refer to these matters as the “Privacy Litigation.” A companion class action alleging violation of Louisiana state law was filed in 2002 (Andrews v. Trans Union LLC, case No. 02-18553, Civil District, Parish of Orleans, Louisiana), and we refer to this matter as the “Louisiana Action.”

The Privacy Litigation, which began in 2000, was the result of our sale of information, including names and addresses of individuals, to businesses for marketing purposes. The FTC challenged our target marketing practice in 1992, which challenge resulted in a final decision rendered in 1999 holding that certain target marketing lists that we sold were consumer reports as defined in the FCRA, and were sold for purposes not permitted under the FCRA. Following that decision, the fifteen purported class actions were filed, alleging that each target marketing list was sold in willful violation of the FCRA and seeking statutory damages.

A settlement of the Privacy Litigation and the Louisiana Action was approved on September 17, 2008 (the “Settlement”). Pursuant to the terms of the Settlement we paid $75.0 million into a fund for the benefit of class members on July 7, 2008 and we provided approximately 600,000 individuals with free credit monitoring services. All class members released their procedural rights to pursue the claims alleged in these matters through the pending, or any new, class action. However, all class members (other than the named plaintiffs in the Privacy Litigation and the Louisiana Action) did retain their right to bring a separate, individual claim against us for the violations alleged in these matters provided these claims were asserted on or before September 16, 2010 (the “PSCs”). The Settlement provides that any money remaining in the fund after payment of notice costs, class counsel fees and administrative expenses will be used to satisfy any such PSCs, with remaining funds distributed on a pro-rata basis to class members who elected to receive a potential cash payment in the Settlement as part of the consideration to release their procedural rights.

We have been advised that there are approximately 100,000 PSCs seeking payment from the Settlement fund. Through court monitored mediation with counsel representing the class members and the PSCs claimants, we have entered into agreements to settle substantially all of these PSCs for payments from the Settlement fund to bring this matter to conclusion. The Court, on May 25, 2011 and September 8, 2011, rejected all objections made by class counsel to the settlements entered into with respect to the PSCs, and confirmed and approved these settlements as being in accordance with the Settlement. Class counsel in the Settlement appealed these rulings by the Court seeking to obtain either additional attorney fees from counsel to the PSCs claimants or a return of attorney fees received by counsel to the PSCs claimants to the Settlement fund. On May 22, 2012, the U.S. Seventh Circuit Court of Appeals summarily dismissed these appeals, confirming the actions of the Court. We believe the amount in the Settlement fund is sufficient to meet all demands asserted either by any settling or non-settling PSCs.

Bankruptcy Tradeline Litigation

In a matter captioned White, et al v. Experian Information Solutions, Inc. (No. 05-cv-01070-DOC/MLG, filed in 2005 in the United States District Court for the Central District of California), plaintiffs sought class action status against Equifax, Experian and us in connection with the reporting of delinquent or charged-off consumer debt obligations on a consumer report after the consumer was discharged in a bankruptcy proceeding. The claims allege that each national consumer reporting company did not automatically update a consumer’s file after their discharge from bankruptcy and such non-action was a failure to employ reasonable procedures to assure maximum file accuracy, a requirement of the FCRA.

Without admitting any wrongdoing, we have agreed to a settlement of this matter. On August 19, 2008, the Court approved an agreement whereby we and the other industry defendants voluntarily changed certain operational practices. These changes require us to update certain delinquent records when we learn, through the collection of public records, that the consumer has received an order of discharge in a bankruptcy proceeding. These business practice changes did not have a material adverse impact on our operations or those of our customers.

In 2009, we also agreed, with the other two defendants, to settle the monetary claims associated with this matter for $17.0 million each ($51.0 million in total), which amount has been, or will be, paid into a settlement fund that will be used to pay the class counsel’s attorney fees, all administration and notice costs of the fund to the purported class, and a variable damage amount to consumers within the class based on the level of harm the consumer is able to confirm. Our share of this settlement is fully covered by insurance. Final approval of this monetary settlement by the Court occurred on July 15, 2011. Certain objectors to this monetary settlement have appealed the decision of the Court. We expect these appeals to be consolidated and resolved sometime in 2013. If the monetary settlement is not upheld we expect to vigorously litigate this matter and to assert what we believe are valid defenses to the claims made by the plaintiffs. Although we believe we have valid defenses and have not violated any law, and although we have additional insurance coverage available with respect to this matter, the ultimate outcome of this matter is not certain. However, we do not believe any final resolution of this matter will have a material adverse effect on our financial condition.

Virginia Public Records

This purported class action (Donna K. Soutter v. Trans Union LLC No. 3:10-cv-00514-HEH, United States District Court for the Eastern District of Virginia) was filed in 2010 and alleges that we fail to maintain reasonable procedures to assure maximum possible file accuracy with respect to the collection and reporting of the satisfaction, release, dismissal or appeal of judgments entered in the Virginia state court system. We, like our competitors, contract with a third-party vendor to collect public records on a timely basis. The plaintiff alleges that the diligence used to gather and report satisfactions, releases, dismissals or appeals is inadequate and that the established intervals between trips to the various state courthouses to gather this information is too infrequent. We intend to vigorously defend this matter as we believe we have acted in a lawful manner.

Management

Directors and Executive Officers

Our directors and executive officers, and their positions and ages, are set forth below:

Name	Age	Position
Siddharth N. (Bobby) Mehta(1)	54	Director, President & Chief Executive Officer
Samuel A. Hamood	44	Executive Vice President & Chief Financial Officer
John W. Blenke	57	Executive Vice President, Corporate General Counsel, and Corporate Secretary
Jeffrey J. Hellinga	54	Executive Vice President—U.S. Information Services
Mohit Kapoor	48	Executive Vice President & Chief Information and Technology Officer
Andrew Knight(2)	55	Executive Vice President—International
Mary K. Krupka	57	Executive Vice President—Human Resources
Mark W. Marinko	50	Executive Vice President—Interactive
Christopher Egan	36	Director
Leo F. Mullin	69	Director
Sumit Rajpal	36	Director
Steven M. Tadler	53	Director

(1)	Mr. Mehta has advised the Company that, for personal reasons, he desires to reduce his time commitment to the Company and, as a result, intends to relinquish his role as President and Chief Executive Officer of the Company. Mr. Mehta has confirmed his commitment to act as President and Chief Executive Officer of the Company until his successor has been duly appointed by the board of directors. Mr. Mehta will remain on the board of directors after his successor has been appointed and will be retained as a consultant to the Company.
(2)	Mr. Knight has advised the Company that, for personal reasons, he intends to relinquish his role as Executive Vice President—International of the Company. David Neenan, age 46, has been named as successor to Mr. Knight and is expected to join the Company as Executive Vice President—International by September 10, 2012. Mr. Knight has confirmed his commitment to act as Executive Vice President—International of the Company through October 31, 2012 and will remain with the Company through Spring 2013 to ensure a smooth transition.

Siddharth N. (Bobby) Mehta joined us in August 2007. Since he joined he has served as the President & Chief Executive Officer. From May 2007 through July 2007, he was a consultant to our board of directors. From 1998 through February 2007, he held a variety of positions with HSBC Finance Corporation and HSBC North America Holdings, Inc. From May 2005 through February 2007, he was the Chairman and Chief Executive Officer of HSBC Finance Corporation. From March 2005 through February 2007, he was also the Chief Executive Officer of HSBC North American Holdings, Inc. From 1998 through February 2005, he was the Group Executive, Credit Card Services, of HSBC Finance Corporation. Prior to HSBC, he served as a Senior Vice President at the Boston Consulting Group in Los Angeles and co-leader of Boston Consulting Group’s Financial Services Practice where he developed retail, insurance and investment strategies for a variety of financial service clients. He also serves on the board of directors of DataCard Group, The Chicago Public Education Fund, The Field Museum and the Myelin Repair Foundation. Mr. Mehta brings executive level experience and extensive knowledge of the banking industry and credit markets to our board of directors. His influential role in our key operations and understanding of our full range of services, his reputation and relationships with our clients and in the industry, his expertise in the financial and trading markets and his extensive knowledge of the banking sector all serve to provide our board of directors with valuable institutional insights regarding our customer relationships, strategic development and direction, execution of our business plan and the opportunities and challenges faced by our industry.

Samuel A. Hamood joined us in February 2008. Since he joined he has served as Executive Vice President & Chief Financial Officer. From 2002 through January 2008, he held a variety of positions at Electronic Data Systems. From January 2007 to January 2008, he was the Chief Financial Officer for the U.S. Region. From April 2004 to December 2006, he was the Vice President of Investor Relations. From 2002

through March 2004, he was the Senior Director of Corporate Strategy and Planning. Prior to that, he spent six years with the Walt Disney Company in a variety of finance and strategy roles with increasing levels of responsibility. He also spent five years in the audit practice of Deloitte and Touche, LLP.

John W. Blenke joined us in May 2003. Since he joined he has served as the Executive Vice President, Corporate General Counsel and Corporate Secretary. From 1989 through April 2003, he held a variety of positions with Household International, Inc. (predecessor to HSBC North America), including most recently the Vice President of Corporate Law, where he managed the corporate legal functions responsible for mergers and acquisitions, corporate finance and consumer finance branch-based and wholesale lending.

Jeffrey J. Hellinga joined us in 1998. Since January 2005, he has served as the Executive Vice President of the U.S. Information Services segment. Prior to that, he held a variety of management positions with increasing levels of responsibility since he joined us.

Mohit Kapoor joined us in April 2011. Since he joined he has served as our Executive Vice President & Chief Information and Technology Officer. From March 2002 through April 2011, he held a variety of positions at HSBC Bank USA, N.A. (“HSBC”). From June 2008 through April 2011, he served as a Managing Director. From December 2007 through May 2008, he served as a Managing Director and Chief Information Officer of the HBIO business of HSBC. From September 2005 through November 2007, he served as the Chief Information Officer for HSBC Bank Brazil S.A. From February 2004 through August 2005, he served as a Senior Director of Business Systems for HSBC.

Andrew Knight joined us in 1993. Since June 2008, he has served as the Executive Vice President of the International segment. From February 1995 through May 2008, he was the Chief Executive Officer of TransUnion Africa.

Mary K. Krupka joined us in 1977. Since January 2003, she has served as the Executive Vice President of Human Resources. Prior to that, she held a variety of human resource management positions with increasing levels of responsibility since she joined us.

Mark W. Marinko joined us in 1996. Since September 2004, he has served as the Executive Vice President of the Interactive segment. Prior to that, he held a variety of finance management positions with increasing levels of responsibility since he joined us.

Christopher Egan is a Managing Director at Advent International, having joined the firm in 2000. He has co-led Advent’s investments in nine companies, including Equiniti, BondDesk Group, National Bankruptcy Services, Datek Online Holdings, CETIP, Sophis, RedPrarie and GFI Group. Mr. Egan previously worked at UBS Warburg in the financial sponsors group.

Leo F. Mullin is a Senior Advisor, on a part-time basis, to Goldman Sachs Capital Partners, including board service on companies in which GSCP has invested. Mr. Mullin retired from Delta Airlines in May 2004, after having served as Chief Executive Officer of Delta since 1997 and Chairman since 1999. Delta Airlines subsequently filed for bankruptcy protection in September 2005. Mr. Mullin was Vice Chairman of Unicom Corporation and its principal subsidiary, Commonwealth Edison Company, from 1995 to 1997. He was an executive of First Chicago Corporation, the nation’s tenth largest bank, from 1981 to 1995, serving as that company’s President and Chief Operating Officer from 1993 to 1995, and as Chairman and Chief Executive Officer of American National Bank, a subsidiary of First Chicago Corporation, from 1991 to 1993. He has also served as a senior vice president at Conrail for five years, and as a consultant with McKinsey and Company for nine years, the last three years as a partner. Mr. Mullin is a Director of the publicly held companies Johnson & Johnson, ACE, Ltd., and Educational Management Corporation. He is the immediate past Board Chairman of the Juvenile Diabetes Research Foundation.

Sumit Rajpal is a Managing Director in the Merchant Banking Division of Goldman, Sachs & Co., where he leads the financial services investment practice globally. He joined Goldman Sachs in 2000 and became a Managing Director in 2007. Mr. Rajpal also serves as a director on the boards of USI Holdings Corporation, Alliance Films Holdings Inc., ProSight Specialty Insurance Holdings, SKBHC Holdings, LLC (where he is an observer on the board), Enstar Group Limited, Alliance Atlantis Entertainment, Inc. and Dollar General Corporation (where he is an observer on the board).

Steven M. Tadler is a Managing Partner at Advent International, having joined the firm in 1985 and becoming Managing Director of the North American buyouts group in 1994. From 1997 to 2006, Mr. Tadler headed Advent’s European Operations. Mr. Tadler also serves as a director on the boards of Skillsoft, Dufry, Bojangles’, wTe Corporation, and Advent International.

There is no family relationship among any of our directors and executive officers.

Corporate Governance

We are not a listed issuer whose securities are listed on a national securities exchange or in an inter-dealer quotation system which has requirements that a majority of our Board of Directors be independent. Pursuant to the major stockholders’ agreement entered into with the Sponsors in connection with the closing of the 2012 Change in Control Transaction, our Board of Directors will consist of a total of nine directors to be appointed as follows: three directors appointed by GSCP or their affiliates, three directors appointed by Advent or their affiliates, the chief executive officer (or equivalent) of the Company, and two independent directors designated jointly by GSCP and Advent. An independent director is defined in the major stockholders’ agreement to mean a member of our Board of Directors not employed by us, GSCP, Advent or any of their affiliates.

Compensation Committee Interlocks and Insider Participation

None of our executive officers has served as a member of the board of directors or compensation committee of another entity that had one or more of its executive officers serving as a member of our Board of Directors.

Compensation Discussion and Analysis

TransUnion Holding Company, Inc. was formed on February 15, 2012 and had no operations prior to this time. All of our employees, including our named executive officers (as defined below), are employees of Trans Union LLC, a wholly-owned subsidiary of TransUnion Corp., or other wholly-owned subsidiaries of TransUnion Corp. As a result, the following Compensation Discussion and Analysis and the information contained in this section describe the material elements of compensation paid or awarded to TransUnion Corp.’s principal executive officer, principal financial officer and the other three most highly compensated executive officers (collectively, the “named executive officers” or “NEOs”) during the fiscal year ended December 31, 2011. Unless the context otherwise requires or as otherwise indicated, references in this Compensation Discussion and Analysis section to “we,” “us,” “our” or “the Company” refer to TransUnion Corp., together with its subsidiaries.

The information contained in this section describes the material elements of compensation paid or awarded to TransUnion Corp.’s NEOs.

For 2011 the NEOs of TransUnion Corp. were:

•	Mr. Siddharth N. (Bobby) Mehta—President & Chief Executive Officer (“CEO”)

•	Mr. Samuel A. Hamood—Executive Vice President & Chief Financial Officer

•	Mr. Mohit Kapoor—Executive Vice President & Chief Information and Technology Officer

•	Mr. Jeffrey J. Hellinga—Executive Vice President, U.S. Information Services

•	Mr. John W. Blenke—Executive Vice President, Corporate General Counsel & Corporate Secretary

The specific amounts and material terms of such compensation paid, payable or awarded for 2011 to the named executive officers are disclosed under “—Executive Compensation—Summary Compensation Table—2011” and the subsequent tables and narrative. The Compensation Committee of our board of directors (the “Compensation Committee”) oversees the compensation program for our named executive officers.

Executive Summary

Our compensation program is intended to align the interests of our executives and stockholders by rewarding executives for the achievement of strategic goals that successfully drive our operations and, thereby, enhance stockholder value. The primary components of our executive compensation program are base salary, annual cash incentives and long-term equity awards.

We provide named executive officers and other employees with a base salary to compensate them for services rendered during the fiscal year. The Compensation Committee annually evaluates the performance of our NEOs and determines their base salaries and other compensation in light of our strategic goals and objectives and the executive compensation program. Base salaries for 2011 were not increased as they were in line with targeted compensation.

Our annual cash incentives are designed to reward executive officers based on individual performance (as measured against individual goals) and our overall financial results (as measured against financial targets). The incentive targets, which are set annually with the review and approval of the Compensation Committee, are intended to highlight key strategic priorities and financial metrics.

While the global economy remained volatile throughout most of 2011, for the year ended December 31, 2011, TransUnion reported Adjusted EBITDA, as defined following the “Objectives, Weighting and Potential Payouts” table, of $352.8 million on revenue of $1,024 million compared to Adjusted EBITDA of $326.6 million on revenue of $956.5 million for the year ended December 31, 2010, an increase of 8.0% in Adjusted EBITDA and 7.1% in revenue. In 2011, we exceeded both our overall corporate Adjusted EBITDA and revenue plan targets.

As a result of this strong financial performance and the achievement of non-financial corporate objectives our executives achieved annual cash incentives of 130 to 193 percent of their target opportunities.

We use stock options to create a strong alignment between management’s interests and those of the stockholders. As part of the 2010 Change in Control Transaction, executives received stock option grants, which are intended to provide equity compensation over five years. As a result, our named executive officers, other than Mr. Kapoor, did not receive any equity grants in 2011. Mr. Kapoor received a grant in 2011 in connection with his hiring.

The Compensation Committee uses various tools, such as benchmarking reports and tally sheets, to confirm that the level of pay of each named executive officer is appropriate. Additionally, base salary, annual bonus goals and long-term equity awards are each specifically designed to meet the compensation objectives set forth below.

Compensation Philosophy and Objectives

The following statements identify key components of our compensation philosophy. These statements are used to guide the Compensation Committee in making compensation decisions.

•	Attract, motivate and retain highly experienced executives who are vital to our short- and long-term success, profitability and growth.

•

Create alignment with executives and stockholders by rewarding executives for the achievement of strategic goals that successfully drive our strategy and operations and, thereby, enhance shareholder value.

•	Differentiate rewards based on actual individual performance while also rewarding executives for our overall results.

These objectives have provided a basis for our compensation program since 2005. The Compensation Committee, which is responsible for establishing and reviewing our overall compensation philosophy, evaluates these objectives on an annual basis to confirm the appropriateness of each objective in light of the overall corporate strategy and typical market practices.

Role of Compensation Committee, Management and Compensation Consultant in Compensation Decisions

The Compensation Committee was created to provide stewardship over our compensation and benefit programs, including executive compensation and equity plans. Pursuant to its Charter, the Compensation Committee is responsible for overseeing our executive compensation program, developing and reviewing our executive compensation philosophy and approving decisions regarding executive compensation. As part of this responsibility, the Compensation Committee evaluates the performance of the CEO and determines his compensation in light of our strategic goals and objectives and the executive compensation program. The Compensation Committee also annually reviews and approves all compensation decisions affecting our executive officers, including our named executive officers.

Additionally, the Compensation Committee performs the following functions in carrying out its responsibilities:

•	Reviews annually the components of our executive compensation programs to determine whether they are consistent with our compensation philosophy;

•	Reviews and approves corporate goals and objectives relevant to the CEO’s compensation, including annual performance objectives;

•

Recommends to the board of directors the creation or amendment of any compensation program which permits participation of the executive officers or any other executive whose compensation is determined by the Compensation Committee; and

•	Reviews, approves, and monitors any employment, separation or change-in-control severance agreements.

The Compensation Committee is ultimately responsible for making the compensation decisions. However, in making its decisions, the Compensation Committee seeks and considers input from senior management and Meridian Compensation Partners, LLC (“Meridian”), an independent compensation consultant.

The executive officers play an important role in the compensation decision-making process because management has direct involvement with and in-depth knowledge of our business strategy, goals, and performance. Executive management regularly participates in the compensation decision-making process in the following specific respects:

•

The CEO reports to the Compensation Committee with respect to his evaluation of the performance of our executives, including the other named executive officers. Together with the Executive Vice President of Human Resources, the CEO makes recommendations as to compensation decisions for these individuals, including base salary levels and the amount and mix of incentive awards;

•	The CEO develops recommended performance objectives and targets for our incentive compensation programs; and

•	The CEO and the Executive Vice President of Human Resources recommend long-term equity grants for executive officers, other than the CEO, for approval by the Compensation Committee.

Meridian’s engagement includes reviewing and advising on executive compensation matters principally related to the CEO, the executive officers, and outside directors. For 2011, Meridian assisted the Compensation Committee by (a) recommending a peer group for benchmarking purposes, and (b) providing peer group data, including an analysis of total direct compensation (base salary, annual cash incentives and long-term equity awards). Meridian also assists the Compensation Committee in its review of general market practices and management compensation proposals.

Market Analysis and Benchmarking

The Compensation Committee uses various tools and methods, such as benchmarking reports and tally sheets, to evaluate whether each named executive officer’s level of pay is appropriate. Base salary, annual bonus goals and long-term equity awards are each specifically designed to meet our compensation objectives.

Benchmarking

Percentile Goals

The Compensation Committee has approved the following target percentile for each pay component to support our compensation objectives.

Pay component	Target percentile of custom peer group
Base salary	50th Percentile
Target annual bonus	50th Percentile
Long-term equity	65th Percentile

We recognize the 50th percentile market value for cash compensation as a point of reference and not necessarily the definitive compensation level. Consequently, our NEOs’ compensation may be positioned at a level less than or greater than the targeted percentile noted here based on time in position, experience and competitive pay objectives, as well as other factors.

The Compensation Committee has also determined that targeting the 65th percentile for long-term equity grants is appropriate to attract and retain the desired level of management talent, as well as aligning management incentives to focus on our long-term objectives, by having a greater percentage of pay aligned to longer term value creation.

Peer Group

The following peer group was approved by the Compensation Committee in 2010 (the “Custom Peer Group”) and used in 2011 in reviewing and benchmarking the various pay components against the targeted percentiles above.

Acxiom Corporation	Equifax, Inc.	Merrill Corporation
Alliance Data Systems Corporation	Experian Services Corporation	Moody’s Corporation
Ceridian Corporation	Fair Isaac Corporation	Moneygram International, Inc.
Convergys Corporation	First Data Corporation	Paychex, Inc.
Deluxe Corporation	Fiserv, Inc.	TeleTech Holdings, Inc.
Discover Financial Services	Global Payments, Inc.	Total System Services, Inc.
DST Systems, Inc.	Harte Hanks, Inc.	Unisys Corporation
The Dun & Bradstreet Corporation	Marshall & Ilsley Corporation	Valassis Communications, Inc.

The Custom Peer Group was selected to be representative of the business services, technology and financial services sectors in which we compete and participate. Criteria that were considered in order to properly select component companies for the Custom Peer Group are:

•	operating/industry competitors;

•	labor market competitors;

•	competitors for capital; and

•	revenue size.

Use of Tally Sheets

In 2011, the Compensation Committee reviewed individual worksheets and corresponding tally sheets for each executive officer, including the named executive officers. These worksheets, which are prepared by management, provide a summary of the current and historical amounts of each component of pay. In 2011, the Compensation Committee did not recommend or approve changes to our named executive officers’ compensation based on its review of this information. Rather, the Committee reviewed the tally sheets as a tool to confirm that pay objectives continue to be aligned with the long-term interests of the stockholders.

2011 Compensation

Base Salary

As described above, we provide each of the named executive officers with a base salary to compensate them for services rendered during the fiscal year. Each year, the Compensation Committee evaluates the performance of the CEO and determines his base salary and other compensation in light of our goals and objectives and the executive compensation program. The Compensation Committee also reviews and adjusts each other named executive officer’s base salary annually based on a recommendation from the CEO. The CEO generally recommends a base salary increase for the other named executive officers when supported by strong individual performance and/or executive promotion, or when supported by the external market data. For 2011, the CEO did not recommend any base pay increases for any of the other named executive officers, and the Compensation Committee did not increase the CEO’s base salary because the base pay of each named executive officer fell within a reasonable range of the targeted percentile for the Custom Peer Group.

2011 Annual Incentive Plan

Annual bonus compensation is designed to reward executive officers based on actual individual performance and our overall financial results. Our overall financial performance is measured by our achievement of financial targets established under the annual incentive plan. Additionally, individual and other qualitative goals are set to successfully drive our operations to achieve the overall corporate strategy. All of the named executive officers participate in the annual incentive plan. Under the plan, the named executive officers are paid cash incentive awards to the extent we meet or exceed financial and non-financial performance goals set by the Compensation Committee at the beginning of each year. Under the annual incentive plan, each officer’s bonus is determined by multiplying his target bonus percentage by his annual salary as of the beginning of the year and then by multiplying this result by his percentage achievement with respect to his bonus targets and goals. Individual awards may then be adjusted by the Compensation Committee, based on a recommendation from the CEO.

Target Bonus Levels

Each executive is assigned a target bonus expressed as a percentage of his base pay at the beginning of the year. The target is determined by the Compensation Committee after consideration of several factors, including the individual executive’s duties and responsibilities and market data. The bonus targets for 2011 were set within a reasonable range of the targeted percentile for the Custom Peer Group. The following table illustrates the target bonus as a percentage of base pay for each executive for the 2011 performance period.

Executive	2011 Target Bonus as a % of Base Salary Pay
Mr. Mehta	100%
Mr. Hamood	75%
Mr. Kapoor	60%
Mr. Hellinga	75%
Mr. Blenke	50%

Objectives, Weighting and Potential Payouts

Each executive’s individual goals and objectives vary based on his individual role within our company. The following table defines the various financial and non-financial objectives that the Compensation Committee approved for the 2011 performance period.

Objective	Definition

Corporate Adjusted EBITDA(1)	Earnings before interest, taxes, depreciation and amortization, and other adjustments deemed by management and the board to be extraordinary for bonus plan purposes

Corporate revenue growth	The increase in overall corporate revenues

Free cash flow	Adjusted EBITDA less cash used for interest expense, taxes, working capital, investing activity and financing activity. Free cash flow for compensation purposes excludes cash used for acquisitions and other items deemed by the Compensation Committee to be extraordinary.

Business unit Adjusted EBITDA(1)	Earnings before interest, taxes, depreciation and amortization, and other adjustments for bonus plan purposes for which the named executive officer is responsible

Business unit operating expense	The ability of the specific business unit for which the named executive officer is responsible to meet its budget

Objective	Definition

Business unit revenue growth	The increase in revenues for the specific business unit for which the named executive officer is responsible

Key projects	Ability to deliver specific tangible projects within a performance period

Operational Excellence	Driving operational efficiencies and other business process improvements

Talent Management	Focus on specific initiatives designed to enhance the development of human capital assets

(1)	Adjusted EBITDA is a non-GAAP measure. We present Adjusted EBITDA as a supplemental measure of our operating performance because it eliminates the impact of certain items that we do not consider indicative of our ongoing operating performance. In addition, Adjusted EBITDA does not reflect our capital expenditures, interest, income tax, depreciation, amortization, stock-based compensation or certain other income and expense. Other companies in our industry may calculate Adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure. Because of these limitations, Adjusted EBITDA should not be considered in isolation or as a substitute for performance measures calculated in accordance with GAAP. In addition to its use as a measure of our operating performance, our board of directors and executive management team focus on Adjusted EBITDA as a compensation measure. The annual variable compensation for certain members of our management team is based in part on further modifications to our reported Adjusted EBITDA. Such adjustments may be as a result of currency fluctuations, the effect of changes to accounting policies/procedures and expenses from unplanned M&A activities. Adjusted EBITDA is not a measure of financial condition or profitability under GAAP and should not be considered an alternative to cash flow from operating activities, as a measure of liquidity or as an alternative to operating income or net income as an indicator of operating performance.

The objectives for Adjusted EBITDA, revenue growth and free cash flow were selected by the Compensation Committee to appropriately provide incentive rewards to executives based on achievement of corporate goals in the context of our overall corporate strategy.

Operational excellence initiatives have been our focus over the past few years. The purpose of the operational excellence objective was to create sustainable productivity enhancements by reviewing current strategies and locating areas of opportunities. Each business unit was expected to contribute to our overall goal through improved efficiencies and productivity gains, while maintaining quality. At the CEO’s recommendation, the Compensation Committee agreed that this goal was directly aligned with the overall corporate strategy.

The CEO recommended the use of non-financial objectives related to key projects and talent management as goals for the 2011 performance period. The Compensation Committee approved these goals because they were aligned with our corporate strategy and achievement of these goals would create shareholder value. The goals were set in a manner that would ensure that, if delivered, they would significantly advance strategic objectives. Each executive had a set of goals specifically tied to his or her ability to affect our corporate strategy. Additionally, stretch goals were designed to provide the executive the opportunity to achieve payouts for performance that exceeded 100% of these non-financial goals. The stretch goals were set to be attainable only with superior performance.

The following table is a summary of how each of the above objectives was weighted for each named executive officer and their actual achievement against each objective for the 2011 performance period. For each objective, the named executive officer has the opportunity to achieve a maximum of two times the individual weighting associated with that objective. If threshold performance is not achieved, no payment is made on that objective. Each individual named executive officer’s objective weightings are determined based on his specific role, duties, and responsibilities. The various weightings are meant to reflect the influence that the named executive officer’s performance may actually have on the metric. The Compensation Committee believes this strengthens the direct link between pay and performance.

Executive	Objective	Weighting	Achievement
Mr. Mehta,	Corporate Adjusted EBITDA	50%	190.8%
President & Chief Executive Officer	Corporate Revenue Growth	40%	150%
	Free Cash Flow	10%	200%
Mr. Hamood,	Corporate Adjusted EBITDA	50%	190.8%
Executive Vice President & Chief Financial Officer	Corporate Revenue Growth	15%	150%
	Free Cash Flow	25%	200%
	Operational Excellence	5%	200%
	Talent Management	5%	100%
Mr. Kapoor,	Corporate Adjusted EBITDA	25%	190.8%
Executive Vice President & Chief Information Officer	Business Unit Operating Expense	25%	200%
	Business Unit Revenue Growth	15%	92.9%
	Operational Excellence	30%	200%
	Talent Management	5%	200%
Mr. Hellinga,	Corporate Adjusted EBITDA	25%	190.8%
Executive Vice President U.S. Information Services	Business Unit Adjusted EBITDA	25%	105.6%
	Business Unit Revenue Growth	35%	92.9%
	Operational Excellence	10%	200%
	Talent Management	5%	100%
Mr. Blenke,	Corporate Adjusted EBITDA	50%	190.8%
Executive Vice President, Corporate General Counsel & Corporate Secretary	Corporate Revenue Growth	15%	150%
	Key Projects—Compliance, Regulation and Information Security	30%	150%
	Talent Management	5%	100%

Based upon the weightings above, each named executive officer had the ability to achieve 100% of his target bonus if target performance is achieved. However, a named executive officer’s actual bonus payout increased or decreased based on individual performance, and company and business unit financial performance. The maximum bonus payout was 200% of target bonus and no bonus is payable if threshold performance is not met.

The following tables represent what the payout, as a percentage of target, would be if our financial performance was achieved at threshold, target, or maximum levels (as shown below) for two objectives: corporate Adjusted EBITDA and corporate revenue growth. No payout would result if performance was below threshold levels. The table includes the dollar amount or specific growth percentage that was required for achievement at each level in 2011.

Corporate Adjusted EBITDA

Threshold			Target			Maximum
Corporate Adj. EBITDA	Performance Against Target	Payout	Corporate Adj. EBITDA	Performance Against Target	Payout	Corporate Adj. EBITDA	Performance Against Target	Payout
$304,200,000	90%	50%	$338,000,000	100%	100%	$354,900,000	105%	200%

Corporate Revenue

Threshold			Target			Maximum
Revenue	Performance Against Target	Payout	Revenue	Performance Against Target	Payout	Revenue	Performance Against Target	Payout
<$1.01 billion	N/A	0%	$1.01 billion	100%	100%	$1.035 billion	102.5%	200%

The Compensation Committee’s intent with establishing both the financial and non-financial goals and target percentages is to provide a comparable level of difficulty in achieving the goals and receiving annual incentive awards for each named executive officer annually. However, payment of annual incentives will vary from year to year and may or may not be consistent with historical payment trends.

Messrs. Mehta and Hamood received a goal of generating free cash flow for 2011. After adjusting for a $16 million payment for our debt refinancing undertaken in February 2011, they exceeded the target by approximately $35 million. As a result of this initiative, Messrs. Mehta and Hamood achieved 200% of the target payout related to this goal.

Mr. Kapoor had financial goals related to our overall consolidated Adjusted EBITDA, the U.S. Information Technology business unit operating expense, and the revenue performance of the U.S. Information Services business. He also had individual strategic goals related to operational excellence and talent management within the IT function. Mr. Kapoor successfully managed his business unit’s operating expense budget, coming in under budget. As a result, he achieved 200% of the target payout related to this goal. In completing his key strategic goals, Mr. Kapoor successfully completed a strategic review of IT operations. Several key talent management initiatives have also been brought to closure. These initiatives include a new organizational structure, creation of an offshore consolidation model and formal termination and transition from a major third party vendor. As a result of these initiatives, Mr. Kapoor achieved 200% of the target payout related to these key strategic goals.

Mr. Hellinga had a goal related to the Adjusted EBITDA for the USIS segment. Mr. Hellinga slightly exceeded his assigned revenue plan and his business unit also slightly exceeded its Adjusted EBITDA target. As a result, he achieved 105.6% of the targeted payout for his goal related to Adjusted EBITDA. For purposes of determining Mr. Hellinga’s Adjusted EBITDA goal, we used Adjusted EBITDA for USIS, which does not include expenses associated with consumer relations or revenue associated with our direct to consumer resellers.

Messrs. Kapoor and Hellinga received a goal tied to the revenue of the USIS segment. As noted above, USIS slightly exceeded their assigned revenue plan. As a result, Messrs. Kapoor and Hellinga achieved approximately 90% of the target payout related to this goal.

Mr. Blenke had a strategic goal of completing projects focused on the newly created Consumer Financial Protection Bureau (“CFPB”) and continuing to strengthen our global compliance and information security processes. Related to the CFPB, an outreach plan was defined and implemented. Mr. Blenke’s team evaluated and strengthened the compliance and information security practices at principal international locations. As a result, Mr. Blenke achieved 150% of the target payout related to this goal.

The operational excellence goal was to ensure productivity measures identified in 2010 were realized in 2011 and to identify initiatives in 2011 that will be implemented throughout 2012. In doing so, we successfully implemented initiatives such as labor cost management, product cost management, software license consolidation and in-sourcing our United States data center operations.

The talent management objectives for each of the NEOs included advancing talent management and retention initiatives through development planning, talent reviews and skip level discussions. We believe that these objectives will aid in the grooming and retention of key personnel, the mitigation of staffing risks and the delivery of value to shareholders through increased management continuity and effectiveness. These objectives are largely within the control of the named executive officers and, as such, were met and therefore paid in full.

Actual Payout

The following summarizes the performance of the 2011 financial and non-financial goals under the 2011 annual incentive plan.

Results of Financial Goals

The corporate financial results for the 2011 performance period are described in the narrative accompanying “Executive Compensation—Grants of Plan-Based Awards—2011.”

Results of Non-Financial Goals

At the end of the performance period, the CEO evaluated each of the named executive officers in conjunction with the individual’s own self-evaluation. Based on the CEO’s evaluation, with input from others including the named executive officer, the CEO rated the executive’s individual objectives against the executive’s performance goals.

•

Based on this assessment, the CEO recommended to the Compensation Committee a performance evaluation rating, as a percentage of total qualified goal bonus opportunity, for each executive. Additionally, the Compensation Committee reviewed the CEO’s performance and determined a level of performance against his qualitative performance goals. This evaluation could then increase or decrease the executive’s bonus.

•

For 2011, the CEO recommended to the Compensation Committee that two named executive officer’s bonus be adjusted based on his rating, which recommendation the Compensation Committee followed. Messrs. Hamood and Hellinga received a discretionary payment in recognition of their considerable efforts related to the creation and subsequent filing of our Registration Statement.

•	Additionally, the Compensation Committee applied discretion and recognized the contributions of the CEO. In doing so, the committee approved an amount beyond the calculated component of his bonus.

Taking into account the financial performance results and the CEO’s evaluation and recommendation, the Compensation Committee met in January 2012 to set and approve annual bonus payments to each of the named executive officers and evaluate the CEO’s performance. In January 2012, the Compensation Committee approved annual bonus payments to the named executive officers ranging from 132 to 183 percent of the named executive officers’ target opportunity based upon 2011 performance (not including the two discretionary payments as noted above). The annual bonus payments will be paid in March 2012. For more detailed information regarding individual executive annual bonus awards, see the narrative following “Executive Compensation—Grants of Plan-Based Awards—2011.”

Long-Term Equity Plan

Stock Option Grants

In connection with the 2010 Change in Control Transaction, all named executive officers received stock options, with the exception of Mr. Kapoor who received his grant upon joining us. These grants were the results of negotiations between management, Madison Dearborn Partners and the Compensation Committee and are designed to encourage executives to increase shareholder value, by providing them an incentive to keep focused on our long-term value. This one-time grant was designed to replace our prior historical annual restricted stock grants. As a result no further grants were made to our named executive officers in 2011, except Mr. Kapoor who received a similar grant in connection with his hiring.

Management’s Stock Ownership Requirements

In connection with both the 2010 and 2012 Change in Control Transactions, each of our named executive officers (who were employed by us at the time of the transaction) was required to roll over a portion of the proceeds they were to receive on our common stock (or, in the case of Mr. Kapoor in the 2012 Change in Control Transaction, from his options), that would otherwise have been cashed out, into shares of our common stock. In both transactions, the CEO rolled-over approximately 50% of after-tax proceeds received by him on his common stock in each transaction and all other named executive officers rolled-over approximately 30% of the after-tax proceeds on their common stock (or, in the case of Mr. Kapoor in the 2012 Change in Control Transaction, from his options). As our equity compensation program was switching from actual stock ownership to stock options, as described above, this required equity roll over was intended to further align management with stockholder interests.

Executive Benefits and Perquisites

The named executive officers do not receive any additional benefits or perquisites beyond what is provided on a broad basis. Providing additional benefits or perquisites would not support our compensation policy.

Retirement Plan

We maintain a broad-based 401(k) savings and retirement plan (the “401(k) Plan”) in which all associates, including the named executive officers, may participate. The Internal Revenue Code of 1986, as amended (the “Code”) places certain limits on the amount of contributions that may be made by and on behalf of the named executive officers to the 401(k) Plan. To extend the named executive officers’ retirement benefit beyond the contribution limits set under the Code, we created the Nonqualified Retirement and 401(k) Supplemental Plan (the “Supplemental Plan”). Under the Supplemental Plan, each named executive officer may defer all or some portion of their cash compensation that the executive officer was not otherwise permitted to defer under the 401(k) Plan to provide additional retirement savings. We make a matching contribution to the Supplemental Plan that mirrors the employer contribution to the 401(k) Plan. Additionally, similar to the 401(k) Plan, the Committee may authorize us to make a discretionary contribution on behalf of the named executive officers to the Supplemental Plan at the end of the year.

Employment Agreement with Mr. Mehta

Mr. Mehta has been employed under an employment agreement he entered into at the time he became employed by us on August 22, 2007. The initial term of the agreement expired on August 31, 2010, but continues to renew automatically for twelve-month intervals, unless one party to the agreement provides notice of non-renewal at least 180 days before the day that would be the last day of the agreement.

Mr. Mehta’s agreement provides a minimum base salary and the eligibility to participate in our annual incentive plan for executive officers. With the exception of severance provisions, the agreement does not provide Mr. Mehta any additional benefits beyond what is provided to the other named executive officers. The severance provisions are discussed under “—Executive Compensation—Severance and Change-in-Control Compensation.”

The agreement includes confidentiality and nonsolicitation provisions to protect our interests. The specifics of the compensation provided under Mr. Mehta’s employment agreement are detailed in the narrative accompanying “—Executive Compensation—Payments Upon Termination or Change-in-Control—2011.”

Severance and Change-in-Control Compensation

In connection with the 2010 Change in Control Transaction or upon employment, and as required by and negotiated with Madison Dearborn Partners, each named executive officer, except Mr. Mehta, entered into

Severance and Restrictive Covenant Agreements (the “Severance Agreement”). These Severance Agreements are designed to maximize retention of the named executive offers. The terms of the Severance Agreements are summarized under “—Payments Upon Termination or Change-in-Control—2011” and the accompanying narrative.

Federal Income Tax Considerations

We have not been subject to the federal income tax provisions of Code Section 162(m). Therefore, we have not made compensation decisions based on the deductibility limitations of the compensation under this section of the Code. Although the Compensation Committee will strive to have all compensation be deemed deductible, deductibility does not drive the compensation decisions for our executive team.

Risk Assessment in Compensation Programs

We have designed our compensation programs, including our incentive compensation plans, with specific features to address potential risks while rewarding employees for achieving long-term financial and strategic objectives through appropriate risk taking. The following elements have been incorporated in our programs available for our named executive officers:

•

A Balanced Mix of Compensation Components—The target compensation mix for our executive officers is composed of salary, annual cash incentives and long-term equity awards, representing a mix that is not overly weighted toward short-term cash incentives.

•

Multiple Performance Factors—Our incentive compensation plans use both company-wide metrics and individual performance, which encourage focus on the achievement of objectives for the overall benefit of the company.

The annual cash incentive is dependent on multiple performance metrics including Consolidated EBITDA, Corporate Revenue Growth, and Free Cash Flow, as well as individual goals related to specific strategic or operational objectives.

The option grants vest over a five-year period of time, complementing our annual cash based incentives.

•	Capped Incentive Awards—Annual incentive awards are capped at 200% of target.

•

Stock Ownership—Each named executive officer employed by us on June 15, 2010 purchased a significant amount of our common stock in connection with the change in control transaction. We believe this ownership aligns the interests of our executive officers with the long-term interests of stockholders.

Based on these factors, management in consultation with Meridian concluded that our compensation programs do not create risks that are reasonably likely to have a material adverse effect on TransUnion.

Executive Compensation

Summary Compensation Table—2011

The following table presents information regarding the annual compensation for services to us, in all capacities, of our named executive officers. The amounts in the “Stock Awards” and “Option Awards” and “Non-Equity Incentive Plan Compensation” columns are further explained in the narrative following “—Grants of Plan Based Awards-2011.”

Name and Principal Position (a)	Year (b)	Salary(1) ($) (c)	Bonus ($) (d)	Stock Awards ($) (e)	Option Awards(2) ($) (f)	Non-Equity Incentive Plan Compensation(3) ($) (g)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($) (h)	All Other Compensation(4) ($) (i)	Total ($) (j)
Siddharth N. (Bobby) Mehta	2011	900,000	171,400	0	0	1,578,600	0	81,203	2,731,203
President & CEO	2010	900,000	0	1,725,042	2,019,878	1,170,000	0	125,761	5,940,681

Samuel A. Hamood	2011	450,000	60,000	0	0	621,860	0	62,742	1,194,602
Executive Vice President & Chief Financial Officer	2010	450,000	0	470,798	807,946	612,170	0	67,449	2,408,363

Mohit Kapoor (5)	2011	271,346	0	0	545,975	454,071	0	4,724	1,276,116
Executive Vice President & Chief Information and Technology Officer

Jeffrey J. Hellinga	2011	422,300	120,000	0	0	416,778	0	47,458	1,006,536
Executive Vice President, U.S. Information Services	2010	422,300	0	546,087	1,009,933	343,661	0	50,042	2,372,023

John W. Blenke	2011	464,600	0	0	0	390,032	0	54,956	909,588
Executive Vice President, Corporate General Counsel & Corporate Secretary	2010	464,600	0	352,014	504,967	292,814	0	57,608	1,672,003

(1)	The amounts shown in this column represent annual base salary. These amounts are not reduced to reflect the NEOs’ elections, if any, to defer receipt of salary under the TransUnion 401(k) & Savings Plan and/or the Trans Union LLC 401(k) and Supplemental Retirement Plan.
(2)	The amounts shown in this column represent the aggregate grant date “fair value” of option awards granted to the NEO during 2011 as computed in accordance with FASB (ASC) Topic 718, Compensation—Stock Compensation. Further details regarding these grants and the assumptions used to determine their “fair value” can be found in the narrative disclosure following the “Grants of Plan-Based Awards” table below.
(3)	The amounts shown in this column represent amounts paid under the annual incentive plan during 2012 for services performed in 2011. Amounts shown are not reduced to reflect the NEOs’ elections, if any, to defer receipt of salary under the TransUnion 401(k) & Savings Plan and/or the Trans Union LLC 401(k) and Supplemental Retirement Plan.
(4)	Information regarding the amounts shown in this column can be found in the “All Other Compensation” table and accompanying narrative to that table.
(5)	Mr. Kapoor joined us on April 25, 2011.

Detailed Analysis of “All Other Compensation” Column

Name (a)	Company Match & Retirement Contribution to Qualified 401(k) Savings Plan(1) $ (b)	Company Match & Retirement Contribution to Non- Qualified Retirement Plan(2) $ (c)	Group Term Life Imputed Income(3) $ (e)	Payment & gross-up on Medicare Tax related to contributions into Non- Qualified Retirement Plan(4) $ (f)	Total $ (g)
Siddharth N. (Bobby) Mehta	17,150	62,050	552	1,451	81,203
Samuel A. Hamood	17,150	44,206	240	1,146	62,742
Mohit Kapoor	4,469	0	255	0	4,724
Jeffrey J. Hellinga	17,150	29,043	552	713	47,458
John W. Blenke	17,150	36,037	1,032	737	54,956

(1)	For 2011, we matched 100% of the first 3% and 50% of the next 2% percent of recognizable compensation (subject to the 2011 Internal Revenue Code limit of $245,000) contributed on a pre-tax basis to the tax-qualified TransUnion 401(k) & Savings Plan. Additionally, in 2011, we made a discretionary 4% retirement contribution of recognizable 2010 compensation, as defined above, to the TransUnion 401(k) & Savings Plan.
(2)	For recognized compensation above the Internal Revenue Code limit of $245,000, we matched 100% of the first 3% and 50% of the next 2% contributed on a pre-tax basis to the TransUnion Retirement and 401(k) Supplemental Plan. Additionally, in 2011 for the 2010 plan year, we made a discretionary 4% retirement contribution of recognizable compensation to the TransUnion Retirement and 401(k) Supplemental Plan.
(3)	We provide life insurance to all full time employees in an amount equal to one times their annual salary, up to a maximum of $250,000. Internal Revenue Code section 79 provides an exclusion for the first $50,000 of group-term life insurance coverage provided under a policy carried directly or indirectly by an employer. The table above notes the imputed cost of coverage in excess of $50,000, which is based on the named executive officer’s age and coverage he receives.
(4)	Executive contributions made into the non-qualified deferred compensation plan are subject to Medicare tax at a rate of 1.45%. We provide this payment on behalf of the NEO and since the amount paid on behalf of the NEO is taxable to the executive, we “gross up” that payment.

Grants of Plan-Based Awards—2011

		Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)
Name (a)	Grant Date (b)	Threshold ($) (c)	Target ($) (d)	Maximum ($) (e)	All Other Option Awards: Number of Securities Underlying Options(2) (#) (f)		Exercise or Base Price of Option Awards ($/Sh) (g)	Grant Date Fair Value of Stock and Option Awards(3) ($) (h)
Siddharth N. (Bobby) Mehta		450,000	900,000	1,800,000	—		—	—
Samuel A. Hamood		170,000	340,000	680,000	—		—	—
Mohit Kapoor		125,000	250,000	500,000	—		—	—
	4/25/2011				90,000	(4)	24.37	545,975
Jeffrey J. Hellinga		158,350	316,700	633,400	—		—	—
John W. Blenke		116,150	232,300	464,600	—		—	—

(1)	Reflects payment opportunities under the Annual Bonus Plan described below under “2011 Annual Bonus Plan”. Threshold is the lowest payment opportunity at the lowest level of performance described by the plan (50% payout of target opportunity) for corporate and business unit financial performance metrics and individual performance (an “achieves expectations” threshold individual goal rating); target reflects a 100% payout of target opportunity; and maximum reflects 200% payout of target opportunity. These amounts are based on the individual’s current salary and position. The minimum payment is $0.
(2)	Reflects nonqualified stock options granted to each NEO during 2011 under the TransUnion Corp. 2010 Management Equity Plan.
(3)	Reflects the aggregate grant date fair value of stock and option awards calculated in accordance with FASB ASC Topic 718. For assumptions used in determining these values, see Note 16, “Stock-Based Compensation,” of the consolidated financial statements contained in our Form 10-K for the year ended December 31, 2011.
(4)	In connection with the 2012 Change in Control Transaction, all options became fully vested and were converted into the right to receive cash consideration in an amount equal to approximately $53.43 less the exercise price of the option times the number of shares subject to the option.

Additional Discussion of Material Items in “—Grants of Plan-Based Awards—2011”

Our executive compensation policies and practices are described in “—Executive Summary.” A summary of certain material terms of our compensation plans that relate to grants of plan-based awards is set forth below.

•

The non-equity incentive awards shown above were based on the formula described in “—2011 Compensation—2011 Annual Incentive Plan.” EBITDA, as adjusted for bonus plan purposes, was $353.4 million for 2011, resulting in a payout of 190.8% of target performance since the actual results exceeded target performance. Our actual revenue was approximately 101.25% of 2011’s plan, which resulted in a payout of 150% of target performance.

•

The size of the equity award granted to Mr. Kapoor was negotiated as a component of his employment offer. It was based on external market data and compensation Mr. Kapoor had received prior to joining us. The Compensation Committee approved Mr. Kapoor’s award, as well as his base salary and target bonus, as a component of his employment offer.

Outstanding Equity Awards at Fiscal Year-End

	Option Awards
Name (a)	Number of Securities Underlying Unexercised Options Exercisable (#) (b)	Number of Securities Underlying Unexercised Options Unexercisable(1) (#) (c)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Options (#) (d)	Option Exercise Price(2) (e)	Option Expiration Date (f)
Siddharth N. (Bobby) Mehta	49,944.30	283,017.70	—	$24.37	7/20/2020
Samuel A. Hamood	19,977.60	113,206.40	—	$24.37	7/20/2020
Mohit Kapoor	0	90,000	—	$24.37	4/25/2021
Jeffrey J. Hellinga	24,972.00	141,508.00	—	$24.37	7/20/2020
John W. Blenke	12,486.00	70,754.00	—	$24.37	7/20/2020

(1)

Fifty percent (50%) of the options were time vested options and vested as follows: twenty percent (20%) shall vest on the first anniversary of the grant date. Thereafter, five percent (5%) vested on the last day of each subsequent full calendar quarter until all the Time Vested Options have vested. For all NEOs with the exception of Mr. Kapoor, the first anniversary was June 15, 2011. Mr. Kapoor’s first anniversary was April 25, 2012. The remaining fifty percent (50%) of the options were performance based options and were to vest according to the time vesting schedule set forth above and if Madison Dearborn Partners cumulatively earned or was deemed to earn, (i) a Cash-on-Cash return equal to twenty percent (20%) and (ii) a Multiple of Money return equal to 2.25. In connection with the 2012 Change in Control Transaction, all unvested options became vested and each vested and unexercised option was cancelled and converted into the right to receive cash consideration in an amount equal to approximately $53.43 less the exercise price of the option times the number of shares subject to the option.
(2)	The option exercise price equals the per share price in the change in control transaction, which the Board determined to be fair market value.

Options Exercises and Stock Vested

No options were exercised in 2011.

Nonqualified Deferred Compensation

Name	Executive Contributions in Last FY(1) ($)	Registrant Contributions in Last FY(2) ($)	Aggregate Earnings in Last FY(3) ($)	Aggregate Balance at Last FYE ($)
Siddharth N. (Bobby) Mehta	36,346	62,050	13	424,480
Samuel A. Hamood	49,030	44,206	2,159	211,372
Mohit Kapoor	23,942	0	(36)	23,907
Jeffrey J. Hellinga	27,847	29,043	(1,066)	445,562
John W. Blenke	50,222	36,037	(172)	993,104

(1)	Includes amounts reflected under “Salary” and “Non-Equity Incentive Plan Compensation” in the Summary Compensation Table above for 2011.
(2)	Amounts included in this column are reflected under “All Other Compensation” in the Summary Compensation Table for 2011.
(3)	Amounts included in this column do not constitute above-market or preferential earnings and accordingly such amounts are not reported in the ‘Change in Pension Value and Nonqualified Deferred Compensation Earnings’ column of the Summary Compensation Table. Each NEO self-directs the investment of their non-qualified deferred compensation plan account balance into one or more of the available fourteen different investment funds. Consequently, the value of an NEO’s plan account balance may go up or down based on the performance of the selected investment funds.

Deferred Compensation Plan

This nonqualified plan is a tax deferred compensation program for a limited number of executives, including the named executive officers, and provides a favorable tax vehicle for deferring cash compensation (base salary and annual incentive payments). Pursuant to the plan, the NEO is able to defer up to 100% of cash compensation received. Amounts deferred are invested in any of fourteen different investment funds and are credited with gains or losses of the various funds selected by the participant. The plan does not offer any above-market rate of return to the NEO. Upon termination of employment, amounts deferred are paid, at the participant’s option, either in a lump sum or in annual installments over a period of either 5 or 10 years. Executives are not permitted to take loans from the account. We contribute a match equal to 100% of the first 3% and 50% on the next 2% of the executive’s contributions. Additionally, in 2011, the Compensation Committee approved a discretionary retirement contribution of an additional 4% of qualified 2010 earnings. Assets in this plan are held in a rabbi trust.

Payments upon Termination or Change-in-Control—2011

The following charts illustrate benefits that the named executive officers would receive upon the occurrence of certain separation scenarios, which are assumed to occur on December 31, 2011. No special payments are made upon resignation or retirement. In addition, we do not provide for any gross-up provision on severance payments. Descriptions of the provisions that govern these benefits are set forth following the charts.

Siddharth N. (Bobby) Mehta(1)

Type of Payment	Involuntary Termination(2) ($)	Death ($)	Disability ($)	Change In Control ($)
Severance Payments(3)	3,600,000			3,600,000
Outplacement(4)	35,000			35,000
Welfare Benefits(5)	35,598			35,598
Life Insurance Payout(6)		250,000
Disability Payments(7)			1,632,000

Total	3,670,598	250,000	1,632,000	3,670,598

(1)	Separation benefits are outlined in Mr. Mehta’s employment agreement, dated October 3, 2007. The table excludes (a) any amounts accrued through December 31, 2011 that would be paid in the normal course of employment, such as accrued but unpaid salary and earned annual bonus for 2011, and (b) vested account balances in our 401(k) Savings & Retirement Plan that are generally available to all of our U.S. associates. Actual amounts to be paid can only be determined at the time of such executive’s termination of service.
(2)	Involuntary Termination is defined in Mr. Mehta’s employment agreement as ‘without cause or resignation for good reason’.
(3)	A lump sum payment equal to four times Mr. Mehta’s base salary.
(4)	Reflects the cost to provide executive-level outplacement services for a period of one year.
(5)	Pursuant to Mr. Mehta’s employment agreement, this amount reflects the present value of 24 months of family PPO health and dental coverage using our 2011 COBRA premium rate.
(6)	Reflects the present value of life insurance provided as a benefit to all associates; equal to one times their annual base salary (rounded up to the next highest $1,000), with a maximum benefit of $250,000. In addition, we provide Accidental Death & Dismemberment protection to all associates; the present value of the principal sum is $50,000, but this amount is not included above. TransUnion also maintains a travel accident insurance policy for most associates, including executive officers that would provide an additional benefit equal to five times the associate’s annual salary, subject to a maximum amount of $5,000,000 for all losses arising out of one accident. This amount is not included above.
(7)	Reflects the value of the executive’s disability benefit as of December 31, 2011 (a) assuming full disability at December 31, 2011 and continuing through age 65, and (b) in today’s dollars without any discounting or increase.

Samuel A. Hamood(1)

Type of Payment	Involuntary Termination ($)	Death ($)	Disability ($)	Change In Control ($)
Severance Payments(2)	1,645,523			1,645,523
Outplacement(3)	35,000			35,000
Welfare Benefits(4)	26,699			26,699
Life Insurance Payout(5)		250,000
Disability Payments(6)			3,084,000

Total	1,707,222	250,000	3,084,000	1,707,222

(1)	The table excludes (a) any amounts accrued through December 31, 2011, that would be paid in the normal course of employment, such as accrued but unpaid salary and earned annual bonus for 2011, and (b) vested account balances in our 401(k) Savings & Retirement Plan that are generally available to all of our U.S. associates. Actual amounts to be paid can only be determined at the time of such executive’s termination of service.

(2)	Mr. Hamood entered into a Severance and Restrictive Covenant Agreement on June 15, 2010. If Mr. Hamood is terminated without Cause or he resigns for Good Reason (both defined in the Agreement), he receives a lump sum amount equal to COBRA premiums for 18 months and executive outplacement for one year, the value of which has been noted in the table. In addition, he receives a Base Salary Multiple in an amount equal to 1.5 times his annualized base salary during the year of covered termination and the average of his two previous years of actual bonuses under the annual bonus plan. This amount is calculated and noted in the Severance Payments line.
(3)	Reflects the cost to provide executive-level outplacement services for a period of one year.
(4)	This amount reflects the present value of 18 months of family PPO health and dental coverage using our 2012 COBRA premium rate.
(5)	Reflects the present value of life insurance provided as a benefit to all associates; equal to one times their annual base salary (rounded up to the next highest $1,000), with a maximum benefit of $250,000. In addition, we provide Accidental Death & Dismemberment protection to all associates; the present value of the principal sum is $50,000, but this amount is not included above. TransUnion also maintains a travel accident insurance policy for most associates, including executive officers that would provide an additional benefit equal to five times the associate’s annual salary, subject to a maximum amount of $5,000,000 for all losses arising out of one accident. This amount is not included above.
(6)	Reflects the value of the executive’s disability benefit as of December 31, 2011, (a) assuming full disability at December 31, 2011, and continuing through age 65, and (b) in today’s dollars without any discounting or increase.

Mohit Kapoor(1)

Type of Payment	Involuntary Termination ($)	Death ($)	Disability ($)	Change In Control ($)
Severance Payments(2)	1,303,607			1,303,607
Outplacement(3)	35,000			35,000
Welfare Benefits(4)	26,301			26,301
Life Insurance Payout(5)		250,000
Disability Payments(6)			2,424,000

Total	1,364,908	250,000	2,424,000	1,364,908

(1)	The table excludes (a) any amounts accrued through December 31, 2011, that would be paid in the normal course of employment, such as accrued but unpaid salary and earned annual bonus for 2011, and (b) vested account balances in our 401(k) Savings & Retirement Plan that are generally available to all of our U.S. associates. Actual amounts to be paid can only be determined at the time of such executive’s termination of service.
(2)	Mr. Kapoor entered into a Severance and Restrictive Covenant Agreement on April 25, 2011 (the date his employment with us began). If Mr. Kapoor is terminated without Cause or he resigns for Good Reason (both defined in the Agreement), he receives a lump sum amount equal to COBRA premiums for 18 months and executive outplacement for one year, the value of which has been noted in the table. In addition, he receives a Base Salary Multiple in an amount equal to 1.5 times his annualized base salary during the year of covered termination and the average of his two previous years of actual bonuses under the annual bonus plan. Since Mr. Kapoor is in his first year of employment, his bonus used in this calculation is simply the 2011 amount. This amount is calculated and noted in the Severance Payments line.
(3)	Reflects the cost to provide executive-level outplacement services for a period of one year.
(4)	This amount reflects the present value of 18 months of family PPO health and dental coverage using our 2012 COBRA premium rate.
(5)

Reflects the present value of life insurance provided as a benefit to all associates; equal to one times their annual base salary (rounded up to the next highest $1,000), with a maximum benefit of $250,000. In addition, we provide Accidental Death & Dismemberment protection to all associates; the present value of the principal sum is $50,000, but this amount is not included above. TransUnion also maintains a travel accident insurance policy for most associates, including executive officers that would provide an additional benefit equal to five times the associate’s annual salary, subject to a maximum amount of $5,000,000 for all losses arising out of one accident. This amount is not included above.
(6)	Reflects the value of the executive’s disability benefit as of December 31, 2011 (a) assuming full disability at December 31, 2011 and continuing through age 65, and (b) in today’s dollars without any discounting or increase.

Jeffrey J. Hellinga(1)

Type of Payment	Involuntary Termination ($)	Death ($)	Disability ($)	Change In Control ($)
Severance Payments(2)	1,293,779			1,293,779
Outplacement(3)	35,000			35,000
Welfare Benefits(4)	26,301			26,301
Life Insurance Payout(5)		250,000
Disability Payments(6)			1,680,000

Total	1,355,080	250,000	1,680,000	1,355,080

(1)	The table excludes (a) any amounts accrued through December 31, 2011, that would be paid in the normal course of employment, such as accrued but unpaid salary and earned annual bonus for 2011, and (b) vested account balances in our 401(k) Savings & Retirement Plan that are generally available to all of our U.S. associates. Actual amounts to be paid can only be determined at the time of such executive’s termination of service.
(2)	Mr. Hellinga entered into a Severance and Restrictive Covenant Agreement on June 15, 2010. If Mr. Hellinga is terminated without Cause or he resigns for Good Reason (both defined in the Agreement), he receives a lump sum amount equal to COBRA premiums for 18 months and executive outplacement for one year, the value of which has been noted in the table. In addition, he receives a Base Salary Multiple in an amount equal to 1.5 times his annualized base salary during the year of covered termination and the average of his two previous years of actual bonuses under the annual bonus plan. This amount is calculated and noted in the Severance Payments line.
(3)	Reflects the cost to provide executive-level outplacement services for a period of one year.
(4)	This amount reflects the present value of 18 months of family PPO health and dental coverage using our 2012 COBRA premium rate.
(5)	Reflects the present value of life insurance provided as a benefit to all associates; equal to one times their annual base salary (rounded up to the next highest $1,000), with a maximum benefit of $250,000. In addition, we provide Accidental Death & Dismemberment protection to all associates; the present value of the principal sum is $50,000, but this amount is not included above. TransUnion also maintains a travel accident insurance policy for most associates, including executive officers that would provide an additional benefit equal to five times the associate’s annual salary, subject to a maximum amount of $5,000,000 for all losses arising out of one accident. This amount is not included above.
(6)	Reflects the value of the executive’s disability benefit as of December 31, 2011 (a) assuming full disability at December 31, 2011 and continuing through age 65, and (b) in today’s dollars without any discounting or increase.

John W. Blenke(1)

Type of Payment	Involuntary Termination ($)	Death ($)	Disability ($)	Change In Control ($)
Severance Payments(2)	1,209,035			1,209,035
Outplacement(3)	35,000			35,000
Welfare Benefits(4)	17,723			17,723
Life Insurance Payout(5)		250,000
Disability Payments(6)			1,236,000

Total	1,261,758	250,000	1,236,000	1,261,758

(1)	The table excludes (a) any amounts accrued through December 31, 2011 that would be paid in the normal course of employment, such as accrued but unpaid salary and earned annual bonus for 2011, and (b) vested account balances in our 401(k) Savings & Retirement Plan that are generally available to all of our U.S. associates. Actual amounts to be paid can only be determined at the time of such executive’s termination of service.
(2)	Mr. Blenke entered into a Severance and Restrictive Covenant Agreement on June 15, 2010. If Mr. Blenke is terminated without Cause or he resigns for Good Reason (both defined in the Agreement), he receives a lump sum amount equal to COBRA premiums for 18 months and executive outplacement for one year, the value of which has been noted in the table. In addition, he receives a Base Salary Multiple in an amount equal to 1.5 times his annualized base salary during the year of covered termination and the average of his two previous years of actual bonuses under the annual bonus plan. This amount is calculated and noted in the Severance Payments line.
(3)	Reflects the cost to provide executive-level outplacement services for a period of one year.
(4)	This amount reflects the present value of 18 months of associate +1 PPO health and dental coverage using our 2012 COBRA premium rate.
(5)	Reflects the present value of life insurance provided as a benefit to all associates; equal to one times their annual base salary (rounded up to the next highest $1,000), with a maximum benefit of $250,000. In addition, we provide Accidental Death & Dismemberment protection to all associates; the present value of the principal sum is $50,000, but this amount is not included above. TransUnion also maintains a travel accident insurance policy for most associates, including executive officers that would provide an additional benefit equal to five times the associate’s annual salary, subject to a maximum amount of $5,000,000 for all losses arising out of one accident. This amount is not included above.
(6)	Reflects the value of the executive’s disability benefit as of December 31, 2011 (a) assuming full disability at December 31, 2011 and continuing through age 65, and (b) in today’s dollars without any discounting or increase.

Director Compensation

The following table sets forth the compensation received by the Company’s directors during 2011:

Name	Fees Earned or Paid in Cash(1)	Option Awards(2)	Total
Matthew A. Carey	$62,000	$141,485	$203,485
Reuben Gamoran	39,500	251,881	291,381
Renu S. Karnad	61,500	141,485	202,985
Nigel W. Morris	56,000	141,485	197,485
Penny Pritzker	350,000	—	350,000

(1)	Messrs. Canning, Hurd, Dombalagian and Magnus did not receive any compensation for their service on the board of directors. Effective February 9, 2011, Mr. Morris was appointed as a director. Effective June 28, 2011, Mr. Gamoran was appointed as a director.

(2)	The amounts shown in this column represent the aggregate grant date “fair value” of stock awards granted to the director during 2011 as computed in accordance with ASC Topic 718, “Compensation—Stock Compensation.” Further details regarding these grants and the assumptions used to determine their “fair value” can be found in the narrative disclosure following “—Grants of Plan-Based Awards—2011.”

Director Fees

In 2011, each of the Company’s non-employee and non-sponsor related directors, other than Ms. Pritzker, received a cash retainer of $40,000. The Audit Committee chair received $10,000. Additionally, each of the Company’s non-employee and non-sponsor related directors received $1,500 per board meeting and $1,000 per committee meeting attended. During 2011, Messrs. Dombalagian and Gamoran each served as the Audit Committee Chair, Ms. Pritzker served as the Compensation Committee Chair and Mr. Canning served as the Corporate Governance and Nominating Committee Chair.

Due to Ms. Pritzker’s time commitment and active involvement with the Company, as the Non-Executive Chairman of the Company’s board of directors, she received a fee of $350,000 for services in 2011.

Equity Awards

In 2011, Ms. Karnad and Messrs. Carey, Gamoran and Morris were each granted 16,000 stock options. The initial vesting date, exercise price and number of options held by each director as of December 31, 2011 was as follows:

Name	Initial Vesting Date	Exercise Price	Options Outstanding on 12/31/2011(1)
Matthew A. Carey	6/15/2011	$24.37	16,000
Reuben Gamoran	7/3/2012	$44.47	16,000
Renu S. Karnad	6/15/2011	$24.37	16,000
Nigel W. Morris	2/9/2012	$24.37	16,000

All director Options vest 20% on the initial vesting date and vest at five percent per quarter thereafter.

(1)	In connection with the 2012 Change in Control Transaction, all options became fully vested and were converted into the right to receive cash consideration in an amount equal to approximately $53.43 less the exercise price of the option times the number of shares subject to the option.

Other Directors and Mr. Mehta

Messrs. Canning, Hurd, Dombalagian and Magnus did not receive any compensation for their service on the Company’s board of directors. Mr. Mehta only receives compensation as an employee, and his compensation is disclosed under “—Executive Compensation—Summary Compensation Table—2011.”

Security Ownership of Certain Beneficial Owners

The following table sets forth certain information regarding the beneficial ownership of common stock of the Issuer as of July 24, 2012 by:

•	each person that is the beneficial owner of more than 5% of the outstanding common stock of the Issuer;

•	each member of the Board of Directors of the Issuer;

•	each named executive officer of TransUnion Corp.; and

•	all of the members of the Board of Directors and executive officers of the Issuer as a group.

The information below is based on a total of 109,724,826 shares of the Issuer’s common stock outstanding as of July 24, 2012 and disregards fractional shares.

Beneficial ownership for the purposes of the following table is determined in accordance with the rules and regulations of the SEC. These rules generally provide that a person is the beneficial owner of securities if such person has or shares the power to vote or direct the voting thereof, or to dispose or direct the disposition thereof or has the right to acquire such powers within 60 days. Common stock subject to options that are currently exercisable or exercisable within 60 days of July 24, 2012, are deemed to be outstanding and beneficially owned by the person holding the options. These shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person. Each beneficial owner of more than 5% of our common stock, director and executive officer named in the table furnished the beneficial ownership information set forth below to us. Except as disclosed in the footnotes to this table and subject to applicable community property laws, we believe that each stockholder identified in the table possesses sole voting and investment power over all shares of common stock shown as beneficially owned by the stockholder. Unless otherwise indicated in the table or footnotes below, the address for each beneficial owner is c/o TransUnion Corp., 555 West Adams Street, Chicago, Illinois 60661.

Name of Beneficial Owner	Shares of Common Stock Beneficially Owned	Percent of Common Stock Outstanding
5% or greater stockholders:
Investment funds affiliated with Advent International Corporation(1)	54,280,076	49.5%
Investment funds affiliated with The Goldman Sachs Group, Inc.(2)	54,280,076	49.5%
Directors and named executive officers:
Christopher Egan(3)	—	—
Leo F. Mullin(4)	24,826	*
Sumit Rajpal(5)	—	—
Steven M. Tadler(6)	—	—
Siddharth N. (Bobby) Mehta(7)	595,909	*
Samuel A. Hamood(8)	102,638	*
John W. Blenke(9)	79,430	*
Jeffrey J. Hellinga(10)	125,638	*
Mohit Kapoor(11)	47,078	*
All directors and executive officers as a group(12 persons)	1,164,674	1.0%

*	Less than 1%.
(1)

The funds managed by Advent International Corporation own 100% of Advent TransUnion Acquisition Limited Partnership, which in turn owns 49.5% of TransUnion Corp, for a 49.5% indirect ownership for the funds managed by Advent International Corporation. This 49.5% indirect ownership consists of 23,925,541.40 shares indirectly owned by Advent International GPE VI Limited Partnership, 15,333,825.79 shares indirectly owned by Advent International GPE VI-A Limited Partnership, 1,209,566.02 shares indirectly owned by Advent International GPE VI-B Limited Partnership, 1,231,262.28 shares indirectly owned by Advent International GPE VI-C Limited Partnership, 1,079,388.51 shares indirectly owned by Advent International GPE VI-D Limited Partnership, 2,972,386.46 shares indirectly owned by Advent International GPE VI-E Limited Partnership, 4,507,396.29 shares indirectly owned by Advent International GPE VI-F Limited Partnership, 2,836,784.89 shares indirectly owned by Advent International GPE VI-G Limited Partnership, 878,698.19 shares indirectly owned by Advent Partners GPE VI 2008 Limited Partnership, 32,544.38 shares indirectly owned by Advent Partners GPE VI 2009 Limited Partnership, 75,936.88 shares indirectly owned by Advent Partners GPE VI 2010 Limited Partnership, 75,936.88 shares indirectly owned by Advent Partners GPE VI-A Limited Partnership and 81,360.94 shares indirectly owned by Advent Partners GPE VI-A 2010 Limited Partnership. Advent International Corporation is the manager of Advent International LLC, which in turn is the general partner of GPE VI GP Limited Partnership and GPE VI GP (Delaware) Limited Partnership. GPE VI GP Limited Partnership is the general partner of Advent International GPE VI Limited Partnership, Advent International GPE VI-A Limited Partnership, Advent International GPE VI-B Limited Partnership, Advent International GPE VI-F Limited Partnership and Advent International GPE VI-G Limited Partnership. GPE VI GP (Delaware) is the general partner of Advent International GPE VI-C Limited Partnership, Advent International GPE VI-D Limited Partnership and Advent International GPE VI-E Limited Partnership. Advent International Corporation is the manager of Advent International LLC, which in turn is the general partner of Advent Partners GPE VI 2008 Limited Partnership, Advent Partners GPE VI 2009 Limited Partnership, Advent Partners GPE VI 2010 Limited Partnership, Advent Partners GPE VI-A Limited Partnership and Advent Partners GPE VI-A 2010 Limited Partnership. Advent International Corporation exercises voting and investment power over the shares held by each of these entities and may be deemed to have beneficial ownership of these shares. With respect to the common shares of TransUnion Corp., held by the funds managed by Advent International Corporation, a group of individuals currently composed of J. Christopher Egan, Richard F. Kane, David M. Mussafer and Steven M. Tadler exercises voting and investment power over the shares beneficially owned by Advent International Corporation. Each of Mr. Egan, Mr. Kane, Mr. Mussafer and Mr. Tadler disclaims beneficial ownership of the shares held by the funds managed by Advent International Corporation, except to the extent of their respective pecuniary interest therein. In addition, Harry Gambill, an Industry Advisor for Advent International, holds 39,447 shares of common stock. Through a written agreement with Mr. Gambill, Advent International Corporation has sole voting and at times, investment power over these shares. The address of Advent International Corporation and each of the funds listed above is c/o Advent International Corporation, 75 State Street, Boston, MA 02109.
(2)

GS Capital Partners VI Fund, L.P. and GS Capital Partners VI Parallel, L.P. own 21,182,997 and 5,824,963 shares of common stock of the Company, respectively. Spartan Shield Holdings owns 27,272,115 shares of common stock of the Company. GS Capital Partners VI Offshore Fund, L.P., GS Capital Partners VI GmbH & Co. KG, MBD 2011 Holdings, L.P., Bridge Street 2012 Holdings, L.P. and Opportunity Offshore-B Co-Invest AIV, L.P. (together with GS Capital Partners VI Fund, L.P. and GS Capital Partners VI Parallel, L.P., the “Goldman Sachs Funds”) own partnership interests of Spartan Shield Holdings. The Goldman Sachs Group, Inc., and Goldman, Sachs & Co. may be deemed to beneficially own indirectly, in the aggregate, all of the common stock owned by Spartan Shield Holdings because (i) affiliates of Goldman, Sachs & Co. and The Goldman Sachs Group, Inc. are the general partner, managing general partner, managing partner, managing member or member of the Goldman Sachs Funds and (ii) the Goldman Sachs Funds control Spartan Shield Holdings and have the power to vote or dispose of all of the common stock of the company owned by Spartan Shield Holdings. Goldman, Sachs & Co. is a direct and indirect wholly owned subsidiary of The Goldman Sachs Group, Inc. Goldman, Sachs & Co. is the investment manager of certain of the Goldman Sachs Funds. Shares of common stock that may be deemed to be beneficially owned by the Goldman Sachs Funds that correspond to the Goldman Sachs Funds’ partnership interests of Spartan Shield Holdings consist of: (1) 17,619,271 shares of common stock deemed to be beneficially owned by GS Capital Partners VI Offshore Fund, L.P., (2) 752,844 shares of common stock deemed to be beneficially owned by GS Capital Partners VI GmbH & Co. KG, (3) 650,000 shares of common stock deemed to be beneficially owned by MBD 2011 Holdings, L.P., (4) 750,000 shares of common stock deemed to be beneficially owned by Bridge Street 2012 Holdings, L.P., and (5) 7,500,000 shares of common stock deemed to be beneficially owned by Opportunity Offshore-B Co-Invest AIV, L.P. The Goldman Sachs Group, Inc. and Goldman, Sachs & Co. each disclaim beneficial ownership of the shares of common stock owned directly or indirectly by Spartan Shield Holdings and the Goldman Sachs Funds, except to the extent of their pecuniary interest therein, if any. The address of the Goldman Sachs Funds, The Goldman Sachs Group, Inc. and Goldman, Sachs & Co. is 200 West Street, New York, NY 10282.
(3)	Christopher Egan is a managing director at Advent International Corporation and may be deemed to beneficially own the shares held by the Advent funds. Mr. Egan disclaims beneficial ownership of the shares of the common stock indirectly owned by the funds managed by Advent International Corporation, except to the extent of his pecuniary interest therein. The address of Mr. Egan is c/o Advent International Corporation, 75 State Street, Boston, MA 02109.
(4)	Leo F. Mullin is a senior advisor, on a part-time basis, to Goldman Sachs Capital Partners. The address of Mr. Mullin is c/o Goldman, Sachs & Co., 200 West Street, New York, NY 10282.
(5)	Sumit Rajpal is a managing director of Goldman, Sachs & Co. As such, Mr. Rajpal may be deemed to have shared voting and investment power over, and therefore, may be deemed to beneficially own, shares of common stock of the Issuer owned by the Goldman Sachs Funds. The number of shares of common stock owned by Sumit Rajpal reflects all shares of common stock directly owned by Spartan Shield Holdings, with respect to which Sumit Rajpal may be deemed to share beneficial ownership. Mr. Rajpal disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein, if any. Mr. Rajpal holds no shares directly. The address of Mr. Rajpal is c/o Goldman, Sachs & Co., 200 West Street, New York, NY 10282.
(6)	Steven M. Tadler is a member of a group of persons who exercise voting and investment power over the shares of common stock beneficially owned by the funds managed by Advent International Corporation and may be deemed to beneficially own the shares held by these funds. Mr. Tadler disclaims beneficial ownership of the shares of common stock held by the funds managed by Advent International Corporation, except to the extent of his pecuniary interest therein. Mr. Tadler’s address is c/o Advent International Corporation, 75 State Street, Boston, MA 02109.
(7)	Mr. Mehta pledged 107,606.3637 shares of common stock as security for his indemnity obligation to the Sponsors under the Merger Agreement.
(8)	Mr. Hamood pledged 19,347.2713 shares of common stock as security for his indemnity obligation to the Sponsors under the Merger Agreement.
(9)	Mr. Blenke pledged 20,859.8864 shares of common stock as security for his indemnity obligation to the Sponsors under the Merger Agreement.
(10)	Mr. Hellinga pledged 22,526.9764 shares of common stock as security for his indemnity obligation to the Sponsors under the Merger Agreement.
(11)	Mr. Kapoor pledged 12,000.0000 shares of common stock as security for his indemnity obligation to the Sponsors under the Merger Agreement.

Certain Relationships and Related-Party Transactions

Current Relationships and Related-Party Transactions

Consulting Agreement

Concurrently with the closing of the 2012 Change in Control Transaction, we entered into a consulting agreement with Goldman, Sachs & Co., an affiliate of GSCP, and Advent (collectively, the “Service Providers”), pursuant to which the Service Providers will provide management, consulting and financial services to us and our divisions and subsidiaries. Pursuant to such agreement, we have agreed to pay the Service Providers (or their designated affiliates) an aggregate annual fee in an amount equal to $500,000, which amount will increase by 5% annually (the “Advisory Fee”), payable in equal quarterly installments in arrears at the end of each fiscal quarter, and reimburse out-of-pocket expenses incurred in connection with the provision of services pursuant to the agreement. Such Advisory Fee will be split equally between the Service Providers.

Stockholders Agreements

Concurrently with the closing of the 2012 Change in Control Transaction, we entered into a major stockholders’ agreement with the Sponsors with respect to the Sponsors’ investment. This agreement, among other things, provides that:

•

our board of directors will consist of a total of nine directors to be appointed as follows: three directors appointed by GSCP or their affiliates, three directors appointed by Advent or their affiliates, the chief executive officer (or equivalent) of the Company, and two independent directors designated jointly by GSCP and Advent;

•	the Sponsors will have drag-along rights with respect to shares of the Company owned by certain other stockholders of the Company; and

•	the Company will be required to obtain the prior written consent of certain stockholders and the Sponsors before taking specified actions.

Also concurrently with the closing of the 2012 Change in Control Transaction, we entered into a stockholders’ agreement with certain of our management stockholders and, with respect to particular matters only, the Sponsors. This stockholders’ agreement, among other things, provides that:

•

the management stockholders are restricted in their ability to transfer their shares of our common stock or shares of common stock received by such management stockholders upon exercise of options or other awards received pursuant to our equity incentive plan;

•	the management stockholders are subject to certain drag-along rights and entitled to certain tag-along rights with respect to specified transfers of shares of common stock of the Company;

•

until the date on the earliest to occur of the lapse of any lock-up restrictions entered into in connection with an initial public offering of our equity securities or a change in control of the Company, each management stockholder has appointed the Company as its attorney-in-fact and proxy to vote, provide a written consent or take any other action with respect to all matters in the same proportion as the shares of Common stock held by the Sponsors or their affiliates are voted on with respect to all such matters; and

•

upon the termination of employment of a management stockholder for any reason, the Company has the right, but not the obligation, to purchase all or a portion of such stockholder’s shares of common stock of the Company for a specified period of time and for a specified price or to assign such repurchase right to the Sponsors.

Registration Rights Agreement

Concurrently with the closing of the 2012 Change in Control Transaction, we entered into a registration rights agreement (the “2012 Registration Rights Agreement”) with the Sponsors and management stockholders.

Demand Registration Rights

Under the terms of the 2012 Registration Rights Agreement, at any time after the date on which holders of registrable securities are no longer subject to any underwriters’ lock-up or other similar contractual restriction on the sale of registrable securities in connection with our first initial public offering and sale of equity securities of TransUnion Holding or TransUnion Corp. and there is no currently effective shelf registration statement on file with the SEC, the Sponsors, or any one of them, may (1) request that we register all or a portion of such stockholder’s shares of our common stock on Form S-1 or any similar long-form registration statement, provided that such requesting stockholders (together with their respective affiliates) hold in the aggregate not less than ten percent of the registrable securities then outstanding (a “Long-Form Registration Statement”) or (2) request that we register all or a portion of such stockholder’s shares of our common stock on Form S-3 or any similar short-form registration statement if we are qualified to use such short form (a “Short-Form Registration Statement” and any such requested Short-Form Registration Statement or Long-Form Registration Statement being referred to as a “Demand Registration”). Any Demand Registration requested must be for a firm underwritten offering of registrable securities with an expected value of at least $10 million. The Sponsors shall have the right to request an unlimited number of Demand Registrations; provided that each of the Advent stockholders, on the one hand, and the GSCP stockholders, on the other hand, may request no more than two Demand Registrations in any 180-day period without the consent of each of the Sponsor stockholders that has not transferred more than 75% of its initial ownership interest in TransUnion Holding, and in no event shall we be required to effect more than four Demand Registrations in any 12-month period.

Once in every twelve months we may postpone for up to 30 days the filing or the effectiveness of, or suspend use of, a registration statement related to a previous Demand Registration if the filing, initial effectiveness or continued use of such registration statement would require us to publicly disclose material non-public information that, in our board of director’s good faith judgment, after consultation with our outside counsel, (1) would be required to be made in order to make such registration statement not materially misleading, (2) would not be required to be made at or prior to the time of filing such registration statement but for the filing of such registration statement, and (3) we have a bona fide business purpose for not disclosing publicly.

Shelf Registration Rights

After the date on which holders of registrable securities are no longer subject to any underwriters’ lock-up or other similar contractual restriction on the sale of registrable securities in connection with our first initial public offering and sale of equity securities of TransUnion Holding or TransUnion Corp., as promptly as practicable following the earlier of (1) a request by the Sponsors or any Sponsor holding, directly or indirectly, together with their respective affiliates in the aggregate, not less than ten percent of the registrable securities then outstanding or (2) the date on which we become a “well-known seasoned issuer” (as defined in Rule 405 under the Securities Act), we have agreed to file a shelf registration statement with the SEC relating to the offer and sale of all registrable securities held by such stockholders. We have agreed to use our reasonable best efforts to keep any such shelf registration statement continuously effective until the earlier of the date as of which all the shares covered thereby have been sold and the date as of which each of the stockholders is permitted to sell its registrable securities without registration pursuant to Rule 144 under the Securities Act without volume limitation or other restrictions on transfer thereunder. If the Sponsors or any Sponsor holding, directly or indirectly, together with their respective affiliates in the aggregate, not less than five percent of the registrable securities then outstanding so elect, an offering of registrable securities pursuant to the shelf registration statement shall be in the form of an underwritten offering.

Once in every twelve months we may suspend use of such shelf registration statement for up to 30 days if the continued use of such registration statement would require us to publicly disclose material non-public information that, in our board of director’s good faith judgment, after consultation with our outside counsel, (1) would be required to be made in order to make such shelf registration statement not materially misleading, (2) would not be required to be made at or prior to the time of filing such registration statement but for the filing of such registration statement, and (3) we have a bona fide business purpose for not disclosing publicly.

Piggyback Registration Rights

In the event that we propose to register shares of our common stock under the Securities Act, either for our own account or for the account of other security holders, we will notify all of the holders of our registrable securities of our intention to effect such a registration and will use our reasonable best efforts to include in such registration all shares requested to be included in the registration by each such stockholder.

Expenses of Registration, Restriction and Indemnification

We will pay all registration expenses, including the legal fees of all holders under the 2012 Registration Rights Agreement, other than underwriting discounts, commissions and transfer taxes, in connection with registering any shares of our common stock pursuant to any demand, shelf or piggyback registration described above.

The demand, shelf and piggyback registration rights are subject to customary restrictions such as blackout periods and any limitations on the number of shares to be included in the underwritten offering imposed by the managing underwriter. The 2012 Registration Rights Agreement also contains customary indemnification and contribution provisions.

Indemnification Agreements

Concurrently with the closing of the 2012 Change in Control Transaction, we entered into indemnification agreements with each of our directors. Each indemnification agreement provides that we will indemnify the director to the fullest extent permitted by Delaware law. Each indemnification agreement also provides, subject to limited exceptions, for indemnification for related expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by the applicable director in any action or proceeding, including any action by us arising out of such person’s services as our director.

Other Relationships

Goldman, Sachs & Co., one of the initial purchasers of the Outstanding Notes, is an affiliate of GSCP, one of the Sponsors, and therefore an affiliate of us. Goldman, Sachs & Co. also acted as financial advisor to the Sponsors in connection with the Merger. In connection with the 2012 Change in Control Transaction, we paid approximately $1.4 million in various financing fees to Goldman, Sachs & Co.

Tax Separation Agreement with Marmon

Prior to the distribution by Marmon, TransUnion Corp.’s former parent company, of TransUnion Corp.’s common stock to its stockholders in January 2005 (the “Spin-off”), TransUnion Corp., Marmon and our and their respective subsidiaries were included in the consolidated federal income tax return as well as various consolidated or combined state, local and foreign tax returns filed by Marmon. As a result of the Spin-off, we and our subsidiaries left the Marmon consolidated group, and we became the parent of a new consolidated group.

On January 1, 2005, TransUnion Corp., Marmon and our and their respective direct and indirect subsidiaries entered into a tax separation agreement. In general, Marmon agreed to indemnify us and our subsidiaries against:

•	taxes of the members of Marmon group prior to the Spin-off;

•	taxes attributable to the Spin-off and related transactions; and

•	liabilities of certain members of Marmon group prior to the Spin-off under the consolidated return rules or similar rules.

In general, TransUnion Corp. agreed to indemnify Marmon and its subsidiaries against:

•	our group’s share of Marmon’s taxes for periods prior to the Spin-off, calculated as if our group was a separate group for those periods;

•	our post-Spin-off taxes;

•	except with respect to certain specified pre-Spin-off matters, final audit adjustments attributable to our group’s members for pre-Spin-off periods; and

•	taxes attributable to a breach of certain provisions of the distribution agreement relating to the Spin-off.

The parties to the tax separation agreement agreed that Marmon will control any tax audit or similar proceeding related to tax periods ending on or before or including the Spin-off and will consult with us with respect to issues that impact us. Marmon’s settlement of such issues requires our reasonable consent.

Marmon is entitled to refunds and other tax benefits from periods prior to the Spin-off, provided that Marmon reimburses us for any refunds or tax benefits attributable to members of our group. The tax separation agreement provides that refunds for tax periods that straddle the Spin-off will be allocated equitably.

Payables

Other liabilities included $3.2 million as of June 30, 2012, due to certain Pritzker family business interests related to tax indemnification payments arising in connection with the 2010 Change in Control Transaction. See Note 2, “Change in Control,” to TransUnion Corp.’s audited consolidated financial statements appearing elsewhere in this prospectus.

Director Stock Purchase

On July 24, 2012, Leo F. Mullin, one of our directors, purchased 24,826 shares of our common stock at a purchase price of $10.07 per share. Additionally, Mr. Mullin is a senior advisor, on a part-time basis, to GSCP.

Related-Party Transactions No Longer In Effect

Stock Purchase Agreement

On April 28, 2010, TransUnion Corp. entered into a stock purchase agreement pursuant to which, among other things, an affiliate of Madison Dearborn (the “Purchaser”) agreed to acquire 51.0% of TransUnion Corp.’s outstanding common stock from certain existing and employee and director stockholders of TransUnion Corp.

The 2010 Change in Control Transaction was completed on June 15, 2010. Pursuant to the 2010 Change in Control Transaction, certain outstanding shares of TransUnion Corp. converted into the right to receive cash and were cancelled pursuant to Delaware law. In connection with the 2010 Change in Control Transaction, the Purchaser acquired voting common stock of TransUnion Corp. such that Purchaser held 51.0% of the total issued and outstanding common stock of TransUnion Corp.

The stock purchase agreement contained customary representations and warranties about TransUnion Corp., Trans Union LLC and the selling stockholders, as well as customary covenants and conditions to closing for similar transactions. In addition, the stock purchase agreement included indemnification provisions for breaches of representations and warranties that were subject to certain thresholds and caps.

Registration Rights Agreement

Concurrently with the closing of the 2010 Change in Control Transaction, TransUnion Corp. entered into a registration rights agreement (the “2010 registration rights agreement”) with certain of its stockholders, including Madison Dearborn and Pritzker family business interests. Under the 2010 registration rights agreement, these stockholders and their respective transferees were entitled to certain “long-form” (Form S-1) demand, “short-form” (Form S-3) demand and “piggyback” registration rights, subject to lock-up agreements.

Legal Services

TransUnion Corp. paid $0.1 million in 2012 (through the closing of the 2012 Change in Control Transaction), $1.3 million in 2011, $0.9 million in 2010 and $5.2 million in 2009 to the law firm of Neal, Gerber & Eisenberg LLP for legal services. Marshall E. Eisenberg, a partner in the law firm, is a co-trustee of certain Pritzker family U.S. situs trusts that, prior to the closing of the 2012 Change in Control Transaction, beneficially owned in excess of 5% of TransUnion Corp.’s common stock.

TransUnion Corp. paid $3.5 million in 2012 (through the closing of the 2012 Change in Control Transaction), $4.4 million in 2011, $3.9 million in 2010 and $0.5 million in 2009 to the law firm of Latham & Watkins LLP for legal services. Michael A. Pucker, a partner in the law firm, is an immediate family member of a co-trustee of certain Pritzker family U.S. situs trusts that, prior to the closing of the 2012 Change in Control Transaction, beneficially owned in excess of 5% of TransUnion Corp.’s common stock.

Other Fees

In connection with the 2010 Change in Control Transaction, TransUnion Corp. paid $13.0 million to Madison Dearborn and $2.6 million to The Pritzker Organization, L.L.C.

Pritzker Realty Group, L.P. (“PRG”) maintains business offices at 71 South Wacker Drive, Chicago, Illinois. PRG is owned by Pritzker family business interests. Penny Pritzker, one of TransUnion Corp.’s former directors, is the President and Chief Executive Officer of PRG and maintains an office at 71 South Wacker Drive. Due to Ms. Pritzker’s time commitment and active involvement with us, we agreed to pay a portion of the occupancy and operation costs related to this office space. We made aggregate payments to PRG of $127,935 in 2010 and $93,832 in 2009 for our share of these office costs. We no longer pay office costs for Ms. Pritzker and did not make any payments for office costs during 2011.

Debt

In connection with the 2010 Change in Control Transaction, TransUnion Corp. borrowed $16.7 million from an entity owned by Pritzker family business interests under the RFC loan. The loan was an unsecured, non-interest bearing note, discounted by $2.5 million for imputed interest, due December 15, 2018, with prepayments of principal due annually based on excess foreign cash flows. The loan was repaid in full in connection with the closing of the 2012 Change in Control Transaction.

Sale of Auction Rate Securities

In connection with the 2010 Change in Control Transaction, on June 15, 2010, TransUnion Corp. sold auction rate securities at fair value to an entity owned by Pritzker family business interests for $25.0 million, which was equal to the par value of such auction rate securities. This sale was made to assist in financing the 2010 Change in Control Transaction.

Stock Repurchases

On November 3, 2009, TransUnion Corp.’s board of directors approved an offer to purchase up to $900.0 million of stock for cash from its stockholders of record as of November 17, 2009, including Pritzker family business interests. On December 17, 2009, TransUnion Corp. purchased $897.3 million of common stock from Pritzker family business interests at a purchase price of $26.24 per share.

See Note 14, “Earnings Per Share,” of TransUnion Corp.’s audited consolidated financial statements appearing elsewhere in this prospectus.

Issuances of Common Stock

On April 8, 2011, TransUnion Corp. issued an aggregate of 30,775 shares of common stock to QED Fund I, LP in a private placement transaction at a purchase price of $24.37 per share. One of TransUnion Corp.’s former directors is the managing member of QED Partners, LLC, the general partner of QED Fund I, LP, and is a 98% limited partner of QED Fund I, LP. Additionally, this former director is the managing member of QED Investors, LLC, the manager of QED Fund I, LP.

On May 3, 2011, we issued an aggregate of 22,500 shares of common stock to Matthew A. Carey, one of TransUnion Corp.’s former directors, in a private placement transaction at a purchase price of $24.37 per share.

Investment Purchase

On November 4, 2011, TransUnion Corp. purchased 318,471 shares of Series A Preferred Stock of L2C, Inc. from QED Fund I, LP at a purchase price of $3.14 per share.
Related Party Transaction Policy

We do not currently have a written policy on related party transactions. All of the transactions described under above were approved by our or TransUnion Corp.’s board of directors, as applicable.

Description of Other Indebtedness

The following description of our other indebtedness does not purport to be complete and is qualified in its entirety by reference to the provisions of the various agreements and indentures related thereto.

Trans Union LLC Senior Secured Credit Facility

In connection with the 2010 Change in Control Transaction, Trans Union LLC entered into its senior secured credit facility. Set forth below is a summary of the terms of the senior secured credit facility, as amended.

General

The senior secured credit facility provides for senior secured financing of up to $1,160.0 million, consisting of:

•	a $950.0 million senior secured term loan maturing on February 10, 2018, that was drawn in full in connection with the consummation of the 2010 Change in Control Transaction; and

•

a $210.0 million senior secured revolving credit facility maturing on June 15, 2015, with respect to $25.0 million of the revolving commitments, maturing on February 10, 2016, with respect to $30.0 million of the revolving commitments and maturing on February 10, 2017 with respect to $155.0 million of the revolving commitments, including both a letter of credit sub-facility and a swingline loan sub-facility.

In addition, Trans Union LLC may request additional tranches of term loans or increases to the senior secured revolving credit facility in an aggregate amount up to $300.0 million, plus an additional amount of indebtedness under the senior secured credit facility or separate facilities permitted by the senior secured credit facility so long as certain financial conditions are met, subject, in each case, to certain conditions and receipt of commitments by existing or additional financial institutions or institutional lenders.

Trans Union LLC is the borrower under this facility. All borrowings under the senior secured credit facility are subject to the satisfaction of customary conditions, including the absence of a default and the accuracy of representations and warranties.

Interest and Fees

Interest rates on borrowings under the senior secured credit facility are based, at our election, on LIBOR or an alternate base rate. The interest rate is subject to a floor between 1.5% and 1.75% for LIBOR loans and 2.50% to 2.75% for alternate base rate loans, plus an applicable margin of between 3.50% and 5.00% for LIBOR loans and 2.50% and 4.00% for base rate loans, based on the senior secured net leverage ratio. The alternate base rate is the greatest of (i) the rate that our administrative agent announces from time to time as its prime lending rate; (ii) one-half of 1.00% in excess of the overnight federal funds rate and (iii) the adjusted eurodollar rate for a one-month interest period plus 1.00%.

Any incremental term facility may have a different interest rate, provided that the interest rate of the incremental term facility, other than with respect to unsecured and junior lien incremental facilities, cannot exceed the interest rate on the existing senior secured term loan by greater than 0.50%.

Swingline loans bear interest at the interest rate applicable to alternate base rate revolving loans.

In addition, Trans Union LLC is required to pay each lender a commitment fee of 0.50% quarterly in arrears on the daily unused commitments, excluding drawings under the swingline facility, under the senior secured revolving credit facility. Trans Union LLC is required to pay letter of credit fees equal to the applicable margin of LIBOR loans to be shared proportionately by the lenders as well as a fronting fee to be paid to the letter of credit issuer for its own account.

Prepayments

Subject to exceptions, the senior secured credit facility requires mandatory prepayments of senior secured term loans in amounts equal to:

•

beginning in 2013, between 0% and 50% of the prior year’s excess cash flows with such percentage determined based on the senior secured net leverage ratio for such prior year, each as defined in the senior secured credit facility;

•	100% of the net cash proceeds from asset sales and insurance recovery and condemnation events, subject to reinvestment rights and certain other exceptions; and

•	100% of the net cash proceeds from certain incurrences of debt.

Voluntary prepayments and commitment reductions are permitted, in whole or in part, in minimum amounts, with a 1% prepayment premium until the first anniversary of the amendment and extension (payable upon a repricing transaction whereby the senior secured credit facility is either refinanced or amended to reduce the effective yield of such indebtedness) and without premium or penalty thereafter, other than customary breakage costs with respect to LIBOR rate loans.

Amortization of Principal

The Trans Union LLC senior secured credit facility requires scheduled quarterly payments on the senior secured term loans equal to one-fourth of 1% of the original principal amount of the senior secured term loans, with the balance paid at maturity.

Collateral and Guarantors

The Trans Union LLC senior secured credit facility is guaranteed by TransUnion Corp. and certain of its current and future domestic wholly-owned subsidiaries, and is secured by a perfected security interest in certain of Trans Union LLC’s existing and future property and assets and by a pledge of the capital stock of Trans Union LLC and its domestic subsidiaries and up to 65% of the capital stock of certain of its foreign subsidiaries.

Restrictive Covenants and Other Matters

As a condition to borrowing and as of the end of any fiscal quarter for which Trans Union LLC has borrowings outstanding under the senior secured revolving credit facility, the senior secured credit facility requires that Trans Union LLC has a senior secured leverage ratio, which is calculated net of up to $150.0 million of unrestricted cash and cash equivalents, equal to or less than 4.25 to 1.0 for periods between January 1, 2012, through June 30, 2012, and 4.0 to 1.0 for all periods thereafter, calculated on a pro forma basis. In addition, the senior secured credit facility includes negative covenants, subject to significant exceptions, restricting or limiting Trans Union LLC’s ability and the ability of Trans Union LLC’s restricted subsidiaries to, among other things:

•	incur, assume or permit to exist additional indebtedness or guarantees;

•	incur liens and engage in sale and leaseback transactions;

•	make loans and investments;

•	declare dividends, make payments or redeem or repurchase capital stock;

•	engage in mergers, acquisitions and other business combinations;

•	prepay, redeem or purchase certain indebtedness, including Trans Union LLC’s senior notes;

•	amend or otherwise alter the terms of certain of our indebtedness, including Trans Union LLC’s senior notes;

•	enter into agreements limiting subsidiary distributions;

•	sell assets (including sale-leaseback transactions);

•	conduct transactions with affiliates;

•	change the business that we conduct;

•	issue disqualified equity interests;

•	change its fiscal year; and

•	enter into any agreement containing a restriction that limits the ability to grant liens in favor of the lenders under the senior secured credit facility.

The senior secured credit facility contains certain customary representations and warranties, affirmative covenants and events of default, including payment defaults, breach of representations and warranties, covenant defaults, change of control, cross-defaults to certain indebtedness, certain events of bankruptcy, certain events under ERISA, material judgments, actual or asserted failure of any guaranty or material security document supporting the senior secured credit facility to be in full force and effect. If such an event of default occurs, the lenders under the senior secured credit facility would be entitled to take various actions, including the acceleration of amounts due under the senior secured credit facility and all actions permitted to be taken by a secured creditor.

Trans Union LLC Senior Notes

On June 15, 2010, Trans Union LLC and TransUnion Financing Corporation (together, the “senior notes issuers”), wholly-owned subsidiaries of TransUnion Corp., issued the Trans Union LLC senior notes to finance part of the 2010 Change in Control Transaction. See Note 2, “Change in Control,” of TransUnion Corp.’s audited consolidated financial statements appearing elsewhere in this prospectus.

Optional Redemption

The senior notes issuers may redeem any of the Trans Union LLC senior notes beginning on June 15, 2014, at the redemption prices set forth below (as a percentage of par) plus accrued and unpaid interest.

Year	Price
2014	105.688%
2015	102.844%
2016 and thereafter	100.000%

The senior notes issuers may also redeem any of the Trans Union LLC senior notes at any time before June 15, 2014, at a redemption price equal to 100% of the aggregate principal amount of the existing notes to be redeemed plus a “make-whole” premium, as defined in the indenture governing Trans Union LLC’s senior notes, and accrued and unpaid interest, if any, to the redemption date.

In addition, at any time before June 15, 2013, the senior notes issuers may redeem up to 35% of the aggregate principal amount of the Trans Union LLC senior notes with the net cash proceeds of an initial public offering at a redemption price equal to 111.375% of the principal amount of the existing notes to be redeemed plus accrued and unpaid interest, if any, to the redemption date.

Change of Control

Upon the occurrence of a change of control, holders of the Trans Union LLC senior notes will have the right to require the senior notes issuers to repurchase any or all of Trans Union LLC’s senior notes at a price equal to 101% of the principal amount thereof plus accrued and unpaid interest, if any, to the purchase date.

Asset Sales

If the senior notes issuers or any of their restricted subsidiaries sell assets under certain circumstances, the senior notes issuers will be required to make an offer to purchase the Trans Union LLC senior notes at their face amount, plus accrued and unpaid interest, if any, to the purchase date.

Certain Covenants

The indenture governing the Trans Union LLC senior notes restricts the senior notes issuers’ ability and the ability of their restricted subsidiaries to, among other things:

•	incur certain additional indebtedness and issue preferred stock;

•	make certain dividends, distributions, investments and other restricted payments;

•	sell certain assets;

•	agree to any restrictions on the ability of restricted subsidiaries to make payments to the Issuers;

•	create certain liens;

•	merge, consolidate or sell substantially all of our assets; and

•	enter into certain transactions with affiliates.

The indenture also restricts the activities that TransUnion Financing Corporation can engage in.

These covenants are subject to a number of important exceptions and qualifications.

Description of the Notes

General

Certain terms used in this description are defined under the subheading “Certain Definitions.” In this description, the terms “Issuer,” “we,” “our” or “us” refer to TransUnion Holding Company, Inc., a Delaware corporation, and not to any of its subsidiaries.

The Issuer issued $600,000,000 aggregate principal amount of 9.625% / 10.375% Senior PIK Toggle Notes, Series A (the “Outstanding Notes”) under an indenture dated March 21, 2012 (the “Indenture”) between the Issuer and Wells Fargo Bank, National Association, as trustee (the “Trustee”). The Exchange Notes will be issued under the Indenture, and their terms are substantially identical to the Outstanding Notes, except that the transfer restrictions and registration rights relating to the Outstanding Notes will not apply to the Exchange Notes. We refer to the Exchange Notes and the Outstanding Notes collectively as the “Notes.” The terms of the Notes include those stated in the Indenture and certain provisions of the Trust Indenture Act made part of the Indenture by reference thereto.

The following description is only a summary of the material provisions of the Indenture and the Notes and does not purport to be complete and is qualified in its entirety by reference to the provisions of those agreements, including the definitions therein of certain terms used below. We urge you to read the Indenture and the Notes because they, and not this description, define your rights as Holders of the Notes. You may request copies of the Indenture and the Notes at our address set forth under the heading “Summary.”

Brief Description of the Notes

The Notes:

•	are general senior unsecured obligations of the Issuer;

•	are pari passu in right of payment with all existing and future Senior Indebtedness of the Issuer;

•	are senior in right of payment to any future Subordinated Indebtedness of the Issuer;

•	except in certain limited circumstances, are not guaranteed by any Subsidiary of the Issuer;

•	are effectively subordinated to any existing or future Indebtedness of the Issuer that is secured by Liens on assets of the Issuer to the extent of the value of such assets; and

•

are structurally subordinated to all existing and future Indebtedness (including the Trans Union LLC Senior Notes and Indebtedness under the Senior Credit Facilities) of, and other claims and obligations (including preferred stock) of, the Subsidiaries of the Issuer, except to the extent the Notes are guaranteed by any Subsidiary of the Issuer in the future.

Note Guarantees

The Notes are not guaranteed by any of the Issuer’s Subsidiaries.

To the extent that any Subsidiary of the Issuer guarantees the Notes in the future pursuant to the covenant described under “Certain Covenants—Future Guarantees,” then such Subsidiary Guarantor, as primary obligor and not merely as surety, will, jointly and severally with any other Subsidiary Guarantor, irrevocably and unconditionally guarantee, on an unsecured senior basis, the performance and full and punctual payment when due, whether at maturity, by acceleration or otherwise, of all obligations of the Issuer under the Indenture and the Notes, whether for payment of principal of, premium, if any, or interest in respect of the Notes, expenses, indemnification or otherwise, on the terms set forth in the Indenture.

The obligations of each Subsidiary Guarantor (if any) under its Subsidiary Guarantee will be limited as necessary to prevent the Subsidiary Guarantees from constituting a fraudulent conveyance under applicable law.

Any entity that makes a payment under its Subsidiary Guarantee will be entitled upon payment in full of all guaranteed obligations under the Indenture to a contribution from each other Subsidiary Guarantor in an amount equal to such other Subsidiary Guarantor’s pro rata portion of such payment based on the respective net assets of all the Subsidiary Guarantors at the time of such payment determined in accordance with GAAP.

If a Subsidiary Guarantee were rendered voidable, it could be subordinated by a court to all other indebtedness (including guarantees and other contingent liabilities) of the Subsidiary Guarantor, and, depending on the amount of such indebtedness, a Subsidiary Guarantor’s liability on its Subsidiary Guarantee could be reduced to zero. See “Risk Factors—Risks Related to the Exchange Offer and Our Indebtedness—Federal and state fraudulent transfer laws may permit a court to void the Exchange Notes, and if that occurs, you may not receive any payments on the Exchange Notes.”

A Subsidiary Guarantee by a Subsidiary Guarantor (if any) shall provide by its terms that it shall be automatically and unconditionally released and discharged upon:

(a)	any sale, exchange or transfer (by merger or otherwise) of (i) the Capital Stock of such Subsidiary Guarantor (including any sale, exchange or transfer after which the applicable Subsidiary Guarantor is no longer a Restricted Subsidiary) or (ii) all or substantially all the assets of such Subsidiary Guarantor made in compliance with the applicable provisions of the Indenture;

(b)	the release or discharge of the guarantee that resulted in the creation of such Subsidiary Guarantee pursuant to the covenant described below under “Certain Covenants—Future Guarantees”;

(c)	the proper designation of any Restricted Subsidiary that is a Subsidiary Guarantor as an Unrestricted Subsidiary; or

(d)	the Issuer exercising its legal defeasance option or covenant defeasance option as described under “Legal Defeasance and Covenant Defeasance” or the Issuer’s obligations under the Indenture being discharged in accordance with the terms of the Indenture.

Ranking

The payment of the principal of, premium, if any, and interest on the Notes and the payment of any future Subsidiary Guarantee, if any, ranks pari passu in right of payment with all Senior Indebtedness of the Issuer or the relevant Subsidiary Guarantor, as the case may be.

The Issuer is a newly formed holding company and does not have any operations or any material assets other than the ownership of the capital stock of TransUnion Corp. The operations of the Issuer are conducted entirely through its indirect Subsidiaries and, therefore, the Issuer depends on the cash flow of its Subsidiaries to meet its obligations, including its obligations under the Notes. Accordingly, the Issuer’s ability to make any cash payments to the Holders of the Notes is limited by the Senior Credit Facilities and the Trans Union LLC Senior Notes, each of which limits the ability of TransUnion Corp. and its Subsidiaries to pay dividends or make other distributions to the Issuer. There can be no assurance that sufficient funds will be available when necessary to make any required cash payments under the Notes. See “Risk Factors—Risks Related to the Exchange Offer and Our Indebtedness—Claims of noteholders will be structurally subordinated to claims of creditors of our subsidiaries.”

In addition, unless a Subsidiary of the Issuer is a Subsidiary Guarantor, claims of creditors of such Subsidiary, including trade creditors, and claims of preferred stockholders (if any) of such Subsidiary generally will have priority with respect to the assets and earnings of such Subsidiary over the claims of creditors of the Issuer, including the Holders of the Notes. The Notes, therefore, are structurally subordinated to claims of holders of Indebtedness, including the lenders under the Senior Credit Facilities and the holders of the Trans Union LLC Senior Notes, and other creditors (including trade creditors) and preferred stockholders (if any) of all Subsidiaries of the Issuer that are not Subsidiary Guarantors.

As of June 30, 2012,

(1)	the Issuer on a stand-alone basis had $600.0 million of Indebtedness outstanding consisting entirely of the Outstanding Notes; and

(2)	TransUnion Corp. and its Subsidiaries had $1,705.8 million of total Indebtedness outstanding, including borrowings under the Senior Credit Facilities and the Trans Union LLC Senior Notes, all of which would be structurally senior to the Outstanding Notes.

Although the Indenture contains limitations on the amount of additional Indebtedness that the Issuer and its Restricted Subsidiaries may incur, such limitations are subject to significant exceptions and qualifications. See “Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock.”

Paying Agent and Registrar for the Notes

The Issuer will maintain one or more paying agents for the Notes in the Borough of Manhattan, City of New York. The initial paying agent for the Notes will be the Trustee.

The Issuer will also maintain a registrar with offices in the Borough of Manhattan, City of New York. The initial registrar will be the Trustee. The registrar will maintain a register reflecting ownership of the Notes outstanding from time to time and will make payments on and facilitate transfer of Notes on behalf of the Issuer.

The Issuer may change the paying agents or the registrars without prior notice to the Holders. The Issuer or any of its Subsidiaries may act as a paying agent or registrar.

Transfer and Exchange

A Holder may transfer or exchange Notes in accordance with the Indenture. The registrar and the Trustee may require a Holder to furnish appropriate endorsements and transfer documents in connection with a transfer of Notes. Holders will be required to pay all taxes due on transfer. The Issuer is not required to transfer or exchange any Note selected for redemption. Also, the Issuer is not required to transfer or exchange any Note for a period of 15 days before a selection of Notes to be redeemed.

Principal, Maturity and Interest

The Issuer issued $600,000,000 of Notes. The Notes will mature on June 15, 2018. Subject to compliance with the covenant described below under the caption “Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock,” the Issuer may issue additional Notes from time to time after this offering under the Indenture (“Additional Notes”).

In addition, if the Issuer is entitled to pay PIK Interest (as defined herein) or Partial PIK Interest (as defined herein) in respect of the Notes as described below, the Issuer may elect (subject to the restrictions described below) to either increase the outstanding principal amount of the Notes or issue additional Notes (the “PIK Notes”) under the Indenture having the same terms as the Notes offered hereby (in each case, a “PIK Payment”). The Notes and any Additional Notes and PIK Notes subsequently issued under the Indenture shall be treated as a single class for all purposes under the Indenture, including waivers, amendments, redemptions and offers to purchase. Unless the context requires otherwise, references to “Notes” for all purposes of the Indenture and this “Description of the Notes” include any Additional Notes and any PIK Notes that are actually issued and any references to “principal amount” of the Notes include any increase in the principal amount of the Notes as a result of a PIK Payment.

Each Note bears interest at a rate of 9.625% per annum with respect to Cash Interest (as defined herein) and 10.375% per annum with respect to any PIK Interest (including any Partial PIK Interest) from the Issue Date or from the most recent date to which interest has been paid or provided for, payable semiannually to Holders of record at the close of business on March 1 and September 1 whether or not such date is a business day immediately preceding each March 15 and September 15 of each year (each such date, an “Interest Payment Date”), commencing with the September 15, 2012 Interest Payment Date. Interest on the Outstanding Notes accepted for exchange in the Exchange Offer will cease to accrue upon the issuance of the Exchange Notes. The Exchange Notes will bear interest from the date of issuance, and such interest will be payable, together with accrued and unpaid interest on the Outstanding Notes accepted for exchange, on the first interest payment date following the closing of the Exchange Offer. Interest will continue to accrue on any Outstanding Notes that are not exchanged for Exchange Notes in the Exchange Offer. Interest will be paid on the basis of a 360-day year consisting of twelve 30-day months (provided that interest in respect of the Interest Period due on September 15, 2012 and the final Interest Period ending at stated maturity shall be paid in cash). Subject to the issuance of PIK Notes as described herein, the Notes will be issued in minimum denominations of $2,000 and integral multiples of $1.00 in excess thereof. PIK Payments on the PIK Notes will be made in PIK Note denominations of $1.00 and any integral multiple of $1.00 in excess thereof.

Except as provided in the immediately succeeding sentence and the definition of “Applicable Amount,” interest on the Notes shall be payable entirely in cash (such interest, “Cash Interest”) on the then outstanding principal amount of the Notes. For any Interest Period (as defined herein) after the initial Interest Period and other than the Interest Period ending at stated maturity, if the Applicable Amount (as defined herein) as determined on the Determination Date (as defined herein) for such Interest Period shall:

(i)	equal or exceed 75%, but less than 100%, of the aggregate amount of Cash Interest that would otherwise be due on the relevant Interest Payment Date, then the Issuer may, at its option, elect to pay interest on (a) 25% of the then outstanding principal amount of the Notes by increasing the principal amount of the Notes or issuing PIK Notes and (b) 75% of the then outstanding principal amount of the Notes in cash;

(ii)	equal or exceed 50%, but be less than 75%, of the aggregate amount of Cash Interest that would otherwise be due on the relevant Interest Payment Date, then the Issuer may, at its option, elect to pay interest on (a) 50% of the then outstanding principal amount of the Notes by increasing the principal amount of the Notes or issuing PIK Notes and (b) 50% of the then outstanding principal amount of the Notes in cash;

(iii)	equal or exceed 25%, but be less than 50%, of the aggregate amount of Cash Interest that would otherwise be due on the relevant Interest Payment Date, then the Issuer may, at its option, elect to pay interest on (a) 75% of the then outstanding principal amount of the Notes by increasing the principal amount of the Notes or issuing PIK Notes and (b) 25% of the then outstanding principal amount of the Notes in cash; or

(iv)	be less than 25% of the aggregate amount of Cash Interest that would otherwise be due on the relevant Interest Payment Date, then the Issuer may, at its option, elect to pay interest on the Notes entirely by increasing the principal amount of the then Outstanding Notes or by issuing PIK Notes.

Notwithstanding the foregoing, if the Issuer or any of its Restricted Subsidiaries makes an Equity Restricted Payment on any date (other than a Determination Date), then interest on the Notes in respect of the Interest Period corresponding to the Determination Date immediately following the date of such Equity Restricted Payment shall be paid entirely in cash.

The payment of interest on the Notes through an increase in the principal amount of the Outstanding Notes or through the issuance of PIK Notes is herein referred to as (i) “PIK Interest” to the extent all interest due on an Interest Payment Date is so paid and (ii) “Partial PIK Interest” to the extent that only a portion of the interest due on an Interest Payment Date is so paid.

The insufficiency or lack of funds available to the Issuer to pay Cash Interest as required by the immediately preceding paragraph shall not permit the Issuer to pay PIK Interest (including Partial PIK Interest) in respect of any Interest Period and the sole right of the Issuer to elect to pay PIK Interest shall be as (and to the extent) provided in the immediately preceding paragraph. We cannot assure you that TransUnion Corp. will have the ability to dividend funds to us in order to allow us to make Cash Interest payments on the Notes. The ability of TransUnion Corp. and its Subsidiaries to make dividends or distributions to us is subject to important limitations. See “Description of Other Indebtedness” and “Risk Factors—Risks Related to the Exchange Offer and Our Indebtedness—We are the sole obligor of the Exchange Notes and our direct and indirect subsidiaries do not guarantee our obligations under the Exchange Notes and do not have any obligation with respect to the Exchange Notes.”

As used herein,

(a)	“Applicable Amount” shall be the amount equal to the sum (without duplication) of (i)(a)(A) the maximum amount of all dividends and distributions which, as of the applicable Determination Date, would be permitted to be paid in cash to the Issuer (in a manner that does not restrict the use of such cash for paying Cash Interest, including dividends and distributions the distribution of which are conditioned upon such being utilized for a purpose other than paying Cash Interest (including, without limitation, amounts permitted to be distributed to the Issuer solely for the purpose of paying taxes attributable to the Issuer’s consolidated Subsidiaries) as the result of restrictions on the ability to make such dividends or distributions; provided such restrictions are otherwise permitted by the covenant described under “Certain Covenants—Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries” including, without limitation, any restrictions and limitations in the Senior Credit Facilities, the Trans Union LLC Senior Notes or any agreement that amends, modifies, renews, increases, supplements, refunds, replaces or refinances such Indebtedness, (collectively “Restricted Cash”) by all direct and indirect Restricted Subsidiaries of the Issuer after giving effect to all corporate shareholder or other comparable actions required in order to make such payment, requirements of applicable law and all restrictions on the ability to make such dividends or distribution that are otherwise permitted by the covenant described under “Certain Covenants—Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries” (including, without limitation, any restrictions and limitations in the Senior Credit Facilities, the Trans Union LLC Senior Notes or any agreement that amends, modifies, renews, increases, supplements, refunds, replaces or refinances such Indebtedness) and, in each case, without regard to whether any such Restricted Subsidiary shall have any funds available to make any such dividends or distributions, less (b) $20.0 million and (ii) (a) all cash and Cash Equivalents on hand at the Issuer as of such Determination Date (other than any cash and Cash Equivalents on hand at the Issuer that constitute Restricted Cash) less (b) $2.0 million; provided that the amount pursuant to this clause (ii) shall not be less than $0.

To the extent that interest on the Notes with respect to an Interest Period will not be paid entirely in cash, the Applicable Amount shall be calculated by the Issuer and shall be set forth in an Officer’s Certificate delivered to the Trustee prior to the first day of the relevant Interest Period in which it is to be applied, which Officer’s Certificate shall set forth in reasonable detail the Issuer’s determination of each component of this definition and in the case of clause (i)(a) identifying in reasonable detail the applicable restrictions and the maximum amount of funds that may be paid after giving effect to such restriction. To the extent the Issuer is required pursuant to the fourth paragraph of this section “Principal, Maturity and Interest” and the definition of “Applicable Amount” to pay Cash Interest for all or any portion of the interest due on any Interest Payment Date, the Issuer shall and shall cause each of its Restricted Subsidiaries to take all such shareholder, corporate and other actions necessary or appropriate to permit the making of any such dividends or distributions;

(b)	“Determination Date” shall mean, with respect to each Interest Period, the fifteenth calendar day immediately prior to the first day of such Interest Period; and

(c)	“Interest Period” shall mean the period commencing on and including an Interest Payment Date and ending on and including the day immediately preceding the next succeeding Interest Payment Date, with the exception that the first Interest Period commenced on and included the Issue Date and ends on and includes September 14, 2012 (the Interest Payment Date for any Interest Period shall be the Interest Payment Date occurring on the day immediately following the last day of such Interest Period).

In the event that the Issuer shall determine to pay PIK Interest (including Partial PIK Interest) for any Interest Period, then the Issuer shall deliver a notice (a “PIK Notice”) to the Trustee following the Determination Date but prior to the first day of the relevant Interest Period, which notice shall state the total amount of interest to be paid on the Interest Payment Date in respect of such Interest Period and the amount of such interest to be paid as PIK Interest or Partial PIK Interest, as the case may be. The Trustee, on behalf of the Issuer, shall promptly deliver a corresponding notice provided by the Issuer to the Holders. For the avoidance of doubt, interest on the Notes in respect of any Interest Period for which a PIK Notice is not delivered in accordance with the first sentence of this paragraph must be paid entirely in cash. In addition, notwithstanding anything to the contrary, if the Issuer or any of its Restricted Subsidiaries makes an Equity Restricted Payment during the period commencing on the Determination Date with respect to a particular Interest Period and prior to delivering a PIK Notice to the Trustee in respect of such Interest Period, interest on the Notes in respect of such Interest Period shall be paid entirely in cash. Interest for the first Interest Period commencing on the Issue Date and for the last Interest Period ending at stated maturity shall be payable entirely in cash.

Notwithstanding anything to the contrary, the payment of accrued interest in connection with any redemption of the Notes as described under “Optional Redemption,” and “Mandatory Redemption; Offers to Purchase; Open Market Purchases” or in connection with any repurchase of the Notes as described under “Repurchase at the Option of Holders” shall be made solely in cash.

Any PIK Interest (including Partial PIK Interest) on the Notes will be payable to holders and (x) with respect to the Notes represented by one or more global notes registered in the name of, or held by, The Depository Trust Company (“DTC”) or its nominee on the relevant record date, by increasing the principal amount of the outstanding global notes by an amount equal to the amount of PIK Interest for the applicable Interest Period (rounded up to the nearest whole dollar) and (y) with respect to Notes represented by certificated Notes, by issuing PIK Notes in certificated form in an aggregate principal amount equal to the amount of PIK Interest for the applicable Interest Period (rounded up to the nearest whole dollar), and the Trustee will, at the request of the Issuer, authenticate and deliver such PIK Notes in certificated form for original issuance to the holders on the relevant record date, as shown by the records of the register of holders. In the event that the Issuer is entitled to and elects to pay Partial PIK Interest for any Interest Period, each holder will be entitled to receive Cash Interest in respect of the applicable percentage of the principal amount of the Notes held by such holder on the relevant record date and PIK Interest in respect of the remaining percentage of the principal amount of the Notes held by such holder on the relevant record date. Following an increase in the principal amount of the outstanding global notes as a result of a PIK Payment, the global notes will bear interest on such increased principal amount from and after the date of such PIK Payment. Any PIK Notes issued in certificated form will be distributed to holders, dated as of the applicable Interest Payment Date and will bear interest on such increased principal amount from and after the date of such PIK Payment. Any PIK Notes issued in certificated form will be dated as of the applicable Interest Payment Date and will bear interest from and after such date. All Notes issued pursuant to a PIK Payment will mature on June 15, 2018 and will be governed by, and subject to the terms, provisions and conditions of, the Indenture and shall have the same rights and benefits as the Notes issued on the Issue Date. Any certificated PIK Notes will be issued with the description “PIK” on the face of such PIK Note.

Mandatory Redemption; Offers to Purchase; Open Market Purchases

If the Notes would otherwise constitute “applicable high yield discount obligations” within the meaning of Section 163(i)(1) of the Code, at the end of each “accrual period” (as defined in Section 1272(a)(5) of the Code)

ending after the fifth anniversary of the Issue Date (each, an “AHYDO redemption date”), the Issuer will be required to redeem for cash a portion of each Note then outstanding equal to the “Mandatory Principal Redemption Amount” (each such redemption, a “Mandatory Principal Redemption”). The redemption price for the portion of each Note redeemed pursuant to any Mandatory Principal Redemption will be 100% of the principal amount of such portion plus any accrued interest thereon on the date of redemption. “Mandatory Principal Redemption Amount” means, as of each AHYDO redemption date, the portion of a Note required to be redeemed to prevent such Note from being treated as an “applicable high yield discount obligation” within the meaning of Section 163(i)(1) of the Code. No partial redemption or repurchase of the Notes prior to any AHYDO redemption date pursuant to any other provision of the Indenture will alter the Issuer’s obligation to make any Mandatory Principal Redemption with respect to any Notes that remain outstanding on such AHYDO redemption date.

The Issuer is not required to make any mandatory redemption or sinking fund payments with respect to the Notes. However, under certain circumstances, the Issuer may be required to offer to purchase Notes as described under the caption “Repurchase at the Option of Holders.” The Issuer may at any time and from time to time purchase Notes in the open market or otherwise.

Optional Redemption

Except as set forth below, the Issuer is not entitled to redeem the Notes at its option prior to June 15, 2014.

At any time prior to June 15, 2014, the Issuer may redeem all or a part of the Notes, upon not less than 30 nor more than 60 days’ prior notice delivered to the registered address of each Holder of Notes, at a redemption price equal to 100% of the principal amount of the Notes redeemed plus the Applicable Premium as of, and accrued and unpaid interest to the date of redemption (the “Redemption Date”), subject to the rights of Holders of Notes on the relevant record date to receive interest due on the relevant Interest Payment Date.

On and after June 15, 2014, the Issuer may redeem the Notes, in whole or in part, upon notice as described under the heading “Repurchase at the Option of Holders—Selection and Notice,” at the redemption prices (expressed as percentages of principal amount of the Notes to be redeemed) set forth below, plus accrued and unpaid interest thereon to the applicable Redemption Date, subject to the right of Holders of Notes of record on the relevant record date to receive interest due on the relevant Interest Payment Date, if redeemed during the twelve-month period beginning on June 15 of each of the years indicated below:

Year	Percentage
2014	104.8125%
2015 and thereafter	100.000%

In addition, until June 15, 2014, the Issuer may, at its option, on one or more occasions redeem up to 35% of the aggregate principal amount of Notes at a redemption price equal to 109.625% of the aggregate principal amount thereof, plus accrued and unpaid interest thereon to the applicable Redemption Date, subject to the right of Holders of Notes of record on the relevant record date to receive interest due on the relevant Interest Payment Date, with the net cash proceeds of an Initial Public Offering to the extent such net cash proceeds are received by or contributed to the Issuer; provided that at least 50% of the sum of the aggregate principal amount of Notes originally issued under the Indenture and any Additional Notes issued under the Indenture after the Issue Date remains outstanding immediately after the occurrence of each such redemption; provided further that each such redemption occurs within 90 days of the date of closing of each such Initial Public Offering.

The Trustee shall select the Notes to be purchased in the manner described under “Repurchase at the Option of Holders—Selection and Notice.”

Any notice of redemption may be subject to one or more conditions precedent, including, but not limited to, completion of an Equity Offering or other corporate transaction. In addition, if such redemption or purchase is subject to satisfaction of one or more conditions precedent, such notice shall describe each such condition, and if applicable, shall state that, in the Issuer’s discretion, the Redemption Date may be delayed until such time as any or all such conditions shall be satisfied, or such redemption or purchase may not occur and such notice may be rescinded in the event that any or all such conditions shall not have been satisfied by the Redemption Date, or by the Redemption Date as so delayed.

The Issuer will provide prompt written notice to the Trustee at least one business day prior to the Redemption Date rescinding such redemption in the event that any such condition precedent shall not have occurred, and such redemption and notice of redemption shall be rescinded and of no force or effect. Upon receipt of such notice from the Issuer rescinding such redemption, the Trustee will promptly send a copy of such notice to the Holders of the Notes to be redeemed in the same manner in which the notice of redemption was given.

Repurchase at the Option of Holders

Change of Control

The Notes provide that if a Change of Control occurs, unless the Issuer has previously or concurrently delivered a redemption notice with respect to all the Outstanding Notes as described under “Optional Redemption,” the Issuer will make an offer to purchase all of the Notes pursuant to the offer described below (the “Change of Control Offer”) at a price in cash (the “Change of Control Payment”) equal to 101% of the aggregate principal amount thereof plus accrued and unpaid interest to the date of purchase, subject to the right of Holders of the Notes of record on the relevant record date to receive interest due on the relevant Interest Payment Date. Within 30 days following any Change of Control, the Issuer will send notice of such Change of Control Offer by first-class mail, with a copy to the Trustee, to each Holder of Notes to the address of such Holder appearing in the security register with a copy to the Trustee, with the following information:

(1)	that a Change of Control Offer is being made pursuant to the covenant entitled “Change of Control,” and that all Notes properly tendered pursuant to such Change of Control Offer will be accepted for payment by the Issuer;

(2)	the purchase price and the purchase date, which will be no earlier than 30 days nor later than 60 days from the date such notice is mailed (the “Change of Control Payment Date”);

(3)	that any Note not properly tendered will remain outstanding and continue to accrue interest;

(4)	that unless the Issuer defaults in the payment of the Change of Control Payment, all Notes accepted for payment pursuant to the Change of Control Offer will cease to accrue interest on the Change of Control Payment Date;

(5)	that Holders electing to have any Notes purchased pursuant to a Change of Control Offer will be required to surrender such Notes, with the form entitled “Option of Holder to Elect Purchase” on the reverse of such Notes completed, to the paying agent specified in the notice at the address specified in the notice prior to the close of business on the third Business Day preceding the Change of Control Payment Date;

(6)	that Holders will be entitled to withdraw their tendered Notes and their election to require the Issuer to purchase such Notes, provided that the paying agent receives, not later than the close of business on the Business Day prior to the Change of Control Payment Date, a telegram, telex, facsimile transmission or letter setting forth the name of the Holder of the Notes, the principal amount of Notes tendered for purchase, and a statement that such Holder is withdrawing its tendered Notes and its election to have such Notes purchased;

(7)

that if the Issuer is redeeming less than all of the Notes, the Holders of the remaining Notes will be issued new Notes (through book-entry transactions if global notes) and such new Notes will be equal in principal amount to the unpurchased portion of the Notes surrendered. The unpurchased portion of the

Notes must be equal to $2,000 or an integral multiple of $1.00 in excess thereof (or, if a PIK payment has been made, in minimum denominations of $1.00 and any integral multiple of $1.00 in excess thereof in respect of PIK Notes); and

(8)	the other instructions, as determined by us, consistent with the covenant described hereunder, that a Holder must follow.

The Issuer will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws or regulations are applicable in connection with the repurchase of Notes pursuant to a Change of Control Offer. To the extent that the provisions of any securities laws or regulations conflict with the provisions of the Indenture, the Issuer will comply with the applicable securities laws and regulations and shall not be deemed to have breached their obligations described in the Indenture by virtue thereof.

By 10:00 AM (New York City time) on the Change of Control Payment Date, the Issuer will, to the extent permitted by law,

(1)	accept for payment all Notes issued by them or portions thereof properly tendered pursuant to the Change of Control Offer,

(2)	deposit with the paying agent an amount equal to the aggregate Change of Control Payment in respect of all Notes or portions thereof so tendered, and

(3)	deliver, or cause to be delivered, to the Trustee for cancellation the Notes so accepted together with an Officer’s Certificate to the Trustee stating that such Notes or portions thereof have been tendered to and purchased by the Issuer.

The Senior Credit Facilities and the Trans Union LLC Senior Notes limit, and future credit agreements or other agreements relating to Indebtedness to which the Issuer or its Subsidiaries become a party may prohibit or limit, the ability of TransUnion Corp. to make dividends or other distributions to the Issuer to enable the Issuer to purchase any Notes as a result of a Change of Control. In the event a Change of Control occurs at a time when TransUnion Corp. is prohibited from dividending or distributing funds to the Issuer to enable the Issuer to purchase the Senior Notes, TransUnion Corp. could seek the consent of its lenders and the holders of the Trans Union LLC Senior Notes to permit the purchase of the Notes or could attempt to refinance the borrowings that contain such prohibition. If TransUnion Corp. does not obtain such consent or repay such borrowings, the Issuer may be unable to obtain the funds to purchase the Notes. In such case, the Issuer’s failure to purchase tendered Notes would constitute an Event of Default under the Indenture. The Senior Credit Facilities will, and future credit agreements or other agreements relating to Indebtedness to which the Issuer or its Subsidiaries become a party may, provide that certain change of control events with respect to the Issuer would constitute a default thereunder (including a Change of Control under the Indenture). If we experience a change of control that triggers a default under the Senior Credit Facilities or such other Indebtedness, we could seek a waiver of such defaults or seek to refinance the Senior Credit Facilities or such other Indebtedness. In the event we do not obtain such a waiver or refinance the Senior Credit Facilities or such other Indebtedness, such default could result in amounts outstanding under such Indebtedness being declared due and payable and could cause a Receivable Facility to be wound down. Accordingly, the Issuer’s ability to pay cash to the Holders of Notes following the occurrence of a Change of Control may be limited by their then-existing financial resources. Therefore, sufficient funds may not be available when necessary to make any required repurchases.

The Change of Control purchase feature of the Notes may in certain circumstances make more difficult or discourage a sale or takeover of the Issuer and, thus, the removal of incumbent management. The Change of Control purchase feature is a result of negotiations between the Initial Purchasers and the Issuer. As of the Issue Date, the Issuer has no present intention to engage in a transaction involving a Change of Control, although it is possible that the Issuer could decide to do so in the future. Subject to the limitations discussed below, the Issuer could, in the future, enter into certain transactions, including acquisitions, refinancings or other recapitalizations, that would not constitute a Change of Control under the Indenture, but that could increase the amount of indebtedness outstanding at such time or otherwise affect our capital structure or credit ratings. Restrictions on the Issuer’s ability to incur additional Indebtedness are contained in the covenants described under “Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” and “Certain Covenants— Liens.” Such restrictions in the Indenture can be waived only with the consent of the Holders of a majority in principal amount of the Notes then outstanding. Except for the limitations contained in such covenants, however, the Indenture will not contain any covenants or provisions that may afford Holders of the Notes protection in the event of a highly leveraged transaction.

The Issuer will not be required to make a Change of Control Offer following a Change of Control if (i) a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by the Issuer and purchases all Notes validly tendered and not withdrawn under such Change of Control Offer or (ii) a notice of redemption has been given pursuant to the Indenture as described above under the caption “Optional Redemption,” unless and until there is a default in the payment of the applicable redemption price. Notwithstanding anything to the contrary herein, a Change of Control Offer may be made in advance of a Change of Control, conditional upon such Change of Control, if a definitive agreement is in place for the Change of Control at the time of making of the Change of Control Offer. In addition, if such redemption or purchase is subject to satisfaction of one or more conditions precedent, such notice shall describe each such condition, and if applicable, shall state that, in the Issuer’s discretion, the Change of Control Payment Date may be delayed until such time as any or all such conditions shall be satisfied, or such redemption or purchase may not occur and such notice may be rescinded in the event that any or all such conditions shall not have been satisfied by the Change of Control Payment Date, or by the Change of Control Payment Date as so delayed.

The definition of “Change of Control” includes a disposition of all or substantially all of the assets of the Issuer to any Person. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, in certain circumstances there may be a degree of uncertainty as to whether a particular transaction would involve a disposition of “all or substantially all” of the assets of the Issuer. As a result, it may be unclear as to whether a Change of Control has occurred and whether a Holder of Notes may require the Issuer to make an offer to repurchase the Notes as described above.

The provisions under the Indenture relative to the Issuer’s obligation to make an offer to repurchase the Notes as a result of a Change of Control may be waived or modified with the written consent of the Holders of a majority in principal amount of the Notes.

Asset Sales

The Indenture provides that the Issuer will not, and will not permit any of the Restricted Subsidiaries to, consummate an Asset Sale, unless:

(1)	the Issuer or such Restricted Subsidiary, as the case may be, receives consideration at the time of such Asset Sale at least equal to the fair market value (as determined in good faith by the Issuer) of the assets sold or otherwise disposed of; and

(2)	except in the case of a Permitted Asset Swap, at least 75% of the consideration therefore received by the Issuer or such Restricted Subsidiary, as the case may be, is in the form of cash or Cash Equivalents; provided that the amount of:

(a)	any liabilities (as shown on the Issuer’s or such Restricted Subsidiary’s most recent balance sheet or in the footnotes thereto) of the Issuer or such Restricted Subsidiary, other than liabilities that are by their terms subordinated to the Notes, that are assumed by the transferee of any such assets and for which the Issuer and all of its Restricted Subsidiaries have been validly released by all creditors in writing,

(b)	any securities received by the Issuer or such Restricted Subsidiary from such transferee that are converted by the Issuer or such Restricted Subsidiary into cash (to the extent of the cash received) within 180 days following the closing of such Asset Sale, and

(c)	any Designated Non-cash Consideration received by the Issuer or such Restricted Subsidiary in such Asset Sale having an aggregate fair market value, taken together with all other Designated Non-cash Consideration received pursuant to this clause (c) (other than securities received and not yet liquidated pursuant to clause (b) that are at that time outstanding), not to exceed 2.5% of Adjusted Total Assets at the time of the receipt of such Designated Non-cash Consideration, with the fair market value of each item of Designated Non-cash Consideration being measured at the time received and without giving effect to subsequent changes in value, shall be deemed to be cash for purposes of this provision and for no other purpose.

Within 365 days after the receipt of any Net Proceeds of any Asset Sale, the Issuer or any Restricted Subsidiary, at its option, may apply the Net Proceeds from such Asset Sale,

(1)	to reduce:

(a)	Obligations under Senior Indebtedness that is secured by a Lien permitted by the Indenture and, if the Obligations repaid are revolving credit Obligations, to correspondingly reduce commitments with respect thereto;

(b)	Obligations under unsecured Senior Indebtedness (and, if the Obligations repaid are revolving credit Obligations, to correspondingly reduce commitments with respect thereto), provided that the Issuer shall equally and ratably reduce Obligations under the Notes as provided under “Optional Redemption,” through open-market purchases (to the extent such purchases are at or above 100% of the principal amount thereof) or by making an offer (in accordance with the procedures set forth below for an Asset Sale Offer) to all Holders to purchase their Notes at 100% of the principal amount thereof, plus the amount of accrued but unpaid interest, if any, on the amount of Notes that would otherwise be prepaid; or

(c)	Indebtedness of a Restricted Subsidiary that is not a Subsidiary Guarantor, other than Indebtedness owed to the Issuer or another Restricted Subsidiary;

(2)	to make (a) an Investment in any one or more businesses, provided that such Investment in any business is in the form of the acquisition of Capital Stock and results in the Issuer or one of the Restricted Subsidiaries, as the case may be, owning an amount of the Capital Stock of such business such that it constitutes a Restricted Subsidiary, (b) capital expenditures or (c) acquisitions of other assets, including Capital Stock, in each of (a), (b) and (c) used or useful in a Similar Business;

(3)	to make an investment in (a) any one or more businesses, provided that such Investment in any business is in the form of the acquisition of Capital Stock and results in the Issuer or one of the Restricted Subsidiaries, as the case may be, owning an amount of the Capital Stock of such business such that it constitutes a Restricted Subsidiary, (b) properties or (c) acquisitions of other assets, including Capital Stock, that, in each of (a), (b) and (c), replace the businesses, properties and/or assets that are the subject of such Asset Sale; or

(4)	any combination of the foregoing;

provided that, in the case of clauses (2) and (3) above, a binding commitment shall be treated as a permitted application of the Net Proceeds from the date of such commitment so long as the Issuer or such Restricted Subsidiary enters into such commitment with the good faith expectation that such Net Proceeds will be applied to satisfy such commitment within 180 days of such commitment (an “Acceptable Commitment”) and, in the event any Acceptable Commitment is later cancelled or terminated for any reason before the Net Proceeds are applied in connection therewith, the Issuer or such Restricted Subsidiary enters into another Acceptable Commitment (a

“Second Commitment”) within 180 days of such cancellation or termination; provided further that if no Second Commitment is entered into or any Second Commitment is later cancelled or terminated for any reason before such Net Proceeds are applied, then such Net Proceeds shall constitute Excess Proceeds.

Any Net Proceeds from the Asset Sale that are not invested or applied as provided and within the time period set forth in the first sentence of the preceding paragraph will be deemed to constitute “Excess Proceeds.” When the aggregate amount of Excess Proceeds exceeds $20.0 million, the Issuer shall make an offer to all Holders of the Notes and, if required by the terms of any Indebtedness that is pari passu with the Notes (“Pari Passu Indebtedness”), to the holders of such Pari Passu Indebtedness (an “Asset Sale Offer”), to purchase the maximum aggregate principal amount of the Notes and such Pari Passu Indebtedness that is a minimum denomination of $2,000 or an integral multiple of $1.00 in excess thereof (or if a PIK Payment has been made, in minimum denominations $1.00 and any integral multiple of $1.00 in excess thereof in respect of PIK Notes) that may be purchased out of the Excess Proceeds at an offer price in cash in an amount equal to 100% of the principal amount thereof, plus accrued and unpaid interest to the date fixed for the closing of such offer, in accordance with the procedures set forth in the Indenture. The Issuer will commence an Asset Sale Offer with respect to Excess Proceeds within ten Business Days after the date that Excess Proceeds exceed $20.0 million by mailing the notice required pursuant to the terms of the Indenture, with a copy to the Trustee.

To the extent that the aggregate amount of Notes and such Pari Passu Indebtedness tendered pursuant to an Asset Sale Offer is less than the Excess Proceeds, the Issuer may use any remaining Excess Proceeds for any purpose not otherwise prohibited by the Indenture. If the aggregate principal amount of Notes or the Pari Passu Indebtedness surrendered by such holders thereof exceeds the amount of Excess Proceeds, the Trustee shall select the Notes and such Pari Passu Indebtedness to be purchased on a pro rata basis based on the accreted value or principal amount of the Notes or such Pari Passu Indebtedness tendered. Upon completion of any such Asset Sale Offer, the amount of Excess Proceeds shall be reset at zero.

Pending the final application of any Net Proceeds pursuant to this covenant, the holder of such Net Proceeds may apply such Net Proceeds temporarily to reduce Indebtedness outstanding under a revolving credit facility or otherwise invest such Net Proceeds in any manner not prohibited by the Indenture.

The Issuer will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws or regulations are applicable in connection with the repurchase of the Notes pursuant to an Asset Sale Offer. To the extent that the provisions of any securities laws or regulations conflict with the provisions of the Indenture, the Issuer will comply with the applicable securities laws and regulations and shall not be deemed to have breached their obligations described in the Indenture by virtue thereof.

Notwithstanding the foregoing, the following Asset Sales shall not be subject to the first paragraph of this covenant (but any Net Proceeds therefrom shall otherwise be applied in accordance with this covenant):

(1)	transfers of property subject to casualty or condemnation proceedings; and

(2)	dispositions of Investments in joint ventures to the extent required by, or made pursuant to, customary buy/sell arrangements between, the joint venture parties set forth in joint venture and similar binding agreements.

The Senior Credit Facilities and the Trans Union LLC Senior Notes limit, and future credit agreements or other agreements relating to Indebtedness to which the Issuer or its Subsidiaries become a party may prohibit or limit, the ability of TransUnion Corp. to make dividends or other distributions to the Issuer to enable the Issuer to purchase Notes pursuant to this Asset Sales covenant. In the event the Issuer is not able to purchase the Notes, the Issuer could seek the consent of its lenders and the holders of the Trans Union LLC Senior Notes to permit the purchase of the Notes or could attempt to refinance the borrowings that contain such prohibition. If the Issuer does not obtain such consent or repay such borrowings, it may remain unable to purchase the Notes. In such case, the Issuer’s failure to purchase tendered Notes would constitute an Event of Default under the Indenture.

Selection and Notice

If the Issuer is redeeming less than all of the Notes issued by them at any time, the Trustee will select the Notes to be redeemed (a) if the Notes are listed on any national securities exchange, in compliance with the requirements of the principal national securities exchange on which the Notes are listed; (b) on a pro rata basis to the extent practicable or (c) by lot or such other similar method in accordance with the procedures of DTC.

Notices of purchase or redemption shall be mailed by first-class mail, postage prepaid, at least 30 but not more than 60 days before the purchase or redemption date to each Holder of Notes at such Holder’s registered address or otherwise in accordance with the procedures of DTC, except that redemption notices may be mailed more than 60 days prior to a redemption date if the notice is issued in connection with a defeasance of the Notes or a satisfaction and discharge of the Indenture. If any Note is to be purchased or redeemed in part only, any notice of purchase or redemption that relates to such Note shall state the portion of the principal amount thereof that has been or is to be purchased or redeemed.

The Issuer will issue a new Note in a principal amount equal to the unredeemed portion of the original Note in the name of the Holder upon cancellation of the original Note or otherwise reflect such reduction in accordance with the procedures of DTC. Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest ceases to accrue on Notes or portions of them called for redemption.

Certain Covenants

Set forth below are summaries of certain covenants contained in the Indenture. If on any date following the Issue Date (i) the Notes have Investment Grade Ratings from both Rating Agencies, and (ii) no Default has occurred and is continuing under the Indenture, then, beginning on that day subject to the provisions of the following paragraph, the covenants specifically listed under the following captions in this “Description of the Notes” section of this prospectus (collectively, the “Suspended Covenants”) will be suspended:

(1)	“Repurchase at the Option of Holders —Asset Sales”;

(2)	“—Limitation on Restricted Payments”;

(3)	“—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”;

(4)	clause (4) of the first paragraph of “—Merger, Consolidation or Sale of All or Substantially All Assets”;

(5)	“—Transactions with Affiliates”;

(6)	“—Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries;” and

(7)	“—Future Guarantees.”

During any period that the foregoing covenants have been suspended, the Issuer’s Board of Directors may not designate any of its Subsidiaries as Unrestricted Subsidiaries. Notwithstanding that the Suspended Covenants may be reinstated, no Default or Event of Default will be deemed to have occurred as a result of a failure to comply with the Suspended Covenants during the Suspension Period (as defined herein) and the Issuer and any of the Restricted Subsidiaries will be permitted, without causing a Default or Event of Default, to honor or otherwise perform any contractual commitments or obligations in the future after any date on which the Notes no longer have an Investment Grade Rating from both of the Rating Agencies as long as such contractual commitments or obligations were entered into during the Suspension Period and not in anticipation of the Notes no longer having an Investment Grade Rating from both of the Rating Agencies.

Notwithstanding the foregoing, if on any subsequent date one or both of the Rating Agencies withdraw their Investment Grade Rating or downgrade the ratings assigned to the Notes below an Investment Grade Rating, the foregoing covenants will be reinstituted as of and from the date of such rating decline (any such date, a

“Reversion Date”). The period of time between the suspension of covenants as set forth above and the Reversion Date is referred to as the “Suspension Period.” All Indebtedness incurred (including Acquired Indebtedness) and Disqualified Stock or Preferred Stock issued during the Suspension Period will be deemed to have been incurred or issued in reliance on the exception provided by clause (3) of the second paragraph of “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock.” Calculations under the reinstated “Restricted Payments” covenant will be made as if the “Restricted Payments” covenant had been in effect prior to, but not during, the period that the “Restricted Payments” covenant was suspended as set forth above; provided, for the sake of clarity, that no default will be deemed to have occurred solely by reason of a Restricted Payment made while that covenant was suspended. For purposes of determining compliance with the covenant described above under the caption “Repurchase at the Option of Holders— Asset Sales,” the Excess Proceeds from all Asset Sales not applied in accordance with such covenant will be deemed to be reset to zero after the Reversion Date. The Issuer shall promptly upon its occurrence deliver to the Trustee an Officer’s Certificate notifying the Trustee of the event giving rise to Suspended Covenants or a Reversion Date, the date thereof and identifying the Suspended Covenants. The Trustee shall not have any obligation to monitor the occurrence or dates of any Suspended Covenants or Reversion Date and may rely conclusively on such Officer’s Certificate. The Trustee shall not have any obligation to notify the holders of the occurrence or dates of any Suspended Covenant or Reversion Date.

There can be no assurance that the Notes will ever achieve or maintain Investment Grade Ratings.

Limitation on Restricted Payments

The Issuer will not, and will not permit any of the Restricted Subsidiaries to, directly or indirectly:

(I)	declare or pay any dividend or make any payment or distribution on account of the Issuer’s or any of the Restricted Subsidiaries’ Equity Interests (including any dividend or distribution payable in connection with any merger or consolidation) other than:

(a)	dividends, payments or distributions by the Issuer payable solely in Equity Interests (other than Disqualified Stock) of the Issuer; or

(b)	dividends, payments or distributions by a Restricted Subsidiary so long as, in the case of any dividend, payment or distribution payable on or in respect of any class or series of securities issued by a Restricted Subsidiary other than a Wholly-Owned Subsidiary, the Issuer or a Restricted Subsidiary receives at least its pro rata share of such dividend, payment or distribution in accordance with its Equity Interests in such class or series of securities;

(II)	purchase, redeem, defease or otherwise acquire or retire for value any Equity Interests of the Issuer or any direct or indirect parent of the Issuer held by Persons other than a Restricted Subsidiary, including in connection with any merger or consolidation;

(III)	make any principal payment on, or redeem, repurchase, defease or otherwise acquire or retire for value in each case, prior to any scheduled repayment, sinking fund payment or maturity, any Subordinated Indebtedness, other than:

(a)	Indebtedness permitted under clauses (7) and (8) of the covenant described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”; or

(b)	the purchase, repurchase or other acquisition of Subordinated Indebtedness purchased in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of purchase, repurchase or acquisition; or

(IV)	make any Restricted Investment

(all such payments and other actions set forth in clauses (I) through (IV) above being collectively referred to as “Restricted Payments”), unless, at the time of such Restricted Payment:

(1)	no Default shall have occurred and be continuing or would occur as a consequence thereof;

(2)	immediately after giving effect to such transaction on a pro forma basis, (A) with respect to a Restricted Payment by the Issuer or any Restricted Subsidiary of the Issuer (other than TransUnion Corp. or any Restricted Subsidiary of TransUnion Corp.), the Issuer could incur at least $1.00 of additional Indebtedness under the provisions of clause (i) of the first paragraph of the covenant described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock,” and (B) with respect to a Restricted Payment by TransUnion Corp. or any Restricted Subsidiary of TransUnion Corp., TransUnion Corp. could incur at least $1.00 of additional Indebtedness under the provisions of clause (ii) of the first paragraph of the covenant described under “— Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”; and

(3)	such Restricted Payment, together with the aggregate amount of all other Restricted Payments (the amount of any Restricted Payment, if made other than in cash, to be based upon the fair market value at the time of such Restricted Payment) made by the Issuer and the Restricted Subsidiaries after the Issue Date (including Restricted Payments permitted by clauses (1), (7) and (12) of the next succeeding paragraph, but excluding all other Restricted Payments permitted by the next succeeding paragraph), is less than the sum of (without duplication):

(a)	50% of the Consolidated Net Income of the Issuer for the period (taken as one accounting period) from the beginning of the first fiscal quarter commencing after the Issue Date to the end of the Issuer’s most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment, or, in the case such Consolidated Net Income for such period is a deficit, minus 100% of such deficit; plus

(b)	100% of the aggregate net cash proceeds and the fair market value, as determined in good faith by the Issuer, of marketable securities or other property received by the Issuer since immediately after the Issue Date (other than in connection with the consummation of the Merger and other than net cash proceeds to the extent such net cash proceeds have been used to incur Indebtedness, Disqualified Stock or Preferred Stock pursuant to clause (12)(a) of the second paragraph of “— Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”) from the issue or sale of:

(i) (A)	Equity Interests of the Issuer, but excluding cash proceeds and the fair market value, as determined in good faith by the Issuer, of marketable securities or other property received from the sale of:

(x)	Equity Interests of the Issuer to members of management, directors or consultants of the Issuer, any direct or indirect parent company of the Issuer and the Issuer’s Subsidiaries after the Issue Date to the extent such amounts have been applied to Restricted Payments made in accordance with clause (3) of the next succeeding paragraph; and

(y)	Designated Preferred Stock; and

(B)	to the extent such net cash proceeds are actually contributed to the Issuer, Equity Interests of the Issuer’s direct or indirect parent companies (excluding contributions of the proceeds from the sale of Designated Preferred Stock of such companies or contributions to the extent such amounts have been applied to Restricted Payments made in accordance with clause (4) of the next succeeding paragraph); or

(ii)	debt securities or other Indebtedness of the Issuer that have (or has) been converted into or exchanged for such Equity Interests of the Issuer;

provided, however, that this clause (b) shall not include the proceeds from (X) Equity Interests or convertible debt securities of the Issuer sold to a Restricted Subsidiary, as the case may be, (Y) Disqualified Stock or debt securities that have been converted into Disqualified Stock or (Z) Excluded Contributions; plus

(c)	100% of the aggregate amount of cash and the fair market value, as determined in good faith by the Issuer or, if such fair market value exceeds $30.0 million, in writing by an Independent Financial Advisor, of marketable securities or other property contributed to the capital of the Issuer following the Issue Date (other than (W) in connection with the consummation of the Merger, (X) net cash proceeds to the extent such net cash proceeds have been used to incur Indebtedness, Disqualified Stock or Preferred Stock pursuant to clause (12)(a) of the second paragraph of “— Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock,” (Y) to the extent contributed by a Restricted Subsidiary and (Z) Excluded Contributions); plus

(d)	100% of the aggregate amount received in cash and the fair market value, as determined in good faith by the Issuer, of marketable securities or other property received by means of:

(i)	the sale or other disposition (other than to the Issuer or a Restricted Subsidiary) of Restricted Investments made by the Issuer or any Restricted Subsidiary and repurchases and redemptions of such Restricted Investments from such Issuer or such Restricted Subsidiary and repayments of loans or advances, and releases of guarantees, which constitute Restricted Investments by the Issuer or any Restricted Subsidiary, in each case after the Issue Date; or

(ii)	the sale (other than to the Issuer or a Restricted Subsidiary) of the stock of an Unrestricted Subsidiary or a distribution from an Unrestricted Subsidiary (other than in each case to the extent such Investment constituted a Permitted Investment) or a dividend from an Unrestricted Subsidiary after the Issue Date; plus

(e)	in the case of the redesignation of an Unrestricted Subsidiary as a Restricted Subsidiary after the Issue Date, the fair market value of the Investment in such Unrestricted Subsidiary, as determined by the Issuer in good faith or if, in the case of an Unrestricted Subsidiary, such fair market value exceeds $30.0 million, in writing by an Independent Financial Advisor, at the time of the redesignation of such Unrestricted Subsidiary as a Restricted Subsidiary other than an Unrestricted Subsidiary to the extent such Investment constituted a Permitted Investment.

The foregoing provisions will not prohibit:

(1)	the payment of any dividend within 60 days after the date of declaration thereof, if at the date of declaration such payment would have complied with the provisions of the Indenture;

(2)	the redemption, repurchase or other acquisition or retirement of Subordinated Indebtedness of the Issuer or a Subsidiary Guarantor made by exchange for, or out of the proceeds of the substantially concurrent sale of, new Indebtedness of the Issuer or a Subsidiary Guarantor, as the case may be, which is incurred in compliance with “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” so long as:

(a)	the principal amount of such new Indebtedness does not exceed the principal amount of (or accreted value, if applicable), plus any accrued and unpaid interest on, the Subordinated Indebtedness being so redeemed, repurchased, acquired or retired for value, plus the amount of any reasonable premium required to be paid under the terms of the instrument governing the Subordinated Indebtedness being so redeemed, repurchased, acquired or retired and any reasonable fees and expenses incurred in connection with the issuance of such new Indebtedness;

(b)	such new Indebtedness is subordinated to the Notes or the applicable Subsidiary Guarantee at least to the same extent as such Subordinated Indebtedness so purchased, exchanged, redeemed, repurchased, acquired or retired for value;

(c)	such new Indebtedness has a final scheduled maturity date either (i) equal to or later than the final scheduled maturity date of the Subordinated Indebtedness being so redeemed, repurchased, acquired or retired or (ii) at least 90 days following the final maturity date of the Notes; and

(d)	such new Indebtedness has a Weighted Average Life to Maturity equal to or greater than the remaining Weighted Average Life to Maturity of the Subordinated Indebtedness being so redeemed, repurchased, acquired or retired;

(3)	a Restricted Payment to pay for the repurchase, retirement or other acquisition or retirement for value of Equity Interests (other than Disqualified Stock) of the Issuer or any of its direct or indirect parent companies held by any future, present or former employee, director or consultant of the Issuer, any of its Subsidiaries or any of its direct or indirect parent companies pursuant to any management equity plan or stock option plan or any other management or employee benefit plan or agreement; provided, however, that the aggregate Restricted Payments made under this clause (3) do not exceed in any calendar year $10.0 million (which shall increase to $20.0 million subsequent to the consummation of a public Equity Offering of the Issuer or any direct or indirect parent) (with unused amounts in any calendar year being carried over to the next succeeding calendar year subject to a maximum (without giving effect to the following proviso) of $20.0 million (which shall increase to $40.0 million subsequent to the consummation of a public Equity Offering of the Issuer or any direct or indirect parent) in any calendar year); provided further that such amount in any calendar year may be increased by an amount not to exceed:

(a)	the cash proceeds from the sale of Equity Interests (other than Disqualified Stock) of the Issuer and, to the extent contributed to the Issuer, Equity Interests of any of the Issuer’s direct or indirect parent companies, in each case to members of management, directors or consultants of the Issuer, any of its Subsidiaries or any of its direct or indirect parent companies that occurs after the Issue Date, to the extent the cash proceeds from the sale of such Equity Interests have not otherwise been applied to the payment of Restricted Payments by virtue of clause (3) of the preceding paragraph; plus

(b)	the cash proceeds of key man life insurance policies received by the Issuer or the Restricted Subsidiaries after the Issue Date; less

(c)	the amount of any Restricted Payments previously made with the cash proceeds described in clauses (a) and (b) of this clause (3);

and provided, further, that cancellation of Indebtedness owing to the Issuer from members of management of the Issuer, any of the Issuer’s direct or indirect parent companies or any of the Restricted Subsidiaries in connection with a repurchase of Equity Interests of the Issuer or any of its direct or indirect parent companies will not be deemed to constitute a Restricted Payment for purposes of this covenant or any other provision of the Indenture;

(4)	the declaration and payment of dividends to holders of any class or series of Disqualified Stock of the Issuer or any of its Restricted Subsidiaries issued in accordance with the covenant described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” to the extent such dividends are included in the definition of “Fixed Charges”;

(5) (a)	the declaration and payment of dividends to holders of any class or series of Designated Preferred Stock (other than Disqualified Stock) issued by the Issuer after the Issue Date;

(b)	the declaration and payment of dividends to any direct or indirect parent company of the Issuer, the proceeds of which will be used to fund the payment of dividends to holders of any class or series of Designated Preferred Stock (other than Disqualified Stock) of such parent issued after the Issue Date, provided that (x) the amount of dividends paid pursuant to clause (a) or (b) shall not exceed the aggregate amount of cash actually contributed to the Issuer from the sale of such Designated Preferred Stock and (y) in the case of each of (a) and (b) of this clause (5), that for the most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date of issuance of such Designated Preferred Stock or the declaration of such dividends on Refunding Capital Stock that is Preferred Stock, after giving effect to such issuance or declaration on a pro forma basis, the Issuer and its Restricted Subsidiaries on a consolidated basis would have had a Fixed Charge Coverage Ratio of at least 2.00 to 1.00;

(6)	repurchases of Equity Interests deemed to occur upon, or cash payments in lieu of the issuance of fractional shares in connection with, in each case, the exercise of stock options, warrants or other securities convertible into or exchangeable for Equity Interests (or the declaration and payment of distributions or dividends, as applicable, or the making of loans, in each case, to any direct or indirect parent of the Issuer to fund such repurchases or cash payments) if, (a) in the case of repurchases of Equity Interests, such Equity Interests represent a portion of the exercise price of such options or warrants or (b) in the case of cash payments, any such cash payment shall not be for the purpose of circumventing the limitation of the covenant described under this subheading (as determined in good faith by the Board of Directors of the Issuer or any direct or indirect parent of the Issuer);

(7)	the making (or declaration) and payment of distributions or dividends, as applicable, on the Issuer’s common stock (or the payment of distributions or dividends, as applicable, to any direct or indirect parent of the Issuer to fund a payment of dividends on such entity’s common stock), following the first public offering of the Issuer’s common stock or the common stock of any of its direct or indirect parent companies after the Issue Date, of up to 6% per annum of the net cash proceeds received by or contributed to the Issuer in or from any such public offering, other than public offerings with respect to the Issuer’s common stock registered on Form S-8 and other than any public sale constituting an Excluded Contribution;

(8)	Restricted Payments that are made with Excluded Contributions;

(9)	other Restricted Payments in an aggregate amount taken together with all other Restricted Payments made pursuant to this clause (9) not to exceed $40.0 million;

(10)	distributions or payments of Receivables Fees;

(11)	any Restricted Payment made in connection with the 2012 Change in Control Transaction and the fees and expenses related thereto or owed to Affiliates, in each case to the extent permitted by the covenant described under “—Transactions with Affiliates” (other than clause (2) thereof);

(12)	the repurchase, redemption or other acquisition or retirement for value of any Subordinated Indebtedness pursuant to the provisions similar to those described under the captions “Repurchase at the Option of Holders—Change of Control” and “Repurchase at the Option of Holders—Asset Sales”; provided that all Notes tendered by Holders in connection with a Change of Control Offer or Asset Sale Offer, as applicable, have been repurchased, redeemed or acquired for value;

(13)	the declaration and payment of distributions or dividends, as applicable, by the Issuer or its Restricted Subsidiaries to, or the making of loans to, any direct or indirect parent (or, solely in the case of clause (b) below, to an Affiliate of the Issuer that is the common parent of a consolidated, combined or unitary group including the Issuer or any of its Restricted Subsidiaries, as applicable, for the purpose of income tax liabilities under the laws of any state of the United States, the District of Columbia, or any territory thereof), in amounts required for any such direct or indirect parents (or such Affiliates) to pay, in each case without duplication,

(a)	franchise taxes and other fees, taxes and expenses required to maintain their corporate existence;

(b)	federal, state and local income taxes, to the extent such income taxes are attributable to the income of the Issuer and/or its Restricted Subsidiaries (as applicable) and, to the extent of the amount actually received by the Issuer (or its Restricted Subsidiaries) from its Unrestricted Subsidiaries, in amounts required to pay such taxes to the extent attributable to the income of such Unrestricted Subsidiaries; provided that in each case the amount of such payments in any taxable period does not exceed the amount that the Issuer and/or its Restricted Subsidiaries (as applicable) would be required to pay in respect of federal, state and local income taxes for such taxable period were the Issuer, its Restricted Subsidiaries and/or its Unrestricted Subsidiaries (to the extent described above), as applicable, to pay such taxes separately from any such parent entity (or such Affiliate);

(c)	customary salary, bonus, indemnification obligations and other benefits payable to directors, officers and employees of any direct or indirect parent company of the Issuer to the extent such salaries, bonuses, indemnification obligations and other benefits are attributable to the ownership or operation of the Issuer and its Restricted Subsidiaries;

(d)	general corporate operating and overhead costs and expenses of any direct or indirect parent company of the Issuer to the extent such costs and expenses are attributable to the ownership or operation of the Issuer and its Restricted Subsidiaries; and

(e)	fees and expenses other than to Affiliates of the Issuer related to any unsuccessful equity or debt offering or other financing transaction of such parent entity;

(14)	the distribution, dividend or otherwise of shares of Capital Stock of, or Indebtedness owed to the Issuer or a Restricted Subsidiary of the Issuer by, Unrestricted Subsidiaries (other than Unrestricted Subsidiaries, the primary assets of which are cash and/or Cash Equivalents);

(15)	payments and distributions to dissenting stockholders pursuant to applicable law, pursuant to or in connection with a consolidation, merger or transfer of all or substantially all of the assets of the Issuer and its Restricted Subsidiaries taken as a whole that complies with the terms of the Indenture, including the covenant described under “—Merger, Consolidation or Sale of All or Substantially All Assets”; provided that payments and distributions shall be permitted under this clause (15) only to the extent they are not otherwise permitted under this covenant; and

(16)	the payment of dividends, other distributions and other amounts by the Issuer to, or the making of loans to, any direct or indirect parent of the Issuer in the amount required for such parent to, if applicable, pay amounts equal to amounts required for any direct or indirect parent of the Issuer, if applicable, to pay interest and/or principal (including AHYDO Catch Up Payments) on Indebtedness the proceeds of which have been permanently contributed to the Issuer or any Restricted Subsidiary and that has been guaranteed by, or is otherwise considered Indebtedness of, the Issuer or any Restricted Subsidiary incurred in accordance with the covenant described under the caption “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”; provided that the proceeds contributed to the Issuer or such Restricted Subsidiary shall not increase amounts available for Restricted Payments pursuant to clause (3) of the first paragraph of this “Limitation on Restricted Payments” covenant; provided further that the aggregate amount of such dividends shall not exceed the amount of cash actually contributed to the Issuer for the incurrence of such Indebtedness;

provided, however, that at the time of, and after giving effect to, any Restricted Payment permitted under clauses (9) and (14), no Default shall have occurred and be continuing or would occur as a consequence thereof.

For purposes of determining compliance with this covenant, in the event that a proposed Restricted Payment (or portion thereof) meets the criteria of more than one of the categories of Restricted Payments described in clauses (1) through (16) in paragraph (b) above, or is entitled to be incurred pursuant to paragraph (a) above, the Issuer will be entitled to classify such Restricted Payment (or portion thereof) on the date of its payment in any manner that complies with this covenant.

All of the Issuer’s Subsidiaries are Restricted Subsidiaries. The Issuer will not permit any Unrestricted Subsidiary to become a Restricted Subsidiary except pursuant to the last sentence of the definition of “Unrestricted Subsidiary.” For purposes of designating any Restricted Subsidiary as an Unrestricted Subsidiary, all outstanding Investments by the Issuer and its Restricted Subsidiaries (except to the extent repaid) in the Subsidiary so designated will be deemed to be Restricted Payments in an amount determined as set forth in the last sentence of the definition of “Investment.” Such designation will be permitted only if a Restricted Payment in such amount would be permitted at such time, whether pursuant to the first paragraph of this covenant or under clause (8), (9) or (14) of the second paragraph of this covenant, or pursuant to the definition of “Permitted Investments,” and if such Subsidiary otherwise meets the definition of an Unrestricted Subsidiary. Unrestricted Subsidiaries will not be subject to any of the restrictive covenants set forth in the Indenture.

Notwithstanding the foregoing provisions of this covenant, the Issuer will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly make any Equity Restricted Payment if (i) the Issuer paid (or, if applicable, has elected to pay) all or any portion of the interest due on the Notes in the form of PIK Interest or Partial PIK Interest on the Interest Payment Date immediately preceding the date (or occurring on the date) of the proposed Equity Restricted Payment or (ii) if, as of the date of the proposed Equity Restricted Payment, the Issuer has elected to pay all or any portion of the interest due on the Notes on any future Interest Payment Date in the form of PIK Interest or Partial PIK Interest (or has delivered a PIK Notice in respect of any future Interest Payment Date).

Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock

The Issuer will not, and will not permit any of the Restricted Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise (collectively, “incur” and collectively, an “incurrence”) with respect to any Indebtedness (including Acquired Indebtedness) and the Issuer will not issue any shares of Disqualified Stock and will not permit any Restricted Subsidiary to issue any shares of Disqualified Stock or Preferred Stock; provided, however, that (i) the Issuer may incur Indebtedness (including Acquired Indebtedness) or issue shares of Disqualified Stock, and any of the Restricted Subsidiaries (other than TransUnion Corp. or any Restricted Subsidiary of TransUnion Corp.) may incur Indebtedness (including Acquired Indebtedness), issue shares of Disqualified Stock and issue shares of Preferred Stock, if the Fixed Charge Coverage Ratio on a consolidated basis for the Issuer and its Restricted Subsidiaries for the Issuer’s and its Restricted Subsidiaries’ most recently ended four fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or such Disqualified Stock or Preferred Stock is issued would have been at least 2.00 to 1.00, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been incurred, or the Disqualified Stock or Preferred Stock had been issued, as the case may be, and the application of proceeds therefrom had occurred at the beginning of such four-quarter period and (ii) TransUnion Corp. may incur Indebtedness (including Acquired Indebtedness) or issue shares of Disqualified Stock, and any of the Restricted Subsidiaries of TransUnion Corp. may incur Indebtedness (including Acquired Indebtedness), issue shares of Disqualified Stock and issue shares of Preferred Stock, if the Fixed Charge Coverage Ratio on a consolidated basis for TransUnion Corp. and its Restricted Subsidiaries for TransUnion Corp.’s and its Restricted Subsidiaries’ recently ended four fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or such Disqualified Stock or Preferred Stock is issued would have been at least 2.00 to 1.00, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been incurred, or the Disqualified Stock or Preferred Stock had been issued, as the case may be, and the application of proceeds therefrom had occurred at the beginning of such four-quarter period.

The foregoing limitations will not apply to:

(1)	the incurrence of Indebtedness under Credit Facilities (which in the case of clause (ii) below shall be Secured Indebtedness) by the Issuer or any of the Restricted Subsidiaries and the issuance and creation of letters of credit and bankers’ acceptances thereunder (with letters of credit and bankers’ acceptances being deemed to have a principal amount equal to the face amount thereof), in an aggregate principal amount not to exceed the greater of (i) $1,440.0 million plus (x) the amount by which amounts outstanding under the term loan facility of the Senior Credit Facilities on the Issue Date exceed $940.0 million and (y) the amount by which aggregate commitments under the revolving credit facility of the Senior Credit Facilities as in effect on the Issue Date exceed $200.0 million or (ii) the maximum principal amount of Secured Indebtedness that could be incurred such that after giving effect to such incurrence, the Consolidated Secured Debt Ratio would be no greater than 3.0 to 1.0, in each case, outstanding at any one time, less the aggregate of mandatory principal payments actually made by the borrower thereunder in respect of Indebtedness thereunder with proceeds from an Asset Sale or series of related Asset Sales;

(2)	the incurrence by the Issuer and any Subsidiary Guarantor of Indebtedness represented by the Notes (other than any Additional Notes) or any PIK Notes issued from time to time in respect of any PIK Payment in accordance with the terms of the Indenture and any Subsidiary Guarantee with respect to the foregoing;

(3)	Indebtedness of the Issuer and the Restricted Subsidiaries in existence on the Issue Date (other than Indebtedness described in clauses (1) and (2), but including the Trans Union LLC Senior Notes and the guarantees by Restricted Subsidiaries in respect thereof);

(4)	Indebtedness (including Capitalized Lease Obligations), Disqualified Stock and Preferred Stock incurred by the Issuer or any of the Restricted Subsidiaries, to finance the purchase, lease or improvement of property (real or personal) or equipment that is used or useful in a Similar Business, including, without limitation, through the direct purchase of assets or the Capital Stock of any Person owning such assets in an amount not to exceed the greater of (x) $30.0 million and (y) 1.0% of Adjusted Total Assets at the time of incurrence;

(5)	Indebtedness incurred by the Issuer or any of the Restricted Subsidiaries constituting reimbursement obligations with respect to letters of credit, bank guarantees, workers’ compensation claims, self-insurance obligations, bankers’ acceptances or similar instruments in the ordinary course of business, including letters of credit in respect of workers’ compensation claims, or other Indebtedness with respect to reimbursement type obligations regarding workers’ compensation claims; provided, however, that upon the drawing of such letters of credit or the incurrence of such Indebtedness, such obligations are reimbursed within 30 days following such drawing or incurrence;

(6)	Indebtedness arising from agreements of the Issuer or the Restricted Subsidiaries providing for indemnification, adjustment of purchase price, earn outs or similar obligations, in each case, incurred or assumed in connection with the acquisition or disposition of any business, assets or a Subsidiary, other than guarantees of Indebtedness incurred by any Person acquiring all or any portion of such business, assets or a Subsidiary for the purpose of financing such acquisition; provided, however, that with respect to dispositions the maximum assumable liability in respect of all such Indebtedness shall at no time exceed the gross proceeds including non-cash proceeds (the fair market value of such non-cash proceeds being measured at the time received and without giving effect to any subsequent changes in value) actually received by the Issuer and the Restricted Subsidiaries in connection with such disposition;

(7)	Indebtedness of the Issuer to a Restricted Subsidiary; provided that any such Indebtedness owing to a Restricted Subsidiary that is not a Subsidiary Guarantor is expressly subordinated in right of payment to the Notes; provided further that any subsequent issuance or transfer of any Capital Stock or any other event which results in any Restricted Subsidiary ceasing to be a Restricted Subsidiary or any other subsequent transfer of any such Indebtedness (except to the Issuer or another Restricted Subsidiary) shall be deemed, in each case, to be an incurrence of such Indebtedness;

(8)	Indebtedness of a Restricted Subsidiary to the Issuer or another Restricted Subsidiary; provided that if a Subsidiary Guarantor incurs such Indebtedness to a Restricted Subsidiary that is not a Subsidiary Guarantor, such Indebtedness is expressly subordinated in right of payment to the Subsidiary Guarantee of the Notes of such Subsidiary Guarantor; provided further that any subsequent issuance or transfer of any Capital Stock or any other event which results in any such Restricted Subsidiary ceasing to be a Restricted Subsidiary of any such Indebtedness (except to the Issuer or another Restricted Subsidiary) shall be deemed, in each case, to be an incurrence of such Indebtedness not permitted by this clause;

(9)	shares of Preferred Stock of a Restricted Subsidiary issued to the Issuer or another Restricted Subsidiary, provided that any subsequent issuance or transfer of any Capital Stock or any other event which results in any such Restricted Subsidiary ceasing to be a Restricted Subsidiary or any other subsequent transfer of any such shares of Preferred Stock (except to the Issuer or another of the Restricted Subsidiaries) shall be deemed in each case to be an issuance of such shares of Preferred Stock not permitted by this clause;

(10)	Hedging Obligations (excluding Hedging Obligations entered into for speculative purposes);

(11)	obligations in respect of performance, bid, appeal, statutory, export or import, customs, revenue and surety bonds and completion guarantees or similar instruments provided by the Issuer or any of the Restricted Subsidiaries in the ordinary course of business;

(12)(a)	Indebtedness or Disqualified Stock of the Issuer and Indebtedness, Disqualified Stock or Preferred Stock of the Issuer or any Restricted Subsidiary equal to 100.0% of the net cash proceeds received by the Issuer since immediately after the Issue Date from the issue or sale of Equity Interests of the Issuer (or any direct or indirect parent of the Issuer) or cash contributed to the capital of the Issuer (in each case, other than proceeds of Disqualified Stock or sales of Equity Interests to the Issuer or any of its Subsidiaries) as determined in accordance with clauses (3)(b) and (3)(c) of the first paragraph of “—Limitation on Restricted Payments” to the extent such net cash proceeds or cash have not been applied pursuant to such clauses to make Restricted Payments or to make other Investments, payments or exchanges pursuant to the second paragraph of “—Limitation on Restricted Payments” or to make Permitted Investments (other than Permitted Investments specified in clauses (1) and (3) of the definition thereof) and (b) Indebtedness or Disqualified Stock of the Issuer and Indebtedness, Disqualified Stock or Preferred Stock of the Issuer or any Restricted Subsidiary not otherwise permitted hereunder in an aggregate principal amount or liquidation preference which, when aggregated with the principal amount and liquidation preference of all other Indebtedness, Disqualified Stock and Preferred Stock then outstanding and incurred pursuant to this clause (12)(b), does not at any one time outstanding exceed $150.0 million (it being understood that any Indebtedness, Disqualified Stock or Preferred Stock incurred pursuant to this clause (12)(b) shall cease to be deemed incurred or outstanding for purposes of this clause (12)(b) but shall be deemed incurred for the purposes of the first paragraph of this covenant from and after the first date on which the Issuer or such Restricted Subsidiary could have incurred such Indebtedness, Disqualified Stock or Preferred Stock under the first paragraph of this covenant without reliance on this clause (12)(b));

(13)	the incurrence by the Issuer or any Restricted Subsidiary of Indebtedness, Disqualified Stock or Preferred Stock which serves to refund or refinance any Indebtedness, Disqualified Stock or Preferred Stock incurred as permitted under the first paragraph of this covenant and clauses (2) and (3) above, this clause (13) and clause (14) below or any Indebtedness, Disqualified Stock or Preferred Stock issued to so refund or refinance such Indebtedness, Disqualified Stock or Preferred Stock including additional Indebtedness, Disqualified Stock or Preferred Stock incurred to pay premiums (including reasonable tender premiums), defeasance costs and fees and expenses in connection therewith (the “Refinancing Indebtedness”) prior to its respective maturity; provided, however, that such Refinancing Indebtedness:

(a)	has a Weighted Average Life to Maturity at the time such Refinancing Indebtedness is incurred which is not less than the remaining Weighted Average Life to Maturity of the Indebtedness, Disqualified Stock or Preferred Stock being refunded or refinanced,

(b)	to the extent such Refinancing Indebtedness refinances (i) Indebtedness subordinated or pari passu to the Notes or any Subsidiary Guarantee, such Refinancing Indebtedness is subordinated or pari passu to the Notes or the Subsidiary Guarantee at least to the same extent as the Indebtedness being refinanced or refunded or (ii) Disqualified Stock or Preferred Stock, such Refinancing Indebtedness must be Disqualified Stock or Preferred Stock, respectively, and

(c)	shall not include:

(i)	Indebtedness, Disqualified Stock or Preferred Stock of a Subsidiary of the Issuer that is not a Subsidiary Guarantor that refinances Indebtedness, Disqualified Stock or Preferred Stock of the Issuer;

(ii)	Indebtedness, Disqualified Stock or Preferred Stock of a Subsidiary of the Issuer that is not a Subsidiary Guarantor that refinances Indebtedness, Disqualified Stock or Preferred Stock of a Subsidiary Guarantor; or

(iii)	Indebtedness, Disqualified Stock or Preferred Stock of the Issuer or a Restricted Subsidiary that refinances Indebtedness, Disqualified Stock or Preferred Stock of an Unrestricted Subsidiary;

and provided, further, that subclause (a) of this clause (13) will not apply to any refunding or refinancing of any Secured Indebtedness and any Indebtedness of a Restricted Subsidiary that is not a Subsidiary Guarantor;

(14)	Indebtedness, Disqualified Stock or Preferred Stock of (x) the Issuer or a Restricted Subsidiary incurred to finance an acquisition or (y) Persons that are acquired by the Issuer or any Restricted Subsidiary or merged into the Issuer or a Restricted Subsidiary in accordance with the terms of the Indenture; provided that after giving effect to such acquisition merger, either:

(a)(x)	in the case of Indebtedness, Disqualified Stock or Preferred Stock of the Issuer or any of its Restricted Subsidiaries (other than TransUnion Corp. or any of TransUnion Corp.’s Restricted Subsidiaries), the Issuer would be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in clause (i) of first sentence of this covenant and (y) in the case of Indebtedness, Disqualified Stock or Preferred Stock of TransUnion Corp. or any of TransUnion Corp.’s Restricted Subsidiaries, TransUnion Corp. would be permitted to incur at least $1.00 of additional Indebtedness pursuant to clause (ii) of the first sentence of this covenant; or

(b)(x)	in the case of Indebtedness, Disqualified Stock or Preferred Stock of the Issuer or any of its Restricted Subsidiaries (other than TransUnion Corp. or any of TransUnion Corp.’s Restricted Subsidiaries), the Fixed Charge Coverage Ratio of the Issuer and the Restricted Subsidiaries of the Issuer on a consolidated basis is greater than immediately prior to such acquisition or merger and (y) in the case of Indebtedness, Disqualified Stock or Preferred Stock of TransUnion Corp. or any of TransUnion Corp.’s Restricted Subsidiaries, the Fixed Charge Coverage Ratio of TransUnion Corp. and TransUnion Corp.’s Restricted Subsidiaries on a consolidated basis is greater than immediately prior to such acquisition or merger;

(15)	Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument drawn against insufficient funds in the ordinary course of business, provided that such Indebtedness is extinguished within two Business Days of its incurrence;

(16)	Indebtedness of the Issuer or any of the Restricted Subsidiaries supported by a letter of credit issued pursuant to the Credit Facilities, in a principal amount not in excess of the stated amount of such letter of credit;

(17)(a)	any guarantee by the Issuer or a Restricted Subsidiary of Indebtedness or other obligations of any Restricted Subsidiary so long as the incurrence of such Indebtedness incurred by such Restricted Subsidiary is permitted under the terms of the Indenture, or

(b)	any guarantee by a Restricted Subsidiary of Indebtedness of the Issuer; provided that such guarantee is incurred in accordance with the covenant described below under “— Future Guarantees”;

(18)	Indebtedness of Foreign Subsidiaries of the Issuer incurred not to exceed at any one time outstanding and together with any other Indebtedness incurred under this clause (18) the greater of (x) $25.0 million and (y) 10.0% of the proportion of the Adjusted Total Assets represented by the Foreign Subsidiaries of the Issuer (it being understood that any Indebtedness incurred pursuant to this clause (18) shall cease to be deemed incurred or outstanding for purposes of this clause (18) but shall be deemed incurred for the purposes of the first paragraph of this covenant from and after the first date on which such Foreign Subsidiary could have incurred such Indebtedness under the first paragraph of this covenant without reliance on this clause (18));

(19)	Indebtedness of the Issuer or any of the Restricted Subsidiaries consisting of (i) the financing of insurance premiums or (ii) take-or-pay obligations contained in supply arrangements in each case, incurred in the ordinary course of business;

(20)	Indebtedness consisting of Indebtedness issued by the Issuer or any of the Restricted Subsidiaries to current or former officers, directors and employees thereof, their respective estates, spouses or former spouses, in each case to finance the purchase or redemption of Equity Interests of the Issuer or any direct or indirect parent company of the Issuer to the extent described in clause (3) of the second paragraph under the caption “—Limitation on Restricted Payments”;

(21)	Indebtedness of the Issuer or any Restricted Subsidiary to the extent the proceeds of such Indebtedness are deposited and used to defease the Notes as described under “Legal Defeasance and Covenant Defeasance” or “Satisfaction and Discharge”; and

(22)	cash management obligations and Indebtedness of Foreign Subsidiaries in respect of netting services, overdraft facilities, employee credit card programs, Cash Pooling Arrangements or similar arrangements in connection with cash management and deposit accounts; provided that with respect to any Cash Pooling Arrangements, the total amount of all deposits subject to any such Cash Pooling Arrangement at all times equals or exceeds the total amount of overdrafts that may be subject to such Cash Pooling Arrangements.

For purposes of determining compliance with this covenant:

(1)	in the event that an item of Indebtedness, Disqualified Stock or Preferred Stock (or any portion thereof) meets the criteria of more than one of the categories of permitted Indebtedness, Disqualified Stock or Preferred Stock described in clauses (1) through (22) above or is entitled to be incurred pursuant to the first paragraph of this covenant, the Issuer, in its sole discretion, will classify or reclassify such item of Indebtedness, Disqualified Stock or Preferred Stock (or any portion thereof) and will only be required to include the amount and type of such Indebtedness, Disqualified Stock or Preferred Stock in one of the above clauses; provided that all Indebtedness outstanding under the Credit Facilities on the Issue Date will be treated as incurred on the Issue Date under clause (1) of the second paragraph of this covenant; and

(2)	at the time of incurrence, the Issuer will be entitled to divide and classify an item of Indebtedness in more than one of the types of Indebtedness described in the first and second paragraphs above.

Accrual of interest, the accretion of accreted value and the payment of interest or dividends in the form of additional Indebtedness (including any PIK Payment), Disqualified Stock or Preferred Stock, as applicable, will not be deemed to be an incurrence of Indebtedness, Disqualified Stock or Preferred Stock for purposes of this covenant or, for purposes of the covenant set forth below, under the caption “—Liens,” provided that, in each case, any such additional Indebtedness shall be included in the definition of “Consolidated Total Indebtedness.”

For purposes of determining compliance with any U.S. dollar-denominated restriction on the incurrence of Indebtedness, the U.S. dollar-equivalent principal amount of Indebtedness denominated in a foreign currency shall be calculated based on the relevant currency exchange rate in effect on the date such Indebtedness was incurred, in the case of term debt, or first committed, in the case of revolving credit debt; provided that if such Indebtedness is incurred to refinance other Indebtedness denominated in a foreign currency, and such refinancing would cause the applicable U.S. dollar-denominated restriction to be exceeded if calculated at the relevant currency exchange rate in effect on the date of such refinancing, such U.S. dollar-denominated restriction shall be deemed not to have been exceeded so long as the principal amount of such refinancing Indebtedness does not exceed the principal amount of such Indebtedness being refinanced.

The principal amount of any Indebtedness incurred to refinance other Indebtedness, if incurred in a different currency from the Indebtedness being refinanced, shall be calculated based on the currency exchange rate applicable to the currencies in which such respective Indebtedness is denominated that is in effect on the date of such refinancing.

The Indenture provides that the Issuer will not, and will not permit any Subsidiary Guarantor to, directly or indirectly, incur any Indebtedness (including Acquired Indebtedness) that is subordinated or junior in right of payment to any Indebtedness of the Issuer or such Subsidiary Guarantor, as the case may be, unless such Indebtedness is expressly subordinated in right of payment to the Notes or such Subsidiary Guarantor’s Subsidiary Guarantee to the extent and in the same manner as such Indebtedness is subordinated to other Indebtedness of the Issuer or such Subsidiary Guarantor, as the case may be.

The Indenture does not treat (1) unsecured Indebtedness as subordinated or junior to Secured Indebtedness merely because it is unsecured or (2) Senior Indebtedness as subordinated or junior to any other Senior Indebtedness merely because it has a junior priority with respect to the same collateral.

Liens

The Issuer will not, and will not permit any Subsidiary Guarantor to, directly or indirectly, create, incur, assume or allow to exist any Lien (except Permitted Liens) that secures obligations under any Indebtedness or any related guarantee, on any asset or property of the Issuer or any Subsidiary Guarantor, or any income or profits therefrom, or assign or convey any right to receive income therefrom, unless:

(1)	in the case of Liens securing Subordinated Indebtedness, the Notes and related Subsidiary Guarantees are secured by a Lien on such assets or property that is senior in priority to such Liens; or

(2)	in all other cases, the Notes or the Subsidiary Guarantees are equally and ratably secured, except that the foregoing shall not apply to (a) Liens securing the Notes and the related Subsidiary Guarantees and (b) Liens securing Indebtedness permitted to be incurred under Credit Facilities, including any letter of credit facility relating thereto, that was permitted by the terms of the Indenture to be incurred pursuant to clause (1) of the second paragraph under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock.”

Merger, Consolidation or Sale of All or Substantially All Assets

The Issuer may not consolidate or merge with or into or wind up into (whether or not the Issuer is the surviving corporation), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of their properties or assets, in one or more related transactions, to any Person unless:

(1)	the Issuer is the surviving corporation or the Person formed by or surviving any such consolidation or merger (if other than one of the Issuer) or to which such sale, assignment, transfer, lease, conveyance or other disposition will have been made is a corporation organized or existing under the laws of the United States, any state thereof, the District of Columbia, or any territory thereof (such Person, as the case may be, being herein called the “Successor Company”);

(2)	the Successor Company, if other than the Issuer, expressly assumes all the obligations of the Issuer under the Notes pursuant to supplemental indentures;

(3)	immediately after such transaction, no Default exists that shall not have been cured or waived;

(4)	immediately after giving pro forma effect to such transaction and any related financing transactions, as if such transactions had occurred at the beginning of the applicable four-quarter period,

(a)	the Issuer or the Successor Company, as applicable, would be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in clause (i) of the first sentence of the covenant described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock,” or

(b)	the Fixed Charge Coverage Ratio for the Successor Company or the Issuer and the Restricted Subsidiaries, as applicable, would be greater than such ratio for the Issuer and the Restricted Subsidiaries immediately prior to such transaction;

(5)	each Subsidiary Guarantor, unless it is the other party to the transactions described above, in which case clause (b) of the second succeeding paragraph shall apply, shall have by supplemental indenture confirmed that its Subsidiary Guarantee shall apply to such Person’s obligations under the Indenture and the Notes; and

(6)	the Issuer shall have delivered to the Trustee an Officer’s Certificate and an Opinion of Counsel, each stating that such consolidation, merger or transfer and such supplemental indentures, if any, comply with the Indenture.

The Issuer (or such other predecessor company, as the case may be) will be released from its obligations under the Indenture and the Notes and the Successor Company will succeed to, and be substituted for, the Issuer, as the case may be, under the Indenture, the Subsidiary Guarantees and the Notes, as applicable. Notwithstanding the foregoing,

(1)	any Restricted Subsidiary may consolidate with or merge into or transfer all or part of its properties and assets to the Issuer (in which case clauses (3), (4), (5) and (6) above will not apply), and

(2)	the Issuer may merge with an Affiliate of the Issuer, as the case may be, solely for the purpose of reincorporating such Issuer in a State of the United States so long as the amount of Indebtedness of the Issuer and the Issuer’s Restricted Subsidiaries is not increased thereby (in which case clauses (3), (4), (5) and (6) above will not apply).

Subject to certain limitations described in the Indenture governing release of a Subsidiary Guarantee upon the sale, disposition or transfer of a Subsidiary Guarantor, no Subsidiary Guarantor will, and the Issuer will not permit any Subsidiary Guarantor to, consolidate or merge with or into or wind up into (whether or not an Issuer or Subsidiary Guarantor is the surviving corporation), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets, in one or more related transactions, to, any Person unless:

(1)(a)	such Subsidiary Guarantor is the surviving entity or the Person formed by or surviving any such consolidation or merger (if other than such Subsidiary Guarantor) or to which such sale, assignment, transfer, lease, conveyance or other disposition will have been made is a corporation or other entity organized or existing under the laws of the United States, any state thereof, the District of Columbia, or any territory thereof (such Subsidiary Guarantor or such Person, as the case may be, being herein called the “Successor Person”);

(b)	the Successor Person, if other than such Subsidiary Guarantor, expressly assumes all the obligations of such Subsidiary Guarantor under the Indenture and such Subsidiary Guarantor’s related Subsidiary Guarantee pursuant to supplemental indentures;

(c)	immediately after such transaction, no Default exists that shall not have been cured or waived; and

(d)	the Issuer shall have delivered to the Trustee an Officer’s Certificate and an Opinion of Counsel, each stating that such consolidation, merger or transfer and such supplemental indentures, if any, comply with the Indenture; or

(2)	the transaction is made in compliance with the covenant described under “Repurchase at the Option of Holders—Asset Sales.”

The predecessor Subsidiary Guarantor will be released from its obligations under the Indenture and its Subsidiary Guarantee, and the Successor Person will succeed to, and be substituted for, such Subsidiary Guarantor under the Indenture and such Subsidiary Guarantor’s Subsidiary Guarantee. Notwithstanding the foregoing, any Subsidiary Guarantor may merge into or transfer all or part of its properties and assets to another Subsidiary Guarantor or the Issuer.

Transactions with Affiliates

The Issuer will not, and will not permit any of the Restricted Subsidiaries to, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate of the Issuer (each of the foregoing, an “Affiliate Transaction”) involving aggregate payments or consideration in excess of $5.0 million, unless:

(1)	such Affiliate Transaction is on terms that are not materially less favorable to the Issuer, taken as a whole, or the relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by the Issuer or such Restricted Subsidiary with an unrelated Person on an arm’s-length basis; and

(2)	the Issuer deliver to the Trustee with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate payments or consideration in excess of (x) $10.0 million, a resolution adopted by the majority of the Board of Directors of the Issuer approving such Affiliate Transaction and set forth in an Officer’s Certificate certifying that such Affiliate Transaction complies with clause (1) above and (y) $35.0 million, an opinion from an Independent Financial Advisor that such Affiliate Transaction complies with this covenant.

The foregoing provisions will not apply to the following:

(1)	transactions between or among the Issuer or any of the Restricted Subsidiaries;

(2)	Restricted Payments permitted by the provisions of the Indenture described above under the covenant “—Limitation on Restricted Payments” and the definition of “Permitted Investments”;

(3)	the payment of management, consulting, monitoring and advisory fees and related expenses to the Investors in an amount not to exceed $5.0 million in the aggregate in any calendar year;

(4)	the payment of reasonable and customary fees paid to, and indemnities provided on behalf of, officers, directors, employees or consultants of the Issuer, any of the Issuer’s direct or indirect parent companies or any of the Restricted Subsidiaries;

(5)	transactions in which the Issuer or any of the Restricted Subsidiaries, as the case may be, delivers to the Trustee a letter from an Independent Financial Advisor stating that such transaction is fair to the Issuer, taken as a whole, or such Restricted Subsidiary from a financial point of view or stating that the terms are not materially less favorable to the Issuer, taken as a whole, or such relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by the Issuer, taken as a whole, or such Restricted Subsidiary with an unrelated Person on an arm’s-length basis;

(6)	any agreement as in effect as of the Issue Date, or any amendment thereto (so long as any such amendment is not disadvantageous to the Holders when taken as a whole as compared to the applicable agreement as in effect on the Issue Date);

(7)	the existence of, or the performance by the Issuer or any of the Restricted Subsidiaries of its obligations under the terms of, any stockholders agreement (including any registration rights agreement or purchase agreement related thereto) to which it is a party as of the Escrow Release Date and any similar agreements which it may enter into thereafter; provided, however, that the existence of, or the performance by the Issuer or any of the Restricted Subsidiaries of obligations under any future amendment to any such existing agreement or under any similar agreement entered into after the Escrow Release Date shall only be permitted by this clause (7) to the extent that the terms of any such amendment or new agreement are not otherwise disadvantageous to the Holders when taken as a whole;

(8)	the 2012 Change in Control Transaction and the payment of all fees and expenses related to the 2012 Change in Control Transaction, in each case as disclosed in this prospectus;

(9)	transactions with customers, clients, suppliers, or purchasers or sellers of goods or services, in each case in the ordinary course of business and otherwise in compliance with the terms of the Indenture which are fair to the Issuer and the Restricted Subsidiaries, in the reasonable determination of the Board of Directors of the Issuer or the senior management thereof, or are on terms at least as favorable as might reasonably have been obtained at such time from an unaffiliated party;

(10)	the issuance of Equity Interests (other than Disqualified Stock) of the Issuer to any Permitted Holder or to any director, officer, employee or consultant;

(11)	sales of accounts receivable, or participations therein, or any other transaction effected in connection with any Receivables Facility;

(12)	payments by the Issuer or any of the Restricted Subsidiaries to any of the Investors made for any financial advisory, financing, underwriting or placement services or in respect of other investment banking activities, including, without limitation, in connection with acquisitions or divestitures which payments are approved by a majority of the Board of Directors of the Issuer in good faith;

(13)	payments or loans (or cancellation of loans) to employees or consultants of the Issuer, any of its direct or indirect parent companies or any of its Restricted Subsidiaries and employment agreements, stock option plans and other similar arrangements with such employees or consultants which, in each case, are approved by the Issuer in good faith;

(14)	any transaction permitted by the covenant “—Merger, Consolidation or Sale of All or Substantially All Assets”;

(15)	transactions with a Person (other than an Unrestricted Subsidiary of the Issuer) that is an Affiliate of the Issuer solely because the Issuer owns, directly or through a Restricted Subsidiary, an Equity Interest in, or controls, such Person;

(16)	transactions with joint ventures or Unrestricted Subsidiaries entered into in the ordinary course of business;

(17)	any contributions to the common equity capital of the Issuer;

(18)	pledges of Equity Interests of Unrestricted Subsidiaries; and

(19)	transactions between the Issuer or any of the Restricted Subsidiaries and any Person, a director of which is also a director of the Issuer or any direct or indirect parent of the Issuer; provided, however, that such director abstains from voting as a director of the Issuer or such direct or indirect parent of the Issuer as the case may be on any matter involving such other Person.

Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries

The Issuer will not, and will not permit any of the Restricted Subsidiaries that are not Subsidiary Guarantors to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any consensual encumbrance or consensual restriction on the ability of any such Restricted Subsidiary to:

(1) (a)	pay dividends or make any other distributions to the Issuer or any of the Restricted Subsidiaries on its Capital Stock or with respect to any other interest or participation in, or measured by, its profits, or

(b)	pay any Indebtedness owed to the Issuer or any of the Restricted Subsidiaries;

(2)	make loans or advances to the Issuer or any of the Restricted Subsidiaries; or

(3)	sell, lease or transfer any of its properties or assets to the Issuer or any of the Restricted Subsidiaries, except (in each case) for such encumbrances or restrictions existing under or by reason of:

(a)	contractual encumbrances or restrictions in effect on the Issue Date, including pursuant to the Senior Credit Facilities and the Trans Union LLC Senior Notes and, in each case, the related documentation;

(b)	the Indenture and the Notes;

(c)	purchase money obligations for property acquired in the ordinary course of business that impose restrictions of the nature discussed in clause (3) above on the property so acquired;

(d)	applicable law or any applicable rule, regulation or order;

(e)	any agreement or other instrument of a Person acquired by the Issuer or any of the Restricted Subsidiaries in existence at the time of such acquisition (but not created in contemplation thereof), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person and its Subsidiaries, or the property or assets of the Person and its Subsidiaries, so acquired;

(f)	contracts for the sale of assets, including customary restrictions with respect to a Subsidiary of the Issuer pursuant to an agreement that has been entered into for the sale or disposition of all or substantially all of the Capital Stock or assets of such Subsidiary;

(g)	Secured Indebtedness otherwise permitted to be incurred pursuant to the covenants described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” and “—Liens” that limits the right of the debtor to dispose of the assets securing such Indebtedness; provided the provisions relating to such encumbrance or restriction contained in such Secured Indebtedness are no less favorable to the Issuer, taken as a whole, as determined by the Board of Directors of the Issuer in good faith, than the provisions contained in the Senior Credit Facilities or the Trans Union LLC Senior Notes, in each case, as in effect on the Issue Date;

(h)	restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business;

(i)	other Indebtedness, Disqualified Stock or Preferred Stock of Restricted Subsidiaries permitted to be incurred subsequent to the Issue Date pursuant to the provisions of the covenant described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”; provided the provisions relating to such encumbrance or restriction contained in such Indebtedness, Disqualified Stock or Preferred Stock are no less favorable to the Issuer, taken as a whole, as determined by the Board of Directors of the Issuer in good faith, than the provisions contained in the Senior Credit Facilities or the Trans Union LLC Senior Notes, in each case, as in effect on the Issue Date;

(j)	customary provisions in joint venture agreements and other similar agreements relating solely to such joint venture;

(k)	customary provisions contained in leases, subleases or licenses of intellectual property and other agreements, in each case, entered into in the ordinary course of business;

(l)	any Restricted Investment not prohibited by the covenant described above under the caption “—Limitation on Restricted Payments” and any Permitted Investment;

(m)	any encumbrances or restrictions of the type referred to in clauses (1), (2) and (3) above imposed by any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings of the contracts, instruments or obligations referred to in clauses (a) through (k) above; provided that such amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings are, in the good faith judgment of the Issuer, no more restrictive with respect to such encumbrance and other restrictions taken as a whole than those prior to such amendment, modification, restatement, renewal, increase, supplement, refunding, replacement or refinancing; and

(n)	restrictions created in connection with any Receivables Facility that, in the good faith determination of the Issuer are necessary or advisable to effect such Receivables Facility.

Future Guarantees

The Notes will not be guaranteed by any of the Issuer’s Subsidiaries on the Issue Date. The Issuer will not permit any of its Wholly-Owned Subsidiaries that are Restricted Subsidiaries (and non-Wholly-Owned Subsidiaries if such non-Wholly-Owned Subsidiaries guarantee other capital markets debt securities of the Issuer or a Subsidiary Guarantor), other than a Subsidiary Guarantor or a Foreign Subsidiary, to guarantee the payment of any Indebtedness of the Issuer unless:

(1)	such Restricted Subsidiary within 30 days executes and delivers a supplemental indenture to the Indenture providing for a Subsidiary Guarantee by such Restricted Subsidiary;

(2)	such Restricted Subsidiary waives and agree to not in any manner whatsoever claim or take the benefit or advantage of, any rights of reimbursement, indemnity or subrogation or any other rights against the Issuer as a result of any payment by such Restricted Subsidiary under its Subsidiary Guarantee;

(3)	such Restricted Subsidiary shall deliver to the Trustee an Opinion of Counsel to the effect that:

(a)	such Subsidiary Guarantee has been duly executed and authorized; and

(b)	such Subsidiary Guarantee constitutes a valid, binding and enforceable obligation of such Restricted Subsidiary, except insofar as enforcement thereof may be limited by bankruptcy, insolvency or similar laws (including, without limitation, all laws relating to fraudulent transfers) and except insofar as enforcement thereof is subject to general principles of equity and that the Subsidiary Guarantee is authorized or permitted by the Indenture.

provided, that this covenant shall not be applicable to any guarantee of any Restricted Subsidiary that existed at the time such Person became a Restricted Subsidiary and was not incurred in connection with, or in contemplation of, such Person becoming a Restricted Subsidiary.

Reports and Other Information

Whether or not required by the rules and regulations of the SEC, the Indenture will require the Issuer to file the following information with the SEC from and after the Issue Date and as long as any Notes are outstanding:

(1)	within 90 days after the end of each fiscal year (or any other time period then in effect under the rules and regulations of the Exchange Act with respect to the filing of an annual report on Form 10-K by a non-accelerated filer), annual reports on Form 10-K, or any successor or comparable form;

(2)	within 45 days after the end of each of the first three fiscal quarters of each fiscal year (or any other time period then in effect under the rules and regulations of the Exchange Act with respect to the filing of a quarterly report on Form 10-Q by a non-accelerated filer), quarterly reports on Form 10-Q or any successor or comparable form; and

(3)	promptly from time to time after the occurrence of an event required to be therein reported, current reports on Form 8-K or any successor or comparable form;

in each case, in a manner that complies in all material respects with the requirements specified in such form or any successor or comparable form. The Indenture will require the Issuer to make such information available to the Trustee and Holders of the Notes (without exhibits) within 15 days after it files such information with the SEC, without cost to any Holder.

Notwithstanding the foregoing, the Issuer shall not be obligated to file such reports with the SEC (a) prior to the commencement of the Exchange Offer or the effectiveness of the shelf registration statement described under the caption “Exchange Offer” or (b) if the SEC does not permit such filing; provided that, in the case of each of clauses (a) and (b), the Issuer will make available such reports and information to prospective purchasers of Notes, in addition to providing such information to the Trustee and the Holders of the Notes:

(1)	within 30 days, for annual reports;

(2)	within 15 days, for quarterly reports; and

(3)	within 6 Business Days, for current reports;

in each case, after the time the Issuer would be required to file such information with the SEC if it were a non-accelerated filer. In addition, to the extent not satisfied by the foregoing, the Issuer will agree that, for so long as any Notes are outstanding, it will furnish to Holders and to any prospective investor that certifies it is a Qualified Institutional Buyer (as defined in the Securities Act), upon request and if not previously provided, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

The requirements of the first two paragraphs of this covenant shall be deemed satisfied prior to the commencement of the Exchange Offer or the effectiveness of the shelf registration statement by filing with the SEC the Exchange Offer registration statement or shelf registration statement, and any amendments thereto, with such financial information that satisfies Regulation S-X of the Securities Act. In addition, prior to the commencement of the Exchange Offer or the effectiveness of the shelf registration statement, the Issuer shall not be required to provide the information that would otherwise be required by Section 302 and 404 of the Sarbanes-Oxley Act of 2002 and Items 307, 308 or 308T of Regulation S-K in connection with any information provided under this covenant.

Notwithstanding anything herein to the contrary, at any time prior to the first anniversary of the Issue Date, the Issuer will not be deemed to have failed to comply with any of its agreements set forth under this covenant for purposes of clause (3) of the first paragraph under the caption “Events of Default and Remedies” until 120 days after the date any report is required to be filed with the SEC (or provided to the Trustee or Holders of the Notes) pursuant to this covenant.

Notwithstanding the foregoing, the Issuer will be deemed to have furnished such reports referred to above to the Trustee and the Holders if the Issuer has filed such reports with the SEC via the EDGAR filing system (or any successor system) and such reports are publicly available.

Events of Default and Remedies

The Indenture provides that each of the following is an Event of Default:

(1)	default in payment when due and payable, upon redemption, acceleration or otherwise, of principal of, or premium, if any, on the Notes;

(2)	default for 30 days or more in the payment when due of interest on or with respect to the Notes (it being understood that any failure to pay that portion of any interest payment required to be paid in Cash Interest in Cash Interest is a default in the payment of interest for purposes of this clause (2) (irrespective of whether all or part of any such portion is paid in the form PIK Interest or Partial PIK Interest);

(3)	failure by the Issuer or any Subsidiary Guarantor for 60 days after receipt of written notice given by the Trustee or the Holders of not less than 25% in principal amount of the Notes to comply with any of its obligations, covenants or agreements (other than a default referred to in clauses (1) and (2) above) contained in the Indenture or the Notes;

(4)	default under any mortgage, indenture or instrument under which there is issued or by which there is secured or evidenced any Indebtedness for money borrowed by the Issuer or any of the Restricted Subsidiaries or the payment of which is guaranteed by the Issuer or any of the Restricted Subsidiaries, other than Indebtedness owed to the Issuer or a Restricted Subsidiary, whether such Indebtedness or guarantee now exists or is created after the issuance of the Notes, if both:

(a)	such default either results from the failure to pay any principal of such Indebtedness at its stated final maturity (after giving effect to any applicable grace periods) or relates to an obligation other than the obligation to pay principal of any such Indebtedness at its stated final maturity and results in the holder or holders of such Indebtedness causing such Indebtedness to become due prior to its stated maturity; and

(b)	the principal amount of such Indebtedness, together with the principal amount of any other such Indebtedness in default for failure to pay principal at stated final maturity (after giving effect to any applicable grace periods), or the maturity of which has been so accelerated, aggregate $50.0 million or more at any one time outstanding;

(5)	failure by the Issuer or any Significant Subsidiary of the Issuer to pay final judgments aggregating in excess of $50.0 million, which final judgments remain unpaid, undischarged and unstayed for a period of more than 60 days after such judgment becomes final, and in the event such judgment is covered by insurance, an enforcement proceeding has been commenced by any creditor upon such judgment or decree which is not promptly stayed;

(6)	certain events of bankruptcy or insolvency with respect to the Issuer or any Significant Subsidiary of the Issuer; or

(7)	the Subsidiary Guarantee of any Significant Subsidiary of the Issuer shall for any reason cease to be in full force and effect or be declared null and void or any responsible officer of any Subsidiary Guarantor that is a Significant Subsidiary of the Issuer, as the case may be, denies that it has any further liability under its Subsidiary Guarantee or gives notice to such effect, other than by reason of the termination of the Indenture or the release of any such Subsidiary Guarantee in accordance with the Indenture.

If any Event of Default (other than of a type specified in clause (6) above) occurs and has not been cured or waived under the Indenture, the Trustee or the Holders of at least 25% in principal amount of the then total Outstanding Notes may declare the principal, premium, if any, interest and any other monetary obligations on all the then Outstanding Notes to be due and payable immediately.

Upon the effectiveness of such declaration, such principal and interest will be due and payable immediately. Notwithstanding the foregoing, in the case of an Event of Default arising under clause (6) of the first paragraph of this section, all Outstanding Notes will become due and payable without further action or notice. The Indenture will provide that the Trustee may withhold from the Holders notice of any continuing Default, except a Default relating to the payment of principal, premium, if any, or interest, if it determines that withholding notice is in their interest. In addition, the Trustee shall have no obligation to accelerate the Notes if in the best judgment of the Trustee acceleration is not in the best interest of the Holders of the Notes.

The Indenture provides that the Holders of a majority in aggregate principal amount of the then Outstanding Notes by notice to the Trustee may on behalf of the Holders of all of the Notes waive any existing Default and its consequences under the Indenture except a continuing Default in the payment of interest on, premium, if any, or the principal of any Note held by a non-consenting Holder. In the event of any Event of Default specified in clause (4) above, such Event of Default and all consequences thereof (excluding any resulting payment default, other than as a result of acceleration of the Notes) shall be annulled, waived and rescinded, automatically and without any action by the Trustee or the Holders, if within 20 days after such Event of Default arose:

(1)	the Indebtedness or guarantee that is the basis for such Event of Default has been discharged; or

(2)	holders thereof have rescinded or waived the acceleration, notice or action (as the case may be) giving rise to such Event of Default; or

(3)	the default that is the basis for such Event of Default has been cured.

Subject to the provisions of the Indenture relating to the duties of the Trustee thereunder, in case an Event of Default occurs and is continuing, the Trustee will be under no obligation to exercise any of the rights or powers under the Indenture at the request or direction of any of the Holders of the Notes unless the Holders have offered to the Trustee indemnity or security satisfactory to the Trustee against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium (if any) or interest when due, no Holder of a Note may pursue any remedy with respect to the Indenture or the Notes unless:

(1)	such Holder has previously given the Trustee notice that an Event of Default is continuing;

(2)	Holders of at least 25% in principal amount of the total Outstanding Notes have requested the Trustee to pursue the remedy;

(3)	Holders of the Notes have offered the Trustee security or indemnity satisfactory to the Trustee against any loss, liability or expense;

(4)	the Trustee has not complied with such request within 60 days after the receipt thereof and the offer of security or indemnity; and

(5)	Holders of a majority in principal amount of the total Outstanding Notes have not given the Trustee a direction inconsistent with such request within such 60-day period.

Subject to certain restrictions under the Indenture, the Holders of a majority in principal amount of the total Outstanding Notes are given the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or of exercising any trust or power conferred on the Trustee. The Trustee, however, may refuse to follow any direction that conflicts with law or the Indenture or that the Trustee determines is unduly prejudicial to the rights of any other Holder of a Senior Note or that would involve the Trustee in personal liability.

The Indenture will provide that the Issuer is required to deliver to the Trustee annually a statement regarding compliance with the Indenture, and the Issuer is required, within five Business Days, upon becoming aware of any Default, to deliver to the Trustee a statement specifying such Default.

No Personal Liability of Directors, Officers, Employees and Stockholders

No director, officer, employee, incorporator or stockholder of the Issuer or any Subsidiary Guarantor or any of their direct or indirect parent companies shall have any liability for any obligations of the Issuer or the Subsidiary Guarantors (if any) under the Notes, the Subsidiary Guarantees (if any) or the Indenture or for any claim based on, in respect of or by reason of such obligations or their creation. Each Holder by accepting Notes waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes. Such waiver may not be effective to waive liabilities under the federal securities laws and it is the view of the SEC that such a waiver is against public policy.

Legal Defeasance and Covenant Defeasance

The obligations of the Issuer and the Subsidiary Guarantors (if any) under the Indenture will terminate and will be released upon payment in full of all of the Notes. The Issuer may, at its option and at any time, elect to have all of its obligations discharged with respect to the Notes and have the Issuer’s and each Subsidiary Guarantor’s obligation discharged with respect to its Subsidiary Guarantee (“Legal Defeasance”) and cure all then existing Events of Default except for:

(1)	the rights of Holders of Notes to receive payments in respect of the principal of, premium, if any, and interest on the Notes when such payments are due solely out of the trust created pursuant to the Indenture;

(2)	the Issuer’s obligations with respect to Notes concerning issuing temporary Notes, registration of such Notes, mutilated, destroyed, lost or stolen Notes and the maintenance of an office or agency for payment and money for security payments held in trust;

(3)	the rights, powers, trusts, duties and immunities of the Trustee, and the Issuer’s obligations in connection therewith; and

(4)	the Legal Defeasance provisions of the Indenture.

In addition, the Issuer may, at its option and at any time, elect to have its obligations and those of each Subsidiary Guarantor (if any) released with respect to certain covenants that are described in the Indenture (“Covenant Defeasance”) and thereafter any omission to comply with such obligations shall not constitute a Default with respect to the Notes. In the event Covenant Defeasance occurs, certain events (not including bankruptcy, receivership, rehabilitation and insolvency events pertaining to the Issuer) described under “Events of Default and Remedies” will no longer constitute an Event of Default with respect to the Notes.

In order to exercise either Legal Defeasance or Covenant Defeasance with respect to the Notes:

(1)	the Issuer must irrevocably deposit with the Trustee, in trust, for the benefit of the Holders of the Notes, cash in U.S. dollars, Government Securities, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized investment bank, appraisal firm or firm of independent public accountants, to pay the principal of, premium, if any, and interest due on the Notes on the stated maturity date or on the redemption date, as the case may be, of such principal, premium, if any, or interest on such Notes and the Issuer must specify whether such Notes are being defeased to maturity or to a particular redemption date;

(2)	in the case of Legal Defeasance, the Issuer shall have delivered to the Trustee an Opinion of Counsel reasonably acceptable to the Trustee confirming that, subject to customary assumptions and exclusions,

(a)	the Issuer have received from, or there has been published by, the United States Internal Revenue Service a ruling, or

(b)	since the issuance of the Notes, there has been a change in the applicable U.S. federal income tax law,

in either case to the effect that, and based thereon such Opinion of Counsel shall confirm that, subject to customary assumptions and exclusions, the Holders of the Notes will not recognize income, gain or loss for U.S. federal income tax purposes, as applicable, as a result of such Legal Defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(3)	in the case of Covenant Defeasance, the Issuer shall have delivered to the Trustee an Opinion of Counsel reasonably acceptable to the Trustee confirming that, subject to customary assumptions and exclusions, the Holders of the Notes will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such Covenant Defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(4)	no Default (other than that resulting from borrowing funds to be applied to make such deposit and the granting of Liens in connection therewith) shall have occurred and be continuing on the date of such deposit;

(5)	such Legal Defeasance or Covenant Defeasance shall not result in a breach or violation of, or constitute a default under the Senior Credit Facilities or any other material agreement or instrument (other than the Indenture) to which, an Issuer or any Subsidiary Guarantor is a party or by which an Issuer or any Subsidiary Guarantor is bound;

(6)	the Issuer shall have delivered to the Trustee an Officer’s Certificate stating that the deposit was not made by the Issuer with the intent of preferring the Holders over, defeating, hindering, delaying or defrauding, any creditors of the Issuer or any Subsidiary Guarantor or others; and

(7)	the Issuer shall have delivered to the Trustee an Officer’s Certificate and an Opinion of Counsel (which Opinion of Counsel may be subject to customary assumptions and exclusions) each stating that all conditions precedent provided for or relating to the Legal Defeasance or the Covenant Defeasance, as the case may be, have been complied with.

Satisfaction and Discharge

The Indenture will be discharged and will cease to be of further effect as to all Notes, when either:

(1)	all Notes theretofore authenticated and delivered, except lost, stolen or destroyed Notes which have been replaced or paid and Notes for whose payment money has theretofore been deposited in trust, have been delivered to the Trustee for cancellation; or

(2)	(a) all Notes not theretofore delivered to the Trustee for cancellation have become due and payable by reason of the making of a notice of redemption or otherwise, will become due and payable within one year or are to be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Issuer and an Issuer or any Subsidiary Guarantor has irrevocably deposited or caused to be deposited with the Trustee as trust funds in trust solely for the benefit of the Holders of the Notes, cash in U.S. dollars, Government Securities, or a combination thereof, in such amounts as will be sufficient, or in the opinion of a nationally recognized investment bank, appraisal firm or firm of independent public accountants, without consideration of any reinvestment of interest to pay and discharge the entire indebtedness on the Notes not theretofore delivered to the Trustee for cancellation for principal, premium, if any, and accrued interest to the date of maturity or redemption;

(b) no Default (other than that resulting from borrowing funds to be applied to make such deposit) with respect to the Indenture or the Notes shall have occurred and be continuing on the date of such deposit or shall occur as a result of such deposit and such deposit will not result in a breach or violation of, or constitute a default under the Senior Credit Facilities or any other material agreement or instrument (other than the Indenture) to which an Issuer or any Subsidiary Guarantor is a party or by which an Issuer or any Subsidiary Guarantor is bound;

(c) the Issuer have paid or caused to be paid all sums payable by them under the Indenture; and

(d) the Issuer has delivered irrevocable instructions to the Trustee to apply the deposited money toward the payment of the Notes at maturity or the redemption date, as the case may be.

In addition, the Issuer must deliver an Officer’s Certificate and an Opinion of Counsel to the Trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

Amendment, Supplement and Waiver

Except as provided in the next two succeeding paragraphs, the Indenture, any Guarantee and the Notes may be amended or supplemented with the consent of the Holders of at least a majority in principal amount of the Notes then outstanding, including consents obtained in connection with a purchase of, or tender offer or Exchange Offer for, Notes, and any existing Default or compliance with any provision of the Indenture or the Notes issued thereunder may be waived with the consent of the Holders of a majority in principal amount of the then Outstanding Notes (including consents obtained in connection with a purchase of or tender offer or Exchange Offer for the Notes), other than Notes beneficially owned by an Issuer or its Affiliates.

The Indenture will provide that, without the consent of each affected Holder of Notes, an amendment or waiver may not, with respect to any Notes held by a non-consenting Holder:

(1)	reduce the principal amount of such Notes whose Holders must consent to an amendment, supplement or waiver;

(2)	reduce the principal of or change the fixed final maturity of any such Note or alter or waive the provisions with respect to the redemption of such Notes (other than provisions relating to the covenants described above under the caption “Repurchase at the Option of Holders”);

(3)	reduce the rate of or change the time for payment of interest on any Note;

(4)	waive a Default in the payment of principal of or premium, if any, or interest on the Notes, except a rescission of acceleration of the Notes by the Holders of at least a majority in aggregate principal amount of the Notes and a waiver of the payment default that resulted from such acceleration, or in respect of a covenant or provision contained in the Indenture or any Subsidiary Guarantee which cannot be amended or modified without the consent of all Holders;

(5)	make any Note payable in money other than that stated therein;

(6)	make any change in the provisions of the Indenture relating to waivers of past Defaults or the rights of Holders to receive payments of principal of or premium, if any, or interest on the Notes;

(7)	make any change in these amendment and waiver provisions;

(8)	impair the right of any Holder to receive payment of principal of, or interest on such Holder’s Notes on or after the due dates therefor or to institute suit for the enforcement of any payment on or with respect to such Holder’s Notes;

(9)	make any change to or modify the ranking of the Notes that would adversely affect the Holders; or

(10)	except as expressly permitted by the Indenture, modify the Subsidiary Guarantees of any Significant Subsidiary of the Issuer in any manner adverse to the Holders of the Notes.

Notwithstanding the foregoing, the Issuer, any Subsidiary Guarantor (with respect to a Subsidiary Guarantee or the Indenture to which it is a party) and the Trustee may amend or supplement the Indenture and any Subsidiary Guarantee or Notes without the consent of any Holder;

(1)	to cure any ambiguity, omission, mistake, defect or inconsistency;

(2)	to provide for uncertificated Notes of such series in addition to or in place of certificated Notes;

(3)	to comply with the covenant relating to mergers, consolidations and sales of assets;

(4)	to provide the assumption of the Issuer’s or any Subsidiary Guarantor’s obligations to the Holders;

(5)	to make any change that would provide any additional rights or benefits to the Holders or that does not adversely affect the legal rights under the Indenture of any such Holder;

(6)	to add covenants for the benefit of the Holders or to surrender any right or power conferred upon the Issuer or any Subsidiary Guarantor as determined in good faith by the Board of Directors;

(7)	to comply with requirements of the SEC in order to effect or maintain any qualification of the Indenture under the Trust Indenture Act;

(8)	to evidence and provide for the acceptance and appointment under the Indenture of a successor Trustee thereunder pursuant to the requirements thereof;

(9)	to add a Subsidiary Guarantor under the Indenture, or to modify the Indenture in connection with the addition of a Subsidiary Guarantee;

(10)	to conform the text of the Indenture, Subsidiary Guarantees or the Notes to any provision of this “Description of the Notes” to the extent that such provision in this “Description of the Notes” was intended to be a verbatim recitation of a provision of the Indenture, Subsidiary Guarantee or Notes;

(11)

to make any amendment to the provisions of the Indenture relating to the transfer and legending of Notes as permitted by the Indenture, including, without limitation to facilitate the issuance and administration of the Notes; provided, however, that (i) compliance with the Indenture as so amended would not result in Notes being transferred in violation of the Securities Act or any applicable securities law and (ii) such amendment does not materially and adversely affect the rights of Holders to transfer Notes as determined in good faith by the Board of Directors; or

(12)	in the event that PIK Notes are issued in certificated form, to make appropriate amendments to the Indenture to reflect an appropriate minimum denomination of certificated PIK Notes and establish minimum redemption amounts for certificated PIK Notes.

The consent of the Holders is not necessary under the Indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment.

Notices

Notices given by publication will be deemed given on the first date on which publication is made and notices given by first-class mail, postage prepaid, will be deemed given five calendar days after mailing.

Concerning the Trustee

The Indenture contains certain limitations on the rights of the Trustee thereunder, should it become a creditor of the Issuer, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee is permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the SEC for permission to continue, if so required at such time, or resign.

The Indenture provides that the Holders of a majority in principal amount of the Outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions. The Indenture provides that in case an Event of Default shall occur (which shall not be cured), the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent person in the conduct of his own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any Holder of the Notes, unless such Holder shall have offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense.

Governing Law

The Indenture, the Notes and any Subsidiary Guarantee will be governed by and construed in accordance with the laws of the State of New York.

Certain Definitions

Set forth below are certain defined terms used in the Indenture. For purposes of the Indenture, unless otherwise specifically indicated, the term “consolidated” with respect to any Person refers to such Person consolidated with its Restricted Subsidiaries, and excludes from such consolidation any Unrestricted Subsidiary as if such Unrestricted Subsidiary were not an Affiliate of such Person.

“Acceptable Commitment” has the meaning set forth under “Repurchase at the Option of Holders—Asset Sales.”

“Acquired Indebtedness” means, with respect to any specified Person,

(1)	Indebtedness of any other Person existing at the time such other Person is merged with or into or became a Restricted Subsidiary of such specified Person, including Indebtedness incurred in connection with, or in contemplation of, such other Person merging with or into or becoming a Restricted Subsidiary of such specified Person, and

(2)	Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.

“Additional Notes” has the meaning set forth under “Principal, Maturity and Interest.”

“Adjusted Total Assets” means the total assets of the Issuer and the Restricted Subsidiaries on a consolidated basis, as shown on the most recent balance sheet of the Issuer or such other Person as may be expressly stated.

“Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise.

“Affiliate Transaction” has the meaning set forth under “Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock.”

“AHYDO Catch Up Payment” means payment in respect of Indebtedness necessary in order to avoid such Indebtedness being characterized as “applicable high yield discount obligations” within the meaning of the Code.

“AHYDO redemption date” has the meaning set forth under “Mandatory Redemption; Offers to Purchase; Open Market Purchases.”

“Applicable Amount” has the meaning set forth under “Principal, Maturity and Interest.”

“Applicable Premium” means, with respect to any Note on any Redemption Date, the greater of:

(1)	1.0% of the principal amount of such Note; and

(2)	the excess, if any, of (a) the present value at such Redemption Date of (i) the redemption price of such Note at June 15, 2014 (each such redemption price being set forth in the table appearing above under the caption “Optional Redemption”), plus (ii) all required interest payments due on such Note through June 15, 2014 (excluding accrued but unpaid interest to the Redemption Date), computed using a discount rate equal to the Treasury Rate as of such Redemption Date plus 50 basis points; over (b) the principal amount of such Note.

“Asset Sale” means:

(1)	the sale, conveyance, transfer or other disposition, whether in a single transaction or a series of related transactions, of property or assets (including by way of a Sale and Lease-Back Transaction) of the Issuer or any of the Restricted Subsidiaries (each referred to in this definition as a “disposition”); or

(2)	the issuance or sale of Equity Interests of any Restricted Subsidiary, whether in a single transaction or a series of related transactions (other than Disqualified Stock or Preferred Stock of Restricted Subsidiaries issued in compliance with the covenant described under “Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”);

in each case, other than:

(a)	any disposition of Cash Equivalents or Investment Grade Securities or obsolete or worn out property or equipment in the ordinary course of business or any disposition of inventory or goods (or other assets) held for sale in the ordinary course of business;

(b)	the disposition of all or substantially all of the assets of the Issuer in a manner permitted pursuant to the provisions described above under “Certain Covenants—Merger, Consolidation or Sale of All or Substantially All Assets” or any disposition that constitutes a Change of Control pursuant to the Indenture;

(c)	the making of any Restricted Payment or Permitted Investment that is permitted to be made, and is made, under the covenant described above under “Certain Covenants— Limitation on Restricted Payments” and, to the extent constituting an Asset Sale, the granting of a Lien that is permitted to be granted, and is granted, under the covenant described above under “Certain Covenants—Liens”;

(d)	any disposition of assets or issuance or sale of Equity Interests of any Restricted Subsidiary in any transaction or series of related transactions with an aggregate fair market value of less than $10.0 million;

(e)	any disposition of property or assets or issuance of securities by a Restricted Subsidiary to the Issuer or by the Issuer or a Restricted Subsidiary to another Restricted Subsidiary;

(f)	to the extent allowable under Section 1031 of the Code, any exchange of like property (excluding any boot thereon) for use in a Similar Business;

(g)	the lease, assignment or sublease of any real or personal property in the ordinary course of business;

(h)	foreclosures on assets;

(i)	sales of accounts receivable, or participations therein, in connection with any Receivables Facility;

(j)	any financing transaction with respect to (i) the property located at 555 West Adams Street in Chicago, Illinois (currently identified by the Assessor’s office of Cook County, Illinois with Permanent Index Number 17-16-112-006) or (ii) property built or acquired by the Issuer or any Restricted Subsidiary after the Issue Date, in each case including Sale and Lease-Back Transactions and asset securitizations permitted by the Indenture;

(k)	any issuance or sale of Equity Interests in, or Indebtedness or other securities of, an Unrestricted Subsidiary;

(l)	disposition of an account receivable in connection with the collection or compromise thereof;

(m)	the abandonment of intellectual property rights in the ordinary course of business, which in the reasonable good faith determination of the Issuer, is not material to the conduct of the business of the Issuer and its Restricted Subsidiaries taken as a whole;

(n)	voluntary terminations of Hedging Obligations;

(o)	any liquidation or dissolution of a Restricted Subsidiary; provided that such Restricted Subsidiary’s direct parent is the Issuer or a Restricted Subsidiary and immediately becomes the owner of such Restricted Subsidiary’s assets; and

(p)	dispositions of non-core assets acquired in connection with acquisitions or Investments permitted under the Indenture; provided that the aggregate amount of such sales shall not exceed 25% of the fair market value of the acquired entity or business.

“Asset Sale Offer” has the meaning set forth under “Repurchase at the Option of Holders—Asset Sales.”

“Board of Directors” means:

(1)	with respect to a corporation, the board of directors of the corporation or any committee thereof duly authorized to act on behalf of such board;

(2)	with respect to a partnership, the board of directors of the general partner of the partnership;

(3)	with respect to a limited liability company, the managing member or members or any controlling committee of managing members thereof; and

(4)	with respect to any other Person, the board or committee of such Person serving a similar function.

“Business Day” means each day which is not a Legal Holiday.

“Capital Stock” means:

(1)	in the case of a corporation, corporate stock;

(2)	in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

(3)	in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited); and

(4)	any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

“Capitalized Lease Obligation” means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at such time be required to be capitalized and reflected as a liability on a balance sheet (excluding the footnotes thereto) in accordance with GAAP.

“Capitalized Software Expenditures” shall mean, for any period, the aggregate of all expenditures (whether paid in cash or accrued as liabilities) by a Person and its Restricted Subsidiaries during such period in respect of purchased software or internally developed software and software enhancements that, in conformity with GAAP, are or are required to be reflected as capitalized costs on the consolidated balance sheet of a Person and its Restricted Subsidiaries.

“Cash Equivalents” means:

(1)	United States dollars;

(2)	(a) euro, or any national currency of any participating member state of the EMU; or

(b) in the case of any Foreign Subsidiary that is a Restricted Subsidiary, such local currencies held by them from time to time in the ordinary course of business;

(3)	securities issued or directly and fully and unconditionally guaranteed or insured by the U.S. government or any agency or instrumentality thereof the securities of which are unconditionally guaranteed as a full faith and credit obligation of such government with maturities of 24 months or less from the date of acquisition;

(4)	certificates of deposit, time deposits and eurodollar time deposits with maturities of one year or less from the date of acquisition, bankers’ acceptances with maturities not exceeding one year and overnight bank deposits, in each case with any commercial bank having capital and surplus of not less than $500.0 million in the case of U.S. banks and $100.0 million (or the U.S. dollar equivalent as of the date of determination) in the case of non-U.S. banks;

(5)	repurchase obligations for underlying securities of the types described in clauses (3) and entered into with any financial institution meeting the qualifications specified in clause above;

(6)	commercial paper rated at least P-1 by Moody’s or at least A-1 by S&P and in each case maturing within 24 months after the date of creation thereof;

(7)	marketable short-term money market and similar securities having a rating of at least P-2 or A-2 from either Moody’s or S&P, respectively (or, if at any time neither Moody’s nor S&P shall be rating such obligations, an equivalent rating from another Rating Agency) and in each case maturing within 24 months after the date of creation thereof;

(8)	investment funds investing 95% of their assets in securities of the types described in clauses (1) through (7) above;

(9)	readily marketable direct obligations issued by any state, commonwealth or territory of the United States or any political subdivision or taxing authority thereof having an Investment Grade Rating from either Moody’s or S&P with maturities of 24 months or less from the date of acquisition;

(10)	Indebtedness or Preferred Stock issued by Persons with a rating of “A” or higher from S&P or “A2” or higher from Moody’s with maturities of 24 months or less from the date of acquisition; and

(11)	Investments with average maturities of 12 months or less from the date of acquisition in money market funds rated AAA- (or the equivalent thereof) or better by S&P or Aaa3 (or the equivalent thereof) or better by Moody’s.

Notwithstanding the foregoing, Cash Equivalents shall include amounts denominated in currencies other than those set forth in clauses (1) and (2) above, provided that such amounts are converted into any currency listed in clauses (1) and (2) as promptly as practicable and in any event within ten Business Days following the receipt of such amounts.

“Cash Interest” has the meaning set forth under “Principal, Maturity and Interest.”

“Cash Pooling Arrangements” means a deposit account arrangement among a single depository institution and one or more Foreign Subsidiaries of the Issuer involving the pooling of cash deposits in and overdrafts in respect of one or more deposit accounts (each located outside of the United States and any States and territories thereof) with such institution by such Foreign Subsidiaries for cash management purposes.

“Change of Control” means the occurrence of any of the following:

(1)	the sale, lease or transfer or other disposition, in one or a series of related transactions, of all or substantially all of the assets of the Issuer and its Subsidiaries, taken as a whole, to any Person other than a Permitted Holder;

(2)	the acquisition by any Person or group (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act, or any successor provision), including any group acting for the purpose of acquiring, holding or disposing of securities (within the meaning of Rule 13d-5(b)(1) under the Exchange Act), other than one or more Permitted Holders, in a single transaction or in a related series of transactions, by way of merger, consolidation or other business combination or purchase of beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act, or any successor provision) of 50% or more of the total voting power of the Voting Stock of the Issuer or any of its direct or indirect parent companies holding directly or indirectly 100% of the total voting power of the Voting Stock of the Issuer;

(3)	following an Initial Public Offering, the first day on which a majority of the members of the Board of Directors of the Issuer are not Continuing Directors;

(4)	the adoption by the equityholders of the Issuer of a plan or proposal for the liquidation or dissolution of the Issuer; or

(5)	the Issuer ceases to beneficially own (within the meaning of Rule 13d-3 under the Exchange Act, or any successor provision), directly or indirectly, 100% of the issued and outstanding Capital Stock of each of TransUnion Corporation and Trans Union LLC (except to the extent TransUnion Corporation or Trans Union LLC, as applicable, is merged with or into the Issuer or each other in accordance with the terms of the Indenture).

“Change of Control Offer” has the meaning set forth under “Repurchase at the Option of Holders—Change of Control.”

“Change of Control Payment” has the meaning set forth under “Repurchase at the Option of Holders—Change of Control.”

“Change of Control Payment Date” has the meaning set forth under “Repurchase at the Option of Holders—Change of Control.”

“Code” means the U.S. Internal Revenue Code of 1986, as amended, and the regulations and rulings thereunder.

“Consent Solicitation” has the meaning set forth in “Summary—The 2012 Change in Control Transaction” in this prospectus.

“Consolidated Depreciation and Amortization Expense” means with respect to any Person for any period, the total amount of depreciation and amortization expense, including the amortization of deferred financing fees of such Person and its Restricted Subsidiaries and Capitalized Software Expenditures for such period on a consolidated basis and otherwise determined in accordance with GAAP.

“ Consolidated Interest Expense” means, with respect to any Person for any period, without duplication, the sum of:

(1)	consolidated interest expense of such Person and its Restricted Subsidiaries for such period, to the extent such expense was deducted (and not added back) in computing Consolidated Net Income (including (a) amortization of original issue discount resulting from the issuance of Indebtedness at less than par, (b) all commissions, discounts and other fees and charges owed with respect to letters of credit or bankers acceptances, (c) non-cash interest payments (but excluding (i) any non-cash interest expense attributable to the movement in the mark to market valuation of Hedging Obligations or other derivative instruments pursuant to GAAP and (ii) any non-cash imputed interest expense associated with non-interest bearing Indebtedness issued at par to the extent not included in EBITDA), (d) the interest component of Capitalized Lease Obligations, and (e) net payments, if any, pursuant to interest rate Hedging Obligations with respect to Indebtedness, and excluding (x) amortization of deferred financing fees, debt issuance costs, commissions, fees and expenses, (y) any expenses associated with bridge, commitment and other financing fees and (z) commissions, discounts, yield and other fees and charges (including any interest expense) related to any Receivables Facility); plus

(2)	consolidated capitalized interest of such Person and its Restricted Subsidiaries for such period, whether paid or accrued; less

(3)	interest income for such period.

For purposes of this definition, interest on a Capitalized Lease Obligation shall be deemed to accrue at an interest rate reasonably determined by such Person to be the rate of interest implicit in such Capitalized Lease Obligation in accordance with GAAP.

“Consolidated Net Income” means, with respect to any Person for any period, the aggregate of the Net Income attributable to such Person and its Restricted Subsidiaries for such period, on a consolidated basis, and otherwise determined in accordance with GAAP; provided, however, that, without duplication,

(1)	any after-tax effect of extraordinary, non-recurring or unusual gains or losses (less all fees and expenses relating thereto) or expenses (including, in each case, related to the 2012 Change in Control Transaction), severance, relocation costs and curtailments or modifications to pension and post-retirement employee benefit plans shall be excluded,

(2)	the Net Income for such period shall not include the cumulative effect of a change in accounting principles during such period,

(3)	any after-tax effect of income (loss) from disposed or discontinued operations and any net after-tax gains or losses on disposal of disposed, abandoned or discontinued operations shall be excluded,

(4)	any after-tax effect of gains or losses (less all fees and expenses relating thereto) attributable to asset dispositions other than in the ordinary course of business, as determined in good faith by the Issuer, shall be excluded,

(5)	the Net Income for such period of any Person that is not a Subsidiary, or is an Unrestricted Subsidiary, or that is accounted for by the equity method of accounting, shall be excluded; provided that Consolidated Net Income of the Issuer shall be increased by the amount of dividends or distributions or other payments that are actually paid in cash (or to the extent converted into cash) to the referent Person or a Restricted Subsidiary thereof in respect of such period,

(6)	solely for the purpose of determining the amount available for Restricted Payments under clause (3)(a) of the first paragraph of “Certain Covenants—Limitation on Restricted Payments,” the Net Income for such period of any Restricted Subsidiary (other than any Subsidiary Guarantor) shall be excluded if the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of its Net Income is not at the date of determination wholly permitted without any prior governmental approval (which has not been obtained) or, directly or indirectly, by the operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule, or governmental regulation applicable to that Restricted Subsidiary or its stockholders, unless such restriction with respect to the payment of dividends or similar distributions has been legally waived or, in the case of TransUnion Corp. or any of its Restricted Subsidiaries, is permitted under “Certain Covenants – Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries”, provided that Consolidated Net Income of the Issuer will be increased by the amount of dividends or other distributions or other payments actually paid in cash (or to the extent converted into cash) to the Issuer or a Restricted Subsidiary in respect of such period, to the extent not already included therein,

(7)	effects of adjustments (including the effects of such adjustments pushed down to the Issuer and the Restricted Subsidiaries) in the property and equipment, software and other intangible assets, deferred revenue and debt line items in such Person’s consolidated financial statements pursuant to GAAP resulting from the application of purchase accounting in relation to the 2012 Change in Control Transaction or any consummated acquisition or the amortization or write-off of any amounts thereof, net of taxes, shall be excluded,

(8)	any after-tax effect of income (loss) from the early extinguishment of Indebtedness or Hedging Obligations or other derivative instruments shall be excluded,

(9)	any impairment charge or asset write-off, in each case, pursuant to GAAP and the amortization of intangibles arising pursuant to GAAP shall be excluded,

(10)(a)	any non-cash compensation expense recorded from grants or periodic remeasurements of stock appreciation or similar rights, stock options, restricted stock rights or other equity incentive programs and (b) any costs or expenses incurred pursuant to any management equity plan or stock option plan or other management or employee benefit plan or agreement or any stock subscription or shareholder agreement, to the extent, in the case of clause (b), that such costs or expenses are funded with cash proceeds contributed to the common equity capital of the Issuer or a Restricted Subsidiary of the Issuer, will be excluded,

(11)	any fees and expenses incurred during such period, or any amortization thereof for such period, in connection with any acquisition, Investment, Asset Sale, issuance or repayment of Indebtedness, issuance of Equity Interests, refinancing transaction or amendment or modification of any debt instrument (in each case, including any such transaction consummated prior to the Issue Date and any such transaction undertaken but not completed) and any charges or non-recurring merger costs incurred during such period as a result of any such transaction shall be excluded, and

(12)	accruals and reserves that are established within twelve months after the Issue Date that are so required to be established as a result of the 2012 Change in Control Transaction in accordance with GAAP shall be excluded.

Notwithstanding the foregoing, for the purpose of the covenant described under “Certain Covenants—Limitation on Restricted Payments” only (other than clause (3)(d) thereof), there shall be excluded from Consolidated Net Income any income arising from any sale or other disposition of Restricted Investments made by the Issuer and the Restricted Subsidiaries, any repurchases and redemptions of Restricted Investments from the Issuer and the Restricted Subsidiaries, any repayments of loans and advances which constitute Restricted Investments by the Issuer or any of the Restricted Subsidiaries, any sale of the stock of an Unrestricted Subsidiary or any distribution or dividend from an Unrestricted Subsidiary, in each case only to the extent such amounts increase the amount of Restricted Payments permitted under such covenant pursuant to clause (3)(d) thereof.

“Consolidated Restricted Cash” means cash and Cash Equivalents held by Restricted Subsidiaries that is contractually restricted from being distributed to an Issuer; provided that cash or Cash Equivalents maintained by any Foreign Subsidiary that is subject to minority shareholder approval before being distributed to an Issuer (a “Shareholder Restriction”) shall not be deemed “Restricted Cash” as a result of such Shareholder Restriction.

“Consolidated Secured Debt Ratio” as of any date of determination means, the ratio of (1) (x) Consolidated Total Indebtedness of the Issuer and the Restricted Subsidiaries that is secured by Liens as of the end of the most recent fiscal period for which internal financial statements are available immediately preceding the date on which such event for which such calculation is being made shall occur minus (y) the aggregate amount of cash and Cash Equivalents (other than Consolidated Restricted Cash), in each case, that is held by the Issuer and the Restricted Subsidiaries as of such date free and clear of all Liens, other than Permitted Liens, provided that this clause (y) shall be limited to, $50,000,000 to (2) the Issuer’s EBITDA for the most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such event for which such calculation is being made shall occur, in each case with such pro forma adjustments to Consolidated Total Indebtedness and EBITDA as are appropriate and consistent with the pro forma adjustment provisions set forth in the definition of “Fixed Charge Coverage Ratio.”

“Consolidated Total Indebtedness” means, as at any date of determination, an amount equal to the sum of (1) the aggregate amount of all outstanding Indebtedness of the Issuer and the Restricted Subsidiaries on a consolidated basis consisting of Indebtedness for borrowed money, Obligations in respect of Capitalized Lease Obligations and debt obligations evidenced by promissory notes and similar instruments, (2) the aggregate amount of all outstanding Disqualified Stock of the Issuer and all Preferred Stock of the Restricted Subsidiaries on a consolidated basis, with the amount of such Disqualified Stock and Preferred Stock equal to the greater of their respective voluntary or involuntary liquidation preferences and maximum fixed repurchase prices, in each case determined on a consolidated basis in accordance with GAAP and (3) all obligations relating to Receivables Facilities. For purposes hereof, the “maximum fixed repurchase price” of any Disqualified Stock or Preferred Stock that does not have a fixed repurchase price shall be calculated in accordance with the terms of such Disqualified Stock or Preferred Stock as if such Disqualified Stock or Preferred Stock were purchased on any date on which Consolidated Total Indebtedness shall be required to be determined pursuant to the Indenture, and if such price is based upon, or measured by, the fair market value of such Disqualified Stock or Preferred Stock, such fair market value shall be determined reasonably and in good faith by the Issuer.

“Contingent Obligations” means, with respect to any Person, any obligation of such Person guaranteeing any leases, dividends or other obligations that do not constitute Indebtedness (“primary obligations”) of any other Person (the “primary obligor”) in any manner, whether directly or indirectly, including, without limitation, any obligation of such Person, whether or not contingent,

(1)	to purchase any such primary obligation or any property constituting direct or indirect security therefor,

(2)	to advance or supply funds

(a)	for the purchase or payment of any such primary obligation, or

(b)	to maintain working capital or equity capital of the primary obligor or otherwise to maintain the net worth or solvency of the primary obligor, or

(3)	to purchase property, securities or services primarily for the purpose of assuring the owner of any such primary obligation of the ability of the primary obligor to make payment of such primary obligation against loss in respect thereof.

“Continuing Directors” means, as of any date of determination following an Initial Public Offering, any member of the Board of Directors of the Issuer, as applicable, who: (1) was a member of such Board of Directors on the date of the closing of such Initial Public Offering; or (2) was nominated for election or elected to such Board of Directors (x) with the approval of a majority of the Continuing Directors who were members of such Board of Directors at the time of such nomination or election or (y) by the vote of Permitted Holders representing 50% or more of the total voting power of the Voting Stock of the Issuer or any of its direct or indirect parent companies.

“Continuing Shareholders” means, prior to the consummation of the Merger, (i) all lineal descendants of Nicholas J. Pritzker, deceased, and all spouses and adopted children of such descendants; (ii) all trusts for the benefit of any person described in clause (i) and trustees of such trusts; (iii) all legal representatives of any person or trust described in clauses (i) or (ii); and (iv) various entities owned and/or controlled directly and/or indirectly, by the individuals and trusts described in clauses (i), (ii) or (iii) (but excluding, however, any portfolio companies controlled by the Continuing Shareholders). After the consummation of the Merger, the definition of “Continuing Shareholders” shall be deemed to be deleted from the Indenture for all purposes thereunder.

“Covenant Defeasance” has the meaning set forth under “Legal Defeasance and Covenant Defeasance.”

“Credit Facilities” means, with respect to the Issuer or any of the Restricted Subsidiaries, one or more debt facilities, including the Senior Credit Facilities, or other financing arrangements (including, without limitation, commercial paper facilities or indentures) providing for revolving credit loans, term loans, letters of credit, debt securities or other indebtedness, including any notes, mortgages, guarantees, collateral documents, instruments and agreements executed in connection therewith, and any amendments, supplements, modifications, extensions, renewals, restatements or refundings thereof and any indentures or credit facilities or commercial paper facilities that replace, refund or refinance any part of the loans, notes, other credit facilities or commitments thereunder, including any such replacement, refunding or refinancing facility or indenture that increases the amount permitted to be borrowed thereunder or alters the maturity thereof (provided that such increase in borrowings is permitted under “Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”) or adds Restricted Subsidiaries as additional borrowers or guarantors thereunder and whether by the same or any other agent, lender or group of lenders.

“Default” means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.

“Designated Non-cash Consideration” means the fair market value of non-cash consideration received by the Issuer or a Restricted Subsidiary in connection with an Asset Sale that is so designated as Designated Non-cash Consideration pursuant to an Officer’s Certificate, setting forth the basis of such valuation, executed by the principal financial officer of the Issuer, less the amount of cash or Cash Equivalents received in connection with a subsequent sale of or collection on such Designated Non-cash Consideration.

“Designated Preferred Stock” means Preferred Stock of the Issuer or any direct or indirect parent thereof (in each case other than Disqualified Stock), that is issued for cash (other than to a Restricted Subsidiary or an employee stock ownership plan or trust established by the Issuer or any of its Subsidiaries) and is so designated as Designated Preferred Stock, pursuant to an Officer’s Certificate executed by the principal financial officer of the Issuer or the applicable direct or indirect parent thereof as the case may be, on the issuance date thereof, the cash proceeds of which are excluded from the calculation set forth in clause (3) of the first paragraph of the “Certain Covenants—Limitation on Restricted Payments” covenant.

“Determination Date” has the meaning set forth under “Principal, Maturity and Interest.”

“Disqualified Stock” means, with respect to any Person, any Capital Stock of such Person which, by its terms, or by the terms of any security into which it is convertible or for which it is putable or exchangeable, or upon the happening of any event, matures or is mandatorily redeemable (other than solely as a result of a change of control or asset sale) pursuant to a sinking fund obligation or otherwise, or is redeemable at the option of the holder thereof (other than solely as a result of a change of control or asset sale), in whole or in part, in each case prior to the date 91 days after the earlier of the maturity date of the Notes or the date the Notes are no longer outstanding; provided, however, that if such Capital Stock is issued to any plan for the benefit of employees of the Issuer, or its Subsidiaries or any direct or indirect parent thereof or by any such plan to such employees, such Capital Stock shall not constitute Disqualified Stock solely because it may be required to be repurchased by the Issuer, its Subsidiaries or any direct or indirect parent thereof in order to satisfy applicable statutory or regulatory obligations.

“DTC” has the meaning set forth under “Principal, Maturity and Interest.”

“EBITDA” means, with respect to any Person for any period, the Consolidated Net Income of such Person for such period

(1)	increased (without duplication) by:

(a)	provision for taxes based on income or profits or capital, including, without limitation, state, franchise and similar taxes and foreign withholding taxes of such Person paid or accrued during such period deducted (and not added back) in computing Consolidated Net Income (including an amount equal to the tax distributions actually made to the holders of Equity Interests of such Person or any direct or indirect parent of such Person in respect of such period in accordance with clause (13)(a) and (b) of the second paragraph of the covenant described under the caption “Certain Covenants—Limitation on Restricted Payments,” as though such amounts had been paid as income taxes directly by such Person); plus

(b)	Fixed Charges of such Person for such period (including (x) net losses of Hedging Obligations or other derivative instruments entered into for the purpose of hedging interest rate risk and (y) costs of surety bonds in connection with financing activities, in each case, to the extent included in Fixed Charges) to the extent the same was deducted (and not added back) in calculating such Consolidated Net Income; plus

(c)	Consolidated Depreciation and Amortization Expense of such Person for such period to the extent the same were deducted (and not added back) in computing Consolidated Net Income; plus

(d)	any expenses or charges (other than depreciation or amortization expense) related to any Equity Offering, Permitted Investment, acquisition, disposition, recapitalization or the incurrence of Indebtedness permitted to be incurred by the Indenture (including a refinancing thereof) (whether or not successful), including (i) such fees, expenses or charges related to the offering of the Notes, including expenses associated with establishing processes for complying with the covenant described under “Certain Covenants—Reports and Other Information,” and (ii) any amendment or other modification of the Notes, and, in each case, deducted (and not added back) in computing Consolidated Net Income; plus

(e)	the amount of any restructuring charge or reserve and costs related to the reduction, retirement or consolidation of people, processes, technologies and facilities deducted (and not added back) in such period in computing Consolidated Net Income, including any one-time costs incurred in connection with acquisitions after the Issue Date, provided that the aggregate amount of all cash items added pursuant to this clause (e) for all periods (other than cash restructuring charges related to Permitted Investments) shall not exceed $100.0 million in the aggregate; plus

(f)	any other non-cash charges, including any write-offs or write-downs, reducing Consolidated Net Income for such period (provided that if any such non-cash charges represent an accrual or reserve for potential cash items in any future period, the cash payment in respect thereof in such future period shall be subtracted from EBITDA to such extent, and excluding amortization of a prepaid cash item that was paid in a prior period); plus

(g)	any (a) salary, benefit and other direct savings resulting from workforce reductions or reduction, retirement or consolidation of people, processes, technologies and facilities, in each case by such Person implemented during or reasonably expected to be implemented within the 12 months following such period and (b) costs and expenses incurred after June 15, 2010 related to employment of terminated employees incurred by such Person during such period, in each case, to the extent that such costs and expenses were deducted in computing such Consolidated Net Income; plus

(h)	the amount of any non-controlling interest consisting of Subsidiary income attributable to minority equity interests of third parties in any non-Wholly-Owned Subsidiary deducted (and not added back) in such period in calculating Consolidated Net Income; plus

(i)	the amount of management, monitoring, consulting and advisory fees and related expenses paid in such period to the Investors to the extent otherwise permitted under “Certain Covenants—Transaction with Affiliates”; plus

(j)	signing bonuses, stock option and other equity-based compensation expenses, management fees and expenses, including, without limitation, any one-time expense relating to enhanced accounting function or other transaction costs, including those associated with becoming a standalone entity or a public company; plus

(k)	the amount of loss on sale of receivables and related assets to the Receivables Subsidiary in connection with a Receivables Facility; plus

(l)	any costs or expense incurred by the Issuer or a Restricted Subsidiary pursuant to any management equity plan or stock option plan or any other management or employee benefit plan or agreement or any stock subscription or shareholder agreement, to the extent that such cost or expenses are funded with cash proceeds contributed to the capital of the Issuer or net cash proceeds of an issuance of Equity Interest of the Issuer (other than Disqualified Stock) solely to the extent that such net cash proceeds are excluded from the calculation set forth in clause (3) of the first paragraph under “Certain Covenants—Limitation on Restricted Payments”; plus

(m)	a Person’s proportion of Net Income for such period of any Person that is not a Subsidiary or that is accounted for by the equity method of accounting to the extent that the same was not included or otherwise deducted (and not added back) in such period in computing Consolidated Net Income.

(2)	decreased by (without duplication) non-cash gains increasing Consolidated Net Income of such Person for such period, excluding any non-cash gains to the extent they represent the reversal of an accrual or reserve for a potential cash item that reduced EBITDA in any prior period, and

(3)	increased or decreased by (without duplication):

(a)	any net gain or loss resulting in such period from Hedging Obligations and the application of Accounting Standards Codification 815, Derivatives and Hedging; plus or minus, as applicable,

(b)	any net gain or loss resulting in such period from currency translation gains or losses related to currency remeasurements of Indebtedness (including any net loss or gain resulting from hedge agreements for currency exchange risk).

“EMU” means economic and monetary union as contemplated in the Treaty on European Union.

“Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock, but excluding any debt security that is convertible into, or exchangeable for, Capital Stock.

“Equity Offering” means any public or private sale of common stock or Preferred Stock of the Issuer or any of its direct or indirect parent companies (excluding Disqualified Stock), other than:

(1)	public offerings with respect to the Issuer’s or any direct or indirect parent common stock registered on Form S-8;

(2)	issuances to any Subsidiary of the Issuer; and

(3)	any such public or private sale that constitutes an Excluded Contribution.

“Equity Restricted Payment” means each of (1) the payment of any cash dividend and/or the making of any cash distribution on or in respect of the Issuer’s Capital Stock, (2) the purchase for cash and/or the acquisition for cash any Capital Stock of the Issuer or any direct or indirect payment of the Issuer for the purpose of (x) paying any cash dividend or making any cash distribution to or (y) acquiring Capital Stock of any direct or indirect parent of the Issuer for cash from in the case of either (x) or (y), any holder of the Issuer’s, or any direct or indirect parent of the Issuer’s, Capital Stock (including, without limitation, any Investor) but excluding acquisitions of Capital of the type described in clause (3) of the second paragraph of the covenant entitled “Limitation on Restricted Payments” and (3) the guarantee of any Indebtedness of any Affiliate of the Issuer for the purpose of paying any such cash dividend, making any such cash distribution or so acquiring for cash any such Capital Stock to or from any holder of the Issuer’s, or any direct or indirect parent of the Issuer’s, Capital Stock (including, without limitation, any Investor) to the extent, in the case of any of clauses (1), (2) or (3), by means of utilization of (A) the cumulative Restricted Payment credit provided by the first paragraph of the covenant entitled “Limitation on Restricted Payments” or (B) any exception provided by any of clause (4), (5) or (9) of the second paragraph of the covenant entitled “Limitation on Restricted Payments” or clause (9), (12) or (17) of the definition of “Permitted Investments.”

“Escrow Release Date” means the date on which the Escrowed Property is released to or at the order of the Issuer after the Escrow Conditions are fulfilled and the Escrow Agent receives the Escrow Officer’s Certificate.

“euro” means the single currency of participating member states of the EMU.

“Excess Proceeds” has the meaning set forth under “Repurchase at the Option of Holders—Asset Sales.”

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC promulgated thereunder.

“Excluded Contribution” means net cash proceeds, marketable securities or Qualified Proceeds received by the Issuer from

(1)	contributions to its common equity capital, and

(2)	the sale (other than to a Subsidiary of the Issuer or to any management equity plan or stock option plan or any other management or employee benefit plan or agreement of the Issuer) of Equity Interests (other than Disqualified Stock and Designated Preferred Stock) of the Issuer,

in each case designated as Excluded Contributions pursuant to an Officer’s Certificate executed by the principal financial officer of the Issuer on the date such capital contributions are made or the date such Equity Interests are sold, as the case may be, which are excluded from the calculation set forth in clause (3) of the first paragraph under “Certain Covenants—Limitation on Restricted Payments.”

“Trans Union LLC Senior Notes” means the $645,000,000 aggregate principal amount of 11 3/8% Senior Notes due 2018 issued by Trans Union LLC and TransUnion Financing Corporation outstanding on the Issue Date.

“Fixed Charge Coverage Ratio” means, with respect to any Person for any period, the ratio of EBITDA of such Person for such period to the Fixed Charges of such Person for such period. In the event that an Issuer or any Restricted Subsidiary incurs, assumes, guarantees, redeems, retires or extinguishes any Indebtedness (other than Indebtedness incurred under any revolving credit facility unless such Indebtedness has been permanently repaid and has not been replaced) or issues or redeems Disqualified Stock or Preferred Stock subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated but prior to or simultaneously with the event for which the calculation of the Fixed Charge Coverage Ratio is made (the “Fixed

Charge Coverage Ratio Calculation Date”), then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect to such incurrence, assumption, guarantee, redemption, retirement or extinguishment of Indebtedness, or such issuance or redemption of Disqualified Stock or Preferred Stock, as if the same had occurred at the beginning of the applicable four-quarter period.

For purposes of making the computation referred to above, Investments, acquisitions, dispositions, mergers, consolidations and disposed operations (as determined in accordance with GAAP) that have been made by the Issuer or any of the Restricted Subsidiaries during the four-quarter reference period or subsequent to such reference period and on or prior to or simultaneously with the Fixed Charge Coverage Ratio Calculation Date shall be calculated on a pro forma basis assuming that all such Investments, acquisitions, dispositions, mergers, consolidations and disposed operations (and the change in any associated fixed charge obligations and the change in EBITDA resulting therefrom) had occurred on the first day of the four-quarter reference period. If since the beginning of such period any Person that subsequently became a Restricted Subsidiary or was merged with or into the Issuer or any of its Restricted Subsidiaries since the beginning of such period shall have made any Investment, acquisition, disposition, merger, consolidation or disposed operation that would have required adjustment pursuant to this definition, then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect thereto for such period as if such Investment, acquisition, disposition, merger, consolidation or disposed operation had occurred at the beginning of the applicable four-quarter period.

For purposes of this definition, whenever pro forma effect is to be given to a transaction, the pro forma calculations shall be made in good faith by a responsible financial or accounting officer of the Issuer and shall be made in accordance with Article 11 of Regulation S-X, except that such pro forma calculations may also include operating expense reductions for such period resulting from any Asset Sale or other disposition or acquisition, investment, merger, consolidation or discontinued operation (as determined in accordance with GAAP) for which pro forma effect is being given that (A) have been realized or (B) for which steps have been taken or are reasonably expected to be realizable within twelve months of the date of such transaction and are factually supportable and quantifiable and are set forth on an Officer’s Certificate delivered to the Trustee; provided that the aggregate amount of operating expense reductions that can be included in each pro forma calculation with respect to a transaction shall not exceed 10% of the Issuer’s EBITDA (determined after giving pro forma effect to each Asset Sale or other disposition, acquisition, investment, merger, consolidation or discontinued operation) for such period. If any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest on such Indebtedness shall be calculated as if the rate in effect on the Fixed Charge Coverage Ratio Calculation Date had been the applicable rate for the entire period (taking into account any Hedging Obligations applicable to such Indebtedness). Interest on a Capitalized Lease Obligation shall be deemed to accrue at an interest rate reasonably determined by a responsible financial or accounting officer of the Issuer to be the rate of interest implicit in such Capitalized Lease Obligation in accordance with GAAP. For purposes of making the computation referred to above, interest on any Indebtedness under a revolving credit facility computed on a pro forma basis shall be computed based upon the average daily balance of such Indebtedness during the applicable period except as set forth in the first paragraph of this definition. Interest on Indebtedness that may optionally be determined at an interest rate based upon a factor of a prime or similar rate, a eurocurrency interbank offered rate, or other rate, shall be deemed to have been based upon the rate actually chosen, or, if none, then based upon such optional rate chosen as the Issuer may designate.

“Fixed Charge Coverage Ratio Calculation Date” has the meaning set forth in the definition of “Fixed Charge Coverage Ratio.”

“Fixed Charges” means, with respect to any Person for any period, the sum of:

(1)	Consolidated Interest Expense of such Person for such period;

(2)	all cash dividends or other distributions paid (excluding items eliminated in consolidation) on any series of Preferred Stock during such period (other than distributions paid in Equity Interests (other than Disqualified Stock)); and

(3)	all cash dividends or other distributions paid (excluding items eliminated in consolidation) on any series of Disqualified Stock during such period (other than distributions paid in Equity Interests (other than Disqualified Stock)).

“Foreign Subsidiary” means, with respect to any Person, any Restricted Subsidiary of such Person that is not organized or existing under the laws of the United States, any state thereof, the District of Columbia, or any territory thereof and any Restricted Subsidiary of such Foreign Subsidiary.

“GAAP” means generally accepted accounting principles in the United States which are in effect on the Issue Date; except with respect to any reports or financial information required to be delivered pursuant to the covenant described above under the caption “Certain Covenants—Reports and Other Information,” which shall be prepared in accordance with GAAP as in effect on the date thereof.

“Government Securities” means securities that are:

(1)	direct obligations of the United States of America for the timely payment of which its full faith and credit is pledged; or

(2)	obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America the timely payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America, which, in either case, are not callable or redeemable at the option of the issuers thereof, and shall also include a depository receipt issued by a bank (as defined in Section 3(a)(2) of the Securities Act), as custodian with respect to any such Government Securities or a specific payment of principal of or interest on any such Government Securities held by such custodian for the account of the holder of such depository receipt; provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the Government Securities or the specific payment of principal of or interest on the Government Securities evidenced by such depository receipt.

“guarantee” means a guarantee (other than by endorsement of negotiable instruments for collection in the ordinary course of business), direct or indirect, in any manner (including letters of credit and reimbursement agreements in respect thereof), of all or any part of any Indebtedness or other obligations.

“Hedging Obligations” means, with respect to any Person, the obligations of such Person under any interest rate swap agreement, interest rate cap agreement, interest rate collar agreement, commodity swap agreement, commodity cap agreement, commodity collar agreement, foreign exchange contract, currency swap agreement or similar agreement designed to manage, hedge or protect such Person with respect to fluctuations in interest rates, commodity prices or currency exchange rates.

“Holder “ means the Person in whose name a Note is registered on the registrar’s books.

“Incur” and “Incurrence” have the meaning set forth under “Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock.”

“Indebtedness” means, with respect to any Person, without duplication:

(1)	any indebtedness (including principal and premium) of such Person, whether or not contingent:

(a)	in respect of borrowed money;

(b)	evidenced by bonds, notes, debentures or similar instruments or letters of credit or bankers’ acceptances (or, without duplication, reimbursement agreements in respect thereof);

(c)	representing the balance deferred and unpaid of the purchase price of any property (including Capitalized Lease Obligations), except (i) any such balance that constitutes a trade payable or similar obligation to a trade creditor, in each case accrued in the ordinary course of business and (ii) any earn-out obligations until such obligation becomes a liability on the balance sheet of such Person in accordance with GAAP; or

(d)	representing any Hedging Obligations;

if and to the extent that any of the foregoing Indebtedness (other than letters of credit and Hedging Obligations) would appear as a liability upon a balance sheet (excluding the footnotes thereto) of such Person prepared in accordance with GAAP;

(2)	to the extent not otherwise included, any obligation by such Person to be liable for, or to pay, as obligor, guarantor or otherwise, on the obligations of the type referred to in clause (1) of a third Person (whether or not such items would appear upon the balance sheet of the such obligor or guarantor), other than by endorsement of negotiable instruments for collection in the ordinary course of business; and

(3)	to the extent not otherwise included, the obligations of the type referred to in clause (1) of a third Person secured by a Lien on any asset owned by such first Person, whether or not such Indebtedness is assumed by such first Person;

provided, however, that notwithstanding the foregoing, Indebtedness shall be deemed not to include (a) Contingent Obligations incurred in the ordinary course of business or (b) obligations under or in respect of Receivables Facilities.

Notwithstanding anything to the contrary, the amount of any Indebtedness outstanding as of any date will be: (1) the accreted value of any Indebtedness, in the case of any Indebtedness issued with original issue discount and (2) the principal amount of any Indebtedness, together with any interest on such Indebtedness that is more than 30 days past due, in the case of any other Indebtedness.

“Indenture” has the meaning set forth under “General.”

“Independent Financial Advisor” means an accounting, appraisal, investment banking firm or consultant to Persons engaged in Similar Businesses of nationally recognized standing that is, in the good faith judgment of the Issuer, qualified to perform the task for which it has been engaged.

“Initial Public Offering” means any underwritten initial public offering of common stock of the Issuer or any of its direct or indirect parent companies other than:

(1)	public offerings with respect to the Issuer’s or any direct or indirect parent common stock registered on Form S-8; and

(2)	any such initial public offering that constitutes an Excluded Contribution.

“Initial Purchasers” means Goldman, Sachs & Co., Deutsche Bank Securities Inc., J.P. Morgan Securities LLC and RBC Capital Markets, LLC.

“Interest Payment Date” has the meaning set forth under “Principal, Maturity and Interest.”

“Interest Period” has the meaning set forth under “Principal, Maturity and Interest.”

“Investment Grade Rating” means a rating equal to or higher than Baa3 (or the equivalent) by Moody’s and BBB- (or the equivalent) by S&P, or an equivalent rating by any other Rating Agency.

“ Investment Grade Securities” means:

(1)	securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality thereof (other than Cash Equivalents);

(2)	debt securities or debt instruments with an Investment Grade Rating, but excluding any debt securities or instruments constituting loans or advances among the Issuer and its Subsidiaries;

(3)	investments in any fund that invests exclusively in investments of the type described in clauses (1) and (2) which fund may also hold immaterial amounts of cash pending investment or distribution; and

(4)	corresponding instruments in countries other than the United States customarily utilized for high quality investments.

“Investments” means, with respect to any Person, all investments by such Person in other Persons (including Affiliates) in the form of loans (including guarantees), advances or capital contributions (excluding accounts receivable, trade credit, advances to customers, commission, travel, relocation and similar advances to officers and employees, in each case made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities issued by any other Person and investments that are required by GAAP to be classified on the balance sheet (excluding the footnotes) of the Issuer in the same manner as the other investments included in this definition to the extent such transactions involve the transfer of cash or other property. For purposes of the definition of “Unrestricted Subsidiary” and the covenant described under “Certain Covenants—Limitation on Restricted Payments”:

(1)	“Investments” shall include the portion (proportionate to the Issuer’s equity interest in such Subsidiary) of the fair market value of the net assets of a Subsidiary of the Issuer at the time that such Subsidiary is designated an Unrestricted Subsidiary; provided, however, that upon a redesignation of such Subsidiary as a Restricted Subsidiary, the Issuer shall be deemed to continue to have a permanent “Investment” in an Unrestricted Subsidiary in an amount (if positive) equal to:

(a)	the Issuer’s “Investment” in such Subsidiary at the time of such redesignation; less

(b)	the portion (proportionate to the Issuer’s equity interest in such Subsidiary) of the fair market value of the net assets of such Subsidiary at the time of such redesignation; and

(2)	any property transferred to or from an Unrestricted Subsidiary shall be valued at its fair market value at the time of such transfer, in each case as determined in good faith by the Issuer.

“Investors” means GS Capital Partners VI Fund L.P. and Advent International Corporation and their respective Affiliates (but excluding, however, any of their respective portfolio companies).

“Issue Date” means March 21, 2012.

“Issuer” has the meaning set forth in the first paragraph under “General”; provided that when used in the context of determining the fair market value of an asset or liability under the Indenture, “the Issuer” shall be deemed to mean the Board of Directors of the Issuer when the fair market value is equal to or in excess of $40.0 million (unless otherwise expressly stated).

“Legal Defeasance” has the meaning set forth under “Legal Defeasance and Covenant Defeasance.”

“Legal Holiday” means a Saturday, a Sunday or a day on which the Trustee or commercial banking institutions in the State of New York are not required to be open.

“Lien” means, with respect to any asset, any mortgage, lien (statutory or otherwise), pledge, hypothecation, charge, security interest, preference, priority or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction; provided that in no event shall an operating lease be deemed to constitute a Lien.

“Mandatory Principal Redemption Amount” has the meaning set forth under “Mandatory Redemption; Offers to Purchase; Open Market Purchases.”

“Merger” means the merger of Spartan Acquisition Sub Inc. with and into TransUnion Corp., with TransUnion Corp. continuing as the surviving corporation, pursuant to the Merger Agreement.

“Merger Agreement” means the Agreement and Plan of Merger, dated as of February 17, 2012, by and among Spartan Parent Holdings Inc., Spartan Acquisition Sub Inc. and TransUnion Corp.

“Moody’s” means Moody’s Investors Service, Inc. and any successor to its rating agency business.

“Net Income” means, with respect to any Person, the net income (loss) attributable to such Person, determined in accordance with GAAP and before any reduction in respect of Preferred Stock (other than Disqualified Stock) dividends.

“Net Proceeds” means the aggregate cash proceeds received by the Issuer or any of the Restricted Subsidiaries in respect of any Asset Sale, including any cash received upon the sale or other disposition of any Designated Non-cash Consideration received in any Asset Sale, net of the direct costs relating to such Asset Sale and the sale or disposition of such Designated Non-cash Consideration, including legal, accounting and investment banking fees, and brokerage and sales commissions, any relocation expenses incurred as a result thereof, taxes paid or payable as a result thereof (after taking into account any available tax credits or deductions and any tax sharing arrangements), amounts required to be applied to the repayment of principal, premium, if any, and interest on Senior Indebtedness required (other than required by clause (1) of the second paragraph of “Repurchase at the Option of Holders—Asset Sales”) to be paid as a result of such transaction and any deduction of appropriate amounts to be provided by the Issuer or any of the Restricted Subsidiaries as a reserve in accordance with GAAP against any liabilities associated with the asset disposed of in such transaction and retained by the Issuer or any of the Restricted Subsidiaries after such sale or other disposition thereof, including pension and other post-employment benefit liabilities and liabilities related to environmental matters or against any indemnification obligations associated with such transaction; provided that up to $75.0 million of the aggregate Net Proceeds from dispositions of property or assets by Foreign Subsidiaries of the Issuer shall not be deemed to constitute “Net Proceeds” for purposes of this definition.

“Notes” has the meaning set forth under “General.”

“Obligations” means any principal, interest (including any interest accruing subsequent to the filing of a petition in bankruptcy, reorganization or similar proceeding at the rate provided for in the documentation with respect thereto, whether or not such interest is an allowed claim under applicable state, federal or foreign law), penalties, fees, indemnifications, reimbursements (including reimbursement obligations with respect to letters of credit and banker’s acceptances), damages and other liabilities, and guarantees of payment of such principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities, payable under the documentation governing any Indebtedness.

“Officer” means the Chairman of the Board, the Chief Executive Officer, the President, any Executive Vice President, Senior Vice President or Vice President, the Treasurer or the Secretary of the Issuer.

“Officer’s Certificate” means a certificate signed on behalf of the Issuer by an Officer of the Issuer, who must be the principal executive officer, the principal financial officer, the treasurer or the principal accounting officer of the Issuer, that meets the requirements set forth in the Indenture.

“Opinion of Counsel” means a written opinion from legal counsel who is reasonably acceptable to the Trustee. The counsel may be an employee of or counsel to the Issuer.

“Pari Passu Indebtedness” has the meaning set forth under “Repurchase at the Option of Holders—Asset Sales.”

“Partial PIK Interest” has the meaning set forth under “Principal, Maturity and Interest.”

“Permitted Asset Swap” means the concurrent purchase and sale or exchange of Related Business Assets or a combination of Related Business Assets and cash or Cash Equivalents between the Issuer or any of the Restricted Subsidiaries and another Person; provided that any cash or Cash Equivalents received must be applied in accordance with the “Repurchase at the Option of Holders—Asset Sales” covenant.

“Permitted Holders” means each of the Investors and members of management of the Issuer (or its direct or indirect parents) who are holders of Equity Interests of the Issuer (or any of its direct or indirect parent companies) on the Escrow Release Date and any group (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act or any successor provision) of which any of the foregoing are members; provided that, in the case of such group and without giving effect to the existence of such group or any other group, such Investors and members of management, collectively, have beneficial ownership of more than 50% of the total voting power of the Voting Stock of the Issuer or any of its direct or indirect parent companies.

“Permitted Investments” means:

(1)	any Investment in the Issuer or any of the Restricted Subsidiaries;

(2)	any Investment in cash and Cash Equivalents or Investment Grade Securities;

(3)	any Investment by the Issuer or any of the Restricted Subsidiaries in a Person that is engaged in a Similar Business if as a result of such Investment:

(a)	such Person becomes a Restricted Subsidiary; or

(b)	such Person, in one transaction or a series of related transactions, is merged or consolidated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, the Issuer or a Restricted Subsidiary, and, in each case, any Investment held by such Person; provided that such Investment was not acquired by such Person in contemplation of such acquisition, merger, consolidation or transfer;

(4)	any Investment in securities or other assets not constituting cash, Cash Equivalents or Investment Grade Securities and received in connection with an Asset Sale made pursuant to the provisions of “Repurchase at the Option of Holders—Asset Sales” or any other disposition of assets not constituting an Asset Sale;

(5)	any Investment existing on the Issue Date or any extension, modification, replacement or renewal of any Investment existing on the Issue Date; provided that the amount of such Investment may only be increased as required by the terms of such Investment as in existence on the Issue Date;

(6)	any Investment acquired by the Issuer or any of the Restricted Subsidiaries:

(a)	in exchange for any other Investment or accounts receivable held by the Issuer or any such Restricted Subsidiary in connection with or as a result of a bankruptcy, workout, reorganization or recapitalization of the issuer of such other Investment or accounts receivable; or

(b)	as a result of a foreclosure by the Issuer or any of the Restricted Subsidiaries with respect to any secured Investment or other transfer of title with respect to any secured Investment in default;

(7)	Hedging Obligations permitted under clause (10) of the covenant described in “Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”;

(8)	Investments the payment for which consists of Equity Interests (exclusive of Disqualified Stock) of the Issuer or any of its direct or indirect parent companies; provided, however, that such Equity Interests will not increase the amount available for Restricted Payments under clause (3) of the first paragraph under the covenant described in “Certain Covenants—Limitations on Restricted Payments”;

(9)	guarantees of Indebtedness permitted under the covenant described in “Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”;

(10)	any transaction to the extent it constitutes an Investment that is permitted and made in accordance with the provisions of the second paragraph of the covenant described under “Certain Covenants—Transactions with Affiliates” (except transactions described in clauses (2), (5) and (9) of such paragraph);

(11)	Investments consisting of purchases and acquisitions of inventory, supplies, material or equipment;

(12)	additional Investments having an aggregate fair market value, taken together with all other Investments made pursuant to this clause (12) that are at that time outstanding (without giving effect to the sale of an Unrestricted Subsidiary to the extent the proceeds of such sale do not consist of cash or marketable securities), not to exceed the greater of (x) $150.0 million and (y) 5.0% of Adjusted Total Assets at the time of such Investment (with the fair market value of each Investment being measured at the time made and without giving effect to subsequent changes in value); provided that if such Investment is in Capital Stock of a Person that subsequently becomes a Restricted Subsidiary, such Investment shall thereafter be deemed permitted under clause (1) above and shall not be included as having been made pursuant to this clause (12); provided, further, that any cash, Cash Equivalents or Investment Grade Securities received by the Issuer or the Restricted Subsidiaries in connection with such Investment shall be deemed permitted under clause (2) above and shall not be included as having been made by this clause (12);

(13)	Investments relating to a Receivables Subsidiary that, in the good faith determination of the Issuer, are necessary or advisable to effect any Receivables Facility;

(14)	advances to, or guarantees of Indebtedness of, employees not in excess of $2.5 million outstanding at any one time, in the aggregate;

(15)	loans and advances to officers, directors and employees of the Issuer, its Restricted Subsidiaries or any direct or indirect parent, for business-related travel expenses, moving expenses and other similar expenses, in each case incurred in the ordinary course of business or consistent with past practices or to fund such Person’s purchase of Equity Interests of the Issuer or any direct or indirect parent thereof;

(16)	Investments in the nature of pledges or deposits with respect to leases or utilities provided to third parties in the ordinary course of business; and

(17)	additional Investments in joint ventures of the Issuer or a Restricted Subsidiary that are existing on the Issue Date in an amount not to exceed $150.0 million (with the fair market value of each Investment being measured at the time made and without giving effect to subsequent changes in value); provided that if such Investment is in Capital Stock of a Person that subsequently becomes a Restricted Subsidiary, such Investment shall thereafter be deemed permitted under clause (1) above and shall not be included as having been made pursuant to this clause (17); provided, further, that any cash, Cash Equivalents or Investment Grade Securities received by the Issuer or the Restricted Subsidiaries in connection with such Investment shall be deemed permitted under clause (2) above and shall not be included as having been made by this clause (17).

For purposes of this definition, in the event that a proposed Investment (or portion thereof) meets the criteria of more than one of the categories of Permitted Investments described in clauses (1) through (17) above, or is otherwise entitled to be incurred or made pursuant to paragraphs (a) or (b) of the covenant contained under “Certain Covenants—Limitation on Restricted Payments” above, the Issuer will be entitled to classify such Investment (or portion thereof) on the date of its payment in one or more of such categories set forth above or such paragraphs (a) and (b) of the covenant contained under “Certain Covenants—Limitation on Restricted Payments.”

“Permitted Liens” means, with respect to any Person:

(1)	pledges or deposits by such Person under workmen’s compensation laws, unemployment insurance laws or similar legislation, or good faith deposits in connection with bids, tenders, contracts (other than for the payment of Indebtedness) or leases to which such Person is a party, or deposits to secure public or statutory obligations of such Person or deposits of cash or U.S. government bonds to secure surety or appeal bonds to which such Person is a party, or deposits as security for contested taxes or import duties or for the payment of rent, in each case incurred in the ordinary course of business;

(2)	Liens imposed by law, such as carriers’, warehousemen’s and mechanics’ Liens, in each case for sums not yet overdue for a period of more than 30 days or being contested in good faith by appropriate proceedings or other Liens arising out of judgments or awards against such Person with respect to which such Person shall then be proceeding with an appeal or other proceedings for review if adequate reserves with respect thereto are maintained on the books of such Person in accordance with GAAP;

(3)	Liens for taxes, assessments or other governmental charges not yet overdue for a period of more than 30 days or payable or subject to penalties for nonpayment or which are being contested in good faith by appropriate proceedings diligently conducted, if adequate reserves with respect thereto are maintained on the books of such Person in accordance with GAAP;

(4)	Liens in favor of issuers of performance and surety bonds or bid bonds or with respect to other regulatory requirements or letters of credit issued pursuant to the request of and for the account of such Person in the ordinary course of its business;

(5)	minor survey exceptions, minor encumbrances, easements or reservations of, or rights of others for, licenses, rights-of-way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions as to the use of real properties or Liens incidental, to the conduct of the business of such Person or to the ownership of its properties which were not incurred in connection with Indebtedness and which do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business of such Person;

(6)	Liens securing Indebtedness permitted to be incurred pursuant to clause (4), (12)(b) or (18) of the second paragraph under “Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”; provided that Liens securing Indebtedness permitted to be incurred pursuant to (x) clause (4) extend only to the property or equipment being purchased, leased or improved and (y) clause (18) extend only to the assets of Foreign Subsidiaries;

(7)	Liens existing on the Issue Date (other than Liens in favor of the lenders under the Senior Credit Facilities);

(8)	Liens on property or shares of stock of a Person at the time such Person becomes a Subsidiary; provided, however, such Liens are not created or incurred in connection with, or in contemplation of, such other Person becoming such a Subsidiary; provided, further, however, that such Liens may not extend to any other property owned by the Issuer or any of the Restricted Subsidiaries;

(9)	Liens on property at the time the Issuer or a Restricted Subsidiary acquired the property, including any acquisition by means of a merger or consolidation with or into the Issuer or any of the Restricted Subsidiaries; provided, however, that such Liens are not created or incurred in connection with, or in contemplation of, such acquisition; provided, further, however, that the Liens may not extend to any other property owned by the Issuer or any of the Restricted Subsidiaries;

(10)	Liens securing Indebtedness or other obligations of a Restricted Subsidiary owing to the Issuer or another Restricted Subsidiary permitted to be incurred in accordance with the covenant described under “Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”;

(11)	Liens securing Hedging Obligations so long as related Indebtedness is, and is permitted to be under the Indenture, secured by a Lien on the same property securing such Hedging Obligations;

(12)	Liens on specific items of inventory of other goods and proceeds of any Person securing such Person’s obligations in respect of bankers’ acceptances issued or created for the account of such Person to facilitate the purchase, shipment or storage of such inventory or other goods;

(13)	leases, subleases, licenses or sublicenses granted to others in the ordinary course of business which do not materially interfere with the ordinary conduct of the business of the Issuer or any of the Restricted Subsidiaries and do not secure any Indebtedness;

(14)	Liens arising from Uniform Commercial Code financing statement filings regarding operating leases entered into by the Issuer and the Restricted Subsidiaries in the ordinary course of business;

(15)	Liens in favor of the Issuer or any Subsidiary Guarantor;

(16)	Liens on equipment of the Issuer or any of the Restricted Subsidiaries granted in the ordinary course of business to the Issuer’s clients;

(17)	Liens on accounts receivable and related assets incurred in connection with a Receivables Facility;

(18)	Liens to secure any refinancing, refunding, extension, renewal or replacement (or successive refinancing, refunding, extensions, renewals or replacements) as a whole, or in part, of any Indebtedness secured by any Lien referred to in the foregoing clauses (6), (7), (8) and (9); provided, however, that (a) such new Lien shall be limited to all or part of the same property that secured the original Lien (plus improvements on such property), and (b) the Indebtedness secured by such Lien at such time is not increased to any amount greater than the sum of (i) the outstanding principal amount or, if greater, committed amount of the Indebtedness described under clauses (6), (7), (8) and (9) at the time the original Lien became a Permitted Lien under the Indenture, and (ii) an amount necessary to pay any fees and expenses, including premiums, related to such refinancing, refunding, extension, renewal or replacement;

(19)	deposits made in the ordinary course of business to secure liability to insurance carriers;

(20)	other Liens securing obligations (including Indebtedness) incurred in the ordinary course of business which obligations do not exceed $15.0 million at any one time outstanding;

(21)	Liens securing judgments for the payment of money not constituting an Event of Default under clause (5) under the caption “Events of Default and Remedies” so long as such Liens are adequately bonded and any appropriate legal proceedings that may have been duly initiated for the review of such judgment have not been finally terminated or the period within which such proceedings may be initiated has not expired;

(22)	Liens in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with the importation of goods in the ordinary course of business;

(23)	Liens (i) of a collection bank arising under Section 4-210 of the Uniform Commercial Code on items in the course of collection, (ii) attaching to commodity trading accounts or other commodity brokerage accounts incurred in the ordinary course of business, and (iii) in favor of banking institutions arising as a matter of law encumbering deposits (including the right of set-off) and which are within the general parameters customary in the banking industry;

(24)	Liens deemed to exist in connection with Investments in repurchase agreements permitted under “Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”; provided that such Liens do not extend to any assets other than those that are the subject of such repurchase agreement;

(25)	Liens encumbering reasonable customary initial deposits and margin deposits and similar Liens attaching to commodity trading accounts or other brokerage accounts incurred in the ordinary course of business and not for speculative purposes;

(26)	Liens that are contractual rights of set-off (i) relating to the establishment of depository relations with banks not given in connection with the issuance of Indebtedness, (ii) relating to pooled deposit or sweep accounts of the Issuer or any of the Restricted Subsidiaries to permit satisfaction of overdraft or similar obligations incurred in the ordinary course of business of the Issuer and the Restricted Subsidiaries or (iii) relating to purchase orders and other agreements entered into with customers of the Issuer or any of the Restricted Subsidiaries in the ordinary course of business;

(27)	Liens solely on any cash earnest money deposits made by the Issuer or any of its Restricted Subsidiaries in connection with any letter of intent or purchase agreement permitted under the Indenture;

(28)	Liens with respect to the assets of a Restricted Subsidiary that is not a Subsidiary Guarantor securing Indebtedness of such Restricted Subsidiary incurred in accordance with the covenant contained under “Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”;

(29)	Liens arising by operation of law under Article 2 of the Uniform Commercial Code in favor of a reclaiming seller of goods or buyer of goods;

(30)	Liens granted to a public or private utility or any governmental authority as required in the ordinary course of business;

(31)	Liens provided to landlords and lessors in respect of rental payments not in default for more than sixty days or the existence of which, individually or in the aggregate, would not reasonably be expected to result in a material adverse effect;

(32)	Liens on the Capital Stock of Unrestricted Subsidiaries;

(33)	pledges or deposits made in the ordinary course of business to secure liability to insurance carriers and Liens on insurance policies and the proceeds thereof (whether accrued or not), rights or claims against an insurer or other similar asset securing insurance premium financings permitted under clause (19)(i) of the second paragraph under “Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”;

(34)	Liens on cash deposits of Foreign Subsidiaries subject to a Cash Pooling Arrangement or otherwise over bank accounts of Foreign Subsidiaries maintained as part of the Cash Pooling Arrangement, in each case securing liabilities for overdrafts of Foreign Subsidiaries participating in such Cash Pooling Arrangements;

(35)	any encumbrance or retention (including put and call agreements and rights of first refusal) with respect to the Equity Interests of any joint venture or similar arrangement pursuant to the joint venture or similar agreement with respect to such joint venture or similar arrangement;

(36)	Liens to secure Indebtedness incurred pursuant to clause (21) of the second paragraph under “Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”; and

(37)	Liens on property subject to Sale and Lease-Back Transactions permitted hereunder (other than related Indebtedness incurred pursuant to the Fixed Charge Coverage Ratio test set forth in the first sentence of the covenant described under “Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”) and general intangibles related thereto.

For purposes of this definition, the term “Indebtedness” shall be deemed to include interest on such Indebtedness.

“Person” means any individual, corporation, limited liability company, partnership, joint venture, association, joint stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

“PIK Interest” has the meaning set forth under “Principal, Maturity and Interest.”

“PIK Notes” has the meaning set forth under “Principal, Maturity and Interest.”

“PIK Notice” has the meaning set forth under “Principal, Maturity and Interest.”

“PIK Payment” has the meaning set forth under “Principal, Maturity and Interest.”

“Preferred Stock” means any Equity Interest with preferential rights of payment of dividends or upon liquidation, dissolution, or winding up.

“Qualified Proceeds” means assets that are used or useful in, or Capital Stock of any Person engaged in, a Similar Business; provided that the fair market value of any such assets or Capital Stock shall be determined by the Issuer in good faith.

“Rating Agencies” means Moody’s and S&P or if Moody’s or S&P or both shall not make a rating on the Notes publicly available, a nationally recognized statistical rating agency or agencies, as the case may be, selected by the Issuer which shall be substituted for Moody’s or S&P or both, as the case may be.

“Receivables Facility” means any of one or more receivables financing facilities as amended, supplemented, modified, extended, renewed, restated or refunded from time to time, the Obligations of which are non-recourse (except for customary representations, warranties, covenants and indemnities made in connection with such facilities) to the Issuer or any of the Restricted Subsidiaries (other than a Receivables Subsidiary) pursuant to which the Issuer or any of the Restricted Subsidiaries sells its accounts receivable to either (a) a Person that is not a Restricted Subsidiary or (b) a Receivables Subsidiary that in turn sells its accounts receivable to a Person that is not a Restricted Subsidiary.

“Receivables Fees” means distributions or payments made directly or by means of discounts with respect to any accounts receivable or participation interest therein issued or sold in connection with, and other fees paid to a Person that is not a Restricted Subsidiary in connection with, any Receivables Facility.

“Receivables Subsidiary” means any Subsidiary formed for the purpose of, and that solely engages only in one or more Receivables Facilities and other activities reasonably related thereto.

“Refinancing Indebtedness” has the meaning set forth under “Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock.”

“Related Business Assets” means assets (other than cash or Cash Equivalents) or services used or useful in a Similar Business, provided that any assets received by the Issuer or a Restricted Subsidiary in exchange for assets transferred by the Issuer or a Restricted Subsidiary shall not be deemed to be Related Business Assets if they consist of securities of a Person, unless upon receipt of the securities of such Person, such Person would become a Restricted Subsidiary.

“Restricted Cash” has the meaning set forth under “Principal, Maturity and Interest.”

“Restricted Investment” means an Investment other than a Permitted Investment.

“Restricted Payments” has the meaning set forth under “Certain Covenants—Limitation on Restricted Payments.”

“Restricted Subsidiary” means, at any time, any direct or indirect Subsidiary of the Issuer (including any Foreign Subsidiary) that is not then an Unrestricted Subsidiary; provided, however, that upon the occurrence of an Unrestricted Subsidiary ceasing to be an Unrestricted Subsidiary, such Subsidiary shall be included in the definition of “Restricted Subsidiary.”

“Reversion Date” has the meaning set forth under “Certain Covenants.”

“S&P” means Standard & Poor’s, a division of The McGraw-Hill Companies, Inc., and any successor to its rating agency business.

“Sale and Lease-Back Transaction” means any arrangement providing for the leasing by the Issuer or any of the Restricted Subsidiaries of any real or tangible personal property, which property has been or is to be sold or transferred by the Issuer or such Restricted Subsidiary to a third Person in contemplation of such leasing.

“SEC” means the U.S. Securities and Exchange Commission.

“Second Commitment” has the meaning set forth under “Repurchase at the Option of Holders—Asset Sales.”

“Secured Indebtedness” means any Indebtedness of the Issuer or any of the Restricted Subsidiaries secured by a Lien.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations of the SEC promulgated thereunder.

“Senior Credit Facilities” means the Credit Facility under the Amended and Restated Credit Agreement, dated as of February 10, 2011, by and among Trans Union LLC, the guarantors party thereto and the lenders party thereto in their capacities as lenders thereunder and Deutsche Bank Trust Company Americas, as Administrative Agent, including any guarantees, collateral documents, instruments and agreements executed in connection therewith, and any amendments, supplements, modifications, extensions, renewals, restatements, refundings or refinancings thereof and any indentures or credit facilities or commercial paper facilities with banks or other institutional lenders or investors that replace, refund or refinance any part of the loans, notes, other credit facilities or commitments thereunder, including any such replacement, refunding or refinancing facility or indenture that increases the amount borrowable thereunder or alters the maturity thereof (provided that such increase in borrowings is permitted under “Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” above).

“Senior Indebtedness” means:

(1)	all Indebtedness of the Issuer or any Subsidiary Guarantor outstanding under the Senior Credit Facilities or Notes and related Subsidiary Guarantees (including interest accruing on or after the filing of any petition in bankruptcy or similar proceeding or for reorganization of the Issuer or any Subsidiary Guarantor (at the rate provided for in the documentation with respect thereto, regardless of whether or not a claim for post-filing interest is allowed in such proceedings)), and any and all other fees, expense reimbursement obligations, indemnification amounts, penalties, and other amounts (whether existing on the Issue Date or thereafter created or incurred) and all obligations of the Issuer or any Subsidiary Guarantor to reimburse any bank or other Person in respect of amounts paid under letters of credit, acceptances or other similar instruments;

(2)	all Hedging Obligations (and guarantees thereof) owing to a Lender (as defined in the Senior Credit Facilities) or any Affiliate of such Lender (or any Person that was a Lender or an Affiliate of such Lender at the time the applicable agreement giving rise to such Hedging Obligation was entered into), provided that such Hedging Obligations are permitted to be incurred under the terms of the Indenture;

(3)	any other Indebtedness of the Issuer or any Subsidiary Guarantor permitted to be incurred under the terms of the Indenture, unless the instrument under which such Indebtedness is incurred expressly provides that it is on a parity with or subordinated in right of payment to any Subordinated Indebtedness; and

(4)	all Obligations with respect to the items listed in the preceding clauses (1), (2) and (3); provided, however, that Senior Indebtedness shall not include:

(a)	any obligation of such Person to the Issuer or any of the Issuer’s Subsidiaries;

(b)	any liability for federal, state, local or other taxes owed or owing by such Person;

(c)	any accounts payable or other liability to trade creditors arising in the ordinary course of business;

(d)	any Indebtedness or other Obligation of such Person which is subordinate or junior in any respect to any other Indebtedness or other Obligation of such Person; or

(e)	that portion of any Indebtedness which at the time of incurrence is incurred in violation of the Indenture.

“Shareholder Restriction” has the meaning set forth in the definition of “Consolidated Restricted Cash.”

“Significant Subsidiary” means any Restricted Subsidiary that would be a “significant subsidiary” as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Securities Act, as such regulation is in effect on the Issue Date.

“Similar Business” means any business conducted or proposed to be conducted by the Issuer and the Restricted Subsidiaries on the Issue Date or any business that is similar, reasonably related, incidental or ancillary thereto.

“Subordinated Indebtedness” means, with respect to the Notes,

(1)	any Indebtedness of the Issuer which is by its terms subordinated in right of payment to the Notes, and

(2)	any Indebtedness of any Subsidiary Guarantor which is by its terms subordinated in right of payment to the Subsidiary Guarantee of such entity of the Notes.

“Subsidiary” means, with respect to any Person:

(1)	any corporation, association, or other business entity (other than a partnership, joint venture, limited liability company or similar entity) of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time of determination owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person or a combination thereof or is consolidated under GAAP with such Person at such time; and

(2)	any partnership, joint venture, limited liability company or similar entity of which

(x)	more than 50% of the capital accounts, distribution rights, total equity and voting interests or general or limited partnership interests, as applicable, are owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person or a combination thereof whether in the form of membership, general, special or limited partnership or otherwise, and

(y)	such Person or any Restricted Subsidiary of such Person is a controlling general partner or otherwise controls such entity.

“Subsidiary Guarantee” means the guarantee by any Subsidiary Guarantor of the Issuer’s Obligations under the Indenture.

“Subsidiary Guarantor” means each Restricted Subsidiary that guarantees the Notes in accordance with the terms of the Indenture.

“Successor Company” has the meaning set forth under “Certain Covenants—Merger, Consolidation or Sale of All or Substantially All Assets.”

“Suspended Covenants” has the meaning set forth under “Certain Covenants.”

“Suspension Date” has the meaning set forth under “Certain Covenants.”

“Suspension Period” has the meaning set forth under “Certain Covenants.”

“2012 Change in Control Transaction” has the meaning set forth in “Summary—The 2012 Change in Control Transaction” in this prospectus.

“TransUnion Corp.” means TransUnion Corp., a Delaware corporation.

“TransUnion Financing Corporation” means TransUnion Financing Corporation, a Delaware corporation.

“Trans Union LLC” means Trans Union LLC, a Delaware limited liability company.

“Treasury Rate” means, as of any Redemption Date, the yield to maturity as of such Redemption Date of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519) that has become publicly available at least two Business Days prior to the Redemption Date (or, if such Statistical Release is no longer published, any publicly available source of similar market data)) most nearly equal to the period from the Redemption Date to June 15, 2014; provided, however, that if the period from the Redemption Date to June 15, 2014 is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year will be used.

“Trust Indenture Act” means the Trust Indenture Act of 1939, as amended (15 U.S.C §§ 77aaa- 77bbbb).

“Trustee” has the meaning set forth under “General.”

“Unrestricted Subsidiary” means:

(1)	any Subsidiary of the Issuer which at the time of determination is an Unrestricted Subsidiary (as designated by the Issuer, as provided below); and

(2)	any Subsidiary of an Unrestricted Subsidiary.

The Issuer may designate any Subsidiary of the Issuer (including any existing Subsidiary and any newly acquired or newly formed Subsidiary) to be an Unrestricted Subsidiary unless such Subsidiary or any of its Subsidiaries owns any Equity Interests or Indebtedness of, or owns or holds any Lien on, any property of, the Issuer or any Subsidiary of the Issuer (other than solely any Subsidiary of the Subsidiary to be so designated); provided that

(1)	any Unrestricted Subsidiary must be an entity of which the Equity Interests entitled to cast at least a majority of the votes that may be cast by all Equity Interests having ordinary voting power for the election of directors or Persons performing a similar function are owned, directly or indirectly, by the Issuer;

(2)	such designation complies with the covenants described under “Certain Covenants— Limitation on Restricted Payments”; and

(3)	each of:

(a)	the Subsidiary to be so designated; and

(b)	its Subsidiaries

has not at the time of designation, and does not thereafter, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable with respect to any Indebtedness pursuant to which the lender has recourse to any of the assets of the Issuer or any Restricted Subsidiary.

The Issuer may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that, immediately after giving effect to such designation, no Default shall have occurred and be continuing and either:

(1)	if the designated Subsidiary is a Subsidiary of the Issuer or any of its Restricted Subsidiaries (but is not a Subsidiary of Trans Union LLC or any of Trans Union LLC’s Restricted Subsidiaries), (i) the Issuer could incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test described in clause (i) of the first paragraph under “Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” or (ii) the Fixed Charge Coverage Ratio for the Issuer and its Restricted Subsidiaries would be greater than such ratio for the Issuer and its Restricted Subsidiaries immediately prior to such designation, in each case on a pro forma basis taking into account such designation; or

(2)	if the designated Subsidiary is a Subsidiary of Trans Union LLC or any of Trans Union LLC’s Restricted Subsidiaries, TransUnion Corp. could incur at least $1.00 of additional Indebtedness pursuant to clause (ii) of the first paragraph under “Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock.”

Any such designation by the Issuer shall be notified by the Issuer to the Trustee by promptly filing with the Trustee a copy of the resolution of the Board of Directors of the Issuer or any committee thereof giving effect to such designation and an Officer’s Certificate certifying that such designation complied with the foregoing provisions.

“Voting Stock” of any Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the Board of Directors of such Person.

“ Weighted Average Life to Maturity” means, when applied to any Indebtedness, Disqualified Stock or Preferred Stock, as the case may be, at any date, the quotient obtained by dividing:

(1)	the sum of the products of the number of years from the date of determination to the date of each successive scheduled principal payment of such Indebtedness or redemption or similar payment with respect to such Disqualified Stock or Preferred Stock multiplied by the amount of such payment; by

(2)	the sum of all such payments.

“Wholly-Owned Subsidiary” of any Person means a Subsidiary of such Person, 100% of the outstanding Equity Interests of which (other than directors’ qualifying shares and shares issued to foreign nationals under applicable law) shall at the time be owned by such Person or by one or more Wholly-Owned Subsidiaries of such Person.

Book-Entry Settlement and Clearance

The Global Notes

The Exchange Notes will be issued in the form of registered notes in global form, without interest coupons (the “Global Notes”), as follows:

Upon issuance, each of the Global Notes will be deposited with the Trustee as custodian for The Depository Trust Company DTC and registered in the name of Cede & Co., as nominee of DTC.

Ownership of beneficial interests in each Global Note will be limited to persons who have accounts with DTC (“DTC Participants”) or persons who hold interests through DTC Participants. We expect that under procedures established by DTC:

•

upon deposit of each Global Note with DTC’s custodian, DTC will credit portions of the principal amount of the global note to the accounts of the DTC Participants designated by the Initial Purchasers; and

•

ownership of beneficial interests in each Global Note will be shown on, and transfer of ownership of those interests will be effected only through, records maintained by DTC (with respect to interests of DTC Participants) and the records of DTC Participants (with respect to other owners of beneficial interests in the global note).

Beneficial interests in the Global Notes may not be exchanged for notes in physical, certificated form except in the limited circumstances described below.

Book-Entry Procedures for the Global Notes

All interests in the Global Notes will be subject to the operations and procedures of DTC, Euroclear Bank S.A./N.V. (“Euroclear”) and Clearstream Banking, societe anonyme (“Clearstream”). We provide the following summaries of those operations and procedures solely for the convenience of investors. The operations and procedures of each settlement system are controlled by that settlement system and may be changed at any time. Neither we nor the Initial Purchasers are responsible for those operations or procedures.

DTC has advised us that it is:

•	a limited purpose trust company organized under the laws of the State of New York;

•	a “banking organization” within the meaning of the New York Banking Law;

•	a member of the Federal Reserve System;

•	a “clearing corporation” within the meaning of the New York Uniform Commercial Code; and

•	a “clearing agency” registered under Section 17A of the Exchange Act.

DTC was created to hold securities for its participants and to facilitate the clearance and settlement of securities transactions between its participants through electronic book-entry changes to the accounts of its participants. DTC’s participants include securities brokers and dealers, including the Initial Purchasers; banks and trust companies; clearing corporations and other organizations. Indirect access to DTC’s system is also available to others such as banks, brokers, dealers and trust companies; these indirect participants clear through or maintain a custodial relationship with a DTC participant, either directly or indirectly. Investors who are not DTC Participants may beneficially own securities held by or on behalf of DTC only through DTC Participants or indirect participants in DTC.

So long as DTC’s nominee is the registered owner of a global note, that nominee will be considered the sole owner or holder of the notes represented by that global note for all purposes under the Indenture. Except as provided below, owners of beneficial interests in a global note:

•	will not be entitled to have notes represented by the global note registered in their names;

•	will not receive or be entitled to receive physical, certificated notes; and

•

will not be considered the owners or holders of the notes under the Indenture for any purpose, including with respect to the giving of any direction, instruction or approval to the Trustee under the Indenture.

As a result, each investor who owns a beneficial interest in a global note must rely on the procedures of DTC to exercise any rights of a holder of notes under the Indenture (and, if the investor is not a participant or an indirect participant in DTC, on the procedures of the DTC participant through which the investor owns its interest).

Payments of principal, premium (if any) and interest with respect to the notes represented by a global note will be made by the Trustee to DTC’s nominee as the registered holder of the global note. Neither we nor the Trustee will have any responsibility or liability for the payment of amounts to owners of beneficial interests in a global note, for any aspect of the records relating to or payments made on account of those interests by DTC, or for maintaining, supervising or reviewing any records of DTC relating to those interests.

Payments by participants and indirect participants in DTC to the owners of beneficial interests in a global note will be governed by standing instructions and customary industry practice and will be the responsibility of those participants or indirect participants and DTC.

Transfers between participants in DTC will be effected under DTC’s procedures and will be settled in same-day funds. Transfers between participants in Euroclear or Clearstream will be effected in the ordinary way under the rules and operating procedures of those systems.

Cross-market transfers between DTC Participants, on the one hand, and Euroclear or Clearstream participants, on the other hand, will be effected within DTC through the DTC Participants that are acting as depositaries for Euroclear and Clearstream. To deliver or receive an interest in a global note held in a Euroclear or Clearstream account, an investor must send transfer instructions to Euroclear or Clearstream, as the case may be, under the rules and procedures of that system and within the established deadlines of that system. If the transaction meets its settlement requirements, Euroclear or Clearstream, as the case may be, will send instructions to its DTC depositary to take action to effect final settlement by delivering or receiving interests in the relevant Global Notes in DTC, and making or receiving payment under normal procedures for same-day funds settlement applicable to DTC. Euroclear and Clearstream participants may not deliver instructions directly to the DTC depositaries that are acting for Euroclear or Clearstream.

Because of time zone differences, the securities account of a Euroclear or Clearstream participant that purchases an interest in a global note from a DTC participant will be credited on the business day for Euroclear or Clearstream immediately following the DTC settlement date. Cash received in Euroclear or Clearstream from the sale of an interest in a global note to a DTC participant will be received with value on the DTC settlement date but will be available in the relevant Euroclear or Clearstream cash account as of the business day for Euroclear or Clearstream following the DTC settlement date.

DTC, Euroclear and Clearstream have agreed to the above procedures to facilitate transfers of interests in the Global Notes among participants in those settlement systems. However, the settlement systems are not obligated to perform these procedures and may discontinue or change these procedures at any time. Neither we nor the Trustee will have any responsibility for the performance by DTC, Euroclear or Clearstream or their participants or indirect participants of their obligations under the rules and procedures governing their operations.

Certificated Notes

Notes in physical, certificated form will be issued and delivered to each person that DTC identifies as a beneficial owner of the related notes only if:

•	DTC notifies us at any time that it is unwilling or unable to continue as depositary for the Global Notes and a successor depositary is not appointed within 90 days;

•	DTC ceases to be registered as a clearing agency under the Exchange Act and a successor depositary is not appointed within 90 days;

•	we, at our option and subject to DTC’s procedures, notify the Trustee that we elect to cause the issuance of certificated notes; or

•	certain other events provided in the Indenture should occur.

Material United States Federal Income Tax Considerations

The following discussion describes material U.S. federal income tax consequences relevant to the exchange of the Outstanding Notes for the Exchange Notes pursuant to the Exchange Offer and the ownership and disposition of the Notes. This discussion is not a complete analysis of all potential U.S. federal income tax consequences and does not address any tax consequences arising under any state, local or foreign tax laws or any other U.S. federal tax laws, including estate or gift tax laws. This discussion is based upon the Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the Internal Revenue Service (“IRS”), all as in effect on the date of this prospectus. These authorities are subject to change, possibly retroactively, resulting in tax consequences different from those discussed below. No rulings have or will be sought from the IRS with respect to the matters discussed below, and we cannot assure you that the IRS will not take a different position concerning the tax consequences of the exchange of the Outstanding Notes for the Exchange Notes, or the ownership or disposition of the Notes, or that any such position would not be sustained by a court.

This discussion is limited to holders who hold the Notes as “capital assets” within the meaning of Code Section 1221 (generally, property held for investment). This discussion does not address all of the U.S. federal income tax consequences that may be relevant to a holder in light of such holder’s particular circumstances or to holders subject to special rules under the U.S. federal income tax laws, such as banks, financial institutions, U.S. expatriates, insurance companies, regulated investment companies, real estate investment trusts, “controlled foreign corporations,” “passive foreign investment companies,” dealers in securities or currencies, traders in securities, partnerships or other pass-through entities (or investors in such entities), U.S. holders (as defined below) whose functional currency is not the U.S. dollar, persons subject to the alternative minimum tax, tax-exempt organizations and persons holding the Notes as part of a “straddle,” “hedge,” “conversion transaction” or other integrated transaction.

As used herein, “U.S. holder” means a beneficial owner of the Notes who is treated for U.S. federal income tax purposes as:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust (1) if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) that has validly elected to be treated as a U.S. person for U.S. federal income tax purposes.

A “non-U.S. holder” is a beneficial owner of the Notes who is not a U.S. holder or a partnership for U.S. federal income tax purposes.

If a partnership or other entity treated as a partnership for U.S. federal income tax purposes holds the Notes, the tax treatment of a partner generally will depend on the status of the partner and the activities of the partnership. Partnerships and their partners should consult their tax advisors as to the tax consequences to them of the ownership and disposition of the Notes.

Holders of the Notes should consult their own tax advisors with regard to the application of the tax consequences discussed below to their particular situations as well as the application of any state, local, foreign or other tax laws, including gift and estate tax laws and any tax treaties.

Exchange Pursuant to the Exchange Offer

The exchange of the Outstanding Notes for the Exchange Notes in the Exchange Offer will not be treated as an “exchange” for U.S. federal income tax purposes because the Exchange Notes will not be considered to differ materially in kind or extent from the Outstanding Notes. Accordingly, the exchange of the Outstanding Notes for the Exchange Notes will not be a taxable event to holders for U.S. federal income tax purposes. Moreover, the Exchange Notes will have the same tax attributes and tax consequences as the Outstanding Notes exchanged therefor, including without limitation, the same adjusted tax basis and holding period.

Effect of Certain Contingencies

In certain circumstances (see “Description of the Notes—Principal, Maturity and Interest,” “Description of the Notes—Optional Redemption” and “Description of the Notes—Repurchase at the Option of Holders—Change of Control”), we may be entitled or obligated to pay amounts in excess of stated interest or principal on the Notes. In addition, as described more fully below, under “U.S. holders—Interest and OID,” in certain circumstances we are entitled to pay PIK interest in lieu of cash interest payments on the Notes. We intend to take the position that the Notes should not be treated as contingent payment debt instruments (“CPDIs”) because of the possibility of such payments. This position is based in part on assumptions regarding the likelihood, as of the date of issuance of the Notes, that we will not be entitled or obligated to make such additional payments or exercise our right to pay PIK interest. Assuming such position is respected, a holder generally would not be required to include any income in respect of the foregoing contingencies unless and until any of such contingencies occurred. Our position is binding on a holder unless the holder explicitly discloses on its U.S. federal income tax return that it is taking a contrary position. Our position is not, however, binding on the IRS, and if the IRS were to challenge this determination, a holder might be required to accrue income on its Notes in excess of stated interest, and to treat as ordinary income rather than capital gain any income realized on the taxable disposition of a Note before the resolution of the contingencies. The following portions of this discussion assume that the Notes will not be treated as CPDIs. Holders are urged to consult their own tax advisors regarding the potential application to the Notes of the CPDI rules and the consequences thereof.

U.S. Holders

Interest and OID

Under applicable U.S. Treasury Regulations, a “remote” contingency that stated interest will not be timely paid in cash will be ignored in determining whether a debt instrument is issued with original issue discount (“OID”). As described under “Description of the Notes—Principal, Maturity and Interest,” in certain circumstances we are entitled to pay PIK interest in lieu of cash interest payments on the Notes. As of the date of issuance of the Notes, we believed, and we continue to believe as of the date of this prospectus, that the likelihood that we will be entitled to exercise our option to pay PIK interest under the terms of the Notes is remote within the meaning of the U.S. Treasury Regulations. Accordingly, upon issuance, we believe the Notes would not be treated as issued with OID merely because of our option to pay PIK interest in certain circumstances. In such case, and subject to the discussion below regarding contrary treatment by the IRS, the Notes are not subject to the OID rules, at least upon initial issuance, so that you will generally be taxed on the stated interest on the Notes as ordinary income at the time it is paid or accrued in accordance with your regular method of tax accounting. If, however, we exercise our right to pay PIK interest on the Notes in the future, the Notes would become OID instruments at that time. Alternatively, the Notes may become OID instruments at the time we become entitled to exercise our right to pay PIK interest. In either case, you will be subject to special OID rules described below, unless the amount of OID is de minimis. For this purpose, OID is de minimis if it is less than .0025 of the Note’s “stated redemption price at maturity” multiplied by the number of complete years to maturity. A Note’s “stated redemption price at maturity” is the sum of all payments provided by the Note other than qualified stated interest. Once the Notes become OID instruments they will be taxed as OID instruments (or subject to such rules) for as long as they remain outstanding (subject to the deemed retirement and reissuance rules discussed below).

The U.S. Treasury Regulations dealing with OID have not yet been addressed in any rulings or other interpretations by the IRS where the issuer has rights comparable to our option to pay PIK interest in certain circumstances. It is possible that the IRS could assert that the Notes were issued initially with OID merely because of our right to pay PIK interest in certain circumstances. If the IRS were successful in this regard, you would be subject to the special OID rules described below, regardless of whether we become entitled to exercise our option to pay PIK interest.

If the Notes become OID instruments, they will be treated as retired and reissued, solely for the purpose of determining the OID on the Notes. At such time, depending on the facts and circumstances, all or a portion of the stated interest payments on the Notes would not be “qualified stated interest.” Thus, regardless of your method of accounting for U.S. federal income tax purposes, you generally would have to include any OID as ordinary income as it accrues using the “constant yield method.” The amount of OID that you would have to include in income each taxable year would be the sum of the “daily portions” of OID with respect to the Note for each day during such taxable year or portion of such taxable year on which you held that Note (“accrued OID”). The daily portion is determined by allocating to each day in any “accrual period” a pro rata portion of the OID allocable to that accrual period. The “accrual period” for a Note may be of any length and may vary in length over the remaining term of the Note, provided that each accrual period is no longer than one year and each scheduled payment of principal or interest occurs on the first day or the final day of an accrual period. The amount of OID allocable to any accrual period other than the final accrual period is an amount equal to the excess, if any, of:

•

the Note’s “adjusted issue price” at the beginning of the accrual period multiplied by its yield to maturity, determined on the basis of compounding at the close of each accrual period and properly adjusted for the length of the accrual period, over

•	the aggregate of all “qualified stated interest” (i.e., stated interest that is not treated as OID) allocable to the accrual period.

OID allocable to a final accrual period is the difference between the amount payable at maturity, other than a payment of qualified stated interest, and the adjusted issue price at the beginning of the final accrual period. Special rules may apply for calculating OID for an initial short accrual period.

The “yield to maturity” of a Note that has become an OID instrument is the discount rate that causes the present value of all remaining payments on the Note as of the deemed reissue date to equal the “adjusted issue price” of such Note at that time. The “adjusted issue price” of a Note at the beginning of any accrual period generally is equal to its issue price increased by the accrued OID for each prior accrual period, less any payments previously made on the Notes other than qualified stated interest. The “issue price” of a Note will be the first price at which a substantial amount of the Notes is sold to investors for cash (excluding sales to bond houses, brokers or similar persons or organizations acting in the capacity of underwriter, placement agent or wholesaler).

If and when the Notes become OID instruments, the amount of OID accrued over the remaining term of the Notes may change as a result of changes in facts and circumstances affecting the likelihood that we will be entitled to or will exercise our option to pay PIK interest in any subsequent Interest Period.

The rules regarding OID are complex. Accordingly, you should consult your own tax advisors regarding their application.

Market Discount

If a U.S. holder acquires a Note at a cost that is less than its adjusted issue price on the acquisition date, the amount of the difference is treated as “market discount” for U.S. federal income tax purposes, unless the difference is less than .0025 multiplied by the Note’s stated redemption price at maturity multiplied by the number of complete years to maturity of the Note from the date of acquisition (in which case, the difference is “de minimis market discount”). In general, for purposes of the foregoing, market discount will be treated as accruing ratably over the remaining term of the Note or, at the holder’s election, on a constant yield to maturity basis. If a constant yield election is made, it will apply only to the Note for which it is made and may not be revoked.

A U.S. holder may elect to include market discount in income currently as it accrues. Once made, this election will apply to all market discount obligations acquired by the U.S. holder on or after the first day of the first taxable year to which the election applies and may not be revoked without the consent of the IRS. A U.S. holder’s tax basis in a Note will be increased by the amount of market discount included in the holder’s income under the election. If a holder does not elect to include accrued market discount in income over the remaining term of the Note, the holder may be required to defer the deduction of a portion of the interest on any indebtedness incurred or maintained to purchase or carry the Note until maturity or until a taxable disposition of the Note.

If a U.S. holder acquires a Note at a market discount, the holder will be required to treat any gain on the disposition of the Note as ordinary income to the extent of accrued market discount not previously included in income with respect to the Note. If a U.S. holder disposes of a Note with market discount in certain otherwise nontaxable transactions, the U.S. holder must include accrued market discount in income as ordinary income as if the holder had sold the Note at its then fair market value.

Acquisition Premium

If the Notes become OID instruments, and if a U.S. holder acquires a Note at a cost less than or equal to its stated redemption price at maturity but greater than the Note’s adjusted issue price on the acquisition date, the holder will be treated as acquiring the Note at an “acquisition premium.” Unless an election is made, the holder generally will reduce the amount of OID otherwise includible in gross income by an amount equal to the amount of OID otherwise includible in gross income multiplied by a fraction, the numerator of which is the excess of the holder’s initial basis in the Note over the Note’s adjusted issue price on the acquisition date and the denominator of which is the excess of the sum of all amounts payable on the Note after the acquisition date (other than qualified stated interest) over the Note’s adjusted issue price on the acquisition date. Alternatively, the U.S. holder may elect to compute OID accruals by treating the acquisition of the Note as a purchase at original issuance and applying the constant yield method described above.

Amortizable Bond Premium

A U.S. holder generally will be considered to have acquired a Note with amortizable bond premium if the holder acquires the Note for an amount greater than its stated redemption price at maturity. The amount of amortizable premium generally will equal the excess the amount paid for the Note over the Note’s stated redemption price at maturity, or if it results in a smaller amount of amortizable premium in the period prior to a call date described under “Description of the Notes—Optional Redemption,” the amount payable on the earlier call date. A U.S. holder who purchases a Note with amortizable bond premium generally will not be required to include any OID in income and may elect to amortize the bond premium as an offset to stated interest income under a constant yield method from the acquisition date to the Note’s maturity date, or if it results in a smaller amount of amortizable premium, to the earlier call date. Once made, this election applies to all debt obligations held or subsequently acquired by the holder on or after the first day of the first taxable year to which the election applies and may not be revoked without the consent of the IRS. A U.S. holder who elects to amortize bond premium must reduce its tax basis in the Note by the amount of bond premium used to offset stated interest income.

Election of Constant Yield Method for All Interest

A U.S. holder may elect to include in gross income all interest that accrues on a Note (including any stated interest, OID, de minimis OID, unstated interest, market discount and de minimis market discount, as adjusted by any amortizable bond premium or acquisition premium) by using the constant yield method described above. The election must be made for the taxable year in which the U.S. holder acquires the Note, and may not be revoked without the consent of the IRS. If a Note was acquired with market discount, this election will result in a deemed election to accrue market discount in income currently with respect to the Note and all other market discount obligations acquired by the holder on or after the first day of the taxable year to which the election first applies. Similarly, if a Note was acquired with amortizable bond premium, this election will result in a deemed election to amortize bond premium with respect to the Note and all other debt obligations held or subsequently acquired by the holder on or after the first day of the taxable year to which the election first applies. U.S. holders should consult their tax advisors about this election.

The rules regarding market discount, acquisition premium and amortizable bond premium are complex. Accordingly, prospective investors should consult their own tax advisors regarding the application of the rules described above.

Sale or Other Taxable Disposition of the Notes

Subject to the discussion below regarding the Mandatory Principal Redemption, a U.S. holder will recognize gain or loss on the sale, exchange (other than pursuant to a tax-free transaction), redemption, retirement or other taxable disposition of a Note equal to the difference between the amount realized upon the disposition (less a portion allocable to any accrued and unpaid stated interest, which will be taxable as interest to the extent not previously so taxed) and the U.S. holder’s adjusted tax basis in the Note. A U.S. holder’s adjusted tax basis in a Note will, in general, be its cost for that Note, increased by any previously accrued OID (reflecting any reductions for acquisition premium) and market discount (if any) included in income and reduced by the amortizable bond premium, if any, that has offset stated interest and the amount of any payments that are not payments of stated interest. Other than as described above under “—Market Discount,” this gain or loss generally will be a capital gain or loss, and will be a long-term capital gain or loss if the U.S. holder has held the Note for more than one year. Long-term capital gains of non-corporate holders are subject to tax at a reduced rate. The deductibility of capital losses is subject to limitations.

Although not free from doubt, a U.S. holder’s adjusted tax basis in a Note should be allocated between the original Note and any new Notes received in respect of PIK interest thereon in proportion to their relative principal amounts. A U.S. holder’s holding period in any new Notes received in respect of PIK interest would likely be identical to such holder’s holding period for the original Note with respect to which the new Notes were received.

Payments received by a U.S. holder upon any Mandatory Principal Redemption of a portion of a Note will be treated as tax-free payments of a portion of the then accrued OID with respect to such Note in its entirety (including the portion of the Note not redeemed).

3.8% Medicare Tax on “Net Investment Income”

Certain U.S. holders who are individuals, estates or trusts may be required to pay an additional 3.8% tax on “net investment income,” which includes, among other things, interest on and capital gains from the sale or other disposition of Notes for taxable years beginning after December 31, 2012. U.S. holders are urged to consult their tax advisors regarding the effect, if any, of the 3.8% Medicare tax on their ownership and disposition of the Notes.

Information Reporting and Backup Withholding

Information with respect to interest (including accrued OID, if any) paid on the Notes, and the proceeds received upon the sale or other disposition (including a redemption or retirement) of the Notes, other than to certain exempt holders, will be required to be furnished to U.S. holders and to the IRS by a broker or other securities intermediary through which you hold your Notes.

A U.S. holder may be subject to backup withholding (currently at a rate of 28%) on payments received on the Notes or on the proceeds received upon the sale or other disposition of such Notes. Certain holders generally are not subject to backup withholding. A U.S. holder generally will be subject to backup withholding if such holder is not otherwise exempt and:

•	such holder fails to furnish its taxpayer identification number, which for an individual is ordinarily his or her social security number, to an intermediary;

•	such holder furnishes an incorrect taxpayer identification number to an intermediary;

•	such holder is notified by the IRS that such holder is subject to backup withholding because it has failed to report properly payments of interest or dividends; or

•

such holder fails to certify, under penalties of perjury, that it has furnished its correct taxpayer identification number to an intermediary and that the IRS has not notified the U.S. holder that it is subject to backup withholding.

U.S. holders should consult their tax advisors regarding their qualification for an exemption from backup withholding and the procedures for obtaining such an exemption, if applicable. Backup withholding is not an additional tax. Taxpayers may use amounts withheld as a credit against their U.S. federal income tax liability or may claim a refund if backup withholding results in an overpayment of U.S. federal income tax and they timely provide certain information to the IRS.

Non-U.S. Holders

Interest

Subject to the discussion of “—U.S. Trade or Business” below, interest (which, for purposes of this discussion of non-U.S. holders, includes OID, if any) or amounts received upon a taxable disposition of the Notes that represent accrued interest paid to a non-U.S. holder will not be subject to U.S. federal withholding tax, which is imposed at a rate of 30% (or, if applicable, a lower treaty rate), provided that:

•	such holder does not actually or constructively, own 10% or more of the total combined voting power of all of the classes of the stock of the Parent;

•	such holder is not a controlled foreign corporation that is related to the Parent through stock ownership; and

•

either (1) the non-U.S. holder certifies in a statement provided to us or our paying agent, under penalties of perjury, that it is not a U.S. person and provides its name and address (which certification may be made on IRS Form W-8BEN, or applicable successor form), (2) a securities clearing organization, bank or other financial institution that holds customers’ securities in the ordinary course of its trade or business and holds the Notes on behalf of the non-U.S. holder certifies to us or our paying agent under penalties of perjury that it, or the financial institution between it and the non-U.S. holder, has received from the non-U.S. holder a statement, under penalties of perjury, that such holder is not a U.S. person and provides us or our paying agent with a copy of such statement or (3) the non-U.S. holder holds its Notes through a “qualified intermediary” and certain conditions are satisfied.

Even if the above conditions are not met, a non-U.S. holder may be entitled to a reduction in or an exemption from withholding tax on interest under a tax treaty between the United States and the non-U.S. holder’s country of residence. To claim such a reduction or exemption, a non-U.S. holder generally must complete IRS Form W-8BEN and claim this reduction or exemption on the form. In some cases, a non-U.S. holder instead may be permitted to provide documentary evidence of its claim to the intermediary, or a qualified intermediary already may have some or all of the necessary evidence in its files.

The certification requirements described above may require a non-U.S. holder to provide its U.S. taxpayer identification number in order to claim the benefit of an income tax treaty or for other reasons. Special certification requirements apply to intermediaries. Non-U.S. holders should consult their tax advisors regarding the certification requirements discussed above.

Sale or Other Taxable Disposition of the Notes

Subject to the discussions of “—U.S. Trade or Business” and Mandatory Principal Redemption below, a non-U.S. holder generally will not be subject to U.S. federal income tax or withholding tax on gain recognized on the sale, exchange, redemption, retirement or other disposition of a Note. However, a non-U.S. holder may be subject to tax on such gain if such holder is an individual present in the United States for 183 days or more during the taxable year of the disposition and certain other conditions are met, in which case such holder may have to pay a U.S. federal income tax of 30% (or, if applicable, a lower treaty rate) on such gain (net of certain U.S. source losses).

Payments received by a non-U.S. holder upon any Mandatory Principal Redemption of a portion of a Note will be treated as payments of a portion of the then accrued OID with respect to such Note in its entirety (including the portion of the Note not redeemed) and therefore possibly subject to the 30% U.S. federal withholding tax (subject to the exceptions described above under “—Non-U.S. Holders—Interest”).

U.S. Trade or Business

If interest or gain from a disposition of the Notes is effectively connected with a non-U.S. holder’s conduct of a trade or business in the United States (and if an applicable income tax treaty so provides, the non-U.S. holder maintains a “permanent establishment” in the United States to which the interest or gain is attributable), the non-U.S. holder, though exempt from the 30% U.S. federal withholding tax (assuming the appropriate certification is provided), generally will be subject to U.S. federal income tax on the interest or gain on a net income basis in the same manner as if it were a U.S. holder (unless an applicable income tax treaty provides otherwise). A foreign corporation that is a holder of a Note also may be subject to a branch profits tax equal to 30% of its effectively connected earnings and profits for the taxable year, subject to certain adjustments, unless it qualifies for a lower rate under an applicable income tax treaty. For this purpose, interest on a Note or gain recognized on the disposition of a Note will be included in earnings and profits if the interest or gain is effectively connected with the conduct by the foreign corporation of a trade or business in the United States.

Information Reporting and Backup Withholding

Backup withholding will not apply to payments made by us or our paying agent to a non-U.S. holder of a Note if the holder meets the identification and certification requirements described in the third bullet above under “—Non-U.S. Holders—Interest.” However, information reporting on IRS Form 1042-S may still apply with respect to interest payments. In addition, information regarding interest payments on the Notes may be made available to the tax authorities in the country where the non-U.S. holder resides or is established, pursuant to an applicable income tax treaty.

Payments of the proceeds from a disposition (including a redemption or retirement) by a non-U.S. holder of a Note made to or through a foreign office of a broker will not be subject to information reporting or backup withholding, except that information reporting (but generally not backup withholding) may apply to those payments if the broker is:

•	a U.S. person or a foreign branch office of a U.S. person;

•	a controlled foreign corporation for U.S. federal income tax purposes;

•	a foreign person 50% or more of whose gross income is effectively connected with a U.S. trade or business for a specified three-year period; or

•

a foreign partnership if at any time during its tax year, (1) one or more of its partners are U.S. persons who hold in the aggregate more than 50% of the income or capital interest in the partnership or (2) it is engaged in the conduct of a U.S. trade or business.

Payment of the proceeds from a disposition by a non-U.S. holder of a Note made to or through the U.S. office of a broker generally is subject to information reporting and backup withholding unless the beneficial owner certifies as to its non-U.S. status or otherwise establishes an exemption from information reporting and backup withholding.

Non-U.S. holders should consult their tax advisors regarding application of withholding and backup withholding in their particular circumstances and the availability of, and the procedure for qualifying for an exemption from, withholding, information reporting and backup withholding under current U.S. Treasury Regulations. In this regard, the current U.S. Treasury Regulations provide that a certification may not be relied on if the payor knows or has reason to know that the certification may be false. Backup withholding is not an additional tax. Taxpayers may use amounts withheld as a credit against their U.S. federal income tax liability or may claim a refund if backup withholding results in an overpayment of U.S. federal income tax and they timely provide certain information to the IRS.

Foreign Account Tax Compliance Act

Legislation incorporating provisions referred to as the Foreign Account Tax Compliance Act (“FATCA”) was enacted on March 18, 2010. Under FATCA, subject to certain exceptions, a 30% withholding tax would apply to any payments of interest (including OID) on any debt obligation and the gross proceeds of a disposition of any such debt obligation made to a foreign financial institution, unless such institution enters into an agreement with the U.S. government to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which may include certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S owners). Absent any applicable exception, this legislation also generally would impose a 30% withholding tax on any such payments made to a foreign entity that is not a foreign financial institution, unless such entity provides the withholding agent with a certification identifying the substantial U.S. owners of the entity, which generally includes any U.S. person who directly or indirectly owns more than 10% of the entity, or certifies that there are no such substantial U.S. owners. Under FATCA as initially enacted, any withholding tax under FATCA would generally not apply to any debt obligation outstanding on March 18, 2012. The Notes are not eligible for this particular grandfathering rule because the Notes were not outstanding on March 18, 2012. However, recently proposed U.S. Treasury Regulations would extend the grandfathering date and provide that FATCA generally will not apply to any debt obligation that is outstanding on January 1, 2013. The proposed regulations are not effective until finalized and, unless and until so finalized, holders cannot rely on the proposed extension of the grandfathering date. No assurances can be given that the proposed regulations will be finalized in their current form or at all. If FATCA applies to the Notes, under current IRS administrative guidance (and the current form of the proposed U.S. Treasury Regulations), the 30% withholding tax would be effective for payments of interest (including OID) made after December 31, 2013, and for payments made of gross proceeds from sales or other dispositions that occur after December 31, 2014. Under certain circumstances, a beneficial owner of the Notes might be eligible for refunds or credits of such taxes, and may be required to file a U.S. federal income tax return to claim such refunds or credits. Investors are encouraged to consult with their own tax advisors regarding the implications of this legislation on their investment in the Notes.

YOU SHOULD CONSULT YOUR TAX ADVISOR REGARDING THE U.S. FEDERAL INCOME TAX CONSEQUENCES TO YOU OF THE EXCHANGE OF THE OUTSTANDING NOTES FOR THE NOTES PURSUANT TO THE EXCHANGE OFFER AND THE OWNERSHIP AND DISPOSITION OF THE NOTES, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL OR FOREIGN TAX LAWS, OR ANY OTHER U.S. FEDERAL TAX LAWS.

Certain ERISA Considerations

The Notes may be purchased and held by or with the assets of an employee benefit plan subject to Title I of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), an individual retirement account or other plan subject to Section 4975 of the Code or an employee benefit plan sponsored by a state or local government or otherwise subject to laws that include restrictions substantially similar to ERISA and Section 4975 of the Code (“similar laws”). A fiduciary of an employee benefit plan subject to ERISA must determine that the purchase and holding of a note is consistent with its fiduciary duties under ERISA. Such fiduciary, as well as any other prospective investor subject to Section 4975 of the Code or any similar law, must also determine, and will be deemed to have represented by its acquisition and holding of a note that such acquisition and holding does not constitute or give rise to a non-exempt prohibited transaction under ERISA, Section 4975 of the Code or any similar law. Such purchaser or transferee should consult legal counsel before purchasing the Notes. Nothing herein shall be construed as a representation that an investment in the Notes is appropriate for, or would meet any or all of the relevant legal requirements with respect to investments by, an employee benefit plan subject to ERISA or Section 4975 of the Code or a similar law.

Plan of Distribution

Each participating broker-dealer that receives Exchange Notes for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a participating broker-dealer in connection with resales of Exchange Notes received by it in exchange for Outstanding Notes where such Outstanding Notes were acquired as a result of market-making activities or other trading activities. We have agreed that, for a period of 180 days after the expiration date, we will make this prospectus, as amended or supplemented, available to any participating broker-dealer for use in connection with any such resale. In addition, until 90 days after the date of this prospectus, all dealers that effect transactions in the Exchange Notes may be required to deliver a prospectus.

We will not receive any proceeds from any sales of the Exchange Notes by participating broker-dealers. Exchange Notes received by participating broker-dealers for their own account pursuant to the Exchange Offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the Exchange Notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such participating broker-dealer and/or the purchasers of any such Exchange Notes. Any participating broker-dealer that resells the Exchange Notes that were received by it for its own account pursuant to the Exchange Offer and any broker or dealer that participates in a distribution of such Exchange Notes may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit on any such resale of Exchange Notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a participating broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

For a period of 180 days after the expiration date we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any participating broker-dealer that requests such documents in the letter of transmittal.

Prior to the Exchange Offer, there has not been any public market for the Outstanding Notes. The Outstanding Notes have not been registered under the Securities Act and will be subject to restrictions on transferability to the extent that they are not exchanged for Exchange Notes by holders who are entitled to participate in this Exchange Offer. The holders of Outstanding Notes, other than any holder that is our affiliate within the meaning of Rule 405 under the Securities Act, who are not eligible to participate in the Exchange Offer are entitled to certain registration rights, and we may be required to file a shelf registration statement with respect to their Outstanding Notes. The Exchange Notes will constitute a new issue of securities with no established trading market. We do not intend to list the Exchange Notes on any national securities exchange or automated quotation system. Accordingly, no assurance can be given that an active public or other market will develop for the Exchange Notes or as to the liquidity of the trading market for the Exchange Notes. If a trading market does not develop or is not maintained, holders of the Exchange Notes may experience difficulty in reselling the Exchange Notes or may be unable to sell them at all. If a market for the Exchange Notes develops, any such market may be discontinued at any time.

Validity of the Securities

Latham & Watkins, LLP, Chicago, Illinois, will pass on the validity of the securities offered hereby.

Experts

The financial statements of TransUnion Holding Company, Inc. at March 31, 2012 and for the period from inception (February 15, 2012) through March 31, 2012, appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of TransUnion Corp. at December 31, 2011 and 2010, and for each of the three years in the period ended December 31, 2011, appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

Where You Can Find More Information

We have filed with the SEC a registration statement on Form S-4 with respect to the securities being offered by this prospectus. This prospectus does not contain all of the information contained in the registration statement, including the exhibits and schedules. You should refer to the registration statement, including the exhibits and schedules, for further information about us and the securities being offered by this prospectus. Statements we make in this prospectus about certain contracts or other documents are not necessarily complete. When we make such statements, we refer you to the copies of the contracts or documents that are filed as exhibits to the registration statement because those statements are qualified in all respects by reference to those exhibits. As described below, the registration statement, including exhibits and schedules is on file at the offices of the SEC and may be inspected without charge.

Prior to this offering, we were not subject to the information requirements of the Exchange Act. As a result of this offering, we have become subject to the informational requirements of the Exchange Act and, in accordance therewith, will file reports and other information with the SEC. You can inspect and copy these reports and other information at the Public Reference Room of the SEC, 100 F Street, N.E., Washington, D.C. 20549. You can obtain copies of these materials from the Public Reference Section of the SEC, 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates. Please call the SEC at 1-202-551-8090 for further information on the operation of the public reference room. Our SEC filings will also be available to you on the SEC’s web site. The address of this site is http://www.sec.gov.

We will also provide you without charge, upon written or oral request, a copy of any and all of these documents. We must receive your request no later than five days before the expiration date of the Exchange Offer so you can obtain timely delivery. Requests for copies should be directed to:

TransUnion Holding Company, Inc.

555 West Adams Street

Chicago, Illinois 60661

(312) 985-2860

Attention: Investor Relations

The indenture provides that, whether or not we are subject to Section 13 or 15(d) of the Exchange Act, we will furnish to the trustee and holders of the Notes and file with the SEC the annual reports and such information, documents and other reports as are specified in Sections 13 or 15(d) and applicable to a U.S. corporation subject to such Sections. Provision of this information is subject to certain qualifications. See “Description of the Notes—Reports and Other Information.”

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders

TransUnion Holding Company, Inc.

We have audited the accompanying balance sheet as of TransUnion Holding Company, Inc. as of March 31, 2012 and the related statements of income, comprehensive income, cash flows, and stockholders’ equity, from the period of inception (February 15, 2012) through March 31, 2012. These financial statements are the responsibility of the companies’ management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TransUnion Holding Company, Inc. at March 31, 2012, and the results of their operations and their cash flows for the period then ended in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Chicago, Illinois

July 31, 2012

TRANSUNION HOLDING COMPANY, INC.

Balance Sheet

(in millions, except per share data)

March 31, 2012
Assets
Current assets:
Other current assets	$602.6

Total current assets	602.6
Other assets	13.5

Total assets	$616.1

Liabilities and stockholders’ equity
Current liabilities:
Trade accounts payable	$22.9
Other current liabilities	1.7

Total current liabilities	24.6
Long-term debt	600.0

Total liabilities	624.6
Stockholders’ equity:
Common stock, $0.01 par value; 1,000 shares authorized, issued and outstanding as of March 31, 2012	—
Accumulated deficit	(8.5)
Accumulated other comprehensive income (loss)	—

Total stockholders’ equity	(8.5)

Total liabilities and stockholders’ equity	$616.1

See accompanying notes to audited financial statements.

TRANSUNION HOLDING COMPANY, INC.

Statement of Income

(in millions)

From the Date of Inception Through March 31, 2012
Revenue	$—
Operating expenses
Cost of services (exclusive of depreciation and amortization below)	—
Selling, general and administrative	—
Depreciation and amortization	—

Total operating expenses	—
Operating income	—
Non-operating income and expense
Interest expense	(1.5)
Other income and (expense), net	(7.0)

Total non-operating income and expense	(8.5)
Loss from continuing operations before income taxes	(8.5)
Benefit for income taxes	—

Net loss attributable to TransUnion Holding Company, Inc.	$(8.5)

See accompanying notes to audited financial statements.

TRANSUNION HOLDING COMPANY, INC.

Statement of Comprehensive Income

(in millions)

From the Date of Inception Through March 31, 2012
Net loss	$(8.5)
Other comprehensive income (loss), net of tax	—

Comprehensive loss	(8.5)
Less: comprehensive loss attributable to noncontrolling interests	—

Comprehensive loss attributable to TransUnion Holding Company, Inc.	$(8.5)

See accompanying notes to audited financial statements.

TRANSUNION HOLDING COMPANY, INC.

Statement of Cash Flows

(in millions)

From the Date of Inception Through March 31, 2012
Cash flows from operating activities:
Net loss	$(8.5)
Adjustments to reconcile net loss to net cash provided by operating activities:
Deferred financing fees	0.1
Changes in assets and liabilities:
Other current and long-term assets	(16.2)
Trade accounts payable	22.9
Other current and long-term liabilities	1.7

Cash provided by operating activities	—
Cash flows from financing activities:
Proceeds from senior unsecured PIK toggle private placement notes	600.0
Note proceeds deposited with escrow agent	(600.0)

Cash provided by financing activities	—

Net change in cash and cash equivalents	—
Cash and cash equivalents, beginning of period	—

Cash and cash equivalents, end of period	$—

See accompanying notes to audited financial statements.

TRANSUNION HOLDING COMPANY, INC.

Statement of Stockholders’ Equity

(in millions)

	Common Stock
	Shares	Amount	Accumulated Deficit	Total
Balance, February 15, 2012 (inception)	—	$—	$—	$—
Net loss	—	—	(8.5)	(8.5)
Issuance of stock	—	—	—	—

Balance, March 31, 2012	—	$—	$(8.5)	$(8.5)

See accompanying notes to audited financial statements.

TRANSUNION HOLDING COMPANY, INC.

Notes to Audited Financial Statements

1. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) and reflect the activity of TransUnion Holding Company, Inc. (the “Company”) from February 15, 2012, the date of inception, through March 31, 2012. Our financial statements reflect all adjustments which, in the opinion of management, are necessary for a fair presentation of the periods presented.

Events and transactions occurring through July 31, 2012, the date of issuance of the financial statements, have been evaluated by management, and when appropriate, recognized or disclosed in the financial statements or notes to the financial statements.

Recently adopted accounting pronouncements

In June 2011, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2011-05, Comprehensive Income—Presentation of Comprehensive Income. The objective of ASU 2011-05 is to improve the comparability, consistency, and transparency of financial reporting and to increase the prominence of items reported in other comprehensive income. This ASU requires companies to present items of net income, other comprehensive income and total comprehensive income in one continuous statement or two separate but consecutive statements. This update is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. The Company adopted this standard on February 15, 2012, and presents comprehensive income in a separate statement following the statement of income.

Principles of consolidation

The Company was formed by affiliates of Advent International Corporation (“Advent”) and GS Capital Partners (“GSCP”) on February 15, 2012 as a vehicle to acquire 100% of the outstanding common stock of TransUnion Corp. As of March 31, 2012, the Company owned no interests in any entity, and the financial statements presented herein include only the activity of the Company. See Note 2, “Acquisition of TransUnion Corp.”, for information regarding the acquisition of TransUnion Corp. subsequent to March 31, 2012.

Use of estimates

The preparation of financial statements and related disclosures in accordance with GAAP requires management to make estimates and judgments that affect the amounts reported. We believe that the estimates used in preparation of the accompanying financial statements are reasonable, based upon information available to management at this time. These estimates and judgments affect the reported amounts of assets, liabilities and disclosure of contingent assets and liabilities at the balance sheet date, as well as the amounts of expense during the reporting period. Estimates are inherently uncertain and actual results could differ materially from the estimated amounts.

Assets, liabilities, revenues and expenses

During the period from the date of inception through March 31, 2012, there was minimal activity in the Company. The Company raised $600 million of private placement debt in anticipation of the acquisition of TransUnion Corp., the proceeds of which were placed in escrow until the acquisition was complete. There was no revenue earned during the period. The Company incurred interest expense related to this debt, including amortization of deferred financing fees. The Company also incurred and expensed certain acquisition-related costs during the period.

2. Acquisition of TransUnion Corp.

On February 17, 2012, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with TransUnion Corp., pursuant to which TransUnion Holding Company, Inc. would acquire 100% of the outstanding common stock of TransUnion Corp. On April 30, 2012, subsequent to the period reported in these financial statements, the acquisition was completed. Beginning May 1, 2012, the financial statements for TransUnion Holding Company, Inc. will include the accounts of TransUnion Corp. and all of its majority-owned or controlled subsidiaries on a consolidated basis. The aggregate purchase price paid for the outstanding common stock of TransUnion Corp. was $1,592.7 million, plus the assumption of certain existing debt. In connection with the Merger Agreement, all existing stockholders of the Company received cash consideration for their shares, and all existing option holders received cash consideration based on the value of their options, except for certain members of management who continue to hold equity interests in the form of TransUnion Holding common stock. To partially fund the merger, Advent and GSCP contributed a total of $1.1 billion of equity to the Company. The Company also raised $600 million of debt in the form of senior unsecured PIK toggle private placement notes at a fixed interest rate of 9.625%, due June 15, 2018, as more fully disclosed in Note 7, “Debt.” We refer to the acquisition and related transactions, including the new debt, collectively as the “Transactions.”

Purchase Price Allocation

The allocation of the purchase price is preliminary pending the preparation and review of the valuation of assets acquired and liabilities assume, which we expect to be completed by December 31, 2012. The preliminary fair value of the net assets acquired and the liabilities assumed as of April 30, 2012, consisted of the following:

(in millions)	Fair Value
Property and equipment	$112.8
Identifiable intangible assets	1,994.2
Goodwill(1)	1,718.1
All other assets	420.7

Total assets acquired	$4,245.8
Existing debt (including fair value adjustment)	(1,710.8)
All other liabilities	(915.5)
Noncontrolling interests	(26.8)

Net assets of acquired company	$1,592.7

(1)	For tax purposes, none of the goodwill is tax deductible.

The excess of the purchase price over the fair value of the net tangible and identifiable intangible assets acquired was recorded as goodwill. The purchase price of TransUnion Corp. exceeded the fair value of the net assets acquired primarily due to growth opportunities and operational and technological efficiencies.

Identifiable Intangible Assets

The preliminary fair value estimate of identifiable intangible assets acquired was based on management’s best estimate of fair value. The preliminary fair values of the intangible assets acquired consisted of the following:

(in millions)	Fair Value	Estimated Useful Life
Database and credit files	$780.0	15 years
Technology/software	342.6	7 years
Trade names/trademarks	545.0	40 years
Customer relationships	308.9	20 years
Other	17.7	3 years

Total identifiable intangible assets	$1,994.2

The weighted-average useful life of identifiable intangible assets is approximately 21.1 years.

Acquisition Costs

The Company incurred acquisition costs of $7.0 million, including investment banker fees, legal fees, due diligence and other external costs. These costs were incurred from the date of inception through March 31, 2012, and were included in other income and expense. The Company incurred additional acquisition costs of $8.0 million in April 2012.

3. Other Current Assets

Other current assets at March 31, 2012, consisted of the following:

(in millions)	March 31, 2012
Escrow deposit	$600.0
Deferred financing fees	2.6

Total other current assets	$602.6

In connection with the acquisition of TransUnion Corp., the Company raised $600 million of debt in the form of senior unsecured PIK toggle private placement notes. The proceeds were placed in a segregated escrow account pending completion of the acquisition. Deferred financing fees at March 31, 2012 were financing fees incurred through March 31, 2012, for the debt obligations discussed further in Note 7 “Debt.” The deferred financing fees are being amortized as additional interest expense over the term of the debt using the effective interest method. The long-term portion of deferred financing fees is included in other assets as discussed in Note 4 “Other Assets” below.

4. Other Assets

Other assets at March 31, 2012, consisted of the following:

(in millions)	March 31, 2012
Deferred financing fees	$13.5

Total other assets	$13.5

Deferred financing fees were financing fees incurred through March 31, 2012, for the debt obligations as discussed further in Note 7 “Debt.” The short-term portion of deferred financing fees is included in other current assets as discussed in Note 3 “Other Current Assets” above.

5. Trade Accounts Payable

Trade accounts payable of $22.9 million as of March 31, 2012, represents amounts due to various service providers for acquisition and debt-related professional services cost incurred through March 31, 2012.

6. Other Current Liabilities

Other current liabilities at March 31, 2012, consisted of the following:

(in millions)	March 31, 2012
Accrued interest	$1.4
Due to TransUnion Corp.	0.3

Total other current liabilities	$1.7

Accrued interest on the senior unsecured PIK toggle private placements notes was $1.4 million as of March 31, 2012. The $0.3 million due to TransUnion Corp. represents acquisition and finance-related fees paid by TransUnion Corp. on behalf of the Company through March 31, 2012.

7. Debt

Debt outstanding at March 31, 2012, consisted of the following:

(in millions)	March 31, 2012
Senior unsecured PIK toggle private placement notes, principal due June 15, 2018, semi-annual interest payments, 9.625% fixed interest per annum	$600.0
Less short-term debt and current maturities	—

Total long-term debt	$600.0

Senior unsecured PIK toggle notes

In connection with the acquisition of TransUnion Corp. the Company issued $600.0 million of senior unsecured PIK toggle private placement notes (the “Notes”) to certain private investors on March 21, 2012. The Notes mature on June 15, 2018, and accrue interest at a fixed rate of 9.625% per annum with respect to cash interest, and 10.375% per annum with respect to any PIK interest, payable semi-annually on March 1 and September 1.

The Company is required to pay interest on the Notes in cash unless certain conditions described in the indenture governing the Notes are satisfied, in which case the Company will be entitled to pay interest for such period by increasing the principal amount of the Notes or by issuing new notes (such increase being referred to as “PIK,” or paid-in-kind interest) to the extent described in the indenture.

In connection with the issuance of the Notes, we entered into a registration rights agreement that requires us to exchange the Notes by March 2013 for an equal amount of freely transferable notes with substantially identical terms registered with the SEC.

The indenture governing the Notes contains nonfinancial covenants that include restrictions on our ability to pay dividends or distributions, repurchase equity, prepay junior debt, make certain investments, incur additional debt, issue certain stock, incur liens on property, merge, consolidate or sell certain assets, enter into transactions with affiliates, and allow to exist certain restrictions on the ability of subsidiaries to pay dividends or make other payments to the Company. We are in compliance with all covenants under the indenture.

Total interest expense for the Notes through March 31, 2012, was $1.5 million, which included $0.1 million of deferred financing fees that were amortized as additional interest expense.

8. Income Taxes

There was no tax benefit for income taxes on the net loss from continuing operations for the period of inception through March 31, 2012. Because the Company on a stand-alone basis has no source of income to generate taxable income, the deferred tax assets resulting from operations during the period were fully offset by a valuation allowance.

The effective tax rate for the period of inception through March 31, 2012 was 0%. The effective tax rate was lower than the 35% U.S. federal statutory rate due to the impact of a full valuation allowance.

Components of net deferred income tax assets at March 31, 2012, consisted of the following:

(in millions)	March 31, 2012
Deferred income tax assets:
Net operating loss carry forward	$2.4
Acquisition costs	0.2
Valuation allowance	(2.6)

Total deferred income tax assets, net	$—

The temporary differences resulting from differing treatment of items for tax and accounting purposes result in deferred tax assets and liabilities. Our net operating loss carry forward will expire in twenty years.

The total amount of unrecognized tax benefits for the period of inception through March 31, 2012, was $0.3 million and consisted of additions for tax positions of the current year. The amount of unrecognized tax benefit as of March 31, 2012, that would affect the effective tax rate, if recognized, was $0.3 million. The total amount of unrecognized tax benefits as of March 31, 2012, is not expected to significantly increase or decrease.

We classify interest on unrecognized tax benefits as interest expense and tax penalties as other income or expense on the statement of income. We classify any interest or penalties related to unrecognized tax benefits as other liabilities on the balance sheet. There was no accrued interest payable for taxes or tax penalties for the period of inception through March 31, 2012.

9. Contingencies

Through March 31, 2012, the Company incurred $7.6 million of advisory fees that were only payable upon completing the acquisition of TransUnion Corp. These fees became payable on April 30, 2012, the date of the acquisition.

TRANSUNION HOLDING COMPANY, INC. AND SUBSIDIARIES

Unaudited Consolidated Balance Sheet

(in millions, except per share data)

June 30, 2012
Assets
Current assets:
Cash and cash equivalents	$86.0
Trade accounts receivable, net of allowance of $3.7	169.9
Other current assets	88.2

Total current assets	344.1
Property, plant and equipment, net of accumulated depreciation and amortization of $5.1	113.7
Other marketable securities	10.6
Goodwill	1,716.3
Other intangibles, net	1,972.1
Other assets	112.2

Total assets	$4,269.0

Liabilities and stockholders’ equity
Current liabilities:
Trade accounts payable	$72.0
Current portion of long-term debt	10.5
Other current liabilities	98.1

Total current liabilities	180.6
Long-term debt	2,295.3
Other liabilities	679.1

Total liabilities	3,155.0
Stockholders’ equity:
Preferred stock, $0.01 par value; 0 shares authorized, issued and outstanding at June 30, 2012	—
Common stock, $0.01 par value; 200.0 shares authorized at June 30, 2012, 109.7 issued and outstanding as of June 30, 2012	1.1
Additional paid-in capital	1,103.9
Accumulated deficit	(12.0)
Accumulated other comprehensive loss	(7.6)

Total TransUnion Holding Company, Inc. stockholders’ equity	1,085.4
Noncontrolling interests	28.6

Total stockholders’ equity	1,114.0

Total liabilities and stockholders’ equity	$4,269.0

See accompanying notes to unaudited consolidated financial statements.

TRANSUNION HOLDING COMPANY, INC. AND SUBSIDIARIES

Unaudited Consolidated Statements of Income

(in millions)

	Three Months Ended June 30, 2012	From the Date of Inception Through June 30, 2012
Revenue	$190.9	$190.9
Operating expenses
Cost of services (exclusive of depreciation and amortization below)	74.6	74.6
Selling, general and administrative	50.8	50.8
Depreciation and amortization	29.0	29.0

Total operating expenses	154.4	154.4
Operating income	36.5	36.5
Non-operating income and expense
Interest expense	(33.3)	(34.8)
Interest income	0.1	0.1
Other income and expense, net	(7.8)	(14.8)

Total non-operating income and expense	(41.0)	(49.5)
Loss from continuing operations before income taxes	(4.5)	(13.0)
Benefit for income taxes	2.2	2.2

Net loss	(2.3)	(10.8)
Less: net income attributable to noncontrolling interests	(1.2)	(1.2)

Net loss attributable to TransUnion Holding Company, Inc.	$(3.5)	$(12.0)

See accompanying notes to unaudited consolidated financial statements.

TRANSUNION HOLDING COMPANY, INC. AND SUBSIDIARIES

Unaudited Statement of Comprehensive Income

(in millions)

	Three Months Ended June 30, 2012	From the Date of Inception Through June 30, 2012
Net loss	$(2.3)	$(10.8)
Other comprehensive income (loss), net of tax
Foreign currency translation adjustment	(6.4)	(6.4)
Net unrealized loss on hedges	(2.0)	(2.0)

Total other comprehensive income (loss), net of tax	(8.4)	(8.4)
Comprehensive loss	(10.7)	(19.2)
Less: comprehensive income attributable to noncontrolling interests	(0.4)	(0.4)

Comprehensive income (loss) attributable to TransUnion Holding Company, Inc.	$(11.1)	$(19.6)

See accompanying notes to unaudited consolidated financial statements.

TRANSUNION HOLDING COMPANY, INC. AND SUBSIDIARIES

Unaudited Statement of Cash Flows

(in millions)

From the Date of Inception Through June 30, 2012
Cash flows from operating activities:
Net loss	$(10.8)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	29.0
Equity in net income of affiliates, net of dividends	3.8
Deferred taxes	(6.1)
Amortization of senior notes premium	(2.6)
Deferred financing fees	0.5
Stock-based payments	0.4
Provision for losses on trade accounts receivable	0.1
Other	0.2
Changes in assets and liabilities:
Trade accounts receivable	(9.1)
Other current and long-term assets	(79.4)
Trade accounts payable	(5.2)
Other current and long-term liabilities	(5.4)

Cash used in operating activities	(84.6)
Cash flows from investing activities:
Capital expenditures for property and equipment	(7.4)
Investments in trading securities	(0.1)
Acquisition of TransUnion Corp., net of cash acquired	(1,485.9)
Other acquisitions and purchases of noncontrolling interests, net of cash acquired	(10.5)

Cash used in investing activities	(1,503.9)
Cash flows from financing activities:
Proceeds from senior unsecured PIK toggle private placement notes	600.0
Repayments of debt	(2.4)
Debt financing fees	(16.3)
Proceeds from issuance of common stock	1,094.2
Other	(0.2)

Cash provided by financing activities	1,675.3
Effect of exchange rate changes on cash and cash equivalents	(0.8)

Net change in cash and cash equivalents	86.0
Cash and cash equivalents, beginning of period	—

Cash and cash equivalents, end of period	$86.0

See accompanying notes to audited financial statements.

TRANSUNION HOLDING COMPANY, INC. AND SUBSIDIARIES

Unaudited Statement of Stockholders’ Equity

(in millions)

	Common Stock		Paid-In Capital	Treasury Stock	Accumulated Deficit	Accumulated Other Comp Income (Loss)	Non-controlling Interests	Total
	Shares	Amount
Balance, February 15, 2012 (inception)	—	$—	$—	$—	$—	$—	$—	$—
Net loss					(12.0)		1.2	(10.8)
Other comprehensive loss						(7.6)	(0.8)	(8.4)
Stock-based payments			0.4					0.4
Acquisition of noncontrolling interests in Trans Union Corp.							26.6	26.6
Distributions to noncontrolling interests							(0.3)	(0.3)
Acquisition of Africa subsidiary							1.9	1.9
Issuance of stock	109.7	1.1	1,103.5					1,104.6

Balance, June 30, 2012	109.7	$1.1	$1,103.9	$—	$(12.0)	$(7.6)	$28.6	$1,114.0

See accompanying notes to unaudited financial statements.

TRANSUNION HOLDING COMPANY, INC.

Notes to Unaudited Financial Statements

1. Summary of Significant Accounting Policies

As used herein, the terms “TransUnion,” the “Company,” “we,” “our”, “us” and “its” refer to TransUnion Holding Company, Inc., a Delaware corporation, and its consolidated subsidiaries as a combined entity, except where it is clear that the terms mean only TransUnion Holding Company, Inc. Also as used herein, the term “TransUnion Holding” refers soley to TransUnion Holding Company, Inc.

Acquisition of TransUnion Corp.

The Company was formed by affiliates of Advent International Corporation (“Advent”) and GS Capital Partners (“GSCP”) on February 15, 2012 as a vehicle to acquire 100% of the outstanding common stock of TransUnion Corp. The acquisition was completed on April 30, 2012 and as a result, TransUnion Corp. became a wholly-owned subsidiary of the Company.

The acquisition was accounted for using the acquisition method of accounting in accordance with Accounting Standards Codification (“ASC”) 805, Business Combinations. The guidance prescribes that the basis of the assets acquired and liabilities assumed be recorded at fair value to reflect the purchase price. See Note 2, “Acquisition of TransUnion Corp.,” for additional information.

These unaudited consolidated financial statements should be read in conjunction with the audited financial statements and accompanying notes of TransUnion Holding Company, Inc. for the period ended March 31, 2012, the audited consolidated financial statements and accompanying notes of TransUnion Corp. for the year ended December 31, 2011, and the unaudited consolidated financial statements and accompanying notes of TransUnion Corp. for the six months ended June 30, 2012, included elsewhere in this prospectus.

Basis of Presentation

The accompanying unaudited consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) for interim financial information. In the opinion of management, all adjustments, including normal recurring adjustments, considered necessary for a fair presentation have been included.

Principles of consolidation

Our consolidated financial statements include the accounts of TransUnion Holding and all majority-owned or controlled subsidiaries. Investments in unconsolidated entities in which we have at least a 20% ownership interest, or are able to exercise significant influence, are accounted for using the equity method. Nonmarketable investments in unconsolidated entities in which we have less than a 20% ownership interest, or are not able to exercise significant influence, are accounted for using the cost method and periodically reviewed for impairment. All significant intercompany transactions and balances have been eliminated.

During the period from February 15, 2012, the date of inception, through April 30, 2012, there was minimal activity in TransUnion Holding. The company did not earn any revenue or incur any operating expenses during this period. The Company did raise $600 million of private placement debt in anticipation of the acquisition of TransUnion Corp. and incurred interest expense related to this debt, including amortization of deferred financing fees. The Company also incurred and expensed certain acquisition-related costs during this period. The accompanying unaudited consolidated financial statements reflect the activity of the Company from the date of inception through June 30, 2012, including the activity of TransUnion Corp. and its consolidated subsidiaries subsequent to April 30, 2012.

Subsequent events

Events and transactions occurring through August 31, 2012, the date of issuance of the financial statements, have been evaluated by management, and when appropriate, recognized or disclosed in the financial statements or notes to the financial statements.

Recently adopted accounting pronouncements

In June 2011, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2011-05, Comprehensive Income—Presentation of Comprehensive Income. The objective of ASU 2011-05 is to improve the comparability, consistency, and transparency of financial reporting and to increase the prominence of items reported in other comprehensive income. This ASU requires companies to present items of net income, other comprehensive income and total comprehensive income in one continuous statement or two separate but consecutive statements. In December 2011, ASU 2011-05 was modified by the issuance of ASU No. 2011-12, Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05. This update deferred certain paragraphs of ASU 2011-05 that would require reclassifications of items from other comprehensive income to net income by component of net income and by component of other comprehensive income on the face of the financial statements. The changes in these updates are required to be applied retrospectively and are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. The Company adopted these standards effective on the date of inception, and presents comprehensive income in a separate statement following the statement of income.

In September 2011, the FASB issued ASU No. 2011-08, Intangibles—Goodwill and Other—Testing Goodwill for Impairment. The objective of ASU 2011-08 is to simplify how entities test goodwill for impairment. Under the new requirements, the Company will have the option to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If the Company determines it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, further quantitative testing is not required. The changes in this update are effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. The Company adopted this standard effective on the date of inception, and does not expect the adoption of this standard to have a material effect on its consolidated financial statements.

Use of estimates

The preparation of financial statements and related disclosures in accordance with GAAP requires management to make estimates and judgments that affect the amounts reported. We believe that the estimates used in preparation of the accompanying financial statements are reasonable, based upon information available to management at this time. These estimates and judgments affect the reported amounts of assets, liabilities and disclosure of contingent assets and liabilities at the balance sheet date, as well as the amounts of expense during the reporting period. Estimates are inherently uncertain and actual results could differ materially from the estimated amounts.

2. 2012 Change in Control Transaction

On April 30, 2012, pursuant to the Merger Agreement, TransUnion Holding acquired 100% of the outstanding stock of TransUnion Corp. Pursuant to the Merger Agreement, the aggregate purchase price for the outstanding common stock of TransUnion Corp. was $1,592.7 million plus the assumption of existing debt. In connection with the acquisition, all existing stockholders of TransUnion Corp. received cash consideration for their shares and all existing option holders received cash consideration based on the value of their options. Certain members of management continue to hold equity interests in the form of TransUnion Holding common stock. To partially fund the acquisition, TransUnion Holding raised $600 million of new debt in the form of senior unsecured PIK toggle private placement notes at a rate of 9.625%/10.375%, due June 15, 2018. TransUnion Corp. also increased the revolving commitment amount under the senior secured revolving credit facility by $10.0, from $200.0 million to $210.0 million, and extended the maturity date of $155.0 million of the revolving commitment to February 10, 2017. We refer to these transactions collectively as the 2012 Change in Control Transaction. TransUnion Holding is owned 49.5% by affiliates of Advent, 49.5% by affiliates of GSCP and 1% by members of management.

Purchase Price Allocation

The allocation of the purchase price to the identifiable assets acquired and liabilities assumed is preliminary pending final review of the valuation of certain intangible assets, which we expect to complete by December 31, 2012. The preliminary fair value of the assets acquired and the liabilities assumed as of April 30, 2012, consisted of the following:

(in millions)	Fair Value
Property and equipment	$112.8
Identifiable intangible assets	1,994.2
Goodwill(1)	1,708.2
All other assets	462.9

Total assets acquired	$4,278.1
Existing debt (including fair value adjustment)	(1,710.8)
All other liabilities	(948.0)
Noncontrolling interests	(26.6)

Net assets of acquired company	$1,592.7

(1)	For tax purposes, $129.7 million of goodwill is tax deductible.

The excess of the purchase price over the preliminary fair value of the net tangible and identifiable intangible assets acquired and liabilities assumed was recorded as goodwill. The purchase price of TransUnion Corp. exceeded the fair value of the net assets acquired primarily due to growth opportunities and operational efficiencies.

Identifiable Intangible Assets

The preliminary fair value of identifiable intangible assets acquired was based on management’s best estimate of fair value. The preliminary fair values of the intangible assets acquired consisted of the following:

(in millions)	Fair Value	Estimated Useful Life
Database and credit files	$780.0	15 years
Technology software	342.6	7 years
Trademarks, copyrights and patents	545.0	40 years
Customer relationships	308.9	20 years
Other	17.7	3 years

Total identifiable intangible assets	$1,994.2

The weighted-average useful life of identifiable intangible assets is approximately 21.1 years.

Acquisition Costs

The Company incurred $15.4 million of acquisition-related costs, including investment banker fees, legal fees, due diligence and other external costs recorded in other income and expense. Of this total, $15.2 million was incurred by TransUnion Holding with the remainder incurred by TransUnion Corp. after the date of acquisition. TransUnion Corp. also incurred $20.9 of acquisition-related costs and $2.7 million of loan fees for a bridge loan prior to the date of acquisition. All costs incurred by TransUnion Corp. prior to the date of acquisition are not reflected in the Company’s consolidated results of operations.

3. Marketable Securities

Marketable securities at June 30, 2012, consisted of the following:

(in millions)	June 30, 2012
Trading securities	$10.6

Trading securities are carried at fair market value with unrealized gains and losses included in net income. These securities relate to a nonqualified deferred compensation plan held in trust for the benefit of plan participants. There were no significant realized or unrealized gains or losses for these securities for the period presented.

4. Fair Value

The following table summarizes financial instruments measured at fair value, on a recurring basis, as of June 30, 2012:

(in millions)	Total	Level 1	Level 2	Level 3
Trading securities	$10.6	$10.6	$—	$—
Interest rate swaps	(3.3)	—	(3.3)	—

Total financial instruments at fair value	$7.3	$10.6	$(3.3)	$—

Level 1 investments, which use quoted market prices in active markets for identical assets to establish fair value, consist of exchange-traded mutual funds and publicly traded equity investments valued at their current market prices. Level 2 investments consist of interest rate swaps that are further discussed in Note 12, “Debt.” We determined the fair value of the interest rate swaps using standard valuation models with market-based observable inputs including forward and spot exchange rates and interest rate curves. At June 30, 2012, we did not have any investments valued using Level 3 inputs.

5. Other Current Assets

Other current assets at June 30, 2012, consisted of the following:

(in millions)	June 30, 2012
Deferred income tax assets	$45.4
Prepaid expense	34.8
Income taxes receivable	3.3
Deferred financing fees	2.0
Other	2.7

Total other current assets	$88.2

Deferred income tax assets consist primarily of a tax loss carryforward resulting from the costs incurred in connection with the 2012 Change in Control Transaction. Prepaid expenses consist primarily of prepaid maintenance and licenses for our data center equipment and prepaid insurance.

6. Property, Plant and Equipment

Property, plant and equipment at June 30, 2012, consisted of the following:

(in millions)	June 30, 2012
Purchased software	$19.3
Computer equipment and furniture	54.9
Building and building improvements	41.4
Land	3.2

Total cost of property, plant and equipment	118.8
Less: accumulated depreciation	(5.1)

Total property, plant and equipment, net of accumulated depreciation	$113.7

7. Goodwill

As a result of the 2012 Change in Control Transaction, the excess of the purchase price over the preliminary fair value of the net tangible and identifiable intangible assets acquired was recorded as goodwill. See Note 2, “2012 Change in Control Transaction.”

Goodwill allocated to our segments on the date of acquisition, April 30, 2012, and changes in the carrying amount of goodwill during the two months ended June 30, 2012, consisted of the following:

(in millions)	USIS	International	Interactive	Total
Purchase price allocation on April 30, 2012	1,068.4	485.3	154.5	1,708.2
Other acquisitions	—	13.0	—	13.0
Foreign exchange rate adjustment	—	(4.9)	—	(4.9)

Balance, June 30, 2012	$1,068.4	$493.4	$154.5	$1,716.3

8. Intangible Assets

As a result of the 2012 Change in Control Transaction, all acquired intangible assets were recorded at fair value. See Note 2, “2012 Change in Control Transaction.”

Intangible assets at June 30, 2012, consisted of the following:

	June 30, 2012
(in millions)	Gross	Accumulated Amortization	Net
Database and credit files	$778.8	$(8.7)	$770.1
Internally developed software	345.5	(8.2)	337.3
Customer relationships	307.9	(2.6)	305.3
Trademarks, copyrights and patents	545.4	(2.0)	543.4
Noncompete and other agreements	16.9	(0.9)	16.0

Total intangible assets	$1,994.5	$(22.4)	$1,972.1

9. Other Assets

Other assets at June 30, 2012, consisted of the following:

(in millions)	June 30, 2012
Investments in affiliated companies	$88.8
Deferred financing fees	14.0
Deposits	8.6
Other	0.8

Total other assets	$112.2

Investments in affiliated companies consist of our investments in non-consolidated domestic and foreign entities. These entities offer services similar to ours, such as credit reporting, credit scoring and credit monitoring services.

10. Other Current Liabilities

Other current liabilities at June 30, 2012, consisted of the following:

(in millions)	June 30, 2012
Accrued payroll	$46.9
Accrued interest	19.7
Deferred revenue	7.8
Accrued employee benefits	7.3
Accrued liabilities	5.8
Other	10.6

Total other current liabilities	$98.1

Accrued payroll consists of bonuses accrued throughout the year and generally paid in the first quarter of the following year, and wages accruing since the last payroll date.

11. Other liabilities

Other liabilities at June 30, 2012, consisted of the following:

(in millions)	June 30, 2012
Deferred income taxes	$660.5
Retirement benefits	9.9
Unrecognized tax benefits	4.6
Other	4.1

Total other liabilities	$679.1

Deferred income taxes consist primarily of the liability resulting from purchase accounting fair value adjustments of assets acquired and liabilities assume for financial statement purposes but not for tax purposes due to the 2012 Change in Control Transaction, and taxes accrued under ASC 740-30 on unremitted foreign earnings as further discussed in Note 13, “Income Taxes.”

12. Debt

Debt outstanding at June 30, 2012, consisted of the following:

(in millions)	June 30, 2012
Senior secured term loan, payable in quarterly installments through February 10, 2018, including variable interest (5.50% at June 30, 2012) at LIBOR or alternate base rate, plus applicable margin	$938.1
Senior secured revolving line of credit, due on February 10, 2017, variable interest (5.11% weighted average at June 30, 2012) at LIBOR or alternate base rate, plus applicable margin	—
Senior notes, principal due June 15, 2018, semi-annual interest payments, 11.375% fixed interest per annum, including unamortized fair value adjustment of $121.6	766.6
Senior unsecured PIK toggle private placement notes, principal due June 15, 2018, semi-annual interest payments, 9.625% fixed interest per annum	600.0
Note payable for 2011 acquisition, payable in annual installments through April 15, 2013, excluding imputed interest of 10.0%	0.9
Capital lease obligations	0.2

Total debt	$2,305.8
Less short-term debt and current maturities	(10.5)

Total long-term debt	$2,295.3

Senior secured credit facility

In connection with the 2010 Change in Control Transaction discussed in Note 2, “Change in Control,” of TransUnion Corp.’s year end December 31, 2011, audited financial statements included elsewhere in this prospectus, on June 15, 2010, the Trans Union LLC entered into a senior secured credit facility with various lenders. On February 10, 2011, we amended and restated the senior secured credit facility to borrow new funds under a new senior secured term loan and replace the senior secured revolving line of credit.

Effective upon the acquisition of TransUnion Corp. by TransUnion Holding as described in Note 2, “2012 Change in Control,” the senior secured credit facility was further amended to increase the applicable margin on the term loan and revolving line of credit borrowings by 75 basis points and 50 basis points, respectively. In addition, the amendment increased the capacity and extended the term on a portion of the revolving line of credit.

This credit facility consists of a seven-year $950.0 million senior secured term loan and a $210.0 million senior secured revolving line of credit. Interest rates on the borrowings are based on the London Interbank Offered Rate (“LIBOR”) unless otherwise elected. The term loan is subject to a floor of 1.50% plus an applicable margin of 4.00%. The revolving line of credit has three tranches subject to floors of 1.50% to 1.75%, plus applicable margins of 3.00% to 5.00, depending on the tranche and the senior secured net leverage ratio. There is a 0.5% annual commitment fee payable quarterly based on the undrawn portion of the revolving line of credit. With certain exceptions, the obligations are secured by a first-priority security interest in substantially all of the assets of Trans Union LLC, including its investment in subsidiaries. The credit facility contains various restrictions and nonfinancial covenants, along with a senior secured net leverage ratio test that only applies to periods in which there are outstanding amounts drawn on the revolving line of credit. The nonfinancial covenants include restrictions on dividends, investments, dispositions, future borrowings and other specified payments, as well as additional reporting and disclosure requirements. The credit facility restrictions and covenants exclude any impact of the purchase accounting fair value adjustments or the increased amortization expense resulting from the 2012 Change in Control Transaction. We are in compliance with all of the loan covenants.

Under the term loan, Trans Union LLC is required to make principal payments of 0.25% of the original principal balance at the end of each quarter, with the remaining principal balance due February 10, 2018. We will also be required to make additional principal payments beginning in 2013 based on excess cash flows of the prior year. Depending on the senior secured net leverage ratio for the year, a principal payment of between zero and fifty percent of the excess cash flows will be due the following year. Under the revolving line of credit, the first $25.0 million commitment expires June 15, 2015, the next $30.0 million commitment expires February 10, 2016, and the remaining $155.0 million commitment expires on February 10, 2017. We did not repay or borrow any funds under our revolving line of credit during the first six months of 2012.

Total interest expense on these loans from May 1, 2012, the date of acquisition, through June 30, 2012, was $8.8 million. Other expense from May 1, 2012 through June 30, 2012, included $0.2 million of unused revolving line of credit fees.

On April 30, 2012, Trans Union LLC entered into swap agreements that will effectively fix the interest payments on a portion of the term loan at 2.033%, plus the applicable margin, beginning March 28, 2013. Under the swap agreements, which we have designated as cash flow hedges, we pay a fixed rate of interest of 2.033% and receive a variable rate of interest equal to the greater of 1.50% or the 3-month LIBOR. The net amount to be paid or received will be recorded as an adjustment to interest expense. The change in fair value of the swap instrument is recorded in accumulated other comprehensive income (loss), net of tax, in the consolidated statements of comprehensive income to the extent the hedge is effective, and in other income and expense in the consolidated statements of income to the extent the hedge is ineffective. The total notional amount of the swaps at June 30, 2012 was $500 million and is scheduled to decrease as scheduled principal payments are made on the term loan. The total fair value of the swap instruments as of June 30, 2012, was a liability of $3.3 million and was included in other liabilities on our consolidated balance sheet. The net of tax unrealized loss on the swap instruments as of June 30, 2012, of $2.0 million was included in accumulated other comprehensive income (loss). Through June 30, 2012, there were no gains or losses related to hedge ineffectiveness. If we elect a non-LIBOR interest rate on our term loan, or if we pay down our term loan below the notional amount of the swaps, the resulting ineffectiveness would be reclassified from accumulated other comprehensive income on our consolidated balance sheet to other income and expense on our consolidated statement of income. The cash flows on the hedge instrument begin on June 28, 2013. We do not expect to elect a non-LIBOR loan or to pay down our term loan below the notional amount of the swaps in the next 12 months.

Senior notes

In connection with the 2010 Change in Control Transaction, on June 15, 2010, Trans Union LLC and its wholly-owned subsidiary TransUnion Financing Corporation, issued $645.0 million of senior notes to certain private investors. The senior notes mature on June 15, 2018, and accrue interest at a fixed rate of 11.375% per annum, payable semi-annually. Pursuant to a registration rights agreement, these senior notes have been registered with the SEC. The indenture governing the senior notes contains nonfinancial covenants that include restrictions on dividends, investments, dispositions, future borrowings and other specified payments, as well as additional reporting and disclosure requirements. The senior notes covenants exclude any impact of the purchase accounting fair value adjustments or the increased amortization expense resulting from the 2012 Change in Control Transaction. We are in compliance with all covenants under the indenture. As a result of the 2012 Change in Control Transaction, a purchase accounting fair value adjustment increase of $124.2 million was allocated to the senior notes on May 1, 2012.

Total interest expense on the senior notes from May 1, 2012 through June 30, 2012, was $9.6 million, which included a reduction to interest expense of $2.6 million for the amortization of the purchase accounting fair value adjustment.

Senior unsecured PIK toggle notes

In connection with the acquisition of TransUnion Corp., TransUnion Holding issued $600.0 million of senior unsecured PIK toggle private placement notes (the “Notes”) to certain private investors on March 21, 2012. The Notes mature on June 15, 2018, and accrue interest at a fixed rate of 9.625% per annum with respect to cash interest, and 10.375% per annum with respect to any PIK interest, payable semi-annually on March 1 and September 1.

TransUnion Holding is required to pay interest on the Notes in cash unless certain conditions described in the indenture governing the Notes are satisfied, in which case the Company will be entitled to pay interest for such period by increasing the principal amount of the Notes or by issuing new notes (such increase being referred to as “PIK,” or paid-in-kind interest) to the extent described in the indenture.

In connection with the issuance of the Notes, we entered into a registration rights agreement that requires us to exchange the Notes by March 2013 for an equal amount of freely transferable notes with substantially identical terms registered with the SEC.

The indenture governing the Notes contains nonfinancial covenants that include restrictions on our ability to pay dividends or distributions, repurchase equity, prepay junior debt, make certain investments, incur additional debt, issue certain stock, incur liens on property, merge, consolidate or sell certain assets, enter into transactions with affiliates, and allow to exist certain restrictions on the ability of subsidiaries to pay dividends or make other payments to the Company. We are in compliance with all covenants under the indenture.

Total interest expense for the Notes through June 30, 2012, was $16.4 million, which included $0.5 million of deferred financing fees that were amortized as additional interest expense.

Note Payable for 2011 acquisition of noncontrolling interests

On April 15, 2011, a subsidiary of TransUnion Corp. acquired the remaining 20% ownership interest in our South Africa subsidiary, TransUnion Analytic and Decision Services (Proprietary) Limited, from the noncontrolling shareholders. In connection with this acquisition, the subsidiary issued a note to the sellers for $2.0 million. The note is an unsecured, non-interest bearing note, discounted by $0.2 million for imputed interest, due in annual installments of $1.0 million on April 15, 2012, and April 15, 2013. Interest expense is calculated under the effective interest method using an imputed interest rate of 10.0%. Total interest expense on this note for the six months ended June 30, 2012, was less than $0.1 million.

13. Income Taxes

Effective January 1, 2012, the look-through rule under subpart F of the U.S. Internal Revenue Code expired. The subpart F provisions can require U.S. corporate shareholders to recognize current U.S. taxable income from passive income at foreign subsidiaries, such as dividends received, regardless of whether that income is further remitted to the U.S. The look-through rule had provided an exception to this recognition for subsidiary passive income attributable to an active business.

The tax deductible transaction costs incurred in connection with the 2012 Change in Control Transaction significantly limited the amount of foreign tax credits available to offset our tax expense, including the tax on unremitted foreign earnings. For the 2012 Change in Control Transaction, there were transaction costs incurred that were expensed for GAAP accounting purposes under ASC 805, but considered non-deductible for tax purposes.

For the three months ended June 30, 2012, we reported a loss from continuing operations before income taxes. The effective tax benefit rate for this period of 48.9% was higher than the U.S. federal statutory rate of 35.0% primarily due to the reversal of a valuation allowance that TransUnion Holding had previously established in the first quarter on its net operating loss carryforward, partially offset by the expiration of the look-through rule. The valuation allowance was reversed due to the acquisition of TransUnion Corp. and the ability to use the loss carryforward against TransUnion Corp.’s future taxable income.

For the period from inception through June 30, 2012, we also reported a loss from continuing operations before income taxes. The effective tax benefit rate for this period of 16.9% was lower than the U.S. federal statutory rate of 35.0% primarily due to the expiration of the look-through rule and the non-deductible transaction costs.

As a result of the 2012 Change in Control Transaction, the $600 million in new debt raised and the increased debt service requirements relating to that new debt, the Company does not assert under ASC 740-30 that the unremitted foreign earnings accumulated as of April 30, 2012, will remain offshore. As part of purchase accounting, the Company recorded a deferred tax liability for the full U.S. tax cost, net of related foreign tax credits, associated with remitting these earnings back to the U.S.

The total amount of unrecognized tax benefits as of June 30, 2012, was $4.6 million, which would affect the effective tax rate, if recognized. The accrued interest payable for taxes as of June 30, 2012, was $0.4 million. There was no significant liability for tax penalties as of June 30, 2012. We are regularly audited by federal, state and foreign taxing authorities. Given the uncertainties inherent in the audit process, it is reasonably possible that certain audits could result in a significant increase or decrease in the total amounts of unrecognized tax benefits.

14. Operating Segments

Operating segments are businesses for which separate financial information is available and evaluated regularly by the chief operating decision-maker in deciding how to allocate resources. This segment financial information is reported on the basis that is used for the internal evaluation of operating performance. The accounting policies of the segments are the same as described in Note 1, “Significant Accounting and Reporting Policies,” of TransUnion Corp.’s audited financial statements for 2011 included elsewhere in this prospectus.

We evaluate the performance of segments based on revenue and operating income. Intersegment sales and transfers have been eliminated and were not material.

The following is a more detailed description of the three operating segments and the Corporate unit, which provides support services to each operating segment:

U.S. Information Services

U.S. Information Services (“USIS”) provides consumer reports, credit scores, verification services, analytical services and decisioning technology to businesses in the United States through both direct and indirect channels. These services are offered to customers in the financial services, insurance, healthcare and other markets. These business customers use our products and services to acquire new customers, identify cross-selling opportunities, measure and manage debt portfolio risk, collect debt, and manage fraud. This segment also provides mandated consumer services, including dispute investigations, free annual credit reports and other requirements of the United States Fair Credit Reporting Act (“FCRA”), the Fair and Accurate Credit Transactions Act of 2003 (“FACTA”), and other credit-related legislation.

International

The International segment provides services similar to our USIS segment to business customers outside the United States and automotive information and commercial data to customers in select geographies. Depending on the maturity of the credit economy in each location, services may include credit reports, analytical and decision services, and risk management services. These services are offered to customers in a number of industries, including financial services, insurance, automotive, collections and communications, and are delivered through both direct and indirect channels. The International segment also provides consumer services similar to those offered in our Interactive segment, such as credit reports, credit scores and credit monitoring services. The two market groups in the International segment are developed markets, which includes Canada, Hong Kong and Puerto Rico, and emerging markets, which includes South Africa, Mexico, Brazil, the Dominican Republic, India and other emerging markets.

Interactive

Interactive provides services to consumers, including credit reports, scores and credit and identity monitoring services, primarily through the internet. The majority of revenue is derived from subscribers who pay a monthly fee for access to their credit report and score, and for alerts related to changes in their credit reports.

Corporate

Corporate provides shared services for the Company and conducts enterprise functions. Certain costs incurred in Corporate that are not directly attributable to one or more of the operating segments remain in Corporate. These costs are typically for enterprise-level functions and are primarily administrative in nature.

Selected segment financial information from May 1, 2012, the date of acquisition, through June 30, 2012, consisted of the following:

(in millions)	Revenue	Operating income (loss)
U.S. Information Services	$123.2	$33.2
International	37.5	3.1
Interactive	30.2	11.1
Corporate	—	(10.9)

Total	$190.9	$36.5

A reconciliation of operating income to income (loss) from continuing operations before income tax for the three months ended June 30, 2012 and from the date of inception through June 30, 2012 was as follows:

(in millions)	Three Months Ended June 30, 2012	Date of Inception Through June 30, 2012
Operating income from segments	$36.5	$36.5
Non-operating income and expense	(41.0)	(49.5)

Loss from continuing operations before income taxes	$(4.5)	$(13.0)

Other income and expense, net, included earnings from equity method investments held by TransUnion Corp. from May 1, 2012, the date of acquisition, through June 30, 2012, was as follows:

(in millions)	Earnings From Equity Method Investments
U.S. Information Services	$0.3
International	2.1
Interactive	—

Total	$2.4

15. Contingencies

Litigation

Due to the nature of our businesses, claims against us will occur in the ordinary course of business. Some of these claims are, or purport to be, class actions that seek substantial damage amounts, including punitive damages. Claimants may seek modifications of business practices, financial incentives or replacement of products or services. We regularly review all claims to determine whether a loss is probable and, if probable, whether the loss can be reasonably estimated. If a loss is probable and can be reasonably estimated, an appropriate reserve is accrued, taking into consideration legal positions, contractual obligations and applicable insurance coverages, and included in other current liabilities. We believe that the reserves established for pending or threatened claims are appropriate based on the facts currently known. Due to the uncertainties inherent in the investigation and resolution of a claim, however, additional losses may be incurred that could materially affect our financial results. Legal fees for ongoing litigation are considered a period cost and are expensed as incurred. See “Legal Proceedings” appearing elsewhere in this prospectus for additional information.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

TransUnion Corp.

We have audited the accompanying consolidated balance sheets of TransUnion Corp. and Subsidiaries (the Company) as of December 31, 2011 and 2010, and the related consolidated statements of income, comprehensive income, stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2011. Our audits also included the financial statement schedule listed in the Index at Item 15 to the consolidated financial statements. These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of TransUnion Corp. and Subsidiaries at December 31, 2011 and 2010, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ Ernst & Young LLP

Chicago, Illinois

February 17, 2012

except for Note 1 regarding the inclusion of the statement of comprehensive income, as to which the date is July 31, 2012

TRANSUNION CORP. AND SUBSIDIARIES

Consolidated Balance Sheets

(in millions, except per share data)

	December 31, 2011	December 31, 2010
Assets
Current assets:
Cash and cash equivalents	$107.8	$131.2
Trade accounts receivable, net of allowance of $1.2 and $1.7	139.4	132.6
Other current assets	55.4	50.0
Current assets of discontinued operations	0.1	0.6

Total current assets	302.7	314.4
Property, plant and equipment, net of accumulated depreciation and amortization of $490.7 and $429.0	202.4	186.1
Other marketable securities	10.3	19.3
Goodwill	275.2	223.7
Other intangibles, net	137.4	117.9
Other assets	77.8	92.8

Total assets	$1,005.8	$954.2

Liabilities and stockholders’ equity
Current liabilities:
Trade accounts payable	$75.1	$65.8
Current portion of long-term debt	21.8	15.1
Other current liabilities	100.2	103.4
Current liabilities of discontinued operations	0.4	2.0

Total current liabilities	197.5	186.3
Long-term debt	1,579.4	1,590.9
Other liabilities	53.3	39.0

Total liabilities	1,830.2	1,816.2

Stockholders’ equity:
Preferred stock, $0.01 par value; 20.0 shares authorized; no shares issued or outstanding	—	—
Common stock, $0.01 par value; 180.0 shares authorized, 29.8 and 29.8 shares issued at December 31, 2011 and December 31, 2010, respectively; 29.8 and 29.8 shares outstanding as of December 31, 2011 and December 31, 2010, respectively	0.3	0.3
Additional paid-in capital	893.9	893.5
Treasury stock at cost; less than 0.1 shares at December 31, 2011 and 0 at December 31, 2010	(0.2)	—
Retained earnings	(1,739.0)	(1,780.6)
Accumulated other comprehensive income (loss)	(3.6)	9.3

Total TransUnion Corp. stockholders’ equity	(848.6)	(877.5)
Noncontrolling interests	24.2	15.5

Total stockholders’ equity	(824.4)	(862.0)

Total liabilities and stockholders’ equity	$1,005.8	$954.2

See accompanying notes to consolidated financial statements.

TRANSUNION CORP. AND SUBSIDIARIES

Consolidated Statements of Income

(in millions, except per share data)

	Twelve Months Ended December 31,
	2011	2010	2009
Revenue	$1,024.0	$956.5	$924.8
Operating expenses
Cost of services (exclusive of depreciation and amortization below)	421.5	395.8	404.2
Selling, general and administrative	264.5	263.0	234.6
Depreciation and amortization	85.3	81.6	81.6

Total operating expenses	771.3	740.4	720.4
Operating income	252.7	216.1	204.4
Non-operating income and expense
Interest expense	(126.4)	(90.1)	(4.0)
Interest income	0.7	1.0	4.0
Other income and expense, net	(59.9)	(44.0)	1.3

Total non-operating income and expense	(185.6)	(133.1)	1.3
Income from continuing operations before income taxes	67.1	83.0	205.7
Provision for income taxes	(17.8)	(46.3)	(73.4)

Income from continuing operations	49.3	36.7	132.3
Discontinued operations, net of tax	(0.5)	8.2	1.2

Net income	48.8	44.9	133.5
Less: net income attributable to noncontrolling interests	(8.0)	(8.3)	(8.1)

Net income attributable to TransUnion Corp.	$40.8	$36.6	$125.4

Basic earnings (loss) per common share:
Income from continuing operations attributable to TransUnion Corp. common stockholders	$1.39	$0.55	$1.13
Discontinued operations, net of tax	(0.02)	0.16	0.01
Net income attributable to TransUnion Corp. common stockholders	1.37	0.72	1.15
Diluted earnings (loss) per common share:
Income from continuing operations attributable to TransUnion Corp. common stockholders	$1.38	$0.55	$1.13
Discontinued operations, net of tax	(0.02)	0.16	0.01
Net income attributable to TransUnion Corp. common stockholders	1.36	0.71	1.14
Weighted average number of common shares:
Basic	29.8	51.1	109.5
Diluted	29.9	51.3	109.8

See accompanying notes to consolidated financial statements.

TRANSUNION CORP. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income

(in millions)

	Twelve Months Ended December 31,
	2011	2010	2009
Net income	$48.8	$44.9	$133.5
Other comprehensive income (loss), net of tax
Foreign currency translation adjustment	(14.5)	9.4	12.8
Net unrealized gain on securities	—	—	0.2
Net unrealized gain (loss) on hedges	—	(1.1)	1.1

Total other comprehensive income (loss), net of tax	(14.5)	8.3	14.1

Comprehensive income	34.3	53.2	147.6
Less: comprehensive income attributable to noncontrolling interests	(6.4)	(9.1)	(9.1)

Comprehensive income attributable to TransUnion Corp.	$27.9	$44.1	$138.5

See accompanying notes to consolidated financial statements.

TRANSUNION CORP. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

(in millions)

	Twelve Months Ended December 31,
	2011	2010	2009
Cash flows from operating activities:
Net income	$48.8	$44.9	$133.5
Less: income (loss) from discontinued operations, net of tax	(0.5)	8.2	1.2

Income from continuing operations	49.3	36.7	132.3
Adjustments to reconcile income from continuing operations to net cash provided by operating activities:
Depreciation and amortization	85.3	81.6	81.6
Loss on early extinguishment of debt	59.3	11.0	—
Stock-based incentive compensation	4.6	28.7	13.4
Deferred financing fees	4.2	17.1	0.5
Provision for losses on trade accounts receivable	1.9	1.5	2.0
Change in control transaction fees	—	27.7	—
Deferred taxes	(3.5)	12.7	8.8
Gain on sale or exchange of property	(0.3)	(3.8)	(0.2)
Other	(0.6)	(4.0)	(2.1)
Changes in assets and liabilities:
Trade accounts receivable	(11.6)	(12.6)	13.4
Other current and long-term assets	(3.3)	(2.1)	14.1
Trade accounts payable	14.9	9.0	(4.0)
Other current and long-term liabilities	4.3	1.1	(8.0)

Cash provided by operating activities of continuing operations	204.5	204.6	251.8
Cash used in operating activities of discontinued operations	(1.3)	(4.2)	(7.5)

Cash provided by operating activities	203.2	200.4	244.3
Cash flows from investing activities:
Capital expenditures for property and equipment	(74.0)	(46.8)	(56.3)
Investments in trading securities	(1.2)	(1.3)	(0.2)
Proceeds from sale of trading securities	9.9	1.3	0.7
Investments in available-for-sale securities	—	—	(8.4)
Proceeds from sale and redemption of investments in available-for-sale securities	0.2	114.4	29.7
Investments in held-to-maturity securities	(6.3)	—	(274.2)
Proceeds from held-to-maturity securities	6.3	4.9	275.0
Proceeds from sale of assets of discontinued operations	—	10.6	—
Acquisitions and purchases of noncontrolling interests, net of cash acquired	(105.2)	(14.0)	(101.3)
Acquisition related deposits	(8.6)	—	—
Other	(2.7)	1.3	0.3

Cash (used in) provided by investing activities	(181.6)	70.4	(134.7)

TRANSUNION CORP. AND SUBSIDIARIES

Consolidated Statements of Cash Flows—(Continued)

(in millions)

	Twelve Months Ended December 31,
	2011	2010	2009
Cash flows from financing activities:
Proceeds from senior secured credit facility	950.0	950.0	—
Extinguishment of senior secured credit facility	(945.2)	—	—
Prepayment fee on early extinguishment of senior secured credit facility	(9.5)	—	—
Proceeds from issuance of senior notes	—	645.0	—
Proceeds from RFC loan	—	16.7	—
Proceeds from revolving line of credit	—	15.0	—
Repayments of debt	(11.7)	(609.5)	(17.8)
Proceeds from secured line of credit	—	—	106.4
Proceeds from issuance of long-term debt	—	—	500.0
Treasury stock purchases	(0.2)	(5.4)	(907.2)
Distribution of merger consideration	(4.3)	(1,178.6)	—
Debt financing fees	(11.3)	(85.5)	(11.1)
Change in control transaction fees	—	(27.7)	—
Distributions to noncontrolling interests	(8.5)	(8.6)	(7.6)
Other	(0.5)	(1.9)	—

Cash used in financing activities	(41.2)	(290.5)	(337.3)
Effect of exchange rate changes on cash and cash equivalents	(3.8)	1.8	4.0

Net change in cash and cash equivalents	(23.4)	(17.9)	(223.7)
Cash and cash equivalents, beginning of period, including cash of discontinued operations of $11.6 in 2010 and $16.8 in 2009	131.2	149.1	372.8

Cash and cash equivalents, end of period, including cash of discontinued operations of $11.6 in 2009	$107.8	$131.2	$149.1

Noncash investing activities:
Nonmonetary exchange of property and equipment	$—	$4.4	$—
Note payable for acquisition of noncontrolling interests	1.8	—	—
Property and equipment acquired through capital lease obligations	0.3	—	—
Supplemental disclosure of cash flow information:
Cash paid during the year for:
Interest	$122.8	$80.9	$2.8
Income taxes, net of refunds	10.1	33.5	52.0

See accompanying notes to consolidated financial statements.

TRANSUNION CORP. AND SUBSIDIARIES

Consolidated Statements of Stockholders’ Equity

and Comprehensive Income

(in millions)

	Common Stock
	Shares	Amount	Paid-In Capital	Treasury Stock	Retained Earnings	Accumulated Other Comp Income	Non- Controlling Interests	Total
Balance, December 31, 2008	111.7	$1.3	$849.2	$(418.3)	$575.2	$(11.3)	$7.1	$1,003.2
Comprehensive income:
Net income					125.4		8.1	133.5
Other comprehensive income/(loss)						13.1	1.0	14.1

Total comprehensive income								147.6
Shares issued under stock-based incentive compensation plans	0.8		13.4					13.4
Distributions to noncontrolling interests							(7.6)	(7.6)
Treasury stock purchased	(34.8)			(907.2)				(907.2)

Balance, December 31, 2009	77.7	$1.3	$862.6	$(1,325.5)	$700.6	$1.8	$8.6	$249.4
Comprehensive income:
Net income					36.6		8.3	44.9
Other comprehensive income/(loss)						7.5	0.8	8.3

Total comprehensive income								53.2
Shares issued under stock-based incentive compensation plans	0.6		28.7					28.7
Tax benefits from stock-based incentive compensation plans			0.1					0.1
Acquisition of Chile subsidiary							6.5	6.5
Purchase of noncontrolling interests			(0.4)				(0.1)	(0.5)
Distributions to noncontrolling interests							(8.6)	(8.6)
Stockholder contribution			2.5					2.5
Treasury stock purchased	(0.3)			(5.4)				(5.4)
Retirement of treasury stock				1,330.9	(1,330.9)			—
Effects of merger transaction	(48.2)	(1.0)			(1,186.9)			(1,187.9)

Balance, December 31, 2010	29.8	$0.3	$893.5	$—	$(1,780.6)	$9.3	$15.5	$(862.0)
Comprehensive income:
Net income					40.8		8.0	48.8
Other comprehensive income/(loss)						(12.9)	(1.6)	(14.5)

Total comprehensive income								34.3
Stock-based incentive compensation expense			4.6					4.6
Issuance of stock			1.3					1.3
Purchase of noncontrolling interests			(5.6)				(0.3)	(5.9)
Exercise of stock options			0.1					0.1
Acquisition of Brazil subsidiary							10.8	10.8
Distributions to noncontrolling interests							(8.5)	(8.5)
Stockholder contribution							0.3	0.3
Treasury stock purchased				(0.2)				(0.2)
Effects of merger transaction					0.8			0.8

Balance, December 31, 2011	29.8	$0.3	$893.9	$(0.2)	$(1,739.0)	$(3.6)	$24.2	$(824.4)

See accompanying notes to consolidated financial statements.

TRANSUNION CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2011, 2010 and 2009

1. Significant Accounting and Reporting Policies

Description of Business

TransUnion develops, maintains and enhances a number of secured proprietary information databases to support our operations. These databases contain payment history, accounts receivable information, and other information such as bankruptcies, liens and judgments for consumers and businesses. We maintain reference databases of current consumer names, addresses and telephone numbers which are used for identity verification and fraud management solutions. We obtain this information from a variety of sources, including credit-granting institutions and public records. We build and maintain these databases using our proprietary information management systems, and make the data available to our customers through a variety of services. These services are offered to customers in a number of industries including financial services, insurance, collections and healthcare. We have operations in the United States, Africa, Canada and other international locations.

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”). Our consolidated financial statements reflect all adjustments which, in the opinion of management, are necessary for a fair presentation of the periods presented.

Subsequent Events

Events and transactions occurring through the date of issuance of the financial statements have been evaluated by management, and when appropriate, recognized or disclosed in the financial statements.

Principles of Consolidation

Our consolidated financial statements include the accounts of TransUnion Corp. and all majority-owned or controlled subsidiaries. Investments in unconsolidated entities in which we have at least a 20% ownership interest, or are able to exercise significant influence, are accounted for using the equity method. Nonmarketable investments in unconsolidated entities in which we have less than a 20% ownership interest, or are not able to exercise significant influence, are accounted for using the cost method and periodically reviewed for impairment. All significant intercompany transactions and balances have been eliminated.

Use of Estimates

The preparation of consolidated financial statements and related disclosures in accordance with GAAP requires management to make estimates and judgments that affect the amounts reported. We believe that the estimates used in preparation of the accompanying consolidated financial statements are reasonable, based upon information available to management at this time. These estimates and judgments affect the reported amounts of assets, liabilities and disclosure of contingent assets and liabilities at the balance sheet date, as well as the amounts of revenue and expense during the reporting period. Estimates are inherently uncertain and actual results could differ materially from the estimated amounts.

Segments

We manage our business and report our financial results in three operating segments: U.S. Information Services (“USIS”); International; and Interactive. We also report expenses for Corporate, which provides support services to each operating segment. Details of our segment results are discussed in Note 21, “Operating Segments.”

Revenue Recognition and Deferred Revenue

Revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the pricing is fixed or determinable and the collectability is reasonably assured. For multiple element arrangements, we separate deliverables into units of accounting and recognize revenue for each unit of accounting based on evidence of each unit’s relative selling price to the total arrangement consideration, assuming all other revenue recognition criteria have been met.

A significant portion of our revenue is derived from providing information services to our customers. This revenue is recognized when services are provided, assuming all criteria for revenue recognition are met. A smaller portion of our revenue relates to subscription-based contracts where a customer pays a predetermined fee for a predetermined, or unlimited, number of transactions or services during the subscription period. Revenue related to subscription-based contracts having a preset number of transactions is recognized as the services are provided, using an effective transaction rate as the actual transactions are completed. Any remaining revenue related to unfulfilled units is not recognized until the end of the related contract’s subscription period. Revenue related to subscription-based contracts having an unlimited volume is recognized straight line over the contract term. We also earn revenue for the development of decisioning or statistical models, which is recognized upon installation and acceptance of the model by the customer.

When we have a multiple element arrangement each deliverable is considered a separate unit of accounting to which we allocate revenue if the delivered item has stand-alone value to our customer. We allocate a portion of the contract value to each unit of accounting based on the relative selling price of each unit using the following hierarchy: 1) the price we sell the same unit for when we sell it separately; 2) the price another vendor would sell a generally interchangeable item; or 3) our best estimate of the stand-alone price. Certain subscription-based multiple element arrangements result in the deferral of revenue allocated to set up fees. For these arrangements, we defer the incremental direct costs incurred related to the set up in accordance with Accounting Standards Codification (“ASC”) 310-20, Receivables—Nonrefundable Fees and Other Costs, and amortize the fees over the contract term. Multiple element arrangements are not a significant source of revenue.

Deferred revenue generally consists of amounts billed in excess of revenue recognized for the sale of data services, subscriptions and set up fees. Deferred revenue is included in other current liabilities.

Costs of Services

Costs of services include data acquisition and royalty fees, personnel costs related to our databases and software applications, consumer and call center support costs, hardware and software maintenance costs, telecommunication expenses and occupancy costs associated with the facilities where these functions are performed. Cost of services included research and development costs of $7.8 million, $6.9 million and $7.6 million in 2011, 2010 and 2009, respectively.

Selling, General and Administrative Expenses

Selling, general and administrative expenses include personnel-related costs for sales, administrative and management employees, costs for professional and consulting services, advertising and occupancy and facilities expense of these functions. Advertising costs are expensed as incurred and totaled $32.8 million, $31.4 million and $26.5 million in 2011, 2010 and 2009, respectively.

Stock-Based Compensation

Compensation expense for all stock-based compensation awards is determined using the grant date fair value and includes an estimate for expected forfeitures. Expense is recognized on a straight-line basis over the requisite service period of the award, which is generally equal to the vesting period. The details of our stock-based compensation program are discussed in Note 16, “Stock-Based Compensation.”

Income Taxes

Deferred income tax assets and liabilities are determined based on the estimated future tax effects of temporary differences between the financial statement and tax basis of assets and liabilities, as measured by current enacted tax rates. The effect of a tax rate change on deferred tax assets and liabilities is recognized in operations in the period that includes the enactment date of the change. We periodically assess the recoverability of our deferred tax assets, and a valuation allowance is recorded against deferred tax assets if it is more likely than not that some portion of the deferred tax assets will not be realized. See Note 15, “Income Taxes,” for additional information.

Foreign Currency Translation

The functional currency for each of our foreign subsidiaries is generally that subsidiary’s local currency. We translate the assets and liabilities of foreign subsidiaries at the year-end exchange rate, and translate revenues and expenses at the monthly-average rates during the year. We record the resulting translation adjustment as a component of other comprehensive income in stockholders’ equity.

Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the results of operations as incurred. For 2011, 2010 and 2009, there were exchange rate losses of $2.8 million, $0.2 million and $0.5 million, respectively.

Cash and Cash Equivalents

We consider investments in highly liquid debt instruments with original maturities of three months or less to be cash equivalents.

Trade Accounts Receivable

Trade accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is based on our historical write-off experience, analysis of the aging of outstanding receivables, customer payment patterns and the establishment of specific reserves for customers in adverse financial condition or for existing contractual disputes. Adjustments to the allowance are recorded as a bad debt expense in selling, general and administrative expenses. Trade receivables are written off against the allowance when they are determined to be no longer collectible. We reassess the adequacy of the allowance for doubtful accounts each reporting period.

Long-Lived Assets

Property, Plant, Equipment and Intangibles

Property, plant and equipment is stated at cost and is depreciated primarily using the straight-line method over the estimated useful lives of the assets. Buildings and building improvements are generally depreciated over twenty years. Computer equipment and purchased software are depreciated over three to seven years. Leasehold improvements are depreciated over the shorter of the estimated useful life of the asset or the lease term. Other assets are depreciated over five to seven years. Intangibles, other than indefinite-lived intangibles, are amortized using the straight-line method over their economic life, generally three to twenty years. Assets to be disposed of are separately presented in the consolidated balance sheet and reported at the lower of the carrying amount or fair value, less costs to sell, and are no longer depreciated. See Note 5, “Property, Plant and Equipment,” and Note 7, “Purchased Intangible Assets,” for additional information about these assets.

Internal Use Software

We monitor the activities of each of our internal use software and system development projects and analyze the associated costs, making an appropriate distinction between costs to be expensed and costs to be capitalized.

Costs incurred during the preliminary project stage are expensed as incurred. Many of the costs incurred during the application development stage are capitalized, including costs of software design and configuration, development of interfaces, coding, testing and installation of the software. Once the software is ready for its intended use, it is amortized on a straight-line basis over its useful life, generally three to seven years.

Impairment of Long-Lived Assets

We review long-lived assets that are subject to amortization for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized equal to the amount by which the carrying amount of the asset exceeds the fair value of the asset. During 2011, we recorded a $2.0 million impairment of software due to a regulatory change that requires a software platform change in our USIS segment. No significant impairment charges were recorded during 2010 or 2009.

Marketable Securities

We classify our investments in debt and equity securities in accordance with our intent and ability to hold the investments. Held-to-maturity securities are carried at amortized cost, which approximates fair value, and are classified as either short-term or long-term investments based on the contractual maturity date. Earnings from these securities are reported as a component of interest income. Available-for-sale securities are carried at fair market value, with the unrealized gains and losses, net of tax, included in other comprehensive income in stockholders’ equity. Trading securities are carried at fair market value, with unrealized gains and losses included in income. We follow the fair value guidance issued by the FASB to measure the fair value of our financial assets as further described below. Details of our marketable securities are included in Note 4, “Other Marketable Securities.”

We periodically review our marketable securities to determine if there is an other-than-temporary impairment on any security. If it is determined that an other-than-temporary decline in value exists, we write down the investment to its market value and record the related impairment loss in other income.

Goodwill and Other Indefinite-Lived Intangibles

Goodwill and other indefinite-lived intangible assets are allocated to various reporting units, which are an operating segment or one level below an operating segment. We test goodwill and indefinite-lived intangible assets for impairment on an annual basis, in the fourth quarter, or on an interim basis if an indicator of impairment is present. For goodwill, we compare the fair value of each reporting unit to its carrying amount to determine if there is potential goodwill impairment. If the fair value of a reporting unit is less than its carrying value, an impairment loss is recorded to the extent that the fair value of the goodwill within the reporting unit is less than the carrying value of its goodwill. For other indefinite-lived intangibles, we compare the fair value of the asset to its carrying value to determine if there is an impairment. If the fair value of the asset is less than its carrying value, an impairment loss is recorded. We use discounted cash flow techniques to determine the fair value of our reporting units and other indefinite-lived intangibles. See Note 6, “Goodwill,” and Note 7, “Purchased Intangible Assets,” for additional information about these assets.

Benefit Plans

We maintain a 401(k) defined contribution profit sharing plan for eligible employees. We provide a partial matching contribution and a discretionary contribution based on a fixed percentage of a participant’s eligible compensation. Expense related to this plan was $10.1 million, $10.5 million and $13.1 million in 2011, 2010 and 2009, respectively. We also maintain a nonqualified deferred compensation plan for certain key employees. The deferred compensation plan contains both employee deferred compensation and company contributions. These investments are held in the TransUnion Rabbi Trust, and are included in other marketable securities and other assets on the balance sheet. The assets held in the Rabbi Trust are for the benefit of the participants in the deferred compensation plan, but are available to our general creditors in the case of our insolvency. The liability for amounts due to these participants is included in other current liabilities and other liabilities on the balance sheet.

Recently Adopted Accounting Pronouncements

Effective January 1, 2010, we adopted authoritative guidance for variable interest entities codified in Accounting Standards Update (“ASU”) 2009-17, Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities. ASU 2009-17 amends previous guidance and eliminates the exceptions to consolidating qualifying special-purpose entities and contains new guidance for determining the primary beneficiary of a variable interest entity. ASU 2009-17 also requires an ongoing assessment of whether an enterprise is the primary beneficiary and enhanced disclosures regarding an entity’s involvement in a variable interest entity. ASU 2009-17 became effective as of the beginning of the first annual reporting period that began after November 15, 2009. The adoption of ASU 2009-17 did not have a material impact on our financial statements.

Effective January 1, 2010, we early adopted authoritative guidance for revenue recognition codified in ASU 2009-13, Multiple-Deliverable Revenue Arrangements. ASU 2009-13 modifies the revenue recognition guidance for arrangements that involve the delivery of multiple elements. Under the new guidance, arrangement consideration is allocated to all deliverables based on the relative selling price of each element. In cases where specific objective evidence of a deliverable’s selling price is not available, the new guidance requires consideration to be allocated based on the deliverable’s estimated selling price. ASU 2009-13 is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010, with earlier application permitted. The adoption of ASU 2009-13 did not have a material impact on our financial statements.

In June 2011, the FASB issued ASU No. 2011-05, Comprehensive Income—Presentation of Comprehensive Income. The objective of ASU 2011-05 is to improve the comparability, consistency, and transparency of financial reporting and to increase the prominence of items reported in other comprehensive income. Under the new presentation requirements, the Company will have the option to present the total of comprehensive income, the components of other comprehensive income, and the components of net income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. We have adopted ASU 2011-05 for the year ended December 31, 2012. We have made the appropriate changes to our disclosure of other comprehensive income in the financial statement included above.

Recent Accounting Pronouncement not yet Adopted

In September 2011, the FASB issued ASU No. 2011-08, Intangibles—Goodwill and Other—Testing Goodwill for Impairment. The objective of ASU 2011-08 is to simplify how entities test goodwill for impairment. Under the new requirements, the Company will have the option to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If the Company determines it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, further quantitative testing is not required. The changes in this update are effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. We do not expect the adoption of ASU 2011-08 to have a material effect on our consolidated financial statements.

2. Change in Control

On June 15, 2010, MDCPVI TU Holdings, LLC (“MDP Affiliate”), an entity beneficially owned by affiliates of Madison Dearborn Partners, LLC, acquired 51.0% of the outstanding common stock of TransUnion Corp. from existing stockholders of the Company. The remaining common stock was retained by existing stockholders of the Company, including 48.15% by Pritzker family business interests and 0.85% by certain members of senior management. Senior management rolled over their equity into non-voting shares of common stock of the Company. The transaction included a merger of TransUnion Merger Corp. (“MergerCo”) with and into TransUnion Corp., with TransUnion Corp. continuing as the surviving corporation. Prior to the merger, MDP Affiliate purchased 2.8% of the outstanding TransUnion common stock from employee and director stockholders. Following this purchase, Pritzker family business interests, members of senior management and MDP Affiliate contributed 38.2% of the outstanding shares of TransUnion Corp. common stock to MergerCo in exchange for voting and non-voting common stock of MergerCo. As part of the merger, the remaining 61.8% of the outstanding shares of TransUnion Corp. common stock converted into the right to receive cash in an aggregate amount of $1,175.2 million, or $24.37 per share. The outstanding shares of common stock of TransUnion Corp. held by MergerCo were cancelled without payment. All treasury stock of TransUnion Corp. was cancelled pursuant to Delaware law. The outstanding shares of MergerCo voting and non-voting common stock were converted into voting and non-voting common stock of TransUnion Corp., the surviving corporation. Following the merger, MDP Affiliate purchased TransUnion Corp. voting common stock from the Pritzker family business interests and certain other stockholders such that it owned 51% of our outstanding voting common stock. We refer to the above transactions collectively as the “Change in Control Transaction.”

The Change in Control Transaction was accounted for as a recapitalization of the Company in accordance with ASC 805, Business Combinations, with the necessary adjustments reflected in the equity section and the retention of the historical book values of assets and liabilities on the balance sheet as of June 15, 2010.

In connection with the Change in Control Transaction, the Company incurred $1,626.7 million of debt, consisting of a seven-year $950.0 million senior secured term loan, $15.0 million of a five-year $200.0 million senior secured revolving line of credit, $645.0 million of unsecured private placement notes, and a $16.7 million non-interest bearing loan from an entity owned by Pritzker family business interests. The proceeds of these financing transactions were used to finance a portion of the merger consideration described above and to repay $487.5 million of existing bank debt. See Note 13, “Debt,” for additional information regarding these transactions.

All Change in Control Transaction fees were expensed as incurred and were included in other expense in accordance with ASC 805. Certain of these costs were considered non-deductible for tax purposes, creating a permanent book-to-tax difference. During the second quarter of 2011, we completed our analysis of the non-deductible Change in Control Transaction expenses and determined that a portion of the expense previously considered non-deductible did qualify for tax deduction. Debt financing fees were allocated to the various loans and will be amortized to interest expense over the life of the corresponding loans. On February 10, 2011, the Company amended and restated its senior secured credit facility and wrote off the associated remaining unamortized deferred financing fees. See Note 13, “Debt,” for additional information regarding the refinancing.

All unvested restricted stock previously issued to employees under our then existing equity award program immediately vested upon the consummation of the Change in Control Transaction. As a result, the Company recognized $20.7 million of additional stock-based compensation expense, approximately $13.2 million net of tax, on the date of the change in control.

3. Other Current Assets

Other current assets at December 31, 2011 and December 31, 2010, consisted of the following:

(in millions)	2011	2010
Prepaid expenses	$37.1	$25.1
Deferred income tax assets	8.7	1.2
Income taxes receivable	1.9	11.0
Deferred financing fees	3.8	10.4
Other	3.9	2.3

Total other current assets	$55.4	$50.0

Prepaid expenses increased $12.0 million from year end 2010 primarily due to a payment made in September 2011 for our 2012 data center equipment maintenance contracts. Net deferred income tax assets increased $7.5 million from year end 2010 primarily due to a domestic net operating loss in 2011. Income taxes receivable decreased $9.1 million from year end 2010 due to the receipt of 2010 tax refunds during 2011. Deferred financing fees included in other current assets decreased $6.6 million from year end 2010 primarily due to the refinancing of our senior secured credit facility. The net decrease consisted of the write-off of unamortized deferred financing fees related to the senior secured credit facility that was extinguished and amortization of deferred financing fees for 2011, offset by the capitalization of new financing fees incurred to secure the new senior secured credit facility. See Note 13, “Debt,” for additional information on the senior secured credit facility refinancing.

4. Other Marketable Securities

Other marketable securities at December 31, 2011 and December 31, 2010, consisted of the following:

(in millions)	2011	2010
Available-for-sale securities	$—	$0.1
Trading securities	10.3	19.2

Total marketable securities	$10.3	$19.3

As of December 31, 2011, we did not hold any available-for-sale securities. For 2010, unrecognized gains, net of taxes, on available-for-sale securities totaled less than $0.1 million and have been included in other comprehensive income. For 2011, there were no earnings from available-for-sale securities. For 2010, other income included earnings of $0.2 million from available-for-sale securities.

Trading securities are carried at fair market value with unrealized gains and losses included in net income. These securities relate to a nonqualified deferred compensation plan held in trust for the benefit of plan participants. The balance of trading securities decreased $8.9 million from year end 2010 primarily due to sales of securities to fund distributions made to plan participants during 2011. For 2011, earnings from trading securities included realized gains of $0.1 million and unrealized losses of $0.3 million. For 2010, earnings from trading securities included realized gains of $0.5 million and unrealized gains of $0.1 million.

We review the carrying value of investments to determine whether there is an other-than-temporary decline in the market value, which would require us to recognize an impairment loss. There were no other-than-temporary impairments of marketable securities in 2011 or 2010.

5. Property, Plant and Equipment

Property, plant and equipment at December 31, 2011 and December 31, 2010, consisted of the following:

(in millions)	2011	2010
Purchased and internally developed software	$386.3	$336.9
Computer equipment and furniture	242.5	215.2
Building and building improvements	61.1	59.8
Land	3.2	3.2

Total cost of property, plant and equipment	693.1	615.1
Less: accumulated depreciation	(490.7)	(429.0)

Total property, plant and equipment, net of accumulated depreciation	$202.4	$186.1

Depreciation expense, including amortization of assets recorded under capital leases, was $67.6 million, $64.6 million and $67.0 million in 2011, 2010, and 2009, respectively.

6. Goodwill

Goodwill is tested for impairment at the reporting unit level on an annual basis, in the fourth quarter, or on an interim basis if changes in circumstances could reduce the fair value of a reporting unit below its carrying value. Our reporting units are consistent with our operating segments for the U.S. Information Services and Interactive segment. The reporting units for our International segment are the geographic regions of Africa, Canada, Latin America and Asia.

Our impairment tests are performed using a discounted cash flow analysis that requires certain assumptions and estimates regarding economic factors and future profitability. Goodwill impairment tests performed during 2011, 2010, and 2009 resulted in no impairment, except for amounts recorded in discontinued operations as discussed in Note 20, “Discontinued Operations.” At December 31, 2011, there were no accumulated goodwill impairment losses.

Goodwill allocated to our reportable segments at December 31, 2009, and changes in the carrying amount of goodwill during the twenty four months ended December 31, 2011, consisted of the following:

(in millions)	USIS	International	Interactive	Total
Balance, December 31, 2009	$122.8	$44.8	$45.9	$213.5
Acquisitions	0.2	4.9	—	5.1
Intersegment transfer	(3.5)	3.5	—	—
Foreign exchange rate adjustment	—	5.1	—	5.1

Balance, December 31, 2010	$119.5	$58.3	$45.9	$223.7
Acquisitions	28.0	32.6	—	60.6
Foreign exchange rate adjustment	—	(9.1)	—	(9.1)

Balance, December 31, 2011	$147.5	$81.8	$45.9	$275.2

See Note 19, “Business Acquisitions,” for information on our business acquisitions. We moved our Puerto Rico operations from the U.S. Information Services segment to the International segment in 2010. As a result, $3.5 million of goodwill associated with Puerto Rico was transferred from our USIS segment to our International segment in accordance with ASC 350, Intangibles—Goodwill and Other.

7. Purchased Intangible Assets

Purchased intangible assets are initially recorded at their acquisition cost, or fair value if acquired as part of a business combination, and amortized over their estimated useful lives.

Purchased intangible assets at December 31, 2011 and December 31, 2010, consisted of the following:

	2011			2010
(in millions)	Gross	Accumulated Amortization	Net	Gross	Accumulated Amortization	Net
Purchased credit files	$239.7	$(189.2)	$50.5	$239.8	$(177.9)	$61.9
Databases	32.7	(16.1)	16.6	33.0	(12.7)	20.3
Customer and vendor relationships	60.0	(13.8)	46.2	41.9	(11.5)	30.4
Trademarks, copyrights and patents	24.4	(6.5)	17.9	12.2	(7.2)	5.0
Noncompete agreements	6.8	(0.6)	6.2	0.5	(0.2)	0.3

Total purchased intangible assets	$363.6	$(226.2)	$137.4	$327.4	$(209.5)	$117.9

All amortizable intangibles are amortized on a straight-line basis over their estimated useful lives. Purchased credit files are amortized over a fifteen-year period. Our databases are amortized over estimated useful lives of up to ten years. Customer lists are amortized over five to twenty years. Trademarks, copyrights and patents are amortized over varying periods based on their estimated economic life. We acquired additional customer and vendor relationships and trademarks in 2011 in connection with acquisitions as more fully discussed in Note 19, “Business Acquisitions.” Amortization expense related to intangible assets was $17.7 million, $17.0 million and $14.6 million in 2011, 2010 and 2009, respectively.

Estimated future amortization expense related to purchased intangible assets at December 31, 2011, is as follows:

(in millions)	Annual Amortization Expense
2012	$20.5
2013	20.1
2014	19.7
2015	16.8
2016	12.3
Thereafter	48.0

Total future amortization expense	$137.4

8. Other Assets

Other assets at December 31, 2011 and December 31, 2010, consisted of the following:

(in millions)	2011	2010
Investments in affiliated companies	$42.7	$30.1
Deferred financing fees	23.7	59.8
Deposits	10.7	1.1
Deferred income tax assets	—	1.6
Other	0.7	0.2

Total other assets	$77.8	$92.8

Investments in affiliated companies increased $12.6 million from year end 2010 primarily due to an additional investment made in an unconsolidated India subsidiary in 2011 and earnings from our equity method subsidiaries that were in excess of the distributions received from those subsidiaries during the year. Deferred financing fees included in other assets decreased $36.1 million from year end 2010 primarily due to the refinancing of our senior secured credit facility. The net decrease consisted of the write-off of unamortized deferred financing fees related to the senior secured credit facility that was extinguished and amortization of deferred financing fees for 2011, offset by the capitalization of new financing fees incurred to secure the new senior secured credit facility. See Note 13, “Debt,” for additional information on the senior secured credit facility refinancing. Deposits increased $9.6 million from year end 2010 due to acquisition-related contractual obligations entered into during 2011.

9. Investments in Affiliated Companies

Investments in affiliated companies represent our investment in non-consolidated domestic and foreign entities. These entities are in businesses similar to ours, such as credit reporting, credit scoring and credit monitoring services.

We use the equity method to account for investments in affiliates where we have at least a 20% ownership interest or where we are able to exercise significant influence. For these investments, we adjust the carrying value for our proportionate share of the affiliates’ earnings, losses and distributions, as well as for purchases and sales of our ownership interest.

We use the cost method to account for all other nonmarketable investments. For these investments, we adjust the carrying value for purchases and sales of our ownership interests and for distributions received from the affiliates in excess of their earnings.

For all investments, we adjust the carrying value if we determine that an other-than-temporary impairment in value has occurred. There were no impairments of investments in affiliated companies taken in 2011, 2010 or 2009.

Investments in affiliated companies at December 31, 2011 and December 31, 2010, consisted of the following:

(in millions)	2011	2010
Equity method investments	$34.8	$24.2
Cost method investments	7.9	5.9

Total investments in affiliated companies	$42.7	$30.1

These balances are included in other assets on the balance sheet. Our share in the earnings of our equity method investees were $11.4 million, $8.4 million and $5.3 million in 2011, 2010 and 2009, respectively, and have been included in other income. During both 2011 and 2010, we acquired an additional equity interest in an unconsolidated India subsidiary which accounted for much of the increase in earnings from equity method investments. Dividends received from equity method investments were $8.0 million, $4.9 million and $4.1 million in 2011, 2010 and 2009, respectively. Dividends received from cost method investments were $0.6 million, $0.5 million and $0.4 million in 2011, 2010 and 2009 respectively, and have been included in other income.

10. Accounts Payable

Accounts payable at December 31, 2011 and December 31, 2010, was as follows:

(in millions)	2011	2010
Accounts payable	$75.1	$65.8

Accounts payable increased $9.3 million from year end 2010 primarily due to year-end accruals for acquisition-related costs and more aggressive accounts payable management efforts.

11. Other Current Liabilities

Other current liabilities at December 31, 2011 and December 31, 2010, consisted of the following:

(in millions)	2011	2010
Accrued payroll	$55.1	$47.1
Deferred revenue	13.0	6.6
Accrued employee benefits	8.7	22.0
Accrued liabilities	5.6	4.4
Accrued interest	5.0	4.8
Other	12.8	18.5

Total other current liabilities	$100.2	$103.4

Accrued payroll increased $8.0 million from year end 2010 primarily due to an increase in accrued incentive compensation. Accrued employee benefits decreased $13.3 million from year end 2010 primarily due to a deferred compensation payout made in 2011 for benefits classified as a current liability at December 31, 2010, and a decrease in the liability for the Company’s 401K match obligation, which was funded once per year prior to 2011, but is now funded each pay period.

12. Other Liabilities

Other liabilities at December 31, 2011 and December 31, 2010, consisted of the following:

(in millions)	2011	2010
Deferred income taxes	$39.9	$25.6
Retirement benefits	9.6	10.8
Unrecognized tax benefits	3.2	2.1
Other	0.6	0.5

Total other liabilities	$53.3	$39.0

Net long-term deferred income tax liabilities increased $14.3 million from year end 2010 primarily due to deferred taxes recorded in connection with an acquisition made in 2011, accelerated tax depreciation and amortization and the payment of deferred compensation. See Note 19, “Business Acquisitions,” for additional information.

13. Debt

Debt outstanding at December 31, 2011 and December 31, 2010, consisted of the following:

(in millions)	2011	2010
Senior secured term loan, payable in quarterly installments through February 10, 2018, including variable interest (4.75% at December 31, 2011) at LIBOR or alternate base rate, plus applicable margin	$942.9	$945.2
Senior secured revolving line of credit, due on February 10, 2016, variable interest (4.75% at December 31, 2011) at LIBOR or alternate base rate, plus applicable margin	—	—
Senior notes, principal due June 15, 2018, semi-annual interest payments, 11.375% fixed interest per annum	645.0	645.0
RFC loan due December 15, 2018, excluding imputed interest of 11.625%	10.3	14.2
Note payable for 2007 acquisition, payable in annual installments through 2012, excluding imputed interest of 4.69%	0.9	1.6
Note payable for 2011 acquisition, payable in annual installments through April 15, 2013, excluding imputed interest of 10.0%	1.8	—
Capital lease obligations	0.3	—

Total debt	$1,601.2	$1,606.0
Less short-term debt and current maturities	(21.8)	(15.1)

Total long-term debt	$1,579.4	$1,590.9

Excluding additional principal payments due on the senior secured credit facility beginning in 2013 based on excess cash flows of the prior year, scheduled future maturities of total debt at December 31, 2011, was as follows:

(in millions)	Amount
2012	$21.8
2013	10.4
2014	9.6
2015	9.5
2016	9.5
Thereafter	1,540.4

Total	$1,601.2

Senior secured credit facility

In connection with the Change in Control Transaction discussed in Note 2, “Change in Control,” on June 15, 2010, the Company entered into a senior secured credit facility with various lenders. On February 10, 2011, the Company amended and restated its senior secured credit facility, repaid and extinguished the original senior secured term loan, borrowed new funds under the new senior secured term loan and replaced the senior secured revolving line of credit.

The new credit facility consists of a seven-year $950.0 million senior secured term loan and a $200.0 million senior secured revolving line of credit, with $25 million expiring June 15, 2015, and $175 million expiring February 10, 2016. Interest rates on the borrowings are based on the London Interbank Offered Rate (“LIBOR”) unless otherwise elected, and currently subject to a floor of 1.50%, plus an applicable margin of 3.25%. There is a 0.5% annual commitment fee payable quarterly based on the undrawn portion of the revolving line of credit. With certain exceptions, the obligations are secured by a first-priority security interest in substantially all of the assets of Trans Union LLC, including its investment in subsidiaries. The new credit facility contains various restrictions and nonfinancial covenants, along with a senior secured net leverage ratio test that only applies to periods in which we have outstanding amounts drawn on the revolving line of credit. The nonfinancial covenants include restrictions on dividends, investments, dispositions, future borrowings and other specified payments, as well as additional reporting and disclosure requirements. We are in compliance with all of the loan covenants.

Under the term loan, the Company is required to make principal payments of 0.25% of the original principal balance at the end of each quarter, with the remaining principal balance due February 10, 2018. The Company will also be required to make additional principal payments beginning in 2013 based on excess cash flows of the prior year. Depending on the senior secured net leverage ratio for the year, a principal payment of between zero and fifty percent of the excess cash flows will be due the following year. Under the revolving line of credit, the first $25 million commitment expires June 15, 2015, and the remaining $175 million commitment expires February 10, 2016. The Company did not repay or borrow any funds under its revolving line of credit during 2011.

In connection with the refinancing in February 2011, the Company borrowed an additional $4.8 million under the term loan, expensed $49.8 million of unamortized deferred financing fees related to the original term loan and revolving line of credit that was extinguished, and paid and expensed a $9.5 million prepayment premium equal to 1% of the outstanding principal balance of the original term loan. In addition, the Company incurred $11.3 million of new deferred financing fees to secure the amended and restated credit facility. These fees were allocated between the term loan and the revolving line of credit.

The deferred financing fees allocated to the term loan are being amortized as additional interest expense over the term of the loan using the effective interest rate method. The deferred financing fees allocated to the revolving line of credit are being amortized over its term on a straight-line basis, and will be recorded as additional interest expense to the extent we borrow against the revolving line of credit, or as other expense to the extent we do not borrow against the revolving line of credit.

Total interest expense on these loans for 2011 was $49.9 million, which included $2.2 million of amortization of deferred financing fees on the term loan. Loan fees included in other income and expense were $60.9 million for 2011, including a $59.3 million loss on the early extinguishment of debt consisting of the write-off of $49.8 million of previously unamortized deferred financing fees and the prepayment premium of $9.5 million as a result of refinancing our senior secured credit facility, $1.0 million of unused revolving line of credit fees, $0.3 million of amortization of deferred financing fees related to the revolving line of credit and $0.3 million of other loan fees. Total interest expense on these loans from June 15, 2010, the date of the borrowing, through December 31, 2010, was $39.2 million, which included $3.5 million of deferred financing fees that were amortized as additional interest expense. Other expense for 2010 included $1.5 million of cash and amortized financing fees related to the undrawn portion of the revolving line of credit from June 15, 2010, through December 31, 2010, and a $10.0 million commitment fee for an unused bridge loan made available for the Change in Control Transaction.

Senior notes

In connection with the Change in Control Transaction, on June 15, 2010, Trans Union LLC and its wholly-owned subsidiary TransUnion Financing Corporation, issued $645.0 million of senior notes to certain private investors. The senior notes mature on June 15, 2018, and accrue interest at a fixed rate of 11.375% per annum, payable semi-annually.

In connection with the issuance of the senior notes, we entered into a registration rights agreement that required us to exchange the notes for an equal amount of notes registered with the Securities and Exchange Commission (“SEC”). We filed the Registration Statement on Form S-4 for the notes with the SEC on March 1, 2011, and the related prospectus on March 21, 2011. All of the senior notes were exchanged in the exchange offer. The registration and exchange of the notes did not change any of the terms of the notes, other than lifting transfer restrictions on the notes.

The indenture governing the senior notes contains nonfinancial covenants that include restrictions on dividends, investments, dispositions, future borrowings and other specified payments, as well as additional reporting and disclosure requirements. We are in compliance with all covenants under the indenture.

Total interest expense for the senior notes for 2011 was $75.1 million, which included $1.7 million of deferred financing fees that were amortized as additional interest expense. Total interest expense from June 15, 2010, the issue date of the senior notes, through December 31, 2010, was $40.6 million, which included $0.8 million of deferred financing fees that were amortized as additional interest expense.

RFC loan

In connection with the Change in Control Transaction, on June 15, 2010, the Company borrowed $16.7 million from an entity owned by Pritzker family business interests under the foreign cash loan (the “RFC loan”). The loan is an unsecured, non-interest bearing note, discounted by $2.5 million for imputed interest, due December 15, 2018, with prepayments of principal due annually based on excess foreign cash flows. Interest expense is calculated under the effective interest method using an imputed interest rate of 11.625%. The Company expensed $1.3 million of interest and repaid $5.1 million of principal and imputed interest during 2011. Total interest expense from June 15, 2010, the date of the loan, through December 31, 2010, was $0.9 million. Based on our current estimate of excess foreign cash flows, we expect to repay this loan in full during the first quarter of 2012.

Note Payable for 2011 acquisition of noncontrolling interests

On April 15, 2011, we acquired the remaining 20% ownership interest in our South Africa subsidiary, TransUnion Analytic and Decision Services (Proprietary) Limited, from the noncontrolling shareholders. In connection with this acquisition, we issued a note to the sellers for $2.0 million. The note is an unsecured, non-interest bearing note, discounted by $0.2 million for imputed interest, due in annual installments of $1.0 million on April 15, 2012, and April 15, 2013. Interest expense is calculated under the effective interest method using an imputed interest rate of 10.0%. Total interest expense from April 15, 2011, the date of the loan, through December 31, 2011, was $0.1 million.

Senior unsecured credit facility

In 2009, the Company entered into a $500 million senior unsecured credit facility. In connection with the Change in Control Transaction, the Company repaid the balance of this loan facility in June 2010. Total 2010 interest expense related to the term loan facility through June 15, 2010, the date of payoff, was $9.1 million, which included $1.2 million of amortized financing fees. The Company also expensed $8.9 million of the remaining unamortized deferred loan costs associated with this facility that were included in other income and expense in 2010.

14. Earnings Per Share

Basic earnings per share represents income available to common stockholders divided by the weighted average number of common shares outstanding during the reported period. Diluted earnings per share reflects the effect of the increase in shares outstanding determined by using the treasury stock method for awards issued under our long-term incentive stock plans. There were 5,914 anti-dilutive stock awards outstanding at December 31, 2011, 1,808 anti-dilutive stock awards outstanding at December 31, 2010 and 31,117 anti-dilutive stock awards outstanding at December 31 2009, which were all excluded from the computation of diluted earnings per share because their effect would have been anti-dilutive. The calculations of basic and diluted weighted average shares outstanding and earnings per share for the years ended December 31, 2011, 2010 and 2009, were as follows:

(in millions, except per share data)	2011	2010	2009
Income from continuing operations	$49.3	$36.7	$132.3
Less:
Income from continuing operations attributable to noncontrolling interests	(8.0)	(8.3)	(8.1)

Income from continuing operations attributable to TransUnion Corp. common stockholders	41.3	28.4	124.2
Discontinued operations, net of tax	(0.5)	8.2	1.2

Net income attributable to TransUnion Corp.	$40.8	$36.6	$125.4

Weighted-average shares outstanding, basic	29.8	51.1	109.5
Effect of dilutive securities:
Unvested equity awards issued under the long-term incentive stock plan	0.1	0.2	0.3

Weighted-average shares outstanding, diluted	29.9	51.3	109.8

Basic earnings (loss) per common share:
Income from continuing operations attributable to TransUnion Corp. common stockholders	$1.39	$0.55	$1.13
Discontinued operations, net of tax	(0.02)	0.16	0.01
Net income attributable to TransUnion Corp. common stockholders	1.37	0.72	1.15
Diluted earnings (loss) per common share:
Income from continuing operations attributable to TransUnion Corp. common stockholders	$1.38	$0.55	$1.13
Discontinued operations, net of tax	(0.02)	0.16	0.01
Net income attributable to TransUnion Corp. common stockholders	1.36	0.71	1.14

On June 15, 2010, in connection with the Change in Control transaction, the Company cancelled 48.2 million shares of common stock. See Note 2, “Change in Control,” for additional information.

On December 17, 2009, with the approval of the Board of Directors, the Company repurchased 34.3 million shares of common stock at a purchase price of $26.24 per share.

15. Income Taxes

The provision (benefit) for income taxes on income from continuing operations for the years ended December 31, 2011, 2010 and 2009, consisted of the following:

(in millions)	2011	2010	2009
Federal
Current	$(3.0)	$9.7	$38.0
Deferred	(1.3)	10.4	9.1
State
Current	1.6	(2.2)	2.6
Deferred	(1.4)	0.1	0.6
Foreign
Current	22.7	26.1	24.0
Deferred	(0.8)	2.2	(0.9)

Total provision for income taxes	$17.8	$46.3	$73.4

The components of income from continuing operations before income taxes for the years ended December 31, 2011, 2010 and 2009, consisted of the following:

(in millions)	2011	2010	2009
Domestic	$0.2	$12.4	$135.0
Foreign	66.9	70.6	70.7

Total income from continuing operations before income taxes	$67.1	$83.0	$205.7

The provision for income taxes on the loss of discontinued operations for the year ended December 31, 2011, was $0.1 million. The benefit for income taxes on the loss of discontinued operations for the year ended December 31, 2010 was $2.9 million. The provision for income taxes on the income of discontinued operations for the year ended December 31, 2009, was $0.1 million.

The effective income tax rate reconciliation for the years ended December 31, 2011, 2010 and 2009, consisted of the following:

(dollars in millions)	2011		2010		2009
Income taxes at 35% statutory rate	$23.5	35.0%	$29.0	35.0%	$71.8	35.0%
Increase (decrease) resulting from:
State taxes net of federal income tax benefit	(0.4)	(0.6)%	(1.6)	(2.0)%	1.8	0.9%
Foreign rate differential	(3.9)	(5.8)%	(0.2)	(0.2)%	(2.1)	(1.1)%
Nondeductible Change in Control Transaction expenses	(4.5)	(6.7)%	9.5	11.4%	—	—
Impact of foreign dividends and foreign tax credits	2.0	3.0%	7.8	9.4%	2.1	1.0%
Other	1.1	1.6%	1.8	2.2%	(0.2)	(0.1)%

Total	$17.8	26.5%	$46.3	55.8%	$73.4	35.7%

The change in state taxes, net of federal benefit, between 2010 and 2009 was primarily due to changes in state apportionment factors and our state tax combined filings. The change in the foreign rate differential between 2011 and 2010 was primarily due to declining tax rates in foreign countries, primarily Canada and Puerto Rico. The change in the nondeductible Change in Control Transaction expenses between 2011 and 2010 was due to the completion of our analysis of these expenses in 2011 and the determination that expenses previously considered non-deductible qualified for a tax deduction. The change in the impact of foreign dividends and foreign tax credits between 2011 and 2010 was due to a significant reduction in dividends paid to the U.S. parent company by the foreign subsidiaries. The change in the impact of foreign dividends and foreign tax credits between 2010 and 2009 was primarily due to the limitation on our foreign tax credit resulting from the increased interest expense.

Components of net deferred income tax at December 31, 2011 and December 31, 2010, consisted of the following:

(in millions)	2011	2010
Deferred income tax assets:
Deferred compensation	$3.9	$6.9
Stock-based compensation	2.4	0.9
Employee benefits	5.7	5.5
Legal reserves and settlements	1.7	1.4
Loss and credit carryforwards	30.5	12.8
Other	2.8	4.1

Gross deferred income tax assets	$47.0	$31.6
Valuation allowance	(16.9)	(12.8)

Total deferred income tax assets, net	$30.1	$18.8

Deferred income tax liabilities:
Depreciation and amortization	(52.4)	(32.5)
Taxes on undistributed foreign earnings	(4.8)	(2.3)
Other	(4.1)	(6.8)

Total deferred income tax liability	$(61.3)	$(41.6)

Net deferred income tax liability	$(31.2)	$(22.8)

The temporary differences resulting from differing treatment of items for tax and accounting purposes result in deferred tax assets and liabilities. If deferred tax assets are not likely to be recovered in future years, a valuation allowance is recorded. During 2011, our valuation allowance increased $4.1 million. As of December 31, 2011 and 2010, a valuation allowance of $16.9 million and $12.8 million, respectively, was recorded against the deferred tax assets generated by capital loss, foreign loss and foreign tax credit carryforwards. Our capital loss carryforwards will expire over the next five years and our foreign loss and credit carryforwards will expire over the next ten years.

We have not provided for U.S. deferred income tax or foreign withholding tax on undistributed accumulated earnings in the amount of $143.2 million for certain non-U.S. subsidiaries, since these earnings are intended to be permanently reinvested in operations outside of the United States. It is impractical at this time to determine the tax impact if these earnings were distributed.

The total amount of unrecognized tax benefits as of December 31, 2011 and 2010, was $3.2 million and $2.1 million, respectively. The amount of unrecognized tax benefits that would affect the effective tax rate, if recognized, was $3.2 million and $1.6 million as of December 31, 2011 and 2010, respectively.

Total amount of unrecognized tax benefits at December 31, 2011 and December 31, 2010, consisted of the following:

(in millions)	2011	2010
Balance as of January 1	$2.1	$2.8
Additions for tax positions of prior years	0.4	—
Reductions for tax positions of prior years	—	—
Additions for tax positions of current year	2.2	0.4
Reductions relating to settlement and lapse of statute	(1.5)	(1.1)

Balance as of December 31	$3.2	$2.1

Consistent with prior periods, we classify interest on unrecognized tax benefits as interest expense and tax penalties as other income or expense on the statement of income. We classify any interest or penalties related to unrecognized tax benefits as other liabilities on the balance sheet. Interest related to taxes was insignificant for the years ended December 31, 2011, and December 31, 2010. The accrued interest payable for taxes as of December 31, 2011 and 2010, was $0.5 million for both years. There was no significant expense recognized, or significant liability recorded, for tax penalties as of December 31, 2011 or 2010.

We are regularly audited by federal, state, local and foreign taxing authorities. Given the uncertainties inherent in the audit process, it is reasonably possible that certain audits could result in a significant increase or decrease in the total amount of unrecognized tax benefits. An estimate of the range of the increase or decrease in unrecognized tax benefits due to audit results cannot be made at this time. As of December 31, 2011, tax years 2007 and forward remained open for examination in some state and foreign jurisdictions, and tax years 2009 and forward remained open for the U.S. federal audit.

16. Stock-Based Compensation

In connection with the Change in Control Transaction described in Note 2, “Change in Control,” the Company adopted the TransUnion Corp. 2010 Management Equity Plan, as approved by the stockholders, under which stock-based awards may be issued to executive officers, employees and directors of the Company. As of December 31, 2011, a total of 4.5 million shares were authorized to be issued under the plan, of which 1.3 million shares remain available for future issuance.

Stock-based compensation expense recognized in 2011, 2010 and 2009 totaled $4.6 million, $31.8 million and $16.4 million, respectively. The income tax benefit related to stock-based compensation expense was approximately $1.7 million, $11.5 million and $5.8 million in 2011, 2010 and 2009, respectively.

Stock options

Effective June 15, 2010, the Company granted 3.0 million stock options under the 2010 Management Equity Plan with a ten-year term and an exercise price of $24.37 per share, which was equal to the fair value and the purchase price paid for the stock in the Change in Control Transaction. Of the options granted, 50% vest based on time (service condition awards), and 50% vest based on time and on meeting certain market conditions (market condition awards). Service condition awards vest over a five-year service period, with 20% vesting one year after the grant date and 5% vesting each quarter thereafter. Market condition awards vest in the same manner, contingent on meeting the designated market conditions. The service condition awards had a grant date fair value of $13.3 million, or $8.84 per share, measured using the Black-Scholes valuation model with the following assumptions: expected volatility of 30% based on comparable company volatility; expected life of 6.5 years using the simplified method described in SAB No. 107 because we do not have historical data related to exercise behavior; risk-free rate of return of 2.77% based on the rate of 7-year treasury bills on the date of the award; and an expected dividend yield of zero. The market condition awards had a grant date fair value of $5.0 million, or $3.29 per share, measured using a risk-neutral Monte Carlo valuation model, with assumptions similar to those used to value the service condition awards. Additional awards were granted in December 2010, with identical terms.

During 2011, the Company granted 203,000 service condition awards and 139,000 market condition awards with terms similar to awards granted in 2010. The weighted average grant date fair values were $10.24 per share for the service condition awards and $5.42 per share for the market condition awards. The fair value of the awards granted in 2011 was measured using the same methodology used to value the 2010 awards. For awards granted between January 1, 2011 and May 31, 2011, the fair value of the underlying stock was measured retrospectively based on the fair value and purchase price of the stock used in the Change in Control Transaction. The 2010 Management Equity Plan requires us to obtain an independent fair value of our stock on an annual basis. For awards granted after May 31, 2011, the fair value of the underlying stock was measured contemporaneously based on the valuation of our stock determined as of June 1, 2011. The assumptions used to measure the fair value of awards were consistent with those used in 2010, other than the risk-free rate of return, which was estimated at 2.40% based on the rate of 7-year treasury bills on June 1, 2011.

The following table summarizes stock option activity for the years ended December 31, 2011 and 2010:

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (in millions)
Outstanding at December 31, 2009	—	$—
Granted	3,104,658	24.37
Exercised	—	—
Forfeited	(82,000)	24.37
Expired	—	—

Outstanding at December 31, 2010	3,022,658	$24.37	9.5	$—
Granted	342,000	28.25
Exercised	(6,500)	24.37
Forfeited	(129,200)	25.77
Expired	(600)	24.37

Outstanding at December 31, 2011	3,228,358	$24.72	8.6	$63.7

Vested and expected to vest as of December 31, 2011	3,062,490	$24.72	8.6	$60.5
Exercisable at December 31, 2011	444,599	$24.37	8.5	$8.9

As of December 31, 2011, stock-based compensation expense remaining to be recognized in future years was $10.2 million for service condition awards and $2.1 million for market condition awards, with a weighted-average recognition period of 3.7 and 2.5 years, respectively. During 2011, 451,699 stock options vested and 6,500 stock options were exercised. The total intrinsic value of stock options exercised in 2011 was $0.1 million. During 2010, no stock options vested.

Restricted stock and restricted stock units

During 2010, all unvested restricted stock previously issued to employees under the TransUnion Corp. Equity Award Program immediately vested upon the Change in Control Transaction. As a result, the Company recognized $20.7 million, approximately $13.2 million net of tax, of additional stock-based compensation expense on the date of the Change in Control Transaction.

The following table summarizes restricted stock and restricted stock unit activity for the years ended December 31, 2011, 2010 and 2009:

	Restricted Stock		Restricted Stock Units
	Shares	Weighted Average Grant Date Fair Value	Shares	Weighted Average Grant Date Fair Value
Nonvested at December 31, 2008	1,161,451	$26.03	38,675	$23.23
Granted	656,413	20.60	—	—
Vested	(454,558)	25.04	(38,675)	23.23
Forfeited	(90,524)	23.79	—	—

Nonvested at December 31, 2009	1,272,782	$23.74	—	$—
Granted	556,276	23.03	—	—
Vested	(1,805,374)	23.52	—	—
Forfeited	(23,684)	23.87	—	—

Nonvested at December 31, 2010	—	$—	—	$—
Granted	—	—	—	—
Vested	—	—	—	—
Forfeited	—	—	—	—

Nonvested at December 31, 2011	—	$—	—	$—

The total fair value of restricted stock vested in 2010 and 2009 was $44.3 million and $10.1 million, respectively. The total fair value of restricted stock units vested in 2009 was $0.9 million.

17. Fair Value

The following table summarizes financial instruments measured at fair value, on a recurring basis, as of December 31, 2011:

(in millions)	Total	Level 1	Level 2	Level 3
Trading securities	$10.3	$10.3	$—	$—

Total assets at fair value	$10.3	$10.3	$—	$—

Level 1 investments, which use quoted market prices in active markets for identical assets to establish fair value, include exchange traded mutual funds and publicly traded equity investments valued at their current market prices. At December 31, 2011, we did not have any investments valued using Level 2 or Level 3 inputs.

18. Accumulated Other Comprehensive Income (Loss)

The following table sets forth the changes in each component of accumulated other comprehensive income (loss), net of tax:

(in millions)	Net Unrealized Gain/(Loss) On Securities	Foreign Currency Translation Adjustment	Net Unrealized Gain/(Loss) On Hedges	Accumulated Other Comprehensive Income / (Loss)
Balance at December 31, 2009	$—	$0.7	$1.1	$1.8
Change	—	8.6	(1.1)	7.5

Balance at December 31, 2010	$—	$9.3	$—	$9.3
Change	—	(12.9)	—	(12.9)

Balance at December 31, 2011	$—	$(3.6)	$—	$(3.6)

At December 31, 2009, the $1.1 million net unrealized gain on hedges is attributed to the unrealized holding gain, net of tax, on interest rate swaps held as an interest rate hedge on our term loan. During 2010, as part of the Change in Control Transaction, we cash settled these swap instruments and realized a loss of $2.1 million that was included in other income and expense. See Note 2, “Change in Control,” and Note 13, “Debt,” for additional information.

19. Business Acquisitions

2011 acquisitions

Crivo Sistemas em Informatica S.A.

On December 28, 2011, we acquired an 80% ownership interest in Crivo Sistemas em Informatica S.A. (“Crivo”), a Brazilian company, for $43.1 million in cash. The purchase was funded using cash on hand. Crivo provides software and services to companies in Brazil to help them make credit, risk and fraud-related decisions. This acquisition is in line with our strategic objective to invest in growing international regions and will be integrated into our International business segment. Pro forma financial information is not presented because the acquisition was not material to our 2011 consolidated operating results.

Purchase Price Allocation

The allocation of the purchase price is preliminary pending the preparation and review of the valuation of assets acquired and liabilities assumed, which is expected to be completed in the first quarter of 2012. The preliminary fair value of the net assets acquired and the liabilities assumed as of December 28, 2011, consisted of the following:

(in millions)	Preliminary Fair Value
Trade accounts receivable and other current assets	$0.5
Property and equipment	10.8
Other assets	1.0
Identifiable intangible assets	21.6
Goodwill(1)	32.6

Total assets acquired	$66.5
Total liabilities assumed	(12.6)

Net assets of acquired company	$53.9
Less: noncontrolling interests	(10.8)

Purchase price of 80% ownership interest	$43.1

(1)	None of the goodwill is tax deductible

The excess of the purchase price over the preliminary fair value estimate of net tangible and identifiable intangible assets was recorded as goodwill. The purchase price of Crivo exceeded the fair value of the net assets acquired primarily due to growth opportunities, synergies between its customer base and our existing products, and other technological and operational synergies.

Identifiable Intangible Assets

The preliminary fair value estimate of identifiable intangible assets acquired was based on management’s best estimate of fair value. The preliminary fair value estimates of the intangible assets acquired consisted of the following:

(in millions)	Preliminary Fair Value	Estimated Useful Life
Customer relationships	$9.2	12 years
Trademarks and tradenames	8.6	15 years
Noncompete agreements	2.7	5 years
Vendor relationships	1.1	15 years

Total identifiable intangible assets	$21.6

The preliminary weighted-average useful life of identifiable intangible assets is approximately twelve and one-half years.

Acquisition Costs

Acquisition costs consisting of investment banker fees, legal fees, due diligence and other external costs totaling $2.4 million were incurred and expensed during 2011 and are included in other income and expense.

Financial Healthcare Systems, LLC

On October 13, 2011, we acquired a 100% ownership interest in Financial Healthcare Systems, LLC (“FHS”), a Colorado limited liability company, for $49.4 million in cash. The purchase was funded using cash on hand. FHS provides software-as-a-service solutions to the healthcare industry that helps healthcare providers confirm patient out-of-pocket costs prior to providing healthcare services. This acquisition is in line with our strategic objective to invest in the growing healthcare industry and will supplement our current healthcare offerings in our USIS business segment. Pro forma financial information is not presented because the acquisition was not material to our 2011 consolidated operating results.

Purchase Price Allocation

The fair value of the net assets acquired and the liabilities assumed consisted of the following:

(in millions)	Fair Value
Trade accounts receivable and other current assets	$1.5
Property and equipment	8.3
Identifiable intangible assets	12.7
Goodwill(1)	28.0
Other assets	0.1

Total assets acquired	$50.6
Total liabilities assumed	(1.2)

Net assets acquired	$49.4

(1)	All of the goodwill is tax deductible

The excess of the purchase price over the net tangible and identifiable intangible assets was recorded as goodwill. The purchase price of FHS exceeded the fair value of the net assets acquired primarily due to growth opportunities, synergies between its customer base and our existing products and other technological and operational synergies including cost savings from automating processes and eliminating common activities.

Identifiable Intangible Assets

The fair value of identifiable intangible assets was based on many factors including an analysis of historical financial performance and estimates of future performance, and was determined using analytical approaches appropriate to the facts and circumstances pertaining to the various classes of assets valued, including discounted cash flow, market-based and cost-to-replace approaches. The fair values of the intangible assets acquired consisted of the following:

(in millions)	Fair Value	Estimated Useful Life
Customer relationships	$8.0	15 years
Trademarks	4.7	1-20 years

Total identifiable intangible assets	$12.7

The weighted-average useful life of identifiable intangible assets is approximately seventeen years.

Acquisition Costs

Acquisition costs consisting of legal fees and other external costs totaling $0.4 million were incurred and expensed during 2011 and are included in other income and expense.

2010 acquisition

On August 1, 2010, we acquired a 51% ownership interest in Databusiness S.A., located in Chile. The results of operations of this business have been included in the accompanying consolidated statements of income since the date of acquisition.

2009 acquisition

On December 31, 2009, we acquired a 100% ownership interest in MedData Health LLC (“MedData”) for $96.5 million in cash. MedData is a leading provider of healthcare information and data solutions for hospitals, physician practices and insurance companies and is included in our USIS business segment. We completed this acquisition to expand our healthcare product line and customer base and further leverage our existing operating model. The results of operations of this business have been included in the accompanying consolidated statements of income since the date of acquisition.

The excess of the purchase price over the net tangible and identifiable intangible assets was recorded as goodwill. The purchase price of MedData exceeded the fair value of the net assets acquired primarily due to growth opportunities, synergies between its customer base and our existing products and other technological and operational synergies including cost savings from automating processes and eliminating common activities.

Acquisition Costs

Acquisition costs consisting of investment banker fees, legal fees and other external costs totaling $2.5 million were incurred and expensed during 2009 and are included in other income and expense.

20. Discontinued Operations

During the first quarter of 2010, we completed the sale of the remaining business comprising our real estate services business. During the second quarter of 2010, we completed the sale of our third-party collection business in South Africa to the existing minority shareholders. We will have no significant ongoing relationship with either of these businesses. Revenue from discontinued operations in 2010 and 2009 was $5.0 million and $23.0 million, respectively. The net loss from discontinued operations for 2011 of $0.5 million was a result of expenses incurred to wind down these operations. Income from discontinued operations for 2010 included gains, net of tax, of $10.9 million on the final disposal of these businesses and operating losses of $2.7 million. Income from discontinued operations for 2009 was $1.2 million.

21. Operating Segments

Operating segments are businesses for which separate financial information is available and evaluated regularly by the chief operating decision-maker in deciding how to allocate resources. This segment financial information is reported on the basis that is used for the internal evaluation of operating performance. The accounting policies of the segments are the same as described in Note 1, “Significant Accounting and Reporting Policies.”

We evaluate the performance of segments based on revenue and operating income. Intersegment sales and transfers have been eliminated and were not material. In 2010, the Puerto Rico operating results were moved from the U.S. Information Services segment to the International segment to align with how we currently manage our business. All prior period amounts for Puerto Rico were reclassified accordingly.

The following is a more detailed description of the three operating segments and the Corporate unit, which provides support services to each operating segment:

U.S. Information Services

U.S. Information Services provides consumer reports, credit scores, verification services, analytical services and decisioning technology to businesses in the United States through both direct and indirect channels. These services are offered to customers in the financial services, insurance, healthcare and other markets. These business customers use our products and services to acquire new customers, identify cross-selling opportunities, measure and manage debt portfolio risk, collect debt, and manage fraud. This segment also provides mandated consumer services, including dispute investigations, free annual credit reports and other requirements of the United States Fair Credit Reporting Act (“FCRA”), the Fair and Accurate Credit Transactions Act of 2003 (“FACTA”), and other credit-related legislation.

International

The International segment provides services similar to our USIS segment to business customers in select regions outside the U.S. and automotive information and commercial data to customers in select geographies. Depending on the maturity of the credit economy in each location, services may include credit reports, analytical and decision services, and risk management services. These services are offered to customers in a number of industries, including financial services, insurance, automotive, collections and communications, and are delivered through both direct and indirect channels. The International segment also provides consumer services similar to those offered in our Interactive segment, such as credit reports, credit scores and credit monitoring services. The two market groups in the International segment are developed markets, which includes Canada, Hong Kong and Puerto Rico, and emerging markets, which includes South Africa, Mexico, the Dominican Republic, India and other emerging markets.

Interactive

Interactive provides services to consumers, including credit reports, scores and credit and identity monitoring services, primarily through the internet. The majority of revenue is derived from subscribers who pay a monthly fee for access to their credit report and score, and for alerts related to changes in their credit reports.

Corporate

Corporate provides shared services for the Company and conducts enterprise functions. Certain costs incurred in Corporate that are not directly attributable to one or more of the operating segments remain in Corporate. These costs are typically for enterprise-level functions and are primarily administrative in nature.

Selected financial information for the years ended December 31, 2011, 2010 and 2009, consisted of the following:

(in millions)	2011	2010	2009
Revenue
U.S. Information Services	$660.1	$636.0	$627.5
International	216.1	195.8	170.1
Interactive	147.8	124.7	127.2

Total	$1,024.0	$956.5	$924.8

Operating income (loss)
U.S. Information Services	$185.8	$177.1	$164.2
International	66.7	62.7	55.8
Interactive	56.5	37.7	46.4
Corporate	(56.3)	(61.4)	(62.0)

Total	$252.7	$216.1	$204.4

Reconciliation of operating income to income from continuing operations before income tax:
Operating income from segments	$252.7	$216.1	$204.4
Non-operating income and expense	(185.6)	(133.1)	1.3

Income from continuing operations before income tax	$67.1	$83.0	$205.7

Other income and expense, net, included earnings (losses) from equity method investments for the years ended December 31, 2011, 2010 and 2009, as follows:

(in millions)	2011	2010	2009
U.S. Information Services	$1.1	$(0.1)	$0.4
International	10.3	8.5	4.9
Interactive	—	—	—

Total	$11.4	$8.4	$5.3

Property, plant and equipment, net of accumulated depreciation and amortization, by segment, at December 31, 2011 and December 31, 2010, consisted of the following:

(in millions)	2011	2010
U.S. Information Services	$138.6	$134.0
International	34.7	19.3
Interactive	5.2	7.8
Corporate	23.9	25.0

Total	$202.4	$186.1

Cash paid for capital expenditures, by segment, for each of the years ended December 31, consisted of the following:

(in millions)	2011	2010
U.S. Information Services	$54.3	$29.7
International	12.3	9.3
Interactive	2.1	2.2
Corporate	5.3	5.6

Total	$74.0	$46.8

Depreciation expense of continuing operations, by segment, for each of the years ended December 31, consisted of the following:

(in millions)	2011	2010	2009
U.S. Information Services	$50.1	$47.0	$49.6
International	6.9	6.5	5.6
Interactive	4.3	4.8	5.0
Corporate	6.3	6.3	6.8

Total	$67.6	$64.6	$67.0

The following table summarizes our revenue based on the country where the revenue was earned:

	Approximate Percent of Consolidated Revenue
	2011	2010	2009
Country
United States	79%	80%	82%
South Africa	9%	9%	8%
Canada	6%	6%	6%
Other	6%	5%	4%

The following table summarizes long-lived assets, other than financial instruments and deferred tax assets, based on the location of the legal entity that owns the asset:

	Approximate Percent of Long-Lived Assets
	2011	2010	2009
Country
United States	80%	88%	91%
South Africa	5%	7%	6%
Canada	2%	2%	2%
Other	13%	3%	1%

22. Commitments

Future minimum payments for noncancelable operating leases, purchase obligations and other liabilities in effect as of December 31, 2011, are payable as follows:

(in millions)	Operating Leases	Purchase Obligations	Total
2012	$11.0	$134.3	$145.3
2013	9.0	32.5	41.5
2014	7.7	36.1	43.8
2015	4.9	22.9	27.8
2016	3.9	15.1	19.0
Thereafter	9.4	5.8	15.2

Totals	$45.9	$246.7	$292.6

Purchase obligations to be repaid in 2012 include $75.1 million of trade accounts payable that were included on the balance sheet as of December 31, 2011. Rental expense related to operating leases was $13.8 million, $13.0 million and $12.4 million in 2011, 2010 and 2009, respectively.

Licensing agreements

We have agreements with Fair Isaac Corporation to license credit-scoring algorithms and the right to sell credit scores derived from those algorithms. Payment obligations under these agreements vary due to factors such as the volume of credit scores we sell, what type of credit scores we sell, and how our customers use the credit scores. There are no minimum payments required under these licensing agreements; however we do have a significant level of sales volume related to these credit scores.

23. Contingencies

Litigation

Due to the nature of our businesses, claims against us will occur in the ordinary course of business. Some of these claims are, or purport to be, class actions that seek substantial damage amounts, including punitive damages. Claimants may seek modifications of business practices, financial incentives or replacement of products or services. We regularly review all claims to determine whether a loss is probable and, if probable, whether the loss can be reasonably estimated. If a loss is probable and can be reasonably estimated, an appropriate reserve is accrued, taking into consideration legal positions, contractual obligations and applicable insurance coverages, and included in other current liabilities. We believe that the reserves established for pending or threatened claims are appropriate based on the facts currently known. Due to the uncertainties inherent in the investigation and resolution of a claim, however, additional losses may be incurred that could materially affect our financial results. Legal fees for ongoing litigation are considered a period cost and are expensed as incurred.

As of both December 31, 2011 and 2010, we had accrued $5.6 million for pending or anticipated claims of our continuing operations. These amounts were recorded in other accrued liabilities on the consolidated balance sheets and the associated expenses were recorded in selling, general and administrative expenses on the consolidated statements of income.

24. Related-Party Transactions

Legal Services

The Company paid $1.3 million, $0.9 million and $5.2 million in 2011, 2010 and 2009, respectively, to the law firm of Neal, Gerber & Eisenberg LLP for legal services. Marshall E. Eisenberg, a partner in the law firm, is a co-trustee of certain Pritzker family U.S. situs trusts that beneficially own in excess of 5% of the Company’s common stock.

The Company paid $4.4 million, $3.9 million and $0.5 million in 2011, 2010 and 2009, respectively, to the law firm of Latham and Watkins LLP. Michael A. Pucker, a partner in the law firm, is an immediate family member of a co-trustee of certain Pritzker family U.S. situs trusts that beneficially own in excess of 5% of the Company’s common stock.

Other Fees

In connection with the Change in Control Transaction discussed in Note 2, “Change in Control,” the Company paid $13.0 million to Madison Dearborn Partners, LLC and $2.6 million to The Pritzker Organization, L.L.C. in 2010.

Payables

Other liabilities included $4.1 million at December 31, 2011, owed to certain Pritzker family business interests related to tax indemnification payments arising in connection with the Change in Control Transaction. This amount is subject to future adjustments based on a final determination of tax expense. See Note 2, “Change in Control,” for additional information.

Issuances of Common Stock

On April 8, 2011, the Company issued an aggregate of 30,775 shares of common stock to QED Fund I, LP in a private placement transaction at a purchase price of $24.37 per share. Nigel W. Morris, one of the Company’s directors, is the managing member of QED Partners, LLC, the general partner of QED Fund I, LP, and is a 98% limited partner of QED Fund I, LP. Additionally, Mr. Morris is the managing member of QED Investors, LLC, the manager of QED Fund I, LP.

On May 3, 2011, the Company issued an aggregate of 22,500 shares of common stock to Matthew A. Carey, one of the Company’s directors, in a private placement transaction at a purchase price of $24.37 per share.

Investment Purchase

On November 4, 2011, the Company purchased 318,471 shares of Series A Preferred Stock of L2C, Inc. from QED Fund I, LP at a purchase price of $3.14 per share. Nigel W. Morris, one of the Company’s directors, is the managing member of QED Partners, LLC, the general partner of QED Fund I, LP, and is a 98% limited partner of QED Fund I, LP. Additionally, Mr. Morris is the managing member of QED Investors, LLC, the manager of QED Fund I, LP.

Debt

In connection with the Change in Control Transaction the Company borrowed $16.7 million from an entity owned by Pritzker family business interests under the RFC loan. The loan is an unsecured, non-interest bearing note, discounted by $2.5 million for imputed interest, due December 15, 2018, with prepayments of principal due annually based on excess foreign cash flows. See Note 2, “Change in Control,” and Note 13, “Debt,” for additional information.

Sale of Auction Rate Securities

In connection with the Change in Control Transaction, on June 15, 2010, the Company sold auction rate securities at fair value to an entity owned by Pritzker family business interests for $25.0 million, which was equal to the par value. This sale was made to assist in financing the Change in Control Transaction. See Note 2, “Change in Control.”

25. Quarterly Financial Data (Unaudited)

The quarterly financial data for 2011 and 2010 consisted of the following:

	Three Months Ended(1)
(in millions)	March 31, 2011(2)	June 30, 2011	September 30, 2011	December 31, 2011
Revenue	$245.9	$257.5	$267.6	$253.0
Operating income	55.1	60.5	72.8	64.3
Income (loss) from continuing operations	(23.3)	25.2	29.3	18.0
Discontinued operations, net of tax	(0.1)	(0.3)	—	—
Net income (loss)	(23.4)	24.9	29.3	18.0
Net income (loss) attributable to TransUnion Corp.	(25.5)	22.9	27.1	16.3

	Three Months Ended(1)
(in millions)	March 31, 2010	June 30, 2010 (3)	September 30, 2010	December 31, 2010
Revenue	$227.0	$237.4	$246.8	$245.4
Operating income	46.1	40.6	66.2	63.2
Income (loss) from continuing operations	26.8	(25.0)	17.4	17.4
Discontinued operations, net of tax	(4.2)	12.8	—	(0.4)
Net income (loss)	22.6	(12.2)	17.4	17.0
Net income (loss) attributable to TransUnion Corp.	20.8	(14.2)	15.1	14.9

(1)	The sum of the quarterly totals may not equal the annual totals due to rounding.
(2)	For the three months ended March 31, 2011, as a result of refinancing our senior secured credit facility in February 2011, the Company incurred a $59.3 million loss on the early extinguishment of debt consisting of a write-off of $49.8 million of previously unamortized deferred financing fees and a prepayment premium of $9.5 million. See Note 13, “Debt,” for additional information.
(3)	For the three months ended June 30, 2010, in connection with the Change in Control Transaction described in Note 2, “Change in Control,” the Company incurred and expensed $27.8 million of transaction-related costs and $20.7 million of additional stock-based compensation as a result of the accelerated vesting of restricted stock upon change in control. See Note 16, “Stock-Based Compensation,” for additional information on the accelerated vesting of the restricted stock.

26. Financial Statements of Guarantors

As discussed in Note 13, “Debt,” the obligations under the senior secured notes are unsecured obligations of Trans Union LLC and TransUnion Financing Corporation. However they are guaranteed by TransUnion Corp. and certain wholly owned domestic subsidiaries of Trans Union LLC. The guarantees of the guarantors are joint, several, full and unconditional. The accompanying consolidating financial information presents the financial position, results of operations and cash flows of the parent guarantor TransUnion Corp., the issuers Trans Union LLC and TransUnion Financing Corporation, the guarantor subsidiaries as a group and the non-guarantor subsidiaries as a group. Each entity’s investments in its subsidiaries, if any, are presented under the equity method. The domestic tax provision and related taxes receivable and payable, and the domestic deferred tax assets and liabilities, are prepared on a consolidated basis and are not fully allocated to individual legal entities. As a result, the information presented is not intended to present the financial position or results of operations of those entities on a stand-alone basis.

TRANSUNION CORP. AND SUBSIDIARIES

Consolidating Balance Sheet

December 31, 2011

(in millions)

	Parent TransUnion Corp.	Issuers Trans Union LLC and TransUnion Financing Corporation	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Consolidated
Assets
Current assets:
Cash and cash equivalents	$34.6	$1.0	$0.1	$72.1	$—	$107.8
Trade accounts receivable, net	—	89.5	15.0	34.9	—	139.4
Due from (to) affiliates	19.7	(40.7)	3.0	18.0	—	—
Other current assets	9.2	41.8	—	4.4	—	55.4
Current assets of discontinued operations	—	—	—	0.1	—	0.1

Total current assets	63.5	91.6	18.1	129.5	—	302.7
Property, plant and equipment, net	—	147.6	25.0	29.8	—	202.4
Other marketable securities	—	10.3	—	—	—	10.3
Goodwill	—	6.3	189.9	79.0	—	275.2
Other intangibles, net	—	53.8	57.9	25.7	—	137.4
Other assets	(877.5)	526.3	2.4	39.4	387.2	77.8

Total assets	$(814.0)	$835.9	$293.3	$303.4	$387.2	$1,005.8

Liabilities and stockholders’ equity
Current liabilities:
Trade accounts payable	$0.3	$46.0	$16.8	$12.0	$—	$75.1
Current portion of long-term debt	10.3	9.5	0.9	1.1	—	21.8
Other current liabilities	24.0	49.0	6.7	20.5	—	100.2
Current liabilities of discontinued operations	—	—	—	0.4	—	0.4

Total current liabilities	34.6	104.5	24.4	34.0	—	197.5
Long-term debt	—	1,578.4	—	7.5	(6.5)	1,579.4
Other liabilities	—	30.3	6.5	16.5	—	53.3

Total liabilities	34.6	1,713.2	30.9	58.0	(6.5)	1,830.2

Total TransUnion Corp. stockholders’ equity	(848.6)	(877.3)	262.4	221.2	393.7	(848.6)
Noncontrolling interests	—	—	—	24.2	—	24.2

Total stockholders’ equity	(848.6)	(877.3)	262.4	245.4	393.7	(824.4)

Total liabilities and stockholders’ equity	$(814.0)	$835.9	$293.3	$303.4	$387.2	$1,005.8

TRANSUNION CORP. AND SUBSIDIARIES

Consolidating Balance Sheet

December 31, 2010

(in millions)

	Parent TransUnion Corp.	Issuers Trans Union LLC and TransUnion Financing Corporation	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Consolidated
Assets
Current assets:
Cash and cash equivalents	$81.4	$—	$—	$49.8	$—	$131.2
Trade accounts receivable, net	—	86.3	11.5	34.8	—	132.6
Due from (to) affiliates	(33.3)	(23.5)	14.0	42.8	—	—
Other current assets	5.4	37.5	2.3	4.8	—	50.0
Current assets of discontinued operations	—	—	—	0.6	—	0.6

Total current assets	53.5	100.3	27.8	132.8	—	314.4
Property, plant and equipment, net	—	143.4	24.7	18.0	—	186.1
Other marketable securities	—	19.2	0.1	—	—	19.3
Goodwill	—	6.3	161.9	55.5	—	223.7
Other intangibles, net	—	61.7	50.9	5.3	—	117.9
Other assets	(901.0)	499.2	0.2	14.6	479.8	92.8

Total assets	$(847.5)	$830.1	$265.6	$226.2	$479.8	$954.2

Liabilities and stockholders’ equity
Current liabilities:
Trade accounts payable	$—	$46.1	$10.8	$8.9	$—	$65.8
Current portion of long-term debt	4.9	9.5	0.7	—	—	15.1
Other current liabilities	15.8	65.6	5.4	16.6	—	103.4
Current liabilities of discontinued operations	—	—	—	2.0	—	2.0

Total current liabilities	20.7	121.2	16.9	27.5	—	186.3
Long-term debt	9.3	1,580.7	0.9	6.5	(6.5)	1,590.9
Other liabilities	—	34.4	5.5	(0.9)	—	39.0

Total liabilities	30.0	1,736.3	23.3	33.1	(6.5)	1,816.2

Total TransUnion Corp. stockholders’ equity	(877.5)	(906.2)	242.3	177.6	486.3	(877.5)
Noncontrolling interests	—	—	—	15.5	—	15.5

Total stockholders’ equity	(877.5)	(906.2)	242.3	193.1	486.3	(862.0)

Total liabilities and stockholders’ equity	$(847.5)	$830.1	$265.6	$226.2	$479.8	$954.2

TRANSUNION CORP. AND SUBSIDIARIES

Consolidating Statement of Income

For the Twelve Months Ended December 31, 2011

(in millions)

	Parent TransUnion Corp.	Issuers Trans Union LLC and TransUnion Financing Corporation	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Consolidated
Revenue	$—	$637.3	$209.4	$238.4	$(61.1)	$1,024.0
Operating expenses
Cost of services	—	295.1	88.3	79.5	(41.4)	421.5
Selling, general and administrative	0.3	166.9	63.0	55.4	(21.1)	264.5
Depreciation and amortization	—	60.9	17.1	7.3	—	85.3

Total operating expenses	0.3	522.9	168.4	142.2	(62.5)	771.3
Operating income (loss)	(0.3)	114.4	41.0	96.2	1.4	252.7
Non-operating income and expense
Interest expense	(1.3)	(124.9)	—	(0.2)	—	(126.4)
Interest income	—	0.1	—	0.6	—	0.7
Other income and expense, net	42.9	28.0	(0.1)	(4.7)	(126.0)	(59.9)

Total non-operating income and expense	41.6	(96.8)	(0.1)	(4.3)	(126.0)	(185.6)
Income (loss) from continuing operations before income taxes	41.3	17.6	40.9	91.9	(124.6)	67.1
Benefit (provision) for income taxes	(0.5)	25.3	(20.9)	(21.7)	—	(17.8)

Income (loss) from continuing operations	40.8	42.9	20.0	70.2	(124.6)	49.3
Discontinued operations, net of tax	—	—	—	(0.5)	—	(0.5)

Net income (loss)	40.8	42.9	20.0	69.7	(124.6)	48.8
Less: net income attributable to noncontrolling interests	—	—	—	(8.0)	—	(8.0)

Net income (loss) attributable to TransUnion Corp.	$40.8	$42.9	$20.0	$61.7	$(124.6)	$40.8

TRANSUNION CORP. AND SUBSIDIARIES

Consolidating Statement of Income

For the Twelve Months Ended December 31, 2010

(in millions)

	Parent TransUnion Corp.	Issuers Trans Union LLC and TransUnion Financing Corporation	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Consolidated
Revenue	$—	$614.8	$175.6	$215.4	$(49.3)	$956.5
Operating expenses
Cost of services	—	293.9	72.5	65.3	(35.9)	395.8
Selling, general and administrative	0.3	169.1	56.6	51.7	(14.7)	263.0
Depreciation and amortization	—	56.9	18.2	6.5	—	81.6

Total operating expenses	0.3	519.9	147.3	123.5	(50.6)	740.4
Operating income (loss)	(0.3)	94.9	28.3	91.9	1.3	216.1
Non-operating income and expense
Interest expense	(1.2)	(88.6)	—	(0.3)	—	(90.1)
Interest income	0.3	0.2	—	0.5	—	1.0
Other income and expense, net	38.0	30.3	(0.4)	(1.7)	(110.2)	(44.0)

Total non-operating income and expense	37.1	(58.1)	(0.4)	(1.5)	(110.2)	(133.1)
Income (loss) from continuing operations before income taxes	36.8	36.8	27.9	90.4	(108.9)	83.0
Benefit (provision) for income taxes	(0.2)	0.8	(13.6)	(33.3)	—	(46.3)

Income (loss) from continuing operations	36.6	37.6	14.3	57.1	(108.9)	36.7
Discontinued operations, net of tax	—	—	—	8.2	—	8.2

Net income (loss)	36.6	37.6	14.3	65.3	(108.9)	44.9
Less: net income attributable to noncontrolling interests	—	—	—	(8.3)	—	(8.3)

Net income (loss) attributable to TransUnion Corp.	$36.6	$37.6	$14.3	$57.0	$(108.9)	$36.6

TRANSUNION CORP. AND SUBSIDIARIES

Consolidating Statement of Income

For the Twelve Months Ended December 31, 2009

(in millions)

	Parent TransUnion Corp.	Issuers Trans Union LLC and TransUnion Financing Corporation	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Consolidated
Revenue	$—	$621.5	$161.0	$188.4	$(46.1)	$924.8
Operating expenses
Cost of services	—	312.5	69.5	62.2	(40.0)	404.2
Selling, general and administrative	0.2	156.4	43.7	41.3	(7.0)	234.6
Depreciation and amortization	—	62.5	13.9	5.2	—	81.6

Total operating expenses	0.2	531.4	127.1	108.7	(47.0)	720.4
Operating income (loss)	(0.2)	90.1	33.9	79.7	0.9	204.4
Non-operating income and expense
Interest expense	(0.7)	(2.9)	(0.1)	(1.4)	1.1	(4.0)
Interest income	2.1	2.2	—	0.8	(1.1)	4.0
Other income and expense, net	128.0	76.1	(0.1)	(3.7)	(199.0)	1.3

Total non-operating income and expense	129.4	75.4	(0.2)	(4.3)	(199.0)	1.3
Income (loss) from continuing operations before income taxes	129.2	165.5	33.7	75.4	(198.1)	205.7
Benefit (provision) for income taxes	(3.8)	(37.6)	(15.5)	(16.5)	—	(73.4)

Income (loss) from continuing operations	125.4	127.9	18.2	58.9	(198.1)	132.3
Discontinued operations, net of tax	—	—	—	1.2	—	1.2

Net income (loss)	125.4	127.9	18.2	60.1	(198.1)	133.5
Less: net income attributable to noncontrolling interests	—	—	—	(8.1)	—	(8.1)

Net income (loss) attributable to TransUnion Corp.	$125.4	$127.9	$18.2	$52.0	$(198.1)	$125.4

TRANSUNION CORP. AND SUBSIDIARIES

Consolidating Statement of Cash Flows

For the Twelve Months Ended December 31, 2011

(in millions)

	Parent TransUnion Corp.	Issuers Trans Union LLC and TransUnion Financing Corporation	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Consolidated
Cash flows from operating activities:
Net income (loss)	$40.8	$42.9	$20.0	$69.7	$(124.6)	$48.8
Less: income (loss) from discontinued operations, net of tax	—	—	—	(0.5)	—	(0.5)

Income (loss) from continuing operations	$40.8	$42.9	$20.0	$70.2	$(124.6)	$49.3
Adjustments to reconcile income (loss) from continuing operations to net cash provided by (used in) operating activities:
Depreciation and amortization	—	60.9	17.1	7.3	—	85.3
Loss on early extinguishment of debt	—	59.3	—	—	—	59.3
Stock-based incentive compensation	—	4.1	0.1	0.4	—	4.6
Deferred financing fees	—	4.2	—	—	—	4.2
Provision for losses on trade accounts receivable	—	1.0	0.3	0.6	—	1.9
Deferred taxes	(0.1)	(4.6)	1.1	0.1	—	(3.5)
Gain on sale or exchange of property	—	—	(0.3)	—	—	(0.3)
Other	—	(1.6)	1.8	(0.8)	—	(0.6)
Equity in net (income) loss from subsidiaries	(42.9)	(81.7)	—	—	124.6	—
Changes in assets and liabilities:
Trade accounts receivable	—	(4.2)	(2.8)	(4.6)	—	(11.6)
Other current and long-term assets	(49.1)	5.3	14.0	26.5	—	(3.3)
Trade accounts payable	0.1	6.4	5.3	3.1	—	14.9
Other current and long-term liabilities	13.6	(14.1)	—	4.8	—	4.3

Cash provided by (used in) operating activities of continuing operations	$(37.6)	$77.9	$56.6	$107.6	$—	$204.5
Cash used in operating activities of discontinued operations	—	—	—	(1.3)	—	(1.3)

Cash provided by (used in) operating activities	$(37.6)	$77.9	$56.6	$106.3	$—	$203.2

	Parent TransUnion Corp.	Issuers Trans Union LLC and TransUnion Financing Corporation	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Consolidated
Cash flows from investing activities:
Capital expenditures for property and equipment	—	(60.0)	(5.3)	(8.7)	—	(74.0)
Investments in trading securities	—	(1.2)	—	—	—	(1.2)
Proceeds from sale of trading securities	—	9.9	—	—	—	9.9
Proceeds from sale and redemption of investments in available-for-sale securities	—	—	0.2	—	—	0.2
Investments in held-to-maturity securities	—	—	—	(6.3)	—	(6.3)
Proceeds from held-to-maturity securities	—	—	—	6.3	—	6.3
Acquisitions and purchases of noncontrolling interests, net of cash acquired	—	—	(50.7)	(54.5)	—	(105.2)
Acquisition related deposits	—	—	—	(8.6)	—	(8.6)
Other	—	(2.5)	—	(0.2)	—	(2.7)

Cash used in investing activities	$—	$(53.8)	$(55.8)	$(72.0)	$—	$(181.6)
Cash flows from financing activities:
Proceeds from senior secured credit facility	—	950.0	—	—	—	950.0
Extinguishment of senior secured credit facility	—	(945.2)	—	—	—	(945.2)
Prepayment fee on early extinguishment of senior secured credit facility	—	(9.5)	—	—	—	(9.5)
Repayments of debt	(3.9)	(7.1)	(0.7)	—	—	(11.7)
Treasury stock purchases	(0.2)	—	—	—	—	(0.2)
Distribution of merger consideration	(4.3)	—	—	—	—	(4.3)
Debt financing fees	—	(11.3)	—	—	—	(11.3)
Distributions to noncontrolling interests	—	—	—	(8.5)	—	(8.5)
Other	(0.8)	—	—	0.3	—	(0.5)

Cash used in financing activities	$(9.2)	$(23.1)	$(0.7)	$(8.2)	$—	$(41.2)
Effect of exchange rate changes on cash and cash equivalents	—	—	—	(3.8)	—	(3.8)

Net change in cash and cash equivalents	$(46.8)	$1.0	$0.1	$22.3	$—	$(23.4)
Cash and cash equivalents, beginning of period	81.4	—	—	49.8	—	131.2

Cash and cash equivalents, end of period	$34.6	$1.0	$0.1	$72.1	$—	$107.8

TRANSUNION CORP. AND SUBSIDIARIES

Consolidating Statement of Cash Flows

For the Twelve Months Ended December 31, 2010

(in millions)

	Parent TransUnion Corp.	Issuers Trans Union LLC and TransUnion Financing Corporation	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Consolidated
Cash flows from operating activities:
Net income (loss)	$36.6	$37.6	$14.3	$65.3	$(108.9)	$44.9
Less: income (loss) from discontinued operations, net of tax	—	—	—	8.2	—	8.2

Income (loss) from continuing operations	$36.6	$37.6	$14.3	$57.1	$(108.9)	$36.7
Adjustments to reconcile income (loss) from continuing operations to net cash provided by (used in) operating activities:
Depreciation and amortization	—	56.9	18.2	6.5	—	81.6
Loss on early extinguishment of debt	—	11.0	—	—	—	11.0
Stock-based incentive compensation	—	28.7	—	—	—	28.7
Deferred financing fees	—	17.1	—	—	—	17.1
Provision (benefit) for losses on trade accounts receivable	—	1.0	(0.1)	0.6	—	1.5
Change in control transaction fees	—	27.7	—	—	—	27.7
Deferred taxes	—	7.9	0.5	4.3	—	12.7
(Gain) loss on sale or exchange of property	—	(3.9)	—	0.1	—	(3.8)
Other	(0.3)	(1.4)	—	(2.4)	0.1	(4.0)
Equity in net (income) loss from subsidiaries	(37.6)	(71.3)	—	—	108.9	—
Dividends received from subsidiaries	1,087.2	23.4	—	—	(1,110.6)	—
Changes in assets and liabilities:
Trade accounts receivable	—	(5.3)	(4.2)	(3.1)	—	(12.6)
Other current and long-term assets	34.2	(20.7)	(15.4)	(0.5)	0.3	(2.1)
Trade accounts payable	—	4.8	5.4	(1.2)	—	9.0
Other current and long-term liabilities	0.8	11.8	(6.8)	(4.4)	(0.3)	1.1

Cash provided by (used in) operating activities of continuing operations	$1,120.9	$125.3	$11.9	$57.0	$(1,110.5)	$204.6
Cash used in operating activities of discontinued operations	—	—	—	(4.2)	—	(4.2)

Cash provided by (used in) operating activities	$1,120.9	$125.3	$11.9	$52.8	$(1,110.5)	$200.4

	Parent TransUnion Corp.	Issuers Trans Union LLC and TransUnion Financing Corporation	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Consolidated
Cash flows from investing activities:
Capital expenditures for property and equipment	—	(26.0)	(11.9)	(8.9)	—	(46.8)
Investments in trading securities	—	(1.3)	—	—	—	(1.3)
Proceeds from sale of trading securities	—	1.3	—	—	—	1.3
Proceeds from sale and redemption of investments in available-for-sale securities	114.4	—	—	—	—	114.4
Proceeds from held-to-maturity securities	—	—	—	4.9	—	4.9
Proceeds from sale of assets of discontinued operations	—	—	—	10.6	—	10.6
Acquisitions and purchases of noncontrolling interests, net of cash acquired	—	(3.1)	—	(14.0)	3.1	(14.0)
Other	—	16.5	—	0.3	(15.5)	1.3

Cash provided by (used in) investing activities	$114.4	$(12.6)	$(11.9)	$(7.1)	$(12.4)	$70.4
Cash flows from financing activities:
Proceeds from senior secured credit facility	—	950.0	—	—	—	950.0
Proceeds from issuance of senior notes	—	645.0	—	—	—	645.0
Proceeds from RFC loan	16.7	—	—	—	—	16.7
Proceeds from revolving line of credit	—	15.0	—	—	—	15.0
Repayments of debt	(89.1)	(520.4)	—	(15.5)	15.5	(609.5)
Treasury stock purchases	(5.4)	—	—	—	—	(5.4)
Distribution of merger consideration	(1,178.6)	—	—	—	—	(1,178.6)
Debt financing fees	—	(85.5)	—	—	—	(85.5)
Change in control transaction fees	—	(27.7)	—	—	—	(27.7)
Dividends to Parent	—	(1,087.2)	—	(23.4)	1,110.6	—
Distributions to noncontrolling interests	—	—	—	(8.6)	—	(8.6)
Other	0.1	(1.9)	—	3.1	(3.2)	(1.9)

Cash provided by (used in) financing activities	$(1,256.3)	$(112.7)	$—	$(44.4)	$1,122.9	$(290.5)
Effect of exchange rate changes on cash and cash equivalents	—	—	—	1.8	—	1.8

Net change in cash and cash equivalents	$(21.0)	$—	$—	$3.1	$—	$(17.9)
Cash and cash equivalents, beginning of period, including cash of discontinued operations of $11.6	102.4	—	—	46.7	—	149.1

Cash and cash equivalents, end of period	$81.4	$—	$—	$49.8	$—	$131.2

TRANSUNION CORP. AND SUBSIDIARIES

Consolidating Statement of Cash Flows

For the Twelve Months Ended December 31, 2009

(in millions)

	Parent TransUnion Corp.	Issuers Trans Union LLC and TransUnion Financing Corporation	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Consolidated
Cash flows from operating activities:
Net income (loss)	$125.4	$127.9	$18.2	$60.1	$(198.1)	$133.5
Less: income (loss) from discontinued operations, net of tax	—	—	—	1.2	—	1.2

Income (loss) from continuing operations	$125.4	$127.9	$18.2	$58.9	$(198.1)	$132.3
Adjustments to reconcile income (loss) from continuing operations to net cash provided by (used in) operating activities:
Depreciation and amortization	—	62.5	13.9	5.2	—	81.6
Stock-based incentive compensation	—	13.4	—	—	—	13.4
Deferred financing fees	—	0.5	—	—	—	0.5
Provision (benefit) for losses on trade accounts receivable	—	2.4	0.1	(0.5)	—	2.0
Deferred taxes	2.0	8.5	0.7	(2.4)	—	8.8
(Gain) loss on sale or exchange of property	(0.5)	0.3	—	—	—	(0.2)
Other	(0.2)	(0.9)	—	(1.0)	—	(2.1)
Equity in net (income) loss from subsidiaries	(127.9)	(70.2)	—	—	198.1	—
Dividends received from subsidiaries	535.7	51.8	—	—	(587.5)	—
Changes in assets and liabilities:
Trade accounts receivable	—	15.8	(0.2)	(2.2)	—	13.4
Other current and long-term assets	(16.1)	41.9	(17.5)	5.1	0.7	14.1
Trade accounts payable	—	1.1	(5.8)	0.7	—	(4.0)
Other current and long-term liabilities	55.0	(65.6)	0.6	2.0	—	(8.0)

Cash provided by (used in) operating activities of continuing operations	$573.4	$189.4	$10.0	$65.8	$(586.8)	$251.8
Cash used in operating activities of discontinued operations	—	—	—	(6.8)	(0.7)	(7.5)

Cash provided by (used in) operating activities	$573.4	$189.4	$10.0	$59.0	$(587.5)	$244.3

	Parent TransUnion Corp.	Issuers Trans Union LLC and TransUnion Financing Corporation	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Eliminations	Consolidated
Cash flows from investing activities:
Capital expenditures for property and equipment	—	(39.7)	(10.0)	(6.6)	—	(56.3)
Investments in trading securities	—	(0.2)	—	—	—	(0.2)
Proceeds from sale of trading securities	—	0.7	—	—	—	0.7
Investments in available-for-sale securities	—	(8.4)	—	—	—	(8.4)
Proceeds from sale and redemption of investments in available-for-sale securities	23.5	6.2	—	—	—	29.7
Investments in held-to-maturity securities	(268.8)	—	—	(5.4)	—	(274.2)
Proceeds from held-to-maturity securities	269.0	—	—	6.0	—	275.0
Acquisitions and purchases of noncontrolling interests, net of cash acquired	—	(101.0)	—	(0.3)	—	(101.3)
Other	—	0.3	—	—	—	0.3

Cash provided by (used in) investing activities	$23.7	$(142.1)	$(10.0)	$(6.3)	$—	$(134.7)
Cash flows from financing activities:
Repayments of debt	(17.3)	(0.5)	—	—	—	(17.8)
Proceeds from secured line of credit	106.4	—	—	—	—	106.4
Proceeds from issuance of long-term debt	—	500.0	—	—	—	500.0
Treasury stock purchases	(907.2)	—	—	—	—	(907.2)
Debt financing fees	—	(11.1)	—	—	—	(11.1)
Dividends to Parent	—	(535.7)	—	(51.8)	587.5	—
Distributions to noncontrolling interests	—	—	—	(7.6)	—	(7.6)

Cash provided by (used in) financing activities	$(818.1)	$(47.3)	$—	$(59.4)	$587.5	$(337.3)
Effect of exchange rate changes on cash and cash equivalents	—	—	—	4.0	—	4.0

Net change in cash and cash equivalents	$(221.0)	$—	$—	$(2.7)	$—	$(223.7)
Cash and cash equivalents, beginning of period, including cash of discontinued operations of $16.8	323.4	—	—	49.4	—	372.8

Cash and cash equivalents, end of period, including cash of discontinued operations of $11.6	$102.4	$—	$—	$46.7	$—	$149.1

27. Subsequent Event

On February 17, 2012, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Spartan Parent Holdings Inc. (“Acquisition Co”) and Spartan Acquisition Sub Inc., entities formed by affiliates of Advent International Corporation (“Advent”) and GS Capital Partners (“GSCP”), pursuant to which Acquisition Co will acquire 100% of the outstanding common stock of the Company. Pursuant to the Merger Agreement, the aggregate purchase price for the outstanding common stock and options to purchase common stock of the Company will be approximately $1.685 billion, plus the assumption or replacement of existing debt. In connection with the Merger Agreement, all existing stockholders of the Company will be entitled to receive cash consideration for their shares, and all existing optionholders will be entitled to receive cash consideration based on the value of their options. It is currently contemplated that certain management stockholders may continue to hold equity interests in the Company (or Acquisition Co) following the closing of the transactions contemplated by the Merger Agreement. The transactions contemplated by the Merger Agreement are expected to close late first quarter or early second quarter of 2012, subject to the satisfaction or waiver of conditions specified in the Merger Agreement, including the expiration or termination of certain waiting periods, or the receipt of clearance, as required, under applicable competition laws. The Merger Agreement contains certain termination rights for Acquisition Co, on the one hand, and the Company, on the other, and further provides that upon termination of the Merger Agreement, under specified circumstances, Acquisition Co would be required to pay the Company a termination fee in varying amounts, depending on the circumstances that resulted in the termination.

TRANSUNION CORP.

Schedule II—Valuation and Qualifying Accounts

(in millions)	Balance at Beginning of Year	Charged to Costs and Expenses	Charged to Other Accounts	Deductions(1)	Balance at End of Year
Allowance for doubtful accounts(2):
Year ended December 31,
2011	$1.7	$1.9	$(0.3)	$(2.1)	$1.2
2010	2.5	1.5	—	(2.3)	1.7
2009	6.5	2.0	(1.2)	(4.8)	2.5
Allowance for deferred tax assets(2):
Year ended December 31,
2011	$12.8	$4.6	$0.2	$(0.7)	$16.9
2010	3.0	9.9	—	(0.1)	3.0
2009	2.5	0.7	—	(0.2)	3.0

(1)	For the allowance for doubtful accounts, includes write-offs of uncollectable accounts.
(2)	Excludes discontinued operations.

TRANSUNION CORP. AND SUBSIDIARIES

Consolidated Balance Sheets

(in millions, except per share data or unless otherwise noted)

	Successor June 30, 2012	Predecessor December 31, 2011
	Unaudited
Assets
Current assets:
Cash and cash equivalents	$86.0	$107.8
Trade accounts receivable, net of allowance of $3.7 and $1.2	169.9	139.4
Other current assets	74.3	55.4
Current assets of discontinued operations	—	0.1

Total current assets	330.2	302.7

Property, plant and equipment, net of accumulated depreciation and amortization of $5.1 and $342.3	113.7	109.0
Other marketable securities	10.6	10.3
Goodwill	1,716.3	275.2
Other intangibles, net	1,972.1	230.8
Other assets	98.2	77.8

Total assets	$4,241.1	$1,005.8

Liabilities and stockholders’ equity
Current liabilities:
Trade accounts payable	$71.8	$75.1
Current portion of long-term debt	10.5	21.8
Other current liabilities	162.5	100.2
Current liabilities of discontinued operations	—	0.4

Total current liabilities	244.8	197.5

Long-term debt	1,695.3	1,579.4
Other liabilities	677.7	53.3

Total liabilities	2,617.8	1,830.2

Stockholders’ equity:
Preferred stock, $0.01 par value; 0 shares authorized; no shares issued or outstanding	—	—
Common stock, $0.01 par value; one thousand shares authorized, one hundred and 29.8 million shares issued at June 30, 2012, and December 31, 2011, respectively; one hundred and 29.8 million shares outstanding as of June 30, 2012, and December 31, 2011, respectively	—	0.3
Additional paid-in capital	1,592.7	893.9
Treasury stock at cost; 0 shares at June 30, 2012, and less than 0.1 million shares December 31, 2011	—	(0.2)
Retained earnings (accumulated deficit)	9.6	(1,739.0)
Accumulated other comprehensive income (loss)	(7.6)	(3.6)

Total TransUnion Corp. stockholders’ equity	1,594.7	(848.6)
Noncontrolling interests	28.6	24.2

Total stockholders’ equity	1,623.3	(824.4)

Total liabilities and stockholders’ equity	$4,241.1	$1,005.8

See accompanying notes to unaudited consolidated financial statements.

TRANSUNION CORP. AND SUBSIDIARIES

Unaudited Consolidated Statements of Income

(in millions)

	Successor	Predecessor
	Two Months Ended June 30, 2012	One Month Ended April 30, 2012	Four Months Ended April 30, 2012	Three Months Ended June 30, 2011	Six Months Ended June 30, 2011
Revenue	$190.9	$92.4	$373.0	$257.5	$503.4

Operating expenses
Cost of services (exclusive of depreciation and amortization below)	74.6	57.0	172.0	110.5	212.1
Selling, general and administrative	50.3	93.9	172.0	65.0	132.5
Depreciation and amortization	29.0	7.3	29.2	21.5	43.2

Total operating expenses	153.9	158.2	373.2	197.0	387.8

Operating income (loss)	37.0	(65.8)	(0.2)	60.5	115.6

Non-operating income and expense
Interest expense	(18.4)	(9.8)	(40.5)	(30.7)	(64.3)
Interest income	0.1	0.2	0.6	0.1	0.3
Other income and (expense), net	0.4	(20.9)	(23.8)	2.6	(56.2)

Total non-operating income and expense	(17.9)	(30.5)	(63.7)	(28.0)	(120.2)

Income (loss) from continuing operations before income taxes	19.1	(96.3)	(63.9)	32.5	(4.6)

(Provision) benefit for income taxes	(8.3)	31.8	11.5	(7.3)	6.6

Income (loss) from continuing operations	10.8	(64.5)	(52.4)	25.2	2.0

Discontinued operations, net of tax	—	—	—	(0.3)	(0.5)

Net income (loss)	10.8	(64.5)	(52.4)	24.9	1.5
Less: net income attributable to noncontrolling interests	(1.2)	(0.6)	(2.5)	(2.0)	(4.1)

Net income (loss) attributable to TransUnion Corp.	$9.6	$(65.1)	$(54.9)	$22.9	$(2.6)

See accompanying notes to unaudited consolidated financial statements.

TRANSUNION CORP. AND SUBSIDIARIES

Unaudited Consolidated Statements of Comprehensive Income

(in millions)

	Successor	Predecessor
	Two Months Ended June 30, 2012	One Month Ended April 30, 2012	Four Months Ended April 30, 2012	Three Months Ended June 30, 2011	Six Months Ended June 30, 2011
Net income (loss)	$10.8	$(64.5)	$(52.4)	$24.9	$1.5

Other comprehensive income (loss), net of tax
Foreign currency translation adjustment	(6.4)	(2.9)	2.5	0.3	(0.6)
Net unrealized loss on hedges	(2.0)	—	—	—	—

Total other comprehensive income (loss), net of tax	(8.4)	(2.9)	2.5	0.3	(0.6)

Comprehensive income (loss)	2.4	(67.4)	(49.9)	25.2	0.9
Less: comprehensive income attributable to noncontrolling interests	(0.4)	(0.1)	(2.8)	(2.1)	(3.9)

Comprehensive income (loss) attributable to TransUnion Corp.	$2.0	$(67.5)	$(52.7)	$23.1	$(3.0)

See accompanying notes to unaudited consolidated financial statements.

TRANSUNION CORP. AND SUBSIDIARIES

Unaudited Consolidated Statements of Cash Flows

(in millions)

	Successor	Predecessor
	Two Months Ended June 30, 2012	Four Months Ended April 30, 2012	Six Months Ended June 30, 2011
Cash flows from operating activities:
Net income (loss)	$10.8	$(52.4)	$1.5
Less: loss from discontinued operations, net of tax	—	—	(0.5)

Income (loss) from continuing operations	10.8	(52.4)	2.0
Adjustments to reconcile income (loss) from continuing operations to net cash provided by operating activities:
Loss on early extinguishment of senior secured credit facility	—	—	59.3
Change in control transaction fees	0.3	20.9	—
Depreciation and amortization	29.0	29.2	43.2
Deferred financing fees	—	3.9	2.5
Amortization of senior notes premium	(2.6)	—	—
Stock-based incentive compensation	—	2.0	2.4
Provision for losses on trade accounts receivable	0.1	3.1	1.5
Equity in net income of affiliates, net of dividends	3.8	(3.7)	(0.8)
Deferred taxes	3.5	(18.3)	(13.5)
Other	0.3	(0.6)	2.0
Changes in assets and liabilities:
Trade accounts receivable	(9.1)	(24.7)	(19.9)
Other current and long-term assets	1.3	1.5	(11.9)
Trade accounts payable	(5.3)	1.6	10.8
Other current and long-term liabilities	(20.8)	89.9	(20.0)

Cash provided by operating activities of continuing operations	11.3	52.4	57.6
Cash used in operating activities of discontinued operations	—	—	(1.3)

Cash provided by operating activities	11.3	52.4	56.3

Cash flows from investing activities:
Capital expenditures for property and equipment	(7.4)	(20.4)	(38.9)
Proceeds from sale of trading securities	—	1.1	9.0
Investments in trading securities	(0.1)	(1.1)	(0.9)
Investments in held-to-maturity securities	—	—	(6.3)
Acquisitions and purchases of noncontrolling interests, net of cash acquired	(10.5)	(0.1)	(4.2)
Other	—	0.9	—

Cash used in investing activities	(18.0)	(19.6)	(41.3)

Cash flows from financing activities:
Proceeds from senior secured credit facility	—	—	950.0
Extinguishment of senior secured credit facility	—	—	(945.2)
Repayments of debt	(2.4)	(14.6)	(7.0)
Debt financing fees	—	(6.1)	(11.3)
Prepayment fee on early extinguishment of senior secured credit facility	—	—	(9.5)
Distribution of merger consideration	—	(1.3)	(0.2)
Change in control transaction fees	(0.3)	(20.9)	—
Other	(0.2)	(2.1)	0.2

Cash used in financing activities	(2.9)	(45.0)	(23.0)
Effect of exchange rate changes on cash and cash equivalents	(0.8)	0.8	(0.4)

Net change in cash and cash equivalents	(10.4)	(11.4)	(8.4)
Cash and cash equivalents, beginning of period	96.4	107.8	131.2

Cash and cash equivalents, end of period	$86.0	$96.4	$122.8

See accompanying notes to unaudited consolidated financial statements.

TRANSUNION CORP. AND SUBSIDIARIES

Unaudited Consolidated Statement of Stockholders’ Equity

(in millions)

	Common Stock		Paid-In Capital	Treasury Stock	Retained Earnings (Accumulated Deficit)	Accumulated Other Comp Income (Loss)	Non-controlling Interests	Total
	Shares	Amount
Predecessor Balance, December 31, 2011	29.8	$0.3	$893.9	$(0.2)	$(1,739.0)	$(3.6)	$24.2	$(824.4)
Net income (loss)					(54.9)		2.5	(52.4)
Other comprehensive income						2.2	0.3	2.5
Stock-based incentive compensation expense			2.0					2.0
Exercise of stock options			0.1					0.1
Impact of share-based awards modification			(3.3)					(3.3)
Distributions to noncontrolling interests							(0.4)	(0.4)
Treasury stock purchased				(1.3)				(1.3)
Effects of merger transaction					(0.4)			(0.4)

Predecessor balance, April 30, 2012	29.8	$0.3	$892.7	$(1.5)	$(1,794.3)	$(1.4)	$26.6	$(877.6)
Purchase accounting adjustments	(29.8)	(0.3)	700.0	1.5	1,794.3	1.4		2,496.9
Net income					9.6		1.2	10.8
Other comprehensive income (loss)						(7.6)	(0.8)	(8.4)
Acquisition of Africa subsidiary							1.9	1.9
Distributions to noncontrolling interests							(0.3)	(0.3)
Treasury stock purchased

Successor balance, June 30, 2012	—	$—	$1,592.7	$—	$9.6	$(7.6)	$28.6	$1,623.3

See accompanying notes to unaudited consolidated financial statements.

TRANSUNION CORP. AND SUBSIDIARIES

Notes to Unaudited Consolidated Financial Statements

1. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying unaudited consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) for interim financial information. In the opinion of management, all adjustments, including normal recurring adjustments, considered necessary for a fair presentation have been included. All significant intercompany transactions and balances have been eliminated. Operating results for the one or four months ended April 30, 2012, or the two months ended June 30, 2012, are not necessarily indicative of the results that may be expected for the full year ending December 31, 2012. These unaudited consolidated financial statements should be read in conjunction with the audited financial statements for 2011 that were included in our Annual Report on Form 10-K, filed with the Securities and Exchange Commission (“SEC”) on February 17, 2012.

2012 Change in Control Transaction

On April 30, 2012, pursuant to an Agreement and Plan of Merger (“Merger Agreement”) with TransUnion Holding Company, Inc. (“TransUnion Holding”), the Company was acquired by affiliates of Advent International Corporation (“Advent”) and GS Capital Partners (“GSCP”) for the aggregate purchase price of $1,592.7 million, plus the assumption of existing debt except for the RFC loan as defined below, which was paid off at closing. As a result, the Company became a wholly-owned subsidiary of TransUnion Holding. To partially fund the acquisition, TransUnion Holding issued $600.0 million aggregate principal amount of 9.625%/10.375% senior PIK toggle notes due 2018. We also increased the revolving commitment amount under our senior secured revolving credit facility by $10.0, from $200.0 million to $210.0 million, and extended the maturity date of $155.0 million of the revolving commitment to February 10, 2017. We refer to these transactions collectively as the 2012 Change in Control Transaction.

The 2012 Change in Control Transaction was accounted for using the acquisition method of accounting in accordance with Accounting Standards Codification (“ASC”) 805, Business Combinations. The guidance prescribes that the basis of the assets acquired and liabilities assumed be recorded at fair value to reflect the purchase price. Under the guidance provided by the Securities and Exchange Commission (“SEC”) Staff Accounting Bulletin Topic 5J, “New Basis of Accounting Required in Certain Circumstances,” the fair value adjustments of the assets acquired and liabilities assumed, which would normally be recorded on the acquiring company’s books, have been pushed-down to the Company because we have become wholly-owned.

The Company continues to operate as the same legal entity subsequent to the 2012 Change in Control Transaction. Periods prior to May 1, 2012, reflect the financial position, results of operations, and changes in financial position of the Company prior to the 2012 Change in Control Transaction (referred to herein as the “Predecessor”) and periods after April 30, 2012, reflect the financial position, results of operations, and changes in financial position of the Company after the 2012 Change in Control Transaction (referred to herein as the “Successor”). Periods after the 2012 Change in Control Transaction are not comparable to prior periods primarily due to the additional amortization of intangibles in subsequent periods resulting from the fair value adjustments of the assets acquired and liabilities assumed, as well as the significant transaction costs incurred due to the acquisition.

Reclassifications

We have reclassified the December 31, 2011, carrying value of internal use software, $93.4 million net of accumulated amortization, from property, plant and equipment to other intangibles to conform to the current period presentation.

Subsequent events

Events and transactions occurring through the date of issuance of the financial statements have been evaluated by management, and when appropriate, recognized or disclosed in the financial statements or notes to the financial statements.

Recently adopted accounting pronouncements

In June 2011, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2011-05, Comprehensive Income—Presentation of Comprehensive Income. The objective of ASU 2011-05 is to improve the comparability, consistency, and transparency of financial reporting and to increase the prominence of items reported in other comprehensive income. This ASU requires companies to present items of net income, other comprehensive income and total comprehensive income in one continuous statement or two separate but consecutive statements. In December 2011, ASU 2011-05 was modified by the issuance of ASU No. 2011-12, Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05. This update deferred certain paragraphs of ASU 2011-05 that would require reclassifications of items from other comprehensive income to net income by component of net income and by component of other comprehensive income on the face of the financial statements. The changes in these updates are required to be applied retrospectively and are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. The Company adopted these standards on January 1, 2012, and now presents comprehensive income in a separate statement following the statement of income.

In September 2011, the FASB issued ASU No. 2011-08, Intangibles—Goodwill and Other—Testing Goodwill for Impairment. The objective of ASU 2011-08 is to simplify how entities test goodwill for impairment. Under the new requirements, the Company will have the option to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If the Company determines it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, further quantitative testing is not required. The changes in this update are effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. The Company adopted this standard on January 1, 2012, and does not expect the adoption of this standard to have a material effect on our consolidated financial statements.

2. 2012 Change in Control Transaction

On April 30, 2012, pursuant to the Merger Agreement, TransUnion Holding acquired 100% of the outstanding stock of the Company. Pursuant to the Merger Agreement, the aggregate purchase price for the outstanding common stock of the Company was $1,592.7 million plus the assumption of existing debt except for the RFC loan as defined below, which was paid off at closing. In connection with the acquisition, all existing stockholders of the Company received cash consideration for their shares and all existing option holders received cash consideration based on the value of their options. Certain members of management continue to hold equity interests in the form of TransUnion Holding common stock. To partially fund the acquisition, TransUnion Holding raised $600 million of new debt in the form of senior unsecured PIK toggle private placement notes at a rate of 9.625%/10.375%, due June 15, 2018. TransUnion Holding is owned 49.5% by affiliates of Advent, 49.5% by affiliates of GSCP and 1% by members of management.

Purchase Price Allocation

The allocation of the purchase price to the identifiable assets acquired and liabilities assumed is preliminary pending final review of the valuation of certain intangible assets, which we expect to complete by December 31, 2012. The preliminary fair value of the assets acquired and the liabilities assumed as of April 30, 2012, consisted of the following:

(in millions)	Fair Value
Property and equipment	$112.8
Identifiable intangible assets	1,994.2
Goodwill(1)	1,708.2
All other assets	462.9

Total assets acquired	$4,278.1
Existing debt (including fair value adjustment)	(1,710.8)
All other liabilities	(948.0)
Noncontrolling interests	(26.6)

Net assets of acquired company	$1,592.7

(1)	For tax purposes, $129.7 million of goodwill is tax deductible.

The excess of the purchase price over the preliminary fair value of the net tangible and identifiable intangible assets acquired and liabilities assumed was recorded as goodwill. The purchase price of TransUnion Corp. exceeded the fair value of the net assets acquired primarily due to growth opportunities and operational efficiencies.

Identifiable Intangible Assets

The preliminary fair value of identifiable intangible assets acquired was based on management’s best estimate of fair value. The preliminary fair values of the intangible assets acquired consisted of the following:

(in millions)	Fair Value	Estimated Useful Life
Database and credit files	$780.0	15 years
Technology software	342.6	7 years
Trademarks, copyrights and patents	545.0	40 years
Customer relationships	308.9	20 years
Other	17.7	3 years

Total identifiable intangible assets	$1,994.2

The weighted-average useful life of identifiable intangible assets is approximately 21.1 years.

Acquisition Costs

The Company incurred $21.2 million of seller-related acquisition costs, including investment banker fees, legal fees, due diligence and other external costs recorded in other income and expense. Of this total, $20.9 was incurred by the predecessor and $0.3 million was incurred by the successor. The Predecessor also incurred $2.7 million of loan fees for a bridge loan that was included in other income and expense and $3.4 million of deferred financing fees related to amendments to the senior secured credit facility and senior notes that were recorded to other current assets and other assets.

3. Marketable Securities

Marketable securities at June 30, 2012, and December 31, 2011, consisted of the following:

	Successor	Predecessor
(in millions)	June 30, 2012	December 31, 2011
Trading securities	$10.6	$10.3

Trading securities are carried at fair market value with unrealized gains and losses included in net income. These securities relate to a nonqualified deferred compensation plan held in trust for the benefit of plan participants. There were no significant realized or unrealized gains or losses for these securities for any of the periods presented.

4. Fair Value

The following table summarizes financial instruments measured at fair value, on a recurring basis, as of June 30, 2012:

(in millions)	Total	Level 1	Level 2	Level 3
Trading securities	$10.6	$10.6	$—	$—
Interest rate swaps	(3.3)	—	(3.3)	—

Total financial instruments at fair value	$7.3	$10.6	$(3.3)	$—

Level 1 investments, which use quoted market prices in active markets for identical assets to establish fair value, consist of exchange-traded mutual funds and publicly traded equity investments valued at their current market prices. Level 2 investments consist of interest rate swaps that are further discussed in Note 12, “Debt.” We determined the fair value of the interest rate swaps using standard valuation models with market-based observable inputs including forward and spot exchange rates and interest rate curves. At June 30, 2012, we did not have any investments valued using Level 3 inputs.

5. Other Current Assets

Other current assets at June 30, 2012, and December 31, 2011, consisted of the following:

	Successor	Predecessor
(in millions)	June 30, 2012	December 31, 2011
Prepaid expenses	$34.8	$37.1
Deferred financing fees	—	3.8
Deferred income tax assets	34.4	8.7
Income taxes receivable	2.4	1.9
Other	2.7	3.9

Total other current assets	$74.3	$55.4

Deferred financing fees decreased $3.8 million from December 31, 2011, primarily due to the purchase accounting fair value adjustment. Deferred income tax assets increased $25.7 million from December 31, 2011, due to the increase in the tax loss carryforward resulting from the costs incurred in connection with the 2012 Change in Control Transaction.

6. Property, Plant and Equipment

As a result of the 2012 Change in Control Transaction, a purchase accounting fair value increase adjustment of $21.1 million was allocated primarily to our corporate headquarter building and related building improvements. Accumulated depreciation for all assets was reduced to zero on April 30, 2012 as a result of purchase accounting adjustments. See Note 2, “2012 Change in Control Transaction.”

Property, plant and equipment at June 30, 2012, and December 31, 2011, consisted of the following:

	Successor	Predecessor
(in millions)	June 30, 2012	December 31, 2011
Purchased software	$19.3	$144.5
Computer equipment and furniture	54.9	242.5
Building and building improvements	41.4	61.1
Land	3.2	3.2

Total cost of property, plant and equipment	118.8	451.3
Less: accumulated depreciation	(5.1)	(342.3)

Total property, plant and equipment, net of accumulated depreciation	$113.7	$109.0

7. Goodwill

As a result of the 2012 Change in Control Transaction, the excess of the purchase price over the preliminary fair value of the net tangible and identifiable intangible assets acquired was recorded as goodwill. See Note 2, “2012 Change in Control Transaction.”

Goodwill allocated to our segments at December 31, 2011, and changes in the carrying amount of goodwill during the six months ended June 30, 2012, consisted of the following:

(in millions)	USIS	International	Interactive	Total
Predecessor balance, December 31, 2011	$147.5	$81.8	$45.9	$275.2
Acquisitions	—	(9.5)	—	(9.5)
Foreign exchange rate adjustment	—	1.8	—	1.8

Predecessor balance, April 30, 2012	$147.5	$74.1	$45.9	$267.5
Purchase accounting adjustments	920.9	411.2	108.6	1,440.7
Acquisitions	—	13.0	—	13.0
Foreign exchange rate adjustment	—	(4.9)	—	(4.9)

Successor balance, June 30, 2012	$1,068.4	$493.4	$154.5	$1,716.3

8. Intangible Assets

As a result of the 2012 Change in Control Transaction, the following purchase accounting fair value adjustments were made to intangible assets: Database and credit files, $719.1 million; internally developed software, $239.1 million; customer and vendor relationships, $257.7 million; trademarks, copyrights and patents, $536.4 million; and noncompete agreements $11.7 million. All accumulated amortization was reduced to zero on April 30, 2012 as a result of purchase accounting adjustments. See Note 2, “2012 Change in Control Transaction.”

Intangible assets at June 30, 2012 and December 31, 2011, consisted of the following:

	Successor			Predecessor
	June 30, 2012			December 31, 2011
(in millions)	Gross	Accumulated Amortization	Net	Gross	Accumulated Amortization	Net
Database and credit files	$778.8	$(8.7)	$770.1	$272.4	$(205.3)	$67.1
Internally developed software	345.5	(8.2)	337.3	241.8	(148.4)	93.4
Customer relationships	307.9	(2.6)	305.3	60.0	(13.8)	46.2
Trademarks, copyrights and patents	545.4	(2.0)	543.4	24.4	(6.5)	17.9
Noncompete and other agreements	16.9	(0.9)	16.0	6.8	(0.6)	6.2

Total intangible assets	$1,994.5	$(22.4)	$1,972.1	$605.4	$(374.6)	$230.8

9. Other Assets

Other assets at June 30, 2012, and December 31, 2011, consisted of the following:

	Successor	Predecessor
(in millions)	June 30, 2012	December 31, 2011
Investments in affiliated companies	$88.8	$42.7
Deferred financing fees	—	23.7
Deposits	8.6	10.7
Other	0.8	0.7

Total other assets	$98.2	$77.8

Investments in affiliated companies increased $46.1 million from December 31, 2011, primarily due to the purchase accounting fair value adjustment to the carrying values of certain investments, primarily our investments in the credit bureaus in Mexico and India. Deferred financing fees decreased $23.7 million from December 31, 2011, primarily due the purchase accounting fair value adjustment.

10. Other Current Liabilities

Other current liabilities at June 30, 2012, and December 31, 2011, consisted of the following:

	Successor	Predecessor
(in millions)	June 30, 2012	December 31, 2011
Payable to parent, TransUnion Holding	$80.4	$—
Accrued payroll	46.9	55.1
Accrued interest	3.8	5.0
Deferred revenue	7.8	13.0
Accrued liabilities	5.8	5.6
Accrued employee benefits	7.3	8.7
Income taxes payable	—	0.1
Other	10.5	12.7

Total other current liabilities	$162.5	$100.2

Payable to parent, TransUnion Holding, increased $80.4 million from December 31, 2011, due to advances received from TransUnion Holding in connection with the 2012 Change in Control Transaction. Accrued payroll decreased $8.2 million from December 31, 2011, primarily due to the payment of accrued 2011 bonuses during the six months ended June 30, 2012. Deferred revenue decreased $5.2 million from December 31, 2011, primarily due to a purchase accounting fair value adjustment to the carrying value of deferred revenue.

11. Other liabilities

Other liabilities at June 30, 2012, and December 31, 2011, consisted of the following:

	Successor	Predecessor
(in millions)	June 30, 2012	December 31, 2011
Deferred income taxes	$659.2	$39.9
Retirement benefits	9.9	9.6
Unrecognized tax benefits	4.6	3.2
Other	4.0	0.6

Total other liabilities	$677.7	$53.3

Deferred income taxes increased $619.3 million from December 31, 2011, primarily due to the purchase accounting fair value adjustments of assets acquired and liabilities assumed for financial statement purposes, but not for tax purposes, as a result of the 2012 Change in Control Transaction and taxes accrued under ASC 740-30 on unremitted foreign earnings as further discussed in Note 13, “Income Taxes.”

12. Debt

Debt outstanding at June 30, 2012, and December 31, 2011, consisted of the following:

	Successor	Predecessor
(in millions)	June 30, 2012	December 31, 2011
Senior secured term loan, payable in quarterly installments through February 10, 2018, including variable interest (5.50% at June 30, 2012) at LIBOR or alternate base rate, plus applicable margin	$938.1	$942.9
Senior secured revolving line of credit, due on February 10, 2017, variable interest (5.11% weighted average at June 30, 2012) at LIBOR or alternate base rate, plus applicable margin	—	—
Senior notes, principal due June 15, 2018, semi-annual interest payments, 11.375% fixed interest per annum, including unamortized fair value adjustment of $121.6	766.6	645.0
RFC loan due December 15, 2018, excluding imputed interest of 11.625%	—	10.3
Note payable for 2007 acquisition, payable in annual installments through 2012, excluding imputed interest of 4.69%	—	0.9
Note payable for 2011 acquisition, payable in annual installments through April 15, 2013, excluding imputed interest of 10.0%	0.9	1.8
Capital lease obligations	0.2	0.3

Total debt	$1,705.8	$1,601.2
Less short-term debt and current maturities	(10.5)	(21.8)

Total long-term debt	$1,695.3	$1,579.4

Senior secured credit facility

In connection with the 2010 Change in Control Transaction discussed in Note 2, “Change in Control,” of our year end audited financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2011, on June 15, 2010, the Company entered into a senior secured credit facility with various lenders. On February 10, 2011, the Company amended and restated its senior secured credit facility to borrow new funds under a new senior secured term loan and replace the senior secured revolving line of credit.

Effective upon the acquisition of TransUnion Corp. by TransUnion Holding as described in Note 2, “2012 Change in Control,” the senior secured credit facility was further amended to increase the applicable margin on the term loan and revolving line of credit borrowings by 75 basis points and 50 basis points, respectively. In addition, the amendment increased the capacity and extended the term on a portion of the revolving line of credit.

This credit facility consists of a seven-year $950.0 million senior secured term loan and a $210.0 million senior secured revolving line of credit. Interest rates on the borrowings are based on the London Interbank Offered Rate (“LIBOR”) unless otherwise elected. The term loan is subject to a floor of 1.50% plus an applicable margin of 4.00%. The revolving line of credit has three tranches subject to floors of 1.50% to 1.75%, plus applicable margins of 3.00% to 5.00%, depending on the tranche and our senior secured net leverage ratio. There is a 0.5% annual commitment fee payable quarterly based on the undrawn portion of the revolving line of credit. With certain exceptions, the obligations are secured by a first-priority security interest in substantially all of the assets of Trans Union LLC, including its investment in subsidiaries. The credit facility contains various restrictions and nonfinancial covenants, along with a senior secured net leverage ratio test that only applies to periods in which we have outstanding amounts drawn on the revolving line of credit. The nonfinancial covenants include restrictions on dividends, investments, dispositions, future borrowings and other specified payments, as well as additional reporting and disclosure requirements. The credit facility restrictions and covenants exclude any impact of the purchase accounting fair value adjustments or the increased amortization expense resulting from the 2012 Change in Control Transaction. We are in compliance with all of the loan covenants.

Under the term loan, the Company is required to make principal payments of 0.25% of the original principal balance at the end of each quarter, with the remaining principal balance due February 10, 2018. The Company will also be required to make additional principal payments beginning in 2013 based on excess cash flows of the prior year. Depending on the senior secured net leverage ratio for the year, a principal payment of between zero and fifty percent of the excess cash flows will be due the following year. Under the revolving line of credit, the first $25.0 million commitment expires June 15, 2015, the next $30.0 million commitment expires February 10, 2016, and the remaining $155.0 million commitment expires on February 10, 2017. The Company did not repay or borrow any funds under its revolving line of credit during the first six months of 2012.

In connection with the refinancing in February 2011, the Company borrowed an additional $4.8 million under the term loan, expensed $49.8 million of unamortized deferred financing fees related to the original term loan and revolving line of credit that was extinguished, and paid and expensed a $9.5 million prepayment premium equal to 1% of the outstanding principal balance of the original term loan. In addition, the Company incurred $11.3 million of deferred financing fees to secure the amended and restated credit facility. These fees were allocated between the term loan and the revolving line of credit.

The deferred financing fees allocated to the term loan are amortized as additional interest expense over the term of the loan using the effective interest rate method. The deferred financing fees allocated to the revolving line of credit are amortized over its term on a straight-line basis, and will be recorded as additional interest expense to the extent we borrow against the revolving line of credit, or as other expense to the extent we do not borrow against the revolving line of credit.

Total interest expense of the Predecessor on these loans for the four months ended April 30, 2012, was $15.6 million, which included $0.5 million of amortization of deferred financing fees on the term loan. Other expense for the four months ended April 30, 2012, included $0.3 million of unused revolving line of credit fees and $0.1 million of amortization of deferred financing fees related to the revolving line of credit. Total interest expense of the successor on these loans for the two months ended June 30, 2012, was $8.8 million. Other expense for the two months ended June 30, 2012, included $0.2 million of unused revolving line of credit fees. Total interest expense of the Predecessor on these loans for the six months ended June 30, 2011, was $26.1 million, which included $1.3 million of amortization of deferred financing fees on the term loan. Other expense of the Predecessor for the six months ended June 30, 2011, included a loss on the extinguishment of debt of $59.3 million consisting of $49.8 million of previously unamortized deferred financing fees and a prepayment premium of $9.5 million as a result of refinancing our senior secured credit facility, $0.5 million of unused revolving line of credit fees, and $0.4 million of amortization of deferred financing fees related to the revolving line of credit.

On April 30, 2012, we entered into swap agreements that will effectively fix the interest payments on a portion of the term loan at 2.033%, plus the applicable margin, beginning March 28, 2013. Under the swap agreements, which we have designated as cash flow hedges, we pay a fixed rate of interest of 2.033% and receive a variable rate of interest equal to the greater of 1.50% or the 3-month LIBOR. The net amount to be paid or received will be recorded as an adjustment to interest expense. The change in fair value of the swap instrument is recorded in accumulated other comprehensive income (loss), net of tax, in the consolidated statements of comprehensive income to the extent the hedge is effective, and in other income and expense in the consolidated statements of income to the extent the hedge is ineffective. The total notional amount of the swaps at June 30, 2012, was $500 million and is scheduled to decrease as scheduled principal payments are made on the term loan. The total fair value of the swap instruments as of June 30, 2012, was a liability of $3.3 million and was included in other liabilities on our consolidated balance sheet. The net of tax unrealized loss on the swap instruments as of June 30, 2012, of $2.0 million was included in accumulated other comprehensive income (loss). Through June 30, 2012, there were no gains or losses related to hedge ineffectiveness. If we elect a non-LIBOR interest rate on our term loan, or if we pay down our term loan below the notional amount of the swaps, the resulting ineffectiveness would be reclassified from accumulated other comprehensive income on our consolidated balance sheet to other income and expense on our consolidated statement of income. The cash flows on the hedge instrument begin on June 28, 2013, and we do not expect to elect a non-LIBOR loan or to pay down our term loan below the notional amount of the swaps in the next 12 months.

Senior notes

In connection with the 2010 Change in Control Transaction, on June 15, 2010, Trans Union LLC and its wholly-owned subsidiary TransUnion Financing Corporation, issued $645.0 million of senior notes to certain private investors. The senior notes mature on June 15, 2018, and accrue interest at a fixed rate of 11.375% per annum, payable semi-annually. Pursuant to a registration rights agreement, these senior notes have been registered with the SEC. The indenture governing the senior notes contains nonfinancial covenants that include restrictions on dividends, investments, dispositions, future borrowings and other specified payments, as well as additional reporting and disclosure requirements. The senior notes covenants exclude any impact of the purchase accounting fair value adjustments or the increased amortization expense resulting from the 2012 Change in Control Transaction. We are in compliance with all covenants under the indenture. As a result of the 2012 Change in Control Transaction, a purchase accounting fair value adjustment increase of $124.2 million was allocated to the senior notes.

Total interest expense of the Predecessor on the senior notes for the four months ended April 30, 2012, was $25.1 million, which included $0.6 million of deferred financing fees that were amortized as additional interest expense. Total interest expense of the Successor on the senior notes for the two months ended June 30, 2012, was $9.6 million, which included a reduction to interest expense of $2.6 million for the amortization of the purchase accounting fair value adjustment. Total interest expense of the Predecessor for the senior notes for the six months ended June 30, 2011, was $37.5 million, which included $0.8 million of deferred financing fees that were amortized as additional interest expense.

RFC loan

In connection with the 2010 Change in Control Transaction, on June 15, 2010, the Company borrowed $16.7 million from an entity owned by Pritzker family business interests under the foreign cash loan (the “RFC loan”). The RFC loan was an unsecured, non-interest bearing note, discounted by $2.5 million for imputed interest. Interest expense was calculated under the effective interest method using an imputed interest rate of 11.625%. Total interest expense of the Predecessor on this loan for the four months ended April 30, 2012, was $0.3 million. The Company repaid the remaining principal of the loan in connection with the 2012 Change in Control Transaction as discussed in Note 2, “2012 Change in Control Transaction.” Total interest expense of the Predecessor on this loan for the six months ended June 30, 2011, was $0.7 million. The Predecessor repaid $5.1 million of principal and imputed interest during the six months ended June 30, 2011.

Note Payable for 2011 acquisition of noncontrolling interests

On April 15, 2011, we acquired the remaining 20% ownership interest in our South Africa subsidiary, TransUnion Analytic and Decision Services (Proprietary) Limited, from the noncontrolling shareholders. In connection with this acquisition, we issued a note to the sellers for $2.0 million. The note is an unsecured, non-interest bearing note, discounted by $0.2 million for imputed interest, due in annual installments of $1.0 million on April 15, 2012, and April 15, 2013. Interest expense is calculated under the effective interest method using an imputed interest rate of 10.0%. Total interest expense of the Successor on this loan for the two months ended June 30, 2012, was less than $0.1 million. Total interest expense of the Predecessor on this loan for the four months ended April 30, 2012, was less than $0.1 million. Total interest expense of the Successor on this loan for the six months ended June 30, 2011, was less than $0.1 million.

13. Income Taxes

The reconciliation of the U.S. federal statutory tax rate to our effective tax rate is as follows for all periods presented:

	Successor		Predecessor

	Two Months Ended June 30, 2012		One Month Ended April 30, 2012		Four Months Ended April 30, 2012		Three Months Ended June 30, 2011		Six Months Ended June 30, 2011

(in millions)	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
Income (loss) from continuing operations before income taxes	$19.1		$(96.3)		$(63.9)		$32.5		$(4.6)
Provision (benefit) for income taxes at statutory rate	6.7	35.0%	(33.7)	35.0%	(22.4)	35.0%	11.4	35.0%	(1.6)	35.0%
Application of ASC 740-30 and Subpart F to foreign earnings	2.2	11.5%	(3.0)	3.1%	5.0	(7.8)%	—	—	—	—
2012 and 2010 Change in Control Transaction costs	—	—	2.0	(2.1)%	2.8	(4.4)%	(4.7)	(14.5)%	(4.7)	102.2%
Credits and other	(0.6)	(3.0)%	2.9	(3.0)%	3.1	(4.8)%	0.6	2.0%	(0.3)	6.3%

Totals	$8.3	43.5%	$(31.8)	33.0%	$(11.5)	18.0%	$7.3	22.5%	$(6.6)	143.5%

Effective January 1, 2012, the look-through rule under subpart F of the U.S. Internal Revenue Code expired. The subpart F provisions require U.S. corporate shareholders to recognize current U.S. taxable income from passive income at foreign subsidiaries, such as dividends received, regardless of whether that income is further remitted to the U.S. The look-through rule had provided an exception to this recognition for subsidiary passive income attributable to an active business. Beginning in 2012, under ASC 740-30, we recorded tax expense for the income tax we would incur under subpart F if our foreign earnings were distributed up our foreign chain of ownership, but not remitted to the U.S. In calculating the tax effect on unremitted foreign earnings, we include the benefit of any related foreign tax credits. The tax deductible transaction costs incurred in connection with the 2012 Change in Control Transaction significantly reduced the amount of foreign tax credits available to offset our tax expense, including the tax on unremitted foreign earnings. For both the 2010 and the 2012 Change in Control Transactions, there were transaction costs incurred that were expensed for GAAP accounting purposes under ASC 805, but considered non-deductible for tax purposes.

The effective tax rate was 43.5% for the two months ended June 30, 2012. This tax rate was higher than the U.S. federal statutory rate of 35%, primarily due to the application of ASC 740-30 to unremitted foreign earnings.

For the one month ended April 30, 2012, we reported a loss from continuing operations before income taxes. The effective tax benefit rate for this period of 33.0% was slightly lower than the 35% statutory rate primarily due to the non-deductibility of certain costs incurred in connection with the 2012 Change in Control Transaction and limitations on our foreign tax credits.

For the four months ended April 30, 2012, we also reported a loss from continuing operations before income taxes. The effective tax benefit rate for this period of 18.0% was lower than the 35% statutory rate primarily due to the application of ASC 740-30 to our unremitted foreign earnings, the non-deductibility of certain costs incurred in connection with the 2012 Change in Control Transaction and limitations on our foreign tax credits.

The effective tax rate was 22.5% for the three months ended June 30, 2011. This rate was lower than the 35% statutory rate primarily due to the determination of tax deductibility for certain costs incurred in connection with the 2010 Change in Control Transaction.

For the six months ended June 30, 2011, we reported a loss from continuing operations before income taxes and recorded a tax benefit on the loss. The effective tax benefit rate for this period of 143.5% was higher than the 35% statutory rate due to the determination of tax deductibility for certain costs incurred in connection with the 2010 Change in Control Transaction.

As a result of the 2012 Change in Control Transaction, the $600 million in new debt raised by TransUnion Holding and the increased debt service requirements relating to that new debt, TransUnion Holding does not assert that accumulated unremitted foreign earnings as of April 30, 2012, will remain offshore. TransUnion Holding’s position is different from the Company’s historical assertion that it was indefinitely reinvested outside the U.S. for all unremitted foreign earnings. As such, the Company has recorded the full U.S. tax cost, net of related foreign tax credits, associated with remitting these earnings back to the U.S.

The total amount of unrecognized tax benefits as of June 30, 2012, and December 31, 2011, was $4.6 million and $3.2 million, respectively, and those same amounts would affect the effective tax rate, if recognized, as of those respective dates. The accrued interest payable for taxes as of June 30, 2012, and December 31, 2011, was $0.4 million and $0.5 million, respectively. There was no significant liability for tax penalties as of June 30, 2012, or December 31, 2011. We are regularly audited by federal, state and foreign taxing authorities. Given the uncertainties inherent in the audit process, it is reasonably possible that certain audits could result in a significant increase or decrease in the total amounts of unrecognized tax benefits.

14. Operating Segments

Operating segments are businesses for which separate financial information is available and evaluated regularly by the chief operating decision-maker in deciding how to allocate resources. This segment financial information is reported on the basis that is used for the internal evaluation of operating performance. The accounting policies of the segments are the same as described in Note 1, “Significant Accounting and Reporting Policies,” of our audited financial statements for 2011 included in our Annual Report on Form 10-K, filed with the SEC.

We evaluate the performance of segments based on revenue and operating income. Intersegment sales and transfers have been eliminated and were not material.

The following is a more detailed description of the three operating segments and the Corporate unit, which provides support services to each operating segment:

U.S. Information Services

U.S. Information Services (“USIS”) provides consumer reports, credit scores, verification services, analytical services and decisioning technology to businesses in the United States through both direct and indirect channels. These services are offered to customers in the financial services, insurance, healthcare and other markets. These business customers use our products and services to acquire new customers, identify cross-selling opportunities, measure and manage debt portfolio risk, collect debt, and manage fraud. This segment also provides mandated consumer services, including dispute investigations, free annual credit reports and other requirements of the United States Fair Credit Reporting Act (“FCRA”), the Fair and Accurate Credit Transactions Act of 2003 (“FACTA”), and other credit-related legislation.

International

The International segment provides services similar to our USIS segment to business customers outside the United States and automotive information and commercial data to customers in select geographies. Depending on the maturity of the credit economy in each location, services may include credit reports, analytical and decision services, and risk management services. These services are offered to customers in a number of industries, including financial services, insurance, automotive, collections and communications, and are delivered through both direct and indirect channels. The International segment also provides consumer services similar to those offered in our Interactive segment, such as credit reports, credit scores and credit monitoring services. The two market groups in the International segment are developed markets, which includes Canada, Hong Kong and Puerto Rico, and emerging markets, which includes South Africa, Mexico, Brazil, the Dominican Republic, India and other emerging markets.

Interactive

Interactive provides services to consumers, including credit reports, scores and credit and identity monitoring services, primarily through the internet. The majority of revenue is derived from subscribers who pay a monthly fee for access to their credit report and score, and for alerts related to changes in their credit reports.

Corporate

Corporate provides shared services for the Company and conducts enterprise functions. Certain costs incurred in Corporate that are not directly attributable to one or more of the operating segments remain in Corporate. These costs are typically for enterprise-level functions and are primarily administrative in nature.

Selected financial information of the Successor for the two months ended June 30, 2012, and for the Predecessor for the one and four months ended April 30, 2012, and the three and six months ended June 30, 2011, consisted of the following:

	Successor		Predecessor
	Two Months Ended June 30, 2012		One Month Ended April 30, 2012		Four Months Ended April 30, 2012
(in millions)	Revenue	Operating income (loss)	Revenue	Operating income (loss)	Revenue	Operating income (loss)
U.S. Information Services	$123.2	$33.2	$57.3	$(22.4)	$238.1	$33.2
International	37.5	3.1	20.0	(9.5)	76.6	5.3
Interactive	30.2	11.1	15.1	3.1	58.3	13.0
Corporate	—	(10.4)	—	(37.0)	—	(51.7)

Total	$190.9	$37.0	$92.4	$(65.8)	$373.0	$(0.2)

	Predecessor
	Three Months Ended June 30, 2011		Six Months Ended June 30, 2011
(in millions)	Revenue	Operating income (loss)	Revenue	Operating income (loss)
U.S. Information Services	$165.7	$42.3	$325.2	$86.4
International	54.5	16.4	104.9	30.9
Interactive	37.3	14.7	73.3	23.7
Corporate	—	(12.9)	—	(25.4)

Total	$257.5	$60.5	$503.4	$115.6

A reconciliation of operating income (loss) to income (loss) from continuing operations before income tax of the Successor for the two months ended June 30, 2012, and for the Predecessor for the one and four months ended April 30, 2012, and the three and six months ended June 30, 2011, was as follows:

	Successor	Predecessor
(in millions)	Two Months Ended June 30, 2012	One Month Ended April 30, 2012	Four Months Ended April 30, 2012	Three Months Ended June 30, 2011	Six Months Ended June 30, 2011
Operating income (loss) from segments	$37.0	$(65.8)	$(0.2)	$60.5	$115.6
Non-operating income and expense	(17.9)	(30.5)	(63.7)	(28.0)	(120.2)

Income (loss) from continuing operations before income taxes	$19.1	$(96.3)	$(63.9)	$32.5	$(4.6)

Other income and expense, net, included earnings (losses) from equity method investments of the Successor for the two months ended June 30, 2012, and for the Predecessor for the one and four months ended April 30, 2012, and the three and six months ended June 30, 2011, was as follows:

	Successor	Predecessor
(in millions)	Two Months Ended June 30, 2012	One Month Ended April 30, 2012	Four Months Ended April 30, 2012	Three Months Ended June 30, 2011	Six Months Ended June 30, 2011
U.S. Information Services	$0.3	$0.1	$0.5	$0.4	$0.5
International	2.1	0.9	3.6	2.8	6.1
Interactive	—	—	—	—	—

Total	$2.4	$1.0	$4.1	$3.2	$6.6

15. Stock-Based Compensation

During 2012, the following stock options were granted:

Stock options granted	Number of options granted	Weighted Average Exercise Price	Weighted Average Fair Value of Underlying Stock	Weighted Average Intrinsic Value Per Option	Weighted Average Fair Value Per Option
First quarter 2012 service condition awards	27,800	$44.47	$44.47	$—	$15.74
First quarter 2012 market condition awards	27,800	44.47	44.47	—	15.15

Totals	55,600	44.47	44.47	—	15.45

On April 30, 2012, in connection with the 2012 Change in Control Transaction, all unvested stock options previously issued to employees under the TransUnion Corp. 2010 Management Equity Plan immediately vested. As a result, the Predecessor recognized $88.0 million of additional stock-based compensation expense, approximately $56.3 million net of tax, in addition to $2.0 million of recurring stock-based compensation for 2012 through the date of acquisition. See Note 2, “2012 Change in Control Transaction.”

16. Contingencies

Litigation

Due to the nature of our businesses, claims against us will occur in the ordinary course of business. Some of these claims are, or purport to be, class actions that seek substantial damage amounts, including punitive damages. Claimants may seek modifications of business practices, financial incentives or replacement of products or services. We regularly review all claims to determine whether a loss is probable and, if probable, whether the loss can be reasonably estimated. If a loss is probable and can be reasonably estimated, an appropriate reserve is accrued, taking into consideration legal positions, contractual obligations and applicable insurance coverages, and included in other current liabilities. We believe that the reserves established for pending or threatened claims are appropriate based on the facts currently known. Due to the uncertainties inherent in the investigation and resolution of a claim, however, additional losses may be incurred that could materially affect our financial results. Legal fees for ongoing litigation are considered a period cost and are expensed as incurred. See Part II, Item 1, “Legal Proceedings,” for additional information.

17. Financial Statements of Guarantors

As discussed in Note 12, “Debt,” the obligations under the senior notes are unsecured obligations of Trans Union LLC and TransUnion Financing Corporation. However they are guaranteed by TransUnion Corp. and certain wholly owned domestic subsidiaries of Trans Union LLC. The guarantees of the guarantors are joint, several, full and unconditional. The accompanying consolidating financial information presents the financial position, results of operations and cash flows of the parent guarantor, the issuers, the guarantor subsidiaries as a group, and the non-guarantor subsidiaries as a group. Each entity’s investments in its subsidiaries, if any, are presented under the equity method. The domestic tax provision and related taxes receivable and payable, and the domestic deferred tax assets and liabilities, are prepared on a consolidated basis and are not fully allocated to individual legal entities. As a result, the information presented is not intended to present the financial position or results of operations of those entities on a stand-alone basis.

TRANSUNION CORP. AND SUBSIDIARIES

Unaudited Consolidating Balance Sheet—Successor

June 30, 2012

(in millions)

	Parent TransUnion Corp.	Issuers Trans Union LLC and TransUnion Financing Corporation	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Assets
Current assets:
Cash and cash equivalents	$33.4	$—	$—	$52.6	$—	$86.0
Trade accounts receivable, net	—	101.9	21.5	46.5	—	169.9
Due from (to) affiliates	58.1	(124.9)	24.2	48.1	(5.5)	—
Other current assets	19.8	47.9	(0.1)	6.7	—	74.3

Total current assets	111.3	24.9	45.6	153.9	(5.5)	330.2

Property, plant and equipment, net	—	89.6	8.5	15.6	—	113.7
Other marketable securities	—	10.6	—	—	—	10.6
Goodwill	(0.7)	1,272.3	263.5	181.2	—	1,716.3
Other intangibles, net	—	1,782.7	112.7	76.7	—	1,972.1
Other assets	1,504.1	861.2	2.5	55.9	(2,325.5)	98.2

Total assets	$1,614.7	$4,041.3	$432.8	$483.3	$(2,331.0)	$4,241.1

Liabilities and stockholders’ equity
Current liabilities:
Trade accounts payable	$—	$38.9	$19.7	$13.2	$—	$71.8
Current portion of long-term debt	—	9.5	—	6.5	(5.5)	10.5
Other current liabilities	87.2	51.7	6.8	16.8	—	162.5

Total current liabilities	87.2	100.1	26.5	36.5	(5.5)	244.8

Long-term debt	—	1,695.2	—	6.6	(6.5)	1,695.3
Other liabilities	(67.2)	670.6	12.5	61.8	—	677.7

Total liabilities	20.0	2,465.9	39.0	104.9	(12.0)	2,617.8

Total TransUnion Corp. stockholders’ equity	1,594.7	1,575.4	393.8	349.8	(2,319.0)	1,594.7
Noncontrolling interests	—	—	—	28.6	—	28.6

Total stockholders’ equity	1,594.7	1,575.4	393.8	378.4	(2,319.0)	1,623.3

Total liabilities and stockholders’ equity	$1,614.7	$4,041.3	$432.8	$483.3	$(2,331.0)	$4,241.1

TRANSUNION CORP. AND SUBSIDIARIES

Audited Consolidating Balance Sheet—Predecessor

December 31, 2011

(in millions)

	Parent TransUnion Corp.	Issuers Trans Union LLC and TransUnion Financing Corporation	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Assets
Current assets:
Cash and cash equivalents	$34.6	$1.0	$0.1	$72.1	$—	$107.8
Trade accounts receivable, net	—	89.5	15.0	34.9	—	139.4
Due from (to) affiliates	19.7	(40.7)	3.0	18.0	—	—
Other current assets	9.2	41.8	—	4.4	—	55.4
Current assets of discontinued operations	—	—	—	0.1	—	0.1

Total current assets	63.5	91.6	18.1	129.5	—	302.7

Property, plant and equipment, net	—	73.5	9.4	26.1	—	109.0
Other marketable securities	—	10.3	—	—	—	10.3
Goodwill	—	6.3	189.9	79.0	—	275.2
Other intangibles, net	—	127.9	73.5	29.4	—	230.8
Other assets	(877.5)	526.3	2.4	39.4	387.2	77.8

Total assets	$(814.0)	$835.9	$293.3	$303.4	$387.2	$1,005.8

Liabilities and stockholders’ equity
Current liabilities:
Trade accounts payable	$0.3	$46.0	$16.8	$12.0	$—	$75.1
Current portion of long-term debt	10.3	9.5	0.9	1.1	—	21.8
Other current liabilities	24.0	49.0	6.7	20.5	—	100.2
Current liabilities of discontinued operations	—	—	—	0.4	—	0.4

Total current liabilities	34.6	104.5	24.4	34.0	—	197.5

Long-term debt	—	1,578.4	—	7.5	(6.5)	1,579.4
Other liabilities	—	30.3	6.5	16.5	—	53.3

Total liabilities	34.6	1,713.2	30.9	58.0	(6.5)	1,830.2

Total TransUnion Corp. stockholders’ equity	(848.6)	(877.3)	262.4	221.2	393.7	(848.6)
Noncontrolling interests	—	—	—	24.2	—	24.2

Total stockholders’ equity	(848.6)	(877.3)	262.4	245.4	393.7	(824.4)

Total liabilities and stockholders’ equity	$(814.0)	$835.9	$293.3	$303.4	$387.2	$1,005.8

TRANSUNION CORP. AND SUBSIDIARIES

Unaudited Consolidating Statement of Income—Successor

For the Two Months Ended June 30, 2012

(in millions)

	Parent TransUnion Corp.	Issuers Trans Union LLC and TransUnion Financing Corporation	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Revenue	$—	$117.0	$42.4	$43.6	$(12.1)	$190.9

Operating expenses
Cost of services	—	51.5	18.0	13.3	(8.2)	74.6
Selling, general and administrative	—	31.2	11.3	11.9	(4.1)	50.3
Depreciation and amortization	—	23.8	3.1	2.1	—	29.0

Total operating expenses	—	106.5	32.4	27.3	(12.3)	153.9

Operating income	—	10.5	10.0	16.3	0.2	37.0

Non-operating income and expense
Interest expense	—	(18.4)	—	(0.1)	0.1	(18.4)
Interest income	—	—	—	0.2	(0.1)	0.1
Other income and (expense), net	14.0	22.2	—	(0.2)	(35.6)	0.4

Total non-operating income and expense	14.0	3.8	—	(0.1)	(35.6)	(17.9)

Income (loss) before income taxes	14.0	14.3	10.0	16.2	(35.4)	19.1

Provision for income taxes	(4.4)	—	—	(3.9)	—	(8.3)

Net income (loss)	9.6	14.3	10.0	12.3	(35.4)	10.8

Less: net income attributable to noncontrolling interests	—	—	—	(1.2)	—	(1.2)

Net income (loss) attributable to TransUnion Corp.	$9.6	$14.3	$10.0	$11.1	$(35.4)	$9.6

TRANSUNION CORP. AND SUBSIDIARIES

Unaudited Consolidating Statement of Comprehensive Income—Successor

For the Two Months Ended June 30, 2012

(in millions)

	Parent TransUnion Corp.	Issuers Trans Union LLC and TransUnion Financing Corporation	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Net income (loss)	$9.6	$14.3	$10.0	$12.3	$(35.4)	$10.8

Other comprehensive income (loss), net of tax
Foreign currency translation adjustment	—	—	—	(6.4)	—	(6.4)
Net unrealized loss on hedges	—	(2.0)	—	—	—	(2.0)

Total other comprehensive income (loss), net of tax	—	(2.0)	—	(6.4)	—	(8.4)

Comprehensive income (loss)	9.6	12.3	10.0	5.9	(35.4)	2.4
Less: comprehensive income attributable to noncontrolling interests	—	—	—	(0.4)	—	(0.4)

Comprehensive income (loss) attributable to TransUnion Corp.	$9.6	$12.3	$10.0	$5.5	$(35.4)	$2.0

TRANSUNION CORP. AND SUBSIDIARIES

Unaudited Consolidating Statement of Income—Predecessor

For the One Month Ended April 30, 2012

(in millions)

	Parent TransUnion Corp.	Issuers Trans Union LLC and TransUnion Financing Corporation	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Revenue	$—	$54.9	$21.2	$22.4	$(6.1)	$92.4

Operating expenses
Cost of services	—	42.7	9.2	9.4	(4.3)	57.0
Selling, general and administrative	—	75.0	8.6	12.1	(1.8)	93.9
Depreciation and amortization	—	4.9	1.4	1.0	—	7.3

Total operating expenses	—	122.6	19.2	22.5	(6.1)	158.2

Operating income (loss)	—	(67.7)	2.0	(0.1)	—	(65.8)

Non-operating income and expense
Interest expense	—	(9.8)	—	(0.1)	0.1	(9.8)
Interest income	—	—	—	0.2	—	0.2
Other income and (expense), net	(96.9)	0.3	—	(0.5)	76.2	(20.9)

Total non-operating income and expense	(96.9)	(9.5)	—	(0.4)	76.3	(30.5)

Income (loss) before income taxes	(96.9)	(77.2)	2.0	(0.5)	76.3	(96.3)

(Provision) benefit for income taxes	31.8	(1.3)	—	1.3	—	31.8

Net income (loss)	(65.1)	(78.5)	2.0	0.8	76.3	(64.5)

Less: net income attributable to noncontrolling interests	—	—	—	(0.6)	—	(0.6)

Net income (loss) attributable to TransUnion Corp.	$(65.1)	$(78.5)	$2.0	$0.2	$76.3	$(65.1)

TRANSUNION CORP. AND SUBSIDIARIES

Unaudited Consolidating Statement of Comprehensive Income—Predecessor

For the One Month Ended April 30, 2012

(in millions)

	Parent TransUnion Corp.	Issuers Trans Union LLC and TransUnion Financing Corporation	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Net income (loss)	$(65.1)	$(78.5)	$2.0	$0.8	$76.3	$(64.5)

Other comprehensive income (loss), net of tax
Foreign currency translation adjustment	—	—	—	(2.9)	—	(2.9)

Total other comprehensive income (loss), net of tax	—	—	—	(2.9)	—	(2.9)

Comprehensive income (loss)	(65.1)	(78.5)	2.0	(2.1)	76.3	(67.4)
Less: comprehensive income attributable to noncontrolling interests	—	—	—	(0.1)	—	(0.1)

Comprehensive income (loss) attributable to TransUnion Corp.	$(65.1)	$(78.5)	$2.0	$(2.2)	$76.3	$(67.5)

TRANSUNION CORP. AND SUBSIDIARIES

Unaudited Consolidating Statement of Income—Predecessor

For the Four Months Ended April 30, 2012

(in millions)

	Parent TransUnion Corp.	Issuers Trans Union LLC and TransUnion Financing Corporation	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Revenue	$—	$228.7	$82.5	$84.6	$(22.8)	$373.0

Operating expenses
Cost of services	—	122.6	36.1	29.6	(16.3)	172.0
Selling, general and administrative	0.1	120.0	30.5	28.3	(6.9)	172.0
Depreciation and amortization	—	19.8	5.9	3.5	—	29.2

Total operating expenses	0.1	262.4	72.5	61.4	(23.2)	373.2

Operating income (loss)	(0.1)	(33.7)	10.0	23.2	0.4	(0.2)

Non-operating income and expense
Interest expense	(0.3)	(40.2)	—	(0.3)	0.3	(40.5)
Interest income	0.3	0.3	—	0.3	(0.3)	0.6
Other income and (expense), net	(72.7)	23.4	—	(0.4)	25.9	(23.8)

Total non-operating income and expense	(72.7)	(16.5)	—	(0.4)	25.9	(63.7)

Income (loss) before income taxes	(72.8)	(50.2)	10.0	22.8	26.3	(63.9)

(Provision) benefit for income taxes	17.9	(1.6)	—	(4.8)	—	11.5

Net income (loss)	(54.9)	(51.8)	10.0	18.0	26.3	(52.4)

Less: net income attributable to noncontrolling interests	—	—	—	(2.5)	—	(2.5)

Net income (loss) attributable to TransUnion Corp.	$(54.9)	$(51.8)	$10.0	$15.5	$26.3	$(54.9)

TRANSUNION CORP. AND SUBSIDIARIES

Unaudited Consolidating Statement of Comprehensive Income—Predecessor

For the Four Months Ended April 30, 2012

(in millions)

	Parent TransUnion Corp.	Issuers Trans Union LLC and TransUnion Financing Corporation	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Net income (loss)	$(54.9)	$(51.8)	$10.0	$18.0	$26.3	$(52.4)

Other comprehensive income, net of tax
Foreign currency translation adjustment	—	—	—	2.5	—	2.5

Total other comprehensive income, net of tax	—	—	—	2.5	—	2.5

Comprehensive income (loss)	(54.9)	(51.8)	10.0	20.5	26.3	(49.9)
Less: comprehensive income attributable to noncontrolling interests	—	—	—	(2.8)	—	(2.8)

Comprehensive income (loss) attributable to TransUnion Corp.	$(54.9)	$(51.8)	$10.0	$17.7	$26.3	$(52.7)

TRANSUNION CORP. AND SUBSIDIARIES

Unaudited Consolidating Statement of Income—Predecessor

For the Three Months Ended June 30, 2011

(in millions)

	Parent TransUnion Corp.	Issuers Trans Union LLC and TransUnion Financing Corporation	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Revenue	$—	$159.6	$52.7	$61.2	$(16.0)	$257.5

Operating expenses
Cost of services	—	78.0	24.3	20.3	(12.1)	110.5
Selling, general and administrative	0.1	40.6	14.7	13.8	(4.2)	65.0
Depreciation and amortization	—	15.4	4.3	1.8	—	21.5

Total operating expenses	0.1	134.0	43.3	35.9	(16.3)	197.0

Operating income (loss)	(0.1)	25.6	9.4	25.3	0.3	60.5

Non-operating income and expense
Interest expense	(0.3)	(30.4)	—	—	—	(30.7)
Interest income	—	—	—	0.1	—	0.1
Other income and (expense), net	22.2	28.1	—	(0.5)	(47.2)	2.6

Total non-operating income and expense	21.9	(2.3)	—	(0.4)	(47.2)	(28.0)

Income (loss) from continuing operations before income taxes	21.8	23.3	9.4	24.9	(46.9)	32.5

Benefit (provision) for income taxes	1.1	(1.1)	—	(7.3)	—	(7.3)

Income (loss) from continuing operations	22.9	22.2	9.4	17.6	(46.9)	25.2

Discontinued operations, net of tax	—	—	—	(0.3)	—	(0.3)

Net income (loss)	22.9	22.2	9.4	17.3	(46.9)	24.9
Less: net income attributable to noncontrolling interests	—	—	—	(2.0)	—	(2.0)

Net income (loss) attributable to TransUnion Corp.	$22.9	$22.2	$9.4	$15.3	$(46.9)	$22.9

TRANSUNION CORP. AND SUBSIDIARIES

Unaudited Consolidating Statement of Comprehensive Income—Predecessor

For the Three Months Ended June 30, 2011

(in millions)

	Parent TransUnion Corp.	Issuers Trans Union LLC and TransUnion Financing Corporation	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Net income (loss)	$22.9	$22.2	$9.4	$17.3	$(46.9)	$24.9

Other comprehensive income, net of tax

Foreign currency translation adjustment	—	—	—	0.3	—	0.3

Total other comprehensive income, net of tax	—	—	—	0.3	—	0.3

Comprehensive income (loss)	22.9	22.2	9.4	17.6	(46.9)	25.2
Less: comprehensive income attributable to noncontrolling interests	—	—	—	(2.1)	—	(2.1)

Comprehensive income (loss) attributable to TransUnion Corp.	$22.9	$22.2	$9.4	$15.5	$(46.9)	$23.1

TRANSUNION CORP. AND SUBSIDIARIES

Unaudited Consolidating Statement of Income—Predecessor

For the Six Months Ended June 30, 2011

(in millions)

	Parent TransUnion Corp.	Issuers Trans Union LLC and TransUnion Financing Corporation	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Revenue	$—	$313.3	$103.5	$116.8	$(30.2)	$503.4

Operating expenses
Cost of services	—	148.3	45.6	38.7	(20.5)	212.1
Selling, general and administrative	0.1	79.9	34.9	28.0	(10.4)	132.5
Depreciation and amortization	—	30.8	8.8	3.6	—	43.2

Total operating expenses	0.1	259.0	89.3	70.3	(30.9)	387.8

Operating income (loss)	(0.1)	54.3	14.2	46.5	0.7	115.6

Non-operating income and expense
Interest expense	(0.7)	(63.6)	—	—	—	(64.3)
Interest income	—	—	—	0.3	—	0.3
Other income and (expense), net	(23.2)	(11.6)	—	(1.3)	(20.1)	(56.2)

Total non-operating income and expense	(23.9)	(75.2)	—	(1.0)	(20.1)	(120.2)

Income (loss) from continuing operations before income taxes	(24.0)	(20.9)	14.2	45.5	(19.4)	(4.6)

Benefit (provision) for income taxes	21.4	(2.3)	—	(12.5)	—	6.6

Income (loss) from continuing operations	(2.6)	(23.2)	14.2	33.0	(19.4)	2.0

Discontinued operations, net of tax	—	—	—	(0.5)	—	(0.5)

Net income (loss)	(2.6)	(23.2)	14.2	32.5	(19.4)	1.5
Less: net income attributable to noncontrolling interests	—	—	—	(4.1)	—	(4.1)

Net income (loss) attributable to TransUnion Corp.	$(2.6)	$(23.2)	$14.2	$28.4	$(19.4)	$(2.6)

TRANSUNION CORP. AND SUBSIDIARIES

Unaudited Consolidating Statement of Comprehensive Income—Predecessor

For the Six Months Ended June 30, 2011

(in millions)

	Parent TransUnion Corp.	Issuers Trans Union LLC and TransUnion Financing Corporation	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Net income (loss)	$(2.6)	$(23.2)	$14.2	$32.5	$(19.4)	$1.5

Other comprehensive income (loss), net of tax
Foreign currency translation adjustment	—	—	—	(0.6)	—	(0.6)

Total other comprehensive income (loss), net of tax	—	—	—	(0.6)	—	(0.6)

Comprehensive income (loss)	(2.6)	(23.2)	14.2	31.9	(19.4)	0.9
Less: comprehensive income attributable to noncontrolling interests	—	—	—	(3.9)	—	(3.9)

Comprehensive income (loss) attributable to TransUnion Corp.	$(2.6)	$(23.2)	$14.2	$28.0	$(19.4)	$(3.0)

TRANSUNION CORP. AND SUBSIDIARIES

Unaudited Consolidating Statement of Cash Flows—Successor

For the Two Months Ended June 30, 2012

(in millions)

	Parent TransUnion Corp.	Issuers Trans Union LLC and TransUnion Financing Corporation	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Cash provided by (used in) operating activities	$(1.5)	$11.5	$1.3	$—	$—	$11.3

Cash flows from investing activities:
Capital expenditures for property and equipment	—	(5.0)	(1.4)	(1.0)	—	(7.4)
Investments in trading securities	—	(0.1)	—	—	—	(0.1)
Acquisitions and purchases of noncontrolling interests, net of cash acquired	—	—	—	(10.5)	—	(10.5)
Proceeds from notes receivable	—	—	—	4.0	(4.0)	—

Cash used in investing activities	—	(5.1)	(1.4)	(7.5)	(4.0)	(18.0)

Cash flows from financing activities:
Repayments of debt	—	(6.4)	—	—	4.0	(2.4)
Change in control transaction fees	(0.3)	—	—	—	—	(0.3)
Other	—	—	0.1	(0.3)	—	(0.2)

Cash provided by (used in) financing activities	(0.3)	(6.4)	0.1	(0.3)	4.0	(2.9)
Effect of exchange rate changes on cash and cash equivalents	—	—	—	(0.8)	—	(0.8)

Net change in cash and cash equivalents	(1.8)	—	—	(8.6)	—	(10.4)
Cash and cash equivalents, beginning of period	35.2	—	—	61.2	—	96.4

Cash and cash equivalents, end of period	$33.4	$—	$—	$52.6	$—	$86.0

TRANSUNION CORP. AND SUBSIDIARIES

Unaudited Consolidating Statement of Cash Flows—Predecessor

For the Four Months Ended April 30, 2012

(in millions)

	Parent TransUnion Corp.	Issuers Trans Union LLC and TransUnion Financing Corporation	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Cash provided by (used in) operating activities	$34.8	$(3.5)	$4.5	$16.5	$0.1	$52.4

Cash flows from investing activities:
Capital expenditures for property and equipment	—	(15.6)	(3.6)	(1.2)	—	(20.4)
Proceeds from sale of trading securities	—	1.1	—	—	—	1.1
Investments in trading securities	—	(1.1)	—	—	—	(1.1)
Acquisitions and purchases of noncontrolling interests, net of cash acquired	—	—	—	(0.1)	—	(0.1)
Proceeds from notes receivable	—	22.6	—	—	(22.6)	—
Issuance of notes receivable	—	—	—	(4.1)	4.1	—
Other	—	—	(0.1)	1.0	—	0.9

Cash provided by (used in) investing activities	—	7.0	(3.7)	(4.4)	(18.5)	(19.6)

Cash flows from financing activities:
Repayments of debt	(10.3)	(2.5)	(0.9)	(23.5)	22.6	(14.6)

Debt financing fees	—	(6.1)	—	—	—	(6.1)
Distribution of merger consideration	(1.3)	—	—	—	—	(1.3)
Change in control transaction fees	(20.9)	—	—	—	—	(20.9)
Proceeds from issuance of debt	—	4.1	—	—	(4.1)	—
Other	(1.7)	—	—	(0.3)	(0.1)	(2.1)

Cash provided by (used in) financing activities	(34.2)	(4.5)	(0.9)	(23.8)	18.4	(45.0)
Effect of exchange rate changes on cash and cash equivalents	—	—	—	0.8	—	0.8

Net change in cash and cash equivalents	0.6	(1.0)	(0.1)	(10.9)	—	(11.4)
Cash and cash equivalents, beginning of period	34.6	1.0	0.1	72.1	—	107.8

Cash and cash equivalents, end of period	$35.2	$—	$—	$61.2	$—	$96.4

TRANSUNION CORP. AND SUBSIDIARIES

Unaudited Consolidating Statement of Cash Flows—Predecessor

For the Six Months Ended June 30, 2011

(in millions)

	Parent TransUnion Corp.	Issuers Trans Union LLC and TransUnion Financing Corporation	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Cash provided by (used in) operating activities	$(19.5)	$44.1	$2.5	$29.2	$—	$56.3

Cash flows from investing activities:
Capital expenditures for property and equipment	—	(33.8)	(1.8)	(3.3)	—	(38.9)
Investments in trading securities	—	(0.9)	—	—	—	(0.9)
Proceeds from sale of trading securities	—	9.0	—	—	—	9.0
Investments in held-to-maturity securities	—	—	—	(6.3)	—	(6.3)
Acquisitions and purchases of noncontrolling interests, net of cash acquired	—	—	—	(4.2)	—	(4.2)

Cash used in investing activities	—	(25.7)	(1.8)	(13.8)	—	(41.3)

Cash flows from financing activities:
Proceeds from senior secured credit facility	—	950.0	—	—	—	950.0
Extinguishment of senior secured credit facility	—	(945.2)	—	—	—	(945.2)
Prepayment fee on early extinguishment of senior secured credit facility	—	(9.5)	—	—	—	(9.5)
Repayments of debt	(3.9)	(2.4)	(0.7)	—	—	(7.0)
Distribution of merger consideration	(0.2)	—	—	—	—	(0.2)
Debt financing fees	—	(11.3)	—	—	—	(11.3)
Other	1.3	—	—	(1.1)	—	0.2

Cash used in financing activities	(2.8)	(18.4)	(0.7)	(1.1)	—	(23.0)
Effect of exchange rate changes on cash and cash equivalents	—	—	—	(0.4)	—	(0.4)

Net change in cash and cash equivalents	(22.3)	—	—	13.9	—	(8.4)
Cash and cash equivalents, beginning of period	81.4	—	—	49.8	—	131.2

Cash and cash equivalents, end of period	$59.1	$—	$—	$63.7	$—	$122.8

TransUnion Holding Company, Inc.

Exchange Offer for

9.625%/10.375% Senior PIK Toggle Notes due 2018

PROSPECTUS

                    , 2012

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers.

Delaware law authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties. Our amended and restated certificate of incorporation includes a provision that eliminates, to the fullest extent permitted by Delaware law, the personal liability of a director to our company or our stockholders for monetary damages for any breach of fiduciary duty as a director. Subject to certain limitations, our bylaws provide that we must indemnify our directors, officers and employees if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the conduct was unlawful. In addition, we have entered into indemnification agreements with each of our directors which provide that we will indemnify the applicable director to the fullest extent permitted by Delaware law. Each indemnification agreement also provides, subject to limited exceptions, for indemnification for related expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by the applicable director in any action or proceeding, including any action by us arising out of such person’s services as our director.

The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation, bylaws and indemnification agreements may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

Item 21. Exhibits and Financial Statement Schedules.

(a)	Exhibits.

See the Exhibit Index beginning on page E-1, which follows the signature pages hereof and is incorporated herein by reference.

(b)	Financial Statement Schedules.

Schedules have been omitted because the information required to be set forth therein is shown in the consolidated financial statements or notes thereto.

Item 22. Undertakings.

(a)	Each of the undersigned hereby undertakes:

(i)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(A)	To include any prospectus required by Section 10(a)(3) of the Securities Act;

(B)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the change in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.;

(C)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(ii)	That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(iii)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b)	That, for the purpose of determining liability under the Securities Act to any purchaser, if the registrants are subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(c)	That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)	the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(d)

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrants pursuant to the foregoing provisions, or otherwise, the registrants have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrants of expenses incurred or paid by a director, officer or controlling person of such registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrants will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(e)	Each of the undersigned hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Chicago, State of Illinois, on August 31, 2012.

TransUnion Holding Company, Inc.

By:	/s/ Samuel A. Hamood
	Name:	Samuel A. Hamood
	Title:	Executive Vice President and Chief Financial Officer

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Siddharth N. (Bobby) Mehta	Director, President and Chief Executive Officer (Principal Executive Officer)	August 31, 2012
Siddharth N. (Bobby) Mehta

/s/ Samuel A. Hamood	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	August 31, 2012
Samuel A. Hamood

/s/ Gordon E. Schaechterle Gordon E. Schaechterle	Group Vice President and Chief Accounting Officer (Principal Accounting Officer)	August 31, 2012

*	Director	August 31, 2012
Christopher Egan

*	Director	August 31, 2012
Leo F. Mullin

*	Director	August 31, 2012
Sumit Rajpal

*	Director	August 31, 2012
Steven M. Tadler

*By:	/s/ Samuel A. Hamood
As Attorney-in-Fact

EXHIBIT INDEX

Exhibit Number	Exhibit Description

3.1*	Amended and Restated Certificate of Incorporation of TransUnion Holding Company, Inc.

3.2*	Bylaws of TransUnion Holding Company, Inc.

4.1*	Indenture, dated March 21, 2012, among TransUnion Holding Company, Inc. and Wells Fargo Bank, National Association, as Trustee

4.2*	Form of 9.625%/10.375% Senior PIK Toggle Notes due 2018, Series B

4.3*	Exchange and Registration Rights Agreement, dated March 21, 2012, among TransUnion Holding Company, Inc. and Goldman, Sachs & Co. and Deutsche Bank Securities Inc., as representatives of the purchasers named therein

5.1*	Opinion of Latham & Watkins LLP

10.1*	TransUnion Holding Company, Inc. 2012 Management Equity Plan

10.2*	Form of TransUnion Holding Company, Inc. 2012 Management Equity Plan Stock Option Agreement

10.3*	TransUnion Holding Company, Inc. 2012 Major Stockholders’ Agreement, dated April 30, 2012, among TransUnion Holding Company, Inc. and the stockholders party thereto

10.4*	TransUnion Holding Company, Inc. 2012 Stockholders’ Agreement, dated April 30, 2012, among TransUnion Holding Company, Inc. and the stockholders party thereto

10.5*	TransUnion Holding Company, Inc. Registration Rights Agreement, dated April 30, 2012, among TransUnion Holding Company, Inc. and the stockholders party thereto

10.6*	Form of TransUnion Holding Company, Inc. Director Indemnification Agreement

12.1	Statement of Computation of Ratio of Earnings to Fixed Charges

21.1*	Subsidiaries of TransUnion Holding Company, Inc.

23.1	Consent of Ernst & Young LLP

23.2	Consent of Ernst & Young LLP

23.3*	Consent of Latham & Watkins LLP (included in Exhibit 5.1)

24.1*	Power of Attorney

25.1*	Statement of Eligibility on Form T-1 of Wells Fargo Bank, National Association

99.1*	Form of Letter of Transmittal

99.2*	Form of Notice of Guaranteed Delivery

99.3*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees

99.4*	Form of Letter to Beneficial Owners

99.5*	Form of Letter to Clients

*	Previously filed

E-1